Form 20-F
period 2002-12-31
SKF INC
filed 2003-06-06
CIK 777504

As filed with the Securities and Exchange Commission on June , 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

___________

FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
  for the fiscal year ended December 31, 2002

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-13722

AKTIEBOLAGET SKF
(Exact name of registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's Name into English)

Kingdom of Sweden
(Jurisdiction of Incorporation or Organization)

S-415 50
Gothenburg, Sweden
(Address and Principal Executive Offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
B Shares, par value SEK 12.50

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class B Shares: 81,454,390
Class A Shares: 32,383,377

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes X	No ____

Indicate by check mark which financial statement item the Registrant has elected to follow

Item 17 X	Item 18 ____

INTRODUCTION AND USE OF CERTAIN TERMS

We prepare our financial statements in Swedish kronor ("kronor" or "SEK"). Merely for convenience, this Annual Report on Form 20-F presents translations into United States dollars of certain krona amounts. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated. Unless otherwise stated, such translations have been made at 8.6950 kronor per United States dollar, the noon buying rate (the "Noon Buying Rate") in New York City on December 31, 2002 for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On April 30, 2003, the Noon Buying Rate was 8.1700 kronor per United States dollar. See also Item 3 for certain historical exchange rate information.

Unless the context otherwise requires, as used herein, the term Shares refer to B Shares.

Unless the context otherwise requires, as used herein, the term "Company" refers to Aktiebolaget SKF and the terms "SKF", the "SKF Group" and the "Group" refer to the Company and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the Group's business and the sectors in which it operates. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of the Group’s strategy including financial targets, competitive environment, the Group's investment and research and development programs and anticipated expenditures in connection therewith, descriptions of new products expected to be introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under "Item 3.D. Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. The Group does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set out in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3. KEY INFORMATION

3.A. Selected consolidated financial data

The selected consolidated financial data in respect of the Group set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto filed as part of this Form 20-F.

	For the year ended December 31
	2002 ($)*	2002 (SEK)	2001 (SEK)	2000 (SEK)	1999 (SEK)	1998 (SEK)
	(In millions of USD or SEK except per share data and number of shares)

Amounts in accordance with Swedish GAAP: (1)
Income and dividend data:
Net sales……………….….	4,880	42,430	43,370	39,848	36,693	37,688
Operating profit/(loss).……	463	4,022	3,634	3,674	2,520	(999)
Profit/(loss) before taxes.…	407	3,542	3,120	3,002	1,769	(2,063)
Taxes ………………….….	(121)	(1,055)	(909)	(1,001)	(650)	377
Profit/(loss) after taxes (2)..	286	2,487	2,211	2,001	1,119	(1,686)
Net profit/(loss)…………...	284	2,466	2,167	1,962	1,111	(1,642)
Net earnings/(loss) per share (basic and diluted)...	2.49	21.67	19.04	17.23	9.76	(14.40)
Number of shares…………	113,837,767	113,837,767	113,837,767	113,837,767	113,837,767	113,837,767

Balance sheet data:
Short-term financial assets..	636	5,530	5,387	3,481	1,976	2,353
Working capital (3)……….	1,690	14,691	14,996	13,768	11,362	11,060
Total assets…. ……………	4,483	38,983	40,897	37,897	35,116	39,184
Short-term loans…………..	73	632	711	705	1,223	3,337
Long-term loans…………..	204	1,777	2,830	4,263	4,753	4,842
Share capital………………	164	1,423	1,423	1,423	1,423	1,423
Shareholders' equity………	1,882	16,365	16,224	13,594	11,367	10,932

	2002 ($)*	2002 (SEK)	2001 (SEK)	2000 (SEK)	1999 (SEK)	1998 (SEK)
(In millions of USD or SEK except per share data)
Amounts in accordance with U.S. GAAP:
(1)
Net profit/(loss) .................…..	279	2,428	1,947	1,874	826	(1,064)
Earnings/(loss) per share – basic (4)	2.45	21.33	17.10	16.46	7.26	(9.35)
Earnings/(loss) per share – diluted (4)	2.45	21.31	17.10	16.46	7.26	(9.35)
Working capital (3) ...…..	1,688	14,678	14,975	13,752	11,344	11,063
Total assets ..	4,500	39,126	41,166	38,231	35,483	39,154
Shareholders' equity	1,845	16,038	16,022	13,625	11,497	11,334

* Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars at the noon buying rate on December 31, 2002, of SEK 8.6950 per $1.00.
(1) The Consolidated Financial Statements of the SKF Group were prepared in accordance with accounting principles generally accepted in Sweden, which differ in certain significant respects from those generally accepted in the United States of America ("U.S. GAAP"). See Note 1 and the Reconciliation to U.S. GAAP in Note 27 to the Consolidated Financial Statements filed as part of this Form 20-F.
(2) Includes minority owners' portion of profit/loss after taxes.
(3) Working capital is defined as inventories plus short-term assets plus short-term financial assets less short-term loans and short-term liabilities.
(4) Basic and diluted earnings per share after the cumulative effects of changes in accounting principles.

Cash Dividends per Share

The following table sets forth the total cash dividends per share with respect to each fiscal year. Because dividends are paid by the Group in Swedish kronor, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Receipts (ADRs). Cash dividends are translated into U.S. dollars at the Noon Buying Rate on the payment date.

Year(1)	Cash Dividends (in millions of SEK)	Total Dividend per share (SEK)	Total Dividend per ADS(2) ($)

1998	228	2.00	0.24
1999	455	4.00	0.44
2000	598	5.25	0.51
2001	683	6.00	0.57
2002	911	8.00	0.92

_________________
(1) Dividends are set forth in the above table under the year to which they are attributed to rather than the year in which they were declared and paid.
(2) SKF has issued American Depositary Shares ("ADSs"). Each ADS represents one B Share. American Depositary Receipts (the "ADRs") evidencing the ownership of the ADSs have been listed on the Nasdaq National Market.

Exchange Rates

The following table sets forth, for the periods indicated, the Noon Buying Rate for Swedish krona in terms of Swedish kronor per U.S. dollar for the periods shown:

Period 1998	Period End 8.1030	Average (1) 7.9658	High 8.3350	Low 7.5800
1999	8.5050	8.3007	8.6500	7.7060
2000	9.4440	9.2251	10.3600	8.3530
2001	10.4571	10.4328	11.0270	9.3250
2002	8.6950	9.6571	10.7290	8.6950
November 2002 December 2002 January 2003 February 2003 March 2003 April 2003			9.1690	8.9708
			9.0750	8.6950
			8.7920	8.4750
			8.5650	8.4100
			8.7030	8.3650
			8.6425	8.1700

____________________

  Calculated by using the average of the Noon Buying Rates on the last day of each full month during the period.

On May 23, 2003, the Noon Buying Rate was 7.7920 kronor per U.S. dollar.

3.B. Capitalization and Indebtedness
Not applicable.

3.C. Reasons for the offer and use of proceeds
Not applicable.

3.D. Risk factors

World economic conditions

Terrorism and other hostilities as well as disturbances in worldwide financial markets could have an effect on the demand for the Group's products and services and consequently could have a material adverse effect on SKF's business and results of operations.

Competition

The global market for rolling bearings are estimated to be worth some SEK 200 billion per year. The SKF Group remains the world and European market leader based on sales. The other major international suppliers are The INA Schaeffler Group (including FAG) in Europe, The Timken Company (including the recently acquired Torrington) in the USA and NSK Limited, NTN Corporation and Koyo Seiko Company Limited in Japan. Competitive factors, including changes in market penetration, increasing price competition, the introduction of new products and technology by existing and new competitors as well as changes in customer demand on sales, product mix and prices could have a material adverse effect on SKF's business and results of operations.

Cyclical nature of the business

Much of the demand for the Group's products is cyclical, because the industries in which SKF's customers operate, such as the automotive industry and the machinery industry, tend to be cyclical and sensitive to changes in general economic conditions. However, as the company operates in many different industrial and geographical segments the company is most likely in a number of different stages in the respective cycles. A general economic downturn could reduce the demand for the Group's products, customer solutions and services, and consequently, could have a material adverse effect on SKF's business and results of operations.

Currency exchange rate fluctuations

SKF Group's reporting currency is the Swedish krona. However, in each of the last five financial years, between 94% and 96% of the net sales of the Group were generated in currencies other than the Swedish krona. Therefore, fluctuations in the exchange rates between the Swedish krona, the U.S. dollar, the euro and other currencies in which transactions are effected can have a significant impact on the SKF Group's reported results of operations. SKF estimates that a strengthening of 10% of the Swedish krona against the U.S. dollar or against the euro would have a negative effect from net currency flows on profit before taxes of Swedish krona of approximately 300 million and 60 million respectively, excluding any effect from hedging transactions. A weakening of the Swedish krona of the same magnitude would have a positive effect equal to those amounts. Theses impacts were calculated based on year-end figures and the assumption that everything else remains equal. Furthermore, major changes in exchange rates for individual currencies in which the Group operates could have a material adverse effect on SKF's business and results of operations.

Interest rate fluctuations

SKF is financing its operations primarily through long-term loans and cash generated from the business and is therefore, affected by changes in interest rates. A change of one percentage point in interest rates is estimated to influence profit before taxes by approximately SEK 30 million.

Manufacturing cost

Changes in cost associated with various levels of operations, including but not limited to effects of unplanned work stoppages, cost of labour, and the cost and availability of materials and energy could have a material adverse effect on SKF's business and results of operations. The raw materials used by the Group primarily consist of steel. Although SKF believes that adequate supplies of necessary raw materials are readily available for the Group's operations, SKF estimates that a 1% increase in the cost of direct material and components would reduce profit before taxes by SEK 90 million. This impact was calculated based on year-end figures and the assumption everything else remains equal.

Environmental matters

As an industrial company, SKF is subject to numerous environmental laws and regulations governing, among other things, air emissions, waste water discharge and solid and hazardous waste disposal. SKF's manufacturing operations are designed to prevent environmental pollution. However, like other long-established industrial companies, SKF is involved in some remediation projects, resulting from historical activities. SKF has made its best estimate of environmental provisions for a number of locations and several superfund sites designated by the U.S. Environmental Protection Agency and U.S state agencies and the authorities in several other countries. Although SKF believes that the ultimate resolution of these issues will not have a material impact on its financial position, it can give no assurance that it will not have a material adverse effect on its business and results of operations. In addition, stricter environmental laws and regulations, sometimes with retroactive effect, may lead to increased expenditures to comply with these laws and regulations. Furthermore, accidental environmental pollution may also expose the Group to substantial liability that could have a material adverse effect on SKF's result of operations.

Quality issues

Unanticipated claims, including but not limited to, claims or problems related to intellectual property, product warranty and product liability could have a material adverse effect on SKF's business and results of operations.

Item 4. information on the company

4.A. History and Development of the Company

Aktiebolaget SKF was incorporated under the laws of Sweden in 1907 and is headquartered in Göteborg, Sweden. In terms of sales SKF is the largest rolling bearing manufacturer in the world. SKF's principal offices are located at Hornsgatan 1, SE-415 50 Göteborg, Sweden and its telephone number is +46-31-3371000.

SKF is, in terms of sales, the leading global supplier of products, customer solutions and services in the rolling bearing business and a leading seals supplier. SKF also has an increasingly important position in the market for linear motion products, high precision bearings, spindles, spindle services for the machine tool industry, electrical actuators and actuation systems.

SKF has a history of innovation in bearing design. Since SKF was founded on the invention of the self-aligning ball bearing in 1907, almost all of the new types of bearings subsequently introduced in the market have been developed by SKF. SKF's products continue to be further developed through the addition of new variants and new designs. SKF innovations include the development of prototypes of existing bearings, formulas designed to calculate the life of a bearing and "units" (bearings combined with related components, ready for installation, such as hub-bearing units with integrated sensors). Each innovation has represented an improvement in lifespan, operating temperature, weight, energy consumption or other related indicia of bearing performance.

Research and Development

Expenditures on research and development in 2002, 2001 and 2000 amounted to SEK 767 million, SEK 871 million and SEK 710 million respectively, corresponding to 1.8%, 2.0% and 1.8%, of annual sales. IT development costs and costs for product customization are not included. Basic research is conducted at the Group's Engineering & Research Centre in The Netherlands and for manufacturing process technology, the Groups Manufacturing Development Centre in Göteborg, Sweden. SKF intends to continue to invest in product development and increased productivity. SKF regularly patents new technologies.

Capital Expenditures

In 2002, SKF's capital expenditures for tangible assets amounted to SEK 1,442 million (SEK 1,403 million and SEK 1,388 million in 2001 and 2000, respectively). 74 % of the capital expenditures in tangible assets in 2002 was made in Europe (73% and 73% in 2001 and 2000), 14 % was made in North America (14% and 12% in 2001 and 2000 respectively), 5% was made in Latin America (6% and 5% in 2001 and 2000 respectively) and 7% was made in Asia and Middle East and Africa (7% and 10% in 2001 and 2000 respectively).

Of the Group's total 2002 capital expenditures, approximately SEK 76 million (SEK 43 million and SEK 47 million in 2001 and 2000, respectively) was attributable to environmental investments, the aim of which is to improve both the external environment and the internal working conditions.

Strategy

During 1999, cost restructuring programs were implemented in accordance with SKF's strategy of prioritizing profitability over volume expansion and discontinuing unprofitable operations. A program aimed at reducing SEK 6 to 7 billion of assets over the next few years was launched. The program included a major reduction of inventories, sale of land, buildings and equipment and replacement of in-house productions with increased procurement of materials and components. Consequently, in 1999 a number of loss-making businesses were sold.

Approximately SEK 400 million of real estate was sold in 1999. The Group continued to sell non-strategic businesses and reduce assets in 2000, 2001 and 2002. During 2000, opportunities to sell the Steel business were also considered. However, for the time being, it has been decided that the Steel business will be kept within the Group.

Following the successful restructuring, a business strategy for long-term profitable growth was established. The aim is strong and stabil profit despite fluctuations in market demand. This is being achieved by improving price, reducing capital employed and fixed costs, developing more new products and solutions with higher added value and by growing profitably both organically and through acquisitions. An important instrument in the strategy is the STEP programme for profitable growth, to be applied by operations within the following four areas:

Service. To develop and increase the service business by selling predictive and preventive maintenance, trouble-free operation, condition monitoring, reliability engineering and productivity improvements in process industries. To undertake repair and maintenance of bearings and related products.

Trading. To further develop e-business. To buy complementary products to be able to offer customers complete solutions. To sell more of SKF’s expertise and skills, for example logistics and technology.

Electronics. To further integrate electronics and software competencies in bearing and sealing technology in order to develop customized solutions for demanding applications. SKF’s sensor technology has already been introduced in a number of applications, and more is being developed.

Partnership. To enter into partnerships with customers and other companies in order to gain competitive advantages by combining technological expertise and know-how and/or by creating joint manufacturing activities.

Since the President and Chief Executive Officer Sune Carlsson had announced his decision to retire from SKF with effect from the annual general meeting of the shareholders (the"Annual General Meeting"), 2003, the Board of Directors of AB SKF decided to appoint Tom Johnstone, previously President SKF Automotive Division, as the new President and CEO of SKF. Together with the launch of the first quarter result, SKF's new CEO also launched new financial targets.

The new target for the SKF Group is to maintain an operating margin at the 10% level and achieve SEK 10 billion of additional annual net sales by 2005/2006.

Acquisitions

A number of companies within different Divisions were acquired (100 percent unless otherwise stated) in 2000, including Machine Support B.V., The Netherlands (70 percent), Sealpool AB, Sweden, Diagnostic Instruments Ltd., UK, Roller Bearing Industries, USA, MTSR Ltd., UK, and the remaining outstanding shares of Electrac S.A, France and Revolve Magnetic Bearings Inc., Canada.

In January 2001, INA Holding Schaeffler KG ("INA"), Rockwell Automation Power Systems ("Rockwell"), the SKF Group and the Timken Company ("Timken"), a U.S. based engineering company, reached an agreement to provide shared Web-based services and integrated logistics for premium-brand products and services. In North America, the companies formed CoLinx, LLC ("CoLinx"), a limited liability corporation owned equally by the four companies, to manage the operation. CoLinx has acquired both the assets of PTplace.com, previously a Rockwell e-business Web site, and the shared logistics operations of Rockwell and SKF. In Europe, the companies were joined by the Sandvik Group in acquiring Endorsia.com International AB, an industrial e-business service provider previously wholly owned by SKF. The five companies are now equal owners in this company.

In line with the Group's strategy to further rationalize its component manufacturing, SKF and Timken, formed a company in Brazil, for the manufacturing of forged and turned steel rings to be used in roller bearings. SKF and Timken each own 50% of this company which started operations during the second quarter of 2001.

In April 2001, SKF acquired the shares of a leading European supplier of spindles and ball screws for the machine tool industry, the Italian company Gamfior S.p.A., with an annual turnover of SEK 180 million. The acquisition was fully in line with the Group's strategy to move further into mechatronics and products with higher added value.

Six acquisitions were made in 2002. SKF acquired a majority of the shares (75 percent) in a British company that designs, manufactures and sells mainshaft and gearbox bearings for jet engines. With this acquisition, now named Aeroengine Bearings UK, SKF became the leading supplier of bearings for aircraft engines and gearboxes to the aerospace industry in Europe. SKF was already the leading supplier in the USA in this field. SKF acquired Delta Consult B.V. in The Netherlands, and Erin Engineering and Research, Inc., USA. These two companies are now part of SKF Reliability Systems. SKF further strengthened its presence in Central and Eastern Europe. During 2002, SKF acquired a bearing company in Bulgaria, and the work was commenced to bring this company up to SKF’s quality, environmental and productivity standards.   The SKF Group continued to grow in the business area for linear motion products by acquiring the Magnetic Group in Switzerland at the beginning of 2002 and the Twentieth Century Machine Co. in the USA at the end of 2002. At the beginning of 2002, SKF sold its Italian-based manufacturing of sheet metal components such as cages and shields. Later during the year, SKF divested its steel ring-manufacturing unit Ovako Ajax Inc., USA.

In total, SKF paid SEK 559 million for acquired businesses in 2002 and SEK 293 million and 163 million in 2001 and 2000, respectively. No external financing has been required in 2002, 2001 or 2000.

In February 2003, SKF acquired the line boring activities (BFW) of Integra Technologies.

In April 2003, SKF acquired the shares in Scandrive Control AB, located in Kolbäck, Sweden. The company manufactures integrated servo gears for the printing industry, have an annual turnover of some SEK 30 million.

In May 2003, SKF sold its component manufacturing operations in Veenendaal, the Netherlands to NN, Inc.. At the same time SKF sold its 23% holding in NN Euroball ApS to NN, Inc. and acquired 4.5% of the shares in NN, Inc..

In May SKF acquired one of the leading railway bearing service companies in Australia, Rolling Stock Supply & Service Pty Ltd, (RSSS). The company is a major supplier of new and reconditioned wheel set bearings and axleboxes for railway rolling stock in the Australian, New Zealand and Asian markets. RSSS have an annual turnover of some SEK 60 million.

4.B. Business Overview

In terms of sales SKF is the largest supplier in the world of products, customer solutions and services in the rolling bearing business and a leading seals supplier. SKF also has an increasingly important position in the market for linear motion products, high precision bearings, spindles, spindle services for the machine tool industry, electrical actuators and actuation systems.

The solutions SKF offers its customers vary from high value-added sophisticated systems with integrated electronic components to the right bearing, seal or actuator that meets the demands of a specific application. SKF also includes programs to improve plant efficiency, and, with the help of advanced technology and maintenance management, are aimed to increase the customer's competitiveness.

SKF operates in all its major markets through subsidiaries located in 21 European countries, the United States, Canada, seven Latin American countries, four African countries, 12 Asian countries, Australia and New Zealand. Further SKF also operates through branch offices in a number of additional countries. SKF's sales companies and independent distributors generally promote the full range of SKF's products. Certain larger manufacturing subsidiaries are responsible for the production of specific product lines. As of December 31, 2002, approximately 88% of the SKF's labor force and 95% of its external sales were outside Sweden.

SKF's external sales by geographical area were as follows (amounts in millions of SEK):

Geographical area	2002	2001	2000
Sweden	1,924	1,793	1,850
Europe (excluding Sweden)	21,168	21,520	19,295
North America	10,879	11,444	10,795
Other Countries	8,459	8,613	7,908
TOTAL	42,430	43,370	39,848

SKF's external sales by Division were as follows (amounts in millions of SEK):

Division	2002	2001	2000
Industrial Division	9,742	9,965	8,800
Automotive Division	13,483	13,438	12,634
Electrical Division	1,932	1,941	1,765
Service Division	13,501	13,972	12,899
Aero and Steel Division	3,745	3,990	3,602
Other	27	64	148
TOTAL	42,430	43,370	39,848

Two individual countries have external sales above 10% of the external sales for the Group.

The external sales for those two countries were as follows (amounts in millions of SEK):

Country	2002	2001	2000
Germany	6,768	7,035	6,369
USA	9,997	10,461	9,912

As of January 1, 2002 the SKF Group is organized, based on customer orientation, in five separate divisions: Industrial Division, Automotive Division, Electrical Division, Service Division, and Aero and Steel Division. The seals business is no longer a separate division but, instead, its operations are included in the other divisions based on customer focus, e.g. automotive seals are handled within Automotive Division and industrial seals are handled within Industrial Division. The reason for the integration of the Steel and Aerospace businesses is internal, leading to a cost-efficient organizational structure for both these operations. Three of the divisions are headquartered in Göteborg, Sweden one in Italy and one in Belgium.

Industrial Division

Industrial Division is responsible for sales to industrial OEM (original equipment manufacturers) customers, and for product development and production of a wide range of bearings (in particular spherical, cylindrical and angular contact bearings) and related products. The Division has specialized business areas for railways, linear motion & precision technologies, industrial seals and couplings. In addition, the Division develops special products and systems for selected customer applications.

During 2002 two new product lines in the SKF Explorer class were launched. These were angular contact ball bearings and cylindrical roller bearings. Like the spherical roller bearings that were earlier introduced to the SKF Explorer class, these new product lines were also well received by the market. SKF gained additional business with the Bobcat Division of Ingersoll Rand in the USA. By switching to SKF Explorer sealed spherical roller bearings in the idlers and support rolls, Bobcat significantly improved the performance and reliability of their complete line of compact track loaders.

SKF also, during 2002, launched a concept forklift truck, the E-truck, which demonstrates the shift towards electromechanics. The result is an efficient and environmentally compatible vehicle. The manufacturers of various industrial vehicles have shown great interest in the concept forklift truck, and Toyota L & F, the largest forklift manufacturer in Japan, has opted for a sensorized solution from SKF.

The unique, maintenance-free roll-unit for continuous casters, developed by SKF, continued to attract customers’ interest resulting in installations at three European steelworks during 2002.

SKF’s sales to the windmill industry continued to develop well. SKF provides bearings, seals, housings, lubrications, couplings, high-tension bolts and simulations, calculations and maintenance service contracts. A new product launched during 2002 was the SKF WindCon system – an online system providing the windpark operator with a continuous monitoring of the mechanical condition of the wind turbines.

The introduction of the new compact tapered roller bearing unit for railway wheel sets attracted considerable interest among customers during 2002. Its design allows for longer maintenance intervals, better performance and greater safety. Major orders were received during 2002 for passenger as well as for freight cars.  A special technology for self-lubricating and maintenance-free plain bearings, already used in SKF-solutions for the air-craft industry, has now been adapted for high-performance trains. The system offers longer maintenance intervals. After nearly one year of tests the solution was success- fully introduced at JR West, one of the largest railway companies in Japan.

At the beginning of 2002, SKF acquired the Swiss Magnetic Group, a leading manufacturer of electromechanical actuators, motors, telescopic drives, control units and complete actuation systems. The Twentieth Century Machine Co., a US manufacturer of ground ball screws, was acquired at the end of 2002. With these acquisitions SKF has added manufacturing plants in France, Germany, Sweden, Switzerland and the USA. SKF Spindle Service Centres, the spindle repair business, developed well in 2002, while SKF deliveries to the machine tool industry decreased substantially.

SKF’s engineering consultancy business attracted a great deal of interest and landed a number of important orders during its first year of operation. The assignments were for high-tech computer simulations and calculations.

Excellence in delivery service, product quality and attention to customers remain top priority for the Division. The Excellent Supplier awards received during 2002 confirmed that the efforts to improve delivery service, product quality and customer service are yielding results.

Automotive Division

Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and also for sales to the vehicle service market, as well as for product development and production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

During 2002, the Division focused on customer issues through its continued commitment to Value Leadership. By tailoring integrated solutions SKF can help customers to improve design, performance and safety. This has helped the Division win several quality awards during the year and has resulted in new businesses, many in areas outside the Division’s traditional bearing and seal products.

SKF innovations that gained new business in 2002 included a new wheel hub unit developed for the evolving sport utility vehicle (SUV) market. Featuring integrated ABS sensors and the latest proprietary SKF process technology, the units will be standard on the Chrysler Group’s next generation Dodge Durango sport utility. For another light truck and SUV application, CR elastomeric bonding and design expertise helped create a value-added assembly that provided several critical system functions and simplified the customer’s assembly line operation. These technologies are featured in a new driveline system introduced by American Axle and Manufacturing for light trucks and SUVs that offers improved vehicle stability and traction control.

SKF focuses in the truck segment on ensuring trouble-free operation and delivering value-added solutions. By combining bearing and sealing expertise, SKF developed a maintenance-free universal joint bearing that gives longer life by eliminating breakdowns due to the lack of relubrication. During 2002, SKF gained important new business for this product with both Scania and DaimlerChrysler. The popular SCOTSEAL® PLUS truck wheel seal was upgraded and relaunched as the XL with a new advanced elastomeric compound that was well received by the North American market.

In the vehicle service market, SKF signed a number of important distribution agreements in Europe and North America during 2002, including Automotive Distribution International and Group Auto Union International in Europe, and BorgWarner Cooling Systems for sales and distribution to the independent truck aftermarket in North America. Working together with the Swedish company Infocar, SKF was able to introduce SKF Iris, a fully integrated automotive diagnostic tool that can run on a standard PC.

The GM Hy-wire was the first drivable fuel cell vehicle prototype with full by-wire control systems provided by SKF. These activities have helped SKF enter into important discussions with customers about using SKF Smart Electro-Mechanical Actuating Units for series production applications such as clutch and gear shift-by-wire. Moreover, during 2002 SKF signed a joint development agreement on by-wire parking drum Banksia brakes with PBR Australia, a leading supplier of parking brake systems, that will allow the partners to offer unique electronic parking brakes with advanced features such as a hill-holding function.

SKF established a specialist business unit in 2002 to work with all types of motorsport globally. This will allow SKF to support additional teams with design expertise, such as has been provided to Ferrari, with whom SKF has been in technical partnership with for the last 50 years.

The Formula One resetting project continued at full speed within the Division in 2002. The objective is to increase production frequency through reduced set-up times enabling a faster response to customer demands and a reduction in inventories. Some key automotive factories have already seen resetting times on the pilot channels reduced by nearly 50% resulting in both improved availability and lower inventories.

Electrical Division

Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers as well as for the product development and the production of all deep groove ball bearings and of all bearing seals within SKF. Of the Division's total sales 70 % are made through other Divisions.

The SKF two-wheeler business boomed in Asia but was weak in Europe in 2002. To meet the growing demand for quality, a new range of products was introduced on the market in Asia: high-quality bearings to be fitted in critical applications such as the crankshaft or wheels to improve the performance of the motorcycle.

Electrical industry segments range from standard applications to extremely demanding applications in terms of performance and reliability. SKF engineers have worked together with the leading manufactures in each segment to support the development of new products. An important trend in the market is the move towards electro-mechanical devices. This means a greater demand for "intelligent" bearing units.

Serial production of the SKF industrial steering unit was started during 2002. The unit is a by-wire device incorporating a sensorized deep groove ball bearing.

New bearings specifically designed for the vacuum cleaner’s motor generated an increased market share in this segment during 2002. The success of a new technology for high-precision magnetization of impulse ring seals for car ABS sensors doubled sales in 2002 compared with 2001.

During 2002, a line for moulding, magnetizing, controlling and packing the seals was installed in Varese, Italy. Two new concept cells for injection moulding for shock absorber seals, installed in Villanova, Italy, are now being run at full capacity. The implementation of a new sealing standard in the small deep groove ball bearings range marked another important step in the technical upgrading of standard products. These bearings are for use in extreme working conditions.

The Electrical Division has teamed up with the leading actors in motorcycle racing in a technical partnership for many years. The teams were highly successful in 2002. These activities have strongly supported the image of SKF as an ideal two-wheeler partner, helping to get the company new business both in Asia and Europe.

Customers, among them GE, Suzuki, Lucas TVS and Valeo, have acknowledged SKF’s excellence once again in 2002 with important awards for quality, performance and contributions to their business development.

During 2002, SKF acquired a Bulgarian company producing deep groove ball bearings, now named SKF Bearing Bulgaria, which strengthens SKF’s presence in Eastern Europe and provides an important base for the company in this area. The construction of a new factory in China to produce deep groove ball bearings was completed during 2002 and manufacturing started at the beginning of 2003. The company, SKF Shanghai Bearing Company Ltd., is a joint venture in which SKF owns 60%.

Important projects have been run during 2002 to improve flexibility in the factories and to shorten resetting time. The most ambitious project was the One-to-One Channel; the aim being an output of one deep groove ball bearing per second. Two pilot channels are already producing at this speed.  The focus on flexibility and productivity was paralleled by one on quality and safety.

During 2002, the Uitenhage factory in South Africa became a Zero Defect Factory, one deep groove ball bearing channel in Nilai, Malaysia, received the factory’s Zero Accident Gold Award after operating three years with no accidents, and the Malaysian Government gave the Nilai factory the Knowledge Workers Generating Employer and the Safety and Maintenance of Premises awards.

Service Division

Service Division is responsible for sales to the industrial aftermarket mainly via a network of some 7,000 distributor locations. The Division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The business area SKF Reliability Systems offers mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution both for the SKF Group and external customers.

The core of the Division’s sales is composed of business conducted through its global network of SKF’s authorized distributors and dealers, which handles the daily needs of end-user customers requiring bearings and other products for maintenance and repair operations. In addition, SKF works with its authorized distributors to provide the end-user with value-added services ranging from inventory efficiency to machine productivity. In 2002, SKF’s e-business, based on endorsia.com and PTplace.com increased some 50%. These all-in-one service networks feature branded industrial goods and endorsed manufacturer know-how. Users can access price and availability, check order status, gain product knowledge, and place orders. The global implementation continues to expand.

SKF Reliability Systems increased its total sales by 30% in 2002. The number of employees is now

1,300. There was a steady growth during 2002 in the number of specialists employed by the company including maintenance consultants, reliability engineers and field service engineers. To provide a comprehensive plant asset efficiency programme, Reliability Systems continued to advance within its four sections:

 Electronics – includes hardware and software development
 Technologies – comprises knowledge-based technology solutions
 Mechanical – provides supportive engineering functions including mounting, repairs, etc.
 Reliability Services – reliability consultancy and on-site reliability services.

SKF Reliability Systems introduced the Industrial Decision Support System @ptitudeTM which systematizes the reliability maintenance decision-making process for end-user customers.

In the electronics sector, SKF Reliability Systems also launched software applications which permit users to transfer critical maintenance data via the Internet from worksites back to central offices. This helps turn data gathered by a condition-monitoring system into information that greatly simplifies the user interface and enables a "stop light" overview of the plant condition. Two companies were acquired during the year, Delta Consult B.V., the Netherlands, and Erin Engineering and Research, Inc. in the USA.

SKF Logistics Services operates a global delivery network. Both internal SKF operations and a growing number of external customers utilize these integrated services covering warehouse operations and transportation management. In 2002, eleven more companies were added to the external customer list. There are now twenty external customers using SKF Logistics Services. This is today a small but rapidly growing business and it doubled its sales in 2002.

The Division was awarded a global certification to ISO 9001:2000 covering 73 locations. This demonstrates that the sales units around the world have reached a high level of operational efficiency and customer service. Applied Industrial Technologies, a leading distributor partner in the USA, gave the SKF Service Division the Vendor of the Year award. This is presented to the supplier that is ranked first in a survey based on nine quality criteria completed by their +450 locations. SKF Türk was given The National Quality Award Grand Prize for the year 2002. The award acknowledges the achievement of sustainable excellence in all aspects of performance with respect to customers, people and society.

Aero and Steel Division

SKF Aerospace is responsible for sales, product development and production of bearings, seals and components for aircraft engines, gearboxes and airframes, subsystems for fly-by-wire solutions and also for offering various services including the repair of bearings. Ovako Steel is responsible for sales, product development and production of special steels and steel components to the bearing industry and also to other industries with demanding applications. SKF Forgings and Rings is responsible for sales, product development and production of forgings and rings to the bearing industry. The main customer is SKF.

SKF Aerospace consists of Aeroengine, Airframe and CR Aerospace. Aeroengine includes MRC Bearings in the USA, SKF Avio in Italy and Aeroengine Bearings in the UK. Airframe consists of SARMA in France and Ampep in the UK. CR Aerospace is located in the USA. SKF Aerospace is one of the world’s leading bearing and components suppliers to the aerospace industry.

In spite of the difficult market environment during 2002, SKF Aerospace won important contracts to supply airframe components to both Airbus and Boeing – the two leading aircraft manufacturers in the world. For example, important business was secured for Airbus A380, the new aircraft programme.

Deliveries to the helicopter manufactures developed well during 2002. Customers include the leading manufacturers Agusta- Westland, Bell, Boeing, Eurocopter and Sikorsky.

During 2002, SKF Aeroengine Services continued its efforts within the service market and now has four repair units, Falconer and Charleston in the USA, Villar Perosa in Italy and Aeroengine Bearings in the UK. Ampep has developed ceramic-coated, self-lubricating, spherical plain bearings XLNT, which provide extended life and, consequently, lead to reduced operating costs for helicopter main rotor control mechanisms. In 2002, SKF acquired the majority of the shares in Aeroengine Bearings which designs, manufactures and sells mainshaft and gearbox bearings for jet engines. The main customer is Rolls Royce. With this acquisition SKF became the leading supplier of bearings for aircraft engines and gear- boxes to the aerospace industry within Europe as well. SKF was already the leading supplier in the USA in this field.

Ovako Steel is one of the world’s leading manufacturers of bearing steel and other high-quality steel grades. The production facilities for steel products are located in Sweden and France. The sales of steel to the bearing industry increased during the year, both to SKF and to other bearing manufacturers.

Ovako Steel has reorganized its sales and marketing organization in order to further strengthen the customer focus, and has broadened the customer base to include other bearing industries. The rolled ring production unit, Ovako Ajax Inc., based in South Carolina, USA, was sold during 2002.

SKF Forgings and Rings delivers forged and turned rings in large quantities of precise, circular-shaped form with exacting demands with regard to tolerances and material quality. The business consists of two units, one in Lüchow, Germany and one in Villar Perosa, Italy. The main customer is SKF but the strategy is to grow external sales.

Manufacturing and distribution

Bearings are manufactured at some 45 production sites in 20 countries. SKF's production of bearings in Europe is divided between its six largest European subsidiaries in Austria, France, Germany, Italy, Sweden and the United Kingdom. Each of these companies manufactures only certain types of bearings and then supplies the Group with such products. This system has permitted economies of scale, which, in turn, has led to the development of new manufacturing techniques and systems. Investments in SKF's plants during the year focused on eliminating bottlenecks and improving quality and the environment. Sales are made through a large number of wholly owned sales companies which are supported by approximately 7,000 distributors worldwide.

Steel is manufactured at the production sites in Hofors and Hällefors in Sweden and in France.

Seals are manufactured in five production sites in the USA, one in Mexico, three in Europe, one in India and manufacturing joint ventures in China and South Korea.

SKF has one central warehouse in Western Europe in Tongeren, Belgium (also supplying overseas markets) and one in Singapore for Asia. Through the partial ownership of CoLinx, LLC, SKF has four warehouses in the USA for its bearing business. The seals business, which until 2001 was also responsible for the sales of bearings to the vehicle replacement market in North America, has a distribution center in Hebron, Kentucky.

SKF continued to build on its strong distribution position with the launch of an Internet-based, e-commerce marketplace called endorsia.com in 1999. This e-commerce network connects industrial customers, distributors and suppliers via the Internet. The Endorsia.com trading partners have the benefit of customized interactive order handling and efficient inventory management. By linking leading manufacturers to endorsia.com, SKF has introduced a new dimension in e-commerce that provides distributors and buyers not only with product catalogue information, but also with a knowledge base of maintenance and technical know-how.

In January 2001, after discussions and negotitations during the later part of 2000, SKF decided to bring in four new owners to Endorsia.com International AB, the company that owns Endorsia.com. SKF, Sandvik, Rockwell, INA and Timken, now each own 20% of the share capital of Endorsia.com International AB. SKF believes that the broadened ownership will strenghten endorsia.com as an electronic marketplace for branded industrial goods and services. At the same time, SKF acquired 25% of the share capital of CoLinx, a U.S. based company that owns the e-business marketplace PTplace.com. The other owners are Rockwell Automation, INA and Timken with 25% each. PTplace.com is an internet-based sales portal for sales to distributors in the United States.

SKF Logistics Services operates a global delivery network. Both internal SKF operations and a growing number of external customers utilize these integrated services covering warehouse operations and transportation management. Twenty external customers today use SKF’s third-party logistics services. This is a small but rapidly growing business that doubled its sales in 2002.  In 2002, SKF’s e-business, based on endorsia.com and PTplace.com increased by some 50%. The global implementation continues to expand. SKF signed an agreement in 2002 with Covisint LLC one of the main portals for the automotive industry.

Products, customer solutions and services

SKF has developed a comprehensive range of products, customer solutions and services.

The SKF Group manufactures the following types of bearings: deep-groove ball bearings, self-aligning ball bearings, angular contact ball bearings and thrust ball bearings, cylindrical roller bearings, spherical roller bearings, toroidal bearings, taper roller bearings, cylindrical roller thrust bearings and spherical roller thrust bearings, Y-bearing units, hydrostatic bearings, magnetic bearings, aerospace bearings, miniature and thin section bearings, machine tool bearings and spindles, spherical plain bearings and bearings made of ceramic and polymer materials and other related products.

SKF manufactures hot-rolled steel and cold-finished steel products in the form of bars and tubes, rolled rings, forged components and OK couplings.

SKF also offers a range of repair kits for the vehicle aftermarket. The products span from wheel bearings, MacPherson suspension bearings and other standard roller bearings to waterpumps and timing belt kits.

SKF also manufactures seals for the automotive industry, seals for rolling bearings, seals for shock absorbers and industrial seals.

SKF's product, customer solutions and service offerings are being enhanced by new, higher technology offerings, such that Integrated Maintenance Solution, or IMS, packages can be supplied to end-user customers. This concept aims to combine the excellent logistics service from our distributors with advanced high impact mechanical and electronic technology from SKF. The goal is that customers can increase productivity and the operational lifetime of their mechanical rotating machinery, and at the same time improve the efficiency and cost of their maintenance programs. This should result in improved uptime for the customers.

SKF offers its customers and distributors comprehensive training and bearing education programs in such areas as maintenance, preventive maintenance, mounting and dismounting of bearings, lubrication, sealing, basic bearing technology, material flow and financing.

Comprehensive training programs have also been established to train sales people to sell the various maintenance and service programs the Group is developing.

During 2002, two more product lines in the SKF Explorer class were launched angular contact ball Bearings and cylindrical roller bearings. Like the SKF Explorer concept launched for spherical roller bearings, these new product lines were well received by the market.

SKF also launched a concept forklift truck during 2002. It demonstrates the shift towards electromechanics. Serial production was started of the steering unit during the year. This is a by-wire device, designed to replace the traditional steering wheel and steering column in a forklift truck.

SKF sales to the windmill industry continued to develop well during 2002. A new product launched during 2002 was the SKF WindCon system, an online system affording the windpark operator a complete and continuous monitoring of the mechanical condition of the wind turbines.

SKF gained new business during 2002 for the new wheel hub unit developed for the sport utility vehicle market. New business during 2002 was also gained for maintenance-free universal joint bearings for trucks and deliveries started during the year. A new technology for the high-precision magnetization of impulse ring seals for car ABS sensors doubled the number of sales of this product compared with 2001.

SKF continues to develop and market by-wire technology for the automotive sector. Leading car producers have showed great interest in this. General Motors, for example, has chosen SKF’s full by-wire control systems for its Hy-wire, the first drivable fuel cell vehicle.

SKF signed important contracts during 2002 to supply airframe bearings and rods to both Airbus and Boeing – the two leading aircraft manufacturers in the world. SKF has developed ceramic-coated, self-lubricating, spherical plain bearings, providing increased life and, consequently, reduced operating costs for helicopter main rotor control mechanisms.

The introduction of the Industrial Decision Support system @ptitudeTM during 2002 by SKF Reliability Systems has enhanced the business unit’s capabilities with regard to knowledge-based technology for Asset Efficiency Optimization. SKF Reliability Systems increased its base of maintenance-service agreements and performance-based contracts by 30% during 2002 compared with 2001.

Sales to producers of two-wheelers in Asia grew by 50% during 2002 compared with the figure for 2001. SKF has been able to substantially grow its market share in the fast-developing markets. The two-wheeler business in Europe, however, was weak. SKF continued to gain from its local presence in China and during 2002 built its fifth factory. This unit will produce deep groove ball bearings within the Electrical
Division.

Raw Materials

The raw material used by the group primarily consist of steel. SKF believes that adequate supplies of necessary raw materials are readily available for the Group's operations through several different suppliers and that prices are not volatile.

Competition

By tradition, the size of the world bearing market has been defined by the global sales of bearings. Measured as such, SKF estimates the market to be worth some SEK 200 billion per year. The West European market represents some 25% and the North American market some 30% of the global market. The third largest market is Japan with some 15%. Other markets that have a sizable local production of bearings are Brazil, China, India and Russia.

SKF continues to be the world-leading bearing company in terms of sales and the leading supplier to the European market. SKF is the second-leading supplier in North America. The U.S.-based com-
pany Timken (including the recently acquired Torrington) is the leading supplier in North America. In Asia, the Japanese company NSK is the leading bearing supplier. Excluding Japan, SKF is the leader in Asia. Other large bearing companies are INA in Germany, and NTN and Koyo in Japan.

SKF’s successful development in the service business, selling reliability and asset efficiency with increasing amounts of software, is opening up a new bearing-related market. Its size and potential cannot be defined at present. However, this is a fast-growing market where SKF with its experience and knowledge of applications accumulated over the years has much to offer. A larger portion of the SKF Group’s sales is expected to be service and software-related in the future.

Environmental Regulation

SKF has a multi-site certificate ISO 14001, the international standard for environmental management. This certificate covers the Group’s manufacturing, logistics and technical facilities. The Group environmental certificate now includes 82 companies in 23 countries, and demonstrates SKF’s ambition to work to the highest standards in all the countries in which it operates.

The SKF Group has environmental permits and consents for all operations in every country in which it has manufacturing facilities. This includes the operations at five units in Sweden, comprising SKF Sverige AB and Ovako Steel AB and subsidiaries. The permits cover SKF’s production of bearings, steel and rolled bars.

The environmental impact of the Group’s operations is mainly in the areas of waste disposal, emissions to air and water, and noise. All impacts are controlled to ensure strict compliance with national and local regulations.

SKF incurred no penalties during 2002 for violations of national, regional and local regulations associated with environment issues. SKF's manufacturing operations are designed to prevent environmental pollution. However, like other long established industrial companies, SKF is involved in some remediation projects, resulting from historical activities. Many SKF factories have disposed of various wastes at approved landfills. Because of stricter laws and regulations - some with retroactive effect - concerning landfill disposal, a few SKF companies are currently involved in the clean-up of old landfills, most of which have not been used for many years. The majority of these cases concern so-called Superfund sites in the United States. In most of these cases SKF USA was one of many companies contributing to the waste disposal at the landfill in the past, and in general SKF's share is very low - a few percent or less. The total estimated cost for SKF, including remediation at a few plant sites, is not significant, and relevant provisions have been made in the financial statements.

Legal Proceedings

On March 31, 1988, Torrington, a bearing manufacturer based in the United States, filed a petition with the Department of Commerce ("DOC") and the United States International Trade Commission ("ITC") requesting the imposition of antidumping duties on certain types of bearings imported and sold in the United States from Germany, the United Kingdom, France, Italy, Sweden, Japan, Thailand, Singapore and Romania. Bearings manufactured by SKF were subject to the petition. In May 1989, the DOC claimed that bearings manufactured by SKF and other manufacturers under investigation were being sold in the United States at less than fair value, i.e. below the cost of production or the price at which the goods were sold in the country of manufacture, after adjustment for certain factors. The ITC also decided in May 1989 that domestic manufacturers had suffered material injury as a result of such pricing policies. As a result, SKF and the other manufacturers under investigation were required to pay antidumping duties to the United States Department of Treasury. These payments are equal to the difference between the prices each manufacturer charges for its goods in the United States and the prices that each manufacturer charges in the various countries of manufacture, after adjustment for certain factors. SKF expects that there will generally be an additional net payout for each period starting from May 1, 1993, averaging US$ 1 million per review period. Each review period lasts from May 1 to April 30 the following year. All expected payouts have been accrued for in the financial statements. SKF expects these review periods to continue for the foreseeable future, but with the limitation described in the next paragraph.

On June 28, 2000, the ITC forwarded to the DOC its final determination in the sunset review of the various bearing antidumping duty orders. DOC then revoked these orders, for entries on or after January 1, 2000. The revoked orders for SKF were: ball bearings from Sweden, cylindrical roller bearings from Germany and spherical plain bearings from Germany. For SKF, these represented half of the dumping volume and half of the antidumping duty in SKF's latest review. The ITC decision regarding cylindrical roller bearings have been appealed by Torrington, which is now owned by SKF's largest competitor in North America. The result of this appeal is expected at any time.

The Company believes that, except as described above, there are no material proceedings, pending or threatening, other than routine litigation incidental to the Group's business, to which any member of the Group is a party to or of which any of its property is subject.

4.C. ORGANIZATIONAL STRUCTURE

AB SKF is the parent company of the SKF Group.

The following operating subsidiaries have assets which exceed 10% of SKF's total consolidated assets or contribute more than 10% to the Group's income from continuing operations.

Company	Country	Holding (%)
SKF USA Inc.	USA	99.8
SKF GmbH	Germany	100.0
SKF Industrie S.p.A	Italy	100.0
SKF Sverige AB	Sweden	100.0

4.D. Property, plant and equipment

Location of SKF's production sites as of December 31, 2002:
Country	Location	Principal Products
Argentina	Tortuguitas	Bearings
Austria	Steyr	Bearings

Brazil	Cajamar	Bearings
	Cajamar **	Forged and turned steel rings

Bulgaria	Sopot	Bearings
	Kalofer	Bearings
	Karnare	Bearings
	Bogdan	Bearings

Canada	Calgary	Bearings

China	Beijing *	Bearings
	Shanghai*	Bearings
	Shanghai*	Bearings
	Dalian *	Bearings
	Ningguo *	Seals

France	Saint-Cyr-sur-Loire	Bearings
	Fontenay-le-Comte	Bearings
	Avallon	Bearings
	Thomery	Bearings
	Saint-Vallier-sur-Rhone	Airframe components
	Lons-le-Saunier	Airframe components
	Saint Cyr En Val	Actuators
	Chambery	Ball and roller screws
	Beaufort-sur-Doron	Ball screws
	Carignan	Steel rings

Germany	Schweinfurt	Machine tool products
	Schweinfurt	Bearings, Ball bushings
	Maulburg	Linear motion
	Mühlheim	Bearings
	Lüchow	Bearings, forged and turned steel rings
	Püttlingen	Bearings
	Meckesheim	Rail guides
	Leverkusen-Opladen	Seals

India	Pune	Bearings
	Bangalore	Bearings
	Bangalore	Seals

Indonesia	Jakarta	Bearings

Italy	Villar Perosa	Bearings, forged and turned steel rings
	Airasca	Bearings
	Massa	Bearings
	Cassino	Bearings
	Bari	Bearings
	Pinerolo**	Balls and rollers
	Varese	Seals and industrial rubber components
	Vilanova d'Asti	Seals and industrial rubber components
	Turin	Spindles and ball screws

Korea	Changwon-City	Bearings
	Daegu*	Seals

Malaysia	Nilai	Bearings

Mexico	Puebla	Bearings
	Guadalajara	Seals

Netherlands	Veenendaal***	Rollers, cages

Poland	Poznan	Bearings

South Africa	Uitenhage	Bearings

Spain	Tudela	Bearings

Sweden	Göteborg	Bearings
	Göteborg	Actuators
	Katrineholm	Housings, nuts
	Landskrona	Seals
	Hofors	Couplings
	Hofors	Steel, tubes, rings
	Hällefors	Bars
	Karlskoga	Heat treatment of bars and tubes

Switzerland	Liestal	Linear motion

Ukraine	Lutsk	Bearings, forged and turned steel rings

United Kingdom	Sundon	Bearings
	Clevedon	Airframe components
	Oldham	Radial fit bolts, Hydraulic propeller nuts
	Stonehouse	Bearings

United States	Altoona, PA	Bearings
	Hanover, PA	Bearings
	Glasgow, KY	Bearings
	Gainesville, GA	Bearings
	Jamestown, NY	Bearings
	Falconer, NY	Bearings
	Colebrook, CT	Bearings
	Elgin, IL	Seals
	Hobart, OK	Seals
	Seneca, KS	Seals
	Springfield, SD	Seals
	Franklin, NC	Seals
	San Diego, CA	Measuring equipment
	Aiken, SC	Bearings
	Grafton, WI	Spindles
	Armada, MI	Ball-screws

* Joint venture with SKF holding a majority interest and management responsibility. ** Not a consolidated subsidiary. *** Sold after December 31, 2002.

SKF has a major distribution center in Tongeren, Belgium, serving Europe, the Middle East and Africa and Latin America. The distribution center at Crossville, Tennessee, USA, serving North America, is run by CoLinx, LLC, an e-business company in the United States owned 25% by SKF. SKF also has a distribution center in Singapore serving the Asia Pacific region and a distribution centre in Hebron, Kentucky, serving the seal and vehicle replacement markets in North America.

The SKF Group has a central research and development center in Nieuwegein in The Netherlands and a central research and development center in Göteborg, Sweden for process development. The Group has many technical centres throughout the world.

SKF believes that its sites are generally sufficiently modern and adequate for the purposes for which they are used.

As of December 31, 2002, total assets of SEK 211 million were pledged as collateral for outstanding indebtedness. These assets include real estate with a value of approximately SEK 141 million. For a further description, see Note 22 to the Consolidated Financial Statements filed as part of this Form 20-F. The net book value of all property, plant and equipment on that date was SEK 12,418 million and included aggregate net revaluations of SEK 236 million.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Amounts in parantheses refer to comparable figures for the immediately preceding year.

5.A. Operating results

The following discussion of our operating results and our liquidity and capital resources contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those set forth in these forward looking statements as a result of, among other factors, changes in economic conditions, changing trends in customer demand and fluctuations in exchange rates.

The Group's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note 27 to the Consolidated Financial Statements summarizes the effect that the application of U.S. GAAP would have on the Group's 2002, 2001 and 2000 consolidated net income, and shareholders' equity.

Critical Accounting Policies

The preparation of SKF's Consolidated Financial Statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a description of some accounting areas that require a higher degree of judgement estimates and complexity.

Valuation of impairment of tangible and intangible assets

SKF recognizes tangible and intangible assets at historical cost and depreciates these assets on a straight-line basis over their estimated useful lives. Tangible and intangible assets are accounted for in accordance with Swedish GAAP which in certain areas differs from U.S.GAAP. Please see Note 27 item 2, "Revaluation of tangible assets" and item 3, "Capitalization of interest expense," to the Consolidated Financial Statements filed as part of this Form 20-F for a description of those differences.

SKF tests tangible and intangible assets for impairment on a regular basis to assess the accuracy of the book value of these assets in the Consolidated Financial Statements. External and internal factors together with management's assessment of these factors at a certain point in time are taken into account in the process of impairment testing. If the carrying value exceeds fair value an impairment loss is recognized. Such loss affects net income.

Valuation of goodwill

SKF recognizes goodwill when the cost for acquiring the subsidiary is higher than the shareholders equity. Goodwill is accounted for in accordance with Swedish GAAP which in certain areas differs from U.S.GAAP. Please see Note 27 item 14 ". Goodwill and other intangible assets", to the Consolidated Financial Statements filed as part of this Form 20-F for a description of those differences.

Goodwill is amortized on a straight-line basis over the economic lifetime of the business purchased, normally ten years but for certain strategic acquisitions the amortization time is extended to 20 years. Impairment tests of goodwill are made on a regular basis. If the carrying value of goodwill exceeds its fair value an impairment loss is recognized. Such loss affects net income.

Valuation of provisions for pensions and postretirement benefits other than pensions

SKF has two types of post retirement benefit plans, funded and unfunded. Funded plans mean that assets are in a separate (from SKF) legal entity, that only pays pensions. There are no separate financial assets on SKF's balance sheet. Assets of the separate entity are netted against the pension obligations, and the net (calculated according to local rules) is shown as provisions if the obligation is greater, or as a long term financial asset if the assets are greater. Unfunded plans means that there are no such legally separate/restricted assets for pensions, and the assets which are used to pay pensions come from SKF assets. The pension obligations according to local rules are recorded as provisions.

SKF sponsors defined benefit pension plans, both funded and unfunded, in several countries, principally Sweden, Germany, France and in the United States. Further, SKF sponsors several postretirement benefit plans in the United States, that provide health care and life insurance benefits for eligible retired employees.

Provisions for pensions and postretirement benefits are calculated and provided for based on local legislation and rules in each country except in cases when a true and fair view would not be reflected. The local legislation and rules in each country differ in certain areas from U.S. GAAP. Please see Note 14 "Provisions for pensions and other postretirement benefits" and Note 27 item 9, "Provisions for pensions and postretirement benefits," to the Consolidated Financial Statements filed as part of this Form 20-F for a description of those differences.

The measurement of provisions related to these benefits is based on estimates and assumptions made by local governments regarding average life expectancy, return on pension plan assets, rate of compensation increases and health care cost. Possible changes in estimates and assumptions by local governments may result in a need for adjustment of the provisions for pensions and post retirement benefits other than pensions, which affects net income.

Recognition of restructuring provisions

SKF recognizes accruals for restructuring activities in accordance with Swedish GAAP which in certain areas differs from U.S. GAAP. Please see Note 1, "Provisions" and Note 27 item 5, "Provisions for restructuring and impairment of tangible assets", to the Consolidated Financial Statements filed as part of this Form 20-F for a description of those differences.

For such accruals for restructuring activities, detailed documentation is maintained and updated on a regular basis to ensure that these accruals are properly supported. If management determines that there is a change in the estimate, the accruals are adjusted to reflect this change in assumption, which affects net income.

Recognition of environmental provisions

SKF recognizes environmental provisions when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In cases where there are differences between Swedish GAAP and U.S. GAAP (SOP 96-1), these are reflected in Note 27 Item 5, " Provisions for restructuring and impairment of tangible assets" to the Consolidated Financial Statements filed as part of this Form 20-F.

For such environmental provisions detailed documentation is maintained and updated on a regular basis to ensure that the accruals are properly stated. If there are changes in the estimates, the accruals are adjusted to reflect this change, which affects net income.

For a full presentation of all accounting principles, please see Note 1 and Note 27 to the Consolidated Financial Statements filed as part of this Form 20-F.

New accounting principles to be adopted in 2003 for Swedish GAAP

In 2003 the following recommendations, issued by the Swedish Financial Accounting Standard Council, becomes effective: Presentation of Financial Statements (RR 22), Segment Reporting (RR 25), Events after the Balance Sheet Date (RR 26) and Financial Instruments: Disclosure and Presentations (RR 27).

In 2004, Employee Benefits (RR 29) becomes effective. However the Group has decided to implement Employee Benefits (RR 29) as of January 1, 2003. By adoption of Employee Benefits, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries will be accounted for with consistent principles. In SKF's financial reporting up to 2002, such plans have been accounted for by applying the local legislation and rules in each country. The one-time effect of this change in accounting principle will be taken directly to equity in accordance with Accounting for Changes in Accounting Principles (RR 5), and has no one-time effect on either the income statement or the statement of cash flow. The one-time effect was a SEK 1,447 million decrease in the Group's shareholders' equity. The annual pre-tax profit effect is estimated to be a negative SEK 100 million with no cash flow effects.

The Group has not completed its assessment of the impact of implementing the other new recommendations in 2003.

New accounting principles to be adopted in 2003 for U.S. GAAP

Effective in 2003, the following new accounting standards issued by the United States Financial Accounting Standards Board ("FASB") become effective; SFAS 143 Accounting for Asset Retirement Obligations, SFAS 145 Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections, SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities and FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other. Please see Note 27 item 19, "New accounting principles to be adopted in 2003 for U.S. GAAP, " to the Consolidated Financial Statements filed as part of this Form 20-F.

Overview

The bearing industry is cyclical and dependent on industrial production and general economic conditions. Consequently, changes in industrial production in one of SKF's markets will normally have a corresponding effect on the Group's sales in that market. At the beginning of the rise of the economic cycle in any given market, the demand for small rolling bearings used in consumer durables, such as cars and household appliances, normally increases. As the cycle progresses, demand for medium-sized rolling bearings used in light-weight production equipment, transportation, materials handling and similar uses normally increases and, at the end of the cycle, demand for large bearings for use in heavy industry normally rises.

In 2000, the development varied between different geographical regions and different customer segments. Sales developed well for most of SKF’s products and services during the first half of 2000. Market development during the fourth quarter of 2000 confirmed that demand had begun to weaken. Production levels were lowered in most of SKF’s factories at the end of year 2000 in order to adjust the manufacturing to a period of weaker demand.

Total sales, recorded in local currencies, were fairly flat in 2001. Sales in Europe increased at the beginning of 2001, but decreased in the fourth quarter. In North America, sales decreased considerably, although in the fourth quarter of 2001 they were slightly higher, mainly for seasonal reasons. The annual sales in Asia increased and good growth was noted in the fourth quarter. The Group’s production and inventory levels and the number of employees were gradually reduced during 2001 to adapt to the lower market demand.

In 2002, the sales of SKF's products and services increased 3% for the full year, measured in local currencies. After a weak start, sales in Europe grew in the second half of the year while sales levelled off in North America in the fourth quarter. Sales in Asia were strong throughout the year. The Group's production volume increased by 4% compared to 2001, which led to better capacity utilization.

SKF's strategy to reshape the Group for long-term profitable growth continued and further progress was made in 2002. A large number of the Group's customers are cyclical by nature, consequently, the Group sales has a cyclical pattern. The aim is to reduce the impact on profit of the swings in the market. The strategy has been to focus on improving the price quality, giving priority to profit before volumes to the market. Price levels were further improved through a strong focus on businesses with higher added value and better margins.

SKF’s aftermarket business generated good results. The vehicle service business continued to grow and SKF’s network of industrial distributors in Central and Eastern Europe and Asia was further expanded. The number of long-term maintenance contracts in the process industry also increased substantially.

The improvement of SKF’s global logistic system and the increased use of SKF's Internet-based order system improved SKF's performance in serving customers promptly and efficiently with a maximum of reliability.

The redesigning of SKF’s factories and processes for fast and reliable deliveries of a wide range of high-quality products continued in 2002. Manufacturing resetting times were reduced to achieve efficient manufacturing of smaller batches with shorter lead times and with lower inventory levels. Inventory levels ended at 21.2% of sales in December 2002, a little bit above the target of 20%.

A number of acquisitions were made in order to support SKF's strategy of growth in selected areas, see Item 4.B.

Long-term financial targets for SKF were launched at the Annual General Meeting of shareholders in April 2000. These targets comprise an operating profit of SEK 4,000 million, an operating margin of 10%, earnings per share of SEK 20, a return on capital employed of 18%.

The financial targets are cascaded down to the divisions and operating units through SKF's performance management model, Total Value Added (TVA).

The new target for the SKF Group, launched at the Annual General Meeting of shareholders in April 2003, is to maintain an operating margin at the 10% level and achieve SEK 10 billion of additional annual net sales by 2005/2006. This target replaces the ones set out 2000. For more information regarding SKF's strategy to meet these targets see "Item 4A– History and Development of the Company-Strategy".

To achieve the target the focus will be on further development of operational excellence, organic growth and acquisitions. The organic growth should come from geographical expansion, fast growing customer segments, the aftermarket, service business and new products. Future acquisitions should contribute about one third of the additional net sales.

Currency

Fluctuations in exchange rates between the Swedish krona and other currencies can significantly affect the Group's financial results. During 2002, approximately 95% of Group net sales were generated in currencies other than the Swedish krona. All assets and liabilities are translated into Swedish krona at the period-end exchange rate, whereas income and expense items are translated at average exchange rates for the period. See Note 1 to the Consolidated Financial Statements filed as part of this Form 20-F. The Group regularly enters into certain off-balance sheet activities such as forward foreign currency contracts, foreign currency swaps, foreign currency options and interest rate swaps designed to hedge against the impact of currency fluctuations.

Compared with the year 2001, exchange rates for the full year 2002, including effects from translation and transaction flows, had a negative effect on SKF's profits before taxes of an estimated SEK 75 million.

Compared with the year 2000, exchange rates for the full year 2001, including effects from translation and transaction flows, had a positive effect on SKF's profits before taxes of an estimated SEK 425 million.

See Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" for details about the Group's financial risks and policies to monitor these risks.

European Monetary Union

SKF operates extensively in the 12 member countries of the European Monetary Union, particularly in Germany, France and Italy. In 2002, the EMU countries accounted for approximately 40% of the Group’s net sales, and approximately 50% of the Group’s total production.

Sweden is a member of the European Union but has decided not to join the European Monetary Union for the time being. A referendum about membership in the European Monetary Union is expected to be held in Sweden during September 2003. However, the introduction of a single currency in Europe has not brought about any change in the Group’s strategic direction. SKF has treated Europe as a single market for a number of years. However, in 2000 and in 2001, system adaptations were made. The SKF companies operating in the eurozone gradually converted from local currencies to the euro in 2001. The migration from local currencies to the euro was successfully completed before January 1, 2002.

In 2000, the Swedish Parliament approved legislation allowing financial results to be reported in euros for Swedish companies. SKF has not yet decided if and when a conversion to the euro should be made.

The following table provides information regarding the results of SKF's divisions for 2002, 2001 and 2000.

Three-year review of SKF’s Divisions* (Amounts in millions of SEK):

Industrial Division	2002	2001	2000
External sales	9,742	9,965	8,800
Total sales	15,650	15,978	14,417
Operating result	1,622	1,662	1,675
Operating margin, %	10.4	10.4	11.6

Automotive Division	2002	2001	2000
External sales	13,483	13,438	12,634
Total sales	14,930	15,022	13,976
Operating result	523	407	479
Operating margin, %	3.5	2.7	3.4

Electrical Division	2002	2001	2000
External sales	1,932	1,941	1,765
Total sales	6,704	6,989	7,084
Operating result	427	314	465
Operating margin, %	6.4	4.5	6.5

Service Division	2002	2001	2000
External sales	13,501	13,972	12,899
Total sales	15,032	15,552	14,096
Operating result	1,421	1,299	1,023
Operating margin, %	9.5	8.4	7.3

Aero and Steel Division	2002	2001	2000
External sales	3,745	3,990	3,602
Total sales	6,325	6,638	6,400
Operating result	205	195	235
Operating margin, %	3.2	2.9	3.7

* Previously published amounts have been restated to conform with the current Group structure in 2002.

Results for 2002 compared to 2001

Sales

Group net sales decreased by 2.2% to SEK 42,430 million in 2002 from SEK 43,370 million in 2001. The decrease in net sales was attributable to currency effects of -5.2%, a positive effect of a change in price/mix of 1.5% , structural changes of 1.6% and a decrease in volume of 0.1%. Net sales, recorded in local currencies, were 3.0% higher 2002 compared to 2001.

The following financial information by division is based on SKF's management reporting, which in certain areas differs from the reported Group figures and is based on the Groups divisional structure in effect during 2002. Previously published amounts by division have been restated to conform with the Group structure in existence during 2002.

Industrial Division

External sales in 2002 amounted to SEK 9,742 million (SEK 9,965 million). Total sales (sales to external and internal customers) were SEK 15,650 million (SEK 15,978 million). The operating result was SEK 1,622 million (SEK 1,662 million) with an operating margin of 10.4% (10.4%). The Division succeeded in keeping the result on the same level as 2001 in spite of the challenging business climate.

Sales in Europe, which began to increase during the second half of 2002, ended slightly higher than in 2001. Despite the positive trend in 2002, sales in North America were somewhat lower compared with the 2001 figure. Sales in Asia remained flat.

Sales differed widely between the various market segments and led to uneven factory utilization. Improved flexibility in manufacturing, the reduction of lead times, increased production frequencies and more robust manufacturing processes allowed the Division to both reduce capital employed and improve its delivery service.

Automotive Division

External sales in 2002 amounted to SEK 13,483 million (SEK 13,438 million). Total sales (sales to external and internal customers) were SEK 14,930 million (SEK 15,022 million). The operating result was SEK 523 million (SEK 407 million) with an operating margin of 3.5% (2.7%). The Division showed an improved margin and a reduction in capital employed. The improved margin was the result of lower costs, new products and a better mix of the business.

Although there was improvement during the course of the year, reflecting the new businesses SKF has gained in recent years, sales to the car and light truck industry in Europe remained on the same level as in 2001. Sales in North America, however, were significantly higher than in 2001. Slightly lower sales were recorded in Europe for the heavy truck market, whereas sales in North America were somewhat stronger in 2002 than in 2001. Sales to the Vehicle Service Market were significantly higher than in 2001. The growth was strong in Europe. Sales in North America were relatively unchanged, but weakened as the year progressed.

Electrical Division

External sales in 2002 amounted to SEK 1,932 million (SEK 1,941 million). Total sales (sales to external and internal customers) were SEK 6,704 million (SEK 6,989 million). The operating result was SEK 427 million (SEK 314 million) with an operating margin of 6.4% (4.5%).

The operating result improved due to new businesses and good productivity development.

External sales in Europe were somewhat lower in 2002 than in 2001 but a gradual recovery took place during the year. Sales in Asia had a substantial increase in volume.

Service Division

External sales in 2002 amounted to SEK 13,501 million (SEK 13,972 million). Total sales (sales to external and internal customers) were SEK 15,032 million (SEK 15,552 million). The operating result was SEK 1,421 million (SEK 1,299 million), with an operating margin of 9.5% (8.4%).

Overall sales in Europe were relatively flat compared with 2001. Sales in North America, however, were slightly lower than in 2001. Sales in Asia were significantly higher than in the previous year. SKF Reliability Systems continued to expand its base of maintenance-service agreements and performance-based contracts with a number of customers in South America, Europe, the USA and China.

Aero and Steel Division

External sales in 2002 amounted to SEK 3,745 million (SEK 3,990 million). Total sales (sales to external and internal customers) were SEK 6,325 million (SEK 6,638 million). The operating result was SEK 205 million (SEK 195 million) with an operating margin of 3.2% (2.9%).

Ovako Steel reported external sales of SEK 1 579 million (SEK 1 708 million). Total sales were
SEK 2 963 million (SEK 2 991 million). The operating result was SEK 20 million (SEK -80 million).

Cost of Goods Sold

The Group's cost of goods sold, which principally comprises raw materials and wages, decreased by 3.8% to SEK 31,844 million in 2002 from SEK 33,105 million in 2001. As a percentage of sales, cost of goods sold decreased to 75.0% in 2002 from 76.3% in 2001.

Subsidiaries of SKF purchase bearing steel for their operations from the Steel Business and from other external suppliers. Approximately 34% of the steel used by the Group comes from the Steel Business.

Selling and Administrative Expenses; Research and Development Expenditures

Selling and administrative expenses decreased by 1.6% in 2002 to SEK 6,636 million from SEK 6,747 million in 2001. As a percentage of net sales, selling and administrative expenses was 15.6% both in 2002 and 2001.

Research and development expenditures, not including expenditures for IT solutions and customized designs, decreased by 11.9% in 2002 to SEK 767 million from SEK 871 million in 2001, corresponding to 1.8% of total sales in 2002.

Depreciation and Amortization

Depreciation and amortization increased by 3.6% in 2002 to SEK 1859 MSEK from SEK 1,794 million in 2001. Depreciation and amortization has been classified as cost of goods sold and selling and administrative expenses.

The levels of average tangible and intangible assets were relatively stable during 2002. During 2002 an impairment loss of SEK 185 million has been recognized and recorded as depreciation and amortization. Of the impairment loss, MSEK 92 million relates to intangible assets and MSEK 93 million relates to tangible assets.

Operating Profit

Operating profit increased by 10.7% in 2002 to SEK 4,022 million from SEK 3,634 million in 2001. Operating margin for 2002 amounted to 9.5% (8.4%).

For information about divisional performance according to SKF's Management reporting see page 34, "Results for 2002 compared to 2001," - under the topic Sales.

Financial Income and Expense - Net

Financial income and expense, net, improved from an expense of SEK 514 million in 2001 to an expense of SEK 480 million in 2002, primarily due to decreased borrowings and lower interest rates. Financial income and expense comprises dividend income, interest income, interest portion of the cost for pensions and other postretirement benefits, other interest expense and financial exchange gains and losses.

Profit Before Taxes

The Group reported a profit before taxes of SEK 3,542 million in 2002 from SEK 3,120 million for 2001, an increase of 13.5%.

Income Taxes

The Group's effective tax rate was 30% in 2002 and 29% in 2001. The corporate nominal income tax rate in Sweden was 28% in both 2002 and 2001.

The difference between the effective tax rate of 30% and the statutory tax rate 28% was primarily due to differences between statutory tax rate in Sweden and foreign subsidiaries, permanent differences and tax loss carry-forwards, net of valuation allowance.

Net Profit

The Group's net profit increased by 13.8 % to SEK 2,466 million in 2002 from SEK 2,167 million in 2001, due to the factors discussed above.

Results for 2001 compared to 2000

Sales

Group net sales increased by 8.8% to SEK 43,370 million in 2001 from SEK 39,848 million in 2000. The increase in net sales was attributable to currency effects of 8.5%, a positive effect of a change in price/mix of 1.8% and structural changes of 0.5% partially offset by a decrease in volume of 2.0%.

The following financial information per division is based on SKF's Management reporting, which in certain areas differs from the reported Group figures and is based on the groups divisional structure in effect during 2002. Previously published amounts by division have been restated to conform to the Group structure in existence during 2002.

Industrial Division

External sales in 2001 amounted to SEK 9,965 million (SEK 8,800 million). Total sales (sales to exter-
nal and internal customers) were SEK 15,978 million (SEK 14,417 million). The operating result was SEK  1,662 million (SEK 1,675 million) with an operating margin of 10.4% (11.6%).

Despite the slowdown in sales and lower manufacturing volumes, the operating result remained at a satisfactory level, comparable to the level in 2000. Sales in Europe started the year on a high level but declined during the autumn. Sales were low throughout the year in North America. The business in Asia developed well, especially in China. The factory for railway bearings in Nankou achieved a record output for the second year running.

Automotive Division

External sales in 2001 amounted to SEK 13,438 million (SEK 12,634 million). Total sales (sales to exter-
nal and internal customers) were SEK 15,022 million (SEK 13,976 million). The operating result was SEK 407 million (SEK 479 million) with an operating margin of 2.7% (3.4%).

The division's operating result remained at an unsatisfactory level and was slightly lower than in 2000 due to lower volumes in the truck business. Sales to the car and light truck industry in Europe started to develop positively in 2001, but weakened as the year progressed. In North America, the level of business was lower than in 2000 due to the reduction in production of vehicles and inventories levels. The heavy truck market in Europe declined in 2001. In North America, sales fell sharply for the second year running.

Electrical Division

External sales in 2001 amounted to SEK 1,941 million (SEK 1,765 million). Total sales (sales to exter-
nal and internal customers) were SEK 6,989 million (SEK 7,084 million). The operating result was SEK  314 million (SEK 465 million) with an operating margin of 4.5% (6.5%).

Substantial declines in sales volume in Europe and the USA had a negative impact on the division's results. In Europe, sales were affected by the weakening of the economy from which the two-wheeler segment suffered most. Sales were more stable in the electrical segment, owing to new business. Sales in Asia increased strongly in 2001 due to the introduction of technical advanced solutions products.

Service Division

External sales in 2001 amounted to SEK 13,972 million (SEK 12,899 million). Total sales (sales to exter-
nal and internal customers) were SEK 15,552 million (SEK 14,096 million). The operating result was SEK 1,299 million (SEK 1,023 million) with an operating margin of 8.4% (7.3%).

Efficient logistics, cost-effective operations and revenues from acquired companies together with price increases and a positive currency effect, all contributed to an improved result. Sales were strong in Western Europe during the first half of 2001, but then weakened in the second half. In North America, sales remained weak, but towards the end of the year sales were higher, mainly due to seasonal reasons. Sales in Central and Eastern Europe grew strongly in 2001 whilst the sales in Middle East and Africa were weaker than in 2000. Asia showed again solid growth, particularly in China and South East Asia, whereas Latin American sales remained at the level of 2000, but with demand weakening during the year.

Aero and Steel Division

During 2002, the former Steel Division and Aerospace Division were integrated to form the Aero and Steel Division. The reason for the integration was internal, leading to a cost-efficient organizational structure for both these operations.

External sales in 2001 amounted to SEK 3,990 million (SEK 3,602 million). Total sales (sales to exter-
nal and internal customers) were SEK 6,638 million (SEK 6,400 million). The operating result was SEK 195 million (SEK 235 million) with an operating margin of 2.9% (3.7%).

Within the Steel business external sales were SEK 1,708 million in 2001 compared to SEK 1,689 million in 2000. Total sales (sales to external and internal customers) were SEK 2,991 million in 2001 compared to SEK 3,093 million in 2000. The operating loss from Steel operations was SEK 80 million compared to an operating loss of SEK 14 million in 2000, with an operating margin of -2.7% (-0.4%). The market for the Steel business peaked in Europe in middle of 2001 and there was a significant drop in demand during the latter half of 2001. The biggest drop in 2001 sales volumes were in the U.S. market.

Sales in the Aerospace business were good throughout the year, in both Europe and North America, and the operating result remained strong during the year. Extensive cost-reduction activities were implemented during the year to restore profibility.

Cost of Goods Sold

The Group's cost of goods sold, which principally comprises raw materials (bearing steel) and wages, increased by 8.7% to SEK 33,105 million in 2001 from SEK 30,461 million in 2000, primarily as a result of increased net sales. As a percentage of sales, cost of goods sold decreased to 76.3% in 2001 from 76.4% in 2000.

Subsidiaries of SKF purchase bearing steel for their operations from the Steel business and from other external suppliers. About 26% of the steel used by the Group comes from the Steel business.

Selling and Administrative Expenses; Research and Development Expenditures

Selling and administrative expenses increased by 14.3% in 2001 to SEK 6,747 million from SEK 5,902 million in 2000, primarily as a result of increased net sales. As a percentage of net sales, selling and administrative expenses increased to 15.6% in 2001 from 14.8% in 2000.

Research and development expenditures, not including expenditures for IT solutions and customized designs, increased by 22.7% in 2001 to SEK 871 million from SEK 710 million in 2000, corresponding to 2.0% of total sales in 2001.

Depreciation and Amortization

Depreciation and amortization increased by 9.9% in 2001 to SEK 1,794 MSEK from SEK 1,633 million in 2000, primarily due to translation effects caused by a weaker Swedish krona. Depreciation and amortization has been classified as cost of goods sold and selling and administrative expenses.

Operating Profit

Operating profit decreased by 1.1% in 2001 to SEK 3,634 million from SEK 3,674 million in 2000. For information about divisional performance according to SKF's Management reporting see page 36, "Results for 2001 compared to 2000" under the topic -Sales.

Financial Income and Expense - Net

Financial income and expense, net, improved from an expense of SEK 672 million in 2000 to an expense of SEK 514 million in 2001, primarily due to decreased borrowings and lower interest rates. Financial income and expense comprises dividend income, interest income, interest portion of the cost for pensions and other postretirement benefits, other interest expense and financial exchange gains and losses.

Profit Before Taxes

The Group reported a profit before taxes of SEK 3,120 million in 2001 from SEK 3,002 million for 2000, an increase of 3.9%.

Income Taxes

The Group's effective tax rate was 29% in 2001 and 33% in 2000. The statutory income tax rate in Sweden was 28% in both 2001 and 2000.

The difference between the effective tax rate of 29% and the statutory tax rate of 28% was primarily due to differences between statutory tax rate in Sweden and foreign subsidiaries, permanent differences and tax loss carry-forwards, net of valuation allowance.

Net Profit

The Group's net profit increased by 10.4% to SEK 2,167 million in 2001 from SEK 1,962 million in 2000, due to the factors discussed above.

5.b. liquidity and capital resources

Over the last few years, a comprehensive programme has been carried out to restructure underperforming activities and to improve the cost structure and operating margin. The importance of the efficient use of capital and a positive cash flow has been focused in the organisation. This has lead to a significantly stronger balance sheet including a major reduction of borrowings, a build up of a net cash position, which at the end of 2002 was SEK 3,121 million, and a higher equity to assets ratio.

In December 2002, SKF's equity to assets ratio was 43.4%. This is above the Group's average objective for this ratio which is 35%. The Group's stronger financial position has allowed for a higher dividend, which for 2002 was increased by 33%, to SEK 911 million, compared to the dividend for 2001.

The following cash flow analysis has been adjusted for acquired and sold companies and businesses, as required by Swedish GAAP.

Cash flow from operations in 2002 was SEK 4,340 million, compared with a cash flow from operations of SEK 5,743 million for 2001, following an increase in profit before taxes to SEK 3,542 million in 2002 compared with a profit of SEK 3,120 million in 2001 and an increase in working capital. Cash flow from operations in 2000 was SEK 3,936 million.

Funds used for capital expenditures on tangible assets and newly acquired businesses were SEK 2,001 million in 2002, compared with SEK 1,696 million in 2001 and SEK 1,551 million in 2000. Capital expenditures were primarily for technical upgrades of factories and the implementation of programs designed to produce more bearings with less equipment. Capital expenditures during the next few years are expected to around the level of the annual Group depreciation.

Cash flow from sales of tangible assets and business increased to SEK 328 million in 2002 compared with SEK 245 million in 2001 and SEK 551 million in 2000. Cash flow from sales of businesses related primarily to the sale in 2002 of Ovako Ajax Inc, in the US, a steel ring manufacturing unit, and to the sale in 2002 of the Italian based manufacturing of sheet metal components such as cages and shields.

The SKF Group's short-term financial assets (cash, bank accounts and short-term investments) increased by SEK 143 million in 2002 to SEK 5,530 million at year-end 2002, compared with SEK 5,387 million at year-end 2001 and SEK 3,481 million at year-end 2000. Long- and short-term borrowings were SEK 2,409 million at the end of 2002, a decrease of SEK 1,132 million.

Unused long-term credit facilities were SEK 2,642 million at the end of 2002, compared with SEK 3,183 million at the end of the previous year.

The consolidated statements of cash flow have been adjusted for changes in exchange rates as translation effects arising from changes in foreign currency exchange rates do not represent cash flow.

While the Group has no present plans with respect to acquisitions involving the need for additional funding through debt or equity financing, any significant future acquisition may involve such external debt or equity financing.

The Group has made its best estimate of expected environmental provisions for a number of locations and several superfund sites designated by the U.S. Environmental Protection Agency and U.S. state agencies and the authorities in several other countries. Management believes the ultimate resolution of these issues will not have a material impact on the financial position or results of operations of the Group.

In the Group's opinion, its working capital is sufficient for its present requirements.

In accordance with statutory requirements in Sweden and certain other countries in which the Group operates, the Company and its subsidiaries maintain restricted reserves which are not available for distribution as dividends, loans or advances (see Note 13 to the Consolidated Financial Statements filed as part of Form 20-F). These restrictions are not expected to have any impact on the Group's ability to meet its cash obligations.

The Group's policy is that the financing of its operations should be long-term. The objective is that loans required to finance anticipated needs should have maturities exceeding three years. As of December 31, 2002, the average maturity of the Group's loans was just over four years (see Note 16 to the Consolidated Financial Statements filed as part of Form 20-F). The majority of the loans was denominated in U.S. dollars.

Furthermore, it is SKF's policy to have a payment capacity in the form of surplus liquidity and/or long-term credit facilities amounting to approximately US$ 300 million. On December 31, 2002, the Company had long-term loan facilities totalling US$ 300 million from nine banks (see Note 19 to the Consolidated Financial Statements filed as part of Form 20-F). The majority of the loans was denominated in U.S. dollars.

Cash and cash equivalents of the Group are mainly held in Swedish kronor and euro.

The Group's operations are exposed to various financial risks. The Group's financial policy defines currency, interest-rate and credit risks and establishes responsibility and authority for the management of these risks. During 2002, forward exchange contracts, cross currency swaps and currency options were the derivative financial instruments used to hedge foreign currency rate exposure. Cross currency swaps and interest rate swaps were used to manage the interest rate exposure on foreign currency borrowings. In "Item 11 - Quantative and qualitative disclosures about market risk" the financial instruments used for hedging purposes are described in detail.

As of December 31, 2002, the Group had approximately SEK 500 million in commitments for capital expenditures.

Off balance sheet items, contractual obligations and commercial commitments

Off Balance Sheet items

SKF has entered into certain off balance sheet arrangements as part of its ordinary course of business. Such off balance sheet arrangements primarily relate to leasing contracts for office, warehousing and production facilities and hedging activities to cover interest and currency risks, as described above. Further, certain business contracts include embedded derivatives.

For a description of the Group's obligations regarding leases please refer to Note 18 to the Consolidated Financial Statements filed as part of this Form 20-F. For a description of the Group's obligations regarding hedging activities including Non-Exchange Traded Contracts such as embedded derivatives, please refer to "Item 11-Quantitative and qualitative disclosures about market risk."

Summary of Contractual Obligations

The following table sets forth the Group's contractual obligations by maturity.

Payments due by period (amounts in millions of SEK):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	2,220	443	304	1,422	51
Capital Lease Obligations	41	15	23	2	1
Operating Leases	1,052	209	281	192	370
Purchase Obligations	1,531	497	577	233	224
Other Long-Term Obligations	42	11	16	13	2
TOTAL	4,886	1,175	1,201	1,862	648

Summary of Commercial Commitments

The following table sets forth the Group's commercial commitments by maturity.

Payments due by period (amounts in millions of SEK):

Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Unused Lines of Credit	2,642	-	-	2,642	-
Discounted Bills	2	2	-	-	-
Other Guarantees and Contingent Liabilities	62	31	15	1	15
TOTAL	2,706	33	15	2,643	15

5.C. Research and development, patents and licenses

Research and development expenditures in 2002, 2001 and 2000 amounted to SEK 767 million SEK 871 million and SEK 710 million, respectively. Basic research is conducted at the Group's Engineering & Research Centre in The Netherlands and SKFs manufacturing process development center in Göteborg, Sweden. SKF intends to continue to invest in product development and increased productivity. SKF regularly patents new technologies and does not currently produce any products under licence. There are no patents or licenses that are material to the company's business or profitability. No intangible assets have been recorded to development expenditures.

5.D. trend information

For a discussion of the trends that effect our business and operating results, see "Item 5.A. — Operating Results.

Item 6. directors, senior management and employees

6.A. Directors and Senior Management

The articles of association of the Company provide that the Board shall consist of not fewer than five and not more than ten members (not including employee representatives), with such numbers of deputy members (not more than five) as are elected by the shareholders at the Annual General Meeting. Board members and deputy members serve until the next Annual General Meeting. Under Swedish law, employees have the right to appoint additional members and their deputies.

Directors

The names of the members of the Board, their age and title, the year in which they joined the Company's Board and their principal business activities performed outside SKF as of Decemer 31, 2002 are set forth below.

Sune Carlsson retired as President and CEO of AB SKF and left the Board of SKF on April 15, 2003. His successor, Tom Johnstone, was also nominated as a member of the Board at the Annual General Meeting 2003.

Anders Scharp
Born 1934. Chairman.
Board member since 1992.
Chairman Saab AB, Atlas Copco AB and AB Nederman.
Board member Investor AB.

Sune Carlsson
Born 1941. President and Chief Executive Officer from 1998 to April 15, 2003.
Board member from 1991 to April 15, 2003.
Board member Atlas Copco AB and Investor AB.

Vito H Baumgartner
Born 1940. Board member since 1998.
Group President Caterpillar Inc.
Vice Chairman of the European-American Industrial Council.
Member Nomination Committee of the Swiss-American Chamber of Commerce, Management Board of the Federation des Syndicats Patronaux (Employers' Federation),
Aeroport International de Geneve, Russian Academy of Transportation in St Petersburg.
Member and past Chairman of the Foundation Board of International Institute for Management Development (IMD).

Philip N Green
Born 1953. Board member since 2000.
Chief Operating Officer, Reuters Group PLC.
Board member Reuters Group PLC.

Sören Gyll
Born 1940. Board member since 1997.
Chairman Capedal AB and The Confederation of Swedish Enterprise.
Board member Skanska AB, SCA Svenska Cellulosa Aktiebolaget, Askus AB, Medicover S.A. (Belgium) and The Royal Swedish Academy of Engineering Sciences (IVA).

Clas Åke Hedström
Born 1939. Board member since 2000.
Chairman Sandvik AB.
Deputy Chairman Scania AB.
Board member The Association of Swedish Engineering Industries.

Ulla Litzén
Born 1956. Board member since 1998.
President, W Capital Management AB.
Board member Atlas Copco AB, Posten AB, AB Svensk Stiftelseförvaltning and
W Capital Management AB.

Helmut Werner
Born 1936. Board member since 1998.
Chairman Supervisory Board of mg technologies ag.
Member Supervisory Board of Alcatel (Paris), BASF AG, Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft and Gerling-Konzern Versicherungs-Beteiligungs AG.

Tom Johnstone
Born 1955. President and Chief Executive Officer from April 15, 2003.
Board member from April 15, 2003.
Executive Vice President of AB SKF from 1999-2003 and President of the SKF Automotive Division from 1996 to 2003.
Previous appointments at SKF:
Marketing Manager, International Marketing SKF (U.K.), Director, Vehicle Aftermarket SKF Bearing Services, Executive Director, Automotive and Electrical Sales Division, President, Automotive & Electrical Division.

Göran Johansson
Born 1945. Employee representative.
Board member since 1975.
Chairman Executive Committee of the City Council of Göteborg.
Chairman Liseberg AB.
Board member Vattenfall.

Hans-Åke Ringström
Born 1945. Employee representative.
Board member since 2001.
Chairman SIF (The Swedish Union of Clerical and Technical Employees in Industry), SKF, Göteborg.

Kennet Carlsson
Born 1962. Employee representative.
Deputy board member since 2001.
Chairman Metalworkers' Union, SKF, Göteborg.

Anders Olsson
Born 1952. Employee representative.
Deputy board member since 1998.
Board member SIF (The Swedish Union of Clerical and Technical Employees in Industry) Ovako Steel AB, Hällefors.

Group Management
Set forth below are the names of the Group Management of SKF in year 2002, their age, length of employment with SKF, the year in which they were appointed to their respective offices, their areas of experience within the Group and their principal business activities performed outside SKF.

Sune Carlsson
Born 1941Employed since 1998
President and Chief Executive from 1998 to April 15, 2003
Previous position:
Executive Vice President and member of the Group Executive Committee at ABB Asea Brown Boveri Ltd., Zürich, responsible for the Industrial and Building Systems Segment from 1993 to 1998.
Board member of Atlas Copco AB and Investor AB.

Tom Johnstone
Born 1955
Employed since 1977
President and Chief Executive Officer from April 15, 2003
Executive Vice President AB SKF from 1999 to April 15, 2003, President SKF Automotive Division from 1996 to April 15, 2003
Previous positions within SKF:
Marketing Manager, International Marketing SKF (U.K.), Director Vehicle Aftermarket SKF Bearing Services, Executive Director, Automotive and Electrical Sales Division, President, Automotive & Electrical Division.

Gunnar Gremlin
Born 1945
Employed since 1969
Executive Vice President AB SKF since 1996 and President SKF GmbH, Germany since 1998
Previous positions within SKF:
Finance and Administration Director, Deputy Managing Director, SKF Brazil, Controller, SKF European Division, Finance Director SKF GmbH, Finance and Administration Director, Deputy Managing Director SKF Italy, President and CEO SKF Steel Division, Chief Executive of SKF Asia Pacific Division, Managing Director SKF GmbH Germany, Head of Group Information Technology.
Board member of AB Th Nederman & Co, Endorsia.com International AB and CoLinx, LLC.

Christer Gyberg
Born 1947
Employed since 1972
President, SKF Industrial Division since 1996, Executive Vice President AB SKF as from April 15, 2003
Previous positions within SKF:
Marketing Director SKF Maintenance Products in Holland, Marketing Director Miniature Bearings in France, Sales Director SKF Sweden, Director Product Division Large Seize Bearings in Sweden, Director Product Division Tapered Bearings in Germany and Director, Product Division Deep Groove Ball Bearings in France.
Board member Centaur Utveckling AB

Giuseppe Donato
Born 1944
Employed since 1979
President, SKF Electrical Division since 1996
Previous positions within SKF:
Sales Manager RFT (SKF's rubber components company), Managing Director and General Manager, RFT, Executive Director of SKF Sealing Systems, Executive Director of HBU Bearing Division.

Tore Bertilsson
Born 1951
Employed since 1989
Chief Financial Officer responsible for Group Finance, Group Business Development and Group Purchasing since 2001.
Previous positions within SKF: Group Finance Director, Group Treasury Director.
Board member of SEB Fondinvest, Tryggstiftelsen, Ågrenska, Momentum Maintenance
Supply AB

Phil Knights
Born 1948
Employed since 1987
President, SKF Service Division since 1999
Previous positions within SKF:
Managing Director SKF (U.K.) Services Ltd, Chief Executive, SKF South East Asia & Pacific Ltd, Sales & Marketing Director, SKF South East Asia & Pacific Ltd.

Sten Malmström
Born 1943
Employed since 1973
President and Chief Executive Officer, SKF USA Inc. since 1999.
Previous positions within SKF:
President SKF Reinsurance, President SKF International, Vice President and SKF Group Treasurer, Vice President Finance, SKF France, President SKF Component Systems,
Senior Vice President SKF Group Business Development.

Kaj Thoren
Born 1944
Employed since 1975
Senior Vice President, Aero and Steel Division since 2002
Previous positions within SKF:
Senior Vice President, Group Business Development, Group Controller, Group Treasurer and Managing Director of SKF International AB, Chief Executive of Business Area SKF Tools, Group Finance & Information Systems Director.
Board member of Flexlink AB, Tradex Converting AB.

Lars G Malmer
Born 1943
Employed since 1974
Senior Vice President, Group Communication since 1986
Previous positions within SKF: Managing Director SKF Nicaragua, Head of Corporate Communications AB SKF.
Board member International Council of Swedish Industry, Chalmers Teknikpark.

Bengt Olof Hansson
Born 1947
Employed since 1964
Senior Vice President, Group Quality and Human Resources since 1998
Previous positions within SKF:
Director, Group Management Planning & Organization Development, Personnel Director, SKF Bearing Industries, Marketing Manager, SKF Australia, Managing Director, Steyr Nationwide Bearings, Australia, Director, Human Resources and Total Quality Management, SRB Division, Director, Group Leadership Development and Employee Involvement, Director, Group Human Resource Planning and Development.

Carina Bergfelt
Born 1960
Employed since 1990
General Counsel AB SKF and Secretary to the Board since 1996
Previous positions within SKF: Legal Counsel, Group Legal.

Henning Wittmeyer
Born 1942
Employed since 1971
Senior Vice President, Group Technology Development since 1998
Previous positions within SKF:
Manager Process Control, AB SKF, Chief Engineer Product Development, SKF Norden, Managing Director, SKF Engineering & Research Center, Holland, SKF Group Research Director and SKF Group Technical Development Director.
Board member of Association for Surface Chemistry Research, Chairman of Scandinavian Center of Maintenance Management.

6.B. COMPENSATION

Principles

The Chairman of the Board and the Board Members are remunerated in accordance with the decision taken at the Annual General Meeting. No remuneration is paid to the employee representatives.

The remuneration to the Chief Executive Officer and other senior managers consists of fixed annual salary, other benefits, retirement benefits and stock option entitlements. The magnitude of the remuneration shall be in proportion to the manager’s responsibility and authority. The right to variable salary is limited to a certain percentage of the fixed salary.

Board of Directors

At the Annual General Meeting held in 2002 it was decided that the Board shall be entitled to an allotment of sek 2 350 000. At the Statutory Board Meeting it was decided that this allotment should be divided among the Board Members elected by the Annual General Meeting as follows: sek 700 000 should be distributed to the Chairman of the Board and sek 275 000 to each elected Board Member who is not employed by AB SKF.

Chief Executive Officer

Sune Carlsson, Chief Executive Officer (CEO) and President of AB SKF until April 15, 2003, received in 2002 as salary and other remunerations sek 10 980 823, of which sek 3 697 200 was variable salary for 2001. Sune Carlsson’s fixed annual salary for 2002 amounted to sek 7 150 000. The variable salary could amount to a maximum of 60% of the fixed annual salary and is determined based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added, TVA. TVA is the operating result, less the pre-tax cost of capital in the currency in which business is conducted.

AB SKF made premium payments in 2002 corresponding to 35% of Sune Carlsson’s fixed annual salary for the future pension benefit of Sune Carlsson. The pension benefit is fee-based and the cost for this pension benefit in year 2002 amounted to sek 2 544 224. Sune Carlsson’s pension is a vested benefit, and is accordingly not conditioned upon future employment.

Sune Carlsson was granted in 2002, free of charge, one stock option which allows him to acquire 23 708 existing SKF B shares. The stock option has been granted under the SKF Stock Option Programme described in Item 6E below.

Group Management

SKF’s Group Management (exclusive of the Chief Executive Officer), 12 people, received in 2002 remuneration and other benefits amounting to a total of sek 42 989 386, of which sek 28 777 818 was fixed annual salary and sek 10 292 205 was variable salary for the year 2001. The variable salary amounts could amount to a maximum percentage of the fixed annual salary and are determined based on the financial performance of the SKF Group established by the TVA management model.

Group Management was granted in 2002, free of charge, stock options which allow them to acquire a total of 73 966 existing SKF B shares. The stock options have been granted under the SKF Stock Option Programme described in Item 6E below.

The SKF Group’s Swedish pension plan for senior managers covers 15 people. The retirement age is 65 years. The CEO is not covered by this pension plan. The plan, which is a defined-benefit plan, entitles the senior managers covered an additional pensions over and above the ordinary plan for supplementary pensions to salaried employees agreed in applicable collective bargaining agreements (ITP-plan). This additional pension amounts to a yearly compensation from the age of 65 of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment. A provision was recorded for these benefits in the amounts of msek 29.5 as at December 31, 2002. The cost for this plan in year 2002 amounted to msek 9.7.

6.C. BOARD PRACTICES

Activities of the Board of Directors of AB SKF in 2002

The Annual General Meeting of AB SKF, held in the spring of 2002, elected eight Board members. In addition two members and two deputy members were appointed by the employees.

The Board held seven meetings in 2002. The Board adopted written rules of procedure for its internal work. These rules prescribe inter alia;
-the number of Board meetings and when they are to be held,
-the items normally included in the Board agenda,
-the presentation to the Board of reports from the external auditors.
The Board also issued written instructions as to;
-when and how information required for the Board’s assessment of the Company’s and the Group’s financial position shall be collected and reported to the Board,
-the allocation of the tasks between the Board and the President,
-the order in which the deputy Presidents shall act in the President’s absence.
Issues dealt with by the Board during the year include, inter alia, acquisitions and divestments of companies and the strategic direction of the SKF Group.

Nomination of Board members

The following applied regarding the nomination process of the Board members who will be proposed by a group of major shareholders for election at the Annual General Meeting in 2003.

In November/December 2002, the Chairman made an assessment of the work of the Board and its members during the year. He then had meetings with representatives of a group of major shareholders including Knut and Alice Wallenberg Foundation, Alecta pensionsförsäkring, ömsesidigt, the Third Swedish National Pension Fund and Skandia Liv. During the meetings the Chairman presented his assessment of the need of special Board competence and compared such needs with available resources in the Board. The representatives of the group of major shareholders then gave their views on the composition of the Board.

Remuneration Committee

The Board of Directors of AB SKF established in 2000 a Remuneration Committee. The Chairman of the Board Anders Sharp and the board members Sören Gyll and Vito H Baumgartner are the members of the Remuneration Committee. The Remuneration Committee prepares questions related to the principles for the performance related remunerations and pension benefits of the senior managers, and all decisions related to such principles are thereafter decided by the Board of Directors. Questions related to the CEO's employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors. The terms and conditions for other senior managers are proposed by the CEO and approved by the Chairman of the Board.

Audit Committee

The Board of Directors established in 2003 an Audit Committee. The Chairman of the Board, Anders Scharp and the board members Ulla Litzén and Clas Åke Hedström are the members of the Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes and the audit process of the SKF Group.

Executive Committee

The Chief Executive Officer established in year 1998 an Executive Committee comprising, besides the Chief Executive Officer, the president of each division and the Chief Financial Officer. The Executive Committee comprised in 2002 seven members: Sune Carlsson, President and Chief Executive Officer; Tom Johnstone, President Automotive Division; Christer Gyberg, President Industrial Division, Executive Vice President AB SKF; Guiseppe Donato, President Electrical Division; Phil Knights, President Service Division; Kaj Thorén, President Aero and Steel Division and Tore Bertilsson, Chief Financial Officer. As from April 15, 2003 Sune Carlsson left SKF. At the same time Tryggve Stehn was appointed to replace Tom Johnstone and joined the Executive Committee.

Severance payments

The CEO and the members of Group Management are, in the event of termination of employment at the request of AB SKF, entitled to receive a severance payment amounting to a maximum of two years’ salary.

6.D. EMPLOYEES

On December 31, 2002, the Group had 39,739 registered employees. The net reduction in employees between 2000 and 2002 was 662 (including divested and acquired companies - net) mainly due to the cost restructuring programs implemented in the autumn of 1998 and during 1999. Temporary employees, if on the payroll of an SKF company, are included in the number of employees presented by the Group. Temporary employees on subcontract from a temporary services firm are not included in the figures.

Average number of employees by geographic location:

	2002	2001	2000

Sweden	4,614	4,884	5,219
France	3,865	3,902	3,968
Italy	4,748	5,076	4,995
Germany	5,466	5,721	5,935
Western Europe, other	3,686	3,116	3,162
Central/Eastern Europe	3,625	2,194	2,368
USA	4,916	5,062	5,874
North America, other	178	185	191
Latin America	1,567	1,667	1,872
Asia	5,247	5,068	5,198
Africa	697	761	775

Total average number of employees	38,609	37,636	39,557

Registered number of employees by division:

	2002	2001	2000

Industrial Division	10,449	10,343	10,645
Automotive Division	9,943	9,994	10,860
Electrical Division	8,072	6,637	7,086
Service Division	4,721	4,462	4,536
Aero and Steel Division	5,168	5,274	5,521
Others	1,386	1,381	1,753
Total registered number of employees	39,739	38,901	40,401

Most of the Group's employees are unionized. Although the Group has occasionally experienced localized labor difficulties that may have had a temporary effect on particular operations, no major strike or other significant industrial action has occurred in the last ten years. The Group considers its relationship with its employees to be good.

6.E. SHARE OWNERSHIP

In the tables below the individual share ownership in SKF by the Directors and Group Management is summarized. None of these persons owns more than 1% of the shares of the Group. The Group Management table also discloses the number of shares over which members of Group Management hold stock options to buy SKF B shares. For information regarding the exercise price and the expiration date of the stock options see "SKF Stock Option Programme" below. None of the Directors hold any stock options.

As of April 30, 2003, ownership of shares and stock options are as follows:

Directors in year 2002 (exclusive CEO)	Shares	Class
Anders Sharp	25,000	B
Vito H. Baumgartner	600	B
Philip N Green	0	-
Sören Gyll	2,000	B
Clas Åke Hedström	1,000	B
Ulla Litzen	6,600	B
Helmut Werner	700	B
Göran Johansson	100	B
Hans-Åke Ringström	0	-
Kenneth Carlsson	0	-
Anders Olsson	33	A
Total	36,033

Group Management in year 2002	A Shares	B Shares	Number of B Shares possible to acquire under stock options granted in year
			2001	2002	2003
Sune Carlsson	0	5,000	–	23,708	25,000
Gunnar Gremlin	300	0	4,000	3,793	4,000
Tom Johnstone	0	1,600	6,000	9,483	10,000
Christer Gyberg	0	1,000	6,000	9,483	10,000
Giuseppe Donato	0	0	6,000	9,483	10,000
Tore Bertilsson	1,000	1,000	6,000	9,483	10,000
Phil Knights	0	2,100	6,000	9,483	10,000
Sten Malmström	1,027	0	4,000	3,793	10,000
Kaj Thorén	0	5,051	4,000	3,793	4,000
Lars G Malmer	1,200	0	4,000	3,793	4,000
Bengt Olof Hansson	0	0	4,000	3,793	4,000
Carina Bergfelt	0	0	4,000	3,793	4,000
Henning Wittmeyer	0	0	4,000	3,793	4,000
Total	3,527	15,751	58,000	97,674	109,000

SKF Stock Option Programme

In 2000, the SKF Stock Option Programme on SKF B shares already issued replaced the Call Option Programme instituted in 1996. First grants were made under the Stock Option Programme in 2001. Each option granted represents the right to purchase a specified number of existing SKF B shares. The purpose of SKF’s Stock Option Programme is to attract and retain the best available personnel, to provide additional incentive to these key individuals and to promote the success of the company’s business by aligning employee financial interests with long-term shareholder value.

The allocation of options is based on financial performance defined as SKF’s management model TVA. The options under SKF’s Stock Option Programme are not assignable or transferable and are linked to employment with SKF. The options become exercisable two years from the date of grant provided the option holder is still employed with SKF.

In 2001, 183 managers have been granted stock options entitling them to acquire in total 402 000 existing B shares. The grant, which was free of charge, was based on the SKF Group TVA performance for 2000. Each option gives the holder the right to purchase existing SKF B shares at the exercise price of SEK174 per share during a period of 6 years.

In 2002, 271 managers have been granted stock options entitling them to acquire in total 589 950 existing SKF B shares. The grant, which was free of charge, was based on the SKF Group TVA performance for 2001. Each option gives the holder the right to purchase existing SKF B shares at the exercise price of SEK 246 per share during a period of six years.

In 2003, 330 managers have been granted stock options entitling them to acquire in total 811 000 existing SKF B shares. The grant, which was free of charge, was based on the SKF Group TVA performance for 2002. Each option gives the right to purchase existing SKF B shares at the exercise price of SEK 233 per share during a period of six years.

Based on the SKF Group TVA performance for 2003, 339 managers may be granted free of charge, stock options entitling them to acquire in total not more than 813 000 SKF B shares. Each option would give the right to purchase existing SKF B shares at an exercise price per share of 110% of the average of the market value of the B share during the three days following the announcement of the 2003 full-year result at the beginning of 2004. The options that may be allocated during 2004 would be exercisable during a period of six years starting two years from the date of grant provided the employment with SKF still exists.

The decisions relating to the SKF Stock Option Programme were taken by the Board of Directors of AB SKF and were prepared by the Remuneration Committee, established by the Board of Directors of AB SKF.

The following table sets out additional information regarding the SKF Stock Option Programme:

Year of Allocation	No. of options allocated	No. of people	Forfeited options	Outstanding options	Exercise price	Exercise period	Theoretical value at allocation per option
2001	402 000	183	14 000	388 000	SEK 174	2003-2007	SEK 42
2002	589 950	271	10 439	579 711	SEK 246	2004-2008	SEK 46
2003	811 000	330	-	811 000	SEK 233	2005-2009	SEK 37

SKF Call Option Programme

In 1996 SKF established a Call Option Programme pursuant to which senior managers of SKF, including but not limited to the Chief Executive Officer and Group Management, were granted free of charge call options entitling them to acquire B shares. Each option gives the holder the right to acquire one SKF B Share. These call options are traded through SEBanken. Holders do not need to be employed by SKF in order to trade or exercise the call options. This program was replaced by SKF’s Stock Option Programme in 2000. Last grants were made under the program in 2000. No grants were made under the program in 1999. The exercise period for call options granted in 1997 expired on May 5, 2003.

Number of call options granted to the persons being members of Group Management in year 2002, according to the 1996 Call Option Programme in year 1998 and 2000:

Group Management in year 2002	Number of B Shares possible to acquire under call options granted in year
	1998	2000
Sune Carlsson	0	2734
Gunnar Gremlin	800	1367
Tom Johnstone	800	1367
Christer Gyberg	800	1367
Giuseppe Donato	800	1367
Tore Bertilsson	800	1367
Phil Knights	0	0
Sten Malmström	800	1367
Kaj Thorén	800	1367
Lars Malmar	800	1367
Bengt Olof Hansson	0	1367
Carina Bergfelt	800	1367
Henning Wittmeyer	800	1367

Total	8,000	17,771

The following table sets out additional information regarding the Call Option Programme:

Year of Allocation	No. of options allocated	No. of people	Exercise price	Exercise period
1997	28 545	18	SEK 190	1997-2003
1998	14 935	18	SEK 205	1998-2004
1999	-	-	-	-
2000	110 000	122	SEK 236	2000-2005

7.A. Major Shareholders

The following table sets forth, as of April 30 2003, information with respect to the ten largest shareholders known by SKF to be owners of any class of SKF's voting securities. The information in this table is based on information furnished to SKF by the Swedish Central Share Registry.

The ten largest shareholders	Number of A shares	Number of B shares	Number of votes	In percent of voting rights	In percent of share capital

1) Knut och Alice Wallenbergs Stiftelse (foundation)	12,500,000	0	12,500,000	33.6	11.0
2) Alecta pensionsförsäkring (pension fund)	3,436,146	202,500	3,456,396	9.3	3.2
3) Skandia (Insurance Group)	1,865,766	505,600	1,916,326	5.2	2.1
4) The National Insurance Fund, Third Fund Managing Board	1,159,600	2,021,815	1,361,782	3.7	2.8
5) Robur Fonder (savings funds)	879,338	3,551,544	1,234,492	3.3	3.9
6) The National Insurance Fund, First Fund Managing Board	939,506	718,895	1,011,396	2.7	1.5
7) The National Insurance Fund, Fourth Fund Managing Board	506,000	3,276,500	833,650	2.2	3.3
8) AFA Sjukförsäkrings AB (Insurance Company)	275,100	2,131,900	488,290	1.3	2.1
9) Gamla Livförsäkrings-bolaget (Insurance Group)	430,000	517,000	481,700	1.3	0.8
10) The National Insurance Fund, Second Fund Managing Board	277,007	1,897,717	466,779	1.3	1.9

*) As of April 30, 2003

Each A Share entitles the holder to one vote and each B Share to one-tenth of one vote. It was decided at the AB SKF's Annual General Meeting on April 18, 2002, to insert a share conversion clause in the Articles of Assosiation which allows owners of A-shares to convert A-shares into B-shares. Up to April 30,2003 20,552,050 A-shares have been converted into B-shares. The total number of issued and outstanding A Shares and B Shares of SKF as per April 30 2003 are 28,704,282 and 85,133,485, respectively.

SKF is not aware that it is directly or indirectly owned or controlled by another corporation or by any foreign government.

SKF recognizes that the U.S. Securities and Exchange Commission might take the position that Knut och Alice Wallenbergs Stiftelse could be deemed to be a controlling corporation of the Company.

SKF does not believe that Knut och Alice Wallenbergs Stiftelse should be deemed to be a controlling corporation of SKF, despite its voting rights of 33.6 % in SKF.

SKF has had no indication that Knut och Alice Wallenbergs Stiftelse has obtained its ownership interest in SKF for other than investment purposes. According to its statutes, Knut och Alice Wallenbergs Stiftelse shall promote scientific research and educational activities which benefit the country. The foundation is not involved in the development or manufacture of rolling bearings. Knut och Alice Wallenbergs Stiftelse is known to have made substantial investments in a number of diverse Swedish companies without seeking to exercise day-to-day control over each particular company.

According to the Swedish Share Registry, as per April 30, 2003 61.4 % of SKF's shares were owned by legal entities or individual persons with a mailing address in Sweden and 11.3 % of SKF's shares were owned by legal entities or individual persons with a mailing address in the United States.

The most significant changes in ownership during the last three years, were the sale by Skanska Invest AB of its shareholding in January 2000 which represented 8.7 % of the total shares outstanding and the sale in June 2001 by Investor AB of its shareholding, which represented 12.7 % of the total outstanding shares. Most of the shares sold by Investor AB were acquired by Knut och Alice Wallenbergs Stiftelse.

7.b. Related party transactions

The Group holds investments in associated companies (see Note 28 to the Consolidated Financial Statements filed as part of this Form 20-F). The transactions between the associated companies and the Group are normal sales and purchases in the ordinary course of business. For one of the associated companies the Group has given a guarantee to an external bank amounting to EUR 2.2 million.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

1-3. Consolidated Financial Statements. Our audited consolidated financial statements and required financial statement schedule are included under "Item 17 — Financial Statements". Except for our consolidated financial statements included under Item 17, no other information in this annual report has been audited by our auditors.

4. Not applicable.

5. Not applicable.

6. Export Sales. For a breakdown of our sales per geographic area, see Note 24 to the Consolidated Financial Statements filed as part of this Form 20-F.

7 Legal and Arbitration Proceedings. None of our current legal or arbitration proceedings is expected to have a significant effect on our financial position or profitability. None of our legal or arbitration proceedings has had in the past a significant effect on our financial position or profitability. See also "Item 4.B — Business Overview - Legal Proceedings."

8 Dividend policy. SKF's dividend policy is based on the principle that dividends should follow the trend of earnings and cash flow, taking into account the Group's development potential and financial position. The Board of Directors' view is that dividends should amount to approximately one third of SKF's average net profit, calculated over an economic cycle.

8.B. Significant Changes

None.

Item 9. The Offer and Listing

9.A. Listing Details

The principal market for SKF's B Shares is the OM Stockholm Stock Exchange (the "Stockholm Exchange"). The B Shares are also listed on the London Stock Exchange, United Kingdom, Euronext Paris, France and the Swiss Exchange, Switzerland. SKF's A shares are listed on the Stockholm Exchange.

The table below sets forth, for the periods indicated, the high and low closing prices of SKF's B Shares as reported by the daily official list of the Stockholm Exchange. The closing bid price per B Shares as reported in the daily official list of the Stockholm Exchange on April 30, 2003 was SEK 237.

	Shares
	High	Low
	(SEK per Share)
Annual information for the past five years
1998	197	78
1999	222.5	91
2000	245	115.5
2001	208.5	129.5
2002	262	194
Quarterly information for the past two years
2001
First Quarter	170	129.5
Second Quarter	189	143
Third Quarter	182.5	140
Fourth Quarter	208.5	148.5
2002
First Quarter	249.5	195
Second Quarter	262	219
Third Quarter	249	203.5
Fourth Quarter	261	194
2003
First Quarter	239.5	204

Monthly information for most recent six months
November 2002	261	226
December 2002	253	224.5
January 2003	239.5	208
February 2003	224.5	204
March 2003	239	210.5
April 2003	237	211

The Company has also sponsored the issuances of American Depositary Shares ("ADSs"). Each ADS represents one B Share. American Depositary Receipts (the "ADRs") evidencing the ownership of the ADSs have been listed on the Nasdaq National Market since 1985 under the symbol "SKFR", with Citibank, N.A., acting as depositary. As of April 30, 2003, 1,055,288 ADSs were outstanding, held by 35 record holders.

The table below sets forth, for the periods indicated, the high and low closing prices of SKF's ADSs as quoted on the Nasdaq National Market. The closing bid price per ADS as quoted on the Nasdaq National Market on April, 2003 was $ 29,17.

	ADSs
	High	Low
	($ per ADS)
Annual information for the past five years
1998	24.625	9.75
1999	25.875	12
2000	28	12
2001	19.64	12.5
2002	28.22	18.60
Quarterly information for the past two years
2001
First Quarter	17.5	12.5
Second Quarter	17.94	13.625
Third Quarter	17.6	12.55
Fourth Quarter	19.64	13.85
2002
First Quarter	24.15	18.60
Second Quarter	26.04	21.60
Third Quarter	26.33	21.40
Fourth Quarter	28.22	20.55
2003
First Quarter	27.60	23.80
Monthly information for most recent six months
November 2002	28.22	25.01
December 2002	27.95	25.16
January 2003	27.60	24.31
February 2003	26.24	23.80
March 2003	27.15	24.99
April 2003	29.17	25.00

Stockholm Stock Exchange

A brief summary of trading practices on the Stockholm Exchange is as follows. Equity securities traded on the Stockholm Exchange currently include the shares of approximately 265 companies. Trades are effected in round lots or whole multiples thereof. A round lot of both SKF's A and B Shares is 100 shares. A market in Sweden also exists for trades of odd lots, although minor delays may be experienced in effecting an odd lot trade.

Trading on the Stockholm Exchange continues until 5:30 p.m. each business day. Substantial inter-dealer trading in listed securities, including block trading, occurs after trading on the Stockholm Exchange closes. The Stockholm Exchange publishes a daily official list, which includes the volume of recorded transactions in each listed stock together with the prices of the highest and lowest recorded trades of the day. The official list reflects price and volume information for trades completed by members on the floor during the day as well as for inter-dealer trades completed off the floor and certain inter-dealer trades completed on the floor during the previous business day.

Swedish law includes certain prohibitions against trading on inside information, and certain registration requirements for trading by board members and certain management personnel.

A law regulating companies quoted on the Stockholm Stock Exchange and subsidiaries of such companies requires that a resolution to:

(a) issue new shares;

(b) issue convertible debt instruments;

(c) issue debt instruments with an option to subscribe for new shares; or

(d) transfer such shares or instruments issued by a company within the same group must be adopted at a general meeting of shareholders by a majority of shareholders representing nine-tenths of the votes cast and nine-tenths of the shares represented, if such resolution deviates from the shareholders' preferential right of subscription in accordance with the Swedish Companies Act of 1975 or the Articles of Association, and such issue is offered to, e.g.:

(i) members of the board of the company or any other company within the same group;

(ii) the managing director or the deputy managing director of the company or any other company within the same group; or

(iii) employees of the company or any other company within the same group.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal market for SKF's B Shares is the Stockholm Exchange. The B Shares are also listed on the London Stock Exchange, United Kingdom, Euronext Paris, France and The Swiss Exchange, Switzerland.

The Company has also sponsored the issuances of American Depositary Shares ("ADSs"). Each ADS represents one B Share. American Depositary Receipts (the "ADRs") evidencing the ownership of the ADSs have been listed on the NASDAQ National Market since 1985 under the symbol "SKFR", with Citibank, N.A., acting as depositary.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable.

10.b. articles of association

Set forth below is a summary of the material provisions of SKF's Articles of Association (the "Articles") and the Swedish Companies Act relating to the shares. This description does not purport to be complete and is qualified in its entirety by reference to Swedish statutory law and to the Articles.

Share Capital and Corporate Purpose

SKF is registered in the Swedish Companies Register under the number 556007-3495. SKF is authorized to carry on business operations, principally with roller bearings and seals, components and component systems, manage real and movable property and conduct other compatible businesses.

SKF's share capital is comprised of a minimum of SEK 1,350 million and a maximum of SEK 5,400 million. Of this amount, a maximum of 432 million shares may be Class A shares and a maximum of 432 million shares may be Class B shares. As of April 30, 2003 28,704,282. Class A shares were outstanding and 85,133,485. Class B shares. A holder of Class A shares has the right but not the obligation to require that any or all such Class A shares are converted to Class B shares. Each share has a par value of SEK 12.50.

Share Capital Increases and Preferential Rights of Shareholders

If SKF decides to issue new Class A and Class B shares by means of a cash issue, class A and B shareholders have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through this primary preferential right shall subsequently be offered to all shareholders for subscription on a pro rata basis. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

Election of Board of Directors

In addition to specially appointed members and deputies, SKF's Board of Directors must have a minimum of five directors and can have a maximum of ten directors, with a maximum of five deputies. All directors are elected each year at the annual general meeting for the period up to and inclusive of the following annual general meeting. Cumulative voting is not permitted.

Certain Powers of Directors

The Board of Directors is charged with the organization of the company and the management of the company’s operations and the executive officers are charged with the day-to-day management of the company in accordance with any guidelines and instructions provided by the Board of Directors. The executive officers thus have borrowing powers only to the extent such borrowing is part of the day-to-day management of the company and in accordance with any guidelines and instructions provided by the Board of Directors.

There are no age limit requirements for directors and even though they are encouraged, they are not required to own any shares of the company.

According to the Swedish Companies Act of 1975, a member of the Board of Directors and the President may not take part in discussions involving matters regarding agreements, litigation or other legal proceedings between the director and the company, between the company and third parties where the director has a material interest in the matter which may conflict with the interests of the company, or agreements between the company and a legal entity which the director may represent, either individually or together with any other person.

The directors may not vote on compensation to themselves or any other members of the Board of Directors.

Dividends

Under Swedish law, only an annual general meeting of shareholders may authorize the payment of dividends, which may not exceed the amount recommended by the Board of Directors, except that in the event a demand is made by holders of at least 10% of the total number of shares outstanding, a dividend of at least 50% of the net profits for the fiscal year remaining after certain deductions and with certain limitations must be declared. Dividends may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not been adopted at the annual general meeting of shareholders of the company. Under the Swedish Companies Act, dividends to shareholders may not exceed an amount equal to (1) the amount reported in the adopted balance sheet and, in respect of parent companies which must prepare consolidated financial statements, the consolidated balance sheet for the most recent financial year, as the company’s or group’s net profits for the year, profit brought forward and non-restricted reserves less (2) the sum of losses brought forward; sums which, pursuant to law or the articles of association, shall be allocated to restricted shareholders’ equity or in respect of parent companies, sums which, according to the annual reports for companies within the group, shall be transferred to restricted shareholders’ equity from non-restricted shareholders’ equity within the group; sums which, pursuant to the articles of association shall otherwise be utilized for purposes other than distribution to shareholders. Dividends may not be declared to the extent that their payment would contradict generally accepted business practices in light of a company’s capital structure, liquidity or financial position.

In a decision to issue new shares shall be specified from which time the new shares are entitled to receive dividends. The right to receive dividends shall, however, commence no later than for the fiscal year during which the shares shall have been fully paid. Any person entered in the share register or in a list pursuant to Section 3, §12 of the Swedish Companies Act (1975:1385) on the stipulated recording date shall be deemed to be entitled to receive a dividend, and, in the event of a bonus issue, new shares due to the holder and to exercise the shareholder’s preferential right to take part in the issue. The right to receive a dividend lapses after ten years, after which the company is entitled to the dividend in question.

Voting

In a general meeting, each Class A share shall carry one vote and each Class B share one-tenth of one vote. In all other respects, SKF's Class A and B shareholders have the same rights.

SKF is required to publish notices to attend annual general meetings and extraordinary general meetings wherever an issue relating to a change in the Articles will be dealt with no earlier than six weeks and no later than four weeks prior to such general meeting. Notices to attend other types of extraordinary general meetings must be issued no earlier than six weeks and no later than two weeks prior to the general meeting.

A shareholder may attend and vote at the meeting in person or by proxy. Any shareholder wishing to attend a general meeting must notify SKF no later than twelve noon on the day specified in the notice to attend the general meeting. SKF is required to accept all notifications through at least five business days prior to the meeting. A person designated in the register as a nominee (including the depositary of the ADSs), is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders on the record date.

Under the Swedish Companies Act of 1975, resolutions are normally passed by a simple majority of votes cast. Exceptions include: (i) resolutions to waive shareholder preferential rights in connection with an issue of new shares or to reduce the share capital or to approve a merger, each of which require a qualified two-thirds majority of the votes cast as well as at least two-thirds of the shares represented at the general meeting; (ii) resolutions which restrict the transferability of shares, or limit the number of shares in respect of which a single shareholder may vote, or which deal with certain other special matters, in which case a minimum quorum and a larger majority, or in some cases unanimity, is required; (iii) resolutions which alter the Articles in other respects, for which a majority consisting of at least two-thirds of the shares represented at the meeting and of the votes cast is required; (iv) resolutions whereby the legal rights of certain shares would be adversely affected for which, in addition to (iii) above, the approval of all holders of such shares represented at the meeting and representing at least nine-tenths of all such shares is required; and (v) resolutions whereby the legal rights of an entire class of shares would be adversely affected, for which, in addition to (iii) above, the approval of the holders of at least half of all the shares of such class and of nine-tenths of the shares of such class represented at the meeting is required.

A shareholder or proxy for one or more shareholders may at any general meeting of shareholders, unless the company’s articles of association provide otherwise, cast the full number of votes represented by such holder’s shares. SKF's Articles do not prohibit the shareholders from casting the full number of votes represented by such shareholder’s shares.

Investment Restrictions

There are no general rules specifically aimed at limiting foreigners’ rights to purchase, own or sell securities issued by Swedish corporations.

As a general rule, Swedish securities may be freely sold to and owned by nationals from other countries. However, there are certain flagging and ownership examination rules that apply, irrespective of nationality:

The Swedish Financial Instruments Trading Act provides that any person, foreign or Swedish, who has acquired or transferred shares in a Swedish limited liability company that has issued shares which are registered on a securities exchange within the EEA or are, without being registered, listed on a securities exchange or an authorised market-place in Sweden, shall within seven days thereafter report in writing the acquisition or the transfer to the company and the Swedish securities exchange or authorized market-place where shares in the company are listed or, if the shares are not listed in Sweden, to the Swedish Financial Supervisory Authority (the FSA), if:

(1)-the acquisition results in the acquirer’s share of the number of votes for all shares in the company reaching or exceeding any of the thresholds 10, 20, 33.33, 50 and 66.67%, or

(2)-the transfer results in the transferor’s share of the number of votes for all shares in the company falling below any of the thresholds described in (1) above.

Please note, in connection with the above, that shares owned by persons and companies that are affiliated to or are acting in concert with the acquirer or the transferor shall be treated as if the shares were the acquirer’s or transferor’s own.

It is prevailing market practice on the Swedish securities market that any person who holds 5% or more of the capital and/or voting rights in a company, that acquires or transfers shares and/or forms of securities that can be converted into or exchanged into shares in a listed Swedish limited liability company shall make an announcement when his holding increases or decreases above or below 5% of the share capital or the total number of voting rights in the company, as well as above or below each subsequent 5% threshold up to a 90% level. This market practice is based on a recommendation issued by the Swedish Industry and Commerce Stock Exchange Committee (NBK), which is incorporated in the Stockholm Exchange listing agreement and therefore binding on companies with shares listed on the Stockholm Exchange.

10.C. Material contracts

None.

10.D. Exchange controls

Non-Swedish residents are permitted to purchase and sell Swedish securities on the Stockholm Exchange without any restrictions under currency regulations.

There are currently no exchange controls that would restrict the payment of dividends or other capital distributions to a holder of B Shares in the United States nor are there currently any restrictions that would affect the right of a holder of B Shares to transfer such shares in the United States.

10.E. Taxation

U.S. Tax Considerations

General

The discussion set forth below is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to U.S. Holders of the Company's ADSs or B Shares. The statements of U.S. and Swedish tax laws set out below are (i) based on the laws in force as of the date hereof and may be subject to any subsequent changes in U.S. or Swedish law or in any double taxation convention or treaty between the United States and Sweden, possibly with retroactive effect and (ii) based in part on representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The following summary outlines certain U.S. federal income tax consequences and certain Swedish tax consequences to U.S. Holders who are the beneficial owners of ADSs or B Shares and (i) who are citizens or individual residents of the United States for U.S. federal income tax purposes, U.S. domestic corporations, estates the income of which is subject to U.S. federal income taxation regardless of their source, or trusts if a court within the United States is able to exercise primary supervision over the administration of the trusts, and if one or more U.S. persons have the authority to control all substantial decisions of the trusts; (ii) who own (directly, indirectly or by attribution) less than 10% of the share capital or voting stock of the Company; (iii) who hold the ADSs or B Shares as capital assets; (iv) who are not also residents of Sweden for Swedish tax purposes and (v) who are entitled to benefits under the terms of the Income Tax Treaty and the Estate Tax Treaty (as such terms are defined below). This summary is not exhaustive of all possible tax considerations to Holders (such as situations involving taxpayers who are securities broker-dealers, banks, life insurance companies, tax-exempt organisations, persons holding ADSs or B Shares as a part of a straddle, hedging or conversion transaction or persons whose functional currency is not the U.S. dollar, among others, who may be subject to special tax rules not discussed in this annual report. U.S. Holders of ADSs are advised to consult their own tax advisors as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership and disposition of ADSs or B Shares.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the current conventions between the United States and Sweden for the avoidance of double taxation in the case of income and property taxes (the "Income Tax Treaty") and in the case of estate, inheritance and gift taxes (the "Estate Tax Treaty"), U.S. Holders of ADSs should be treated as the owners of the underlying B Shares that are represented by such ADSs.

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of distributions paid in kronor (including any Swedish withholding tax thereon) to U.S. Holders of ADSs or B Shares will be includable in the gross income of such U.S. Holders on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary), to the extent they are paid out of the current or accumulated earnings and profits as determined for U.S. federal tax purposes. To the extent (if any) that the amount of any distribution exceeds the current and accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any excess will be treated as capital gain. Dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under section 243 of the Code. The amount of the dividend will be the U.S. dollar value of the dividend calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Foreign currency gain or loss, if any, recognized by a U.S. Holder on a subsequent sale or other disposition of kronor generally will be U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to non-residents of Sweden are subject to Swedish witholding tax at a rate of 30%. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Income Tax Treaty, (ii) who qualifies for treaty benefits under the "Limitation on Benefits" article of the Income Tax Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden to which the receipt of the dividend is attributable generally will be subject to Swedish withholding tax at a reduced rate of 15%. Divdends generally will constitute foreign source "passive" income or, for some holders, foreign source "financial services" income for U.S. federal income tax purposes. This may be relevant in determining such U.S. Holder's foreign tax credit limitation. A U.S. Holder may be required to provide documentary evidence that such Holder is entitled to the reduced 15% withholding tax rate under the Income Tax Treaty.

Subject to certain conditions and limitations, the 15% Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder's U.S. federal income tax liability. The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such Holder's foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Income Tax Treaty, and whether, and to what extent, a foreign tax credit will be available.

Tax on Sale or Exchange

For U.S. federal income tax purposes, capital gain or loss generally will be recognized on the sale or exchange of ADSs or B Shares based on the difference between the U.S. dollar value of the amount realized on the sale or exchange and a U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the ADSs or B Shares. If the ADSs or B Shares are held as capital assets, such gain or loss will be long-term capital gain or loss if at the time of the sale or exchange the ADSs or B Shares have been held for more than one year. Gain or loss realized generally will be U.S. source income or loss. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

In general, under the Income Tax Treaty, a Holder who is (i) treated as a resident of the United States for the purpose of application of the Income Tax Treaty, (ii) who qualifies for treaty benefits under the "Limitation on Benefits" article of the Income Tax Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden to which the holding of the ADSs or B Shares is attributable will not be subject to Swedish tax on any capital gain derived from the sale or exchange of ADSs or B Shares. However, where an individual previously resident in Sweden becomes a resident of the United States, Sweden is entitled to tax capital gains on ADSs or B Shares disposed of within 10 years of the person ceasing to be a resident in Sweden.

Swedish Transfer and Property Tax

Currently, there is no transfer tax or similar tax on trading in shares and certain other equity-related securities in Sweden. In general, a holder of ADSs or B Shares who is a resident of the United States will normally not be subject to Swedish property tax unless such ADSs or B Shares are included in a business carried on in Sweden.

Swedish Estate and Gift Taxes

Under Swedish legislation with regard to estate and gift taxes, the transfer of an ADS or B Share by gift or by reason of the death of the owner is subject to Swedish gift or inheritance tax if the donor or decedent is domiciled or resident in Sweden or is a citizen of Sweden or is married to a Swedish citizen and has left Sweden less than ten years before the gift transaction or death. In addition, Swedish gift tax (which generally has somewhat broader application than Swedish inheritance tax) may be levied in connection with the gift of an ADS or B Share if the donor is a Swedish legal entity or if the donee is a Swedish citizen or a Swedish legal entity. Under the Estate Tax Treaty, the transfer of an ADS or B Share by a citizen or domiciliary of the United States who is not a Swedish citizen or domiciliary, as defined in the Estate Tax Treaty, by gift or by reason of the death of the owner is generally not subject to Swedish gift or inheritance tax, unless such ADS or B Share (i) forms part of the business property of a permanent establishment situated in Sweden or (ii) pertains to a fixed base situated in Sweden and is used for the performance of independent personal services. In the case where the transfer of an ADS or B Share by a citizen or domiciliary of the United States who is not a Swedish citizen by gift or by reason of the death of the owner is subject to both Swedish and United States estate or gift tax, the Estate Tax Treaty generally provides that the United States will allow as a credit (subject to limitations) against U.S. tax imposed with respect to the transfer an amount equal to the tax paid to Sweden with respect to such transfer. In the case where a transfer is subject to estate or gift tax in the United States by reason of the transferor's domicile, and subject to Swedish gift or inheritance tax by reason of the transferor's citizenship, the Estate Tax Treaty requires Sweden to allow a credit (subject to limitations) for U.S. tax paid in respect of such transfer.

U.S. Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid in respect of the ADSs or B Shares or the proceeds received upon the sale, exchange or other disposition of the ADSs or B Shares within the United States by a Holder and backup withholding tax at a current rate of 30% may apply to such amounts. Backup withholding will not apply, however, to a Holder who furnishes an accurate taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Holders of ADSs or B Shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

United States State and Local Taxes

In addition to U.S. federal income tax, U.S. Holders may be subject to U.S. state and local taxes with respect to their ADSs or B Shares.

10.F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G. STATEMENTS BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

You may read and copy all or any portion of the documents that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. A copy of Form 20-F is also displayed on the Companys homepage: www.skf.com under Investor Relations, Reports.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Amounts in parantheses refer to comparable figures for 2001 and 2000, respectively.

Financial risks

SKF's operations are exposed to various financial risks.

The Group's financial policy defines currency, interest-rate and credit risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through an active management of risks.

The management of such risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group's internal bank.

Management of Risks

Internal policy guidelines for the management of financial risks set forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Derivative financial instruments are used primarily to hedge the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses derivative financial instruments for trading purposes, limited according to Group policy.

SKF uses forward exchange contracts, cross-currency swaps and currency options to hedge foreign currency rate exposure, including the hedging of firm commitments, anticipated transactions and internal bank activities. Interest rate swaps were used to manage interest rate exposure.

Hedge Accounting

The Group applies hedge accounting in accordance with Swedish GAAP. The accounting policies for derivative financial instruments are described in Note 1 "Accounting Principles" to the Consolidated Financial Statements filed as part of this Form 20-F.

Beginning in 2001, the new U.S. GAAP rules for hedge accounting became applicable for the Group and hedge accounting under U.S. GAAP can only be used if the requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" are satisfied. The Group has decided not to apply such hedge accounting for U.S. GAAP reporting purposes and, therefore, all outstanding financial derivative instruments are recognized at fair value and all changes in fair value are recognized in earnings. See Note 27 item 11, "Derivative Instruments and Hedging Activities," to the Consolidated Financial Statements filed as part of this Form 20-F.

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments by type and purpose as of December 31 in each of the following years (in millions of SEK):

	2002	2001	2000

Type of instruments:
Forward exchange contracts	12,588	15,606	15,785
Currency options	1,499	4,370	914
Interest rate swaps	2,911	2,158	3,133
Share swaps	246	_160	____-
	17,244	22,294	19,832

Purpose:
Hedging of:
- firm commitments	5,029	4,414	4,584
- anticipated transactions	2,078	7,070	3,233
- other internal bank activities	5,838	8,556	8,165
Trading	1,587	493	717
Interest rate management	2,712	1,761	3,133
	17,244	22,294	19,832

At December 31, 2002, the total carrying amounts recognized in the Group's result according to Swedish GAAP for all outstanding financial derivative instruments were SEK 61 million (SEK -97 million for 2001 and SEK 57 million for 2000, respectively). The corresponding fair value according to U.S. GAAP for all financial derivative instruments was SEK 90 at December 31, 2002 million (SEK -34 million at December 31, 2001 and SEK 98 as of January 1, 2001). The adjustment for U.S. GAAP was SEK 29 million (SEK 63 million for 2001).

Foreign Currency Exchange Rate Management

The tables below provide more detailed information about the Group's derivative financial instruments and other financial instruments by functional currency. The tables summarize information on instruments and transactions that are sensitive to fluctuations in foreign currency exchange rates, including foreign currency forward exchange agreements, options, firmly committed sales transactions and anticipated sales transactions. Sales amounts are presented by the expected transaction dates and all hedging and trading contracts outstanding as of December 31, 2002, will mature in 2003. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

The tables below covering forward exchange contracts, currency options and net currency flows provide basic information per major currency about the exchange rate sensitivity of the Group. Basic information about short-term and long-term loans denominated in foreign currency can be found in Notes 16 and 19 in the Consolidated Financial Statements filed as part of Form 20-F.

Forward Exchange Contracts

Forward exchange contracts as of December 31, 2002 were as follows

(amounts in millions of SEK except average prices):

Hedging	Currency transaction exposure gross	Net exposure long/(short) currency positions	Average price	Fair value*) long/(short)	Cash Flow receive/(pay) 2003

Hedging of firm commitments

EUR	1,441	741	9.20	756	741
USD	1,921	(474)	9.31	(439)	(474)
Other 1)	1,226	(631)	-	(624)	(631)
	4,588	(364)		(307)	(364)

1) AUD, BRL, CAD, CHF, CZK, DKK, GBP, HKD, HUF, JPY, KRW, MYR, NOK, NZD, SEK, SGD, THB, TWD, ZAR

Hedging of internal bank activities **)

EUR	3,056	2,463	9.10	2,485	2,463
GBP	479	484	14.24	479	484
USD	1,514	520	8.92	513	520
Other ²)	789	(277)	-	(288)	(277)
	5,838	3,190		3,189	3,190

²) AUD, CAD, CHF, CZK, DKK, HKD, IDR, JPY, KRW, NOK, NZD, PLN, SEK, SGD, THB, ZAR

Hedging of anticipated transactions

EUR	184	(183)	9.12	(184)	(183)
USD	1,452	(666)	9,10	(663)	(666)
Other ³)	442	(396)	-	(385)	(396)
	2,078	(1,245)		(1,232)	(1,245)

³) AUD, CAD, CHF, CZK, DKK, GBP, HUF, JPY, NOK, NZD, SEK, SGD, THB, ZAR
Trading

USD	54	0	9.14	0	0
AUD	30	0	5.13	0	0
	84	0		0	0

TOTAL	12,588	1,581		1,650	1,581

*) Fair value in this tabular presentation represents settlement value at December 31, 2002. Fair value of cross-currency forward exchange contracts is specified per currency and therefore a gain in one currency may be offset by a loss in another currency.
**) Internal bank activities include transactions related to currency management for funding of operations within the Group.

Currency Options

Currency option contracts as of December 31, 2002 were as follows (amounts in millions of SEK strike prices):

			Currency	Contract Amount gross	Total	Fair value gain/(loss)

Hedging of firm commitments
Purchased	Buy	Calls	EUR	62
			USD	34	96

	Sell	Puts	EUR	31
			USD	68	99
					195	-

Trading
Written	Sell	Calls	EUR	257	257

	Buy	Puts	SEK	257	257
					514	-

Purchased	Buy	Puts	EUR	395	395

	Sell	Calls	SEK	395	395
					790	1

TOTAL					1,499	1

Strike Prices and Maturity Dates
Strike Prices	USD/EUR	1.1310-1.1508
	EUR/SEK	8.9300-9.6000

Maturity Dates	2003

Comments on Foreign Currency Exchange Rate Risks

The SKF Group is exposed to changes in exchange rates in the future flows of payments, transaction exposure.

The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia, and to flows of currencies within Europe. The introduction of the euro has reduced the currency risks. The yearly net currency flows are shown in the following table:

NET CURRENCY FLOWS IN 2002 expressed in millions of SEK Currency flows are fully hedged for the next 3-4 months 2003
Currency	Flows in 2002 ( ) = out flow	Exchange rate in 2002 *
USD	3,040	9.10
EUR	590	9.11
CAD	390	5.82
Other**	1,280
SEK	(5,300)

* Average exchange rate used for the hedging for the first 3-4 months 2003. ** "Other" is a sum comprising some 10 different currencies.

SKF's policy is to hedge currency flows for three to six months on average. This is the length of time deemed to be required to adjust to new conditions. Within the framework of established risk limits, it is possible for the SKF Treasury Centre to deviate from this average period. Risks are managed based on a risk-evaluation system that takes into account the volatility of currencies as well as their mutual relationship. As of December 31, 2002, the lengths of the actual forward contracts conformed with the basic policy.

The Group's financial statements are also affected by the effect of translating the results and net assets of foreign subsidiaries to Swedish kronor. These currency exposures are not hedged.

SKF has part of its financing in long-term loans denominated in currencies other than Swedish kronor, mainly in U.S. dollars. As of December 31, 2002, long-term loans amounted to SEK 1,777 million (see Note 16 to the Consolidated Financial Statements filed as part of this Form 20-F). At December 31, 2002, approximately 81% of the long-term loans were denominated in U.S. dollars, 4% in Indian Rupies and 2% in various other currencies. External long-term loans denominated in SEK amounted to approximately 13%.

Interest Rate Management

The table below provides information about the Group's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps. For debt obligations, such as long-term and short-term loans, see Notes 16 and 19 to the Consolidated Financial Statements filed as part of this Form 20-F. The Notes present loans outstanding per December 31, 2002, split per currency and principal cash flows and related interest rates by expected (contractual) maturity dates. For interest rate swaps, notional amounts and weighted average interest rates by expected (contractual) maturity dates are presented in the table below. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

Contracts as of December 31, 2002 were as follows (amounts in millions of SEK):

	Nominal value	Cash flow - interest received/(paid)
	contract amount gross	2003	2004	2005	2006	2007	2008	2009	Total

Interest Rate Swaps, Hedging of loans
Total at Fixed Rates	1080.5	25.1	13.2	-	-	-	-	-	38.3
Total at Floating Rates	1080.5	(9.4)	(4.7)	-	-	-	-	-	(14.1)

Interest Rate Swaps, Hedging of Debt Securities
Total at Fixed Rates	275,5	(13.6)	(10.1)	(10.1)	(10.1)	(5.1)	(5.1)	(5.1)	(59.2)
Total at Floating Rates	275,5	11.2	8.3	8.3	6.4	4.4	4.4	2.2	45.2

Interest Rate Swaps, Trading
Total at Fixed Rates	99.5	0	0	0	0.3	0.3	-	-	0.6
Total at Floating Rates	99.5	0	0	0	0	0	-	-	0

TOTAL	2,911	13,3	6.7	(1.8)	(3.4)	(0.4)	(0.7)	(2.9)	10.8

Comments on Interest Rate Swaps

SKF's policy is that the financing of the Group's operations should be long-term. The objective is that the loans required to finance anticipated needs should have maturities exceeding three years. As of December 31, 2002, the average maturity of SKF's loans was just below four years.

In 2002, interest rate swaps were used to manage interest rate exposure on foreign currency borrowing and on debt securities. Interest rate swaps were also used for trading purposes.

As of December 31, 2002, interest rate swaps used to manage interest rate exposure on foreign currency borrowing totalled U.S. dollar 100 million and SEK 200 million for fixed and floating legs respectively.

The average fixed interest rate of the U.S. dollar interest rate swaps was 4.45%. The average floating U.S. dollar rate was 1.92% at December 31, 2002. The cash flow calculation is based on unchanged floating rates until maturity. Maturity date will be in 2003.

The fixed SEK interest rate of the SEK interest rate swap was 6.60%. The floating SEK rate was 4.71% at December 31, 2002. The cash flow calculation is based on unchanged floating rates until maturity. Maturity date will be in 2004.

As of December 31, 2002, interest rate swaps used to manage interest rate exposure on debt securities totalled SEK 275.5 million for fixed and floating legs respectively. The average fixed rate was 4.92% and the average floating rate was 4.07%. The cash flow calculation is based on unchanged floating rates until maturity. Maturity dates will be in 2004 - 2009.

As of December 31, 2002, SKF's interest rate swaps for trading totalled SEK 50 million and EUR 5.4 million for fixed and floating legs respectively. The fixed rate for the SEK swap was 5.9% and for the EUR swap 5.41%. The floating rates of the swaps will be set at the forward start date in 2005. The cash flow calculation is based on fixed rates only. Maturity dates will be in 2007.

Contracts with embedded derivatives

According to definitions set out in SFAS 133, certain business contracts may include embedded derivatives. Such embedded derivatives should also be valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group financial position under U.S. GAAP.

The table below summarizes the amounts of the Group's outstanding contracts with embedded derivatives.

Embedded as of December 31, 2002 were as follows (amounts in millions of SEK):

	Exposure	Fair value Dec 31	Maturity
Exchange risk insurance
contracts	296	278	2003-2005
Sales/purchases in
third-party currency	9	9	2003

Comments to contracts with embedded derivatives

The Group has covered exchange risks by entering into insurance contracts which are liquidated monthly. The hedged rate is compared with market spot rate and according to the insurance policy SKF will pay/receive the difference between the hedged rate and the market rate or the contract may expire without any net settlement from either party. The corresponding payments received from customers will be sold on the market at market rates.

Sales/purchases in third-party currency are rare in the SKF Group since sales to local customers are mainly handled by local SKF companies, who in their turn import the goods from SKF manufacturers and settle the invoice in their local currency. The net currency exposure of the Group is handled by the Treasury Centres in Göteborg, Sweden and Singapore in accordance with established risk policies.

Equity swaps

In 2000, a Stock Option Programme on SKF B shares already issued was introduced. This program replaced the Call Option Programme instituted in 1996.

In order to hedge the cost of share options granted to its employees under the 2000 Stock Option Programme, SKF has entered into equity swap agreements with external banks.

In the table below the notional amounts to be received/paid by expected (contractual) maturity dates are presented. Notional amounts are used to calculate the contractual interest payments to be paid under the contract. The amounts to be received are based on the dividend per share paid to the shareholders in 2003.

Equity swaps as of December 31, 2002 were as follows (amounts in million of SEK):

	Nominal value	Cash flow - amount to be received/paid
	Contract amount gross	2003	2004	2005	2006	2007	2008	Total
Equity swaps
Total, amount received	122	6	6	6	6	6	2	32
Total, amount paid	(122)	(6)	(6)	(6)	(6)	(6)	(2)	(32)
TOTAL	244	(0)	(0)	(0)	(0)	(0)	(0)	(0)

Comments on Equity Swaps

The purpose of SKF's stock option program and the allocation model on which the grant of options is based are described in Item 6.

As of December 31, 2002, the number of SKF B shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculation was 690,000. Under the swap agreements, SKF will receive from the banks an amount equivalent to the dividend per share times the number of SKF B shares under the swap agreements and SKF will quarterly pay to the banks an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreements.

The floating STIBOR rates ranged between 3.9% and 4.6% in 2002. The cash flow calculation is based on unchanged floating rates until maturity. The maturity date of the agreements are 2007 and 2008 but SKF has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance. The cash flow calculation is based on an unchanged notional amount until maturity.

At the Annual General Meeting in April 2003 it was decided that a dividend of SEK 8 per share be paid to the shareholders. The cash flow calculation is based on unchanged dividend until maturity.

Credit risk management

The Group's concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers.

The Group is exposed to credit losses in the event of non-performance by the counterparties to its financial instruments but does not expect any counterparties to fail to meet their obligations. The Group deals only with well established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures.

Our President and Group Chief Executive and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in US Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Group's disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this Form 20-F was being prepared.

(b) Changes in Internal Controls.

There were no significant changes in the Group's internal controls or in other factors that could significantly affect these controls subsequent to the date our President and Group Chief Executive and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group's internal controls requiring corrective actions.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Aktiebolaget SKF

We have audited the accompanying consolidated balance sheet of Aktiebolaget SKF and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income and cash flow for the year then ended. Our audit also included the financial statement schedule of valuation and qualifying accounts for the year ended December 31, 2002. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit. The consolidated financial statements of the Company and the financial statement schedule for the years ended December 31, 2001 and 2000, before the reclassifications described in Note 1 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 29, 2002, which included an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net profit and shareholders’ equity. Those auditors also expressed an opinion, in their report dated May 29, 2002, that such 2001 and 2000 financial statement schedule when considered in relation to the 2001 and 2000 basic financial statements as a whole, presents fairly, in all material respects, the information set forth therein.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktiebolaget SKF and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Sweden. Also, in our opinion, such financial statement schedule for the year ended December 31, 2002, when considered in relation to the 2002 basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit for the year ended December 31, 2002 and the determination of shareholders’ equity and financial position at December 31, 2002 to the extent summarized in Note 27.

As discussed above, the consolidated financial statements of the Company as of and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. As described in Note 1 under new accounting principles and recommendations, those consolidated financial statements have been revised to reflect reclassifications to conform with the 2002 presentation. Our audit procedures with respect to the reclassifications included agreeing the previously reported line items to the Company analyses, comparing reclassification amounts in the analyses to supporting documentation and testing the mathematical accuracy of the analyses into the previously issued financial statements.

In our opinion, such reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

/s/ Deloitte & Touche AB
Gothenburg, Sweden
May 9, 2003

Aktiebolaget SKF is including in this Annual Report on Form 20-F, pursuant to Rule 2-02(e) of Regulation S-X, the prior year’s Report of Independent Public Accountants from the prior independent public accountants, Arthur Andersen. This report was previously issued by Arthur Andersen, for filing with our Annual Report on Form 20-F for the year ended December 31, 2001, and has not been reissued by Arthur Andersen. This report refers to previous consolidated financial statements which are not included in the current filing (consisting of the consolidated balance sheet as of December 31, 1999 and the consolidated statements of income and cash flow for the year ended December 31, 1999).

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Aktiebolaget SKF

We have audited the accompanying consolidated balance sheets of Aktiebolaget SKF and its subsidiaries as of December 31, 2001, 2000 and 1999 and the related consolidated statements of income and cash flows for the years then ended, all expressed in Swedish kronor. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Aktiebolaget SKF and its subsidiaries at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Sweden.

Accounting principles used by Aktiebolaget SKF and its subsidiaries in preparing the accompanying financial statements conform with generally accepted accounting principles in Sweden, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in Note 27.

Gothenburg, Sweden
May 29, 2002

/s/ Arthur Andersen

Aktiebolaget SKF is including in this Annual Report on Form 20-F, pursuant to Rule 2-02(e) of Regulation S-X, the prior year’s Report of Independent Public Accountants from the prior independent public accountants, Arthur Andersen. This report was previously issued by Arthur Andersen, for filing with our Annual Report on Form 20-F for the year ended December 31, 2001, and has not been reissued by Arthur Andersen. This report refers to a previous financial statement schedule which is not included in the current filing (consisting of the Schedule II – Valuation and Qualifying Accounts and Reserves for the year ended December 31, 1999).

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Aktiebolaget SKF

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II - Valuation and Qualifying Accounts and Reserves is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gothenburg, Sweden
May 29, 2002

/s/ Arthur Andersen

Millions of Swedish kronor		2002	2001	2000

Net sales		42 430	43 370	39 848
Cost of goods sold	Note 2, 3	-31 844	-33 105	-30 461

Gross profit		10 586	10 265	9 387

Selling expenses	Note 3	-6 390	-6 435	-5 691
Administrative expenses	Note 3	-246	-312	-211
Other operating income		323	434	827
Other operating expenses		-283	-330	-645
Profit from Associated Companies		32	12	7

Operating profit		4 022	3 634	3 674

Financial income and expense – net	Note 4	-480	-514	-672

Profit before taxes		3 542	3 120	3 002

Taxes	Note 5	-1 055	-909	-1 001

Profit after taxes		2 487	2 211	2 001

Minority interests’ share in profit for the year		-21	-44	-39

Net profit		2 466	2 167	1 962

Earnings per share after tax, SEK		21.67	19.04	17.23
Diluted earnings per share after tax, SEK		21.67	19.04	17.23

Values by quarterly reports, 2002

Millions of Swedish kronor except earnings per share	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Full year 2002

Net sales	10 665	11 053	10 047	10 665	42 430
Operating profit	903	1 048	950	1 121	4 022
Profit before taxes	761	925	877	979	3 542
Earnings per share after tax, SEK	4.64	5.58	5.11	6.34	21.67
Diluted earnings per share after tax, SEK	4.64	5.58	5.11	6.34	21.67

Consolidated balance sheets at December 31

Millions of Swedish kronor		2002	2001	2000

ASSETS
Capital assets
Intangible assets	Note 6	1 063	1 270	1 119
Long-term deferred tax assets	Note 5	355	408	426
Tangible assets	Note 7	12 418	13 599	13 089
Investments	Note 28	419	404	328
Long-term financial assets	Note 8	1 343	1 410	1 076
		15 598	17 091	16 038

Short-term assets
Inventories	Note 9	8 987	9 113	9 262
Accounts receivable – trade	Note 10	6 840	7 442	7 091
Short-term tax assets	Note 5	743	669	684
Other short-term assets	Note 11	1 285	1 195	1 341
Short-term financial assets	Note 12	5 530	5 387	3 481
		23 385	23 806	21 859

Total assets		38 983	40 897	37 897

SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity	Note 13
Restricted equity
Share capital		1 423	1 423	1 423
Restricted reserves		5 634	6 765	6 781

Unrestricted equity
Unrestricted reserves		6 842	5 869	3 428
Net profit		2 466	2 167	1 962
		16 365	16 224	13 594

Minority interest		570	591	467

Provisions
Provisions for pensions and other postretirement benefits	Note 14	6 076	7 044	6 746
Provisions for deferred taxes	Note 5	2 165	1 893	1 596
Other provisions	Note 15	3 271	3 429	3 046
		11 512	12 366	11 388
Long-term liabilities
Long-term loans	Note 16	1 777	2 830	4 263
Other long-term liabilities	Note 17	65	76	94
		1 842	2 906	4 357
Short-term liabilities
Short-term loans	Note 19	632	711	705
Accounts payable – trade	Note 20	3 598	3 226	3 099
Short-term tax liabilities	Note 5	311	343	377
Other short-term liabilities	Note 21	4 153	4 530	3 910
		8 694	8 810	8 091
Total shareholders’ equity, provisions and liabilities		38 983	40 897	37 897

Assets pledged	Note 22	211	418	490
Contingent liabilities	Note 23	64	110	147

Consolidated statements of cash flow

Millions of Swedish kronor		2002	2001	2000

Profit before taxes		3 542	3 120	3 002
Depreciation, amortization and impairment on tangible assets and goodwill		1 859	1 794	1 633
Net gain(-) on sales of tangible assets and businesses		-80	-62	-227
Profit from Associated Companies		-32	-12	-7
Taxes		-867	-636	-166
Changes in working capital:
Inventories		-645	734	-244
Accounts receivable – trade		-281	330	-59
Accounts payable – trade		1 224	-292	-2
Other operating assets, liabilities and provisions – net		-380	767	6

Cash flow from operations		4 340	5 743	3 936

Investments in tangible assets and businesses *)		-2 001	-1 696	-1 551
Sales of tangible assets and businesses *)		328	245	551
Change in equity securities		-23	-21	-56

Cash flow after investments before financing		2 644	4 271	2 880

Change in short- and long-term loans		-802	-1 563	-986
Change in pensions and other postretirement benefits		-539	-146	17
Change in long-term financial assets		-167	-204	-62
Cash dividends to AB SKF shareholders		-683	-598	-455

Cash effect on short-term financial assets		453	1 760	1 394

Change in short-term financial assets

Opening balance, January 1		5 387	3 481	1 976
Cash effect		453	1 760	1 394
Exchange rate effect		-310	146	111

Closing balance, December 31		5 530	5 387	3 481

Change in net interest- bearing liabilities in 2002	Opening balance January 1, 2002	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance December 31, 2002

Loans, long- and short-term	3 541	-426	-802	96	2 409
Pensions and other postretirement benefits	7 044	-416	-539	-13	6 076
Financial assets; long-term	-1 410	235	-167	-1	-1 343
short-term	-5 387	310	-453	–	-5 530
Net interest-bearing liabilities	3 788	-297	-1 961	82	1 612

*) Businesses acquired and sold, at the date of acquisition/sale, had the following net amounts:
Millions of Swedish kronor	2002	2001	2000

Net gain(-) on businesses sold	-19	-86	-70

Adjustment of Changes in working capital due to businesses acquired and sold:
Inventories	179	79	-95
Accounts receivable – trade	141	71	-23
Accounts payable – trade	-54	-76	-12
Other operating assets, liabilities and provisions – net	300	175	-72

Cash flow effect from operations in businesses acquired and sold	547	163	-272
Cash paid for businesses acquired	-559	-293	-163
Cash received for businesses sold	94	137	230
Settlement in other forms	–	–	73

Cash flow effect from businesses acquired and sold after investments before financing	82	7	-132

Adjustment of Change in loans	-96	-6	64
Adjustment of Change in pensions and other postretirement benefits	13	-2	71
Adjustment of Change in long-term financial assets	1	1	-3

Cash effect from businesses acquired and sold	0	0	0

Notes to the consolidated financial statements

Amounts in millions of Swedish kronor (MSEK) unless otherwise stated. Amounts in parentheses refer to comparable figures for 2001 and 2000, respectively.

1. Accounting principles

General

The consolidated financial statements of the SKF Group and the parent company AB SKF are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP). The SKF Group is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (U.S.GAAP) since the Group is listed on NASDAQ in the U.S. Significant differences between Swedish GAAP and U.S. GAAP are described in Note 27.

Consolidation – subsidiaries

The consolidated financial statements include the Parent Company, AB SKF, and all companies in which AB SKF, directly or indirectly, owns shares representing more than 50% of the voting rights. AB SKF and its subsidiaries are referred to as "the SKF Group" or "the Group".

All acquisitions are accounted for in accordance with the purchase method. Consolidated shareholders’ equity includes the Parent Company’s equity and the part of the equity in subsidiaries which has arisen after the acquisition. The difference between the cost of acquiring the shares in a subsidiary and the shareholders’ equity of that subsidiary at the time of acquisition, adjusted in accordance with the Group’s accounting principles using the fair value for identifiable assets and liabilities, is accounted for:

– as goodwill in the consolidated balance sheets, if the cost of acquiring the subsidiary is higher than the shareholders’ equity, or
– as a negative goodwill in the consolidated balance sheets, if the cost of acquiring the subsidiary is lower than the shareholders’ equity. Negative goodwill can also represent expected future losses and expenses which do not represent identifiable liabilities at the date of acquisition.

Intercompany accounts, transactions and unrealized profits have been eliminated in the consolidated financial statements.

Investments in associated companies

Companies, in which the Group owns 20 to 50% of the voting rights and where the SKF Group has a significant influence, are referred to as "Associated Companies" (see Note 28).

Investments in Associated Companies are reported in accordance with the equity method. The carrying value of the investments is equal to the Group’s share of shareholders’ equity in these companies, determined in accordance with the accounting rules of the Group. The Group’s share in the result of these companies is based on their profit/loss and tax respectively.

Translation of foreign financial statements

The current rate method is used for translating the income statements and balance sheets into Swedish kronor as the majority of subsidiaries are considered independent. All balance sheet items in foreign subsidiaries have been translated in Swedish kronor based on the year-end exchange rates. Income statement items are translated at average exchange rates. The translation adjustments that arise as a result of the current rate method are transferred directly to shareholders’ equity.

For the translation of financial statements of subsidiaries operating in highly inflationary economies, the Group applies the monetary/non-monetary method (MNM-method). Monetary balance sheet items are translated at year-end exchange rates and non-monetary balance sheet items, as well as related income and expense items, are translated at rates in effect at the time of acquisition (historical rates). Other income and expense items are translated at average exchange rates. Translation differences that arise are included in the related lines in the income statement.

Translation of items denominated in foreign currency

Transactions in foreign currencies during the year have been translated at the exchange rate prevailing at the respective transaction date.

Accounts receivable and payable and other receivables/payables denominated in foreign currency have been translated at the exchange rates prevailing at the balance sheet date. Such exchange gains and losses are included in other operating income and other operating expense. Other foreign currency items have been included in financial income and expense net.

Financial derivative instruments

For hedging of fluctuations in foreign currency, exchange rates related to certain revenues and expenses for flow of goods and services between countries (firm commitments as well as anticipated transactions), forward exchange contracts and currency options are used. Exchange differences related to these financial derivative contracts are not reflected in the income statement until the related transactions occur.

Cross currency swaps and interest rate swaps are used to manage the interest rate exposure on certain foreign currency borrowings. These financial derivative instruments are valued at the closing day rate and exchange differences as well as accrued interest are reflected per the closing date. Share swaps were used in the Group's hedging strategy for its stock option programme described in Note 25. The share swaps are accounted for at the lower of acquisition or market value and any resulting decline in market value is recognized in the income statement.

Exchange rates

The following exchange rates have been used when translating the financial statements of foreign subsidiaries operating in the countries shown below into SEK:

Country	Unit	Currency	Average rate			Year-end rate
			2002	2001	2000	2002	2001	2000

EMU-countries*	1	EUR	9.15	9.27	8.45	9.18	9.37	8.85
India	100	INR	19.93	22.04	20.38	18.36	21.99	20.37
Japan	100	JPY	7.76	8.57	8.49	7.38	8.08	8.27
United Kingdom	1	GBP	14.58	14.97	13.88	14.12	15.37	14.20
USA	1	USD	9.69	10.40	9.16	8.81	10.61	9.51
Canada	1	CAD	6.21	6.71	6.15	5.61	6.64	6.33

* Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Spain, Portugal and Austria.

The Group also uses financial derivative instruments for trading purposes, limited according to Group’s risk management policy. These financial derivative instruments are market-to-market and exchange differences recognized in the period they arise.

Exchange differences arising from financial derivative instruments are included in Financial income and expense, net.

Debt and marketable equity securities

There are no marketable equity securities held. Debt securities classified as held to maturity are recorded at amortized cost. Debt securities which are bought and held principally for selling them in the near term are classified as short-term financial assets and are recorded at fair value with gains and losses recorded in the Income statement.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market (net realizable value). Net realizable value is defined as the lower of current replacement cost or market value less selling costs. Cost includes material, labour and manufacturing overhead.

Depreciation and amortization

Depreciation is provided on a straight-line basis and is calculated based on the cost of the asset. In some countries, legal revaluations are made in addition to cost, and depreciation is then based on the revalued amounts.

The rates of depreciation are based on the estimated economic lives of the assets, generally 33 years for buildings, 10-17 years for machines and 4-5 years for tools, office equipment and vehicles.

Depreciation is included in cost of goods sold or selling and administrative expenses depending on where the assets have been used.

Goodwill is amortized on a straight-line basis, normally over 10 years, but in some cases to over 20 years. Goodwill is amortized over more than 5 years (10 or 20 years) in cases where the acquired company has an established knowledge within its business, developed customer relations and a strategic relation to the Group’s business.

Patents and similar rights are stated at cost and are amortized on a straight-line basis over their legal lives.

Other intangible assets are stated at cost and are amortized on a straight line basis over their estimated useful lives, not more than 20 years.

Negative goodwill is generally amortized on a straight line basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Any negative goodwill that relates to expected future losses and expenses is recognized as income when the losses and expenses are recognized.

Impairment of tangible and intangible assets

If the carrying value of an asset, tangible or intangible, exeeds its fair value an impairment loss is recognized. Impairment losses of tangible and intangible assets totaling 185 were recorded in 2002.

Capitalization of software

As from 2002, the Group capitalizes software, if it is probable that the future economic benefits that are attributable to it will flow to the company and the cost can be measured reliably. In addition the cost must represent the initial investment or significantly increase standards of performance. During 2002, no capitalization has been made.

Research and development

Research expenditures are always charged against earnings as incurred and accounted for as cost of goods sold in the consolidated income statement.

The majority of expenditures for development are charged against earnings. As from 2002, expenditures for development are capitalized as intangible assets if, during the development phase, a customer committment is known. The Group has not recorded any intangible assets related to development expenditures.

Leases

A lease agreement that transfers substantially all the benefits and risks of ownership to the Group is accounted for as a finance lease. Finance leases are recorded as tangible assets (and the associated obligation) initially recorded at an amount equal to the present value of the minimum lease payments during the lease term. Finance leases are amortized in a manner consistent with the Group’s normal depreciation policy for owned tangible assets. Lease payments are apportioned between the finance charge and the reduction of the outstanding capital lease obligation. The finance charge is allocated to periods during the lease term as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Other leases are accounted for as operating leases. Such rental expenses are recognized in the income statement, on a straight line basis, over the lease term.

Revenue recognition

Revenues are recognized when realized or realizable and earned. Revenue from the sale of goods and services is generally recognized when (1) an arrangement with a customer exists, (2) delivery has occurred or services have been rendered, (3) the price is determinable, and (4) collection of the amount due is reasonably assured.

Revenues from service and/or maintenance contracts where the service is delivered to the customer at a fixed price is accounted for on a straight-line basis over the duration of the contract.

Other operating income and other operating expense

Other operating income and Other operating expense include items such as gains and losses on sales of non-production related capital assets, gains and losses on sales or closures of companies and operations, rental revenues and exchange gains and losses arising on operating assets and liabilities.

The concept of non-comparative items is not used by the Group. Comparative information is found in comments to the consolidated income statement.

Income taxes

All the companies within the Group compute current income taxes in accordance with the tax rules and regulations of the countries where the income is taxable.

The group utilizes a liability approach for measuring deferred taxes, which requires deferred tax assets and liabilities to be recorded based on enacted tax rates for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss and tax credit carry forwards. Such losses and tax credit carry forwards can be used to offset future income. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realised. Tax assets and provisions for taxes are classified as long-term and short-term based on the nature of the underlying asset and liability.

Other taxes (see Note 5), refer to taxes other than income taxes which should not, according to GAAP, be included elsewhere in the income statements.

Provisions have been made in the consolidated financial statements for estimated taxes on earnings of subsidiaries expected to be remitted in the following year, but not for tax liabilities which may arise on distribution of the remaining unrestricted earnings of foreign subsidiaries.

Provisions

Provisions are made when the Group has liabilities of uncertain timing or amount. The provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Pensions and other postretirement benefits, deferred taxes, negative goodwill, restructuring provisions and similar items such as environmental and warranty provisions and benefits to employees, other than pensions, are classified as provisions in the balance sheet.

Provisions for pensions

Pension obligations are calculated as the discounted value of the future pension benefits at year-end, to which employees are entitled based on their earnings during the time of their employment.

Provisions for pensions are calculated and provided for based on local legislation and rules in each country except in cases when a true and fair view would not be reflected.

Provisions for postretirement benefits other than pensions

Provisions for post-retirement benefits other than pensions are made during the years of service when an employee earns the benefits, even if the benefits will not be paid out until after retirement.

Provisions are based on the estimated cost of providing the benefit to the individuals concerned.

New accounting principles and recommendations

In 2001, the parent company implemented in its financial statements the recommendation "Income Taxes" (RR 9). Beginning in 2001, the parent company reports Group contributions received and paid directly against shareholders’ equity.

Beginning in 2002, management expenses are classified as Cost of goods sold and/or Selling and Administrative expenses based on the type of operation. Certain reclassifications have been made to the prior years financial statements in order for them to conform with the 2002 presentation. These reclassifications resulted in cost of goods sold increasing by 428 and 318 in 2001 and 2000, selling expenses decreasing by 202 and 149 in 2001 and 2000, and administrative expenses decreasing by 226 and 169 in 2001 and 2000.

In 2002, the Group implemented the recommendations, issued by the Swedish Financial Standard Council, that became effective during the year, which included the following recommendations which are described under the applicable accounting policy sections of this footnote:

"Consolidations" (RR 1), "Intangible Assets" (RR 15), "Provisions and Contingent Liabilities" (RR 16) and "Impairment of Fixed Assets" (RR 17).

In addition, "Related Party Disclosures" (RR 23) was adopted in 2002.

For 2002 the Group implemented "Disclosures for Share-based Payments to Employees" (URA 41), according to which companies are required to make disclosures according to "Employee Benefits" (RR 29) regarding share-based payments, and according to "Financial Instruments: Disclosure and Classification" (RR 27) regarding financial risks including policies for hedging stock-based payments.

For 2003 the following recommendations, issued by the Swedish Financial Accounting Standard Council, will become effective: "Presentation of Financial Statements" (RR 22), "Segment Reporting" (RR 25), "Events, After the Balance Sheet Date" (RR 26), and "Financial Instruments: Disclosure and Presentations" (RR 27).

In 2004 "Employee Benefits" (RR 29) becomes effective. The Group has decided to implement "Employee Benefits" (RR 29) as of January 1, 2003. The one-time effect of this change in accounting principle will be taken directly to equity in accordance with "Accounting for Changes in Accounting Principles" (RR 5), and has no one-time effect on the income statement and statement of cash flow. The one-time effect has been preliminary estimated to be a 1400 decrease in the Group’s shareholders’ equity. The annual pre-tax profit effect is estimated to be a negative 100 with no cash flow effects.

The Group has not yet assessed the impact of implementing the other new recommendations in 2003.

Definitions of key figures

The majority of the subsidiaries within the SKF Group report the results of their operations and financial position eleven times a year (ten for 1996). The key figures presented in the Annual Report have been calculated using average values based on these interim reports. Consequently, the calculation of these key figures using the year-end values presented, may give slightly different results.

1. Portion of risk-bearing capital
Shareholders’ equity plus minority interest and provisions for deferred taxes, as a percentage of total assets at year-end.

2. Equity/assets ratio
Shareholders’ equity plus minority interest, as a percentage of total assets at year-end.

3. Return on total assets
Operating profit/loss plus interest income, as a percentage
of average total assets.

4. Return on capital employed
Operating profit/loss plus interest income, as a percentage of average total assets less the average of non-interest bearing liabilities.

5. Return on shareholders’ equity
Profit/loss after taxes, as a percentage of average shareholders’ equity.

6. Operating margin
Operating profit/loss, as a percentage of net sales.

7. Profit margin
Operating profit/loss plus interest income, as a percentage of net sales.

8. Turnover of total assets
Net sales in relation to average total assets.

9. Earnings/loss per share in Swedish kronor
Profit/loss after taxes and minority interest divided by the numbers of shares.

10. Yield
Dividend as a percentage of share price at year-end.

11. P/E ratio
Share price at year end divided by earnings per share.

12. Average number of employees
Total number of working hours of all employees, divided by the normal total working time during the year.

2. Research and development

Research and development expenditures totalled 767 (871 and 710). Additionally, the Group enter into external research contracts where, the Group produces prototypes of various products on behalf of a third party. Expenses under such contracts were 9 (17 and 10).

No intangible assets have been recorded that are related to development expenditures.

3. Depreciation, amortization and impairment

	2002	2001	2000

Land improvements	7	8	6
Buildings	129	134	117
Machinery, supply systems, machine
tools, tooling and factory fittings	1 528	1 559	1 437
Goodwill	178	80	61
Revaluations	17	13	12

	1 859	1 794	1 633

Depreciation, amortization and impairment are accounted for as:

	2002	2001	2000

Cost of goods sold	1 555	1 571	1 421
Selling expenses	293	205	189
Administrative expenses	11	18	23

	1 859	1 794	1 633

An impairment loss of 185 (0 and 0) has been included above.

4. Financial income and expense

	2002	2001	2000

Income from equity securities and
long-term financial investments	-172	144	120
Other financial income
and similar items	150	515	475
Interest expense and
similar items	-458	-1 173	-1 267

	-480	-514	-672

Specification of financial income and expense, net

	2002	2001	2000

Dividends related to
and long-term financial investments	6	16	10

Total dividends	6	16	10

Interest income related to
and long-term financial investments	9	15	9
and similar items	277	317	323

Total interest income	286	332	332

Interest expense for
interest expense and similar items	-383	-504	-561
- pensions and other post-
retirement benefits (see Note 14)
related to interest expense and
similar items	-376	-382	-358

Total interest expense	-759	-886	-919

Financial exchange gains and losses related to
and long-term financial investments	-187	113	101
similar items	-127	198	152
similar items	301	-287	-348

Total financial exchange gains
and losses	-13	24	-95

Financial income and expense, net	-480	-514	-672

Adjustment to market value of short-term financial assets affected financial income and expense by 17 (-5 and -3).

Interest received amounted to 333 (271 and 262). Interest payments amounted to 519 (645 and 719).

5. Taxes
	2002	2001	2000

Taxes on profit before taxes	-690	-661	-510
- deferred taxes, net	-358	-237	-460
Other taxes	-7	-11	-31

	-1 055	-909	-1 001

Deferred taxes for 2002 included an income of 299 related to the net change in the valuation allowance. Of this income, 41 represented an adjustment of the opening balance of the valuation allowance still existing at year-end. The adjustment was due to a change in circumstances which affected the judgement on the realizability of the related deferred tax asset in future years.

	2002	2001	2000

Deferred tax assets:
long-term	355	408	426
short-term *	555	595	601

	910	1 003	1 027

Provisions for deferred taxes:
long-term	1 915	1 616	1 323
short-term	250	277	273

	2 165	1 893	1 596

Provisions for deferred taxes/
deferred tax assets – net	-1 255	-890	-569

Short-term income taxes receivable *	188	74	83
Short-term income taxes payable	-311	-343	-377

	-123	-269	-294

Gross deferred tax assets and provisions were related to the following items:

Deferred tax assets:	2002	2001	2000

Provisions for pensions and other
postretirement benefits	434	528	514
Tax loss carry-forwards	407	919	1 143
Inventories	328	312	347
Tangible assets	260	311	349
Other	759	823	666

Gross deferred tax assets	2 188	2 893	3 019
Valuation allowance	-669	-968	-912

Net deferred tax assets after valuation allowance	1 519	1 925	2 107

* Classified as Short-term tax assets in the Consolidated Balance Sheet.

Provisions for deferred taxes:	2002	2001	2000

Provisions for pensions and other
postretirement benefits	86	24	18
Inventories	423	430	482
Tangible assets	1 871	2 041	1 987
Other	394	320	189

Gross provision for deferred taxes	2 774	2 815	2 676

Provisions for deferred taxes/
deferred tax assets – net	-1 255	-890	-569

Corporate income tax
The corporate nominal income tax rate in Sweden was 28% in 2002, 2001 and 2000. The actual tax rate on profit before taxes was 30% (29 and 33).
A reconciliation of the statutory tax in Sweden to the actual tax is outlined below:

	2002	2001	2000

Tax calculated on statutory tax rate
in Sweden	-992	-874	-841
Difference between statutory tax rate
in Sweden and foreign subsidiaries’
weighted statutory tax rate	-85	-141	-194
Other taxes	-7	-11	-31
Permanent differences	-148	26	-39
Tax loss carry-forwards, net of
changes in valuation allowance	131	50	101
Other, including translation
adjustments	46	41	3

Actual tax	-1 055	-909	-1 001

2003	131
2004	129
2005	51
2006	41
2007	61
2008 and thereafter	792

At December 31, 2002, the total tax loss carry-forwards have resulted in deferred tax assets of 38, net of valuation allowances, which are included in gross deferred tax assets above. Losses can be used to reduce future taxable income, but since their benefit has already been recorded, their future use will not reduce the total tax expense of the Group with the exception of any release of the valuation allowance.

6. Intangible assets

Acquisition cost:
	2002	Additions	Disposals	Impair-ments	Other*	Translation effects	2001	2000

Goodwill	1 402	84	–	–	–	-229	1 547	1 283
Patents and similar rights	45	15	–	–	3	-2	29	28
Leaseholds	29	–	–	–	3	-4	30	29
Other intangible assets	493	70	-2	–	-78	-34	537	509

	1 969	169	-2	–	-72	-269	2 143	1 849

Accumulated amortization and impairment:

	2002	Amortization	Disposals	Impair-ments	Other*	Translation effects	2001	2000

Goodwill	760	86	–	92	–	-122	704	566
Patent and similar rights	16	3	–	–	–	–	13	10
Leaseholds	5	–	–	–	4	-1	2	3
Other intangible assets	125	6	-1	–	-29	-5	154	151

	906	95	-1	92	-25	-128	873	730

Net book value	1 063	74	-1	-92	-47	-141	1 270	1 119

7. Tangible assets

Acquisition cost including revaluations:

	2002	Additions	Disposals	Impair-ments	Other*	Translation effects	2001	2000

Land, land improvements and
buildings	5 275	81	-469	–	271	-549	5 941	5 643
Revaluations	555	27	–	–	61	-32	499	505
Machinery and supply systems	22 549	940	-951	–	354	-2 131	24 337	21 765
Revaluations	157	44	–	–	119	-28	22	23
Machine tools, tooling, factory fittings, etc	3 193	176	-278	–	226	-286	3 355	3 445
Construction in process including advances	859	245	-3	–	-184	-80	881	1 027

	32 588	1 513	-1 701	–	847	-3 106	35 035	32 408

Accumulated depreciation and impairment:

	2002	Depre-ciation	Disposals	Impair-ments	Other*	Translation effects	2001	2000

Land improvements and buildings	2 699	136	-369	–	45	-239	3 126	2 918
Revaluations	313	13	–	–	47	-17	270	255
Machinery and supply systems	14 487	1 189	-801	93	99	-1 446	15 353	13 641
Revaluations	163	4	-4	–	129	-23	57	57
Machine tools, tooling, factory fittings, etc	2 508	246	-257	–	117	-228	2 630	2 448

	20 170	1 588	-1 431	93	437	-1 953	21 436	19 319
Net book value	12 418	-75	-270	-93	410	-1 153	13 599	13 089

* The net book value in the column Other mainly consists of acquired and divested companies.

Finance leases included in tangible assets consisted of the following:

Acquisition value:	2002	2001	2000

Land, land improvements and
buildings	73	84	76
Machinery and supply systems	11	16	3
Machine tools, tooling, factory
fittings, etc	51	55	68

	135	155	147

Accumulated depreciation:

	2002	2001	2000

Land, land improvements and
buildings	53	60	53
Machinery and supply systems	3	4	2
Machine tools, tooling, factory
fittings, etc	21	28	28

	77	92	83
Net book value	58	63	64

Tax value of Swedish real estate:
	2002	2001	2000

Land	130	130	128
Buildings	526	526	576

	656	656	704

F-19

8. Long-term financial assets

	2002	2001	2000

Long-term financial receivables	1 318	1 383	1 052
Debt securities	25	27	24

	1 343	1 410	1 076

Substantially all the long-term financial receivables are comprised of prepaid pensions and deposits.

9. Inventories

Inventories, net of reserves for obsolescence, consist of the following:

	2002	2001	2000

Raw materials and supplies	1 876	2 083	1 821
Work in process	1 589	1 694	1 781
Finished goods	5 522	5 336	5 660

	8 987	9 113	9 262

10. Accounts receivable – trade

	2002	2001	2000

Accounts receivable	6 659	7 294	6 941
Acceptances receivable	419	449	436

	7 078	7 743	7 377
Allowance for doubtful accounts	-238	-301	-286

	6 840	7 442	7 091

The change in allowance for doubtful accounts charged against profit amounted to 42 (50 and 57).

11. Other short-term assets

	2002	2001	2000

Other short-term receivables	851	685	701
Associated companies	3	5	–
Prepaid expenses	261	274	461
Accrued income	109	162	140
Advances to suppliers	61	69	39

	1 285	1 195	1 341

12. Short-term financial assets

	2002	2001	2000

Short-term investments
- in bonds and other securities	438	699	425
- in treasury bills and
government bonds	1 475	2 281	1 250
- with banks	1 796	470	443
- other	783	821	520
Cash and bank accounts	1 038	1 116	843

	5 530	5 387	3 481

Unrealized holding gain on short-term financial assets as of December 31, 2002, included in financial income and expense amounted to 17 (unrealized holding losses of 5 and 3).

13. Shareholders’ equity

Share capital
The share capital at December 31, 2002, consisted of the following shares (par value SEK 12.50 per share):
Number of shares
	authorized and	Aggregate
	outstanding	par value

A-shares	32 383 377	405
B-shares	81 454 390	1 018

	113 837 767	1 423

An A-share has one vote and a B-share has one-tenth of one vote. It was decided at AB SKF’s Annual General Meeting on April 18, 2002 to insert a share conversion clause in the Articles of Association which allows owners of A-shares to convert those to B-shares. 16 872 955 A-shares were converted to B-shares in 2002.

Restricted reserves

In accordance with statutory requirements in Sweden and certain other countries in which the Group operates, the Parent Company and its subsidiaries maintain restricted reserves which are not available for distribution as dividends.

The Swedish Companies Act requires that 10% of net profit be transferred to the legal reserve (part of restricted reserves) until the legal reserve together with the premium reserve amounts to 20% of the share capital. As of 1997, premiums paid on new share issues must be transferred to the premium reserve. Premiums on new share issues prior to 1997 have been transferred to the legal reserve. Differences between statutory reporting and reporting for Group purposes are also treated as restricted reserves.

In countries where legal revaluations of assets are made, an amount corresponding to the net revaluation must be transferred to legal reserves.

Restatements from Group accounts to lokal accounts are considered restricted reserves.

Tax laws in Sweden and certain other countries permit allocations to reserves that are deductible for tax purposes. To a certain extent, companies can thus allocate profit so that it remains in the companies without being taxed immediately. In the balance sheet the cumulative value of these allocations, less the related provisions for deferred tax, is shown under restricted reserves.

Unrestricted equity

Unrestricted earnings include earnings distributable by the Parent Company and those net earnings that may be remitted from subsidiaries to the Parent Company within one year. The unrestricted equity has been reduced by accumulated losses in other subsidiaries. In determining the remittable amounts, consideration has been given to legal and exchange restrictions, but not to the financial position of the remitting subsidiaries.

Changes in shareholders’ equity

	Share capital	Re- stricted reserves	Unre- stricted equity	Total

Opening balance 2000-01-01	1 423	6 524	3 420	11 367

Cash dividend	–	–	-455	-455
Net profit	–	–	1 962	1 962
Transfer between restricted and
unrestricted reserves	–	-341	341	–
Translation effects	–	598	122	720

Closing balance 2000-12-31	1 423	6 781	5 390	13 594

Cash dividend	–	–	-598	-598
Net profit	–	–	2 167	2 167
Transfer between restricted and
unrestricted reserves	–	-809	809	–
Translation effects	–	793	268	1 061

Closing balance 2001-12-31	1 423	6 765	8 036	16 224

Cash dividend	–	–	-683	-683
Net profit	–	–	2 466	2 466
Transfer between restricted and
unrestricted reserves	–	396	-396	–
Translation effects	–	-1 527	-115	-1 642

Closing balance 2002-12-31	1 423	5 634	9 308	16 365

As described in Note 1, translation effects arising from the application of the current rate method were charged directly to shareholders’ equity. Changes in cumulative translation effects included in shareholders’ equity, were as follows:

	2002	2001	2000

Balance at beginning of year	1 688	627	-93
Translation effects	-1 642	1 061	720

Balance at end of year	46	1 688	627

14. Provisions for pensions and other postretirement benefits
	2002	Provisions for the year	Utilized amounts1)	Other	Translation Effect	2001	2000
Pensions	4 684	466	-1 003	–	-144	5 365	5 261
Other postretirement benefits	1 392	125	-118	3	-297	1 679	1 485

	6 076	591	-1 121	3	-441	7 044	6 746

1) Utilized amounts represent both externalization of pension provisions and paid pensions.

Provisions for pensions

Total pension expense amounted to 601 (614 and 478), including premiums for defined contribution plans and net expense on prepaid pension assets included in long term financial receivables. This includes an interest cost of 272 (258 and 243). The interest arose mainly on obligations for pensions in Sweden, Germany and the U.S.

Interest rates used vary by country, and the average was 6.3% (3.7% and 4.2%) for indexed Swedish pensions and 3.0% (3.0% and 3.5%) for fixed Swedish pensions. An interest rate of 6.0% (6.0% and 6.0%) was used for the German companies, which represent an average of approximately 71% of the Group’s total pension obligation.

Provisions for other postretirement benefits

The Group sponsors several defined postretirement benefit plans covering most salaried and hourly employees in the United States. The plans, which are fully provided for but unfunded, provide certain health care and life insurance benefits for eligible retired employees. Net periodic postretirement benefit costs were 125 (154 and 136), which include an interest cost calculated at 104 (124 and 115).

For more information, see reconciliation to U.S. GAAP in Note 27.9 Provisions for pensions and postretirement benefits.

15. Other provisions

		Provi-		Reversal		Trans-
		sions for	Utilized	unutilized		lation
	2002	the year	amounts	amounts	Other	effect	2001	2000

Provisions for employee benefits other than pensions	958	141	-153	-17	2	-25	1 010	924
Restructuring provisions	516	267	-241	-153	-2	-21	666	544
Environmental provisions	231	34	-45	-12	–	-22	276	234
Warranty provisions	457	310	-68	-23	9	-10	239	179
Other provisions	1 109	571	-351	-266	4	-87	1 238	1 165

	3 271	1 323	-858	-471	13	-165	3 429	3 046

Provisions for employee benefits other than pensions include an employee’s right to certain benefits when leaving the company either before or on the date of retirement. The benefit is paid out in a lump sum and not during the remaining lifetime of the employee. The Group’s business in Italy accounted for approximately 73% of the provision.

Restructuring is defined as a program which is planned and controlled by management and materially changes either the scope of the business undertaken by a company or the manner in which the business is conducted. Restructuring activities include among other things sale or termination of a line of business and significant changes in organizational structure . The restructuring provisions as of December 31, 2002 are expected to be settled within two years.

Environmental and warranty provisions cover liabilities not settled at year-end. These provisions are released to match the losses realized on the contracts.

16. Long-term loans
Long-term loans at the end of the year, were:
	2002	2001	2000
Debentures (maturing from 2004 to 2007) bearing interest from 6.6 to 14.3%*	1 646	2 507	2 945

Bank loans (maturing from 2003 to 2014) bearing interest from 0.7 to 14.5%*	43	69	1 098

Other loans (maturing from 2004 to 2011) bearing interest from 1.8 to 8.5%*	88	254	220

	1 777	2 830	4 263
* As of December 31, 2002.

The short-term portion of long-term loans is included in short-term loans (see Note 19).

Maturities of long-term loans outstanding at December 31, 2002 are as follows:

2004	281
2005	10
2006	13
2007	1 417
2008	5
2009 and thereafter	51

Long-term loans outstanding at December 31, 2002 per currency are as follows:

USD	1 441
SEK	235
EUR	13
INR	67
IDR (Indonesian rupies)	10
Other currencies	11

The terms of certain loan agreements in the subsidiaries contain various restrictions, relating principally to the further pledging of assets, additional borrowing and payment of intercompany dividends.

Of the long-term loans, 82 (180 and 283) were secured at December 31, 2002.

The market value of long-term loans was approximately the same as the book value after taking related interest rate swaps into account. The market value was calculated by discounting the future cash flows of the loans using the interest rates currently available.

17. Other long-term liabilities
	2002	2001	2000

Long-term portion of financeleases (see Note 18)	23	29	30
Other	42	47	64

	65	76	94

18. Leases

Future minimum rental commitments at December 31, 2002, for finance leases and non-cancellable (within one year) operating leases were as follows:

	Finance	Operating
	leases	leases

2003	15	209
2004	11	157
2005	7	124
2006	5	101
2007	2	91
2008 and thereafter	1	370

Less: Interest and executory costs	-5

Present value of minimum lease payments under finance leases	36
Less: Current portion	-13

Long-term portion (see Note 17)	23

Net rental expense related to operating leases was 209 (227 and 220). Contingent rentals and sub-lease revenues were not significant in any of the years presented.

19. Short-term loans
	2002	2001	2000

Bank loans	127	324	377
Other short-term loans	62	124	188

	189	448	565
Short-term portion of long-term loans	443	263	140

	632	711	705

The maximum of the monthly short-term loans outstanding, excluding the short-term portion of long-term loans, was 990 (915 and 1 787). The average of monthly short-term loans outstanding during the year was 686 (779 and 1 201). The weighted average interest rate was 2.4% (5.4% and 5.7%). Average amounts outstanding and weighted average interest rates have been computed based on the amounts outstanding at the end of each month and related interest expense. The interest rate at December 31, 2002 was 4.1%.

At December 31, 2002, the Group had unutilized long-term lines of credit of 2 642 expiring in 2006. Commitment fees of 0.2025% are required on these lines of credit.

20. Accounts payable – trade
	2002	2001	2000

Accounts payable	3 305	2 947	2 837
Acceptances payable	293	279	262

	3 598	3 226	3 099

21. Other short-term liabilities
	2002	2001	2000

Other short-term liabilities	862	891	790
Accrued expenses and
deferred income	3 291	3 639	3 120

	4 153	4 530	3 910

Accrued expenses and deferred income included accrued vacation pay of 620 (657 and 669). Accrued social charges (including payroll taxes) of 421 (418 and 394) were also included.

22. Assets pledged

Assets that have been pledged to secure loans and other obligations:

	2002	2001	2000

Mortgages on real estate	141	260	307
Chattel mortgages	70	116	141
Other mortgages	–	42	42

	211	418	490

Mortgages are stated at the nominal value of the mortgage deeds and other pledged assets are stated at net book value. The pledged assets secured loans and other obligations of 120 at December 31, 2002, (319 and 430).

23. Contingent liabilities
	2002	2001	2000

Discounted bills	2	21	12
Other guarantees and contingent
liabilities	62	89	135

	64	110	147

24. Geographic information

Net sales per geographic area were as follows:

	2002	2001	2000

Sweden	1 924	1 793	1 850
Europe (excluding Sweden)	21 168	21 520	19 295
North America	10 879	11 444	10 795
Other countries	8 459	8 613	7 908

	42 430	43 370	39 848

Identifiable assets (total assets excluding cash, bank accounts, short-term investments, intercompany receivables and shareholdings, but before consolidation eliminations), amounted at December 31 to 35 124 (37 624 and 36 424).

The geographic location of these assets were as follows:

	2002	2001	2000

Sweden	5 599	6 207	6 346
Europe (excluding Sweden)	16 969	16 573	15 634
North America	7 609	9 058	8 690
Other countries	4 947	5 786	5 754

	35 124	37 624	36 424

25. Specification of salaries, wages and Remunerations for employees

	2002	2002	2001	2001	2000	2000
	Salaries, wages and other remunerations	Social charges (whereof pension cost)	Salaries, wages and other Remunerations1)	Social charges1) (whereof pension cost)	Salaries, wagesand other remunerations	Social charges (whereof pension cost)

Parent Company in Sweden	101	74	91	65	83	65
		-52		-50		-52

Subsidiaries in Sweden	1 366	702	1 417	802	1 529	683
		-208		-255		-145

Subsidiaries abroad	9 321	2 757	9 615	2 822	8 741	2 507
		-341		-309		-281

	10 788	3 533	11 123	3 689	10 353	3 255
		-601		-614		-478
1) Including one-time items of MSEK 327.

Specification of salaries, wages and remunerations:
	2002		2001		2000
	Board and		Board and		Board and
	President	2002	President	2001	President	2000
	(whereof	Other	(whereof	Other	(whereof	Other
	bonus, etc)	employees	bonus, etc)	employees	bonus, etc)	employees

Parent Company in Sweden	19 (6)	82	17 (5)	74	18 (6)	65

Total Parent Company in Sweden	101		91		83

Subsidiaries in Sweden	19 (2)	1 347	18 (2)	1 399	17 (2)	1 512

Total subsidiaries in Sweden	1 366		1 417		1 529

Subsidiaries abroad	100 (9)	9 221	89 (8)	9 526	86 (3)	8 655

Total subsidiaries abroad	9 321		9 615		8 741

Group	138 (17)	10 650	124 (15)	10 999	121 (11)	10 232

Total Group	10 788		11 123		10 353

France	11	1 162	6	1 193	10	1 063
Germany	13 (2)	2 367	12 (3)	2 375	12 (1)	2 179
Italy	10 (1)	1 311	8 (1)	1 406	6 (1)	1 240
Western Europe excluding Sweden	21 (1)	1 314	22 (1)	1 199	16	1 053
Central and Eastern Europe	5	117	4	112	2	94
USA	4 (1)	2 176	6 (1)	2 360	4	2 221
Other North America	–	59	–	64	–	46
Latin America	9 (1)	193	7 (1)	290	15	249
Asia	24 (3)	451	22 (1)	440	21 (1)	416
Africa	3	71	2	87	–	94

	100	9 221	89	9 526	86	8 655

Total subsidiaries abroad	9 321		9 615		8 741

2) A complete list of geograhic specification of Salaries, wages and remunerations for employees abroad by country is available at Patent- och Registreringsverket and at the Parent company.

Salaries, Wages and other Remunerations for SKF Board of Directors, Chief Executive Officer and Group Management

Principles
The Chairman of the Board and the Board Members are remunerated in accordance with the decision taken at the Annual General Meeting. No remuneration is paid to the employee representatives.

The remuneration to the Chief Executive Officer and other senior managers consists of fixed annual salary, variable salary, other benefits, retirement benefits and stock option entitlements. The magnitude of the remuneration shall be in proportion to the manager's responsibility and authority. The right to variable salary is limited to a certain percentage of the fixed salary.

Board of Directors
At the Annual General Meeting held in 2002 it was decided that the Board shall be entitled to an allotment of SEK 2 350 000. At the Statutory Board Meeting it was decided that this allotment should be divided among the Board Members elected by the Annual General Meeting as follows: SEK 700 000 should be distributed to the Chairman of the Board and SEK 275 000 to each elected Board Member who is not employed by AB SKF.

Chief Executive Officer
Sune Carlsson, Chief Executive Officer (CEO) and President of AB SKF, received in 2002 as salary and other remunerations SEK 10 980 823, of which SEK 3 697 200 was variable salary for year 2001. Sune Carlsson's fixed annual salary for 2002 amounted to SEK 7 150 000. The variable salary could amount to a maximum of 60 % of the fixed annual salary and is determined based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA. AB SKF made premium payments in year 2002 corresponding to 35 % of Sune Carlsson's fixed annual salary for the future pension benefit of Sune Carlsson. The pension benefit is fee-based and the cost for this pension benefit in year 2002 amounted to SEK 2 544 224. Sune Carlsson's pension is a vested benefit, and is accordingly not conditioned upon future employment. Sune Carlsson who turns 62 in year 2003 has decided to retire from SKF on April 15, 2003. Sune Carlsson was granted in 2002, free of charge, one stock option which allows him to acquire 23 708 existing SKF B-shares. The stock option has been granted under the SKF Stock Option Programme described below. Sune Carlsson holds 502 734 call options.

Group Management
SKF's Group Management (exclusive of the Chief Executive Officer), 12 people, received in 2002 remuneration and other benefits amounting to a total of SEK 42 989 386, of which SEK 28 777 818 was fixed annual salary and SEK 10 292 205 was variable salary for year 2001. The variable salary amounts could amount to a maximum percentage of the fixed annual salary and are determined based on the financial performance of the SKF Group established according to the SKF management model called TVA. Group Management was granted in 2002, free of charge, stock options which allow them to acquire a total of 73 966 existing SKF B-shares.

The stock options have been granted under the SKF Stock Option Programme described below. Group Management holds stock options allowing them to acquire 58 000 existing SKF B-shares and 37 712 call options from earlier allocations under the 1996 Call Option Programme. In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary.

The SKF Group's Swedish pension plan for senior managers covers 15 people. The retirement age is 65 years. The CEO is not covered by the said pension plan. The plan, which is a defined-benefit plan, entitles the senior managers covered an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation from the age of 65 of up to 32.5 % of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment. A provision was recorded for these benefits in the amount of MSEK 29,5 as at December 31, 2002. The cost for this plan in year 2002 amounted to MSEK 9,7.

SKF Stock Option Programme

In year 2000, a Stock Option Programme on SKF B-shares already issued replaced the Call Option Programme instituted in 1996.

The purpose of SKF's Stock Option Programme is to attract and retain the best available personnel, to provide additional incentive to these key individuals and to promote the success of the company's business by aligning employee financial interests with long-term shareholder value.

The allocation of options is based on financial performance defined as SKF's management model TVA. The options under SKF's Stock Option Programme are not assignable or transferable and are linked to employment with SKF. The options become exercisable two years from the date of grant provided the option holder is still employed with SKF.

In 2002, 271 managers have been granted stock options entitling them to acquire in total 589 950 existing SKF B-shares. The grant, which was free of charge, was based on the SKF Group TVA performance for year 2001. Each option gives the holder the right to purchase existing SKF B-shares at the exercise price of SEK 246 per share during a period of six years. Based on Black & Scholes valuation model, with an assumed volatility during the exercise period of 35 % and considering the reduced value of the stock options, which is a result of the stock option's restrictions against assignment or transfer, a theoretical value has been placed on each stock option at the date of allocation amounting to SEK 46 for each share the option entitles the holder to acquire. The volatility of 35 % has been determined based on an analysis of the historical volatility of the company and the quotation of comparable companies and the anticipated volatility during the exercise period. The value reduction effect has been estimated at 30 % and has been determined based upon the assumed employee turnover and the probability that the options are exercised before the expiry of the exercise period.

In 2003, 330 managers have been granted stock options entitling them to acquire in total 811 000 existing SKF B-shares. The grant, which was free of charge, was based on the SKF Group TVA performance for year 2002. Each option gives the right to purchase existing SKF B-shares at the exercise price of SEK 233 per share during a period of six years. Using the valuation model described in the aforementioned paragraph, a theoretical value, at the date of allocation, has been placed on each stock option granted in year 2003 amounting to SEK 37 for each share the option entitles the holder to acquire.

Based on the SKF Group TVA performance for 2003, 339 managers may be granted free of charge, stock options entitling them to acquire in total not more than 813 000 SKF B-shares. Each option would give the right to purchase existing SKF B-shares at an exercise price per share of 110 % of the average of the market value of the B share during the three days following the announcement of the 2003 full-year result at the beginning of 2004. The options that may be allocated during 2004 would be exercisable during a period of six years starting two years from the date of grant provided the employment with SKF still exists.

The decisions relating to the SKF Stock Option Programme were taken by the Board of Directors of AB SKF and were prepared by the Remuneration Committee, established by the Board of Directors of AB SKF.

The costs for the Stock Option Programme will be recognized in the income statement of the Group when the stock options are exercised. A provision amounting to MSEK 4 has been recorded for social charges payable by the employer when stock options are exercised.

To reduce the cost for the Group that an increase in the market price of the SKF B-share could result in when the stock options allocated under the Stock Option Programme become exercisable, share swap arrangements have been made with financial institutions. However, these hedging arrangements could increase the cost for the Group in case the market price of the SKF B-share declines.

The hedging policy of the Group is to balance risks and to minimize costs for the Group caused by an increase as well as a decrease in the price of the SKF B-share. Moreover, the hedges should be cost effective for the Group. With these objectives in view, the hedging has been limited to less than 100% of the allocations made under the Stock Option Programme.

At the end of 2002, the hedging covered 57% of the allocations made under the Stock Option Programme for 2001 and 2002. The hedging costs for 2002 amounted to MSEK 2 (1) and were reflected in the income statement. When the allocations under the Stock Option Programme for 2003 have been made, in total 47% of the allocations under the Stock Option Programme for 2001, 2002 and 2003 will be covered by hedging. As a consequence of the hedging, a fluctuation in the share price between SEK 201 and 256 will have no negative impact on the result of the Group.

The policy applied by the Group for the hedging of the stock options allocated under the Stock Option Programme will lead to negative effects on the result of the Group in case the price of the SKF B-share exceeds or falls below the price levels mentioned above. It is estimated that a fall in the price of the SKF B-share by SEK 50 below the lower of the price levels hedged, SEK 201, would affect the result negatively by MSEK 40. A rise in the price of the SKF B-share by SEK 50 above the higher of the price levels hedged, SEK 256, would have a negative impact on the result amounting to MSEK 60.

Based on the present interest rate level and a dividend of SEK 8 for the SKF

B-share, it is estimated that the cost for hedging will amount toMSEK 1 in 2003.

Specification of the Group’s Stock Option Programme

Year of	No. of			Out-	Exer-		Theoretical
Alloca-	options	No. of	Forfeited	standing	cise	Exercise	value at
tion	allocated	people	options	options	price	period	allocation

2001	402 000	183	14 000	388 000	174	2003-2007	42
2002	589 950	271	10 439	579 511	246	2004-2008	46
2003	811 000	330	–	811 000	233	2005-2009	37

SKF Remuneration Committee

The Board of Directors of AB SKF established in year 2000 a Remuneration Committee. The Chairman of the Board Anders Sharp and the board members Sören Gyll and Vito H Baumgartner are the members of the Remuneration Committee. The Remuneration Committee prepares questions related to the principles for the performance related remunerations and pension benefits of the senior managers, and all decisions related to such principles are thereafter decided by the Board of Directors. Questions related to the CEO's employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors. The terms and conditions for other senior managers are proposed by the CEO and approved by the Chairman of the Board.

Fees to the Auditors

At the General Meeting of Shareholders in 2001 Arthur Andersen AB was elected as auditor for AB SKF until the General Meeting of Shareholders in 2005. As of June 2002 Arthur Andersen AB and Arthur Andersen KB completed an asset purchase transaction with Deloitte & Touche ATR AB, whereby certain partners and employees joined the latter firm. As a consequence of this, Deloitte & Touche undertook to perform the audit on behalf of Arthur Andersen AB according to a special arrangement. In addition, firms within Deloitte & Touche's global organization were elected as auditors in almost all foreign subsidiaries.

Fees to Group statutory auditors regarding audit amounted to MSEK 22 (21 and 17) for 2002. Fees for other assignments than audit amounted to MSEK 10 (15 and 10). The parent company's share of the Group's audit fee amounted to TSEK 133 (130 and 127) and fees for other assignments amounted to TSEK 2 681 (1 156 and 3 072).

26. Average number of employees
	2002	2002	2001	2001	2000	2000
	Number of	Whereof	Number of	Whereof	Number of	Whereof
	employees	men	employees	men	employees	men

Parent Company in Sweden	120	59%	112	59%	115	62%
Subsidiaries in Sweden	4 494	82%	4 772	82%	5 104	81%
Subsidiaries abroad	33 995	80%	32 752	81%	34 338	82%

	38 609	80%	37 636	81%	39 557	82%
Geographic specification of average number
of employees in subsidiaries abroad:*

France	3 865	83%	3 902	83%	3 968	84%
Italy	4 748	82%	5 076	83%	4 995	83%
Germany	5 466	89%	5 721	89%	5 935	89%
Western Europe excluding Sweden	3 686	85%	3 116	84%	3 162	85%
Central/Eastern Europe	3 625	58%	2 194	64%	2 368	66%
USA	4 916	71%	5 062	72%	5 874	74%
Other North America	178	75%	185	78%	191	83%
Latin America	1 567	85%	1 667	85%	1 872	85%
Asia	5 247	83%	5 068	84%	5 198	84%
Africa	697	77%	761	75%	775	78%

	33 995	80%	32 752	81%	34 338	82%

* A complete list of geograhic specification of Average number of employees by country is available at Patent- och Registreringsverket and at the Parent Company.

27. Summary of major differences between Swedish GAAP and U.S. GAAP

The SKF Group files an annual report, Form 20-F, with the U.S Securities and Exchange Commission (SEC). The accounting principles of the Group are based on Swedish GAAP, which differs in certain significant respects from U.S GAAP, as described below.

1. Deferred income taxes

Adjustments for deferred income taxes in the reconciliation to U.S. GAAP are attributable to the differences described below (see items 27.2 to 27.14). The adjustments also include a deferred tax liability amounting to 147 at December 31, 2002, which has been recorded for U.S. GAAP reconciliation purposes only. According to Swedish GAAP, there is no requirement to record this deferred tax liability, which arose in the local books of an Italian subsidiary due to the revaluation of fixed assets for tax purposes, since in reality no taxation will occur unless the subsidiary is liquidated or the equity portion in question is distributed to the shareholders. However, according to U.S. GAAP such deferred tax liabilities should be recorded.

2. Revaluation of tangible assets

In certain countries, tangible assets have been revalued at an amount in excess of cost. U.S. GAAP does not permit the revaluation of tangible assets to amounts in excess of cost.

3. Capitalization of interest expense

In accordance with Swedish GAAP, the Group has not capitalized interest expense incurred in connection with the financing of expense for construction of tangible assets.

Under U.S. GAAP interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest should be amortized over the estimated useful life of the asset as part of the depreciation charge.

4. Capitalization of internally developed software costs

For Swedish GAAP the Group has not capitalized costs associated with developing or acquiring computer software intended for internal use.

According to U.S. GAAP certain directly related costs incurred during the application development stage are required to be capitalized and amortized on a straight-line basis over the estimated useful life of the system.

5. Provisions for restructuring and impairment of tangible assets

U.S. GAAP is more restrictive than Swedish GAAP as to when provisions for restructuring plans can be recorded. As a result, the timing of the recognition of restructuring costs in net profit is generally different for U.S. GAAP compared to Swedish GAAP.

New Swedish GAAP impairment rules were implemented in 2002. Thus the timing of the asset impairment assessments used for Swedish GAAP was different than under U.S. GAAP, resulting in different impairment amounts. Consequently, the subsequent depreciation charges are different under U.S. GAAP compared to Swedish GAAP.

6. Gains on sale of real estate

Gains on the sale of real estate that are leased back in the form of operational leases are realised at the date of the transaction for Swedish GAAP but should be deferred and amortized over the life of the lease according to U.S. GAAP. Gains on sales of real estate in Spain, Sweden, the Netherlands and Belgium have been deferred in accordance with these principles.

7. Non-recurring bonus distribution

As a result of historic overfunding, the Swedish insurance company Alecta pensionsförsäkring decided on a non-recurring bonus distribution to its clients. In 2002, the Group received in cash 7 (15 and 227) and has now received in total 249 out of the decided distribution of 250. According to U.S. GAAP, only the cash received should be recognized in earnings while Swedish GAAP allows the full amount to be recognised prior to the receipt of cash.

8. Social costs prior to the receipt of cash associated with stock-based compensation

The Group has an employee stock option programme. In accordance with Swedish GAAP, the Group records provisions for related social costs. However, under U.S. GAAP, employer taxes on employee stock-based compensation should not be recognized until the date of the event triggering the measurement and payment of the tax to the taxing authority, which is generally the date the option is exercised by the employee.

The Group follows APB Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its employee stock options for U.S. GAAP purposes. Under APB 25, because the exercise price of the Group's employee stock options is greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized for U.S. GAAP purposes.

9. Provisions for pensions and postretirement benefits

Periodic pension cost and liability and postretirement benefits are calculated by the Group according to local laws and accounting principles.

Provisions for pensions

Under U.S. GAAP, the annual pension cost comprises the estimated future compensation levels, retirement age and other factors, depending on the plan adjusted for any surplus or deficit arising at the time SFAS 87 was adopted.

The Group sponsors defined benefit pension plans, defined according to SFAS 87, in several countries, principally Sweden, Germany, France and the United States. The Swedish plan supplements statutory pensions where benefits are established by national organizations. The subsidiaries in France sponsor a retirement indemnity plan in accordance with French National Employer/Employee agreements. Plans in Germany and the United States are designed to supplement these countries’ social security pensions.

The U.S. and some German and French plans are funded. Benefits are based on a combination of age, salary and service and are available to all employees meeting age, service and other requirements.

A reconciliation of beginning and ending balances of the benefit obligation, the fair value of plan assets, assumptions used in the accounting for the plans, the funded status of the plan and certain other disclosures are as follows:

	2002	2001	2000

Changes in Projected benefit obligation (PBO)
PBO at beginning of year	10 663	9 855	9 289
Service cost	152	165	153
Interest cost	597	663	608
Transfers to external pension
insurance companies	-360	-191	-65
Plan amendments	–	64	19
Adjustments*	-4	-46	-101
Actuarial loss/gain(-)	221	37	-63
Benefits paid	-604	-651	-597
Other	-5	-11	-2
Currency translation adjustment	-942	778	614

PBO at end of year	9 718	10 663	9 855

* Adjustments made for new/sold companies and businesses.

	2002	2001	2000

Changes in plan assets
Fair value of plan assets
at beginning of year	5 762	5 644	5 055
Actual return on plan assets	-368	-236	318
Employer contribution	301	29	24
Benefits paid	-275	-326	-286
Other	-6	–	-55
Currency translation adjustment	-967	651	588

Fair value of plan assets at end of year	4 447	5 762	5 644

Funded status	-5 271	-4 901	-4 210
Unrecognized transition liability
upon adoption of SFAS 87	17	36	44
Unrecognized prior service cost	96	149	126
Unrecognized actuarial loss/gain(-)	1 413	442	-278
Additional minimum liability	-508	-532	-551

Net pension liability	-4 253	-4 806	-4 869

Weighted – average assumptions as of	December 31
Discount rate	6.4	6.4	6.4
Expected return on plan assets	8.9	9.9	9.9
Rate of compensation increase	3.6	3.6	3.6

Components of net periodic pension cost 2002		2001	2000

Service cost	152	165	153
Interest cost	597	663	608
Expected return on plan assets	-447	-564	-459
Amortization of unrecognized
- transition amount	17	14	12
- prior service cost	23	25	22
- actuarial losses	9	11	11
Other	41	-2	9

Net periodic pension cost	392	312	356

Plan assets are invested primarily in equity securities and bonds.

Provisions for postretirement benefits

	2002	2001	2000

Changes in benefit obligation
Benefit obligation
at beginning of year	1 883	1 810	1 501
Service cost	19	22	19
Interest cost	104	124	115
Participant contribution	6	7	4
Actuarial loss/gain(-)	62	-158	91
Benefits paid	-124	-140	-108
Other	-30	8	12
Currency translation adjustment	-320	210	176

Benefit obligation at end of year	1 600	1 883	1 810

	2002	2001	2000

Changes in plan assets
Fair value of plan assets at
beginning of year	–	–	–
Employer contribution	117	132	104
Participant contribution	7	7	3
Benefits paid	-124	-139	-107

Fair value of plan assets
at end of year	–	–	–
Funded status	-1 600	-1 883	-1 810
Unrecognized prior service cost	1	3	1
Unrecognized actuarial loss	207	200	324

Net amount recognized	-1 392	-1 680	-1 485

Weighted-average assumptions as of December 31	2002	2001	2000

Discount rate	7.0	7.0	7.0
Health care cost trend rate for retirees
- under the age of 65	11.0	9.5	7.0
- 65 and older	11.0	9.5	6.75

Components of net periodic postretirement benefit cost
	2002	2001	2000

Service cost	19	22	19
Interest cost	104	124	115
Amortization of unrecognized
- prior service cost	–	-2	-11
- actuarial losses	2	2	9
Other	–	8	4

Net periodic postretirement
benefit cost	125	154	136

10. Statements of cash flow

Under Swedish GAAP, the cash effect of changes in provisions for pensions and other postretirement benefits is treated as a financing cash flow. Under U.S. GAAP, the cash flow arising from these provisions should be classified as cash flow from operations. Therefore, for 2002, an amount of -539 (-146 and 17) should be reclassified from cash flow from financing activities to cash flow from operations. Additionally, under U.S. GAAP amounts in the cash flow statements regarding financing and investing activities are presented gross, while the Group presents them net. Under U.S. GAAP, supplemental cash flow information regarding taxes is presented while the Group presents taxes as a part of cash flow from operations.

The cash flows under U.S. GAAP would be as follows:

	2002	2001	2000

Cash flow from operations	3 801	5 597	3 953
Cash flow from investing activities	-1 696	-1 472	-1 056
Cash flow from financing activities	-1 652	-2 365	-1 503

11. Derivative Instruments and Hedging Activities

Derivative Instruments

The Group has a policy for the management of financial risks, including currency, interest rate and credit risks. This policy is discussed in the Group’s Annual Report in the section "Financial Risk Management". The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Derivative financial instruments are used primarily to hedge the Group’s exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses derivative financial instruments for trading purposes, limited according to Group policy. The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Group’s hedging strategy for its stock option programme is described in Note 25.

Forward exchange contracts, cross currency swaps and currency options were the derivative financial instruments used by the Group to hedge foreign currency exchange rate exposure, including the hedging of firm commitments, anticipated transactions and internal bank activities. Interest rate swaps were used to manage the interest rate exposure on foreign currency borrowings, by swapping fixed interest rates to floating interest rates. Share swaps were used in the Group’s hedging strategy for its stock option programme described in Note 25.

The table below summarizes gross notional amounts of the Group’s derivative financial instruments by contract type as of December 31.

Financial derivative instruments

Type of instruments	2002	2001	2000

Forward exchange contracts	12 588	15 606	15 785
Currency options	1 499	4 370	914
Interest rate swaps	2 911	2 158	3 133
Share swaps	246	160	–

	17 244	22 294	19 832

The table below summarizes the gross notional amounts of the Group’s derivative financial instruments by purpose as of December 31.

Purpose	2002	2001	2000

Hedging of
- firm commitments	5 029	4 414	4 584
- anticipated transactions	2 078	7 070	3 233
- other internal banking activities	5 838	8 556	8 165
Trading	1 587	493	717
Interest rate management	2 712	1 761	3 133

	17 244	22 294	19 832

Hedge Accounting

The Group applies hedge accounting in accordance with Swedish GAAP. The accounting policies for financial derivative instruments according to Swedish GAAP are described in Note 1.

Beginning in 2001, the new U.S. GAAP rules for hedge accounting became applicable for the Group and hedge accounting under U.S. GAAP can only be used if the requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" are satisfied. The Group has decided not to apply such hedge accounting and therefore all outstanding financial derivative instruments are recognized at fair value in the U.S. GAAP Balance Sheets and all changes in fair value are recognized in earnings.

At December 31, 2002, the total amounts recognized in the Group’s results according to Swedish GAAP for all outstanding financial derivative instruments were 61 (-97 and 57). The corresponding fair value according to U.S. GAAP for all financial derivative instruments was 90 (-34 for 2001 and 98 as of January 1, 2001). The adjustment for U.S. GAAP was 29 (63 for 2001).

Market quotes were obtained for all financial derivative instruments. All forward contracts, cross currency swaps and currency options used to hedge the Group’s exposure to fluctuations in foreign currency as well as trading contracts will mature in 2003. For interest rate swaps the maturity dates vary from 2003 to 2009. The share swaps used to hedge the Group’s share option programme will expire in 2007 and 2008.

Contracts with embedded derivatives

According to definitions set out in SFAS 133, certain business contracts may include embedded derivatives which should be separately accounted for. Such embedded derivatives should be valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group’s financial postition.

At December 31, 2002, the fair value of such embedded derivatives amounted to -18 (-56 for 2001 and -35 as of January 1, 2001). These amounts are only recognized in the U.S. GAAP reconciliation.

The table below summarizes the notional amounts of the Group’s outstanding contracts with embedded derivatives:

Type of contracts	2002-12-31	2001-12-31	2001-01-01

Exchange risk insurance
contracts	296	475	506
Sales/purchases in
third-party-currency	9	10	1

	305	485	507

Credit risks

The Group’s concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers.

The Group is exposed to credit losses in the event of non- performance by the counterparties to its financial instruments but does not expect any counterparties to fail to meet their obligations. The Group deals only with well-established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

12. Hedging of anticipated transactions before implementation of SFAS 133

Prior to the introduction of SFAS 133, forward exchange contracts were recognized as a hedge only when there was a firm commitment. Contracts hedging anticipated transactions, not covered by firm commitments, were accounted for as the difference between the agreed forward rate and the market forward rate on the closing day, according to U.S. GAAP.

According to Swedish GAAP, contracts hedging anticipated transactions, not covered by firm commitments, are also reported as hedges. In these cases a valuation of the contract is not made.

At December 31, 2000, a net unrealized gain of 28 was deferred with respect to hedges of anticipated transactions. The accounting for this amount represented a difference between U.S. GAAP and Swedish GAAP prior to the introduction of SFAS 133 in 2001.

13. Negative goodwill

For Swedish GAAP, any excess of the identifiable assets and liabilities acquired over the cost of an acquisition, is recorded as negative goodwill. The negative goodwill is generally amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Any negative goodwill that relates to expected future losses and expenses which do not represent identifiable liabilities at the date of acquisition, is recorded as a provision. The provision is recognized as income in the income statement when the future losses and expenses are recognized.

For U.S. GAAP, any excess of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition is first used to reduce the fair values assigned to non-current assets on a pro rata basis.

If any excess still exists, beginning in 2002, it is recognized immediately in the income statement as an extraordinary gain.

Accordingly, any negative goodwill designated at acquisition for future losses and expenses under Swedish GAAP is offset against non-current assets for U.S. GAAP purposes, with any excess recognized immediately as an extraordinary gain. Subsequent to the acquisition, the amount of negative goodwill released to the income statement related to future losses and expenses for Swedish GAAP purposes is adjusted to reflect the income statement effects of having reduced the carrying amounts of the non-current assets for U.S. GAAP purposes.

14. Goodwill and other intangible assets

For Swedish GAAP, the Group amortizes goodwill and other intangible assets based on their estimated economic lives and assesses the balances for impairment whenever there is an indicator that the asset may be impaired.

Effective January 1, 2002, the Group adopted SFAS 142 "Goodwill and Other Intangible Assets" for U.S. GAAP purposes. SFAS 142 requires goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead be tested for impairment upon adoption of the statement, as well as on an annual basis, and more frequently if circumstances indicate a possible impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized.

Prior to the adoption of SFAS 142 for U.S. GAAP purposes, there were no significant differences compared to Swedish GAAP in the amortization of goodwill and other intangible assets. With the adoption of SFAS 142 for U.S. GAAP purposes, goodwill amortization expense recorded for Swedish GAAP purposes in the amount of 86 for the year ended December 31, 2002 is not recorded for U.S. GAAP purposes. In addition, trademarks and trade names acquired by the Group during 2002 are deemed to have indefinite economic lives for U.S. GAAP purposes. As a result, such trademarks and trade names are not amortized for U.S. GAAP purposes. As such intangible assets are amortized for Swedish GAAP purposes, amortization expense recorded for Swedish GAAP purposes in the amount of 1 for the year ended December 31, 2002 is not recognized for U.S. GAAP purposes.

Under SFAS 142, the U.S. GAAP goodwill impairment test is performed at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. The Group's measurement of fair value is based on an evaluation of future discounted cash flows consistent with those utilized in the Group's annual planning process for impairment tests. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

Upon adoption of SFAS 142, the Group performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, the Company recorded goodwill impairments totaling 104 for U.S. GAAP purposes for the year ended December 31, 2002. This charge reflects the cumulative effect of adopting the accounting change in the income statement but has no impact on cash flows. The impairments have been attributed to the underperformance of several reporting units. Goodwill impairments have been recorded under Swedish GAAP in the amount of 92 for the year ended December 31, 2002. Accordingly, incremental goodwill impairments are recorded for U.S. GAAP purposes in the amount of 12 for the year ended December 31, 2002.

Subsequent annual impairment tests are performed, at a minimum, on goodwill and other intangible assets not subject to amortization in conjunction with the Group's annual planning process. Subsequent impairments, if any, are classified as an operating expense. No impairments were recorded under U.S. GAAP as a result of the 2002 annual impairment tests.

Changes in the carrying amount of goodwill for U.S. GAAP purposes were as follows during each of the years ended December 31:

	2002	2001	2000

Balance at January 1 for
U.S. GAAP reporting purposes	844	717	578
Transition impairment charge
from adoption of SFAS 142	-104	–	–
Goodwill arising from
acquisitions of businesses	84	133	138
Amortization	–	-79	-61
Foreign currency translation
and other adjustments	-107	73	62

Balance at December 31 for
U.S. GAAP reporting purposes	717	844	717

For U.S. GAAP purposes, the Group’s intangible assets that are subject to amortization had a total gross value of 131 and accumulated amortization of 23 at December 31, 2002.

In connection with certain business acquisitions in 2002, the Group acquired 85 of intangible assets other than goodwill. Of those newly acquired intangible assets, 27 assigned to customer relationships and is being amortized over an estimated useful life of 15, 37 was assigned to acquired software technology and is being amortized over an estimated useful life of 10 years and 11 was assigned to other intangible assets. The remaining 10 of acquired intangible assets has been assigned to trademarks/tradenames, and is not subject to amortization for U.S. GAAP purposes. This is the Group's only intangible assets apart from goodwill that is not subject to amortization for US GAAP.

Amortization expense for intangible assets other than goodwill was 9 (28 and 15).

For those intangible assets subject to amortization for U.S. GAAP purposes, the estimated amortization expense for U.S. GAAP purposes for each of the years ended December 31 is as follows: 9 in 2003, 9 in 2004, 8 in 2005, 8 in 2006, and 8 in 2007.

15. Comprehensive income according to SFAS 130

Swedish GAAP does not require the presentation of comprehensive income in addition to net profit for the year. The comprehensive income required to be presented under U.S. GAAP was as follows:

	2002	2001	2000

Net profit in accordance with
U.S. GAAP	2 428	1 947	1 874

Other comprehensive income (OCI),
net of tax:
Translation adjustments	-1 703	1 061	720
Minimum pension liability adjustment	-11	19	-88
Accumulated OCI effect from
implementation of SFAS 133	–	30	–
Part of accumulated OCI transition
amount recognized in earnings after
implementation of SFAS 133	-20	1	–

Other comprehensive income	-1 734	1 111	632

Comprehensive income in
accordance with U.S. GAAP	694	3 058	2 506

16. Diluted earnings per share

As stated in Note 25, for Swedish GAAP the Group has partially hedged the Stock Option Programme with share swap agreements with financial institutions. Under Swedish GAAP, the outstanding options considered hedged are not required to be considered for computing diluted earnings per share. The outstanding options that are not considered hedged presently do not have a dilutive effect. U.S. GAAP requires all dilutive potential shares to be considered in determining diluted earnings per share. As a result, dilutive earnings per share for U.S. GAAP is different from Swedish GAAP.

17. Business Combinations

Effective for accounting for business combinations under U.S. GAAP consummated after June 30, 2001, the Group adopted SFAS 141, "Business Combinations," which requires all business combinations initiated after June 30, 2001, to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001. As the impacts of SFAS 141 are largely prospective in nature, the adoption did not have a material impact on the results of the Group’s consolidated financial position or results of operations reported under U.S. GAAP.

18. Other new accounting principles adopted in 2002 for U.S. GAAP

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Group implemented SFAS144 on January 1, 2002. This statement did not have a material impact on the Group’s consolidated financial position or results of operations.

19. New accounting principles to be adopted in 2003 for U.S. GAAP

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." Under SFAS 143, the Group is required to recognize the fair value of a liability for legal and constructive obligations associated with the retirement of tangible, long-lived assets in the period incurred, if a reasonable estimate of fair value can be made. The Group is required to implement SFAS 143 on January 1, 2003. Management is currently evaluating the provisions of SFAS 143, but believes there will be no material effect on the Group's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections". This statement eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, "Reporting Results of Operations". This statement also requires sale-leaseback accounting for certain lease modifications that have economic effects that are smilar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The Group is required to implement SFAS 145 on January 1, 2003. Management does not expect this statement to have a material impact on consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS 146, the Group will measure costs associated with an exit or disposal activity at fair value and recognize costs in the period in which the liability is incurred rather than at the date of a commitment to an exit or disposal plan. The Group is required to apply SFAS 146 on a prospective basis to all exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other". FIN 45 applies to certain guarantees that the Group gives to third parties and requires that the Group recognize, at the inception of giving the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee even if it is not probable that payments will be required under the guarantee. The Group is required to apply FIN 45 on a prospective basis to applicable guarantees issued or modified after December 31, 2002.

20. Summary

The application of U.S. GAAP would have the following effect on consolidated net profit, shareholders’ equity and earnings per share:

Net profit:	2002	2001	2000

In accordance with Swedish GAAP
as reported in the consolidated
income statements	2 466	2 167	1 962
Items increasing/decreasing net profit:
27.1 Deferred income taxes	88	-154	7
27.2 Depreciation on revaluation of assets
including effect in connection with sale	11	31	14
27.3 Capitalization of interest expense	-15	-5	6
27.4 Capitalization of internally
developed software costs	-9	15	52
27.5 Provisions for restructuring
and asset impairments	-268	-86	-64
27.6 Gains on sale of real estate	32	2	-80
27.7 Non-recurring bonus distribution	7	15	-23
27.8 Social costs associated with
stock-based compensation	4	–	–
27.9 Pensions	65	-32	-28
27.11Derivative instruments and
hedging activities	24	-7	–
27.12 Hedging of anticipated transactions	–	–	28
27.13 Negative goodwill	-51	–	–
27.14 Amortization and impairment of
goodwill and other intangible assets	74	1	–

Net change in net profit:	-38	-220	-88

Net profit in accordance with U.S. GAAP	2 428	1 947	1 874

The components of net profit in accor-
dance with U.S. GAAP are as follows:
Net profit in accordance with U.S. GAAP
before cumulative effects of changes
in accounting principles	2 532	1 955	1 874
Cumulative effects of changes
in accounting principles:
Accounting for derivative instruments
and hedging activities, net of taxes	–	-8	–
Accounting for goodwill, net of taxes	-104	–	–

Net profit in accordance with U.S. GAAP	2 428	1 947	1 874

Shareholders’ equity:
	2002	2001	2000

In accordance with Swedish GAAP as
reported in the consolidated balance sheets	16 365	16 224	13 594
Items increasing/decreasing net
shareholders’ equity:
27.1 Deferred income taxes	-8	-106	45
27.2 Reversal of revaluation of assets	-236	-195	-214
27.3 Capitalization of interest expense	221	236	241
27.4 Capitalization of internally
developed software costs	148	157	142
27.5 Provisions for restructuring
and asset impairments	-71	197	283
27.6 Gains on sale of real estate	-194	-226	-228
27.7 Non-recurring bonus distribution	-1	-8	-23
27.8 Social costs associated with
stock-based compensation	4	–	–
27.9 Pensions	-225	-265	-233
27.11 Derivative instruments and hedging
activities	11	7	–
27.12 Hedging of anticipated transactions	–	–	18
27.13 Negative goodwill	-51	–	–
27.14 Amortization and impairment of
goodwill and other intangible assets	75	1	–

Net change in shareholders’ equity	-327	-202	31

Shareholders’ equity in accordance
with U.S. GAAP	16 038	16 022	13 625

Earnings per share, in SEK:
	2002	2001	2000
Basic earnings per share in
accordance with U.S. GAAP
before cumulative effects of
changes in accounting principles	22.24	17.17	16.46
Cumulative effects of changes in
accounting principles	- 0.91	- 0.07	–
Basic earnings per share in
accordance with U.S. GAAP	21.33	17.10	16.46
Weighted average number of
shares outstanding	113 837 767	113 837 767	113 837 767

Diluted earnings per share in
accordance with U.S. GAAP
before cumulative effects of
changes in accounting
principles	22.22	17.17	16.46
Cumulative effects of changes
in accounting principles	- 0.91	- 0.07	–
Diluted earnings per share in
accordance with U.S. GAAP	21.31	17.10	16.46
Adjusted weighted-
average number of shares
outstanding	113 940 304	113 837 767	113 837 767

28. Investments
			2002	2001	2000

Investments in Associated Companies			199	185	125
Other investments			220	219	203

			419	404	328

Investments in Associated Companies
	Holding	Number		Nominal value in	Book Value in sek
Name and location	in percent	of shares	Currency	thousands	thousands

Held by Parent Company:
Endorsia.com International AB, Göteborg, Sweden	20.0	34 000	SEK	3 400	8 880
Momentum Industrial Maintenance Supply AB, Göteborg, Sweden	40.5	4 050	SEK	405	54 836
NN Euroball ApS, Denmark	23.0	–	EUR	29	210 515
Adjustment to Group book value					-109 878

Total					164 353

Held by subsidiaries:
Sealpool A/S, Denmark	50.00	100	DKK	100	1 505
RC DEI a/s, Norway	50.00	25 000	NOK	25	2 090
DEI Services Sdn. Bhd., Malaysia	30.00	30 000	MYR	30	–
DEI Services Ltd., U.K.	50.00	2	GBP	1	–
CoLinx LLC, USA	25.00	1	USD	2 139	18 838
International Component Supply, Ltda, Brazil	50.00	9 629	BRL	10 273	25 573
Adjustment to Group book value					-13 969

Investments in Associated Companies					198 389

Other investments
				Nominal	Book value
	Holding	Number		value in	in SEK
Name and location	in percent	of shares	Currency	thousands	thousands

Held by Parent Company
Bostadsrättsföreningen Kristinelundsgatan nr 5, Göteborg, Sweden		1	SEK	–	2 884
Bostadsaktiebolaget Rupicus, Göteborg, Sweden	5.1	120	SEK	60	3 265
Prästgårdsmarkens villaägare, ek. fören., Göteborg, Sweden		30	SEK	30	30
FlexLink AB, Göteborg, Sweden	9.4	2 304 409	SEK	2 304	26 700
AEC Japan Co. Ltd., Japan	50.0	400	JPY	20 000	820
ADELA Investment Company, Luxemburg		2 080	USD	208	0
b-business partners B.V., The Netherlands	1.0	35 000	EUR	35	31 298
S2M, France	11.9	153 093	EUR	459	8 681
The Swedish-American Chamber of Commerce, USA		50	USD	50	318
Wafangdian Bearing Company Limited, Peoples Republic of China	19.7	65 000 000	CNY	65 000	120 009
Société Immobilière de l’Ecole Scandinave, Belgium		20	EUR	10	0
Other shares and securities					5

Total held by Parent Company					194 010

				Nominal	Book value
	Holding	Number		value in	in SEK
Name and location	in percent	of shares	Currency	thousands	thousands

Held by subsidiaries
Jernkontoret, Stockholm, Sweden	0.8	8	SEK	187	187
Gävle Sjöfarts AB, Gävle, Sweden	2.5	270	SEK	54	54
AB Järnbruksförnödenheter, Stockholm, Sweden	20.0	300	SEK	69	69
Företagshälsovården i Hofors, Hofors, Sweden	50.0	500	SEK	50	50
Tågåkeriet i Bergslagen AB, Kristinehamn, Sweden	10.0	2	SEK	60	60
IUC Sandviken AB, Sandviken, Sweden	12.5	500	SEK	50	50
Industrikompetens i Östergötland AB, Linköping, Sweden	2.0	180	SEK	18	160
Suomen Voimansiirto Oy, Finland	1.0	1	EUR	12	110
Voimansiirto Oy, Finland	10.0	60	EUR	10	82
Société Immobilière de l’Ecole Scandinave, Belgium	12.0	150	EUR	74	679
Gemeinnützige Wohnungsbaugesellschaft Schweinfurt GmbH, Germany	25.0	1	EUR	128	1 175
Gesellschaft z. Entsorgung v. Sondermüll in Bayern mbH, Germany	0.4	1	EUR	41	376
GKS Gemeinschaftskraftwerk Schweinfurt GmbH, Germany	16.5	1	EUR	1 687	15 489
IPO, France	0.1	1 098	EUR	30	340
SKF Reamur, s.a.s, France	0.1	2 497	EUR	38	349
United Trust of India, India	0.01	2 150 000	INR	21 500	3 947
Skefko Bearings Newcastle, Australia	30.0	12 000	AUD	12	60
Other					2 677

Total held by subsidiaries					25 914

Total investments
Held by Parent Company					194 010
Held by subsidiaries					25 914
Total investments SKF Group					219 924

	Holding in	Owned by
Name and location	percent	subsidiary in:

Investments in major SKF subsidiaries held by other subsidiaries*
SKF GmbH, Schweinfurt, Germany	99.9	The Netherlands
SKF Industrie S.p.A, Turin, Italy	100	The Netherlands
SKF France S.A., Clamart, France	100	France
SKF (U.K.) Ltd., Luton, U.K.	100	U.K.
SKF Española, S.A., Madrid, Spain	100	Italy
SKF Bearings India Ltd., Bombay, India	0.47	Sweden
SKF Bearings India Ltd., Bombay, India	7.52	U.K.
SKF do Brasil Ltda., Guarulhos-São Paulo, Brazil	0.1	Sweden
RFT S.p.A., Turin, Italy	100	Italy
SKF Argentina S.A., Buenos Aires, Argentina	0.1	The Netherlands
CR Elastomere GmbH, Leverkusen-Opladen,Germany	100	Germany
SKF Canada Ltd., Scarborough, Canada	37.5	The Netherlands
SKF Gleitlager GmbH, Püttlingen (Saar) Germany	100	Germany
SKF B.V., Veenendaal, The Netherlands	100	The Netherlands
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	26.8	Germany
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	73.2	The Netherlands
SARMA, Saint Vallier s/Rhone Cedex, France	100	France
SKF China Ltd., Hong Kong, China	100	Hong Kong
Ovako Stahl GmbH, Germany	100	Sweden
SKF Linearsysteme GmbH, Schweinfurt, Germany	100	Germany
Officine Meccaniche di Villar Perosa S.r.l., Villar Perosa, Italy	100	Italy
Magnetic Electromotoren AG, Liestal, Switzerland	100	The Netherlands
SKF (Thailand) Ltd., Bangkok, Thailand	46	Hong Kong
SKF (Thailand) Ltd., Bangkok, Thailand	28	Singapore

* A complete list of all SKF subsidiaries is available at Patent- och Registreringsverket in Sweden and at the Parent Company.

FINANCIAL STATEMENT SCHEDULE II

The SKF Group

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2002, 2001 and 2000

Amounts in millions of SEK

		Charged	Charged
	Balance at	(credited)	(credited)		Balance
2002	beginning	to cost and	to other		at end
	of period	Expenses	accounts(1)	Deductions	of period
Provisions deducted from
assets to which they apply:

Allowance for doubtful notes
and accounts receivable	301	42	-63	-42	238

Restructuring provisions: (2)	473	71	-23	-241	280

		Charged	Charged
	Balance at	(credited)	(credited)		Balance
2001	beginning	to cost and	to other		at end
	of period	Expenses	accounts (1)	Deductions	of period
Provisions deducted from
assets to which they apply:

Allowance for doubtful notes
and accounts receivable	286	50	19	-54	301

Restructuring provisions: (2)	264	410	5	-206	473

		Charged	Charged
	Balance at	(credited)	(credited)		Balance
2000	beginning	to cost and	to other		at end
	of period	Expenses	accounts (1)	Deductions	of period
Provisions deducted from
assets to which they apply:

Allowance for doubtful notes
and accounts receivable	268	57	-1	-38	286

Restructuring provisions: (2)	436	101	4	-277	264

NOTE:
(1) Principally currency translation adjustments and acquired and divested reserves.
(2) Disclosed in accordance with accounting principles generally accepted in the United Sates of America. See Note 27 item 5, "Provisions for restructuring and impairment of tangible assets ", to the Consolidated Financial Statements filed as part of this Form 20-F.

ITEM 19. EXHIBITS

1. Articles of Association as amended to date (in English translation).

2.1 Indenture governing the $150,000,000 7 5/8 % Senior Notes due July 15, 2003 (incorporated by reference from the Registration Statement on Form F-3, File No. 333-7084, initially filed with the Securities and Exchange Commission on June 3, 1993).

2.2 Indenture governing the $200,000,000 7 1/8 % Senior Notes due July 1, 2007 (incorporated by reference from the Registration Statement on Form F-3, File No. 333-63850, initially filed with the Securities and Exchange Commission on June 18, 1997).

6. For information regarding Earnings Per Share, please see Note 1 "Accounting Principles", to the Consolidated Financial Statements filed as part of this Form 20-F. Earnings Per Share is calculated using number of shares outstanding at the end of a financial year.

8. List of Subsidiaries.

10.1 Three-Year Review of SKF's Divisions

10.2 Seven-Year Review of the SKF Group

10.3 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gothenburg May 28, 2003

Aktiebolaget SKF

(publ)

By: /s/ Tom Johnstone	By: /s/ Tore Bertilsson
Title: President and Group Chief Executive	Title: Chief Financial Officer

CERTIFICATION OF THE PRESIDENT AND GROUP CHIEF EXECUTIVE

I, Tom Johnstone, certify that:

1. I have reviewed this annual report on Form 20-F of Aktiebolaget SKF;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 28, 2003

/s/ Tom Johnstone_______

President and Group Chief Executive

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Tore Bertilsson, certify that:

1. I have reviewed this annual report on Form 20-F of Aktiebolaget SKF;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 28, 2003

/s/ Tore Bertilsson ________

Chief Financial Officer

Exhibit 1

1 (4)

Articles of Association
for
Aktiebolaget SKF

§ 1
The name of the Company is Aktiebolaget SKF. The company is public
(publ).

§ 2
The Company shall - directly or through subsidiaries - carry on business operations, principally with roller bearings and seals, components and component systems, manage real and movable property and conduct other business compatible therewith.

§ 3
The Company shall have its registered office in the municipal area of
Gothenburg.

§ 4
The share capital shall comprise a minimum of one billion three hundred and fifty million kronor (SEK 1,350,000,000) and a maximum of five billion four hundred million kronor (SEK 5,400,000,000).

§ 5
The nominal value of each share shall be twelve kronor and 50 öre (SEK 12:50).

§ 6
Of the Company's shares, a maximum of 432,000,000 shares may be
Series A shares and a maximum of 432,000,000 shares may be Series B shares.

In a vote at a General Meeting, each Series A share shall carry one vote and each Series B share 1/10 of a vote.

Exhibit 1

2 (4)

Shares of Series A shall on request by their owners be converted to shares of Series B. A conversion request, which shall be done in writing and state the number of shares to be converted, shall be made to the company. The company shall without delay notify the conversion to the Patent and
Registration Office for registration. The conversion is executed when the registration has taken place.

Should the Company decide to issue new Series A and Series B shares by means of a cash issue, the holders of Series A and Series B shares shall have a preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by the holder (primary preferential right). Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription (subsidiary preferential right). If shares thus offered for subscription are insufficient for the subscription that takes place through a subsidiary preferential right, the shares shall be divided among subscribing parties in relation to the previous shareholding or, to the extent this cannot take place, by the drawing of lots.

Should the Company decide to issue either Series A or Series B shares through a cash issue, all shareholders, regardless of whether their shares are Series A or Series B, shall be entitled to subscribe for new shares in relation to the number they held previously.

The aforementioned does not entail any limitation on the possibility of passing a resolution regarding a cash issue that deviates from the shareholders' preferential right.

In the event of an increase in the share capital through a bonus issue, new shares of each type shall be issued in relation to the number of shares of the same type as previously. Consequently, old shares of a certain type shall carry the right to new shares of the same type. The aforementioned shall not entail any limitation on the possibility of issuing a new type of share by means of a bonus issue, following the requisite amendment to the articles of association.

§ 7
Any person entered in the share register or in a list pursuant to Section 3, sub-section 12 of the Swedish Companies Act (1975:1385) on the stipulated recording date, shall be deemed to be entitled to receive a dividend, and - in the event of a bonus issue - new share(s) due to the holder and to exercise the shareholder's preferential right to take part in an issue.

Exhibit 1

3 (4)

§ 8
In addition to specially-appointed members and deputies, the Company's
Board of Directors shall comprise a minimum of five and a maximum of ten members, with a maximum of five deputies. These members are elected each year at the annual general meeting of the shareholders for the period up to the end of the next annual general meeting.

§ 9
Company signatory of signatories shall be the Board member(s) appointed for this purpose by the Board. However, the Board may authorise a person other than a Board member to act as a company signatory.

§ 10
The Company shall have one or two auditors and a maximum of two deputy auditors.

§ 11
The Company's financial year shall be the calendar year.

§ 12
Notice to attend a general meeting and other notices to shareholders shall be in the form of an announcement inserted once in Post- och Inrikes
Tidningar and in Dagens Nyheter or other national newspaper.

Notice to attend an annual general meeting and notice to attend an extra general meeting where an issue relating to a change of the Articles of
Association will be dealt with shall be issued no earlier than six weeks and no later than four weeks prior to the general meeting. Notice to attend another kind of extra general meeting shall be issued no earlier than six weeks and no later than two weeks prior to the general meeting.

§ 13

The chairman of the Board, or a person appointed by the Board for this purpose, opens the annual general meeting.

During a vote at a general meeting, each person may vote for the full number of votes represented by him.

Exhibit 1

4 (4)

§ 14

The annual general meeting shall be held once a year in April or May.

The following matters shall be dealt with at the annual general meeting:

1) election of a chairman for the meeting,

2) drawing up and approval of the voting list,

3) approval of agenda,

4) election of persons to verify the minutes,

5) consideration of whether the meeting has been duly convened,

6) presentation of the annual report, audit report, consolidated accounts and audit report for the Group,

7) the matter of adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet,

8) decisions arising from the Company's profit or loss according to the adopted balance sheets,

9) the matter of discharge of the members of the Board and the President from liability,

10) determination of the number of Board members and deputy Board members, and where appropriate auditors and deputy auditors,

11) determination of fees for the Board of Directors and auditors,

12) election of Board members and deputy Board members, and where appropriate auditors and deputy auditors,

13) other matters that have been duly referred to the general meeting.

§ 15
Any shareholder wishing to attend a general meeting shall notify the
Company no later than 12 noon on the day specified in the notice to attend the meeting. This day may not be a Sunday, other public holiday,
Saturday, Midsummer's Eve, Christmas Eve or New Year's Eve and shall not fall earlier than the fifth weekday prior to the general meeting.

A shareholder may, at the general meeting, bring one or two assistants, yet only if the shareholder has notified the Company hereof according to the previous paragraph.

Exhibit 8

1 (4)

SKF Group

LIST OF SUBSIDIARIES HELD DIRECTLY OR INDERECTLY BY THE PARENT COMPANY, AB SKF AS OF APRIL 30, 2003:

Name of Company	Domicile	Country
SKF Argentina S.A.	Buenos Aires	Argentina
SKF Australia Pty. Ltd. (incl Distrib)	Oakleigh Victoria	Australia
SKF Australia (Manufacturing) Pty. Ltd.	Melbourne	Australia
CR Industries (Australia)	Mentone	Australia
Magnetic Linear Drives Pty Ltd	Tullamarine	Australia
SKF Österreich AG	Steyr	Austria
SKF Intertrade S.A.	Brussels	Belgium
SKF European Distribution Centre	Tongeren	Belgium
SKF do Brasil Ltda.	Guarulhos-São Paulo	Brazil
SKF Participacao Ltda.	Guarulhos-São Paulo	Brazil
SKF Bearings Bulgaria EOOD	Sopot	Bulgaria
SKF Canada Ltd.	Scarborough	Canada
Altus Engineering Inc.	Sault Ste. Marie	Canada
Revolve magnetic Bearings Inc.	Calgary	Canada
CR Services Canada Ltd.	Agincourt	Canada
BFW Coupling Services Ltd.	Ontario	Canada
SKF Chilena S.A.I.C.	Santiago	Chile
SKF China Ltd.	Hongkong	China
SKF Automotive Bearings Company Ltd.	Shanghai	China
Beijing Nankou SKF Railway Bearing Co. Ltd.	Beijing	China
Anhui Zhongding CR Seals Ltd.	Anhui	China
SKF (China) Investment Company Ltd.	Shanghai	China
Dalian SKF Wazhou Bearings Company Ltd.	Wafangdian	China
SKF Shanghai Bearings Co. Ltd	Shanghai	China
SKF Bearings Trade Co. Ltd	Shanghai	China
SKF Loziska a.s.	Prague	Czech Republic
SKF Danmark A/S	Brönby	Denmark
Magnetic Danmark S/A	Rodekro	Denmark
Oy SKF AB	Espoo	Finland
SKF Holding France S.A.R.L.	Clamart	France
SKF France S.A.	Clamart	France
Opero Bearings S.A.S.	Clamart	France
Transrol S.A.S.	Chambery	France
SKF Equipements S.A.S.	St. Quentin en Yvelines	France
RKS S.A.- SKF Slewing Bearings	Auxerre	France
SARMA	Saint Vallier s/Rhone Cedex	France
Electrac S.A.	St Cyr en Val	France
Ovako Acier S.A.	Cedéx	France
Ovako La Foulierie S.A.	Carnignan	France
Ovako France S.A.	Carignan	France
TAA Magnetic S.A.R.L.	Argenteuil Cedex	France
SKF GmbH	Schweinfurt	Germany
SKF Gleitlager GmbH	Püttlingen (Saar)	Germany
SKF Linearsysteme GmbH	Schweinfurt	Germany
Seeger Wilischthal GmbH	Wilischthal	Germany
CR Elastomere GmbH	Leverkusen-Opladen	Germany
Ovako Stahl GmbH	Erkrath	Germany
Magnetic Elektromotores GmbM	Maulburg	Germany
SKF Hellas S.A.	Athens	Greece
SKF Svéd Golyóscsapágy Rt.	Budapest	Hungary
SKF Bearings India Ltd.	Bombay	India
CR Seals India Ltd.	Mumbay	India
P.T. SKF Indonesia	Jakarta	Indonesia
P.T. Skefindo Primatama	Jakarta	Indonesia
SKF Insurance Dublin Ltd.	Dublin	Ireland
SKF Industrie S.p.A	Airasca (Torino)	Italy
RFT S.p.A.	Villanova d'Asti	Italy
SKF Multitec S.p.a.	Torino	Italy
Gamfior S.p.A.	Torino	Italy
Officine Meccanice De Villar Perosa S.p.A	Villar Perosa	Italy
SKF Japan Ltd.	Tokyo	Japan
SKF Kenya Ltd.	Nairobi	Kenya
SKF Korea Ltd.	Pusan	Korea
SKF Automotive Components Corp.	Changwon-City	Korea
CR Korea Co. Ltd.	Taegu	Korea
SKF Bearing Industries (Malaysia) Sdn. Bhd.	Nilai	Malaysia
SKF Malaysia Sdn. Bhd.	Kuala Lumpur	Malaysia
SKF Holding Mexicana S.A. de C.V.	Mexico City	Mexico
SKF de Mexico S.A. de C.V.	Puebla, Pue	Mexico
CR Mexicana S.A.	Guadalajara	Mexico
SKF Holding Maatschappij Holland B.V.	Veenendaal	Netherlands
CASIT B.V.	Veenendaal	Netherlands
SKF B.V.	Veenendaal	Netherlands
European Financial Service Centre	Nieuwegein	Netherlands
SKF Engineering & Research Centre B.V.	Nieuweigein	Netherlands
SKF Multitec Benelux B.V.	Mijdrecht	Netherlands
Delta Consult B.V.	Kapelle	Netherlands
Machine Support B.V.	Ridderkerk	Netherlands
SKF New Zeeland Ltd.	Auckland	New Zeeland
SKF Norge A/S	Oslo	Norway
SKF Multitec A/S	Oslo	Norway
SKF Latintrade Inc.	Panama	Panama
Latinoamericana de administraction S.A.	Panama	Panama
SKF del Perú S.A.	Lima	Peru
SKF Philipines Inc.	Makati City	Philippines
SKF Centrala Handlowo - Techniczna Sp.z.o.o.	Warszaw	Poland
SKF Poznan S.A.	Poznan	Poland
SKF Portugal Rolamentos Lda.	Amadora	Portugal
SKF South East Asia & pacific Pte. Ltd.	Singapore	Singapore
SKF Far East Hongkong	Singapore	Singapore
SKF Treasury Centre Asia Pacific Pte. Ltd.	Singapore	Singapore
SKF South Africa (Pty.) Ltd.	Witfield	South Africa
Barseco (Pty.) Ltd.	Witfield	South Africa
SKF Española, S.A.	Madrid	Spain
SKF Productos Industriales S.A.	Barcelona	Spain
SKF Sverige AB	Göteborg	Sweden
SKF Agenturer AB	Göteborg	Sweden
AB Compania Sudamericana	Göteborg	Sweden
AB S.A. des Roulements à Billes Suédoise S.K.	Göteborg	Sweden
SKF Treasury Centre AB	Göteborg	Sweden
SKF Mekan AB	Katrineholm	Sweden
Ovako Couplings Holding AB	Göteborg	Sweden
Ovako Steel Holding AB	Göteborg	Sweden
Ovako Steel Marketing AB	Danderyd	Sweden
Ovako Steel AB	Hofors	Sweden
Fastighets AB Synaren	Hofors	Sweden
Ovako Couplings AB	Hofors	Sweden
Ovako Hellefors AB	Hellefors	Sweden
AB Hillboms Bygg och Transport AB	Hellefors	Sweden
Nordic Steel AB	Göteborg	Sweden
Ovako Tube AB	Göteborg	Sweden
Bagaregården 16:7 KB	Göteborg	Sweden
SKF Vehicle Parts AB	Göteborg	Sweden
AutoBalance Systems AB	Göteborg	Sweden
KB Gamlestaden 1:10	Göteborg	Sweden
SKF Fastighetsförvaltning AB	Göteborg	Sweden
AB Svenska Kullagerfabriken	Göteborg	Sweden
SKF Service AB	Göteborg	Sweden
SKF Nova AB	Göteborg	Sweden
SKF Fondförvaltning AB	Göteborg	Sweden
SKF Dataservice AB	Göteborg	Sweden
SKF Actuators AB	Göteborg	Sweden
SKF Reinsurance Company Ltd.	Göteborg	Sweden
SKF Eurotrade AB	Göteborg	Sweden
SKF Logistics Services AB	Göteborg	Sweden
SKF Förvaltning AB	Göteborg	Sweden
SKF Försäljning AB	Göteborg	Sweden
Nordiska Kullager AB	Göteborg	Sweden
SKF Transmission AB	Jönköping	Sweden
SKF Multitec AB	Helsingborg	Sweden
Scandrive Control AB	Kolbäck	Sweden
Sealpool AB	Landskrona	Sweden
James Askew Associate AB	Luleå	Sweden
SKF Nåiden Teknik AB	Luleå	Sweden
SKF Schweiz A.G.	Zürich	Switzerland
SKF Verwaltungs A.G.	Zürich	Switzerland
Magnetic Elektromotoren AG	Liestal	Switzerland
SKF Bearing Sevices Taiwan Ltd.	Taipei	Taiwan
SKF (Thailand) Ltd.	Bangkok	Thailand
SKF Türk Sanayi ve Ticaret Ltd. Sti.	Istanbul	Turkey
Lutsk Bearing Plant	Lutsk	Ukraine
SKF (U.K.) Ltd.	Luton	United Kingdom
SKF (UK) Holdings Ltd.	Luton	United Kingdom
SKF Investments Ltd.	Luton	United Kingdom
SKF Bearings Ltd.	Luton	United Kingdom
MTSR Ltd.	Luton	United Kingdom
CR Seal Services Ltd.	Luton	United Kingdom
SARMA (UK) Ltd.	Clevedon	United Kingdom
SKF Enginering Products Ltd.	Milton Kenes	United Kingdom
AMPEP Plc.	Clevedon	United Kingdom
Trelanoak Ltd.	Luton	United Kingdom
Pilgrim International Ltd.	Oldham	United Kingdom
Development Engineering International Ltd.	Aberdeen	United Kingdom
Diagnostic Instruments Ltd.	Edinburgh	United Kingdom
Ovako Steel Ltd.	Wednesbury	United Kingdom
Ovako U.K. Ltd.	Wednesbury	United Kingdom
Aeroengine Bearings UK Ltd.	Stonehouse	United Kingdom
SKF USA Inc.	King of Prussia, PA	USA
Ovako North Amerika	York, SC	USA
SKF Condition Monitoring Inc.	San Diego, CA	USA
Roller Bearing Industries Inc. (RBI)	Elisabethtown, KY	USA
Erin Engineering and Research. Inc.	Walnut Creek, CA	USA
Atlas Management Inc.	Wilmington, DE	USA
CR Industries Inc.	Springfield, SD	USA
CR Franklin Inc.	Franklin, NC	USA
Atlas Ball Company	Norristown, PA	USA
SKF Acquisition Corporation	Norristown, PA	USA
SKF Industries Inc.	Wilmington, DE	USA
MRC Bearings Inc.	Wilmington, DE	USA
Chicago Rawhide Manufacturing Company	Wilmington, DE	USA
Chicago Rawhide Inc.	Wilmington, DE	USA
Magnetic Corp.	Olney, IL	USA
The Twentieth Century Machine CO. Inc	Armada, MI	USA
SKF Venezolana S.A.	Caracas	Venezuela
SKF Equipmen Services C.A.	Valencia	Venezuela
SKF Zambia Ltd.	Kitwe	Zambia
SKF Zimbabwe (Pvt.) Ltd.	Harare	Zimbabwe

Exhibit 10.1

Three-year review of SKF’s Divisions *

Amounts in millions of Swedish kronor unless otherwise stated	Full year	Full year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	2000	2001	2002	2002	2002	2002	2002

Industrial Division
External sales	8 800	9 965	2 493	2 513	2 339	2 397	9 742
Total sales	14 417	15 978	3 950	4 040	3 708	3 952	15 650
Operating result	1 675	1 662	376	430	360	456	1 622
Operating margin, %	11.6	10.4	9.5	10.6	9.7	11.5	10.4
Invested capital	6 832	6 970	7 235	6 815	6 740	6 583	6 583
Registered number of employees	10 645	10 343	10 567	10 457	10 455	10 449	10 449

Automotive Division
External sales	12 634	13 438	3 457	3 604	3 194	3 228	13 483
Total sales	13 976	15 022	3 831	3 979	3 553	3 567	14 930
Operating result	479	407	123	197	110	93	523
Operating margin, %	3.4	2.7	3.2	5.0	3.1	2.6	3.5
Invested capital	7 910	7 906	7 759	7 145	6 921	6 694	6 694
Registered number of employees	10 860	9 994	9 993	10 012	9 995	9 943	9 943

Electrical Division
External sales	1 765	1 941	492	503	459	478	1 932
Total sales	7 084	6 989	1 674	1 770	1 568	1 692	6 704
Operating result	465	314	75	112	97	143	427
Operating margin, %	6.5	4.5	4.5	6.3	6.2	8.5	6.4
Invested capital	3 564	3 563	3 118	2 975	2 983	2 920	2 920
Registered number of employees	7 086	6 637	6 596	8 119	8 082	8 072	8 072

Service Division
External sales	12 899	13 972	3 176	3 462	3 219	3 644	13 501
Total sales	14 096	15 552	3 539	3 858	3 582	4 053	15 032
Operating result	1 023	1 299	275	362	357	427	1 421
Operating margin, %	7.3	8.4	7.8	9.4	10.0	10.5	9.5
Invested capital	3 824	3 234	3 189	3 004	2 922	2 823	2 823
Registered number of employees	4 536	4 462	4 536	4 650	4 658	4 721	4 721

Aero and Steel Division
External sales	3 602	3 990	1 043	963	832	907	3 745
Total sales	6 400	6 638	1 733	1 629	1 404	1 559	6 325
Operating result	235	195	58	61	28	58	205
Operating margin, %	3.7	2.9	3.3	3.7	2.0	3.7	3.2
Invested capital	3 597	3 669	3 443	3 486	3 420	3 330	3 330
Registered number of employees	5 521	5 274	5 163	5 353	5 211	5 168	5 168

* Previously published amounts have been restated to conform to the current Group structure in 2002.

The financial information per Division is based on SKF’s Management reporting, which in certain areas differs from the Group reporting. Total sales are sales and deliveries to external and internal customers. Invested capital is defined as the sum of Inventories, external Trade Accounts Receivable, other Short-term Assets and Tangible Assets less external Trade Accounts Payable and other Short-term Liabilities.

Exhibit 10.2

Seven-year review of the SKF Group

Amounts in millions of Swedish kronor unless otherwise stated	1996	1997	1998	1999	2000	2001	2002

Income statements
Net sales	33 589	36 922	37 688	36 693	39 848	43 370	42 430
Sweden	1 869	1 967	1 983	1 674	1 850	1 793	1 924
Operating expenses	-31 122	-34 717	-37 648	-34 576	-36 363	-39 852	-38 480
Other operating income/expense – net	407	799	-928	403	182	104	40
Profit/loss in associated companies	–	-55	-111	–	7	12	32

Operating profit/loss	2 874	2 949	-999	2 520	3 674	3 634	4 022
Financial income and expense, net	-462	-843	-1 064	-751	-672	-514	-480

Profit/loss before taxes	2 412	2 106	-2 063	1 769	3 002	3 120	3 542
Taxes	-701	-583	377	-650	-1 001	-909	-1 055

Profit/loss after taxes	1 711	1 523	-1 686	1 119	2 001	2 211	2 487
Minority interest	-19	35	44	-8	-39	-44	-21

Net profit/loss for the year	1 692	1 558	-1 642	1 111	1 962	2 167	2 466

Balance sheets
Intangible assets	1 261	1 291	2 239	1 829	1 545	1 678	1 418
Tangible assets	12 541	13 631	14 568	13 074	13 089	13 599	12 418
Long-term financial assets	1 063	1 185	1 084	1 114	1 404	1 814	1 762
Inventories	9 476	9 924	10 183	8 640	9 262	9 113	8 987
Short-term assets	7 627	8 599	8 757	8 483	9 116	9 306	8 868
Short-term financial assets	2 091	3 931	2 353	1 976	3 481	5 387	5 530

Total assets	34 059	38 561	39 184	35 116	37 897	40 897	38 983

Shareholders’ equity	11 310	12 588	10 932	11 367	13 594	16 224	16 365
Provisions for pensions and other postretirement benefits	6 030	6 171	7 139	6 478	6 746	7 044	6 076
Provisions for taxes	1 701	1 642	1 488	1 509	1 596	1 893	2 165
Other provisions	2 130	2 981	4 095	2 795	3 046	3 429	3 271
Long-term loans (including convertible loans)	4 846	6 538	4 842	4 753	4 263	2 830	1 777
Other long-term liabilities, including minority interest	362	359	455	477	561	667	635
Short-term loans	1 693	1 853	3 337	1 223	705	711	632
Other short-term liabilities	5 987	6 429	6 896	6 514	7 386	8 099	8 062

Total shareholders’ equity, provisions and liabilities	34 059	38 561	39 184	35 116	37 897	40 897	38 983

Key figures (in percentages unless otherwise stated)
Return on total assets	9.9	8.9	- 1.9	7.5	10.9	9.8	10.9
Return on capital employed	14.7	13.0	- 2.8	11.2	16.2	14.9	17.1
Return on shareholders’ equity	15.9	13.0	- 13.3	10.2	16.0	14.3	15.6
Operating margin	8.6	8.0	- 2.7	6.9	9.2	8.4	9.5
Profit margin	10.0	9.0	- 2.0	7.5	9.9	9.2	10.2
Turnover of total assets, times	0.99	1.00	0.97	0.98	1.08	1.07	1.06
Portion of risk-bearing capital	39.0	37.7	32.6	37.8	41.3	45.7	49.0
Equity/assets ratio	34.1	33.4	28.8	33.5	37.1	41.1	43.4

Investments and employees
Additions to tangible assets	2 710	2 664	2 148	1 230	1 388	1 403	1 442
Sweden	655	918	434	211	304	233	145
Research and development expenses	751	757	702	756	710	871	767
Patents - number of first filings	130	146	145	129	144	171	158
Average number of employees	42 451	41 863	44 958	40 747	39 557	37 636	38 609
Sweden	6 348	6 290	6 144	5 353	5 219	4 884	4 614
Number of employees registered at December 31	43 123	43 241	45 436	40 637	40 401	38 091	39 739
Salaries, wages and social charges	13 066	13 681	14 497	13 068	13 608	14 812	14 321
Sweden	2 464	2 480	2 697	2 317	2 360	2 375	2 243

Exhibit 10.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aktiebolaget SKF (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 28, 2003

Name: /s/ Tom Johnstone
Title: President and Group Chief Executive

Date: May 28, 2003

Name: /s/ Tore Bertilsson
Title: Chief Financial Officer

* * *

A signed original of this written statement required by Section 906 has been provided to Aktiebolaget SKF and will be retained by Aktiebolaget SKF and furnished to the Securities and Exchange Commission or its staff upon request.

* * *

In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No. 33-8212, this certification will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act 1933 or the Securities Exchange Act of 1934, except to the extent that Aktiebolaget SKF specifically incorporates it by reference.