Form 20-F
period 2003-12-31
SKF INC
filed 2004-06-24
CIK 777504

As filed with the Securities and Exchange Commission on June 24, 2004

United States

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

___________

FORM 20-F

( _ ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( X ) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

( _ ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-13722

AKTIEBOLAGET SKF

(Exact name of registrant as specified in its charter)

SKF Incorporated

(Translation of Registrant's Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation or Organization)

SE-415 50

Gothenburg, Sweden

(Address and Principal Executive Offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

B Shares, par value SEK 12.50

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class B Shares: 92,465,440

Class A Shares: 21,372,327

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

Item 17 X Item 18 ____

TABLE OF CONTENTS

TABLE OF CONTENTS *
FORWARD-LOOKING STATEMENTS *
PART I *
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *
ITEM 3. KEY INFORMATION *
3.A. SELECTED FINANCIAL DATA *
3.B. CAPITALIZATION AND INDEBTEDNESS *
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS *
3.D. RISK FACTORS *
ITEM 4. INFORMATION ON THE COMPANY *
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY *
4.B. BUSINESS OVERVIEW *
4.C. ORGANIZATIONAL STRUCTURE *
4.D. PROPERTY, PLANT AND EQUIPMENT *
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS *
5.A. OPERATING RESULTS *
5.b. LIQUIDITY AND CAPITAL RESOURCES *
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES *
5.D. TREND INFORMATION *
5.E. OFF-BALANCES SHEET ARRANGEMENTS *
5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS *
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *
6.A. DIRECTORS AND SENIOR MANAGEMENT *
6.B. COMPENSATION *
6.C. BOARD PRACTICES *
6.D. EMPLOYEES *
6.E. SHARE OWNERSHIP *
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS *
7.A. MAJOR SHAREHLDERS *
7.b. RELATED PARTY TRANSACTIONS *
7.C. INTERESTS OF EXPERTS AND COUNSEL *
ITEM 8. FINANCIAL INFORMATION *
8.A. CONSOLIDATED STATEMENTS AND OTHER FINACIAL INFORMATION *
8.B. SIGNIFICANT CHANGES *
ITEM 9. THE OFFER AND LISTING *
9.A. OFFER AND LISTING DETAILS *
9.B. PLAN OF DISTRUBUTION *
9.C. MARKETS *
9.D. SELLING SHAREHOLDERS *
9.E. DILUTION *
9.F. EXPENSES OF THE ISSUE *
ITEM 10. ADDITIONAL INFORMATION *
10.A. SHARE CAPITAL*
10.b. MEMORANDUM AND ARTICLES OF ASSOCIATION *
10.C. MATERIAL CONTRACTS *
10.D. EXCHANGE CONTROLS *
10.E. TAXATTION *
10.F. DIVIDENDS AND PAYING AGENTS *
10.G. STATEMENT BY EXPERTS *
10.H. DOCUMENTS ON DISPLAY *
10.I. SUBSIDARY INFORMATION *
ITEM 11. QUANTITATIVE and QUALITATIVE DISCL. ABOUT MARKET RISK *
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *
PART II *
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *
ITEM 15. CONTROLS AND PROCEDURES *
ITEM 16.A. AUDIT COMMITEE FINANCIAL EXPERT *
ITEM 16.b. CODE OF ETHICS *
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES *
PART III *
ITEM 17. FINANCIAL STATEMENTS *
ITEM 18. FINANCIAL STATEMENTS *
ITEM 19. EXHIBITS *

INTRODUCTION AND USE OF CERTAIN TERMS
We prepare our financial statements in Swedish kronor ("kronor" or "SEK"). Merely for convenience, this Annual Report on Form 20-F presents translations into United States dollars of certain kronor amounts. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated. Unless otherwise stated, such translations have been made at 7.1950 kronor per United States dollar, the noon buying rate (the "Noon Buying Rate") in New York City on December 31, 2003 for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On May 28, 2004, the Noon Buying Rate was 7.4579 kronor per United States dollar. See also Item 3.A for certain historical exchange rate information.

Throughout this Annual Report on Form 20-F the term "MSEK" represents millions of Swedish kronor. The term MUSD represents millions of United States dollars. Amounts in parentheses refer to comparable figures for 2002 and 2001, respectively

When reference is made to a "Note" this consistently refers to a Note in the Consolidated Financial Statement, filed as part of this Form 20-F.

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

3.A. SELECTED FINANCIAL DATA

The selected consolidated financial data in respect of the Group set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and Notes thereto filed as part of this Form 20-F.

	For the years ended December 31
	2003 ($)*	2003 (SEK)	2002 (SEK)	2001 (SEK)	2000 (SEK)	1999 (SEK)
	(In millions of USD or SEK except per share data and number of shares)
Amounts in accordance with Swedish GAAP: (1)
Income and dividend data:
Net sales	5,751	41,377	42,430	43,370	39,848	36,693
Operating profit	459	3,299	4,022	3,634	3,674	2,520
Profit before taxes	388	2,793	3,542	3,120	3,002	1,769
Taxes	(97)	(698)	(1,055)	(909)	(1,001)	(650)
Profit after taxes (2)	291	2,095	2,487	2,211	2,001	1,119
Net profit	283	2,039	2,466	2,167	1,962	1,111
Earnings per share (basic and diluted)	2.49	17.91	21.67	19.04	17.23	9.76
Number of shares, thousands	113,838	113,838	113,838	113,838	113,838	113,838

Balance sheet data:
Short-term financial assets	881	6,342	5,530	5,387	3,481	1,976
Total assets (4)	5,049	36,326	38,677	40,434	37,584	34,900
Short-term loans	52	372	632	711	705	1,223
Long-term loans	173	1,246	1,777	2,830	4,263	4,753
Share capital	198	1,423	1,423	1,423	1,423	1,423
Shareholders' equity	2,108	15,164	16,365	16,224	13,594	11,367

	2003 ($)*	2003 (SEK)	2002 (SEK)	2001 (SEK)	2000 (SEK)	1999 (SEK)
Amounts in		(In millions of USD or SEK except per share data)
accordance with U.S. GAAP: (1)
Net profit/(loss)	344	2,478	2,428	1,947	1,874	826
Earnings/(loss) per share – basic (3)	3.03	21.77	21.33	17.10	16.46	7.26
Earnings/(loss) per share – diluted (3)	3.02	21.75	21.31	17.10	16.46	7.26
Total assets	5,180	37,267	39,126	41,166	38,231	35,483
Shareholders' equity	2,302	16,564	16,038	16,022	13,625	11,497

* Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars at the noon buying rate on December 31, 2003, of SEK 7.1950 per $1.00.

(1) The consolidated financial statements of the SKF Group were prepared in accordance with accounting principles generally accepted in Sweden, which differ in certain significant respects from those generally accepted in the United States of America ("U.S. GAAP"). See Note 1 and the Reconciliation to U.S. GAAP in Note 29 to the consolidated financial statements filed as part of this Form 20-F.
(2) Includes minority owners' portion of profit after taxes.
(3) Basic and diluted earnings per share after the cumulative effects of changes in accounting principles.
(4) Amounts for 1999 through 2002 have been restated to conform to the 2003 presentation of deferred income taxes for Swedish GAAP.

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

Year(1)	Cash Dividends (in millions of SEK)	Total Dividend per share (SEK)	Total Dividend per ADR(2) ($)
1999	455	4.00	0.44
2000	598	5.25	0.51
2001	683	6.00	0.57
2002	911	8.00	0.92
2003	1138	10.00	1.39

(1) Dividends are set forth in the above table under the year to which they are attributed to rather than the year in which they were declared and paid.
(2) SKF has issued American Depositary Shares ("ADSs"). Each ADS represents one B Share. American Depositary Receipts (the "ADRs") evidencing the ownership of the ADSs have been listed on the OTC Market.

Exchange Rates
The following table sets forth, for the periods indicated, the Noon Buying Rate for Swedish krona in terms of Swedish kronor per U.S. dollar for the periods shown:

Period	Period End	Average(1)	High	Low
1999	8.5050	8.3007	8.6500	7.7060
2000	9.4440	9.2251	10.3600	8.3530
2001	10.4571	10.4328	11.0270	9.3250
2002	8.6950	9.6571	10.7290	8.6950
2003	7.1950	8.0351	8.7920	7.1950
November 2003 December 2003 January 2004 February 2004 March 2004 April 2004 May 2004*			7.9150	7.5200
			7.5420	7.1950
			7.4120	7.0850
			7.4330	7.1295
			7.6620	7.3660
			7.7510	7.4650
			7.7725	7.4170

1) Calculated by using the average of the Noon Buying Rates on the last day of each full month during the period.

On May 28, 2004, the Noon Buying Rate was 7.4579 per U.S. dollar.

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Cyclical nature of the business

Much of the demand for the Group's products is cyclical, because the industries in which SKF's customers operate, such as the automotive industry and the machinery industry, tend to be cyclical and sensitive to changes in general economic conditions. The company operates in many different industrial and geographical segments that are in a number of different stages in the economic cycles. At the beginning of the rise of the economic cycle in any given market, the demand for small rolling bearings used in consumer durables, such as cars and household appliances, normally increases. As the cycle progresses, demand for medium-sized rolling bearings used in light-weight production equipment, transportation, materials handling and similar uses normally increases and, at the end of the cycle, demand for large bearings for use in heavy industry normally rises. A general economic downturn could reduce the demand for the Group's products, customer solutions and services, and, consequently, could have a material adverse effect on SKF's business and results of operations.

Global political environment

Terrorism and other hostilities as well as disturbances in worldwide financial markets could have an effect on the demand for the Group's products and services and, consequently, could have a material adverse effect on SKF's business and results of operations.

Competition

In terms of sales, SKF is the world-leading bearing company and the leading supplier to the European markets. In Western Europe, SKF is followed by the German company INA Schaeffler, including the German bearing company FAG, which INA acquired in 2001. SKF is number two in North America with the US-based company Timken, including Torrington, its recent acquisition, being the largest supplier there. In terms of sales SKF is the number one supplier in Asia excluding Japan, where the Japanese bearing companies dominate the market. The large Japanese bearing companies are NSK Ltd, NTN Corp. and Koyo Seiko. Competitive factors, including changes in market penetration, increased price competition, the introduction of new products and technology by existing and new competitors as well as changes in customer demand on sales, product mix and prices could have a material adverse effect on SKF's business and results of operations.

Foreign currency exchange rate exposure

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group's Financial Statements are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure. A sensitivity analysis based on December 31, 2003 figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD or against the EUR has an effect from net currency flows on profit before taxes of approximately MSEK 300 and 110, respectively, excluding any effects from hedging transactions. (See also Note 27 "Risk management and hedging activities" to the consolidated financial statements, filed as part of this Form 20-F).

Interest rate risk exposure

Interest rate exposure is defined as the Group’s exposure to the effects of future changes in the prevailing level of interest rates. Liquidity and borrowing is concentrated in the SKF Treasury Centre. By matching maturity dates of investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced. As of December 31, 2003, the Group had net short-term financial assets (short-term financial assets less total loans) of MSEK 4,724 (3,121 and 1,846). A sensitivity analysis based on December 31, 2003 amounts and on the assumption that everything else is equal shows that a change of one percentage point in interest rates influences profit before taxes by MSEK 4 for financial assets, interest rate swaps included, and by MSEK 42 for loans. (See also Note 27 "Risk management and hedging activities" to the consolidated financial statements, filed as part of this Form 20-F).

Liquidity risk

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments. Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MUSD 400. In addition to own liquidity the Group had committed credit facilities of MUSD 300 syndicated by nine banks at December 31, 2003.

These facilities, which are unutilised, will expire in 2006. Available liquidity as of December 31, 2003 amounted to MSEK 6,342 (5,530 and 5,387). A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody's Investor Service is A- and A3, respectively, both with a stable outlook.

The Group deals only with well-established international financial institutions. (See also Note 27 "Risk management and hedging activities" to the consolidated financial statements, filed as part of this Form 20-F).

Credit risk

Credit risk is defined as the Group’s exposure to losses in the event that one party to a financial instrument fails to discharge an obligation. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk. The Group’s policy states that only well established financial institutions are approved as counter parties. The major part of these financial institutions has signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterparty is continuously monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counter parties with the largest concentration of risks was MSEK 1,216 and 826, respectively, at December 31, 2003. The Group's concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers. Trade receivables are subject to credit limit control and approval procedures in all subsidiaries. (See also Note 27 "Risk management and hedging activities" to the consolidated financial statements, filed as part of this Form 20-F).

Manufacturing cost

Changes in cost associated with various levels of operations including, but not limited to, effects of unplanned work stoppages, cost of labour, and the cost and availability of materials and energy could have a material adverse effect on SKF's business and results of operations. The primary raw material used by the Group is steel. SKF believes that adequate supplies of necessary raw materials are readily available for the Group's operations.

Environmental matters

As an industrial company, SKF is subject to numerous environmental laws and regulations governing, among other things, air emissions, waste water discharge and solid and hazardous waste disposal. SKF's manufacturing operations are designed to prevent environmental pollution. However, like other long-established industrial companies, SKF is involved in some remediation projects, resulting from historical activities. SKF has made its best estimate of environmental provisions for a number of locations and several superfund sites designated by the U.S. Environmental Protection Agency and U.S state agencies and the authorities in several other countries. A superfund site is an old landfill or plant site in the United States with soil or groundwater contamination, subject to a remediation programme according to federal law. Remediation funding is provided by those who contributed to the contamination. Although SKF believes that the ultimate resolution of these issues will not have a material impact on its financial position, it can give no assurance that it will not have a material adverse effect on its business and results of operations. In addition, stricter environmental laws and regulations, sometimes with retroactive effect, may lead to increased expenditures to comply with these laws and regulations. Furthermore, accidental environmental pollution may also expose the Group to substantial liability that could have a material adverse effect on SKF's result of operations.

Quality issues

Unanticipated claims including, but not limited to, claims or problems related to intellectual property, product warranty and product liability could have a material adverse effect on SKF's business and results of operations.

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

SKF has a history of innovation in bearing design. Since SKF was founded on the invention of the self-aligning ball bearing in 1907, almost all of the new types of bearings subsequently introduced in the market have been developed by SKF. SKF's products continue to be further developed through the addition of new variants and new designs. SKF innovations include the development of prototypes of existing bearings, formulas designed to calculate the life of a bearing and "units" (bearings combined with related components, ready for installation, such as hub-bearing units with integrated sensors). Each innovation has represented an improvement in life, operating temperature, weight, energy consumption or other related indicia of bearing performance.

Capital Expenditures

In 2003, SKF's capital expenditures for tangible assets amounted to MSEK 1,379 (MSEK 1,442 and MSEK 1,403) of which 75% was made in Europe (74% and 73%), 12% was made in North America (14% and 14%), 3% was made in Latin America (5% and 6%) and 10% was made in Asia and the Middle East and Africa (7% and 7%).

Of the Group's total capital expenditures during 2003, approximately MSEK 70 (76 and 43) was attributable to environmental investments, the aim of which is to improve both the external environment and the internal working conditions.

Capital expenditures for 2004 is expected to be on approximately the same level as 2003, measured in local currencies.

Strategy

Following the appointment of Tom Johnstone as President and CEO of AB SKF in April 2003, the SKF Group announced that its new target is to keep an operating margin level of 10% and, in addition, to increase sales by SEK 10 billion by year 2006. In order to achieve its target, SKF continues to implement its business strategy for long-term profitable growth. The aim is sustained profit despite fluctuations in market demand and currency impact. This is being achieved by improving the price quality, reducing capital employed and fixed costs, developing new products and solutions with higher added value and by growing profitably both organically and through acquisitions. An important instrument in the strategy is the STEP programme (see below) that focuses on driving the Group’s profitable growth.

Service. To develop and increase the service business by selling predictive and preventive maintenance, trouble-free operation, condition monitoring, reliability engineering and productivity improvements in process industries. To develop and market kits for the aftermarkets.

Trading. To further develop e-business. To buy complementary products to be able to offer customers complete solutions. To sell more of SKF’s expertise and skills with regard to logistics and technology, etc.

Electronics. To further integrate electronics and software competencies in bearing and sealing technology in order to develop customized solutions for demanding applications.

Partnership. To enter into partnerships with customers and other companies in order to gain competitive advantages by combining technological expertise and know-how and/or by creating joint manufacturing activities.

Acquisitions and divestments - three year review

SKF focuses on acquisitions of complementary products and services with good growth potential that will strengthen SKF’s position within current key customer segments. SKF also targets candidates for acquisition that will improve the Group's position within high-growth customer segments. SKF intends further expansion of the product and service offering to customers in the automotive and industrial aftermarkets. Specific acquisitions will also be made in order to expand the existing core-product areas of bearings and seals in geographical and technological areas with high growth potential.

The following major* acquisitions/divestments and joint-ventures were made in 2001:

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
  In line with the Group's strategy to further rationalize its component manufacturing, SKF and Timken, formed a company in Brazil, for the manufacturing of forged and turned steel rings to be used in roller bearings. SKF and Timken each own 50% of this company, which started operations during the second quarter of 2001.

The following major* acquisitions/divestments and joint-ventures were made in 2002:

  SKF acquired a majority of the shares (75 percent) in a British company that designs, manufactures and sells mainshaft and gearbox bearings for jet engines. With the acquisition of this company, now named Aeroengine Bearings UK, SKF became a leading supplier of bearings for aircraft engines and gearboxes to the aerospace industry in Europe. SKF was already a leading supplier in the United States in this field.

The following major* acquisitions/divestments and joint-ventures were made in 2003:

  BFW Coupling Services Ltd. in Canada, was acquired.
  SKF sold its component manufacturing operations in Veenendaal, the Netherlands, for MSEK 200 in cash, to US-based NN, Inc., which is listed on Nasdaq. SKF acquired 4.5% of the shares in NN, Inc. for MSEK 50 in cash at the same time that it sold its 23% holding in NN Euroball ApS ("Euroball") to NN, Inc. for MSEK 125 in cash. The acquisition of 4.5% of the shares of NN, Inc. was affected via a registration statement filed by NN, Inc. with the U.S. Securities and Exchange Commission. Euroball was the joint-venture created by SKF, NN, Inc. and FAG in 2000 for the production of steel balls in Europe.

In total, SKF paid MSEK 89 for acquired businesses in 2003 (559 and 293). No external financing has been required in year 2003, 2002 or 2001.

*) ). For a description of other acquisitions and divestitures, see "Item 4.B Business Overview - SKF Divisions."

4.B. BUSINESS OVERVIEW

Business - General Description

SKF delivers a wide range of products and services to a large number of customers in different branches of industry in many countries.

The customer offer is therefore tailored to meet the specific requirements and conditions that apply among the various customer groups.

Customers who manufacture large series of products such as vehicles, household and electrical motors have very specific and exacting requirements with regard to technology, quality, logistics, environment, safety and price. SKF develops and customizes products for these customers with the objective of improving the efficiency and competitiveness of the customers’ end product. This comparatively limited number of customers usually purchase large volumes within a limited range over a long period, e.g. during the entire life of a platform at a car producer. Deliveries go directly to the customers’ production lines from SKF’s factories, which have often been specially adapted for this type of production.

Customers who manufacture products and equipment for the process and manufacturing industry such as pumps, fans, compressors, motors, gearboxes, paper machines and printing presses make very high demands on SKF’s ability to develop and deliver products and solutions offering the highest possible performance and quality. This requires a thorough and wide knowledge of the customers’ markets, products and applications. SKF focuses on continuously developing new and better products and solutions for these customers to satisfy extremely demanding technical criteria.

SKF has enlarged its sphere of operations with regard to products, systems and services for the monitoring and maintenance of equipment, primarily within the process industry. The purpose is to provide solutions that optimise plant asset efficiency and maintenance. SKF Reliability Systems offers services such as mechanical services, preventive maintenance, condition monitoring and systems for decision support in the maintenance work.

The largest group of SKF customers, some two million, is composed of the industrial and vehicle aftermarket customers, whom SKF reaches both directly and via a network of distributors and dealers in some 15,000 locations.

One of the SKF distributor’s competitive advantages is availability, having the right product in the right place exactly when needed. Having the right stock profile to meet the specific customer’s needs is, therefore, also of vital importance and the complexity of the logistics is illustrated by the fact that two million customers have a choice of more than 50,000 variants of bearings, seals and kits. Among the essential tools needed to be able to develop and maintain an efficient distributor network are knowledge of the local market, efficient IT and logistic systems and support from SKF’s application engineers and specialists.

SKF’s vehicle aftermarket business has been based for many years on its "kit" concept. The idea is to offer garage mechanics a convenient solution to help speed up and facilitate repair work. By putting together kits with all the components needed for a change of wheel bearings, water pumps, timing belts, etc., it is possible for the mechanic to pick the right kit for a repair. The specific kit for the car model is listed both in a catalogue and a computer-based system. SKF today has more than 5,000 variants on the market.

In line with the strategy of increasing work on mechatronic solutions, a development programme is aimed at producing an advanced sensor-bearing unit for the electric drives market. The unit combines encoding, power and control electronics. This new development will allow motor designers to incorporate more functionality into much smaller systems for which there will be a use in many industrial and automotive applications.

Railway customers challenge bearing suppliers with exacting demands regarding higher speeds, shock loads, vibrations, contamination protection, improved lubrication and extreme temperature differences. In response to this, SKF has developed a new cage for one of its bearing designs that offers improvements in all these areas. The new cage was designed with the use of SKF proprietary software for dynamic simulations.

For the steelmaking industry, SKF has designed relubrication-free roll units. For customers, the new designs mean fewer unplanned stops, less maintenance, higher product quality, no cost for relubrication, and significant environmental benefits due to the elimination of the need to dispose of grease.

Markets

SKF operates in all its major markets through subsidiaries located in 21 European countries, the United States, Canada, 7 Latin American countries, 4 African countries, 12 Asian countries, Australia and New Zealand. Further SKF also operates through branch offices in a number of additional countries. SKF's sales companies and independent distributors generally promote the full range of SKF's products. Certain larger manufacturing subsidiaries are responsible for the production of specific product lines. As of December 31, 2003, approximately 88% of the SKF's labour force was located outside Sweden. For the year ended December 31, 2003, 95% of SKF's sales were outside Sweden.

SKF's net sales by geographical area were as follows (amounts in MSEK):

Geographical area	2003	2002	2001
North America	9,244	10,879	11,444
Europe	23,401	23,092	23,313
Asia / Pacific	5,912	5,701	5,592
Other Countries	2,820	2,758	3,021
TOTAL	41,377	42,430	43,370

SKF's net sales by Division were as follows (amounts in MSEK):

Division	2003	2002	2001
Industrial Division	9,714	9,742	9,966
Automotive Division	13,108	13,483	13,436
Service Division	13,111	13,501	13,971
Electrical Division	1,856	1,935	1,948
Aero and Steel Division	3,551	3,741	3,983
Other	37	28	66
TOTAL	41,377	42,430	43,370

Two individual countries have net sales above 10% of the net sales for the Group.

The net sales for those two countries were as follows (amounts in MSEK):

Country	2003	2002	2001
Germany	7,104	6,768	7,035
USA	8,296	9,997	10,461

Products and Services

In terms of sales, SKF is the leading supplier in the world of products, customer solutions and services in the rolling bearing business and a leading seals supplier. SKF also has an increasingly important position in the market for linear motion products, high precision bearings, spindles, spindle services for the machine tool industry, electrical actuators and actuation systems.

SKF also designs programs to improve plant efficiency, with the help of advanced technology and maintenance management.

The Bearing World Market

The size of the world bearing market has been defined by the global sales of rolling bearings. SKF estimates this market to be worth more than SEK 200 billion per year, excluding various types of mounted bearing units. The world bearing market normally grows in pace with growth in industrial production.

The West European market accounts for about 25% of the world bearing market, the North American market about 30% and Japan, the third largest market, for approximately 15%. Other markets that have a sizeable local production of bearings are China and Central and Eastern Europe. The largest, and also the fastest growing of the emerging markets, is China. It is a very fragmented market with many local manufacturers. SKF is today one of the leading bearing companies in China, but in recent years all the major international bearing companies have set up production in the country. The Chinese market today accounts for more than 10% of the total world market. China is expected to show significant growth over the next few years both as a market and as a global supply base.

The Central and East European markets, where SKF is the leading bearing company in the region, are also characterized by a large number of local manufacturers that service more than 50% of the market. Their total size accounts for only a few percentage points of the world market.

The rolling bearing market can also be divided according to the different types of bearings. Ball bearings, of various designs, account for more than half of the market while different roller bearings make up the balance. The most popular of the ball bearing types is the deep groove ball bearing that accounts for about one third of the total world bearing market. Other ball bearings are angular contact ball bearings, self-aligning ball bearings, thrust ball bearings and hub bearing units. The roller bearings are named according to the shape of the rollers. These can be cylindrical, spherical, tapered, or needle shaped. The largest of the roller bearing families is the tapered roller bearing with a share of less than 20% of the total world bearing market.

SKF is also a leading company within the polymer sealing market, and estimates the world market for various automotive, industrial and aerospace applications to be worth approximately SEK 60 billion per year. The West European and North American markets each account for about one third of this and the Asian market for about one quarter. With a market share of below 10%, SKF is, nevertheless, one of the major suppliers to the fragmented polymer sealing market. SKF has particularly strong positions in bearing seals and automotive seals. The German Freudenberg Group (including its partnerships with the Japanese company NOK) is the largest supplier on the world polymer sealing market, followed by the US-based company Parker Hannifin and the Swedish company Trelleborg PSS.

SKF Divisions

The SKF Group is divided into five divisions, each one focusing on specific customer groups worldwide.

  Industrial Division

The Industrial Division is responsible for sales to industrial OEM customers, and for the product development and production of a wide range of bearings (in particular spherical and cylindrical roller bearings, and angular contact ball bearings) and related products. The Division has specialized business areas for Railways, Linear Motion & Precision Technologies and Couplings.

During 2001 the Division launched a new Engineering Consultancy Business Unit, which offers advanced engineering support to customers. In the start-up phase, SKF focused on the segments of industrial gearboxes and the fast growing wind turbine industry.

The same year Gamfior S.p.A. in Italy, a leading manufacturer of high-precision motorized spindles and high-precision ball screws for machine tools, was added to the business area Linear Motion and Precision Technologies.

At the beginning of 2002, SKF acquired the Swiss Magnetic Group, a leading manufacturer of electromechanical actuators, motors, telescopic drives, control units and complete actuationsystems. The Twentieth Century Machine Co., a US manufacturer of ground ball screws, was acquired at the end of 2002.

During 2003 two companies were acquired; Scandrive Control AB, a Swedish manufacturer of integrated servo gears used in the printing industry and Rolling Stock Supply & Service Pty Ltd., a railway bearing service company in Australia.

Also in 2003, the closure of the Püttlingen factory was announced. Its activities will be consolidated with the rest of SKF’s manufacturing operations in Germany. It was also announced that the factory in Altoona would be closed and its activities merged with SKF’s other operations in North America. In May 2004 SKF signed a Memorandum of Understanding to acquire the German based company Willy Vogel AG, one of the world leaders in the field of lubrication systems. Vogel has annual sales of MSEK 1 000. The Vogel Group has two manufacturing units in Germany, one in France, one in the USA and one in Japan. Vogel has also sales operations in these countries as well as in Belgium, Hungary, Italy, the Netherlands and Spain. The total number of employees is 940.
Lubrication systems will be part of the Group's Industrial Division as a separate business unit. The acquisition is subject to the parties signing a definitive agreement and that necessary antitrust clearances are obtained.

  Automotive Division

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and for sales to the vehicle service market, and also for product development and the production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

During 2001 all the logistic and transport activities at the factory in Steyr, Austria, was outsourced to an external partner.

A new wheel hub unit developed for the evolving sport utility vehicle (SUV) market with integrated ABS sensors was launched during 2002 and, in the truck segment, SKF developed a maintenance-free universal joint bearing.

Additionally, during 2002 a joint development agreement on electronic parking brakes was signed.

During 2003 year, a plan was announced to close Chicago Rawhide’s Franklin facility in the United States and to outsource the stamping operations from the plant in Guadalajara, Mexico. Production from the Franklin plant will be transferred to other Chicago Rawhide facilities in North America.

The SKF Explorer taper roller bearing was launched during 2003. This higher capacity bearing allows the bearing /shaft arrangement to be downsized, saving considerable weight and space in the redesigning of gearboxes and transmissions.

The CR China Wuhu seals factory was inaugurated in November 2003.

  Electrical Division

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of all deep groove ball bearings and all bearing seals within the SKF Group. Of the Division’s total sales 70% are made through other Divisions.

During 2001 SKF sold its Italian-based production of sheet-metal components, such as cages and shields, to an Italian company specializing in sheet-metal pressing.

Serial production of the SKF industrial steering unit was started during 2002. The unit is a 'by-wire' device incorporating a sensor equipped deep groove ball bearing.

During 2002, a line for moulding, magnetizing, controlling and packing the seals was installed in Varese, Italy.

During 2002, SKF acquired a Bulgarian company producing deep groove ball bearings, now named SKF Bearing Bulgaria.

The construction of a new factory in China to produce deep groove ball bearings was completed during 2002 and manufacturing started at the beginning of 2003. The company, SKF Shanghai Bearing Company Ltd., is a joint-venture in which SKF owns 60%.

  Service Division

The Service Division is responsible for sales to the industrial aftermarket, mainly via a network of some 7 000 distributor locations. The Division also supports industrial customers with knowledge-based service solutions to optimise plant asset efficiency. The business area SKF Reliability Systems offers mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution both for the SKF Group and external customers.

Nåiden Teknik AB, a Swedish condition-monitoring company, was acquired in 2001. The company develops and markets customer-specific condition-monitoring hardware and software for applications in hydropower, steam and gas turbines, marine and railway applications.

In 2002, SKF Reliability Systems introduced the Industrial Decision Support System @ptitude™ which systematizes the reliability maintenance decision-making process for end-user customers.

Two companies were acquired during 2002; Delta Consult B.V., the Netherlands, and Erin Engineering and Research, Inc. in the United States.

In 2003, SKF inaugurated its first Reliability Maintenance Institute in the Middle East. Centrally located, the Dubai facility will support the Gulf countries’ developing industry base.

  Aero and Steel Division

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes, subsystems for fly-by-wire solutions and also for offering various services including the repair of bearings.

In 2001, MRC Bearings signed a five-year contract to supply main-shaft engine bearings to GE Aircraft Engines.

In spite of the difficult market environment during 2002, SKF Aerospace won important contracts to supply airframe components to both Airbus and Boeing – the two leading aircraft manufacturers in the world. For example, important business was secured for Airbus A380, the new aircraft programme.

A number of factors led to a significant drop in the amount of air traffic globally during the first half of 2003. The number of parked aircraft reached record levels early in the year. In comparison with 2002, fixed-wing aircraft production was lower, especially in North America. Jet engine production was also lower. Consequently, there was also a fall in demand for bearings and components for the aerospace industry.

During 2003 SKF, delivered its first batch of composite rods for the new Airbus A380. SKF also received additional orders for various components for the A380 programme, including new lightweight titanium bearings for landing gear and engine attachment applications, and prototype orders for main shaft and gearbox bearings involving the GE-PW Engine Alliance and the Rolls- Royce engines.

During 2003, a plant was set up at CR Aerospace to serve U.S. customers with rods and rod-end bearings. The rods are supplied by SARMA and the bearings by sub-suppliers. The purpose is to give Boeing and other North American customers better service.

In order to maintain competitiveness over the long-term in the aerospace and specialized bearings business, a restructuring plan was initiated for the Aeroengine group during 2003, including the closure of the Jamestown plant and a relocation of its manufacturing to other SKF plants in North America.

Ovako Steel is responsible for sales, product development and the production of special steels and steel components for the bearing industry and also for automotive and general engineering customers with demanding applications.

The Steel Division was negatively affected by the strong U.S. dollar as this influences the price of scrap, alloys, oil, LPG and other input materials. As a result of lower demand, the workforce was reduced by 7.6% during 2001.

Since the introduction of the cost-saving and environmentally compatible new grades of air-hardening steels many customers are now testing and evaluating these steels. The third variant of the new steel range was introduced in 2001.

The rolled ring production unit, Ovako Ajax Inc., based in South Carolina, United States, was sold during 2002.

The result for the Steel Division in 2003 was adversely affected by a sharp increase in the cost of raw materials – especially steel scrap – a weak demand for steel and a negative currency effect. Price increases and surcharges were implemented during the year in order to offset some of the steady increase in raw material prices.

During 2003 the external customer base was widened by additional business from bearing producers outside SKF and from certain customers within the automotive segment, e.g. producers of diesel injection systems.

A major restructuring programme to reduce costs was initiated during the third quarter of 2003. It included a cut in the workforce of some 165 employees.

Raw Materials

The raw material used by the Group primarily consists of steel. SKF believes that adequate supplies of necessary raw materials are readily available for the Group's operations through several different suppliers. The price of steel scrap, used in the production of steel, has increased considerably on the world market during 2003, mainly as an effect of increased demand for steel scrap from Chinese steel producers.

Environmental Regulation

SKF has a multi-site certificate ISO 14001, the international standard for environmental management. This certificate covers the Group’s manufacturing, logistics and technical facilities. The Group environmental certificate now includes 83 sites in 24 countries, and demonstrates SKF’s ambition to work to the highest standards in all the countries in which it operates. The SKF Group has environmental permits and consents for all operations in every country in which it has manufacturing facilities. The permits cover SKF’s production of bearings, steel and rolled bars.

The environmental impact of the Group’s operations is mainly in the areas of waste disposal, emissions to air and water, and noise. All impacts are controlled to ensure compliance with national and local regulations.

SKF's manufacturing operations are designed to prevent environmental pollution. However, like other long established industrial companies, SKF is involved in some remediation projects, resulting from historical activities. Many SKF factories have disposed of various wastes at approved landfills. Because of stricter laws and regulations - some with retroactive effect - concerning landfill disposal, a few SKF companies are currently involved in the clean-up of old landfills, most of which have not been used for many years. The majority of these cases concern so-called Superfund sites in the United States. In most of these cases SKF USA was one of many companies contributing to the waste disposal at the landfill in the past, and, in general, SKF's share is very low - a few percent or less. The total estimated cost for SKF, including remediation at a few plant sites, is not significant, and appropriate provisions have been made in the consolidated financial statements.

Legal Proceedings

On March 31, 1988, Torrington, a bearing manufacturer based in the United States, filed a petition with the Department of Commerce ("DOC") and the United States International Trade Commission ("ITC") requesting the imposition of antidumping duties on certain types of bearings imported and sold in the United States from Germany, the United Kingdom, France, Italy, Sweden, Japan, Thailand, Singapore and Romania. Bearings manufactured by SKF were subject to the petition. In May 1989, the DOC claimed that bearings manufactured by SKF and other manufacturers under investigation were being sold in the United States at less than fair value, i.e. below the cost of production or the price at which the goods were sold in the country of manufacture, after adjustment for certain factors. The ITC also decided in May 1989 that domestic manufacturers had suffered material injury as a result of such pricing policies. As a result, SKF and the other manufacturers under investigation were required to pay antidumping duties to the United States Department of Treasury. These payments are equal to the difference between the prices each manufacturer charges for its goods in the United States and the prices that each manufacturer charges in the various countries of manufacture, after adjustment for certain factors. SKF expects that there will generally be an additional net payout for each period starting from May 1, 1993, averaging US$ 1 million per review period. Each review period lasts from May 1 to April 30 the following year. All expected payouts have been accrued for in the consolidated financial statements. SKF expects these review periods to continue for the foreseeable future, but with the limitation described in the next paragraph.

On June 28, 2000, the ITC forwarded to the DOC its final determination in the sunset review of the various bearing antidumping duty orders. The DOC then revoked these orders, for entries on or after January 1, 2000. The revoked orders for SKF were: ball bearings from Sweden, cylindrical roller bearings from Germany and spherical plain bearings from Germany. For SKF, these represented half of the dumping volume and half of the antidumping duty in SKF's latest review. The ITC decision regarding cylindrical roller bearings has been appealed by Torrington, which is now owned by SKF's largest competitor in North America. The result of this appeal is expected at any time.

The Company believes that, except as described above, there are no material proceedings pending, to which any member of the Group is a party or of which any of its property is subject. However, the Group is involved with litigation that is incidental to the Group's business.

4.C. ORGANIZATIONAL STRUCTURE

AB SKF is the parent company of the SKF Group.

The following operating subsidiaries have assets that exceed 10% of SKF's consolidated total assets or contribute more than 10% to the Group's income from continuing operations.

Company	Country	Holding (%)
SKF USA Inc.	USA	99.8
SKF GmbH	Germany	100.0
SKF Industrie S.p.A	Italy	100.0
SKF Sverige AB	Sweden	100.0

4.D. PROPERTY, PLANT AND EQUIPMENT

The location of SKF's production sites as of December 31, 2003, and the principal products produced at such sites are listed below.

Country	Location	Principal Products	No. of factories
Argentina	Tortuguitas	Bearings	1
Austria	Steyr	Bearings	1
Brazil	Cajamar	Bearings;	1
	Cajamar	Forged and turned steel rings	1
Bulgaria	Sopot	Bearings	1
	Kalofer	Bearings	1
	Karnare	Bearings	1
	Bogdan	Bearings	1
Canada	Calgary	Bearings	1
China	Beijing *	Bearings	1
	Shanghai*	Bearings	2
	Dalian *	Bearings	1
	Wuhu *	Seals	1
France	Saint-Cyr-sur-Loire	Bearings	1
	Fontenay-le-Comte	Bearings	1
	Thomery**	Bearings	1
	Avallon	Bearings	1
	Saint-Vallier-sur-Rhone	Airframe components	1
	Lons-le-Saunier	Airframe components	1
	Chambery	Ball and roller screws	1
	Beaufort-sur-Doron	Ball screws	1
	Carignan	Steel rings	1
Germany	Schweinfurt	Bearings; ball bushings; machine tool products; linear motion	3
	Maulburg	Linear motion	1
	Mühlheim	Bearings	1
	Lüchow	Bearings	1
	Püttlingen **	Bearings	1
	Meckesheim	Rail guides	1
	Leverkusen-Opladen	Seals	1
India	Pune	Bearings	1
	Bangalore	Bearings, seals	2
Indonesia	Jakarta	Bearings	1
Italy	Villar Perosa	Bearings	2
	Villar Perosa	Forged rings	1
	Airasca	Bearings	1
	Massa	Bearings	1
	Cassino	Bearings	1
	Bari	Bearings	1
	Varese	Seals/industrial rubber components	1
	Villanova d'Asti	Seals/industrial rubber components	1
	Turin	Spindles and ball screws	1
Korea	Taegu	Bearings	1
	Dallsung-gun*	Seals	1
Malaysia	Nilai	Bearings	1
Mexico	Puebla	Bearings	1
	Guadalajara	Seals	1
Poland	Poznan	Bearings	1
South Africa	Uitenhage	Bearings	1
Spain	Tudela	Bearings	1
Sweden	Göteborg	Bearings, actuators	3
	Katrineholm	Housings, nuts	1
	Landskrona	Seals	1
	Hofors	Steel, tubes. rings, couplings	1
	Hällefors	Bars	1
	Karlskoga	Heat treatment of bars and tubes	1
	Västerås	Servo gears	1
Switzerland	Liestal	Linear motion	1
Ukraine	Lutsk	Bearings	1
UK	Sundon	Bearings	1
	Clevedon	Airframe components	1
	Oldham	Radial fit bolts, hydraulic propeller nuts	1
	Stonehouse	Bearings	1
USA	Altoona, PA **	Bearings	1
	Hanover, PA	Bearings	1
	Glasgow, KY	Bearings	1
	Gainesville, GA	Bearings	1
	Jamestown,NY**	Bearings	1
	Falconer, NY	Bearings	1
	Colebrook, CT	Bearings	1
	Bethlehem, PA	Seals	1
	Elgin, IL	Seals	1
	Hobart, OK	Seals	1
	Seneca, KS	Seals	1
	Springfield, SD	Seals	1
	Franklin, NC **	Seals	1
	San Diego, CA	Measuring equipment	1
	Aiken, SC	Bearings	1
	Grafton, WI	Spindles	1
	Armada, MI	Ball-screws	1

* Joint-venture with SKF holding a majority interest and/or management responsibility.
** An announcement has been made that these sites will be closed during 2004.

Other facilities
SKF has a major distribution centre in Tongeren, Belgium, serving Europe, the Middle East and Africa and Latin America. The distribution centre at Crossville, Tennessee, United States, serving North America, is run by CoLinx, LLC, an e-business company in the United States owned 25% by SKF. SKF also has a distribution centre in Singapore serving the Asia Pacific region and a distribution centre in Hebron, Kentucky, serving the seal and vehicle replacement markets in North America.

The SKF Group has a central research and development centre in Nieuwegein in The Netherlands and a central research and development centre in Göteborg, Sweden for process development. The Group has many technical centres throughout the world.

SKF believes that its sites are generally sufficiently modern and adequate for the purposes for which they are used.

As of December 31, 2003, total assets of MSEK 178 were pledged as collateral for outstanding indebtedness. These assets include real estate with a value of approximately MSEK 88. For a further description, see Note 23 to the consolidated financial statements filed as part of this Form 20-F. The net book value of all property, plant and equipment on that date was MSEK 11,138 and included aggregate net revaluations of MSEK 211.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements included in this Form 20-F.

The Group's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note 1 to the consolidated financial statements describes Swedish GAAP and Note 29 to the consolidated financial statements summarizes the effect that the application of U.S. GAAP would have on the Group's 2003, 2002 and 2001 consolidated net profit, and shareholders' equity.

Critical Accounting Policies
The preparation of SKF's consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a description of some accounting areas that require a higher degree of judgement, estimates and complexity. If there is a difference between Swedish and U.S GAAP that difference is also described.

  Valuation of impairment of tangible and intangible assets

SKF recognizes tangible and intangible assets at historical cost and depreciates these assets on a straight-line basis over their estimated useful lives. Tangible and intangible assets are accounted for in accordance with Swedish GAAP, which in certain areas differs from U.S.GAAP. Please see Note 29 item 2, "Revaluation of tangible assets," and item 3, "Capitalization of interest cost," to the consolidated financial statements filed as part of this Form 20-F for a description of those differences.

SKF tests tangible and intangible assets for impairment at each balance sheet date to assess the accuracy of the book value of these assets in the consolidated financial statements. External and internal factors together with management's assessment of these factors at a certain point in time are taken into account in the process of impairment testing. If the carrying amount of an asset exceeds its recoverable amount an impairment loss is recognized. Such loss affects net profit.

  Valuation of goodwill

SKF recognizes goodwill when the cost of acquiring the company is higher than the shareholders' equity. Goodwill is accounted for in accordance with Swedish GAAP, which in certain areas differs from U.S. GAAP. Please see Note 29 item 13, "Goodwill and other intangible assets," to the consolidated financial statements filed as part of this Form 20-F, for a description of those differences.

Goodwill is amortized on a straight-line basis over the useful life of the business purchased, normally ten years but for certain strategic acquisitions the amortization period is extended to 20 years. Impairment tests of goodwill are made on an annual basis unless a change in circumstances warrants an impairment test to be made. If the carrying amount of goodwill exceeds its recoverable amount an impairment loss is recognized.

  Post-employment benefits

The post-employment liabilities and assets SKF has arise from defined benefit obligations. The Group’s benefit plans are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the generalpurpose assets of the company sponsoring the plan. The related liability recorded on the balance sheet represents the present value of the defined benefit obligation. Under externally funded defined benefit plans, the assets of the plans to pay the benefits are held separately from those of the Group in independently administered funds. The related balance sheet liability or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation.

SKF sponsors defined benefit pension plans, in several countries, principally in the United States, Germany, United Kingdom and Sweden. Further, SKF sponsors post-retirement health care plans and retirement and termination indemnities in the United States, that provide health care and life insurance benefits for eligible retired employees.

Post-employment benefit obligations and the related current service cost are determined using the projected unit credit method. External actuarial experts are used for these valuations. Please see Note 15 "Provisions for post-employment benefits" and Note 29 item 9, "Provisions for post-employment benefits and for pensions and post-retirement benefits" to the consolidated financial statements filed as part of this Form 20-F.

  Recognition of restructuring provisions

SKF recognizes provisions for restructuring activities in accordance with Swedish GAAP, which in certain areas differs from U.S. GAAP. Please see Note 1, "Provisions" and Note 29 item 5, "Provisions for restructuring, termination benefits and impairment of tangible assets," to the consolidated financial statements filed as part of this Form 20-F for a description of those differences.

For such provisions for restructuring activities, detailed documentation is maintained and updated on a regular basis to ensure that these provisions are properly supported. If management determines that there is a change in the estimate, the accruals are adjusted to reflect this change in assumption, which affects net profit.

  Recognition of environmental provisions

SKF recognizes environmental provisions when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

For such environmental provisions detailed documentation is maintained and updated on a regular basis to ensure that the provisions are properly stated. If there are changes in the estimates, the accruals are adjusted to reflect this change, which affects net profit.

For a full presentation of all accounting principles, please see Note 1 and Note 29 to the consolidated financial statements filed as part of this Form 20-F.

New accounting principles adopted in 2003 for Swedish GAAP

Effective in 2003 the Group adopted the following recommendations, issued by the Swedish Financial Accounting Standard Council Board:

- "Presentation of financial statements" (RR 22)
- "Investment property" (RR 24)
- "Segment reporting" (RR 25)
- "Events after balance the sheet date" (RR 26)
- "Financial Instruments: disclosure and presentation" (RR 27)
- "Accounting for government grants" (RR 28)
- "Employee benefits" (RR 29)
- "Classification of multi-employer plan Alecta" (URA 42)

The adoption of "Presentation of financial statements" mainly resulted in a new statement of changes in shareholders' equity. Applying "Segment reporting" the SKF Group defined its divisions as its primary segments. Segment/Division information in 2002 and 2001 has as a consequence of the new principle been restated to include all operational assets and liabilities. The adoption of "Financial Instruments: disclosure and presentation" mainly affected the disclosures of fair values of financial assets and liabilities (see Note 27). The Group implemented "Employee benefits", resulting in a one-time charge against shareholders' equity of MSEK 1,447 (net post-employment provision of MSEK 2,290 less deferred tax effect of MSEK 843), in accordance with "Accounting for Changes in Accounting Principles" (RR 5). URA 42 required the Group's participation in Alecta via premiums to be accounted for as a defined benefit plan. However, the Group was unable to apply this due to the unavailability of information from Alecta. As a consequence, Alecta was accounted for as a defined contribution plan (see Note 16). "Events after balance sheet date" resulted in a new note covering this area (see Note 31). RR 24 and RR 28 have not affected the accounting or disclosures of the Group.

International Financial Reporting Standards

Effective January 1, 2005, all listed European Union companies are required to present their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The transition year for the SKF Group will be 2003, which means that the financial information for 2003 and 2004 will be restated from Swedish GAAP to IFRS in the Group published reports for 2005.

An SKF IFRS project was initiated in 2002 to preliminarily identify the significant differences between Swedish GAAP and IFRS. An in-depth investigation was made and followed by the development of actions plans in 2003. These activities will continue into 2004. Uncertainties remain, because the International Accounting Standards Board (IASB) has not yet finalized several projects that could have a significant impact on the accounting and disclosure rules in certain areas.

The Group has a process in place both to resolve differences relating to IFRS in force and monitor ongoing and potential future changes based on the standard setting work carried out by IASB. This process includes discussions on issues with external IFRS experts and identifying solutions to handle the differences in the appropriate way. In 2004, all IFRS adjustments will be identified and the process of calculating the IFRS adjustments per month will commence, resulting in restated financial statements for 2003 and 2004 finalised during the first quarter of 2005. Disclosures will be presented about the impact of the transition in the interim report for the first quarter of 2005.

Major disclosure differences based on the current IFRS status relate to the following areas: judgements, assumptions, risks and information regarding acquisition of companies. Major accounting differences based on the current IFRS status relate to the following areas:

• Intangible assets – Goodwill amortization will no longer be allowed;

• Share-based payment – The fair value of awards is recognized in equity at the grant date and expensed during the vesting period;

• Financial instruments – In general, to be reported at fair value and depending on classification, to be taken either through the income statement or directly to shareholders’ equity;

• Cash and cash equivalents – must be strictly interpreted as less than three months instruments from purchase date and should not be based on intent or liquidity.

New accounting principles adopted in 2003 for U.S. GAAP

In June 2001, the Financial Accounting Standards Board ("FASB") issued "Accounting for the Asset Retirement Obligations" (SFAS 143). Under SFAS 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS 143 applies to legal obligations and not to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. The adoption of SFAS 143 on January 1, 2003 did not have a material effect on the Group’s consolidated financial position or results of operations.

In June 2002, the FASB issued "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002. The adoption of SFAS 146 for exit and disposal activities initiated during the year ended December 31, 2003 resulted in the Group adding back restructuring expenses qualifying for Swedish GAAP but not for U.S. GAAP in the amount of MSEK 346 pretax (217 after tax).

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 during the year ended December 31, 2003 did not have a material effect on the Group’s consolidated financial position or results of operations.

In April 2003, FASB issued "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003. The Group adopted the provisions of SFAS 149 in 2003 and such adoption did not have a material impact on its consolidated financial statements.

In May 2003, FASB issued "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify certain instruments as liabilities. SFAS 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. The Group adopted the effective provisions of SFAS 150 during 2003 and such adoption did not have an impact on its consolidated financial statements.

New accounting principles to be adopted in 2004 for U.S. GAAP

In January 2003, the FASB issued "Consolidation of Variable Interest Entities" (FIN 46). FIN 46, as revised, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year beginning after June 15, 2003. The adoption of the applicable provisions of FIN 46 during the year ended December 31, 2003 did not have a material impact on the Group. The Group is still evaluating the potential impact, of the remaining provisions of FIN 46, as revised, that are applicable for 2004.

In November 2002, the EITF reached a consensus on Issue 00-21 "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. The Group is currently evaluating the impact of this new guidance and the ultimate impact on the Group’s financial statements, if any, cannot presently be determined.

Currency exposure

Fluctuations in exchange rates between the Swedish krona and other currencies can significantly affect the Group's financial results. During 2003, approximately 95% of Group net sales were generated in currencies other than the Swedish krona. All assets and liabilities are translated into Swedish krona at the period-end exchange rate, whereas income and expense items are translated at average exchange rates for the period. See Note 1 to the consolidated financial statements filed as part of this Form 20-F. The Group regularly enters into certain off-balance sheet activities such as forward foreign currency contracts, foreign currency swaps and foreign currency options designed to hedge against the impact of currency fluctuations.

Compared with the year 2002, exchange rates for the full year 2003, including effects from translation and transaction flows, had a negative effect on SKF's profits before taxes of an estimated MSEK 790.

Compared with the year 2001, exchange rates for the full year 2002, including effects from translation and transaction flows, had a negative effect on SKF's profits before taxes of an estimated MSEK 75.

See also Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" for details about the Group's financial risks and policies to monitor these risks.

European Monetary Union

As of December 31, 2003, all 15 member countries of the European Union are also members of the European Monetary Union except Denmark, UK and Sweden that do not participate in the currency union. There are thus 12 member countries using the Euro. SKF operates extensively in these 12 Euro countries and particularly in Germany, France and Italy. In 2003, the Euro countries accounted for approximately 42% of the Group’s net sales.

Sweden is a member of the European Union and the European Monetary Union but has decided not to join the Currency Union for the time being. A referendum about membership in the Currency Union was held in Sweden during September 2003. The introduction of a single currency in Europe has not brought about any change in the Group’s strategic direction. SKF has treated Europe as a single market for a number of years. The SKF companies operating in the Euro-zone gradually converted from local currencies to the Euro in 2001. The migration from local currencies to the Euro was completed before January 1, 2002.

Results of Consolidated Operations - 2001-2003

  Sales

Sales in 2003 amounted to MSEK 41,377 (42,430). The 2.5% decrease in net sales compared to 2002 was attributable to structure by 0.3%, to exchange rate effects by -7.7%, to price and mix by 0.7%, and to volume by 4.2%. Mix refers to volume shifts between various customer segments and products with different price levels.

Sales in 2002 amounted to MSEK 42,430 (43,370). The 2.2% decrease in net sales compared to 2001 was attributable to structure by 1.6%, to exchange rate effects by -5.2%, to price and mix by 1.5%, and to volume by -0.1%.

  Operating Profit

The operating profit in 2003 amounted to MSEK 3,299 (4,022 and 3,634). A restructuring expense of MSEK 282 and impairment of MSEK 205 were charged to the fourth quarter and affected cost of goods sold by MSEK 421 and selling and administrative expenses by MSEK 66, relating mainly to the closure of the factories in Franklin in the United States (Automotive Division), Thomery in France (Electrical Division) and the restructuring of Ovako Steel.

The operating margin for 2003 amounted to 8.0% (9.5% and 8.4%).

Cost of goods sold, selling and administrative expenses amounted to MSEK 38,197. The costs were divided into 57% purchased goods and services 38% salaries, wages and social charges and 5% depreciation, amortization and impairment.

Other operating income and other operating expenses include items such as exchange gains and losses arising on operating assets and liabilities, gains and losses on sales of non-production related capital assets, gains and losses on sales or closures of companies and operations and rental revenues.

The exchange gains and losses, net, 2003 amounted to MSEK -42 (-63 and 44). In addition, in 2003 other operating income included a gain on sale of the associated company NN Euroball ApS and gains on sales of real estate. In 2002 and 2001, other operating income included gains on sales of real estate and businesses. In 2001, other operating expenses included expenses for the closedown of businesses.

The profit from Associated Companies included the Group’s share of profit in these companies, mainly Momentum Industrial Maintenance Supply AB, NN Euroball ApS, which was sold in May 2003 and Endorsia.com International AB.

  Profit before taxes

Profit before taxes in 2003 amounted to MSEK 2,793 (3,542 and 3,120). Restructuring expenses and impairments amounted to MSEK 737. Compared to year 2002, exchange rates for the full year 2003, including translation effects and flows from transactions had a negative effect on profit before taxes of approximately MSEK 790.

The financial income and expense, net, amounted to MSEK -506 (-480 and -514) and was positively affected by decreased borrowings and lower interest rates. Post-employment benefits have affected the financial net negatively by MSEK 51. The exchange gains and losses, net, amounted to MSEK -3 and included a positive effect of MSEK183 from hedging activities.

  Profit after taxes

Profit after taxes in 2003 amounted to MSEK 2,095 (2,487 and 2,211). The actual tax rate in 2003 was 25% (30% and 29%). The lower tax rate in 2003 was mainly a result of a net change in the valuation allowance for deferred tax assets. This was caused by changes in the possibility to use deferred tax loss carry forwards in future.

  Dividends

On April 25, 2003, a dividend, for year 2002, of 8.00 Swedish kronor (6.00 and 5.25) per share was paid to the shareholders. With respect to 2003, the Board of Directors and the President recommended that a dividend of 10.00 Swedish kronor per share be paid to shareholders. This was approved by the shareholders at the Annual General Meeting on April 20, 2004. The dividend for 2003 was payable to all shareholders on the VPC AB's public share register as of April 23, 2004 and was paid on April 28, 2004.

  Diluted earnings per share

The SKF Stock Option Program, which was introduced in year 2000, is based on existing SKF B-shares. Citibank administers the exercise of the options by purchasing existing SKF B-shares on the market for the option holder. The costs for the Group (difference between the price of the share on exercise day and the exercise price) will be wholly or partially offset as the share swap agreements entered into with banks for hedging purposes will be closed. Based on the price of the SKF B-share of SEK 278 at December 31, 2003, the unrealised costs for all outstanding options amounted to MSEK 82. This amount was primarily offset by an unrealised gain of MSEK 81 in the share swap agreements to be exercised when the options are utilized for acquiring shares. In view of the circumstances and the actions taken, management believes that the outstanding option program had no effect on the result in 2003. For a full description of the option program and share swap agreements please refer to Note 25 and 27 in the consolidated financial statement.

Results of Operations by Division

The following financial information by division is based on SKF's management reporting, which in certain areas differs from the reported Group figures and is based on the Group's division structure in effect during 2003. Previously published amounts by division have been restated to conform to the Group structure in existence during 2003.

The 2003 restructuring impacted the operating margin and operating results for each of SKF's Divisions. For more information regarding the restructuring, see "Item 5.A Operating Results - Operating Profit."

Division overview for the years ended December 31, 2003, 2002 and 2001.

The following table provides information regarding the results of SKF's divisions for 2003, 2002* and 2001* (Amounts in MSEK):

Industrial Division	2003	2002	2001
Net sales	9,714	9,742	9,966
Sales including intra-Group sales	15,343	15,650	15,979
Operating result	1,434	1,625	1,665
Operating margin %	9.3	10.4	10.4

Automotive Division
Net sales	13,108	13,483	13,436
Sales including intra-Group sales	14,535	14,930	15,018
Operating result	434	523	407
Operating margin %	3.0	3.5	2.7

Electrical Division
Net sales	1,856	1,935	1,948
Sales including intra-Group sales	6,486	6,708	6,997
Operating result	215	419	303
Operating margin %	3.3	6.2	4.3

Service Division
Net sales	13,111	13,501	13,971
Sales including intra-Group sales	14,643	15,040	15,554
Operating result	1,420	1,418	1,298
Operating margin %	9.7	9.4	8.3

Aero and Steel Division
Net sales	3,551	3,741	3,983
Sales including intra-Group sales	6,016	6,321	6,629
Operating result	-167	213	206
Operating margin %	-2.8	3.4	3.1

* Previously published amounts have been restated to conform to the current Group structure in 2003.

Results for 2003 compared to 2002

  Industrial Division

Net sales in 2003 amounted to MSEK 9,714 (9,742). Sales including intra-Group sales were MSEK 15,343 (15,650) Sales in Europe were unchanged in 2003. Sales in North America developed well throughout the year and in Asia sales were significantly higher than in 2002, measured in local currency.

The operating result was MSEK 1,434 (1,625) with an operating margin of 9.3% (10.4%). The operating result includes expenses for restructuring and impairments of MSEK 48.

  Automotive Division

Net sales 2003 amounted to MSEK 13,108 (13,483). Sales including intra-Group sales were MSEK 14,535 (14,930). Sales in Europe to the car and light truck industry were higher in 2003 compared to the figure for 2002, measured in local currencies. Sales in North America were higher than the year before. This development came in spite of a decline in the market, both in North America and Europe. SKF’s increase was due to a gain of market share and greater sales of higher value products. In Asia, and particularly in China, sales developed strongly owing to the rapid growth of these key markets. Higher sales were recorded in Europe for the heavy truck market, whereas sales in North America were significantly lower in 2003 compared to the figure for 2002. Global sales to the vehicle service market were higher than in 2002.

The operating result was MSEK 434 (523) with an operating margin of 3.0% (3.5%). The operating result includes expenses for restructuring and impairments of MSEK 74.

  Electrical Division

Net sales in 2003 amounted to MSEK 1,856 (1,935). Sales including intra-Group sales were MSEK 6,486 (6,708) Sales, measured in local currencies, were stable in Europe in 2003 compared to 2002, the decrease in vehicle electrical systems and two-wheelers being offset by the increase in the production of household appliances. Sales in Asia were higher than in 2002.

The operating result was MSEK 215 (419) with an operating margin of 3.3% (6.2%). The operating result includes expenses for restructuring and impairments of MSEK 134.

  Service Division

Net sales in 2003 amounted to MSEK 13,111 (13,501). Sales, including intra-Group sales, were MSEK 14,643 (15,040).

Sales in Europe, measured in local currencies, were flat compared with the figure for 2002, with Western Europe remaining weak, while Eastern Europe experienced good volume growth. Sales in North America were lower compared with last year. Sales both in Asia and Latin America were significantly higher.

The operating result was MSEK 1,420 (1,418) with an operating margin of 9.7% (9.4%). The operating result includes expenses for restructuring and impairments of MSEK 45.

  Aero and Steel Division

Net sales in 2003 amounted to MSEK 3,551 (3,741). Sales, including intra-Group sales, were MSEK 6,016 (6,321). With regards to SKF Aerospace, significant reductions in global air traffic in the first half of 2003 led to a drop in fixed-wing aircraft production (especially in North America) and a decrease in jet engine production. Consequently, there was also a fall in demand for bearings and components. Sales for Ovako Steel increased due to additional business from bearings producers and from certain customers within the automotive segment, e.g. producers of diesel injection systems.

The operating result was MSEK -167 (213) with an operating margin of -2.8% (3.4%). The operating result includes expenses for restructuring and impairments of MSEK 242.

SKF Aerospace’s operating margin decreased due to lower demand for bearings and components for the aerospace industry as a consequence of factors described in section above. Ovako Steel’s operating margin decreased due to a sharp rise in the cost of raw materials (primarily steel scrap), a weak demand for steel and a negative currency effect.

Results for 2002 compared to 2001

  Industrial Division

Net sales in 2002 amounted to MSEK 9,742 (9,966). Sales, including intra-Group sales, were MSEK 15,650 (15,979).

Sales in Europe, which began to increase during the second half of 2002, ended slightly higher than in 2001. Despite the positive trend in 2002, sales in North America were somewhat lower compared with the 2001 figure. Sales in Asia remained flat.

The operating result was MSEK 1,625 (1,665) with an operating margin of 10.4% (10.4%).

  Automotive Division

Net sales in 2002 amounted to MSEK 13,483 (13,436). Sales, including intra-Group sales, were MSEK 14,930 (15,018).

Although there was improvement during the course of the year, reflecting the new contracts SKF has gained in recent years, sales to the car and light truck industry in Europe remained on the same level as in 2001. Sales in North America, however, were significantly higher than in 2001. Slightly lower sales were recorded in Europe for the heavy truck market, whereas sales in North America were somewhat stronger in 2002 than in 2001. Sales to the Vehicle Service Market were significantly higher than in 2001. The growth was strong in Europe. Sales in North America were relatively unchanged, but weakened as the year progressed.

The operating result was MSEK 523 (407) with an operating margin of 3.5% (2.7%).

  Electrical Division

Net sales in 2002 amounted to MSEK 1,935 (1,948). Sales, including intra-Group sales, were MSEK 6,708 (6,997).

Net sales in Europe were somewhat lower in 2002 than in 2001 but a gradual recovery took place during the year. Sales in Asia had a substantial increase in volume.

The operating result was MSEK 419 (303) with an operating margin of 6.2% (4.3%). The operating result improved due to new contracts and good productivity development.

  Service Division

Net sales in 2002 amounted to MSEK 13,501 (13,971). Sales, including intra-Group sales, were MSEK 15,040 (15,554).

Overall sales in Europe were relatively flat compared with 2001. Sales in North America, however, were slightly lower than in 2001. Sales in Asia were significantly higher than in the previous year.

The operating result was MSEK 1,418 (1,298), with an operating margin of 9.4% (8.3%).

  Aero and Steel Division

Net sales in 2002 amounted to MSEK 3,741 (3,983). Sales, including intra-Group sales, were SEK 6,321 (6,629).

The operating result was MSEK 213 (206) with an operating margin of 3.4% (3.1%).

5.B. LIQUIDITY AND CAPITAL RESOURCES

Over the last few years, a comprehensive programme has been carried out to restructure under-performing activities and to improve the cost structure and operating margin. The importance of the efficient use of capital and a positive cash flow has been focused in the organisation.

Cash flow

The target is to continuously generate a free cash flow at a level equal to net profit. Since 1999, this has resulted in a cumulative cash flow after investment before financing of MSEK 14,365, substantially larger than the net profit for the same period. This has enabled the Group to go from a net debt position (short-term financial assets minus loans) of MSEK 4,000 in December 1999 to a net cash position of MSEK 4,724 in December 2003.

Financial objectives

SKF’s overall financial objective is to create value for its shareholders. Over time, the return on the shareholders’ investment in SKF should exceed the risk-free interest rate by some five percentage points. This is the basis for SKF’s financial objectives and SKF’s financial performance management model.

Financial targets

A target was set in April 2003: to keep an operating margin level of 10% and, in addition, to increase sales by SEK 10 billion by year 2006. There is also a target of a return on capital employed of 18%. The financial targets are cascaded down to the Divisions and business units through SKF’s financial performance management model.

Financial performance management model

SKF’s financial performance management model is a simplified, economic value-added model. This model, called TVA (Total Value Added), promotes improved margins, capital reduction and profitable growth. TVA is the operating result, less the pre-tax cost of capital in the currency in which the business is conducted. The TVA result development for the Group correlates well with the trend of the share price over a longer period of time. The SKF Group’s variable salary and option programmes are based on this model.

Financial position

At December 31, 2003, SKF’s equity to assets ratio was 43.1%. This is above the average objective of 35% for this ratio. SKF has also set the target that its gearing, interest bearing liabilities in relation to capital employed, should be below 50%.

New dividend policy

The Board of AB SKF has decided to change the dividend policy. The Board of Directors’ view is that the dividend should amount to approximately one half of SKF’s average net profit calculated over a business cycle. In the previous policy, the dividend amounted to one third.

Funding of pension obligations

The Board has decided to establish pension foundations to fund approximately MSEK 3,000 of the pension obligations in Germany and Sweden, which are included in the total provisions for post-employment benefits of MSEK 7,885. This would mean that the financial assets used for this purpose would be netted against the corresponding provisions for post-employment benefits in the balance sheet. Funded obligations normally mean some cost-savings and would have a slightly positive effect on SKF’s profitability and key ratios.

Financing

SKF’s policy is that the financing of the Group’s operations should be long-term. The objective is that the loans required to finance anticipated needs should have maturities exceeding three years. As of December 31, 2003, the average maturity of SKF’s loans was just over three years. Group policy states that, in addition to current loan financing, SKF should have a payment capacity in the form of available liquidity and/or long-term credit facilities amounting to approximately MUSD 400. On December 31, 2003, the Parent Company had long-term loan commitments totalling MUSD 300 from nine banks. The Group has been assigned an A minus (A-) rating for long-term credits by Standard and Poor’s and an A3 rating by Moody’s Investors Service, both with stable outlook.

Consolidated statements of cash flow

  Cash flow from operations

Cash flow from operations amounted to MSEK 3,330 (4,340 and 5,743). A continued good operating profit, which in 2003 amounted to MSEK 3,299 (4,022 and 3,634), contributed to the strong cash flow.

  Cash flow from investing activities

The target is to continuously generate cash flow after investments before financing to a level equal to net profit. The Group’s capital expenditures for tangible assets amounted to MSEK 1,379 (1,442 and 1,403). Of the Group's total additions to tangible assets approximately MSEK 70 (76 and 43) were invested in measures to improve the environment, both internally and externally. In 2003, the Group paid MSEK 89 (559 and 293) to acquire businesses, primarily:

• BFW Coupling Services Ltd., Canada, a world leading company in line-boring;

• Scandrive Control AB, a leading Swedish manufacturer of integrated servo-gears for the printing industry. Scandrive manufactures compact integrated actuation units incorporating a servo-gear technology;

• Rolling Stock Supply & Service Pty Ltd., one of the leading railway bearing service companies in Australia. The company is a major supplier of new and reconditioned wheel set bearings and axle-boxes for railway rolling stock on the Australian, New Zealand and Asian markets.

The above businesses were included in the Group's consolidated financial statements in 2003 from the date of acquisition. Sales of businesses related to the Group’s component manufacturing operations in Veenendaal, The Netherlands, and the holdings in NN Euroball Aps. NN Euroball Aps was a joint-venture created by the SKF Group, NN, Inc. and FAG in 2000 for the production of steel balls in Europe.

  Cash flow from financing activities

Loans were amortised by MSEK 492 (802 and 1,563). Interest-bearing loans totalled MSEK 1,618 (2,409 and 3,541), while the provision for post-employment benefits amounted to MSEK 7,885. Interest payments amounted to MSEK 313 (519 and 645) and interest received to MSEK 249 (333 and 271) (see Note 5 to the consolidated financial statements filed as part of Form 20-F).

Long-term financial assets totalled MSEK 472 at December 31, 2003. Dividends received amounted to MSEK 7 (6 and 16) (see Note 5).

  Change in short-term financial assets

Short-term financial assets increased by MSEK 812 (143 and 1,906). The SKF Group considers short-time financial assets to be cash and cash equivalents (see Note 13). To some extent the marketable securities defined as short-term financial assets have maturities exceeding three months. However, these securities represent highly liquid assets and can easily be converted to cash. In 2003, short-term financial assets were affected negatively by MSEK 195 (310 and positively by 146) owing to changes in exchange rates, mainly USD and EUR.

Need for additional funding

While the Group has no present plans with respect to acquisitions involving the need for additional funding through debt or equity financing, any significant future acquisition may involve such external debt or equity financing.

Environmental provisions

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

Working Capital

In the Group's opinion, its working capital is sufficient for its present requirements.

Restricted reserves

In accordance with statutory requirements in Sweden and certain other countries in which the Group operates, the Parent Company and its subsidiaries maintain restricted reserves that are not available for distribution as dividends.

The Swedish Companies Act requires that 10% of net profit be transferred to the legal reserve (part of restricted reserves) until the legal reserve together with the premium reserve amounts to 20% of the share capital. Effective in 1997, premiums paid on new share issues must be transferred to the premium reserve. Premiums on new share issues prior to 1997 have been transferred to the legal reserve. In countries where legal revaluations of assets were made, an amount corresponding to the net revaluation was transferred to restricted reserves. Restatements from Group accounts to local accounts are considered restricted reserves.

Tax laws in Sweden and certain other countries permit allocations to reserves that are deductible for tax purposes. To a certain extent, companies can thus allocate profit so that it remains in the companies without being taxed immediately. In the Group balance sheets the cumulative value of these allocations, less the related provisions for deferred taxes, is shown under restricted reserves.

These restrictions are not expected to have any impact on the Group's ability to meet its cash obligations.

Cash and cash equivalents

Cash and cash equivalents of the Group are mainly held in Swedish kronor, Euro and USD.

Financial risk

In "Item 11 - Quantitative and qualitative disclosures about market risk" the financial instruments used for hedging purposes are described in detail.

Commitments for capital expenditures

During the year ended December 31, 2003, the Group had approximately MSEK 412 in commitments for capital expenditures.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Fundamental to SKF’s strategy is its Research and Development (R&D) work. The primary areas for SKF’s basic R&D are:

• Tribology - how to reduce friction and wear and what lubrication to use.

• Materials and their heat treatment to get the required material properties in the bearing and seals application.

• Calculation models - implemented in software products that allow SKF to help customers quickly select the right bearings and to predict what bearing and seal performance is expected in a specific application.

• Mechatronics - the technology whereby SKF combines the precision of a bearing, actuator or seal with sensors to create added value or more intelligent products.

In addition, a significant amount of R&D is devoted to improving existing SKF manufacturing processes and to developing new ones.

Research and development expenditures in 2003, 2002 and 2001 amounted to MSEK 750 (767 and 871), corresponding to 1.8%, (1.8% and 2.0%), of annual sales. IT development costs and costs for product customisation are not included. Basic research is conducted at the Group's Engineering & Research Centre in The Netherlands and SKF's manufacturing process development centre in Göteborg, Sweden. SKF intends to continue to invest in product development and increased productivity. SKF regularly patents new technologies and does not currently produce any products under license. There are no patents or licenses that are material to the company's business or profitability. No intangible assets have been recorded for related development expenditures.

5.D. TREND INFORMATION

As disclosed in our first quarter 2004 report the market demand for the Group's products and services is expected to continue to strengthen during the second quarter 2004, compared to the first quarter this year. In Europe demand is expected to be slightly higher and in North America higher. Demand is expected to continue to increase significantly both in Asia and in Latin America.

Manufacturing will be maintained in the second quarter to meet the higher demand and to ensure a good service level.

For a discussion of the trends that affect our business and operating results, see "Item 3.B Risk Factors - Cyclical nature of the business."

5.E. OFF-BALANCE SHEET ARRANGEMENTS

The Group does not have any off-balance sheet arrangements as defined in the rules to this Item 5.E.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Group's contractual obligations by maturity.

Payments due by period (amounts in MSEK):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Obligations	1,483	237	20	1,176	50
Capital Lease Obligations	27	11	12	4	-
Operating Leases	1,077	201	287	182	407
Purchase Obligations	2,436	955	1,027	297	157
Other Long-Term Obligations	97	5	22	49	21
TOTAL	5,120	1,409	1,368	1,708	635

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

Directors elected by the Annual General Meeting

The names of the members of the Board, their age and title, the year in which they joined the Company's Board and their principal business activities performed outside SKF as of December 31, 2003 are set forth below.

Sune Carlsson retired as President and CEO of AB SKF and left the Board of SKF on April 15, 2003. His successor, Tom Johnstone, was also nominated as a member of the Board at the 2003 Annual General Meeting.

Anders Scharp

Born 1934. Chairman.
Board member since 1992.
Chairman Saab AB and AB Nederman.
Board member Investor AB.

Sören Gyll

Born 1940. Board member since 1997.
Chairman of The Confederation of Swedish Enterprise.
Board member Skanska AB, SCA Svenska Cellulosa Aktiebolaget, Medicover S.A. (Belgium) and The Royal Swedish Academy of Engineering Sciences (IVA).

Helmut Werner

Born 1936. Board member since 1998.
Member of the Supervisory Board of BASF AG, Ernst & Young and Gerling-Konzern Versicherungs-Beteiligungs AG and Penske Corp., United States. Died February 2004.

Vito H Baumgartner

Born 1940. Board member since 1998.
Group President Caterpillar Inc.
Vice Chairman of the European-American Industrial Council.
Member Nomination Committee of the Swiss-American Chamber of Commerce, the Management Board of the Federation des Entreprises Romandes (Employers' Federation) and the Russian Academy of Transportation in St. Petersburg.Board member Aeroport International de Geneve and PartnerRe Ltd, Russian Academy of Transportation in St.Petersburg. Member and past Chairman of the Foundation Board of International Institute for Management Development (IMD).

Ulla Litzén

Born 1956. Board member since 1998.
President, W Capital Management AB.
Board member Atlas Copco AB, Investor AB, Karo Bio AB, Posten AB, AB Svensk Stiftelseförvaltning and W Capital Management AB.

Philip N. Green

Born 1953. Board member since 2000.
Chief Executive P&O Nedlloyd Ltd.
Board member P&O Nedlloyd Ltd.

Clas Åke Hedström

Born 1939. Board member since 2000.
Chairman of the Board, Sandvik AB.
Deputy Chairman of the Board, Scania AB.
Board member of The Association of Swedish Engineering Industries.

Tom Johnstone

Born 1955. President and Chief Executive Officer from April 15, 2003.
Board member from April 15, 2003.
Executive Vice President of AB SKF from 1999-2003 and President of the SKF Automotive Division from 1996 to 2003.

Employee representatives

Göran Johansson
Born 1945. Employee representative.
Board member since 1975.
Chairman Executive Committee of the City Council of Göteborg.
Chairman Liseberg AB.

Hans-Åke Ringström

Born 1945. Employee representative.
Board member since 2001.
Chairman SIF (The Swedish Union of Clerical and Technical Employees in Industry), SKF, Göteborg.

Kennet Carlsson

Born 1962. Deputy employee representative.
Deputy board member since 2001.
Chairman Metalworkers' Union, SKF, Göteborg and SKF Workers World Council, Göteborg.

Anders Olsson

Born 1952. Deputy employee representative.
Deputy board member since 1998.
Board member SIF (The Swedish Union of Clerical and Technical Employees in Industry) and Ovako Steel AB, Hällefors.

Group Management

Set forth below are the names of the Group Management of SKF at the end of year 2003, their age, length of employment with SKF, the year in which they were appointed to their respective offices, their areas of experience within the Group and their principal business activities performed outside SKF.

Tom Johnstone

Born 1955
Employed since 1977
President and Chief Executive Officer from April 15, 2003.
Executive Vice President AB SKF from 1999 to April 15, 2003, President SKF Automotive Division from 1996 to April 15, 2003
Previous positions within SKF:
Marketing Manager, International Marketing SKF (U.K.), Director Vehicle Aftermarket SKF Bearing Services, Executive Director, Automotive and Electrical Sales Division, President, Automotive & Electrical Division.

Gunnar Gremlin

Born 1945
Employed since 1969
Executive Vice President AB SKF since 1996 and President SKF (China) Investment Co. Ltd since 2003.
Previous positions within SKF:
Finance and Administration Director, Deputy Managing Director, SKF Brazil, Controller, SKF European Division, Finance Director SKF GmbH, Finance and Administration Director, Deputy Managing Director SKF Italy, President and CEO SKF Steel Division, Chief Executive of SKF Asia Pacific Division, Managing Director SKF GmbH Germany, Head of Group Information Technology, President SKF GmbH.
Board member of Nederman Holding AB, Dyckerhoff AG and Wafangdian Bearing Co. Ltd.

Christer Gyberg

Born 1947
Employed since 1972
Executive Vice President AB SKF since April 15, 2003
President SKF GmbH and Group Supply Chain, IT and Purchasing.
Previous positions within SKF:
Marketing Director SKF Maintenance Products in Holland, Marketing Director Miniature Bearings in France, Sales Director SKF Sweden, Director Product Division Large Seize Bearings in Sweden, Director Product Division Tapered Bearings in Germany and Director, Product Division Deep Groove Ball Bearings in France, President, SKF Industrial Division.
Board member Centaur Utveckling AB and Papperskedjan AB.

Giuseppe Donato

Born 1944
Employed since 1979
President, SKF Electrical Division since 1996
Previous positions within SKF:
Sales Manager RFT (SKF's rubber components company), Managing Director and General Manager, RFT, Executive Director of SKF Sealing Systems, Executive Director of HBU Bearing Division.

Tore Bertilsson

Born 1951
Employed since 1989
Chief Financial Officer since 1995
Previous positions within SKF: Group Finance Director, Group Treasury Director.
Board member of Tryggstiftelsen, Ågrenska AB and Momentum Maintenance Supply AB.

Phil Knights

Born 1948
Employed since 1987
President, SKF Service Division since 1999.
Previous positions within SKF:
Managing Director SKF (U.K.) Services Ltd, Chief Executive, SKF South East Asia & Pacific Ltd, Sales & Marketing Director, SKF South East Asia & Pacific Ltd.
Board member of Endorsia.com International AB and CoLinx, LLC.

Sten Malmström

Born 1943
Employed since 1973
President and Chief Executive Officer, SKF USA Inc. since 1999.
Previous positions within SKF:
President SKF Reinsurance, President SKF International, Vice President and SKF Group Treasurer, Vice President Finance, SKF France, President SKF Component Systems,
Senior Vice President SKF Group Business Development.
Board member of The Swedish-American Chamber of Commerce and Manufacturers Alliance/MAPI.

Kaj Thoren

Born 1944
Employed since 1975
Senior Vice President, Aero and Steel Division since 2002.
Previous positions within SKF:
Senior Vice President, Group Business Development, Group Controller, Group Treasurer and Managing Director of SKF International AB, Chief Executive of Business Area SKF Tools, Group Finance & Information Systems Director.
Board member of Flexlink AB, Tradex Converting AB and The Association of Swedish Engineering Industries.

Lars G. Malmer

Born 1943
Employed since 1974
Senior Vice President, Group Communication since 1986.
Previous positions within SKF: Managing Director SKF Nicaragua, Head of Corporate Communications AB SKF.
Board member of West Sweden Chamber of Commerce and Industry, International Council of Swedish Industries and Chalmers Teknikpark.

Bengt Olof Hansson

Born 1947
Employed since 1964
Senior Vice President, Group Quality and Human Resources since 1998.
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

Carina Bergfelt

Born 1960
Employed since 1990
General Counsel AB SKF and Secretary to the Board since 1996.
Previous positions within SKF: Legal Counsel, Group Legal.

Henning Wittmeyer

Born 1942
Employed since 1971
Senior Vice President, Group Technology Development since 1998.
Previous positions within SKF:
Manager Process Control, AB SKF, Chief Engineer Product Development, SKF Norden, Managing Director, SKF Engineering & Research Center, Holland, SKF Group Research Director and SKF Group Technical Development Director.
Chairman of Scandinavian Center of Maintenance Management.
Board member of The ProViking research programme of the Swedish Foundation for Strategic Research.

Alrik Danielson

Born 1962
Employed since 1987
President, SKF Industrial Division since September 1, 2003.
Previous positions within SKF:
President SKF do Brazil and prior to that several managerial positions within the Group.

Tryggve Sthen

Born 1952
Employed since 2003
President, SKF Automotive Division since April 1, 2003.
Previous positions:
Senior Vice President AB Volvo and member of the Group Executive Committee. President of Volvo Trucks and Volvo Construction Equipment. Has earlier also been President of several companies within ASEA/ABB.
Board member of Altima AB and Tivox AB.

Henrik Lange

Born 1961
Employed 1988-2000 and since 2003
Senior Vice President, Group Business Development since May 5, 2003
Previous positions: Has worked for SKF in a number of different managerial positions and has also been Managing Director of Johnson Pump.

6.B. COMPENSATION

Principles

The Chairman of the Board and the Board Members are remunerated in accordance with the decision taken at the Annual General Meeting. No remuneration is paid to the employee representatives.

To enhance shareholder value, the remuneration to the Chief Executive Officer and other senior managers in 2003 consisted of fixed annual salary, variable salary, other benefits, retirement benefits and stock option entitlements. The magnitude of the remuneration was in proportion to the manager's responsibility and authority. The right to variable salary was limited to a certain percentage of the fixed salary.

Board of Directors

At the Annual General Meeting held in 2003 it was decided that the Board shall be entitled to a fixed allotment of SEK 2,350,000 to be divided among the Board members according to the decision of the Board. It was further decided that an allotment corresponding to the value of 800 SKF B-shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B-shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company. When deciding upon the amount of the allotment, the value of an SKF B-share shall be determined at the average latest payment rate according to the quotations on the Stockholm Stock Exchange during the five trading days after publication of the company’s press release for the financial year 2003. Finally it was decided that an allotment of SEK 150,000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

At Board Meetings during 2003 it was decided that the fixed allotment should be divided as follows: SEK 700,000 should be distributed to the Chairman of the Board and SEK 275,000 to each of the other Board Members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment of SEK 37,000 for committee work be received by each of the Chairman, Ulla Litzén, Philip Green and Clas Åke Hedström.

Chief Executive Officer

Sune Carlsson left the position as Chief Executive Officer and President of AB SKF and retired on April 15, 2003. Sune Carlsson received in 2003 as salary and other remunerations from the company SEK 8,362,964, of which SEK 4,915,625 was variable salary and SEK 1,062,967 was compensation for earned vacation leave. Sune Carlsson's fixed annual salary for 2003 amounted on a full year basis to SEK 7,150,000 and prorated to the period January 1- April 15, 2003, to SEK 2,081,335. The variable salary was decided essentially according to the same principles as earlier years. AB SKF made premium payments in year 2003 for the future pension benefit of Sune Carlsson corresponding to 35% of the fixed annual salary Sune Carlsson received in 2003. The pension benefit is fee-based and the cost 2003 for this pension benefit amounted to SEK 636,051. Sune Carlsson's pension is a vested benefit, and is accordingly not conditioned upon future employment. Sune Carlsson was granted in 2003, free of charge, one stock option that allows him to acquire 25,000 existing SKF B-shares. The stock option was granted under the SKF Stock Option Program described below. Sune Carlsson holds from earlier allocation a stock option allowing him to acquire 23,708 existing SKF B-shares.

Tom Johnstone, Chief Executive Officer and President of AB SKF as of April 15, 2003 received from the company during the period April 15 - December 31, 2003 as salary and other remunerations a total of SEK 3,714,251. The remuneration received by Tom Johnstone from the company during the period January 1 - April 15, 2003, in his capacity as Executive Vice President and President of SKF's Automotive Division is included in the company's statement below of remunerations to Group Management. Tom Johnstone's fixed annual salary 2003 amounted to SEK 5,000,000 and prorated to the period April 15 - December 31, 2003, to SEK 3,555,554. The variable salary for year 2003, but payable in year 2004, could amount to a maximum of 60% of the fixed annual salary prorated to the period April 15 - December 31, 2003. This is based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA (see "Financial Objectives and Dividend Policy" for description). Tom Johnstone's retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 2,835,000 corresponding to SEK 1,048,950 per year. The amount SEK 2,835,000 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto, AB SKF shall pay an annual premium corresponding to 30% of the difference between Tom Johnstone's fixed annual salary and the amount on which Tom Johnstone's benefit-based pension is calculated as described above. This part of Tom Johnstone's pension benefit is fee based and vested. The cost for Tom Johnstone's pension benefits was recorded in the amount of SEK 1,375,255 for the period April 15 - December 31, 2003. Tom Johnstone is participating in SKF's Stock Option Program described below. Tom Johnstone could, based on the financial performance of the SKF Group 2003 be granted, free of charge, one stock option which would allow him to acquire a maximum of 25,000 SKF B-shares. No stock options were, however, allocated in relation to TVA performance in 2003 and Tom Johnstone did accordingly not receive any stock option for the 2003 performance. Tom Johnstone holds from earlier allocations stock options allowing him to acquire 25,483 existing SKF B-shares, including the grant he received in early 2003 based on the TVA result for 2002 of the SKF Group in his capacity as Executive Vice President and President of SKF's Automotive Division. In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two years' salary.

Group Management

SKF's Group Management (exclusive of the Chief Executive Officer), 14 people at year-end, received in 2003 remuneration and other benefits amounting to a total of SEK 48,841,071, of which SEK 31,786,456 was fixed annual salary and SEK 12,733,233 was variable salary for 2002 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model called TVA (see Financial Objectives and Dividend Policy for description). Group Management was granted in 2003, free of charge, stock options that allow them to acquire a total of 94,000 existing SKF B-shares. The stock options were granted under the SKF Stock Option Program described below. Group Management has from earlier allocations received stock options allowing them to acquire 123,863 existing SKF B-shares. In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary.

The SKF Group's Swedish defined-benefit pension plan for senior managers has a retirement age of 65 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to an annual compensation from the age of 65 of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment.

During 2003, the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The retirement age is 65 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2003, three senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The SKF Group pays for the senior managers covered by the premium based plan contributions based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to annual salary) exceeding 30 Income Base amounts. This pension is fee-based and vested.

For additional pension benefits to the SKF Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member's not resident in Sweden, a provision was recorded in the amount of MSEK 37 as of December 31, 2003. The cost for these pension benefits in year 2003 amounted to MSEK 24.

6.C. BOARD PRACTICES

Activities of the Board of Directors of AB SKF in 2003:

The Annual General Meeting of AB SKF, held in the spring of 2003, elected eight Board members. In addition hereto, two members and two deputy members have been appointed by the employees. The Board held seven meetings in 2003. The Board adopted written rules of procedure for its internal work. These rules prescribe i.a.

• the number of Board meetings and when they are to be held;
• the items normally included in the Board agenda;
• the presentation to the Board of reports from the external auditors. The Board also issued written instructions as to;
• when and how information required for the Board’s assessment of the Company’s and the Group’s financial position shall be collected and reported to the Board;
• the allocation of the tasks between the Board and the President;
• the order in which the deputy Presidents shall act in the President’s absence.

Remuneration Committee

In 2000, the Board established a Remuneration Committee consisting of the Chairman of the Board, Anders Scharp, and the Board members, Sören Gyll and Vito H. Baumgartner. The Remuneration Committee prepares matters related to the principles for the remuneration, including incentive programmes and pension benefits, of the Group Management. All decisions related to such principles are thereafter decided by the Board of Directors. Matters related to the CEO’s employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors. The Remuneration Committee held two meetings in 2003.

Audit Committee

During the year ended December 31, 2003 the Board also established an Audit Committee consisting of Anders Scharp and the Board members, Ulla Litzén, Clas Åke Hedström and Philip N. Green. The tasks of the Audit Committee include i.a. a review of the scope of the external audit, an evaluation of the performance of the external auditors, a review of financial information and a review of internal financial controls. The Audit committee held three meetings in 2003.

Board issues

Issues dealt with by the Board during the year include i.a. the appointment of Tom Johnstone as the new President and CEO, acquisitions and divestments of companies and the strategic direction of the SKF Group. During the year, the Board members were asked to evaluate the quality of the Board work and the Board meetings by completing a questionnaire. The results were thereafter discussed at a Board meeting.

The Board deeply regrets the untimely death of the Board member Helmut Werner in February 2004.

Nomination of Board members

The following applied regarding the nomination process of the Board members who will be proposed by a group of major shareholders for election at the Annual General Meeting in 2004.

At the Annual General Meeting of AB SKF in 2003, it was decided that the nomination process should include the stipulation that the four largest shareholders during the fourth quarter should appoint one representative each who, together with the Chairman of the Board, would work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting for decision.

The names of the representatives of the four largest shareholders were announced in October 2003.

In November/December 2003, the Chairman made an assessment of the work of the Board and its members during the year. He then had meetings with representatives of the four largest shareholders including the Knut and Alice Wallenberg Foundation, Alecta, Skandia Liv and the Third Swedish National Pension Fund. During the meetings, the Chairman presented his assessment of the need of special Board competence and compared such needs with available resources in the Board. The representatives of the group of major shareholders then gave their views on the composition of the Board.

Executive Committee

The Executive Committee comprises, besides the Chief Executive Officer, the president of each division and the Chief Financial Officer. The Executive Committee comprised in the beginning of 2003 the following seven members: Sune Carlsson, President and Chief Executive Officer; Tom Johnstone, President Automotive Division; Christer Gyberg, President Industrial Division, Executive Vice President AB SKF; Guiseppe Donato, President Electrical Division; Phil Knights, President Service Division; Kaj Thorén, President Aero and Steel Division and Tore Bertilsson, Chief Financial Officer.

As from April 15, 2003, Sune Carlsson left SKF and Tom Johnstone was appointed President and CEO of AB SKF. At around the same time Tryggve Stehn was appointed to replace Tom Johnstone and joined the Executive Committee. Alrik Danielson was from September 1, 2003 appointed President Industrial Division, replacing Christer Gyberg in this position and joining the Executive Committee.

6.D. EMPLOYEES

On December 31, 2003, the Group had 38,700 registered employees (39,739 and 38,091). Temporary employees, if on the payroll of an SKF company, are included in the number of employees presented by the Group but are not significant in number. Temporary employees on subcontract from a temporary services firm are not included in the figures. Previously published amounts have been restated to conform to the 2003 current Group structure.

Average number of employees by geographic location:

Year ended December 31

	2003	2002	2001
Sweden	4,673	4,614	4,884
France	3,813	3,865	3,902
Italy	4,614	4,748	5,076
Germany	5,430	5,466	5,721
Western Europe, other	3,334	3,686	3,116
Central/Eastern Europe	3,201	3,625	2,194
USA	4,725	4,916	5,062
North America, other	190	178	185
Latin America	1,642	1,567	1,667
Asia	5,342	5,247	5,068
Africa	668	697	761
Total	37,632	38,609	37,636

Registered number of employees by division

Year ended December 31

	2003	2002	2001

Industrial Division	10,607	10,639	10,525
Automotive Division	9,410	9,943	9,994
Electrical Division	7,615	8,078	6,647
Service Division	4,689	4,531	4,280
Aero and Steel Division	4,978	5,162	5,264
Others	1,401	1,386	1,381
Total	38,700	39,739	38,091

Most of the Group's employees are unionised. Although the Group has occasionally experienced localized labour difficulties that may have had a temporary effect on particular operations, no major strike or other significant industrial action has occurred in the last ten years. The Group considers its relationship with its employees to be good.

6.E. SHARE OWNERSHIP

In the tables below the individual share ownership in SKF by the Directors and Group Management is summarized. None of these people own more than 1% of the shares of the Group. The Group Management table also discloses the number of shares over which members of Group Management hold stock options to buy SKF B shares. For information regarding the exercise price and the expiration date of the stock options see "SKF Stock Option Programme" below. None of the Directors, except for the CEO, hold any stock options.

As of April 15, 2004, ownership of shares are as follows:

Directors at year end 2003 (excluding CEO)	Shares	Class
Anders Sharp	25,000	B
Vito H. Baumgartner	600	B
Philip N Green	0	-
Sören Gyll	2,000	B
Clas Åke Hedström	1,000	B
Ulla Litzen	7,100	B
Helmut Werner	700	B
Göran Johansson	0	-
Hans-Åke Ringström	0	-
Kenneth Carlsson	0	-
Anders Olsson	33	B
Total	36,433

The table below shows number of stock options granted during the respective years.

Group Management at year end 2003	A Shares	B Shares	Number of B Shares possible to acquire under stock options granted in year
			2001	2002	2003
Tom Johnstone	0	2,400	6,000	9,483	10,000
Gunnar Gremlin	300	0	4,000	3,793	4,000
Tryggve Sthen	0	0	0	0	10,000
Henrik Lange	0	0	0	0	0
Alrik Danielsson*	0	0	2,000	1,897	2,000
Christer Gyberg	0	1,000	6,000	9,483	10,000
Giuseppe Donato	0	0	6,000	9,483	10,000
Tore Bertilsson	1,000	1,000	6,000	9,483	10,000
Phil Knights	0	2,100	6,000	9,483	10,000
Sten Malmström	1,027	500	4,000	3,793	4,000
Kaj Thorén	0	5,051	4,000	3,793	10,000
Lars G Malmer	1,200	0	4,000	3,793	4,000
Bengt Olof Hansson	0	0	4,000	3,793	4,000
Carina Bergfelt	0	0	4,000	3,793	4,000
Henning Wittmeyer	0	0	4,000	3,793	4,000
Total	3,527	12,051	60,000	75,863	96,000

*) Options allocated prior to joining Group Management.

Year of Allocation	No. of options allocated	No. of people	Forfeited options	Outstanding options*	Exercise price,SEK	Exercise period
2001	402,000	183	14,000	265,086	174	2003-2007
2002	589,950	271	23,718	566,232	246	2004-2008
2003	811,000	330	16,000	795,000	233	2005-2009

* December 31, 2003

SKF Stock Option Program

  Purpose

The purpose of the SKF Stock Option Program started in the year 2000 is to attract and retain the best available personnel, to provide additional incentive to these key individuals and to promote the success of the company's business by aligning employee financial interests with long-term shareholder value.

The allocation of options is based on financial performance defined as the SKF Group’s management model TVA (see "Financial Objectives and Dividend Policy" for description) and varies from year to year depending on if the financial targets are totally or partly reached. The options under the SKF Stock Option Program are not assignable or transferable and are linked to employment with the SKF Group. The options are exercisable during a period of six years starting two years from the date of grant provided the option holder is still employed with the SKF Group.

  Decisions and allocations

In 2003, 330 managers were granted stock options entitling them to acquire in total 811,000 existing SKF B-shares. The grant was based on the SKF Group TVA performance for year 2002. The grant in itself was free of charge and each option gives the holder the right to purchase a certain number of existing SKF B-shares at the exercise price of SEK 233 per share. Based on a Black & Scholes valuation model, with an assumed volatility during the exercise period of 35% and considering the reduced value of the stock options, which is a result of the stock option's restrictions against assignment or transfer, a theoretical value has been estimated on each stock option at the date of allocation amounting to SEK 37 for each share the option entitles the holder to acquire. The volatility of 35% has been determined based on an analysis of the historical volatility of the company and the quotation of comparable companies and the anticipated volatility during the exercise period. The theoretical value has been reduced by 30% due to the assumed employee turnover and the probability that the options are exercised before they expire.

No stock options were, or will be, allocated to managers within the SKF Group during year 2004.

The decisions relating to the SKF Stock Option Program were taken by the Board of Directors of AB SKF and were prepared by the Remuneration Committee, established by the Board of Directors of AB SKF.

  Costs for the Stock Option Programme

The costs for the SKF Stock Option Program, i.e. the difference in exercise price and share price at the exercise date, are recognized in the income statement of the Group when the stock options are exercised. A provision amounting to MSEK 12 (4) has been recorded for social charges payable by the employer when stock options are exercised and the expense recognized in 2003 amounted to MSEK 9. The social charges have been calculated for all outstanding options at December 31, 2003, based on the difference between the exercise price and the price of the SKF B-share, SEK 278. The cost recognized for administration and consultancy fees was MSEK 4 in 2003.

In February 2003, the stock options granted in year 2001 became exercisable. In year 2003, stock options representing 122,914 existing SKF B-shares out of maximum 388,000 shares were exercised. The exercise cost for the Group, excluding social charges, amounted to MSEK 11 in 2003. A positive effect of MSEK 11 from termination of share swap agreements hedging the Stock Option Program neutralized this cost.

At the end of 2003, stock options entitling the holders to acquire 265,086 existing SKF B-shares had not yet been utilized. Based on the share price for the SKF B-share at December 31, 2003, of SEK 278, and the exercise price for the underlying shares, of SEK 174, the unrealised cost for the SKF Group, excluding social charges was estimated to MSEK 28. The cost was not recognized in the income statement of the Group. The future actual cost for the SKF Group will, however, be determined by the price of the SKF B-share at exercise date. Based on the price, of SEK 278 of the SKF B-share at December 31, 2003, the Group’s unrealised cost, excluding social charges, for the stock options allocated in 2002 and 2003 was estimated to be MSEK 18 and 36, respectively. The cost was not recognized in the income statement of the Group. The aforementioned stock options will become exercisable in February 2004 and 2005, respectively, and the future actual cost will be determined by the price of the SKF B share at the exercise date.

To reduce the cost for the Group that an increase in the market price of the SKF B-share could result in when the stock options allocated under the Stock Option Program become exercisable, share swap arrangements have been made with financial institutions. These hedging arrangements are described in detail in Note 27. In 2003, the hedging arrangements resulted in income of MSEK 1 (-2, -1) that was reflected in the income statement. Based on the present interest level and a dividend of SEK 10 for the SKF B-share, no costs are expected to arise for the hedging arrangements in 2004.

An unrealised gain related to the outstanding share swap agreements at December 31, 2003, amounted to MSEK 81 based on the price of SEK 278 for the SKF B share. The gain was not recognized in the income statement of the Group. The future actual outcome of the hedging will be determined by the price of the SKF B-share at the date of termination of the swap agreements.

Taken together, the unrealised cost, MSEK 82, for the outstanding stock options at December 31, 2003 calculated as described above were largely neutralized by the unrealised gain of MSEK 81 at December 31, 2003 in the share swaps hedging the option programs.

In February 2004 the IASB issued the standard "Share-based Payment" (IFRS 2) on accounting for share-based payment transactions, including grants of stock options to employees. For equity-settled share based payment transactions, the fair value is recognized as an increase in equity and an asset (prepaid expenses) at the grant date and expensed over the vesting period. The recommendation will apply to stock options granted after November 7, 2002, which are not yet vested on January 1, 2005. The Group estimates that the total fair value of the stock options granted in year 2003 would have been recognized as an increase of equity by MSEK 30 and an asset (prepaid expenses) at the grant date based on the theoretical value of SEK 37 for each underlying share determined by the Black & Scholes valuation model as described above. An application of the standard already in 2003 would have represented a cost of MSEK 14 for the SKF Group.

(See also Note 25 to the consolidated financial statements, filed as part of this Form 20-F, for a description of the SKF Stock Option Program).

SKF Call Option Programme

In 1996, SKF established a Call Option Programme pursuant to which senior managers of SKF, including but not limited to the Chief Executive Officer and Group Management, were granted free of charge call options entitling them to acquire B shares. Each option gives the holder the right to acquire one SKF B Share. These call options are traded through SE Banken. Holders do not need to be employed by SKF in order to trade or exercise the call options. This program was replaced by SKF’s Stock Option Programme in 2000. Last grants were made under the program in 2000. No grants were made under the program in 1999. The exercise period for call options granted in 1997 expired on May 5, 2003.

Number of call options granted to the persons being members of Group Management at the end of year 2003, according to the 1996 Call Option Programme in year 1998 and 2000:

Group Management at the end of year 2003	Number of call options granted in year
	1998	2000
Gunnar Gremlin	800	1,367
Tom Johnstone	800	1,367
Christer Gyberg	800	1,367
Giuseppe Donato	800	1,470
Tore Bertilsson	800	1,367
Phil Knights	0	0
Sten Malmström	800	1,367
Kaj Thorén	800	1,367
Lars G. Malmer	800	1,367
Bengt Olof Hansson	0	1,367
Carina Bergfelt	800	1,367
Henning Wittmeyer	800	1,367
Alrik Danielson	0	820
Henrik Lange	0	0
Tryggve Sthen	0	0
Total	8,000	15,960

The following table sets out additional information regarding the Call Option Programme:

Year of Allocation	No. of options allocated	No. of people	Exercise price,SEK	Exercise period
1998	14,935	18	205	1998-2004
2000	110,000	122	236	2000-2005

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth, as of April 30 2004, information with respect to the ten largest shareholders known by SKF to be owners of any class of SKF's voting securities. The information in this table is based on information furnished to SKF by the Swedish Central Share Registry, VPC.

	The ten largest shareholders	Number of A shares	Number of B shares	Number of votes	In percent of voting rights	In % of share capital
1	Knut och Alice Wallenbergs Stiftelse(foundation)	8,250,000	2,935,000	8,543,500	28.96	9.83
2	ALECTA (pension fund)	1,436,146	884,700	1,524,616	5.17	2.04
3	Skandia (Insurance Group)	1,120,966	284,661	1,149,432	3.9	1.23
4	Robur Funds	880,503	1,854,288	1,065,932	3.61	2.40
5	The National Insurance Fund, First Fund Managing Board	795,206	708,395	866,046	2.94	1.32
6	The National Insurance Fund, Third Fund Managing Board	764,000	145,387	778,539	2.64	0.80
7	The National Insurance Fund, Fourth Fund Managing Board	506,000	2,191,600	725,160	2.46	2.37
8	AFA Insurance	362,500	1,470,309	509,531	1.73	1.61
9	Gamla Livförsäkringsaktiebolaget (Insurance Group)	430,000	351,000	465,100	1.58	0.69
10	Putnam Investments	0	3,233,121	323,312	1.10	2.84

Each A Share entitles the holder to one vote and each B Share to one-tenth of one vote. It was decided at the AB SKF's Annual General Meeting on April 18, 2002, to insert a share conversion clause in the Articles of Association which allows owners of A-shares to convert A-shares into B-shares. Up to April 30, 2004, 29,122,912 A-shares have been converted into B-shares. The total number of issued and outstanding A Shares and B Shares of SKF as of April 30 2004 are 20,133,420 and 93,704,347, respectively.

SKF is not aware that it is directly or indirectly owned or controlled by another corporation or by any foreign government.

SKF recognizes that the U.S. Securities and Exchange Commission might take the position that Knut och Alice Wallenbergs Stiftelse could be deemed to be a controlling corporation of the Company.

SKF does not believe that Knut och Alice Wallenbergs Stiftelse should be deemed to be a controlling corporation of SKF, despite its voting rights of 28.96% in SKF.

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

The most significant change in ownership during the last three years was the sale in June 2001 by Investor AB of its shareholding, which represented 12.7 % of the total outstanding shares. Most of the shares sold by Investor AB were acquired by Knut och Alice Wallenbergs Stiftelse.

7.B. RELATED PARTY TRANSACTIONS

The Group holds investments in associated companies (see Note 28 to the consolidated financial statements filed as part of this Form 20-F). The transactions between the associated companies and the Group are normal sales and purchases in the ordinary course of business.

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3. Consolidated financial statements. Our audited consolidated financial statements and required financial statement schedule are included under "Item 17 — Financial Statements". Except for our consolidated financial statements included under Item 17, no other information in this annual report has been audited by our independent auditors.

4. Not applicable.

5. Not applicable.

6. Export Sales. For a breakdown of our sales per geographic area, see Note 2 to the consolidated financial statements filed as part of this Form 20-F.

7. Legal and Arbitration Proceedings. None of our current legal or arbitration proceedings are expected to have a significant effect on our financial position or profitability. None of our legal or arbitration proceedings has had in the past a significant effect on our financial position or profitability. See also "Item 4.B — Business Overview - Legal Proceedings."

The Board has decided to establish pension foundations to fund approximately MSEK 3,000 of the pension obligations in Germany and Sweden, which are included in the total provisions for post-employment benefits of MSEK 7,885. This would mean that the financial assets used for this purpose would be netted against the corresponding provisions for post-employment benefits in the balance sheet.

8. Dividend policy The Board of AB SKF has decided to change the dividend policy and to fund certain pension obligations. The Board of Directors’ view is that the dividend should amount to approximately one half of SKF’s average net profit calculated over a business cycle. In the previous policy, the dividend amounted to one third.

8.B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

In 2003, the Group de-listed the SKF share from the Swiss stock exchange in Zurich in December, and from Nasdaq* in the United States in September. SKF’s ADRs (American Depositary Receipts) are now traded on the U.S OTC market. SKF also de-listed the SKF share from the Paris stock exchange in January 2004. The reason for exiting these stock exchanges was that the volumes traded on them did not support a listing.

* ADSs have been listed on the Nasdaq* National Market since 1985 under the symbol "SKFR", with Citibank, N.A., acting as depositary.

As of December 31, 2003, the principal market for SKF's A and B Shares was the OM Stockholm Stock Exchange (the "Stockholm Exchange"). The B Shares were also listed on the London Stock Exchange, in the United Kingdom.

The table below sets forth, for the periods indicated, the high and low closing prices of SKF's B Shares as reported by the daily official list of the Stockholm Exchange. The closing bid price per B Share as reported in the daily official list of the Stockholm Exchange on May 28, 2004 was SEK 272.

	Shares
	High	Low
	(SEK per Share)
Annual information for the past five years
1999	222.5	91.0
2000	245.0	115.5
2001	208.5	129.5
2002	262.0	194.0
2003	286.5	204.0
Quarterly information for the past two years
2002
First Quarter	249.5	195.0
Second Quarter	262.0	219.0
Third Quarter	249.0	203.5
Fourth Quarter	261.0	194.0
2003
First Quarter	239.5	204.0
Second Quarter	237.5	211.0
Third Quarter	278.5	229.0
Fourth Quarter	286.5	244.5
2004
First Quarter	295.0	255.0
Monthly information for most recent six months
December 2003	286.5	271.0
January 2004	295.0	272.5
February 2004	283.5	275.0
March 2004	289.0	255.0
April 2004	288.5	262.0
May 2004	272.0	249.0

As of April 30, 2004 1,128,604 ADRs were outstanding, held by 28 record holders.

The table below sets forth, for the periods indicated, the high and low closing prices of SKF's ADSs as quoted on the Nasdaq National Market. The closing bid price per ADS as quoted on the Nasdaq National Market on September 19, 2003 was $ 32,95. Last day of trade of SKF ADS on the Nasdaq exchange was September 19, 2003.

	ADSs
	High	Low
	($ per ADS)
Annual information for the past five years
1999	25.88	12
2000	28	12
2001	19.64	12.5
2002	28.22	18.60
2003	34.51	23.80
Quarterly information for the past two years
2002
First Quarter	24.15	18.60
Second Quarter	26.04	21.60
Third Quarter	26.33	21.40
Fourth Quarter	28.22	20.55
2003
First Quarter	27.60	23.80
Second Quarter	30.78	25.00
Third Quarter	34.51	29.02
Monthly information for most recent six months
April 2003	29.17	25.00
May 2003	29.50	27.00
June 2003	30.78	28.13
July 2003	31.50	29.02
August 2003	32.01	29.86
September 2003 (last day of trading was September 19)	34.51	32.56

Stockholm Stock Exchange

A brief summary of trading practices on the Stockholm Exchange is as follows. Equity securities traded on the Stockholm Exchange currently include the shares of approximately 280 companies. Trades are made in round lots or whole multiples thereof. A round lot of both SKF's A and B Shares is 100 shares. A market in Sweden also exists for trades of odd lots, although minor delays may be experienced in effecting an odd lot trade.

Trading on the Stockholm Exchange continues until 5:30 p.m. each business day. Substantial inter-dealer trading in listed securities occurs after trading on the Stockholm Exchange closes. The Stockholm Exchange publishes a daily official list, which includes the volume of recorded transactions in each listed stock together with the prices of the highest and lowest recorded trades of the day. The official list reflects price and volume information for trades completed by members on the floor during the day as well as for inter-dealer trades completed off the floor and certain inter-dealer trades completed on the floor during the previous business day.

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

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See section 9.A "Listing Details."

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10B. MOMORANDUM AND ARTICLES OF ASSOCIATION

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

SKF's share capital is comprised of a minimum of SEK 1,350 million and a maximum of SEK 5,400 million. Of this amount, a maximum of 432 million shares may be Class A shares and a maximum of 432 million shares may be Class B shares. As of April 30, 2004, 20,133,420 Class A shares were outstanding and 93,704,347. Class B shares. A holder of Class A shares has the right but not the obligation to require that any or all such Class A shares are converted to Class B shares. Each share has a par value of SEK 12.50.

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

10.E. TAXATION

General

The discussion set forth below is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to U.S. Holders of the Company's ADSs or B Shares. The statements of U.S. federal income and Swedish tax laws set out below are (i) based on the laws in force as of the date hereof and may be subject to any subsequent changes in U.S. or Swedish law or in any double taxation convention or treaty between the United States and Sweden, possibly with retroactive effect and (ii) based in part on representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The following summary outlines certain U.S. federal income tax consequences and certain Swedish tax consequences to U.S. Holders (as defined below) of the ownership and disposition of ADSs or B Shares. A U.S. Holder is a beneficial owner of ADSs or B Shares (i) who is a citizen or individual resident of the United States for U.S. federal income tax purposes, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust; (ii) who owns (directly, indirectly or by attribution) less than 10% of the share capital or voting stock of the Company; (iii) who holds the ADSs or B Shares as capital assets; (iv) who is not also resident of Sweden for Swedish tax purposes and (v) who is entitled to benefits under the terms of the Income Tax Treaty and the Estate Tax Treaty (as such terms are defined below). This summary is not exhaustive of all possible tax considerations to Holders (such as situations involving taxpayers who are securities broker-dealers, banks, insurance companies, regulated investment companies, financial institutions, persons subject to the alternative minimum tax, tax-exempt organisations, persons holding ADSs or B Shares as a part of a straddle, hedging or conversion transaction, persons who acquired the ADSs or B Shares pursuant to the exercise of employee stock options or otherwise as compensation or persons whose functional currency is not the U.S. dollar, among others), who may be subject to special tax rules not discussed in this annual report. U.S. Holders of ADSs are advised to consult their own tax advisors as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership and disposition of ADSs or B Shares.

If a partnership holds ADSs or B Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ADSs or B Shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ADSs or B Shares.

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

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of distributions (including any Swedish withholding tax thereon) paid to U.S. Holders of ADSs or B Shares generally will be treated as a dividend and taxed as ordinary income to the U.S. Holder on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary), to the extent they are paid out of the current or accumulated earnings and profits of the Company as determined for U.S. federal tax purposes. To the extent (if any) that the amount of any distribution exceeds the current and accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the ADSs or B Shares, and thereafter any excess will be treated as capital gain. Dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under section 243 of the Code. The amount of the distribution that will be included in the gross income of the U.S. Holder will be the U.S. dollar value of the distribution (including the amount of any Swedish taxes withheld therefrom) calculated by reference to the spot rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the Swedish kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert Swedish kronor into U.S. dollars on the date of receipt generally will have a tax basis in the Swedish kronor equal to its U.S. dollar value on such date. Foreign currency gain or loss, if any, recognized by the U.S. Holder on a subsequent conversion or other disposition of kronor generally will be U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a U.S. Holder who is entitled to treaty benefits under the "Limitation on Benefits" article of the Income Tax Treaty, and who does not have a "permanent establishment" or "fixed base" situated in Sweden to which the receipt of the dividend is attributable, generally will be subject to Swedish withholding tax at a reduced rate of 15%. A U.S. Holder may be required to provide documentary evidence that such Holder is entitled to the reduced 15% withholding tax rate under the Income Tax Treaty, and is advised to consult its own tax advisors in this regard.

Subject to complex conditions and limitations, the 15% Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder's U.S. federal income tax liability. For this purpose dividends generally will constitute foreign source "passive" income or, for some holders, foreign source "financial services" income for U.S. federal income tax purposes. The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such Holder's foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Income Tax Treaty, and whether, and to what extent, a foreign tax credit will be available.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Recent U.S. Tax Law Changes Applicable to Individuals

Under 2003 U.S. tax legislation, certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, amongst other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Income Tax Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its ADSs and B Shares should constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. Holders of its ADSs or B Shares meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the United States Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Tax on Sale or Exchange

For U.S. federal income tax purposes, capital gain or loss will generally be recognized on the sale or exchange of ADSs or B Shares based on the difference between the U.S. dollar value of the amount realized on the sale or exchange and a U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the ADSs or B Shares. Such gain or loss will be U.S. source gain or loss, and generally will be treated as long-term capital gain or loss if at the time of the sale or exchange the ADSs or B Shares have been held for more than one year. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

In general, under the Income Tax Treaty, a U.S. Holder who is entitled to treaty benefits under the "Limitation on Benefits" article of the Income Tax Treaty and who does not have a "permanent establishment" or "fixed base" in Sweden to which the holding of the ADSs or B Shares is attributable, will not be subject to Swedish tax on any capital gain derived from the sale or exchange of ADSs or B Shares. However, where an individual previously resident in Sweden becomes a resident of the United States, Sweden is entitled to tax capital gains on ADSs or B Shares disposed of within 10 years of the person ceasing to be a resident in Sweden.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties and gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company currently believes that it will not be treated as a PFIC for the year ended December 31, 2003. If the Company was to become a PFIC in any taxable year, the tax on distributions on its ADSs or B Shares and on any gains realised upon the disposition of ADSs or B Shares may be less favourable than as described herein. Furthermore, dividends paid by the Company would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of ADSs or B Shares.

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

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or B Shares and proceeds from the sale, exchange or other disposition of ADSs or B Shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a Holder who furnishes an accurate taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Holders of ADSs or B Shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

United States State and Local Taxes

In addition to U.S. federal income tax, U.S. Holders may be subject to U.S. state and local taxes with respect to their ADSs or B Shares.

10.F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G. STATEMENT BY EXPERTS

Not applicable.

10.H. DOCUMENTS ON DISPLAY

You may read and copy all or any portion of the documents that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. A copy of Form 20-F is also displayed on the Company's homepage: www.skf.com under Investor Relations, Reports.

10.I. SUBSIDARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCL. ABOUT MARKET RISK

The SKF Group’s operations are exposed to various types of financial risks. The Group's financial policy includes guidelines and definitions of currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group's internal bank.

The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Financial derivative instruments are used primarily to hedge the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses financial derivative instruments for trading purposes, limited according to Group policy.

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Program (see Note 25 of the consolidated financial statements) has been partially hedged by share swap arrangements.

During 2003, forward exchange contracts and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure, including the hedging of firm commitments, anticipated transactions and internal bank activities. Interest rate swaps were used to manage the interest rate exposure on investments and borrowings. Share swaps were used to hedge the Stock Option Program.

Derivative Financial instruments

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments as of December 31. All values in MSEK.

	2003	2002	2001
Type of instruments:
Forward exchange contracts	14,154	12,588	15,606
Currency options	2,304	1,499	4,370
Interest rate swaps	3,097	2,911	2,158
Share swaps	362	246	160
	19,917	17,244	22,294
Purpose:
Hedging of:
- firm commitments	3,674	4,785	4,254
- anticipated transactions	4,733	2,078	7,070
- other internal bank activities	7,824	5,838	8,556
Trading	427	1,587	493
Interest rate management	2,897	2,712	1,761
Share swaps	362	244	160
	19,917	17,244	22,294

Market quotes were obtained for all financial derivative instruments. All forward contracts and currency options used to hedge the Group's exposure to fluctuations in foreign currency as well as trading contracts will mature in 2004. For interest rate swaps the maturity dates vary from 2004 to 2007. The share swaps used to partially hedge the SKF Stock Option Program will expire in 2007, 2008 and 2009.

Foreign currency exchange rate management

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group's financial statements are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure.

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD or against the EUR has an effect from net currency flows on profit before taxes of approximately MSEK 300 and 110, respectively, excluding any effects from hedging transactions.

Transaction exposure

Transaction exposure is defined as the Group's exposure to fluctuations in exchange rates in the future flows of payments. Transaction exposure mainly arises when manufacturing SKF companies sell their products to SKF companies situated in other countries to be sold to end-customers on that local market. Sales to end-customers are normally made in local currency.

The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe. The introduction of the Euro has reduced the transaction and currency risk exposure.

Currency rates and payment conditions to be applied for the internal trade between SKF companies are set by SKF Treasury Centre. Internal invoicing during a quarter is made at fixed forward rates based on external market rates. Currency exposure and risk is primarily and to a large extent reduced by netting internal transactions. In some countries transaction exposure may arise from sales to external customers in a currency different from local currency. These transaction exposures are normally handled by SKF Treasury Centre.

The currency flows between SKF companies managed by SKF Treasury Centre in 2003 were through netting reduced from MSEK 35,900 to MSEK 9,960. This amount represented the Group's main transaction exposure in 2003.

Net Currency Flows in 2003 expressed in millions of SEK Currency ( ) = out flow
	Flows in 2003	Exchange rate
USD	3,000 1,100 320 560 (4,980)	8.50 9.15 5.80
EUR
CAD
Other*
SEK

* "Other" is a sum comprising some 10 different currencies.

The Group's policy is to hedge the net currency flows for three to six months on average. This is the length of time normally deemed to be required to reflect new conditions. As of December 31, 2003, the length of the actual forward contracts and options hedging net currency flows conformed to the basic policy. All derivative contracts outstanding at year-end will mature in 2004, the majority maturing during the first quarter.

Group policy states that financial assets and liabilities should be invested or raised internally within the Group. All currency risk exposure related to the internal bank activities was hedged by forward contracts.

For a detailed description in tabular form of Forward Exchange Contracts and Currency Options please refer to Note 27 in the Consolidated Financial Statements, filed as part of this Form 20-F.

Translation exposure

Translation exposure is defined as the Group’s exposure to currency risk arising when translating the results and net assets of foreign subsidiaries to Swedish kronor. In accordance with Group policy, these translation effects on the Group’s accounts are not hedged.

Interest rate risk management

Interest rate exposure is defined as the Group’s exposure to the effects of future changes in the prevailing level of interest rates.

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching maturity dates of investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. For loans, the average interest period must not exceed 36 months. Interest rate swaps were used to manage interest rate exposure of investments and borrowings. As of December 31, 2003, the average interest period of the Group’s investments was 2 months and for loans 29 months taking into account interest rate swaps. Interest rate swaps were also used for trading purposes.

As of December 31, the Group had net short-term financial assets (short-term financial assets less total loans) of MSEK 4,724 (3,121 and 1,846). A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a change of one percentage point in interest rates influences profit before taxes by MSEK 4 for financial assets, interest rate swaps included, and by MSEK 42 for loans.

Trading

SKF Treasury Centre uses derivative financial instruments for trading purposes, limited according to Group policy.

Risk management - Stock Option Program

In 2000, a Stock Option Program on SKF B-shares already issued was introduced.

The purpose of the SKF Stock Option Program and the allocation model on which the grant of options is based are described in detail in Note 25.

To reduce the cost for the Group that an increase in the market price of the SKF B-share could result in when stock options allocated under the Stock Option Program become exercisable, share swap arrangements have been made with financial institutions. However, these hedging arrangements could increase the cost for the Group in case the market price of the SKF B-share declines.

According to Group policy, the stock options allocated may be hedged to 100%.

The purpose of the hedging is to balance risks and to minimize costs for the Group caused by an increase as well as a decrease in the price of the SKF B-share. Moreover, the hedges should be cost effective for the Group. With these objectives in view, the hedging portfolio has been limited to less than 100% of the allocations made under the Stock Option Program.

At the end of 2003, the hedging covered 58% of the allocations made under the Stock Option Program 2001-2003. As a consequence of the hedging, a fluctuation in the share price between SEK 199 and 278 will have no negative impact on the result of the Group. A fall in the price of the SKF B-share by SEK 50 below the lower of the price levels SEK 199, would affect the result negatively by MSEK 40. A rise in the price of the SKF B-share by SEK 50 above the higher of the price levels SEK 278 would have a negative impact on the result amounting to MSEK 35.

As of December 31, 2003, the number of SKF B-shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was 943,000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B-shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.

The floating STIBOR rates ranged between 3.87% and 2.91% in 2003. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance. For a cash flow calculation referring to share swaps please refer to Note 27.

Liquidity risk management

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MUSD 400. In addition to own liquidity the Group had committed credit facilities of MUSD 300 syndicated by 9 banks at December 31, 2003. These facilities, which are unutilised, will expire in 2006. Available liquidity as of December 31, 2003 amounted to MSEK 6,342 (5,530 and 5,387).

A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody's Investor Service is A- and A3, respectively, both with a stable outlook.

Credit risk management

Credit risk is defined as the Group’s exposure to losses in the event that one party to a financial instrument fail to discharge an obligation. The Group deals only with well-established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

The Group’s policy states that only well established financial institutions are approved as counterparties. The major parts of these financial institutions have signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterpart is continuously monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counterparties with the largest concentration of risks was MSEK 1,216 and 826, respectively, at December 31, 2003.

The Group's concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers. Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our President and Group Chief Executive and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in U.S Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Group's disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared.

There were no changes to the Group's internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITEE FINANCIAL EXPERT

SKF's Board of Directors has determined that the company has at least one audit committee financial expert, namely Ulla Litzén.

ITEM 16.B. CODE OF ETHICS

SKF has adopted a Code of Ethics that applies to SKF's CEO, CFO, the head of Group Treasury and Treasury Centre, the Group Controller and the head of Group Accounting and Reporting (the "Senior Financial Officers"). SKF will provide to any person without charge, upon request, a copy of the Code of Ethics. Such request should be sent to:

Investor Relations

Group Communication, AB SKF, SE-415 50 Goteborg, Sweden.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Auditors’ Fees

The following table summarizes the aggregate fees billed to the SKF Group by the independent auditor Deloitte:

(MSEK)	2003	2002
Audit Fees (a)	24	22
Audit-Related Fees (b)	5	5
Tax Fees (c)	3	2
All Other Fees (d)	6	3
Total	38	32

a. Fees for audit services billed in 2003 and 2002 consisted of audit of the SKF Group’s annual financial statements and statutory and regulatory audits.

b. Fees for audit-related services billed in 2003 and 2002 consisted of

  Financial accounting and reporting consultations
  Due diligence associated with mergers/acquisitions
  Employee benefit plan audits
  Advice on the Sarbanes-Oxley Act of 2002 (during 2003 only)
  Review of sustainability information in the SKF Group's Swedish Annual Report

c. Fees for tax services billed in 2003 and 2002 consisted of tax compliance and tax planning and advice:

  Fees for tax compliance services. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted primarily of income tax return assistance and assistance with tax return filings in certain foreign jurisdictions
  Fees for tax planning and advice services. Tax planning and advice are services rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result. Such services consisted of:
  Tax advice related to the alteration of employee benefit plans
  Tax advice related to structuring certain proposed mergers, acquisitions and disposals

d. Fees for all other services billed in 2003 and 2002 consisted of permitted non-audit services, such as:

  Human capital advisory services
  Internal control, consultations
  Procedures performed in connections with certain statutory reporting requirements

In considering the nature of the services provided by the independent auditor, it was determined that such services are compatible with the provision of independent audit services and permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission (the "SEC") to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

All services performed by the independent auditor in 2003 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee at its April 22, 2003 meeting. This policy describes the permitted audit, audit-related, tax, and other services. In general, the Group's policy allows its independent auditor to perform a broad range of services provided such services are not prohibited by SEC.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Aktiebolaget SKF

We have audited the accompanying consolidated balance sheets of Aktiebolaget SKF and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flow for the years then ended. Our audits also included the financial statement schedule of valuation and qualifying accounts for the years ended December 31, 2003 and 2002. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. The consolidated financial statements of the Company and the financial statement schedule for the year ended December 31, 2001, before the revisions discussed below to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 29, 2002, which included an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net profit and shareholders’ equity. Those auditors also expressed an opinion, in their report dated May 29, 2002, that such 2001 financial statement schedule, when considered in relation to the 2001 basic financial statements taken as a whole, presented fairly, in all material respects, the information set forth therein.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktiebolaget SKF and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Sweden. Also, in our opinion, such financial statement schedule for the years ended December 31, 2003 and 2002, when considered in relation to the 2003 and 2002 basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit for the years ended December 31, 2003 and 2002 and the determination of shareholders’ equity and financial position at December 31, 2003 and 2002 to the extent summarized in Note 29.

As discussed in Note 1 under "Post-employment benefits," in 2003 the Company changed its method of accounting for post-employment benefits to conform to RR 29, "Employee Benefits."

As discussed above, the consolidated financial statements of the Company as of and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

  As described in Note 1 under "Changes in accounting principles in 2003," the Company adopted RR 22, "Presentation of financial statements," in 2003. Consequently, the 2001 consolidated financial statements have been revised to include a statement of changes in shareholders’ equity. Our audit procedures with respect to the 2001 statement of changes in shareholders’ equity included comparing the 2001 statement of changes in shareholders’ equity to the same information shown in the notes to the financial statements in previously issued financial statements and testing the mathematical accuracy of the statement of changes in shareholders’ equity.
  As described in Note 1 under "Changes in accounting principles in 2003," the Company adopted RR 25, "Segment reporting," in 2003. Consequently, the 2001 consolidated financial statements have been revised to include segment information in Note 2. Our audit procedures with respect to such disclosures included agreeing the amounts disclosed to the Company’s underlying records obtained from management and testing the mathematical accuracy.
  As described in Note 1 under "Changes in accounting principles in 2003," the Company changed its balance sheet presentation of deferred income taxes, and as described in Note 1 under "Changes in accounting principles in 2002," the Company changed its income statement presentation of management expenses. Consequently, the 2001 consolidated financial statements have been revised to conform to the current presentation. Our audit procedures with respect to the revisions to the 2001 financial statements included agreeing the previously reported line items to Company-prepared analyses, comparing reclassification amounts in the analyses to underlying records obtained from management and testing the mathematical accuracy.
  As described in Note 1 under "Changes in accounting principles in 2003," the Company adopted RR 27, "Financial instruments: disclosure and presentation," in 2003. Consequently, the 2001 consolidated financial statements have been revised to disclose the fair value of long-term loans in Note 17 and disclose the book value and fair value of the types of derivative instruments in Note 27. Our audit procedures with respect to such disclosures included agreeing the amounts disclosed to Company-prepared analyses and underlying records obtained from management and testing the mathematical accuracy.
  In Note 28, the Company has disclosed information related to the number of men and women in Company management and the number of men and women who are on the Company’s board of directors, as required by the Swedish Annual Accounts Act in 2003. Consequently, the 2001 consolidated financial statements have been revised to include such disclosures. Our audit procedures with respect to such disclosures included agreeing the amounts disclosed to Company-prepared analyses and underlying records obtained from management and testing the mathematical accuracy.

In our opinion, such revisions are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such revisions, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Deloitte & Touche AB
Gothenburg, Sweden

May 25, 2004

Aktiebolaget SKF is including in this Annual Report on Form 20-F, pursuant to Rule 2-02(e) of Regulation S-X, the prior year’s Report of Independent Public Accountants from the prior independent public accountants, Arthur Andersen. This report was previously issued by Arthur Andersen, for filing with our Annual Report on Form 20-F for the year ended December 31, 2001, and has not been reissued by Arthur Andersen. This report refers to previous consolidated financial statements, which are not included in the current filing (consisting of the consolidated balance sheets as of December 31, 1999 and 2000 and the consolidated statements of income and cash flow for the years ended December 31, 1999 and 2000).

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

Gothenburg, Sweden
May 29, 2002

/s/ Arthur Andersen

Aktiebolaget SKF is including in this Annual Report on Form 20-F, pursuant to Rule 2-02(e) of Regulation S-X, the prior year’s Report of Independent Public Accountants from the prior independent public accountants, Arthur Andersen. This report was previously issued by Arthur Andersen, for filing with our Annual Report on Form 20-F for the year ended December 31, 2001, and has not been reissued by Arthur Andersen. This report refers to a previous financial statement schedule which is not included in the current filing (consisting of the Schedule II – Valuation and Qualifying Accounts and Reserves for the year ended December 31, 1999 and 2000).

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

Gothenburg, Sweden
May 29, 2002

/s/ Arthur Andersen

Consolidated income statements

Years ended December 31
Millions of Swedish kronor except earnings per share		2003	2002	2001
Net sales		41 377	42 430	43 370
Cost of goods sold	Note 3, 4	- 32 022	- 31 844	- 33 105
Gross profit		9 355	10 586	10 265

Selling expenses	Note 4	- 5 896	- 6 390	- 6 435
Administrative expenses	Note 4	- 279	- 246	- 312
Other operating income		367	323	434
Other operating expenses		- 267	- 283	- 330
Profit from Associated Companies		19	32	12
Operating profit		3 299	4 022	3 634

Financial income	Note 5	- 52	- 22	659
Financial expense	Note 5	- 454	- 458	- 1 173
Profit before taxes		2 793	3 542	3 120

Taxes	Note 6	- 698	- 1 055	- 909
Profit after taxes		2 095	2 487	2 211

Minority interests’ share in profit for the year		- 56	- 21	- 44
Net profit		2 039	2 466	2 167
Earnings per share after tax, SEK		17.91	21.67	19.04
Diluted earnings per share after tax, SEK		17.91	21.67	19.04
Consolidated balance sheets F-6
As of December 31
Millions of Swedish kronor		2003	2002	2001
ASSETS Capital assets
Intangible assets	Note 7	648	1 063	1 270
Long-term deferred tax assets	Note 6	940	604	540
Tangible assets	Note 8	11 138	12 418	13 599
Investments	Note 30	364	419	404
Long-term financial and other assets	Note 9	472	1 343	1 410
		13 562	15 847	17 223
Short-term assets
Inventories	Note 10	8 429	8 987	9 113
Accounts receivable	Note 11	6 516	6 840	7 442
Short-term tax assets	Note 6	126	188	74
Other short-term assets	Note 12	1 351	1 285	1 195
Short-term financial assets	Note 13	6 342	5 530	5 387
		22 764	22 830	23 211
Total assets		36 326	38 677	40 434
SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity
Restricted equity
Share capital	Note 14	1 423	1 423	1 423
Restricted reserves		3 920	5 634	6 765
Unrestricted equity
Unrestricted reserves		7 782	6 842	5 869
Net profit		2 039	2 466	2 167
		15 164	16 365	16 224
Minority interest		499	570	591
Provisions
Provisions for pensions and other post-retirement benefits	Note 15	–	6 076	7 044
Provisions for post-employment benefits	Note 15	7 885	-	-
Provisions for deferred taxes	Note 6	1 077	1 859	1 430
Other provisions	Note 16	2 381	3 271	3 429
		11 343	11 206	11 903
Long-term liabilities
Long-term loans	Note 17	1 246	1 777	2 830
Other long-term liabilities	Note 18	112	65	76
		1 358	1 842	2 906
Short-term liabilities
Short-term loans	Note 20	372	632	711
Accounts payable	Note 21	3 183	3 598	3 226
Short-term tax liabilities	Note 6	285	311	343
Other short-term liabilities	Note 22	4 122	4 153	4 530
		7 962	8 694	8 810
Total shareholders’ equity, provisions and liabilities		36 326	38 677	40 434
Assets pledged	Note 23	178	211	418
Contingent liabilities	Note 24	86	64	110

Consolidated statements of cash flow

			Years ended December 31
Millions of Swedish kronor			2003	2002	2001
Profit before taxes			2 793	3 542	3 120
Depreciation, amortization and impairment of tangible and intangible assets		Note 4	1 792	1 859	1 794
Net gain (-) on sales of tangible assets and business			-74	-80	-62
Profit from Associated Companies			-19	-32	-12
Taxes			-930	-867	-636

Changes in working capital:
Inventories			-74	-645	734
Accounts receivable			-109	-281	330
Accounts payable			-264	1 224	-292
Other operating assets, liabilities and provisions - net			215	-380	767

Cash flow from operations			3 330	4 340	5 743
Investments in tangible assets and businesses 1)			-1 468	-2 001	-1 696
Sales of tangible assets and business 1)			523	328	245
Change in equity securities			-34	-23	-21

Cash flow after investments before financing			2 351	2 644	4 271
Changes in short- and long-term loans			-492	-802	-1 563
Change in pensions and other post-retirement benefits			-	-539	-146
Change in post-employment benefits			74	-	-
Change in long-term financial and other assets			-15	-167	-204
Cash dividends to AB SKF shareholders			-911	-683	-598

Cash effect on short-term financial assets			1 007	453	1 760

Change in short-term financial assets
Opening balance, January 1			5 530	5 387	3 481
Cash effect			1 007	453	1 760
Exchange rate effect			-195	-310	146
Closing balance, December 31			6 342	5 530	5 387

Change in net interestbearing liabilities in 2003	Opening balance January 1, 2003	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance December 31, 2003
Loans, long- and short-term	2 409	-301	-492	2	1 618
Post-employment benefits	8 220	-409	74	-	7 885
Financial assets; long term	-509	51	-15	1	-472
Financial assets; short-term	- 5 530	195	-1 007	-	-6 342
Net intrest-bearing liabilities	4 590	-464	-1 440	3	2 689

1) Businesses acquired and sold, at the date of acquisition/sale, had the following net amounts:

Millions of Swedish kronor			2003	2002	2001
Net gain(-) on businesses sold			-63	-19	-86

Adjustment of Changes in working capital due to business acquired and sold:
Inventories			-51	179	79
Accounts receivable			4	141	71
Accounts payable			3	-54	-76
Other operating assets, liabilities and provisions-net			-132	300	175

Cash flow effect from operations in business acquired and sold			-239	547	163
Cash paid for business acquired			-89	-559	-293
Cash received for businesses sold			331	94	137

Cash flow effect from businesses acquired and sold after investments before financing			3	82	7
Adjustment of Change in loans			-2	-96	-6
Adjustment of Change in pensions and other post-retirement benefits			-	13	-2
Adjustment of Change in long-term financial assets			-1	1	1

Cash effect from businesses acquired and sold			0	0	0

1) Business acquired and sold are not separately disclosed since the amounts are considered not significant.

F8

Consolidated statements of changes in shareholders'equity
Millions of Swedish kronor	Share capital	Restricted reserves	Unrestricted equity	Shareholders'equity
Opening balance 2001-01-01	1 423	6 781	5 390	13 594
Cash dividend	-	-	-598	-598
Net profit	-	-	2 167	2 167
Transfer between restricted and unrestricted reserves	-	-809	809	-
Translation effects	-	793	268	1 061
Closing balance 2001-12-31	1 423	6 765	8 036	16 224
Cash dividend	-	-	-683	-683
Net profit	-	-	2 466	2 466
Transfer between restricted and unrestricted reserves	-	396	-396	-
Translation effects	-	-1 527	-115	-1 642
Closing balance 2002-12-31	1 423	5 634	9 308	16 365
Change in accounting principle - Adoption of "Employee benefits" (RR 29)	-	-1 436	-11	-1 447
Adjusted opening balance 2003-01-01	1 423	4 198	9 297	14 918
Cash dividend	-	-	-911	-911
Net profit	-	-	2 039	2 039
Transfer between restricted and unrestricted reserves	-	384	-384	-
Translation effects	-	-662	-220	-882
Closing balance 2003-12-31	1 423	3 920	9 821	15 164

Notes to the consolidated financial statements

Amounts in millions of Swedish kronor unless otherwise stated. Amounts in parentheses refer to comparable figures for 2002 and 2001, respectively.

1. Accounting principles

General

The consolidated financial statements of the SKF Group and the Parent Company, AB SKF, are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP). The SKF Group is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (U.S. GAAP) as AB SKF’s B shares are registered with the U.S. Securities and Exchange Commission. Significant differences between Swedish GAAP and U.S. GAAP are described in Note 29.

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

All acquisitions are accounted for in accordance with the purchase method. Consolidated shareholders’ equity includes the Parent Company’s equity and the part of the equity in subsidiaries which has arisen after the acquisition. The difference between the cost of acquiring the shares in a subsidiary and the shareholders’ equity of that subsidiary at the time of acquisition, adjusted in accordance with the Group’s accounting principles using the fair value for identifiable assets and liabilities, is accounted for:
- as goodwill in the consolidated balance sheets, if the cost of acquiring the subsidiary is higher than shareholders’ equity, or
- as negative goodwill in the consolidated balance sheets, if the purchase price to acquire the subsidiary is lower than the net assets. Negative goodwill can also represent expected future losses and expenses which do not represent identifiable liabilities at the date of acquisition.
Intercompany accounts, transactions and unrealized profits have been eliminated in the consolidated financial statements.

Segment information

The Group’s primary segment is based on customer segments which agrees to the Group’s operational division structure. The secondary segment information is based on geographical location of the customer to whom the sale is made as well as the geographical location of subsidiaries’ assets and capital expenditures.

Sales between business units are made on market conditions, with arms-length principle.

Segment results represent the contribution of the segments to the profit of the Group, and include some allocated corporate expenses. Unallocated items consist mainly of remaining corporate expenses,including some research and development activities, net costs relating to prior organisation or disposed operations, profit from associated companies and certain costs which cross over segment lines for which management believes no reasonable basis for allocation exists. Profit from associated companies is considered immaterial and therefore is excluded from segment result.

Segment assets include all operating assets used by a segment and consist principally of plant, property and equipment, external trade receivables, inventories, other receivables, prepayments and accrued income. Segment liabilities include all operating liabilities used by a segment and consist principally of external trade payables, other provisions, accrued expenses and deferred income.

Unallocated assets and liabilities include all tax items and items of a financial, interest-bearing nature, including post-employment benefit assets and provisions. Additionally, unallocated items include items related to central corporate activities, including research and development, as well as items related to previously mentioned unallocated result items included in results of operations.

Inter-segment receivables and payables arising from the sales between segments, are not considered segment assets and liabilities as such items are sold to and settled directly with SKF Treasury Centre, the Group’s internal bank, thereby becoming financial in nature.

Investments in associated companies

Companies, in which the Group owns 20 to 50% of the voting rights and where the Group has a significant influence, are referred to as associated companies (see Note 30).

Investments in associated companies are reported in accordance with the equity method. The carrying value of the investments is equal to the Group’s share of shareholders’ equity in these companies, determined in accordance with the accounting rules of the Group. The Group’s share in the result of these companies is based on their pre-tax profit/loss and taxes, respectively.

Translation of foreign financial statements

The current rate method is used for translating the income statements and balance sheets into Swedish kronor as the subsidiaries are considered independent. All balance sheet items in foreign subsidiaries have been translated in to Swedish kronor based on the year-end exchange rates. Income statement items are translated at average exchange rates. The translation adjustments that arise as a result of the current rate method are transferred directly to shareholders’ equity.

For the translation of financial statements of subsidiaries operating in highly inflationary economies, the Group applies the monetary/non monetary method (MNM-method). Monetary balance sheet items are translated at year-end exchange rates and non-monetary balance sheet items, as well as related income and expense items, are translated at rates in effect at the time of acquisition (historical rates). Other income and expense items are translated at average exchange rates. Translation differences that arise are included in the related lines in the income statement.

Translation of items denominated in foreign currency

Transactions in foreign currencies during the year have been translated at the exchange rate prevailing at the respective transaction date. Accounts receivable and payable and other receivables and payables denominated in foreign currency have been translated at the exchange rates prevailing at the balance sheet date. Such exchange gains and losses are included in Other operating income and Other operating expense. Other foreign currency items have been included in Financial income and Financial expense.

Financial derivative instruments

For hedging of fluctuations in foreign currency exchange rates related to certain revenues and expenses for flow of goods and services between SKF companies in different countries, forward exchange contracts and currency options are used. Hedging of Group exposure to currency fluctuations is mainly handled by SKF Treasury Centre, the Group's internal bank. SKF Treasury Centre sets the internal invoicing rates of the Group for one quarter at the time based on external market rates. Gains and losses related to the underlying portfolio of external financial derivative contracts are not reflected in the income statement until the related transactions occur. At that time the portfolio is valued at market value and gains and losses reflected as financial income or financial expense. Received and paid premiums for options hedging currency flows are reported as financial income or financial expense during the contract period. Financial assets and liabilities hedged by individual companies are, if applicable, valued at the spot rate of the underlying forward exchange contracts and discounts and premiums reported as financial income or financial expense during the contract period.

Forward exchange contracts and currency options that do not fulfill the criteria for hedge accounting or have been entered into for trading purposes are marked-to-market and the resulting gains or losses are recognized as financial income or financial expense in the period they arise.

When the currency of investments and borrowings denominated in another currency than reporting currency has been changed by currency swap contracts, these swap contracts are taken into account when translating the investments and borrowings to Swedish kronor. Interest-rate swaps are used to manage the interest rate exposure of investments and borrowings. For interest rate swaps hedging loans accrued interest is reflected per closing date as financial income or financial expense. Interest rate swaps hedging financial assets classified as short-term financial assets are valued at market rate and resulting gains and/or losses are reflected as financial income or financial expense. Interest rate swaps used for trading purposes are valued at market rate and reported as financial income or financial expense.

A portfolio of share swaps was used for hedging the SKF Stock Option Program described in Note 25. The share swaps are accounted for at the lower of cost or market value and any resulting decline in market value is recognized as an operating loss. Market value is determined as the quoted price of the SKF B-share at the closing date. The gain resulting from closure of share swaps is recognized in operating profit and offsets the cost for the option program.

The Group also uses financial derivative instruments for trading purposes, limited according to the Group’s risk management policy. These financial derivative instruments are marked-to-market and exchange differences recognized in the period they arise. Exchange differences arising from financial derivative instruments are included in financial income and financial expense.

Marketable securities

Debt securities classified as held-to-maturity are recorded at acquisition value. Debt securities which represent highly liquid assets and which are bought and held principally for selling them in the near term are classified as short-term financial assets and are recorded at fair value with gains and losses recorded as financial income or financial expense. Fair value is determined on the basis of market prices at the balance sheet date.

Classification

The assets and liabilities classified as short-term are exptected to be recovered or settled within twelve months from the balance sheet date. All other assets and liabiltities are recovered or settled later. No other liabilites than loans and financial leases are expected to be settled later than five years from the balance sheet date. The maturities of loans and leases are presented separately in Note 17 and 19.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market value (net realizable value). Raw materials and purchased finished goods are valued at purchase cost. Work in process and manufactured finished goods are valued at production cost. Production cost includes direct production cost such as material and labor, as well as manufacturing overhead.

Net realizable value is defined as selling price less costs to complete less selling costs. Net realizable value includes writedowns for both technical and commercial obsolescence made on an individual subsidiary basis. Such obsolescence is assessed by reference to the rate of turnover for each inventory item.

Depreciation and amortization

Depreciation is provided on a straight-line basis and is calculated based on the cost of the asset. In some countries, legal revaluations were made in addition to cost, and depreciation was then based on the revalued amounts.

The rates of depreciation are based on the estimated economic lives of the assets, generally 33 years for buildings, 10-17 years for machines and 4-5 years for tools, office equipment and vehicles. Depreciation is included in cost of goods sold, selling or administrative expenses depending on where the assets have been used.

Goodwill is amortized on a straight-line basis, normally over a 10-year period but in some cases over a 20-year period. Goodwill is amortized over more than 5 years in cases where the acquired company has an established knowledge within its business, developed customer relations and a strategic relation to the Group’s business.

Patents and similar rights are stated at cost and are amortized over their legal lives which generally range from 8 to 11 years.

Other intangible assets are stated at cost and are amortized over their estimated useful lives, not more than 20 years.

Negative goodwill is generally amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Any negative goodwill that relates to expected future losses and expenses is recognized as income when the losses and expenses are recognized.

Impairment of assets

Consideration is given at each balance sheet date to determine whether there is any indication of impairment of the carrying amounts of the Group’s assets. If any indication exists, an asset’s recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the estimated net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on the average borrowing rate of the country where the assets are located, adjusted for risks specific to the asset.

Capitalization of software

The Group capitalizes software, including internally generated costs, if it is probable that the future economic benefits that are attributable to it will flow to the company and the cost can be reliably measured. In addition, the cost must represent the initial investment or significantly increase standards of performance.

Research and development

Research expenditures are charged against earnings as incurred and accounted for as cost of goods sold in the consolidated income statement.

Expenditures during the development phase are capitalised as intangible assets if it is probable, with a high degree of certainty, that they will result in future economic benefits for the Group. This means that stringent criteria must be met before a development project results in the recording of an intangible asset. Such criteria include the ability to complete the project, proof of technical feasibility and market existence, as well as intention and ability to use or sell the intangible asset. It must also be possible to reliably measure the expenditures during the development phase. When capitalised, the intangible asset is amortized over its estimated useful life.

Leases

A lease agreement that transfers substantially all the benefits and risks of ownership to the Group is accounted for as a finance lease. Finance leases are recorded as tangible assets, initially at an amount equal to the present value of the minimum lease payments during the lease term. Finance leases are amortized in a manner consistent with the Group’s normal depreciation policy for owned tangible assets. Lease payments are apportioned between the finance charge and the reduction of the outstanding finance lease obligation. The finance charge is allocated to periods during the lease term as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Other leases are accounted for as operating leases. Such rental expenses are recognized in the income statement, on a straightline basis, over the lease term.

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

Other operating income and Other operating expenses

Other operating income and Other operating expenses include items such as exchange gains and losses arising on operating assets and liabilities, gains and losses on sales of non-production related capital assets, gains and losses on sales or closures of companies and operations and rental revenues. The concept of non-comparative items is not used by the Group. Comparative information is found in comments to the consolidated income statements.

Income taxes

General

Taxes include current taxes on profits, deferred taxes and other taxes such as taxes on capital, actual or potential withholding on current and expected transfers of income from Group companies and tax adjustments relating to prior years. Income taxes are recognized in the income statement, except to the extent that they relate to items directly taken to equity, in which case they are recognized in equity.

Current taxes

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

Deferred taxes

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

Other taxes

Other taxes (see Note 6), refer to taxes other than income taxes which should not be included elsewhere in the income statement.

Provisions

Provisions are made when the Group has liabilities of uncertain timing or amount. The provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Restructuring provisions are recognized when a detailed formal plan has been established and when there is a public announcement of the plan whereby creating a valid expectation that the plan will be carried out.

Post-employment benefits

The post-employment liabilities and assets arise from defined benefit obligations. These obligations and the related current service cost are determined using the projected unit credit method. Valuations are carried out annually for the most significant plans and on a regular basis for other plans. External actuarial experts are used for these valuations. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located.

The Group's plans are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the all-purpose assets of the company sponsoring the plan. The related liabilities carried in the balance sheet represent the present value of the defined benefit obligation, adjusted for unrecognised actuarial gains and losses and past service costs.

Under externally funded defined benefit plans, the assets of the plans are held separately from those of the Group, in independently administered funds. The related balance sheet liability or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation, taking into account any unrecognised actuarial gains or losses and past service cost. However, an asset is recognised only to the extent that it represents a future economic benefit which is actually available to the Group for example in the form of reductions in future contributions, or refunds from the plan. When such excess is not available it is not recognised, but is disclosed in the notes.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the income statement, over the remaining service lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of the plan assets at the end of the previous year. For all defined benefits plans the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets (only funded plans) and past service cost as well as any amortised actuarial gains and losses. The past service cost for changes in pension benefits is recognised when such benefits vest, or amortised over the periods until vesting occurs.

The defined benefit accounting described above is applied only in the consolidated accounts. Subsidiaries, including the Parent Company, continue to use the local statutory pension calculations to determine pension costs and provisions in the stand-alone statutory reporting. Some post-employment benefits are also provided by defined contribution schemes, where the Group has no obligation to pay benefits after payment of an agreed-upon contribution to the third party responsible for the plan. Such contributions are recognised as expense when incurred.

A portion of the ITP pensions arrangements in Sweden is financed through insurance premiums to Alecta. This arrangement is considered to be a multi-employer plan where defined benefit accounting is required. Alecta is currently unable to provide the information needed to do such accounting. As a result, such insurance premiums paid are currently accounted for as a defined contribution expense.

Changes in accounting principles in 2003

Effective in 2003, the Group has adopted the following recommendations, issued by the Swedish Financial Accounting Standard Council Board:

- "Presentation of financial statements" (RR 22)
- "Investment property" (RR 24)
- "Segment reporting"(RR 25)
- "Events after balance the sheet date" (RR 26)
- "Financial Instruments: disclosure and presentation" (RR 27)
- "Accounting for government grants" (RR 28)
- "Employee benefits" (RR 29)
- "Classification of multi-employer plan Alecta" (URA 42)

The adoption of "Presentation of financial statements" mainly resulted in a new statement of changes in shareholders’ equity. Applying "Segment reporting" the SKF Group defined its divisions as its primary segments. Segment/Division information in 2002 and 2001 has as a consequence of the new principle been included in the notes to the financial statements and restated to include all operational assets and liabilities. For more details, see Segment information above. The adoption of "Financial Instruments: disclosure and presentation" mainly affected the disclosures of fair values of financial assets and liabilities (see Note 27). The Group implemented "Employee benefits", resulting in a one-time charge against equity of 1 447 (net post-employment provision of 2 290 less deferred tax effect of 843), in accordance with "Accounting for Changes in Accounting Principles" (RR 5). URA 42 required the Group's participation in Alecta via premiums to be accounted for as a defined benefit plan. However, the Group was unable to apply this due to unavailability of information from Alecta. As a consequence Alecta was accounted for as a defined contribution plan (see Note 16). Events after balance sheet date resulted in a new note covering this area (see Note 31). RR 24 and RR 28 have not affected the accounting or disclosures of the Group. Reclassifications were made to the December 31, 2002 and 2001 balance sheets to present the Group's deferred tax assets and liabilities on a net basis and on a long-term basis. These reclassifications resulted in a decrease in total assets and total liabilities as of December 31, 2002 of 306 and a decrease in total assets and total liabilities of 463 as of December 31, 2001.

Changes in accounting principles in 2002

Beginning in 2002, management expenses are classified as Cost of goods sold and/or Selling and Administrative expenses based on the type of operation. Certain reclassifications have been made to the 2001 financial statements originally published in the 2001 Annual Report in order for them to conform to the current presentation. These reclassifications resulted in Cost of goods sold increasing by 428, Selling expenses decreasing by 202, and Administrative expenses decreasing by 226 during 2001.

International Financial Reporting Standards

Effective January 1, 2005, all listed European Union companies are required to present their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The transition year for the SKF Group will be 2003, which means that the financial information for 2003 and 2004 will be restated from Swedish GAAP to IFRS in the Group published reports for 2005.

An SKF/IFRS project was initiated in 2002 to preliminarily identify the significant differences between Swedish GAAP and IFRS. In-depth investigation were made and followed by the development of actions plans in 2003. These activities will continue into 2004. Uncertainties remain, however, as the International Accounting Standards Board (IASB) has not yet finalized several projects which could have a significant impact on the accounting and disclosure rules in certain areas.

The Group has a process in place both to resolve differences relating to IFRS’s in force and monitor ongoing and coming changes based on the standard setting work carried out by IASB. This process includes discussions on issues with external IFRS experts and identifying solutions to handle the differences in the appropriate way. In 2004, all IFRS adjustments will be identified and the process of calculating the IFRS adjustments per month will commence, resulting in restated financial statements 2003 and 2004 finalised during the first quarter 2005. Disclosures will be presented about the impact of the transition in the quarter 1, 2005 interim report.

Major disclosure differences based on the current IFRS status relate to the following areas; judgements, assumptions, risks and information regarding acquisition of companies. Major accounting differences based on the current IFRS status relate to the following areas:

• Intangible assets – Goodwill amortization will no longer be allowed;
• Share-based payment – The fair value of awards is recognized in equity at grant date and expensed during the vesting period;
• Financial instruments – In general to be reported at fair value and depending on classification, to be taken either through the income statement or directly to shareholders’ equity;
• Cash and cash equivalents – must be strictly interpreted as less than three months instruments from purchase date and should not be based on intent or liquidity.

2. Segment information

Customer segment

The SKF Group is divided into five divisions, each one focusing on specific customer groups worldwide.

The Industrial Division is responsible for sales to industrial OEM customers, and for the product development and production of a wide range of bearings (in particular spherical and cylindrical roller bearings, and angular contact ball bearings) and related products. The Division has specialized business areas for Railways, Linear Motion & Precision Technologies and Couplings.

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and for sales to the vehicle service market, and also for product development and the production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of all deep groove ball bearings and all bearing seals within the SKF Group. Of the Division's total sales 70% are made through other Divisions.

The Service Division is responsible for sales to the industrial after-market mainly via a network of some 7 000 distributor locations. The Division also supports industrial customers with knowledge-based service solutions to optimise plant asset efficiency. The business area SKF Reliability Systems offers mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution both for the SKF Group and external customers.

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gear- boxes and airframes, subsystems for fly-by-wire solutions and also for offering various services including the repair of bearings. Ovako Steel is responsible for sales, product development and the production of special steels and steel components for the bearing industry and also for automotive and general engineering customers with demanding applications.

	Net sales			Sales including intra - Group sales
	2003	2002	2001	2003	2002	2001
Industrial	9 714	9 742	9 966	15 343	15 650	15 979
Automotive	13 108	13 483	13 436	14 535	14 930	15 018
Service	13 111	13 501	13 971	14 643	15 040	15 554
Electrical	1 856	1 935	1 948	6 486	6 708	6 997
Aero and Steel	3 551	3 741	3 983	6 016	6 321	6 629
Other operations	37	28	66	40	30	68
Eliminations	-	-	-	-15 686	-16 249	-16 875
Group total	41 377	42 430	43 370	41 377	42 430	43 370

	Operating profit			Depreciation, amortization and impairments
	2003	2002	2001	2003	2002	2001
Industrial	1 434	1 625	1 665	443	475	456
Automotive	434	523	407	569	577	628
Service	1 420	1 418	1 298	109	96	86
Electrical	215	419	303	389	372	424
Aero and Steel	-167	213	206	435	260	278
Other operations	-24	-25	-24	-	-	-
Eliminations and unallocated items	-13	-151	-221	-153	79	-78
Group total	3 299	4 022	3 634	1 792	1 859	1 794

Impairment losses 2003 total led 205, of which 15 related to goodwill, 21 related to other intangible assets and 169 related to tangible assets. The most significant individual impairment of tangible assets relates to the restructuring of the Ovako Steel business.

	Asset			Liabilities
	2003	2002	2001	2003	2002	2001
Industrial	7 665	8 345	8 857	1 944	2 035	2 115
Automotive	7 717	8 700	9 379	1 989	2 292	2 051
Service	3 905	4 282	4 397	1 250	1 523	1 585
Electrical	3 760	4 228	4 614	1 283	1 435	1 285
Aero and Steel	3 943	4 466	4 808	1 111	1 154	1 093
Other operations	45	54	48	8	4	7
Eliminations and unallocated items	9 291	8 602	8 331	13 078	13 299	15 483
Group total	36 326	38 677	40 434	20 663	21 742	23 619

Unallocated assets and liabilities include all tax items and items of a financial interest bearing nature, including post-employment benefit assets and provisions. For further information see Note 1, Segment information.

	Capital expenditures excl revaluations
	2003	2002	2001
Industrial	410	261	301
Automotive	453	661	523
Service	41	59	57
Electrical	203	350	299
Aero and Steel	233	172	223
Other operations	-	-	-
Eliminations and unallocated items	39	-61	0
Group total	1 379	1 442	1 403

Geographical segments

SKF has more than 80 factories in more than 20 countries. Ball-and roller bearings, bearing units and seals for the automotive- and industrial OEM producers and for the aftermarket are produced in Europe, North America and Asia. Ball bearings are also produced in South Africa. Linear motion products and machine tools are made mainly in Europe and, to some extent, also in North America. Specialty steel is produced in Europe. SKF has some two million customers worldwide. Ball- and roller bearings, bearing units and seals are sold globally while linear motion products and machine tools are sold mainly in Europe and North America. Europe accounts for 90% of the sales of steel products. Products for the industrial and automotive aftermarket are sold via a network of distributors and dealers in some 15 000 locations in more than 140 countries. Mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts comprise a relatively small but growing business with customers worldwide.

Net sales by customer location
	2003	2002	2001
North America	9 244	10 879	11 444
Europe	23 401	23 092	23 313
Asia/Pacific	5 912	5 701	5 592
Other	2 820	2 758	3 021
Eliminations	-	-	-
Group total	41 377	42 430	43 370

Assets
	2003	2002	2001
North America	5 590	7 793	9 283
Europe	26 694	27 011	26 853
Asia/Pacific	3 916	4 020	4 518
Other	1 453	1 524	1 901
Eliminations	-1 327	-1 671	-2 121
Group total	36 326	38 677	40 434

	Capital expenditures excl revaluations
	2003	2002	2001
North America	167	204	196
Europe	1 058	1 142	1 060
Asia/Pacific	111	96	85
Other	50	85	88
Eliminations	-7	-85	-26
Group total	1 379	1 442	1 403

3. Research and development

Research and development expenditures totalled 750 (767 and 871). Additionally, the Group enters into external research contracts where the Group produces prototypes of various products on behalf of a third party. Expenses under such contracts were 11 (9 and 17).

No intangible assets have been recorded that are related to development expenditures.

4. Depreciation, amortization and impairments

	2003	2002	2001
Land improvements	6	7	8
Buildings	131	129	134
Machinery, supply systems, machine tools, tooling and factory fittings	1 522	1 528	1 559
Intangible assets¹	118	178	80
Revaluations	15	17	13
	1 792	1 859	1 794

¹Intangible assets for 2002 and 2001 only included goodwill.

Depreciation, amortization and impairments are accounted for as:

	2003	2002	2001
Cost of goods sold	1 567	1 555	1 571
Selling expenses	214	293	205
Administrative expenses	11	11	18
	1 792	1 859	1 794

Impairment losses of 205 (185 and 0) have been included above.

5. Financial income and Financial expense

Financial income:	2003	2002	2001
Income from equity securities and long-term financial investments	- 144	- 172	144
Other interest income and similar items	92	150	515
Total financial income	- 52	- 22	659

Specification of financial income:	2003	2002	2001
Dividends related to income from equity securities and long-term financial investments	7	6	16
Interest income related to:
- income from equity securities and long-term financial investments	9	9	15
- other interest income and similar items	185	277	317
Financial exchange gains and losses related to
- loss (gain) from equity securities and long-term financial investments	- 160	- 187	113
- other interest income and similar items	- 93	- 127	198
Total financial income	- 52	- 22	659

Financial expense:	2003	2002	2001
Interest expense and similar items	- 454	- 458	- 1 173
Total financial expense	- 454	- 458	- 1 173

Specification of financial expense:	2003	2002	2001
Interest expense related to:
- financial liabilities for interest expense and similar items	- 277	- 383	- 504
- pensions and other postretirement benefits (see Note 15)	-	- 376	- 382
- post-employment benefits (see Note 15)	- 427	-	-

Financial exchange gains and losses related to
-interest expense and similar items	250	301	- 287
Total financial expense	- 454	- 458	- 1 173

Adjustment to market value of short-term financial assets affected Financial income and Financial expense by -9 (17 and -5).

Interest received amounted to 249 (333 and 271). Interest payments amounted to 313 (519 and 645).

6. Taxes

	2003	2002	2001
Taxes on profit before taxes:
-current taxes	- 1 006	- 690	- 661
-deferred taxes, net	303	- 358	- 237
Other taxes	5	- 7	- 11
	- 698	- 1 055	- 909

Deferred taxes for 2003 included a tax benefit of 141 related to the net change in the valuation allowance. Of this income, -1 represented an adjustment of the opening balance of the valuation allowance still existing at year-end. The adjustment was due to a change in circumstances that affected the judgement on the realizabillity of the related deferred tax asset in future years.

Changes in tax rates used to calculate deferred tax had a positive impact of 9 (4 and 0).

	2003	2002	2001
Long-term deferred tax assets	940	604	540
Provisions for long-term deferred taxes	1 077	1 859	1 430
Provisions for deferred taxes/ deferred tax assets – net	-137	-1 255	-890

Short-term income taxes receivable	126	188	74
Short-term income taxes payable	-285	-311	-343
	-159	-123	-269

Gross deferred tax assets and provisions were related to the following items:

Deferred tax assets:	2003	2002	2001
Provisions for pensions and other post-retirement benefits	–	434	528
Provisions for post-employment benefits	1 141	–	–
Tax loss carry-forwards	379	407	919
Inventories	238	328	312
Tangible assets	180	260	311
Other	727	759	823
Gross deferred tax assets	2 665	2 188	2 893
Valuation allowance	- 561	- 669	- 968
Net deferred tax assets	2 104	1 519	1 925

Provisions for deferred taxes:	2003	2002	2001
Provisions for pensions and other post-retirement benefits	–	86	24
Provisions for post-employment benefits	18	–	–
Inventories	341	423	430
Tangible assets	1 601	1 871	2 041
Other	281	394	320
Gross provision for deferred taxes	2 241	2 774	2 815
Provisions for deferred taxes/ deferred tax assets – net	- 137	- 1 255	- 890

The SKF Group implemented "Employee benefits" (RR 29) as of January 1, 2003. The one-time effect of this change in accounting principle decreased equity with
-1 447, which was net of a deferred tax asset of 843.

Corporate income tax

The corporate statutory income tax rate in Sweden was 28% in 2003, 2002 and 2001. The actual tax rate on profit before taxes was 25% (30% and 29%). A reconciliation of the statutory tax in Sweden to the actual tax is outlined below:

	2003	2002	2001
Tax calculated on statutory tax rate in Sweden	-782	-992	-874
Difference between statutory tax rate in Sweden and foreign subsidiaries’ weighted statutory tax rate	-35	-85	-141
Other taxes	5	-7	-11
Permanent differences	-14	-148	26
Tax loss carry-forwards, net of changes in valuation allowance	43	131	50
Other, including translation adjustments	85	46	41
Actual tax	-698	-1 055	-909

Tax loss carry-forwards

At December 31 certain subsidiaries, had tax loss carry-forwards amounting to 1 157 (1 205 and 2 726). Such tax loss carry-forwards expire as follows:

2004	112
2005	57
2006	44
2007	45
2008	149
2009 and thereafter	750

At December 31, 2003, the total tax loss carry-forwards have resulted in deferred tax assets of 98, net of valuation allowances, which are included in gross deferred tax assets above. Losses can be used to reduce future taxable income, but since their benefit has already been recorded, their future use will not reduce the total tax expense of the Group with the exception of any release of the valuation allowance.

7. Intangible assets

Acquisition cost:	2003	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	RR 29¹	2002	2001
Goodwill	1 263	21	44	–	–	–	- 204	–	1 402	1 547
Patents and similar rights	42	2	12	–	–	- 14	- 3	–	45	29
Software	43	17	–	–	–	- 10	- 9	–	45	13
Leaseholds	31	–	–	- 1	–	7	- 4	–	29	30
Other intangible assets	63	–	20	–	–	1	- 7	- 399	448	524
	1 442	40	76	- 1	–	- 16	- 227	- 399	1 969	2 143

Accumulated amortization and impairments:	2003	Amortization	Businesses acquired	Disposals	Impairments	Other	Translation effects	RR 29¹	2002	2001
Goodwill	727	62	–	–	15	–	- 110	–	760	704
Patent and similar rights	19	4	–	–	3	- 3	- 1	–	16	13
Software	10	8	–	–	–	- 2	- 1	–	5	2
Leaseholds	9	2	–	–	–	2	–	–	5	2
Other intangible assets	29	6	–	–	18	2	1	- 118	120	152
	794	82	–	–	36	- 1	- 111	- 118	906	873
Net book value	648	- 42	76	- 1	- 36	- 15	- 116	- 281	1 063	1 270

1)Due to the adoption of "Employee benefits" (RR 29) the net book value of Other intangible assets has been reduced by 281.

8. Tangible assets

Acquisition cost including revaluations:	2003	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2002	2001
Buildings	4 304	96	–	- 242	–	44	- 248	4 654	5 269
- Revaluations	437	–	–	- 4	–	- 4	- 10	455	398
Land	567	7	–	- 44	–	5	- 22	621	672
- Revaluations	101	–	–	- 1	–	4	- 2	100	101
Machinery and supply systems	21 484	924	–	- 1 031	–	306	- 1 264	22 549	24 337
- Revaluations	146	–	–	- 4	–	–	- 7	157	22
Machine tools, tooling, factory fittings, etc	2 918	177	5	- 89	–	- 177	- 191	3 193	3 355
Construction in process including advances	843	175	–	–	–	- 148	- 43	859	881
	30 800	1 379	5	- 1 415	–	30	- 1 787	32 588	35 035

Accumulated depreciation and impairments:	2003	Depreciation	Businesses acquired	Disposals	Impairments	Other	Translation effects	2002	2001
Buildings	2 413	117	–	- 128	14	–	- 97	2 507	2 910
- Revaluations	308	12	–	- 2	–	- 2	- 7	307	264
Land	189	5	–	- 6	1	–	- 3	192	216
- Revaluations	9	–	–	–	–	2	1	6	6
Machinery and supply systems	14 246	1 160	–	- 898	154	166	- 823	14 487	15 353
- Revaluations	156	3	–	- 4	–	–	- 6	163	57
Machine tools, tooling, factory fittings, etc	2 341	208	–	- 87	–	- 138	- 150	2 508	2 630
	19 662	1 505	–	- 1 125	169	28	- 1 085	20 170	21 436
Net book value	11 138	- 126	5	- 290	- 169	2	- 702	12 418	13 599

Finance leases included in tangible assets consisted of the following:

Acquisition value:	2003	2002	2001
Buildings	40	67	78
Land	–	6	6
Machinery and supply systems	8	11	16
Machine tools, tooling, factory fittings, etc	54	51	55
	102	135	155

Accumulated depreciation:	2003	2002	2001
Buildings	37	53	60
Machinery and supply systems	3	3	4
Machine tools, tooling, factory fittings, etc	31	21	28
	71	77	92
Net book value	31	58	63

Tax value of Swedish real estate:	2003	2002	2001
Land	132	130	130
Buildings	536	526	526
	668	656	656

9. Long-term financial and other assets

	2003	2002	2001
Long-term financial receivables	134	154	175
Debt securities	23	25	27
Defined benefit assets under RR 29	24	-	-
Other long-term receivables	291	1 164	1 208
	472	1 343	1 410

Other long-term receivables in 2002 included pension assets as defined under previous GAAP of 834.

Book value and fair value of long-term financial assets were as follows:

	2003
	Book value	Fair value	Interest rate %
Long-term financial receivables (maturing from 2005 to 2018)	134	144	0.0 - 9.6
Debt securities	23	23	6.1 - 9.0
	157	167

Long-term financial assets outstanding at December 31, 2003 per currency were as follows:
USD	25
SEK	19
EUR	69
INR	17
Other currencies	27
157

A majority of the long-term financial receivables were interest free deposits mainly for rent. The rest of the long-term financial receivables have fixed interest rates until maturity.

Debt securities amounting to 18 have no fixed interest rate and are replaced by new ones as soon as they mature. The interest rate for these debt securities was 6.1% for 2003.

10. Inventories

	2003	2002	2001
Raw materials and supplies	1 761	1 876	2 083
Work in process	1 516	1 589	1 694
Finished goods	5 152	5 522	5 336
	8 429	8 987	9 113

Inventory values are stated net of a provision for net realisable value, including obsolescence, of 603. The amount charged to expense for net realisable provisions during the year was 21. Reversals of net realisable provisions during the year was 21. The amount of inventory carried at net realisable value was 1 261.

11. Accounts receivable

	2003	2002	2001
Accounts receivable	6 277	6 659	7 294
Acceptances receivable	437	419	449
	6 714	7 078	7 743
Allowance for doubtful accounts	- 198	- 238	- 301
	6 516	6 840	7 442

The change in allowance for doubtful accounts charged against profit amounted to 28 (42 and 50).

12. Other short-term assets

	2003	2002	2001
Other short-term receivables	851	851	685
Associated companies	–	3	5
Prepaid expenses	328	261	274
Accrued income	68	109	162
Advances to suppliers	104	61	69
	1 351	1 285	1 195

13. Short-term financial assets

	2003	2002	2001
Short-term investments - - in bonds and other securities	1 442	438	699
- in treasury bills and government bonds	1 260	1 475	2 281
- with banks	740	1 796	470
- other	1 934	783	821
Cash and bank accounts	966	1 038	1 116
	6 342	5 530	5 387

Debt securities which represent highly liquid assets and which are bought and held principally for selling them in the near term are valued and reported at market value (see Note 1). For other short-term deposits book value was assumed to represent market value.

Adjustment to market value of short-term financial assets affected Financial income and Financial expense by -9 (17 and -5).

14. Share capital

The share capital at December 31, 2003, consisted of the following shares (par value SEK 12.50 per share):

	Number of shares authorized and outstanding	Aggregate par value
A-shares	32 383 377	405
B-shares	81 454 390	1 018
Opening balance 2003-01-01	113 837 767	1 423
Converted A-shares	- 11 011 050	- 138
Converted B-shares	11 011 050	138
A-shares	21 372 327	267
B-shares	92 465 440	1 156
Closing balance 2003-12-31	113 837 767	1 423

An A-share has one vote and a B-share has one-tenth of one vote. It was decided at AB SKF’s Annual General Meeting on April 18, 2002 to insert a share conversion clause in the Articles of Association that allows owners of A-shares to convert those to B-shares. Since the decision was taken 27 884 005 A-shares has been converted to B-shares.

15. Provisions for post-employment benefits

Reconciliation of post-employment benefit amounts on balance sheet:	Funded pension and other	Unfunded Pension	Unfunded Other	2003 Total	2003 Jan 1
Defined benefit obligation	5 981	5 276	2 041	13 298	13 925
Fair value of plan assets	- 5 636	–	–	- 5 636	- 5 749
Unrecognised past service costs	17	15	27	59	17
Unrecognised actuarial gains/losses (-)	213	- 166	90	137	–
Asset limitation	3	–	–	3	3
Net post-employment benefit liabilities	578	5 125	2 158	7 861	8 196
Reflected in the balance sheet as: Defined benefit assets	-24	–	–	- 24	- 24
Provisions for post-employment benefits	602	5 125	2 158	7 885	8 220
Net post-employment benefit liabilities	578	5 125	2 158	7 861	8 196

Post-employment pension benefits

The Group sponsors defined benefit pension plans in a number of companies, where the employees are eligible for retirement benefits based on pensionable remuneration and length of service. The most significant plans are in the U.S., Germany, U.K. and Sweden. The Swedish plan supplements a statutory pension where benefits are established by national organisations. Plans in Germany, the UK, and the United States are designed to supplement these countries’ social security pensions.

Other post-employment benefits

The majority of other post-employment benefits relate to post-retirement health care plans and retirement and termination indemnities. The post-retirement health care plans cover most salaried and hourly employees in the United States. These plans provide certain health care and life insurance benefits for eligible retired employees. The subsidiaries in Italy sponsor termination indemnities, TFR, in accordance with Italian law, which are paid out as a lump sum amount to all employees immediately upon termination, for any reason. The subsidiaries in France sponsor a retirement indemnity plan in accordance with French National Employer/Employee agreements where a lump sum is paid to employees upon retirement.

Geographical distribution of total defined benefit obligations:
2003 Total
Europe	7 816
Americas	5 358
Rest of the world	124
13 298
Geographical distribution of total plan assets
Europe	1 382
Americas	4 167
Rest of the world	87
5 636
Specification of total plan assets:
Government bonds	867
Corporate bonds	422
Equity instruments	3 859
Real estate	312
SKF shares	39
Other, primarily cash	137
5 636

Specification of amounts recognized in the balance sheet:	Funded pension and other	Unfunded Pension	Unfunded Other	Total
Prepaid and other pension assets at December 31, 2002	- 904	- 215	- 20	- 1 139
Provisions for employee benefits other than pensions at December 31, 2002	104	27	838	969
Pension and similar provisions at December 31, 2002	139	4 595	1 342	6 076
Net at December 31, 2002	- 661	4 407	2 160	5 906
Change in accounting principle - Adoption of "Employee Benefits" (RR 29)	1 250	802	238	2 290
Net post-employment defined benefit liability at January 1, 2003	589	5 209	2 398	8 196
Post-employment defined benefit expense	101	353	166	620
Payments	- 25	- 289	- 194	- 508
Contributions	- 36	–	–	- 36
Other	- 10	5	3	- 2
Translation difference	- 41	- 153	- 215	- 409
Net post-employment defined benefit liabilities at December 31, 2003	578	5 125	2 158	7 861

Prepaid and other pension assets at December 31, 2002, were included in Long-term financial assets and Intangible assets. Provisions for employee benefits other than pensions were classified as other provisions at December 31, 2002, the majority of which relates to termination indemnities in Italy.

Components of total post-employment benefit expense:	2003 Total
Defined benefit expense:
Current service cost	274
Interest cost	769
Expected return on plan assets	- 418
Past service cost	- 6
Other	1
Post-employment defined benefit expense	620
Post-employment defined contribution expense	251
Total post-employment benefit expense	871

Whereof:
Amounts charged to operating income	444
Amounts charged to financial expense	427
Total post-employment benefit expense	871
Actual return on plan assets	- 1 029

Interest cost and the expected return on assets to the extent that it covers that plan's interest cost, is classified as Financial expense. Other expense items as well as any remaining expected return on assets and all defined contribution expense are allocated to the operations based on the employee's function as manufacturing, selling or administrative. 16 of the defined contribution expense relates to premiums to a multiemployer plan in Sweden, Alecta, for which no defined benefit accounting could be made.

"Employee benefits" (RR 29) was applied beginning January 1, 2003, therefore expenses for 2002 and 2001 were not restated for the new accounting principle. In these years, the pension, post-retirement medical, and other employee benefit expenses were calculated based on the local rules for each country sponsoring such benefits.

A summary of these expenses compared with 2003 is as follows:

	2003	2002	2001
Post-employment defined benefit expense	620	–	–
of which financial expense	427	–	–
Post-employment defined contribution expense	251	–	–
Pensions including defined contribution plans	–	601	614
of which financial expense	–	272	258
Post-retirement medical	–	125	154
of which financial expense	–	104	124
Provisions for other employee benefits	–	124	160
of which financial expense	–	–	–
Total	871	850	928
of which financial expense	427	376	382
Principal weighted-average assumptions: Discount rate:		2003
Europe		5.0
Americas		6.2
Rest of the world		5.3

Expected return on plan assets
Europe		6.4
Americas		8.9
Rest of the world		5.5

Rate of salary increase
Europe		2.7
Americas		4.9
Rest of the world		4.2

Medical cost trend rate
USA		11.5

16. Other provisions

	2003	Provisions for the year	Utilized amounts	Reversal Unutilised amounts	Other	Translation effect	RR 29 reclass	2002	2001
Provisions for employee benefits other than pensions	–	–	-	–		–	- 958	958	1 010
Restructuring provisions	761	561	- 174	- 125	1	- 18	–	516	666
Environmental provisions	220	11	- 10	–	5	- 17	–	231	276
Warranty provisions	426	194	- 130	- 74	1	- 22	–	457	239
Long-term employee benefits	357	159	- 37	- 20	14	- 4	- 11	256	175
Other	617	200	- 195	- 153	- 38	- 50	–	853	1 063
	2 381	1 125	- 546	- 372	- 17	- 111	- 969	3 271	3 429

As from January 1, 2003, all provisions for employee benefits other than pensions and a minor provision for long-term employee benefits have been reclassified according to "Employee benefits" (RR 29).

A restructuring activity is defined as a program that is planned and controlled by management and materially changes either the scope of the business undertaken by a company or the manner in which the business is conducted. Restructuring activities include, among other things, plant closures and relocations as well as significant changes in organizational structure. The majority of restructuring provisions at December 31, 2003, related to agreed reductions of employees. The majority of restructuring provisions as of December 31, 2003, are expected to be settled within 18 months.

Environmental and warranty provisions cover obligations not settled at year-end. Long-term employee benefits include primarily jubilee bonuses and part-time retirement programs that are provided to employees in certain countries, and are expected to be settled before employment ends. Other provisions include primarily litigation, insurance, anti-dumping duties, and negative goodwill.

17. Long-term loans

	2003		2002		2001
Long-term loans at the end of the year, were:	Book value	Fair value	Book value	Fair value	Book value	Fair value
Bonds and debentures (maturing 2007)	1 167	1 347	1 646	1 666	2 507	2 652
Bank loans (maturing 2014)	4	4	43	40	69	65
Other loans (maturing from 2006 to 2013)	75	71	88	83	254	258
	1 246	1 422	1 777	1 789	2 830	2 975

The short-term portion of long-term loans is included in short-term loans (see Note 20).

For all loans, fair values have been assessed by discounting future cash flows at market interest rate for each maturity.

The terms of certain loan agreements in the subsidiaries contain various restrictions, relating principally to the further pledging of assets, additional borrowing and payment of intercompany dividends. Of the long-term loans, 31 (82 and 180) were secured at December 31.

At December 31, 2003, the Group had unutilised long-term lines of credit of 2 181 expiring in 2006. Commitment fees of 0.18% are required on these lines of credit.

Maturities of long-term loans outstanding at December 31 were as follows:
	2003	2002	2001
Year 2	11	281	560
Year 3	9	10	339
Year 4	1 171	13	80
Year 5	5	1 417	21
Year 6	4	5	1 710
After year 6	46	51	120
	1 246	1 777	2 830

Long-term loans outstanding at December 31 per currency were as follows:

	2003		2002	2001
	Amount	Interest rate %	Amount	Amount
USD	1 189	7.1 - 7.6	1 441	2 250
SEK	35	2.3 - 4.0	235	352
EUR	13	0.0 - 8.5	13	2
INR	-	-	67	192
IDR	6	4.0 - 6.0	10	13
Other currencies	3	4.9 - 5.3	11	21
1 246			1 777	2 830

The majority of the loans in EUR carries no interest, representing government loans. For all other loans interest rates are fixed until maturity.

18. Other long-term liabilities

	2003	2002	2001
Long-term portion of financeleases (see Note 19)	15	23	29
Other	97	42	47
	112	65	76

19. Leases

Future minimum rental commitments at December 31, 2003, for finance leases and non-cancellable (within one year) operating leases were as follows:

	Finance leases	Operating leases
2004	11	201
2005	7	164
2006	5	123
2007	3	102
2008	1	80
2009 and thereafter	0	407
Less: Interest and executory costs	- 1
Present value of minimum lease payments under finance leases	26
Less: Current portion	- 11
Long-term portion (see Note 18)	15

Net rental expense related to operating leases was 187 (209 and 227).

Contingent rentals and sub-lease revenues were not significant in any of the years presented.

20. Short-term loans

	2003	2002	2001
Bank loans	85	127	324
Other short-term loans	50	62	124
	135	189	448
Short-term portion of long-term loans	237	443	263
	372	632	711

The maximum of the monthly short-term loans outstanding, excluding the short-term portion of long-term loans, was 314 (490 and 747). The average of monthly short-term loans outstanding during the year was 177 (377 and 611). The weighted average interest rate was 3.4% (4.4% and 6.9%). Average amounts outstanding and weighted average interest rates have been computed based on the amounts outstanding at the end of each month. The interest rate at December 31, 2003 was 5.1%. The majority of short-term loans have maturities shorter than three months. The book value of short-term loans has been assumed to approximate fair value.

21. Accounts payable

	2003	2002	2001
Accounts payable	2 881	3 305	2 947
Acceptances payable	302	293	279
	3 183	3 598	3 226

22. Other short-term liabilities

	2003	2002	2001
Other short-term liabilities	935	862	891
Accrued expenses and deferred income	3 187	3 291	3 639
	4 122	4 153	4 530

Accrued expenses and deferred income included accrued vacation pay of 595 (620 and 657). Accrued social charges (including payroll taxes) of 460 (421 and 418) were also included.

23. Assets pledged

Assets that have been pledged to secure loans and other obligations:
	2003	2002	2001
Mortgages on real estate	88	141	260
Chattel mortgages	90	70	116
Other mortgages	–	–	42
	178	211	418

Mortgages are stated at the nominal value of the mortgage deeds and other pledged assets are stated at net book value. The pledged assets secured loans and other obligations of 76 (120 and 319) at December 31.

24. Contingent liabilities

	2003	2002	2001
Discounted bills	2	2	21
Other guarantees and contingent liabilities	84	62	89
	86	64	110

25. Specification of salaries, wages, other remunerations and social charges

	2003	2003	2002	2002	2001	2001
	Salaries, wages and other remunerations	Social charges [1] (whereof pension cost)	Salaries, wages and other remunerations	Social charges (whereof pension cost)	Salaries, wages and other remunerations	Social charges (whereof pension cost)
Parent Company in Sweden	107	135	101	74	91	65
		(55) [2]		(52)		(50)
Subsidiaries in Sweden	1 429	838	1 366	702	1 417	802
		(153)		(208)		(255)
Subsidiaries abroad	9 308	2 795	9 321	2 757	9 615	2 822
		(479)		(341)		(309)
	10 844	3 768	10 788	3 533	11 123	3 689
		(687)		(601)		(614)

1) Included in social charges were restructuring expenses related to agreed reduction of employees. The corresponding provision was included in Restructuring provisions (see Note 16).
2) Pension cost for the Parent Company amounts to 55 according to "Employee Benefits" (RR 29), but 53 according to local rules (see Note 8 to the Parent Company).

Specification of salaries, wages and remunerations:

	2003 Board and President (whereof bonus etc,)	2003 Other employees	2002 Board and President (whereof bonus, etc)	2002 Other employees	2001 Board and President (whereof bonus, etc)	2001 Other employees
Parent Company in Sweden	16 (2)	91	19 (6)	82	17 (5)	74
Total Parent Company in Sweden	107		101		91
Subsidiaries in Sweden	20 (2)	1 409	19 (2)	1 347	18 (2)	1 399
Total Subsidiaries in Sweden	1 429		1 366		1 417
Subsidiaries abroad	102 (12)	9 206	100 (9)	9 221	89 (8)	9 526
Total subsidiaries abroad	9 308		9 321		9 615
Group	138 (16)	10 706	138 (17)	10 650	124 (15)	10 999
Total Group	10 844		10 788		11 123

Geographic specification of salaries, wages and remunerations in subsidiaries abroad: 3

	2003 Board and President (whereof bonus, etc)	2003 Other employees	2002 Board and President (whereof bonus, etc)	2002 Other employees	2001 Board and President (whereof bonus, etc)	2001 Other employees
France	8	1 236	11	1 162	6	1 193
Germany	16 (2)	2 602	13(2)	2 367	12 (3)	2 375
Italy	9	1 239	10 (1)	1 311	8 (1)	1 406
Other Western Europe excluding Sweden	20 (1)	1 355	21 (1)	1 314	22 (1)	1 199
Central and Eastern Europe	4	122	5	117	4	112
USA	5 (1)	1 875	4 (1)	2 176	6 (1)	2 360
Other North America	-	68	-	59	-	64
Latin America	12 (4)	164	9 (1)	193	7 (1)	290
Asia	23 (4)	471	24 (3)	451	22 (1)	440
Africa	5	74	3	71	2	87
	102	9 206	100	9 221	89	9 526
Total Subsidiaries abroad	9 308		9 321		9 615

3) A complete list of geographic specification of salaries, wages and remunerations abroad by country is available at Patent- och Registreringsverket and at the Parent Company.

Salaries, Wages and other Remunerations for SKF Board of Directors, Chief Executive Officer and Group Management

Principles

The Chairman of the Board and the Board Members are remunerated in accordance with the decision taken at the Annual General Meeting. No remuneration is paid to the employee representatives. To enhance shareholder value, the remuneration to the Chief Executive Officer and other senior managers in 2003 consisted of fixed annual salary, variable salary, other benefits, retirement benefits and stock option entitlements. The magnitude of the remuneration was in proportion to the manager's responsibility and authority. The right to variable salary was limited to a certain percentage of the fixed salary.

Board of Directors

At the Annual General Meeting held in 2003 it was decided that the Board shall be entitled to a fixed allotment of SEK 2 350 000 to be divided among the Board members according to the decision of the Board. It was further decided that an allotment corresponding to the value of 800 SKF B-shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B-shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company. When deciding upon the amount of the allotment, the value of an SKF B-share shall be determined at the average latest payment rate according to the quotations on the Stockholm Stock Exchange during the five trading days after publication of the company’s press release for the financial year 2003. Finally it was decided that an allotment of SEK 150 000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

At Board Meetings during 2003 it was decided that the fixed allotment should be divided as follows: SEK 700 000 should be distributed to the Chairman of the Board and SEK 275 000 to each of the other Board Members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment of SEK 37 500 for committee work be received by each of the Chairman, Ulla Litzén, Philip Green and Clas Åke Hedström.

Chief Executive Officer

Sune Carlsson left the position as Chief Executive Officer and President of AB SKF and retired on April 15, 2003. Sune Carlsson received in 2003 as salary and other remunerations from the company SEK 8 362 964, of which SEK 4 915 625 was variable salary and SEK 1 062 967 was compensation for earned vacation leave. Sune Carlsson's fixed annual salary for 2003 amounted on a full year basis to SEK 7 150 000 and prorated to the period January 1- April 15, 2003, to SEK 2 081 335. The variable salary was decided essentially according to the same principles as earlier years. AB SKF made premium payments in year 2003 for the future pension benefit of Sune Carlsson corresponding to 35% of the fixed annual salary Sune Carlsson received in 2003. The pension benefit is fee-based and the cost 2003 for this pension benefit amounted to SEK 636 051. Sune Carlsson's pension is a vested benefit, and is accordingly not conditioned upon future employment. Sune Carlsson was granted in 2003, free of charge, one stock option which allows him to acquire 25 000 existing SKF B-shares. The stock option was granted under the SKF Stock Option Program described below. Sune Carlsson holds from earlier allocation a stock option allowing him to acquire 23 708 existing SKF B-shares.

Tom Johnstone, Chief Executive Officer and President of AB SKF as of April 15, 2003 received from the company during the period April 15 - December 31, 2003 as salary and other remunerations a total of SEK 3 714 251. The remuneration received by Tom Johnstone from the company during the period January 1 – April 15, 2003, in his capacity as Executive Vice President and President of SKF's Automotive Division is included in the company's statement below of remunerations to Group Management. Tom Johnstone's fixed annual salary 2003 amounted to SEK 5 000 000 and prorated to the period April 15 - December 31, 2003, to
SEK 3 555 554. The variable salary for year 2003, but payable in year 2004, could amount to a maximum of 60% of the fixed annual salary prorated to the period April 15 - December 31, 2003. This is based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA. Tom Johnstone's retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 2 835 000 corresponding to SEK 1 048 950 per year. The amount SEK 2 835 000 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto, AB SKF shall pay an annual premium corresponding to 30% of the difference between Tom Johnstone's fixed annual salary and the amount on which Tom Johnstone's benefit-based pension is calculated as described above. This part of Tom Johnstone's pension benefit is fee based and vested. The cost for Tom Johnstone's pension benefits was recorded in the amount of SEK 1 375 255 for the period April 15 - December 31, 2003. Tom Johnstone is participating in SKF's Stock Option Program described below. Tom Johnstone could, based on the financial performance of the SKF Group 2003 be granted, free of charge, one stock option which would allow him to acquire a maximum of 25 000 SKF B-shares. No stock options were, however, allocated in relation to TVA performance in 2003 and Tom Johnstone did accordingly not receive any stock option for the 2003 performance. Tom Johnstone holds from earlier allocations stock options allowing him to acquire 25 483 existing SKF B-shares, including the grant he received in early 2003 based on the TVA result for 2002 of the SKF Group in his capacity as Executive Vice President and President of SKF's Automotive Division. In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two years' salary.

Group Management

SKF's Group Management (exclusive of the Chief Executive Officer), 14 people at year-end, received in 2003 remuneration and other benefits amounting to a total of SEK 48 841 071, of which SEK 31 786 456 was fixed annual salary and SEK 12 733 233 was variable salary for 2002 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model called TVA. Group Management was granted in 2003, free of charge, stock options which allow them to acquire a total of 94 000 existing SKF B-shares. The stock options were granted under the SKF Stock Option Program described below. Group Management holds from earlier allocations stock options allowing them to acquire 123 863 existing SKF B-shares. In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary.

The SKF Group's Swedish defined-benefit pension plan for senior managers has a retirement age of 65 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation from the age of 65 of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment.

During 2003 the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The retirement age is 65 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2003, three senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The SKF Group pays for the senior managers covered by the premium based plan contributions based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base amounts. This pension is fee-based and vested.

For additional pension benefits to the SKF Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member's not resident in Sweden, a provision was recorded in the amount of MSEK 37 as at December 31, 2003. The cost for these pension benefits in year 2003 amounted to MSEK 24.

Remunerations and other benefits received 2003
All amounts in SEK	Fixed salary/fixed board remuneration	Variable salary	Board remuneration based on value of SKF B-shares	Remuneration for committee work	Other benefits	Pension benefits -cost	Stock options theoretical value
Chairman of the Board	700 000	–	The amount will be calculated and paid in 2004	37 500	–	–	–
Chief Executive Officer/President Sune Carlsson Tom Johnstone	2 081 3351) 3 555 5542)	4 915 625 –	– –	– –	1 366 004 158 697	636 051 1 375 255	925 000 –
Group Management	31 786 4563)	12 733 233	–	–	4 321 382	23 982 943	3 478 000
Total	38 123 345	17 648 858	–	37 500	5 846 083	25 994 249	4 403 000

1) Prorated to the period January 1- April 15, 2003.
2) Prorated to the period April 15 until December 31, 2003.
3) For managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management.

SKF Stock Option Program

Purpose

The purpose of the SKF Stock Option Program started in year 2000 is to attract and retain the best available personnel, to provide additional incentive to these key individuals and to promote the success of the company's business by aligning employee financial interests with long-term shareholder value.

The allocation of options is based on financial performance defined as the SKF Group’s management model TVA and varies from year to year depending on if the financial targets are totally or partly reached. The options under the SKF Stock Option Program are not assignable or transferable and are linked to employment with the SKF Group. The options are exercisable during a period of six years starting two years from the date of grant provided the option holder is still employed with the SKF Group.

Decisions and allocations

In 2003, 330 managers were granted stock options entitling them to acquire in total 811 000 existing SKF B-shares. The grant was based on the SKF Group TVA performance for year 2002. The grant in itself was free of charge and each option gives the holder the right to purchase a certain number of existing SKF B-shares at the exercise price of SEK 233 per share. Based on Black & Scholes valuation model, with an assumed volatility during the exercise period of 35% and considering the reduced value of the stock options, which is a result of the stock option's restrictions against assignment or transfer, a theoretical value has been estimated on each stock option at the date of allocation amounting to SEK 37 for each share the option entitles the holder to acquire. The volatility of 35% has been determined based on an analysis of the historical volatility of the company and the quotation of comparable companies and the anticipated volatility during the exercise period. The theoretical value has been reduced by 30% due to the assumed employee turnover and the probability that the options are exercised before they expire.

No stock options were allocated to managers within the SKF Group in relation to TVA performance year 2003. Furthermore, there will not be any possibility for managers within the SKF Group to receive stock options in relation to TVA performance for 2004.

The decisions relating to the SKF Stock Option Program were taken by the Board of Directors of AB SKF and were prepared by the Remuneration Committee, established by the Board of Directors of AB SKF.

Costs for the Stock Option Program

The costs for the SKF Stock Option Program, i.e. the difference in exercise price and share price at the exercise date, are recognized in the income statement of the Group when the stock options are exercised. A provision amounting to MSEK 12 (4) has been recorded for social charges payable by the employer when stock options are exercised and the expense recognized in 2003 amounted to MSEK 9. The social charges have been calculated for all outstanding options at December 31, 2003, based on the difference between the exercise price and the price of the SKF B-share, SEK 278. The cost recognized for administration and consultancy fees was MSEK 4 in 2003.

In February 2003, the stock options granted in year 2001 became exercisable. In year 2003, stock options representing 122 914 existing SKF B-shares out of maximum 388 000 shares were exercised. The exercise cost for the Group, excluding social charges, amounted to MSEK 11 in 2003. A positive effect of MSEK 11 from termination of share swap agreements hedging the Stock Option Program neutralized this cost.

At the end of 2003, stock options entitling the holders to acquire 265 086 existing SKF B-shares had not yet been utilized. Based on the share price for the SKF B-share at December 31, 2003, SEK 278, and the exercise price for the underlying shares, SEK 174, the unrealised cost for the SKF Group, excluding social charges could be estimated to MSEK 28. The cost was not recognized in the income statement of the Group. The future actual cost for the SKF Group will, however, be determined by the price of the SKF B-share at exercise date. Based on the price, SEK 278, of the SKF B-share at December 31, 2003, the Group’s unrealised cost, excluding social charges, for the stock options allocated in 2002 and 2003 could be estimated to MSEK 18 and 36, respectively. The cost was not recognized in the income statement of the Group. The aforementioned stock options will become exercisable in February 2004 and 2005, respectively, and the future actual cost will be determined by the price of the SKF B-share at the exercise date.

To reduce the cost for the Group that an increase in the market price of the SKF B-share could result in when the stock options allocated under the Stock Option Program become exercisable, share swap arrangements have been made with financial institutions. These hedging arrangements are described in detail in Note 27. In 2003, the hedging arrangements resulted in an income of MSEK 1 (-2, -1), which was reflected in the income statement. Based on the present interest level and a dividend of SEK 10 for the SKF B-share, no costs are expected to arise for the hedging arrangements in 2004.

The share swap agreements held an unrealised gain at December 31, 2003, amounting to MSEK 81 based on the price of SEK 278 for the SKF B share. The gain was not recognized in the income statement of the Group. The future actual outcome of the hedging will be determined by the price of the SKF B-share at the date of termination of the swap agreements.

Taken together, the unrealised costs, MSEK 82, for the outstanding stock options at December 31 calculated as described above were largely neutralized by the unrealised gain, MSEK 81, at December 31 in the share swaps hedging the option programs.

In February 2004 the IASB issued the standard "Share-based Payment" (IFRS 2) on accounting for share-based payment transactions, including grants of stock options to employees. For equity-settled share-based payment transactions, the fair value is recognized as an increase in equity and an asset (prepaid expenses) at the grant date and expensed over the vesting period. The recommendation will apply to stock options granted after November 7, 2002, which are not yet vested on January 1, 2005. The Group estimates that the total fair value of the stock options granted in year 2003 would have been recognized as an increase of equity by MSEK 30 and an asset (prepaid expenses) at the grant date based on the theoretical value of SEK 37 for each underlying share determined by Black & Scholes valuation model as described above. An application of the standard already in 2003 would have represented a cost of MSEK 14 for the SKF Group.

SPECIFICATION OF THE SKF STOCK OPTION PROGRAM

Year of allocation	No of options [1] allocated	No. of people	Exercise price SEK	Theoretical value at allocation SEK	Exercise period	Outstanding options [1] January 1 2003	Forfeited Total (of which in 2003)	Exercised in 2003	Average price SEK	Outstanding options[1] December 31 2003	SKF B-share Closing price December 31, 2003
2001	402 000	183	174	42	2003-2007	388 000	14 000 (0)	122 914	261 [2]	265 086	278
2002	589 950	271	246	46	2004-2008	579 511	23 718 (13 279)	0	0	566 232	278
2003	811 000	330	233	37	2005-2009	811 000	16 000 (16 000)	0	0	795 000	278

1) Options mean the number of existing SKF B-shares that the stock options entitle the holders to acquire.
2) The price of the SKF B-share ranged between SEK 217 and 286 at exercise dates.

SKF Remuneration Committee

The Board of Directors of AB SKF established in year 2000 a Remuneration Committee consisting of the Chairman of the Board Anders Scharp and the Board Members Sören Gyll and Vito H Baumgartner. The Remuneration Committee prepares matters related to the principles for remuneration, including incentive programmes and pension benefits, of Group Management. All decisions related to such principles are thereafter decided by the Board of Directors. Questions related to the Chief Executive Officer’s employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors.

The Remuneration Committee held two meetings in year 2003.

Fees to the Auditors

At the General Meeting of Shareholders in 2001 Arthur Andersen AB was elected as auditor for AB SKF until the General Meeting of Shareholders in 2005. As of June 1, 2002, Arthur Andersen AB and Arthur Andersen KB completed an asset purchase transaction with Deloitte & Touche ATR AB, whereby certain partners and employees joined the latter firm. As a consequence of this, Deloitte & Touche undertook to perform the audit on behalf of Arthur Andersen AB according to a special arrangement. In addition, firms within Deloitte & Touche's global organization were elected as auditors in almost all foreign subsidiaries.

Fees to Group statutory auditors were split as follows:

	2003	2002	2001
Audit fees	24	22	21
Audit related fees	5	5	3
Tax fees	3	2	6
Other fees to auditors	6	3	6
	38	32	36

The Parent Company's share:

	2003	2002	2001
Audit fees	1	0	0
Audit related fees	4	2	1
Tax fees	1	0	0
Other fees to auditors	0	1	0
	6	3	1

26. Average number of employees

	2003 Number of employees	2003 Whereof men	2002 Number of employees	2002 Whereof men	2001 Number of employees	2001 Whereof men
Parent Company in Sweden	134	58%	120	59%	112	59%
Subsidiaries in Sweden	4 539	82%	4 494	82%	4 772	82%
Subsidiaries abroad	32 959	80%	33 995	80%	32 752	81%
	37 632	80%	38 609	80%	37 636	81%
Geographic specification of average number of employees in subsidiaries abroad[1]
France	3 813	79%	3 865	83%	3 902	83%
Italy	4 614	82%	4 748	82%	5 076	83%
Germany	5 430	89%	5 466	89%	5 721	89%
Other Western Europe excluding Sweden	3 334	83%	3 686	85%	3 116	84%
Central/Eastern Europe	3 201	61%	3 625	58%	2 194	64%
USA	4 725	71%	4 916	71%	5 062	72%
Other North America	190	76%	178	75%	185	78%
Latin America	1 642	85%	1 567	85%	1 667	85%
Asia	5 342	84%	5 247	83%	5 068	84%
Africa	668	74%	697	77%	761	75%
	32 959	80%	33 995	80%	32 752	81%

1) A complete list of geographic specification of average number of employees by country is available at Patent- och Registreringsverket and at the Parent Company.

27. Risk management and hedging activities

The SKF Group’s operations are exposed to various types of financial risks.The Group's financial policy includes guidelines and definitions of currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group's internal bank.

The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Financial derivative instruments are used primarily to hedge the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses financial derivative instruments for trading purposes, limited according to Group policy.

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Program (see Note 25) has been partially hedged by share swap arrangements.

During 2003, forward exchange contracts and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure, including the hedging of firm commitments, anticipated transactions and internal bank activities. Interest rate swaps were used to manage the interest rate exposure on investments and borrowings. Share swaps were used to hedge the Stock Option Program.

The accounting policies for the financial derivative instruments are described in Note 1.

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments as of December 31:

Financial derivative instruments
Type of instruments	2003	2002	2001
Forward exchange contracts	14 154	12 588	15 606
Currency options	2 304	1 499	4 370
Interest rate swaps	3 097	2 911	2 158
Share swaps	362	246	160
	19 917	17 244	22 294

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments by purpose:

Purpose	2003	2002	2001
Hedging of
- firm commitments	3 674	4 785	4 254
- anticipated transactions	4 733	2 078	7 070
- other internal bank activities	7 824	5 838	8 556
Trading	427	1 587	493
Interest rate management	2 897	2 712	1 761
Share swaps	362	244	160
	19 917	17 244	22 294

The table below summarizes the book and fair value of the Group’s financial derivative instruments as of December 31:

	2003		2002		2001
Type of instruments	Book value	Fair value	Book value	Fair value	Book value	Fair value
Forward exchange contracts	118	139	56	69	-59	-46
Currency options	2	2	1	1	0	-4
Interest rate swaps	-54	-53	4	14	-38	-8
Share swaps	0	81	0	34	0	24
	66	169	61	118	-97	-34

Market quotes were obtained for all financial derivative instruments. All forward contracts and currency options used to hedge the Group's exposure to fluctuations in foreign currency as well as trading contracts will mature in 2004. For interest rate swaps the maturity dates vary from 2004 to 2007. The share swaps used to partially hedge the SKF Stock Option Program will expire in 2007, 2008 and 2009.

Foreign currency exchange rate management

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group's accounts are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure.

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD or against the EUR has an effect from net currency flows on profit before taxes of approximately 300 and 110, respectively, excluding any effects from hedging transactions.

Transaction exposure

Transaction exposure is defined as the Group's exposure to fluctuations in exchange rates in the future flows of payments. Transaction exposure mainly arises when manufacturing SKF companies sell their products to SKF companies situated in other countries to be sold to end-customers on that local market. Sales to end-customers are normally made in local currency.

The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe. The introduction of the Euro has reduced the transaction and currency risk exposure.

Currency rates and payment conditions to be applied for the internal trade between SKF companies are set by SKF Treasury Centre. Internal invoicing during a quarter is made at fixed forward rates based on external market rates. Currency exposure and risk is primarily and to a large extent reduced by netting internal transactions. In some countries transaction exposure may arise from sales to external customers in a currency different from local currency. These transaction exposures are normally handled by SKF Treasury Centre.

The currency flows between SKF companies managed by SKF Treasury Centre in 2003 were through netting reduced from 35 900 to 9 960. This amount represented the Group’s main transaction exposure in 2003.

Net currency flows in 2003
Currency	Flows, MSEK	Average rate
USD	3 000	8.50
EUR	1 100	9.15
CAD	320	5.80
Other1)	560
SEK	-4 980

1)Other is a sum comprising some 10 different currencies

The Group's policy is to hedge the net currency flows for three to six months on average. This is the length of time normally deemed to be required to reflect new conditions. As of December 31, 2003, the length of the actual forward contracts and options hedging net currency flows conformed to the basic policy. All derivative contracts outstanding at year-end will mature in 2004, the majority maturing during the first quarter.

Group policy states that financial assets and liabilities should be invested or raised internally within the Group. All currency risk exposure related to the internal bank activities was hedged by forward contracts.

The following tables summarize information on financial derivative instruments and transactions that are sensitive to fluctuations in foreign currency exchange rates, including forward exchange contacts, currency options, firmly committed sales transactions and anticipated sales transactions, internal bank activities as well as trading activities.

Forward Exchange Contracts
	Contract amount gross	Net exposure long/short(-) currency position	Average price	Fair value[1] long/short(-)
Hedging of firm commitments
EUR	1 491	509	9.05	502
USD	1 256	-527	7.83	-470
GBP	135	80	12.70	82
SGD	110	-59	4.47	-57
BRL	80	-80	2.53	-82
Other	570	-343	-	-325
	3 642	-420		-350

Hedging of internal bank activities [2]
EUR	5 280	3 983	9.00	4 045
USD	1 226	375	7.34	380
GBP	579	557	12.80	561
CAD	166	-100	5.50	-100
JPY	116	-116	0.07	-116
Other	458	-77	-	-100
	7 825	4 622		4 670

Hedging of anticipated transactions
EUR	254	-103	9.03	-105
USD	1 520	-689	8.07	-672
CAD	81	-28	5.68	-27
THB	67	-67	0.18	-67
JPY	44	-44	0.07	-44
Other	528	-85	-	-80
	2 494	-1 016		-995

Trading
EUR	97	91	9.10	91
USD	48	0	7.27	0
CNY	29	0	0.88	0
Other	19	0	-	0
	193	91		91
Total MSEK	14 154	3 277		3 416

1) Fair value in this tabular presentation represents settlement value at December 31, 2003.
Fair value of currency forward contracts is specified per currency and therefore a gain in one currency may be offset by a loss in another currency.
2) Internal bank activities include transactions related to currency management of investments as well as funding of operations within the Group.

Currency Options		Contract currency	Contract amount	Strike Price	Fair value Gain/Loss(-)
Hedging of firm commitments
Written options	Put EUR/Call USD	EUR	17	1.0650	0
		USD	15
			32		0
Hedging of anticipated transactions
Written options	Put CHF/Call USD	CHF	22	1.2700-1.3275	0
		USD	22
	Call USD/Put SEK	USD	654	7.7000	0
		SEK	654
			1 352		0
Purchased options	Call CHF/Put USD	CHF	7	1.1500-1.2000	0
		USD	7
	Put USD/ Call SEK	USD	436	7.2700	2
		SEK	436
			886		2
Trading
Written Options	Call EUR/Put SEK	EUR	0,5	8.8000	0
		SEK	0,5
			1		0
Purchased options	Put EUR/Call SEK	EUR	2	8.8000	0
		SEK	2
	Put USD/Call KRW	USD	15	1 175.00	0
		KRW	14
			33		0
Total MSEK			2 304		2

Translation exposure
Translation exposure is defined as the Group’s exposure to currency risk arising when translating the results and net assets of foreign subsidiaries to Swedish kronor.

In accordance with Group policy, these translation effects on the Group’s accounts are not hedged.

Interest rate risk management
Interest rate exposure is defined as the Group’s exposure to the effects of future changes in the prevailing level of interest rates.

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching maturity dates of investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. For loans, the average interest period must not exceed 36 months. Interest rate swaps were used to manage interest rate exposure of investments and borrowings. As of December 31, 2003, the average interest period of the Group’s investments was 2 months and for loans 29 months taking into account interest rate swaps. Interest rate swaps were also used for trading purposes.

As of December 31, the Group had net short-term financial assets (short-term financial assets less total loans) of 4 724 (3 121 and 1 846). A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a change of one percentage point in interest rates influences profit before taxes by 4 for financial assets, interestrate swaps included, and by 42 for loans.

The tables below summarize as of December 31, 2003, the interest rate swaps used by the Group for managing interest rate exposure as well as for trading purposes. Notional amounts, weighted interest rates by contractual maturity dates and future cash flow are presented.

Interest rate swaps used to manage interest exposure
	Contract amount	Average fixed interest rate	Average floating interest rate	Maturity
Hedging of loans MSEK	200	6.60	3.23	2004
Hedging of assets MSEK	1 248.5	5.20	2.92	2004-2007

Interest rate swaps for trading
	Contract amount	Average fixed interest rate	Average floating interest rate	Maturity
Trading
MSEK	50	4.16	2.90	2006
MEUR 5.5	50	3.30	2.15	2006

Cash flow of interest rate swaps – interest received/paid (-)
	Contract amount gross	2004	2005	2006	2007	Total
Hedging of loans
Total at Fixed Rates	200	13	-	-	-	13
Total at Floating Rates	200	-6	-	-	-	-6
Hedging of assets
Total at Fixed Rates	1 248.5	-65	-65	-34	-10	-174
Total at Floating Rates	1 248.5	36	30	15	4	85
Trading
Total at Fixed Rates	100	0	0	0	0	0
Total at Floating Rates	100	0	0	0	0	0
Total MSEK	3 097	-22	-35	-19	-6	-82

Trading

SKF Treasury Centre uses derivative financial instruments for trading purposes, limited according to Group policy.

Risk management - Stock Option Program

In 2000, a Stock Option Program on SKF B-shares already issued was introduced.

The purpose of the SKF Stock Option Program and the allocation model on which the grant of options is based are described in detail in Note 25. To reduce the cost for the Group that an increase in the market price of the SKF B-share could result in when stock options allocated under the Stock Option Program become exercisable, share swap arrangements have been made with financial institutions. However, these hedging arrangements could increase the cost for the Group in case the market price of the SKF B-share declines.

According to Group policy, the stock options allocated may be hedged to 100%.

The purpose of the hedging is to balance risks and to minimize costs for the Group caused by an increase as well as a decrease in the price of the SKF B-share. Moreover, the hedges should be cost effective for the Group. With these objectives in view, the hedging portfolio has been limited to less than 100% of the allocations made under the Stock Option Program.

At the end of 2003, the hedging covered 58% of the allocations made under the Stock Option Program 2001-2003. As a consequence of the hedging, a fluctuation in the share price between SEK 199 and 278 will have no negative impact on the result of the Group. A fall in the price of the SKF B-share by SEK 50 below the lower of the price levels SEK 199, would affect the result negatively by MSEK 40. A rise in the price of the SKF B-share by SEK 50 above the higher of the price levels SEK 278 would have a negative impact on the result amounting to MSEK 35.

As at December 31, 2003, the number of SKF B-shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was 943 000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B-shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.

The floating STIBOR rates ranged between 3.87% and 2.91% in 2003. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance. The Board of AB SKF has proposed to the Annual General Meeting that a dividend of SEK 10 per share be paid to the shareholders.

In the table below the amounts to be received/paid by expected (contractual) maturity days are presented. The cash flow calculation is based on unchanged notional amount to maturity, 943 000, unchanged floating STIBOR rate, 2.9% and a dividend of SEK 10.

	Nominal value Contract amount gross	2004	2005	2006	2007	2008	2009	Total
Share swaps
Total, amount to receive	181	9	9	9	9	5	4	45
Total, amount to pay	181	-7	-7-	-7	-7	-4	-3	-35
Total MSEK	362	2	2	2	2	1	1	10

Liquidity risk management

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MUSD 400. In addition to own liquidity the Group had committed credit facilities of MUSD 300 syndicated by 9 banks at December 31, 2003. These facilities, which are unutilised, will expire in 2006. Available liquidity as per December 31, amounted to 6 342 (5 530 and 5 387).

A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody's Investor Service is A- and A3, respectively, both with a stable outlook.

Credit risk management

Credit risk is defined as the Group’s exposure to losses in the event that one party to a financial instrument fails to discharge an obligation. The Group deals only with well-established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

The Group’s policy states that only well established financial institutions are approved as counter parties. The major part of these financial institutions has signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counter party is continuously monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counter parties with the largest concentration of risks was
1 216 and 826, respectively, at December 31, 2003. The Group's concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers. Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

28 Men and women in management and board

	2003 Number of persons	2003 Whereof men	2002 Number of persons	2002 Whereof men	2001 Number of persons	2001 Whereof men
Board of Directors of the Parent Company	10	90%	10	90%	10	90%
Group Management	15	93%	13	92%	14	93%
Management	205	93%	205	93%	205	96%
	230	93%	228	93%	229	95%

The Parent Company’s Share	2003 Number of persons	2003 Whereof men	2002 Number of persons	2002 Whereof men	2001 Number of persons	2001 Whereof men
Board of Directors of the Parent Company	10	90%	10	90%	10	90%
Group Management	8	88%	8	88%	8	88%
Management	21	62%	21	67%	11	64%
	39	74%	39	77%	29	79%

The information reflects the situation at December 31.

29 Summary of major differences between Swedish GAAP and U.S. GAAP

The SKF Group files an annual report, Form 20-F, with the U.S. Securities and Exchange Commission (SEC). The Financial Statements of the Group are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP) which differ in certain significant respects from U.S. GAAP, as described below.

1. Deferred income taxes

Adjustments for deferred income taxes in the reconciliation to U.S. GAAP are attributable to the differences described below (see items 29.2 to 29.14). The adjustments also include a deferred tax liability amounting to 145 at December 31, 2003, which has been recorded for U.S. GAAP reconciliation purposes only. According to Swedish GAAP, there is no requirement to record this deferred tax liability, which arose in the local books of an Italian subsidiary due to the revaluation of fixed assets for tax purposes, since in reality no taxation will occur unless the subsidiary is liquidated or the equity portion in question is distributed to the shareholders. However, according to U.S. GAAP such deferred tax liabilities should be recorded.

2. Revaluation of tangible assets

In certain countries, tangible assets have been revalued at an amount in excess of cost. U.S. GAAP does not permit the revaluation of tangible assets to amounts in excess of cost.

3. Capitalization of interest cost

In accordance with Swedish GAAP, the Group has not capitalized interest cost incurred in connection with the financing of expense for construction of tangible assets. Under U.S. GAAP interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest should be amortized over the estimated useful life of the asset as part of the depreciation charge.

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

5. Provisions for restructuring, termination benefits and impairment of tangible assets

Effective in 2003, provisions for restructuring and termination benefits for U.S.GAAP are required to be in accordance with Statement of Financial Accounting Standard (SFAS) 146, "Accounting for costs associated with exit or disposal activities". SFAS 146 prescribes restrictive rules for when provisions for one-time involuntary termination benefits and other costs associated with such activities can be recorded. Generally, involuntary one-time termination benefits can only be recorded if there is no requirement on the part of the employee to work past a legal notification period or 60 days if no legal notification period exists. If some type of service is required past this period, then the provision should be allocated over the service period required. Other associated costs can only be recorded when a liability has been incurred.

U.S. GAAP SFAS 88 "Employers’ accounting for settlements and curtailments of defined benefit pension plans and for termination benefits" allows provisions to be recorded for one-time voluntary termination benefits when the employees have accepted the offer.

Swedish GAAP allows restructuring provisions, including both voluntary and involuntary termination benefits, and other costs associated with the restructuring to be recorded when a commitment to the plan is demonstrated via a public announcement, sufficient details of the plan are available, and the amounts can be reasonably estimated.

Prior to 2003, U.S. GAAP and Swedish GAAP were similar in certain respects, with U.S. GAAP generally being more restrictive, as to when provisions for restructuring could be recorded. As a result restructuring costs were generally recognized earlier in net profit for Swedish GAAP.

Previously reported differences between Swedish and U.S. GAAP for impairment of tangible assets related to timing of impairment charges as Swedish rules were implemented after the U.S. GAAP rules. In 2003, an impairment of tangible assets was higher for Swedish GAAP than U.S. GAAP due to differences in the beginning basis of such tangible assets. The basis of such tangible assets for Swedish and U.S. GAAP at December 31, 2003 is now the same.

6. Gains on sales of real estate

Gains on the sales of real estate that are leased back in the form of operational leases are realised at the date of the transaction for Swedish GAAP but should be deferred and amortized over the life of the lease according to U.S. GAAP. Gains on sales of real estate in Spain, Sweden, the Netherlands, Belgium and France have been deferred in accordance with these principles.

7. Non-recurring bonus distribution

As a result of historic overfunding, the Swedish insurance company Alecta pensionsförsäkring, a multi-employer pension plan, decided on a non-recurring bonus distribution to its clients. In 2003, the Group received in cash 1 (7 and 15) and has now received the total amount of the decided distribution of 250. According to U.S. GAAP, only the cash received should be recognized in earnings while Swedish GAAP allows the full amount to be recognised prior to the receipt of cash.

8. Social costs prior to the receipt of cash associated with stock-based compensation

The Group has an employee stock option program. In accordance with Swedish GAAP, the Group records provisions for related social costs. However, under U.S. GAAP, employer taxes on employee stock-based compensation should not be recognized until the date of the event triggering the measurement and payment of the tax to the taxing authority, which is generally the date the option is exercised by the employee.

The Group follows APB Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its employee stock options for U.S. GAAP purposes. Under APB 25, because the exercise price of the Group's employee stock options is greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized for U.S. GAAP purposes.

9. Provisions for post-employment benefits and for pensions and post-retirement benefits

Effective January 1, 2003, pensions and post-retirement benefits are considered post-employment benefits under Swedish GAAP and are accounted for by the Group in accordance with "Employee benefits" (RR 29), which is in all material respects similar to International Accounting Standard 19 (IAS 19). Prior to 2003, the Group calculated periodic pension cost and liability and post-retirement cost and liability using the local laws and accounting principles of each country.

Under Swedish GAAP, defined benefit post-employment obligations and expenses are actuarially determined in the same manner as U.S. GAAP SFAS 87 and SFAS 106, using the projected unit credit method. However, some significant differences exist between Swedish and U.S. GAAP:

• Swedish GAAP, RR 29, was implemented effective January 1, 2003 with a transition amount taken directly to equity in accordance with Swedish accounting principles, RR 5. SFAS 87 was implemented in 1989 for non-U.S. Plans and in 1987 for U.S. Plans, and SFAS 106 was implemented in 1993. The difference in implementation dates causes a significant difference in accumulated gains and losses, where the accumulated gains and losses under Swedish GAAP were zero, whereas under U.S. GAAP the accumulated gains and losses have been accumulating since the implementation dates noted above.

• Under Swedish GAAP, the past service cost and expense resulting from plan amendments are recognised immediately if vested or amortised until vested. Under U.S. GAAP, prior service costs are generally recognised over the average remaining service life of the plan participants.

• Under Swedish GAAP the estimated return on assets is based on actual market values while the U.S. GAAP allows an estimated return on assets based on market-related values.

• Under U.S. GAAP an additional liability should be recognized and charged to other comprehensive income when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognised past service cost, if any, and this excess is not covered by the liability recognised in the balance sheet. Such "minimum liability" is not required under Swedish GAAP.

The adjustment in the U.S. GAAP reconciliation represents a combination of the above differences.

10. Statement of cash flow

Under Swedish GAAP, the cash effect of changes in net post-employment benefits in 2003 and in provisions for pensions and other post-retirement benefits in 2002 and 2001 is treated as a financing cash flow. Under U.S. GAAP, the cash flow arising from these provisions should be classified as cash flow from operations. Therefore, for 2003, an amount of 74 (-539 and -146) should be reclassified from cash flow from financing activities to cash flow from operations. Additionally, under U.S. GAAP amounts in the cash flow statement regarding financing and investing activities are presented gross, while the Group presents them net. Under U.S. GAAP, supplemental cash flow information regarding taxes is presented while the Group presents taxes as a part of cash flow from operations.

The cash flows under U.S. GAAP would be as follows:
	2003	2002	2001
Cash flow from operations	3 404	3 801	5 597
Cash flow from investing activities	- 979	-1 696	-1 472
Cash flow from financing activities	-1 418	-1 652	-2 365

11. Derivative instruments and hedging activities

Derivative Instruments

The Group has a policy for the management and hedging of financial risks, including currency, interest rate, liquidity and credit risks (see Note 27). The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Derivative financial instruments are used primarily to hedge the Group’s exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses derivative financial instruments for trading purposes, limited according to Group policy. The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001- 2003 (see Note 25 and 27).

Hedge Accounting

The Group applies hedge accounting in accordance with Swedish GAAP. The accounting policies for financial derivative instruments according to Swedish GAAP are described in Note 1.

Beginning in 2001, the new U.S. GAAP rules for hedge accounting became applicable for the Group and hedge accounting under U.S. GAAP can only be used if the requirements of SFAS 133/149 "Accounting for Derivative Instruments and Hedging Activities" are satisfied. The Group has decided not to apply such hedge accounting and therefore all outstanding financial derivative instruments are recognized at fair value in the U.S. GAAP balance sheets and all changes in fair value are recognized in earnings. At December 31 the total amounts recognized in the Group’s results according to Swedish GAAP for all outstanding financial derivative instruments were 66 (61 and -97). The corresponding fair value according to U.S. GAAP for all financial derivative instruments was 166 (90 and -34). The adjustment for U.S. GAAP was 100 (29 and 63).

Market quotes were obtained for all financial derivative instruments. The fair value of the share swaps hedging the stock option program of the Group has for U.S. GAAP purposes been estimated with a present value method whereas the quoted price of the SKF B-share at December 31 was the basis for the fair value calculation under Swedish GAAP.

Contracts with embedded derivatives

According to definitions set out in SFAS 133/149, certain business contracts may include embedded derivatives, which should be separately accounted for. Such embedded derivatives should be valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group’s financial position. At December 31, the fair value of such embedded derivatives amounted to 20 (-18 and -56). These amounts are only recognized in the U.S. GAAP reconciliation.

The table below summarizes the notional amounts of the Group’s outstanding contracts with embedded derivatives:

Type of contracts	2003	2002	2001
Exchange risk insurance contracts	163	296	475
Sales/purchases in third-party-currency	3	9	10
	166	305	485

12. Negative goodwill

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

For U.S. GAAP, any excess of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition is first used to reduce the fair values assigned to non-current assets on a pro rata basis. If any excess still exists it is recognized immediately in the income statement as an extraordinary gain.

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

13. Goodwill and other intangible assets

In accordance with Swedish GAAP, the Group amortizes goodwill and other intangible assets based on their estimated useful lives and assesses the balances for impairment whenever there is an indicator that the asset may be impaired.

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

Prior to the adoption of SFAS 142 for U.S. GAAP purposes, there were no significant differences compared to Swedish GAAP in the amortization of goodwill and other intangible assets. With the adoption of SFAS 142 for U.S. GAAP purposes, goodwill amortization expense recorded for Swedish GAAP purposes in the amount of 62 and 86 for the years ended December 31, 2003 and 2002, respectively, was not recorded for U.S. GAAP purposes. In addition, trademarks and trade names acquired by the Group during 2002 and unpatented technology acquired by the Group during 2003 are deemed to have indefinite useful lives for U.S. GAAP purposes. As a result, such trademarks, trade names and unpatented technology are not amortized for U.S. GAAP purposes. Under SFAS 142, the U.S. GAAP goodwill impairment test is performed at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. The Group's measurement of fair value is based on an evaluation of future discounted cash flows consistent with those utilized in the Group's annual planning process for impairment tests. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

Upon adoption of SFAS 142, the Group performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, the Company recorded goodwill impairments totalling 104 for U.S. GAAP purposes and 92 for Swedish GAAP purposes for the year ended December 31, 2002. This charge reflects the cumulative effect of adopting the accounting change in the income statement but has no impact on cash flows.

Subsequent annual impairment tests are performed, at a minimum, on goodwill and other intangible assets not subject to amortization in conjunction with the Group's annual planning process. Impairments of totalling 38 were recorded under U.S. GAAP as a result of the 2003 annual impairment tests.

Goodwill impairments have been recorded under Swedish GAAP in the amount of 15 for the year ended December 31, 2003. Accordingly, incremental goodwill impairments are recorded for U.S. GAAP purposes in the amount of 20 for the year ended December 31, 2003. Changes in the carrying amount of goodwill for U.S. GAAP purposes were as follows during each of the years ended December 31:

	2003	2002	2001
Balance at January 1 for U.S. GAAP reporting purposes	717	844	717
Transition impairment charge from adoption of SFAS 142	-	-104	-
Impairments	-35	-	-
Goodwill arising from acquisitions of businesses	65	84	133
Amortization	-	-	-79
Foreign currency translation and other adjustments	-97	-107	73
Balance at December 31 for U.S. GAAP reporting purposes	650	717	844

For U.S. GAAP purposes, the Group’s intangible assets that are subject to amortization had a total gross value of 135 and accumulated amortization of 54 at December 31, 2003.

In connection with certain business acquisitions in 2003, the Group acquired 32 of intangible assets other than goodwill. Of those newly acquired intangible assets, 12 was assigned to customer relationships and is being amortized over an estimated useful life of 5 years, 12 was assigned to acquired patents and is being amortized over an estimated useful life of 11 years and 4 was assigned to other intangible assets. The remaining 4 of acquired intangible assets has been assigned to unpatented technology, and is not subject to amortization for U.S. GAAP purposes.

Amortization expense for intangible assets other than goodwill was 19 (9 and 28), according to U.S. GAAP. For those intangible assets subject to amortization for U.S. GAAP purposes, the estimated amortization expense for U.S. GAAP purposes for each of the years ended December 31 is as follows: 17 in 2004, 16 in 2005, 10 in 2006, 10 in 2007, and 6 in 2008.

14. Investments in equity securities

In accordance with U.S. GAAP, the SKF Group applies SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values and for all debt securities. These investments are to be classified as either "held-to-maturity" securities that are reported at amortized cost, "trading securities" that are reported at fair value with unrealised gains or losses included in earnings, or "available-for-sale" securities reported at fair value with unrealised gains or losses included in shareholders’ equity. As of December 31, 2003, unrealised gains in "available-for-sale" equity securities amounted to 15.

15. Comprehensive income according to SFAS 130

Swedish GAAP does not require the presentation of comprehensive income in addition to net profit for the year. The comprehensive income required to be presented under U.S. GAAP was as follows:

	2003	2002	2001
Net profit in accordance with U.S. GAAP	2 478	2 428	1 947
Other comprehensive income (OCI) net of tax:
Translation adjustments	-990	-1 703	1 061
Minimum pension liability adjustment	-51	-11	19
Unrealised gains on equity securities	11	-	-
Accumulated OCI effect from implementation of SFAS 133	-	-	30
Part of accumulated OCI transition amount recognized in earnings after implementation of SFAS 133	-11	-20	1
Other comprehensive income	-1 041	-1 734	1 111
Comprehensive income in accordance with U.S. GAAP	1 437	694	3 058

16. Diluted earnings per share

As stated in Note 27, for Swedish GAAP the Group has partially hedged the Stock Option Program with share swap agreements with financial institutions. Under Swedish GAAP, the outstanding options considered hedged are not required to be considered for computing diluted earnings per share. The outstanding options that are not considered hedged presently do not have a dilutive effect. U.S. GAAP requires all dilutive potential shares to be considered in determining diluted earnings per share. As a result, dilutive earnings per share for U.S. GAAP is different from Swedish GAAP.

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

18. New accounting principles adopted in 2003 for U.S. GAAP

In June 2001, the Financial Accounting Standards Board ("FASB") issued "Accounting for the Asset Retirement Obligations" (SFAS 143). Under SFAS 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS 143 applies to legal obligations and not to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. The adoption of SFAS 143 on January 1, 2003 did not have a material effect on the Group’s consolidated financial position or results of operations.

In June 2002, the FASB issued "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. SFAS 146 is effective for exit and disposal activeties initiated after December 31, 2002. The adoption of SFAS 146 for exit and disposal activities initiated during the year ended December 31, 2003 resulted in the Group adding back restructuring expenses qualifying for Swedish GAAP but not for U.S. GAAP in the amount of 346 pretax (217 after tax).

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 during the year ended December 31, 2003 did not have a material effect on the Group’s consolidated financial position or results of operations.

In April 2003, FASB issued "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003. The Group adopted the provisions of SFAS 149 in 2003 and such adoption did not have a material impact on its consolidated financial statements.

In May 2003, FASB issued "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify certain instruments as liabilities. SFAS 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. The Group adopted the effective provisions of SFAS 150 during 2003 and such adoption did not have an impact on its consolidated financial statements.

19. New accounting principles to be adopted in 2004 for U.S. GAAP

In January 2003, the FASB issued "Consolidation of Variable Interest Entities" (FIN 46). FIN 46, as revised, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year beginning after June 15, 2003. The adoption of the applicable provisions of FIN 46 during the year ended December 31, 2003 did not have a material impact on the Group. The Group is still evaluating the potential impact, of the remaining provisions of FIN 46, as revised, that are applicable for 2004.

In November 2002, the EITF reached a consensus on Issue 00-21 "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. The Group currently is evaluating the impact of this new guidance and the ultimate impact on the Group’s financial statements, if any, cannot presently be determined.

20. Summary

The application of U.S. GAAP would have the following effect on consolidated net profit, shareholders’ equity and earnings per share:

Net profit:	2003	2002	2001
In accordance with Swedish GAAP as reported in the consolidated income statements	2 039	2 466	2 167
Items increasing/decreasing net profit:
29.1 Deferred income taxes	– 269	88	- 154
29.2 Depreciation on revaluation of assets including effect in connection with sale	18	11	31
29.3 Capitalization of interest cost	- 23	- 15	- 5
29.4 Capitalization of internally developed software costs	15	- 9	15
29.5 Provisions for restructuring and asset impairments	487	- 268	- 86
29.6 Gains on sales of real estate	29	32	2
29.7 Non-recurring bonus distribution	1	7	15
29.8 Social costs associated with stock-based compensation	8	4	–
29.9 Post-employment benefits/Pensions	61	65	- 32
29.11 Derivative instruments and hedging activities	120	24	- 7
29.12 Negative goodwill	- 49	- 51	–
29.13 Amortization and impairment of goodwill and other intangible assets	41	74	1
Net change in net profit:	439	- 38	- 220
Net profit in accordance with U.S. GAAP	2 478	2 428	1 947
The components of net profit in accordance with U.S. GAAP are as follows:
Net profit in accordance with U.S. GAAP before cumulative effects of changes in accounting principles	2 478	2 532	1 955
Cumulative effects of changes in accounting principles:
Accounting for derivative instruments and hedging activities, net of taxes	–	–	- 8
Accounting for goodwill, net of taxes	–	- 104	–
Net profit in accordance with U.S. GAAP	2 478	2 428	1 947

Shareholders’ equity:	2003	2002	2001
In accordance with Swedish GAAP as reported in the consolidated balance sheets	15 164	16 365	16 224
Items increasing/decreasing net shareholders’ equity:
29.1 Deferred income taxes	– 1 003	- 8	- 106
29.2 Reversal of revaluation of assets	- 211	- 236	- 195
29.3 Capitalization of interest cost	198	221	236
29.4 Capitalization of internally developed software costs	163	148	157
29.5 Provisions for restructuring and asset impairments	416	- 71	197
29.6 Gains on sales of real estate	-165	-194	-226
29.7 Non-recurring bonus distribution	–	- 1	- 8
29.8 Social costs associated with stock-based compensation	12	4	–
29.9 Post-employment benefits/Pensions	1 838	- 225	-265
29.11 Derivative instruments and hedging activities	120	11	7
29.12 Negative goodwill	- 97	- 51	–
29.13 Amortization and impairment of goodwill and other intangible assets	114	75	1
29.14 Investments in equity securities	15	–	–
Net change in shareholders’ equity	1 400	- 327	- 202
Shareholders’ equity in accordance with U.S. GAAP	16 564	16 038	16 022

Earnings per share, in SEK:	2003	2002	2001
Basic earnings per share in accordance with U.S. GAAP before cumulative effects of changes in accounting principles	21.77	22.24	17.17
Cumulative effects of changes in accounting principles	-	-0.91	-0.07
Basic earnings per share in accordance with U.S. GAAP	21.77	21.33	17.10
Weighted average number of shares outstanding	113 837 767	113 837 767	113 837 767
Diluted earnings per share in accordance with U.S. GAAP before cumulative effects of changes in accounting principles	21.75	22.22	17.17
Cumulative effects of changes in accounting principles	-	-0.91	-0.07
Diluted earnings per share in accordance with U.S. GAAP	21.75	21.31	17.10
Adjusted weighted- average number of shares outstanding	113 955 051	113 940 304	113 837 767

30. Investments

	2003	2002	2001
Investments in Associated Companies	98	199	185
Other investments	266	220	219
	364	419	404

Investments in Associated Companies

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Held by Parent Company:
Endorsia.com International AB, Göteborg, Sweden	20.0	34 000	SEK	3	9
Momentum Industrial Maintenance Supply AB, Göteborg, Sweden	40.5	4 050	SEK	0	55
Adjustment to Group book value					12
Total					76
Held by subsidiaries:
Sealpool A/S, Denmark	50.0	100	DKK	0	1
RCDEI a/s, Norway	50.0	2 500	GBP	0	2
CoLinx LLC, USA	25.0	1	USD	1	6
International Component Supply, Ltda, Brazil	50.0	12 729	BRL	11	27
Other					0
Adjustment to Group book value					-14
Total					22
Total investment in associated companies					98

Other investments

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value	Fair value
Held by Parent Company
FlexLink AB, Göteborg, Sweden	9.2	2 304 409	SEK	2	27	37
AEC Japan Co. Ltd., Japan	50.0	400	JPY	20	1	1
S2M, France	11.9	153 093	EUR	0	9	7
Wafangdian Bearing Company Limited,Peoples Republic of China	19.7	65 000 000	CNY	65	120	160-200
NN, Inc., USA	4.5	700 000	USD	7	51	66
Other shares and securities					38	27
Total					246	298-338

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value	Fair value
Held by subsidiaries
Société Immobilière de l’Ecole Scandinave, Belgium	4.0	150	EUR	0	1	1
Gemeinnützige Wohnungsbaugesellschaft Schweinfurt GmbH, Germany	25.0	1	EUR	0	1	41
GKS Gemeinschaftskraftwerk Schweinfurt GmbH, Germany	10.3	1	EUR	2	15	23
Other					3	7
Total					20	72
Total other investments					266	370-410

The estimated fair value is based on market rate and generally accepted valuation models. Values recorded are indicative and will not necessarily be realized. For a book value of MSEK 1 no fair value could be estimated.

Name and location	Holding in percent	Owned by subsidiary in:
Investments in major SKF subsidiaries held by other subsidiaries [1]
SKF GmbH, Schweinfurt, Germany	99.9	The Netherlands
SKF Industrie S.p.A, Turin, Italy	100	The Netherlands
SKF France S.A., Clamart, France	100	France
SKF (U.K.) Ltd., Luton, U.K.	100	U.K.
SKF Española, S.A., Madrid, Spain	100	Italy
SKF Bearings India Ltd., Bombay, India	0.47	Sweden
SKF Bearings India Ltd., Bombay, India	7.52	U.K.
SKF do Brasil Ltda., Guarulhos-São Paulo, Brazil	0.1	Sweden
RFT S.p.A., Turin, Italy	100	Italy
SKF Argentina S.A., Buenos Aires, Argentina	9.6	Austria
CR Elastomere GmbH, Leverkusen-Opladen,Germany	100	Germany
SKF Canada Ltd., Scarborough, Canada	37.5	The Netherlands
SKF Gleitlager GmbH, Püttlingen (Saar) Germany	100	Germany
SKF B.V., Veenendaal, The Netherlands	100	The Netherlands
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	26.8	Germany
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	73.2	The Netherlands
SARMA, Saint Vallier s/Rhone Cedex, France	100	France
SKF China Ltd., Hong Kong, China	100	Hong Kong
Ovako Stahl GmbH, Germany	100	Sweden
SKF Linearsysteme GmbH, Schweinfurt, Germany	100	Germany
Officine Meccaniche di Villar Perosa S.r.l., Villar Perosa, Italy	100	Italy
Magnetic Electromotoren AG, Liestal, Switzerland	100	The Netherlands
SKF (Thailand) Ltd., Bangkok, Thailand	46	Hong Kong
SKF (Thailand) Ltd., Bangkok, Thailand	28	Singapore

1) A complete list of all SKF subsidiaries is available at Patent- och Registreringsverket in Sweden and at the Parent Company. For investments in subsidiaries held by the Parent Company, see Note 5 in footnotes to the Parent Company

31 Events after the balance sheet date

The significant events that have occurred after December 31, 2003, refer to the Board of Directors’ decisions to establish foundations to fund approximately
MSEK 3 000 of the pension obligations in Germany and Sweden and to sell AB SKF’s investment in Momentum Industrial Maintenance Supply AB. These decisions were made in January 2004. Additionally a dividend of 10.00 Swedish kronor per share was proposed by the Board of Directors and the President and approved by the shareholders at the Annual General Meeting on April 20, 2004. The dividend was paid on April 28, 2004 to shareholders of record as of April 23, 2004.

AKTIEBOLAGET SKF AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2003, 2002 and 2001

Amounts in millions of SEK

	Balance at beginning of period	Charged (credited) to cost and Expenses	Charged (credited) to other accounts (1)	Deductions	Balance at end of period
Allowance for doubtful accounts receivable
2001	286	50	19	-54	301
2002	301	42	-63	-42	238
2003	238	28	-11	-57	198

NOTE: (1) Principally currency translation adjustments and acquired and divested reserves.

ITEM 19. EXHIBITS

1. Articles of Association as amended to date (in English translation).
2 Indenture governing the $200,000,000 7 1/8 % Senior Notes due July 1, 2007 (incorporated by reference from the Registration Statement on Form F-3, File No. 333-63850, initially filed with the Securities and Exchange Commission on June 18, 1997).

6. For information regarding Earnings Per Share, please see Note 1 "Accounting Principles", to the consolidated financial statements filed as part of this Form 20-F. Earnings Per Share is calculated using the weighted-average number of shares outstanding during the year.

8. List of Subsidiaries.

12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gothenburg June 16, 2004

Aktiebolaget SKF (publ)

By: /s/ Tom Johnstone
Title: President and
Group Chief Executive

By: /s/ Tore Bertilsson
Title: Chief Financial Officer