Form 20-F
period 2004-12-31
SKF INC
filed 2005-05-26
CIK 777504

As filed with the Securities and Exchange Commission on May 12, 2005

United States

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

___________

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004.
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

Class B Shares: 96,879,906

Class A Shares: 16,957,861

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

Item 17    X                             Item 18 ____

INTRODUCTION AND USE OF CERTAIN TERMS

We prepare our financial statements in Swedish kronor ("kronor" or "SEK"). Merely for convenience, this Annual Report on Form 20-F presents translations into United States dollars of certain kronor amounts. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated. Unless otherwise stated, such translations have been made at 6.6687 kronor per United States dollar, the noon buying rate (the "Noon Buying Rate") in New York City on December 31, 2004 for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On April 28, 2005, the Noon Buying Rate was 7.0886 kronor per United States dollar. See also Item 3.A for certain historical exchange rate information.

Throughout this Annual Report on Form 20-F the term "MSEK" represents millions of Swedish kronor. The term MUSD represents millions of United States dollars. The term MEUR represents millions of Euros. Amounts in parentheses refer to comparable figures for 2003 and 2002, respectively.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the Group's business and the sectors in which it operates. Certain such forward looking statements can be identified by the use of forward looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of the Group's strategy including financial targets, competitive environment, the Group's investment and research and development programmes and anticipated expenditures in connection therewith, descriptions of new products expected to be introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward looking statements. Some of these factors are discussed in more detail herein, including under "Item 3.D. Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. The Group does not intend, and does not assume any obligation, to update any industry information or forward looking statements set out in this Form 20-F.

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

	For the years ended December 31
	2004 ($)*	2004 (SEK)	2003 (SEK)	2002 (SEK)	2001 (SEK)	2000 (SEK)
	(In millions of USD or SEK except per share data and number of shares)

Amounts in accordance with Swedish GAAP: (1)
Income and dividend data:
Net sales	6,722	44,826	41,377	42,430	43,370	39,848
Operating profit	675	4,499	3,299	4,022	3,634	3,674
Profit before taxes	623	4,152	2,793	3,542	3,120	3,002
Taxes	(171)	(1,143)	(698)	(1,055)	(909)	(1,001)
Profit after taxes (2)	451	3,009	2,095	2,487	2,211	2,001
Net profit	444	2,959	2,039	2,466	2,167	1,962
Earnings per share (basic and diluted) (3)	0.98	6.50	4.48	5.42	4.76	4.31
Number of shares, thousands	113,838	113,838	113,838	113,838	113,838	113,838

Balance sheet data:
Short-term financial assets	535	3,565	6,342	5,530	5,387	3,481
Total assets	5,225	34,847	36,326	38,677	40,434	37,584
Short-term loans	32	212	372	632	711	705
Long-term loans	136	904	1,246	1,777	2,830	4,263
Share capital	213	1,423	1,423	1,423	1,423	1,423
Shareholders' equity	2,486	16,581	15,164	16,365	16,224	13,594

*	Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars at the noon buying rate on December 31, 2004, of SEK 6,6687 per $1.00.
(1)	The consolidated financial statements of the SKF Group were prepared in accordance with accounting principles generally accepted in Sweden, which differ in certain significant respects from those generally accepted in the United States of America ("U.S. GAAP"). See Note 1 and the Reconciliation to U.S. GAAP in Note 30 to the consolidated financial statements filed as part of this Form 20-F.
(2)	Includes minority owners' portion of profit after taxes.
(3)	All Swedish GAAP earnings per share amounts have been restated to retroactively reflect the effects of a 4:1 share split, combined with a redemption procedure, approved completed by SKF after December 2004 but before the filing of this annual report on Form 20-F. Through this procedure the shareholders will receive four new shares and a redemption share that will be mandatorily redeemed for SEK 25.

	2004 ($)*	2004 (SEK)	2003 (SEK) (Restated)	2002 (SEK) (Restated)	2001 (SEK) (Restated)	2000 (SEK) (Restated)
Amounts in		(In millions of USD or SEK except per share data)
accordance with U.S. GAAP: (1)
Net profit	412	2,750	2,478	2,428	1,947	1,874
Earnings per share – basic (2) (3)	0.91	6.04	5.44	5.33	4.28	4.12
Earnings per share – diluted (3) (4)	0.90	6.03	5.44	5.33	4.28	4.12
Total assets (4)	5,376	35,850	37,267	38,982	40,740	37,781
Shareholders' equity (4)	2,590	17,271	16,232	15,638	15,768	13,371

*	Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars at the noon buying rate on December 31, 2004, of SEK 6,6687 per $1.00.
(1)	The consolidated financial statements of the SKF Group were prepared in accordance with accounting principles generally accepted in Sweden, which differ in certain significant respects from those generally accepted in the United States of America ("U.S. GAAP"). See Note 1 and the Reconciliation to U.S. GAAP in Note 30 to the consolidated financial statements filed as part of this Form 20-F.
(2)	Basic and diluted earnings per share after the cumulative effects of changes in accounting principles in 2002 and 2001.
(3)	As described in Note 30 to the consolidated financial statements, all U.S. GAAP earnings per share amounts have been restated to retroactively reflect the effects of a 4:1 share split, combined with a redemption procedure, approved and completed by SKF after December 2004 but before the filing of this annual report on Form 20-F. Through this procedure the shareholders will receive four new shares and a redemption share that will be mandatorily redeemed for SEK 25.
(4)	Amounts prior to 2004 have been restated to properly account for the additional minimum pension liability under US GAAP as described in Note 30 to the consolidated financial statements filed as part of this Form 20-F.

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

Year(1)	Cash Dividends (in millions of SEK)	Total Dividend per share (SEK)	Total Dividend per ADR(2) ($)

2000........................................................................	598	5.25	0.51
2001........................................................................	683	6.00	0.57
2002........................................................................	911	8.00	0.92
2003........................................................................	1138	10.00	1.39
2004........................................................................	1366	12.00	1.80
(1)	Dividends are set forth in the above table under the year to which they are attributed to rather than the year in which they were declared and paid.
(2)	SKF has issued American Depositary Shares ("ADSs"). Each ADS represents one B Share. American Depositary Receipts (the "ADRs") evidencing the ownership of the ADSs have been listed on the OTC Market.

Exchange Rates
The following table sets forth, for the periods indicated, the Noon Buying Rate for Swedish krona in terms of Swedish kronor per U.S. dollar for the periods shown:

Period	Period End	Average(1)	High	Low
2000...........................................................................................................................	9.4440	9.2251	10.3600	8.3530
2001...........................................................................................................................	10.4571	10.4328	11.0270	9.3250
2002...........................................................................................................................	8.6950	9.6571	10.7290	8.6950
2003...........................................................................................................................	7.1950	8.0351	8.7920	7.1950
2004...........................................................................................................................	6.6687	7.3320	7.7725	6.5939

November 2004.....................................................................................

December 2004.....................................................................................

January 2005.........................................................................................

February 2005.......................................................................................

March 2005...........................................................................................

April 2005..............................................................................................

			7.1406	6.7007
			6.8043	6.5939
			7.0069	6.6855
			7.1114	6.8275
			7.0716	6.7312
			7.1627	7.0118

(1)	Calculated by using the average of the Noon Buying Rates on the last day of each full month during the period.

On April 28, 2005, the Noon Buying Rate was 7.0886 per U.S. dollar.

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

General global economic downturn

Much of the demand for the Group's products is cyclical, because the industries, in which SKF's customers operate, such as the automotive industry and the machinery industry, tend to be cyclical and sensitive to changes in general economic conditions. The company operates in many different industrial and geographical segments that are in a number of different stages in the economic cycles. At the beginning of the rise of the economic cycle in any given market, the demand for small rolling bearings used in consumer durables, such as cars and household appliances, normally increases. As the cycle progresses, demand for medium sized rolling bearings used in light weight production equipment, transportation, materials handling and similar uses normally increases and, at the end of the cycle, demand for large bearings for use in heavy industry normally rises. A general economic downturn could reduce the demand for the Group's products, customer solutions and services, and, consequently, could have a material adverse effect on SKF's business and results of operations.

Global political environment

Terrorism and other hostilities as well as disturbances in worldwide financial markets could have an effect on the demand for the Group's products and services and, consequently, could have a material adverse effect on SKF's business and results of operations.

Competition

In terms of sales, SKF is the world-leading bearing company and the largest supplier to the European markets. In Western Europe, SKF is closely followed by the German company INA Schaeffler, (incl. FAG). SKF is number two in North America with the US company Timken (incl. Torrington) being the largest supplier there. SKF is the number one supplier in Asia excluding Japan, where the Japanese bearing companies dominate the market. The large Japanese bearing companies are NSK Ltd, NTN Corp. and Koyo Seiko.

The largest of the emerging markets is China. It is a fragmented market with many local manufacturers. SKF is today one of the leading bearing companies in China, but all the major international bearing companies have set up production in the country. The Chinese market today accounts for almost 13% of the total world market.

The Central and East European markets, where SKF is the leading bearing company in the region, are also characterized by a large number of local manufacturers serving more than 50% of the market. Their combined total size accounts for only a few percentage points of the world market.

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

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MEUR 300. In addition to its own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 11 banks at December 31, 2004. These facilities, which are unutilized, will expire in 2009. Available liquidity as per December 31 amounted to MSEK 3,565 (6,342 and 5,530).

A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody's Investor Service is A- and A3, respectively, both with a stable outlook.

Credit risk

Credit risk is defined as the Group's exposure to losses in the event that one party to a financial instrument fails to discharge an obligation. The Group deals only with well-established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

The Group's policy states that only well established financial institutions are approved as counterparties. The major part of these financial institutions have signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterparty is continuously monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counterparties with the largest concentration of risks was MSEK 600 and 400, respectively, at December 31, 2004.

The Group's concentration of operational credit risk is relatively limited primarily because of its many geographically and industrially diverse customers.

Trade receivables are subject to credit limit control and approval procedures in the subsidiaries.

Foreign currency exchange rate risk

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group's accounts are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure.

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD or against the EUR has an effect from net currency flows on profit before taxes of approximately MSEK 330 and 120, respectively, excluding any effects from hedging transactions.

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

The currency flows between SKF companies managed by SKF Treasury Centre in 2004 were through netting reduced from MSEK 40,900 to 5,900.

Translation exposure

Translation exposure is defined as the Group's exposure to currency risk arising when translating the result and net assets of foreign subsidiaries to Swedish kronor.

In accordance with Group policy these translation effects on the Group's account are not hedged.

Interest rate risk exposure

Liquidity and borrowing is concentrated in the SKF Treasury Centre. By matching maturity dates of investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced. As of December 31, 2004, the Group had net short-term financial assets (short-term financial assets less total loans) of MSEK 2,449 (4,724 and 3,121). A change compared to last year of one percentage point in interest rates, everything else being equal, influences profit before taxes by approximately MSEK 25 ( Note 28 to the consolidated income statement files in Form 20-F.)

Changes in manufacturing cost

Changes in cost associated with various levels of operations including, but not limited to, effects of unplanned work stoppages, cost of labour, and the cost and availability of materials and energy could have a material adverse effect on SKF's business and results of operations. The primary raw material used by the Group is steel. SKF believes that adequate supplies of necessary raw materials are available for the Group's operations.

Changes in costs for raw material

The annual cost of the purchase of raw material and components is approximately SEK 10.5 billion. Of the 10.5 billion, steel bars, tubes, components or oil-based products account for the major part of this sum. In 2004, raw material prices increased sharply. For the full-year 2004, these increases were compensated by price increases, higher efficiency, cost reductions and by alternative sourcing. An increase of 1% in the cost of raw material and components reduces profit before taxes by MSEK 105.

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

SKF is, in terms of sales, the leading global supplier of products, customer solutions and services in the rolling bearing business and a leading seals supplier. SKF also has an increasingly important position in the market for linear motion products, high precision bearings, spindles, spindle services for the machine tool industry, electrical actuators, actuation systems, reliability systems and lubrication systems.

SKF has a history of innovation in bearing design. Since SKF was founded on the invention of the self aligning ball bearing in 1907, almost all of the new types of bearings subsequently introduced in the market have been developed by SKF. SKF's products continue to be further developed through the addition of new variants and new designs. SKF's innovations include the development of prototypes of existing bearings, formulas designed to calculate the life of a bearing and "units" (bearings combined with related components, ready for installation, such as hub bearing units with integrated sensors). Each innovation has represented an improvement in life, operating temperature, weight, energy consumption or other related indicia of bearing performance.

Capital Expenditures

In 2004, SKF's capital expenditures for tangible assets amounted to MSEK 1,401 (MSEK 1,379 and MSEK 1,442) of which 85% was made in Europe (77% and 74%), 7% was made in North America (12% and 14%), 7% was made in Asia/Pacific (8% and 7%) and 4% was made in other areas (4% and 6%).

Of the Group's total capital expenditures during 2004, approximately MSEK 72 (70 and 76) was attributable to environmental investments, the aim of which is to improve both the external environment and the internal working conditions.

Capital expenditures for 2005 are expected to be on approximately the same level as 2004, measured in local currencies.

Strategy

The SKF Group announced its current target in April 2003. The goal is to have an operating margin level of 10% and to increase sales by SEK 10 billion by 2006, some 6% growth rate annually, measured in local currency. In order to reach its target, SKF continues to implement its business strategy for long-term profitable growth despite fluctuations in market demand, raw material price increases and currency impact. This is being achieved by improving the price quality, reducing capital employed and fixed costs, developing new products, solutions and services with higher added value and by growing profitably both organically and through acquisitions. The plan is for acquisitions to account for one third of the targeted sales growth.

SKF is today focusing on five different technology areas, called platforms, that cover the company's technical capabilities. The platforms are: Bearings and units, Seals, Mechatronics, Services and Lubrication systems.

SKF utilizes the capabilities of all the platforms to be able to offer the customer a tailor-made proposition with selected capabilities from the different platforms.

Recent acquisitions and divestments

In July 2004, SKF acquired one of the world leaders in the field of lubrication systems, the German based Group, Willy Vogel AG. Vogel has annual sales of approximately SEK 1 billion and 910 employees. Lubrication has always been one of the key areas within SKF, due to its effect on the performance of SKF products, although lubrication systems have not been included in the customer offer previously. The acquisition of Vogel will enable SKF to offer customers a complete package with the inclusion of lubrication systems. The Vogel acquisition fits in perfectly with SKF's business strategy.

SKF made an other acquisition in April 2004, taking over all the business assets of the India-based, condition-monitoring service provider, Vibration Engineers and Consultants Pvt. Ltd. This helps SKF to accelerate market penetration in the services segment in India. SKF also acquired 40% of Anhui CR Seals Co. Ltd. in China, thereby assuming full ownership.

During the first quarter of 2004, SKF divested its shares in the associated company Momentum Industrial Maintenance Supply AB. This was a minor divestment.

In total, SKF paid MSEK 707 for acquired businesses in 2004 (89 and 559). No external financing has been required in year 2004, 2003 or 2002 for business acquisitions.

On February 17, 2005 AB SKF, Rautaruukki Corp. and Wärtsilä Corp. signed a Memorandum of Understanding expressing the intention to combine their long steel businesses into a jointly owned new company. Their holdings in the new company would be 26.5%, 47.0%, and 26.5%, respectively. This company would include Ovako Steel. Definitive agreement was signed on April 22, 2005 and the transaction was closed on May 9, 2005.

SKF announced in January 2005 its intention to purchase the outstanding publicly held shares of its Indian subsidiary SKF India Limited. SKF holds 54% of the equity shares in the company. Public announcement of exit price and acquirer's acceptance/non-acceptance of exit price is expected to occur on May 31, 2005.

On 22 April 2002 SKF acquired 75,01 per cent of the shares of Aeroengine Bearings UK Limited from NSK. Simultaneously, SKF and NSK entered into a shareholders agreement under which NSK i.a. undertook to sell its remaining shares in the Company to SKF on the 22 April 2005. On 22 April 2005 SKF acquired the remaining 24,99 per cent of the shares from NSK at a pre agreed purchase price.

4.B. BUSINESS OVERVIEW

Business - General Description

SKF delivers a wide range of products and services to a large number of customers in a variety of industries and to all geographic regions of the world. SKF's service and product offerings are tailored to meet the specific requirements, conditions and needs of each customer.

SKF has identified five platforms that cover its technical knowledge and capabilities. These platforms are: Bearings and units, Seals, Mechatronics, Services and Lubrication systems.

SKF utilizes the capabilities of all the platforms to offer its customers tailor-made solutions that are designed to strengthen their offer to their customers or that would make their production more effective. SKF also focuses on offering environmentally-friendly solutions that reduce energy consumption or the need of lubricants.

SKF's industrial customers manufacture products and equipment such as pumps, fans, compressors, motors, gearboxes, machine tools, paper machines, steel mills, printing presses and wind-mills. These customers make high demands on the Group's ability to develop and deliver products and solutions that offer the highest possible performance and the most efficient asset utilization. This requires SKF to have a thorough knowledge not only of its customers' products but also of their markets and of their customers including the challenges that the latter, in their turn, could be facing. SKF focuses on continuously developing its products and solutions, which are often customized to satisfy demanding technical criteria. Original Equipment Manufacturer (OEM) customers in these segments number more than ten thousand. The needs of these OEM customers are are primarily handled through SKF's Industrial Division which offers both a wide range of highly qualified products and advanced engineering services, including high-tech computer simulations and calculations.

With an efficient supply chain, technical and logistic services and e-business portals, SKF and its distributors have developed the right stock profile and availability to offer the right solutions to customers. Providing an end-user solution means supplying the right bearing, seal, lubricant or other products in a timely manner to keep the customer's plant operating. A solution also helps the customer increase the productivity of a plant through maintenance and reliability services and systems

Over the last six years, SKF has assembled a market-leading portfolio for high-level maintenance solutions, technology and asset management. This has been achieved through acquisitions and internal business development. Managing knowledge and intellectual capital are the key components contributing to SKF's success in the service business.

SKF's Industrial and Service Divisions work closely together to identify customers' needs and to ensure that the Group's capabilities are effectively utilized throughout the entire life cycle of the equipment they serve. Together they represented last year more than half of the Group's total sales and more than two-thirds of the Group's operating profit.

Another customer category comprises the manufacturers of large series of products for which there are specific and exacting requirements with regard to technology, quality, logistics, environment, safety and price. These customers, the manufacturers of cars and trucks, household appliances, electric motors, motorcycles, etc, are serviced through the Automotive and Electrical Divisions.

The Automotive Division supplies vehicle manufacturers and the vehicle aftermarket. In this division SKF deals with the vehicle manufacturers as well as with their direct suppliers. Since the lead-time for developing a new generation of cars or trucks is approximately four to six years, SKF's dialogue and product development involvement with the customer starts several years before the start of production. The customer demands in terms of innovation, performance and quality are very high and almost all automotive products and solutions are specifically designed for each individual customer. The SKF knowledge gained by managing these customers demands are often explored by other units within the SKF Group, thereby creating positive synergies.

The SKF offerings to this market have evolved over time from different types of bearing towards more unitized modules integrating knowledge and the capabilities of bearings, sealing solutions, mechatronics and lubrication systems. The SKF application engineers tailor integrated solutions to achieve the optimal and most beneficial design for each customer.

Another characteristic of the automotive business is that volumes in general are very high. High yearly volumes in combination with a long vehicle life-cycle form the basis for large contracts. Ultimately, the volume will depend on how successful the automotive producers are in terms of sales of cars and trucks to end-customers.

To service the vehicle aftermarket SKF's business strategy is based on its "kit" concept. The idea is to offer service station mechanics a convenient solution to help speed up and facilitate repair work. By putting together kits with all the components needed for a change of wheel bearings, water pumps, timing belts, etc., it is possible for the mechanic to pick the right kit for a repair. The specific kit for the car model is listed both in a catalogue and a computer-based system. SKF today has more than 6,000 variants on the market.

SKF Aerospace supplies the aerospace business, which includes both original equipment manufacturers and the aftermarket. SKF is a supplier of products and services to different levels in the supply chain, including manufacturers of engines and gearboxes, fixed wing aircraft, helicopters and maintenance, repair and overhaul organizations.

The aerospace business is characterized by very long development and qualification lead times followed by application life cycles often longer than 20 years. Production volumes are, in general, low compared to other industries. The products are custom-designed for each application. SKF works in close cooperation with its customers to develop innovative products and to devise solutions to meet very challenging demands. The aerospace applications have the highest requirements for reliability and quality. The products need to have a very high strength-to-weight ratio and must be able to perform under extreme operating conditions. The knowledge gained from the aerospace business is also used in other businesses with very challenging demands such as applications for high-speed trains and racing cars.

Markets

The world bearing market
Traditionally, the size of the world bearing market has been defined by the global sales of rolling bearings. SKF estimates this market to be worth more than SEK 200 billion per year, excluding various types of mounted bearing units. The Western European market accounts for about 25% of the world bearing market, the North American market about 30% and Japan, the third largest market, for approximately 15%. Other markets that have a sizeable local production of bearings and are recording interesting growth are China and Central and Eastern Europe.

SKF is the world-leading bearing company and the largest supplier to the European markets. In Western Europe, SKF is closely followed by the German company INA Schaeffler, (incl. FAG). SKF is number two in North America with the US company Timken (incl. Torrington) being the largest supplier there. SKF is the number one supplier in Asia excluding Japan, where the Japanese bearing companies dominate the market. The large Japanese bearing companies are NSK Ltd, NTN Corp. and Koyo Seiko.

The largest of the emerging markets is China. It is a very fragmented market with many local manufacturers. SKF is today one of the leading bearing companies in China, but all the major international bearing companies have set up production in the country. The Chinese market today accounts for almost 13% of the total world market.

The Central and East European markets, where SKF is the leading bearing company in the region, are also characterized by a large number of local manufacturers serving more than 50% of the market. Their total size accounts for only a few percentage points of the world market.

The polymer seals market
SKF is also a leading company within the polymer sealing market, and estimates the world market for various automotive, industrial and aerospace applications to be worth approximately SEK 60 billion per year. The West European and North American markets each account for about one third of this, and the Asian market for about one quarter. With a market share of below 10%, SKF is, nevertheless, one of the major suppliers to the fragmented polymer sealing market. SKF has particularly strong positions in bearing seals and automotive seals. The German Freudenberg Group (including its partnerships with the Japanese company NOK) is the largest supplier on the world polymer sealing market, followed by the US company Parker Hannifin and the Swedish company Trelleborg.

The lubrication systems market
The market for lubrication systems is mainly divided into two segments, i.e., oil- and grease-based systems. SKF's recent acquisition, Willy Vogel AG, is the leader in the oil-lubrication systems market and is also strong within the grease lubrication market. Vogel is the clear leader in the overall European lubrication systems market. Another large lubrication systems company is the US company Lincoln Industrial Corp. It focuses on grease-lubrication systems and is the largest company within this segment and also the largest lubrication company on the US market. The above two companies cover more than 20% of a fragmented world market.

The linear motion market
The linear motion market includes very many different products unified by the fact that they all provide linear movements. The industry consists of a very large number of companies, some of which have evolved from firms producing mechanical components, while others have specialized in motors or controls. All the companies which provide linear-motion control combine mechanics, electric motors and controls. The value of the world motion-control market, including systems and components, is in the region of SEK 100 billion. SKF focuses primarily on the medical and factory automation segments by providing products such as actuators, guidance and ball- and roller screws or complete subsystems. SKF's annual growth rate in this business is in the two-digit percent area.

The asset efficiency market
SKF's successful development in the service business is opening up a new bearing-related market. It is difficult to define its exact size. It is obvious, however, that this is a fast-growing market where SKF with its vast experience and knowledge of applications accumulated over the years has much to offer.

SKF Markets

SKF operates in all its major markets through subsidiaries located in 21 European countries, the United States, Canada, 7 Latin American countries, 4 African countries, 12 Asian countries, Australia and New Zealand. In addition, SKF also operates through branch offices in a number of additional countries. SKF's sales companies and independent distributors generally promote the full range of SKF's products. Certain larger manufacturing subsidiaries are responsible for the production of specific product lines. As of December 31, 2004, approximately 88% of SKF's labour force was located outside Sweden. For the year ended December 31, 2004, 95% of SKF's sales were outside Sweden.

SKF's net sales by geographical area were as follows* (amounts in MSEK):

Geographical area	2004	2003	2002
North America	9,152	9,244	10,879
Europe	25,717	23,401	23,092
Asia / Pacific	6,659	5,912	5,701
Other Countries	3,298	2,820	2,758
TOTAL	44,826	41,377	42,430

*Translations to SEK is done at the rate for the respective year.

SKF's net sales by Division were as follows* (amounts in MSEK):

Division	2004	2003	2002
Industrial Division	10,784	9,663	9,694
Service Division	14,261	13,076	13,476
Automotive Division	13,910	13,217	13,588
Electrical Division	1,931	1,833	1,903
Aero and Steel Division	3,874	3,551	3,741
Other	66	37	28
TOTAL	44,826	41,377	42,430

*Translations to SEK is done at the rate for the respective year.

Two individual countries have net sales above 10% of the net sales for the Group.

The net sales for those two countries were as follows* (amounts in MSEK):

Country	2004	2003	2002
Germany	8,096	7,104	6,768
USA	8,235	8,296	9,997

*Translations to SEK from USD and EURO is done at the rate for the respective year.

Products and Services

In terms of sales, SKF is the leading supplier in the world of products, customer solutions and services in the rolling bearing business and a leading seals supplier. SKF also has an increasingly important position in the market for linear motion products, high precision bearings, spindles and spindle services for the machine tool industry, electrical actuators and actuation systems.

SKF also designs programmes to improve plant efficiency, with the help of advanced technology and maintenance management.

SKF Divisions

The SKF Group is divided into five divisions, each one focusing on specific customer groups worldwide.

     Industrial Division

The Industrial Division is responsible for sales to industrial OEM customers, and for the product development and production of a wide range of bearings (in particular, spherical and cylindrical roller bearings and angular contact ball bearings) and related products. The Division has specialized business areas for Railways, Linear Motion & Precision Technologies and Couplings. The business area Lubrication Systems was added in 2004 through the acquisition of Willy Vogel AG.

Railways

SKF is one of the leading rolling bearing supplier to the world railway industry, providing a full assortment of bearing-related products and services for freight cars, locomotives, multiple units and high-speed vehicles.

SKF Linear Motion and Precision Technologies (LM & PT)

LM & PT specializes in linear and high-precision motion and control solutions for customers such as machine tool builders, medical equipment companies and also for factory automation.

Acquisitions

The work of integrating Willy Vogel AG, the lubrication system company that was acquired in 2004, progressed well during the year and moved further along than planned. The work is being carried out in the commercial, financial and product development sections, and in the main geographical areas there are joint customer-focused sales teams from Vogel and from both SKF's Industrial and Service Divisions.

     Service Division

The Service Division is responsible for sales to the industrial aftermarket mainly via a network of some 7,000 distributors. The Division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The business area SKF Reliability Systems offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution both for the SKF Group and external customers.

SKF Reliability Systems

In 2004, SKF Reliability Systems focused on consolidating the available products and service technologies. The objective has been to streamline the portfolio of hardware and software and provide maximum value added per market segment. There is a continued focus on the pulp and paper, hydrocarbon processing and power generation segments. In addition, new service solutions have been developed for the food and beverage and metal working segments. Contract sales for Integrated Maintenance Solutions (IMS) and Predictive Maintenance (PdM) were significantly higher than in 2003.

     Automotive Division

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market, and also for product development and the production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market. The vehicle service market has about 3,000 distributors around the world and added a number of new distributors in 2004. Partnership programmes and end-user programmes are used to increase sales in the whole distribution chain. With the addition of about 600 new kits in 2004, the vehicle service market now has a range of about 6,000 kits.

Certification

Lloyds Register Quality Assurance upgraded the SKF Automotive Division to the ISO/TS 16949:2002 Global quality certificate.

     Electrical Division

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep groove ball bearings and bearing seals. Of the Division's total sales, some 70% are made through other Divisions.

Certification

The seals business units in India and Italy were accredited as a recognized railway testing facility by the AAR (American Association of Railroads, Wheels, Axles, Bearing and Lubrication Committee).

     Aero and Steel Division

SKF Aerospace

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes, subsystems for fly-by-wire solutions and also for offering various services including the repair of bearings.

Global air traffic showed strong growth throughout the year with volume significantly higher. There was also a decline in the number of parked aircraft. Fixed-wing aircraft production was higher than in 2003, especially in Europe. Both helicopter and jet engine production were also higher in 2004. Consequently, the demand for bearings and components from the aerospace industry began to rise slowly. SKF sales in Europe in 2004 were slightly higher than in 2003, while they were unchanged in North America.

Ovako Steel

Ovako Steel is responsible for sales, product development and the production of special steels and steel components for the bearing industry and also for other industries with demanding applications.

Ovako Steel is a leading manufacturer of bearing steels and other high-quality steel grades. Approximately 90% of the sales are to European customers. The three main market segments are bearings, automotive and general engineering in Europe and North America.

SKF Forgings and Rings

SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings for the bearing and automotive industry.

SKF Forgings and Rings produces rings that are of precise, circular shape and meet exacting demands with regard to tolerances and material quality. The main customer is SKF, but the strategy is to grow sales to external customers.

Raw Materials

The raw material used by the Group primarily consists of steel. SKF believes that adequate supplies of necessary raw materials are readily available for the Group's operations through several different suppliers. The price of steel scrap, used in the production of steel, has increased considerably on the world market during 2004, mainly as an effect of increased demand.

Environmental Regulation

SKF has a multi-site certificate ISO 14001, the international standard for environmental management. This certificate covers the Group's manufacturing, logistics and technical facilities. The Group environmental certificate now includes 84 sites in 24 countries, and demonstrates SKF's ambition to work to the highest standards in all the countries in which it operates. The SKF Group has environmental permits and consents for all operations in every country in which it has manufacturing facilities. The permits cover SKF's production of bearings, steel and rolled bars.

The environmental impact of the Group's operations is mainly in the areas of waste disposal, emissions to air and water, and noise. All impacts are controlled to ensure compliance with national and local regulations.

SKF's manufacturing operations are designed to prevent environmental pollution. However, like other long established industrial companies, SKF is involved in some remediation projects, resulting from historical activities. Many SKF factories have disposed of various wastes at approved landfills. Because of stricter laws and regulations - some with retroactive effect - concerning landfill disposal, a few SKF companies are currently involved in the clean-up of old landfills, most of which have not been used for many years. The majority of these cases concern so-called Superfund sites in the United States. In most of these cases SKF USA was one of many companies contributing to the waste disposal at the landfill in the past, and, in general, SKF's share is very low – a few percent or less. The total estimated cost for SKF, including remediation at a few plant sites, is not significant, and appropriate provisions have been made in the consolidated financial statements.

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

On June 28, 2000, the ITC forwarded to the DOC its final determination in the sunset review of the various bearing antidumping duty orders. The DOC then revoked these orders, for entries on or after January 1, 2000. The revoked orders for SKF were: ball bearings from Sweden, cylindrical roller bearings from Germany and spherical plain bearings from Germany. For SKF, these represented half of the dumping volume and half of the antidumping duty in SKF's latest review. The ITC decision regarding cylindrical roller bearings has been appealed by Torrington, which is now owned by SKF's largest competitor in North America. The result of the appeal is expected at any time.

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

Company	Country	Holding (%)
SKF USA Inc.	USA	99.9
SKF GmbH	Germany	100.0
SKF Industrie S.p.A	Italy	100.0
SKF Sverige AB	Sweden	100.0

4.D. PROPERTY, PLANT AND EQUIPMENT

The location of SKF's production sites as of December 31, 2004, and the principal products produced at such sites are listed below.

Country	Location	Supporting Platform	No of factories
Argentina	Tortuguitas	Bearing/Units	1
Australia	Basewater (WA)	Bearing/Units	1
	Williamstown (Vic)	Bearing/Units	1
	Salysbury (Qld)	Bearing/Units	1
Austria	Steyr	Bearing/Units,Mechatronics	1
	Steyr	Bearing/Units	1
	Steyr	Bearing/Units,Services	1
Brazil	Cajamar	Bearing/Units	1
Bulgaria	Sopot	Bearing/Units	1
	Kalofer	Bearing/Units	1
	Karnare	Bearing/Units	1
Canada	Calgary	Mechatronics	1
China	Nankou *	Bearing/Units,Services	1
	Wafangdiang*	Bearing/Units	1
	Wuhu	Seals	1
	Shanghai*	Bearing/Units	2
France	Chambery	Mechatronics	1
	Avallon	Bearing/Units	1
	Saumur	Lubrication systems	1
	St Cyr	Bearing/Units	1
	Fontenay	Bearing/Units	1
	Saint-Cyr-sur-Loire	Mechatronics	1
	Saint-Cyr-sur-Loire	Bearing/Units,Services	1
	Saint-Vallier-sur-Rhone	Bearing/Units	1
	Lons-le-Saunier	Bearing/Units	1
	Carigan (sold Jan 05)	Steel	1
Germany	Schweinfurt	Bearing/Units	5
	Schweinfurt	Mechatronics	3

	Berlin	Lubrication systems	1
	Hocheneim	Lubrication systems	1
	Leverkusen	Seals	1
	Luechow	Bearing/Units	2
	Meuhlheim	Bearing/Units	1
Great Britain	Livingstone	Services	1
	Luton	Bearing/Units	2
	Clevedon	Bearing/Units	1
	Stonehouse*	Bearing/Units,Services	1
India	Pune*	Bearing/Units	3
	Bangalore *	Bearing/Units	1
Indonesia	Jakarta	Bearing/Units	1
Italy	Turin	Bearing/Units	1
	Massa	Bearing/Units	1
	Villar Perosa	Bearing/Units	1
	Airasca	Bearing/Units	1
	Cassino	Bearing/Units	1
	Bari	Bearing/Units	1
	Villar Perosa	Bearing/Units,Services	1
Japan	Nagano	Bearing/Units	1
Korea	Changwon	Bearing/Units	1
	Taegu*	Seals	1
Malaysia	Nilai	Bearing/Units,Services	1
Mexico	Puebla	Bearing/Units	1
	Guadalajara	Seals	1
Poland	Poznan	Bearing/Units	1
South Africa	Uitenhage	Bearing/Units,Services	1
Spain	Tudela	Bearing/Units	1
Sweden	Katrineholm	Bearing/Units	1
	Goteborg	Mechatronics	1
	Vasteras	Mechatronics	1
	Goteborg	Services	1
	Goteborg	Bearing/Units	5

	Lulea	Services	1
	Hofors	Steel	1
	Hallefors	Steel	1
	Kilsta/ Karlskoga	Steel	1
Switzerland	Liestal	Mechatronics	1
Ukraine	Lutsk	Bearing/Units	1
USA	San Diego	Services	1
	Grafton	Mechatronics	1
	Detroit	Mechatronics	1
	Hanover	Bearing/Units	2
	Elizabethtown (KY)	Bearing/Units	1
	Aiken	Bearing/Units	1
	Elgin	Seals	2
	Glasgow	Bearing/Units	1
	Hobart	Seals	1
	Seneca	Seals	1
	Springfield	Seals	1
	Gainesville	Bearing/Units,Services	1
	Jamestown, NY	Bearing/Units	1
	Falconer, NY	Bearing/Units, Services	1
	Charlestone, SC	Services	1
	Colebrook, CT	Bearing/Units	1

* SKF is holding majority interest and has control.

Other facilities

SKF has a major distribution centre in Tongeren, Belgium, serving mainly Europe, the Middle East, Africa and Latin America. The distribution centre at Crossville, Tennessee, United States, serving North America, is run by CoLinx, LLC, an e-business company in the United States owned 25% by SKF. SKF also has a distribution centre in Singapore serving the Asia Pacific region and a distribution centre in Hebron, Kentucky, serving the seal and vehicle replacement markets in North America.

The SKF Group has a central research and development centre in Nieuwegein in The Netherlands for product development and a central research and development centre in Göteborg, Sweden for process development. The Group has many technical centres throughout the world, primarily focusing on engineering.

SKF believes that its sites are generally sufficiently modern and adequate for the purposes for which they are used.

As of December 31, 2004, total assets of MSEK 118 were pledged as collateral for outstanding indebtedness. These assets include real estate with a value of approximately MSEK 40. For a further description, see Note 24 to the consolidated financial statements filed as part of this Form 20-F. The net book value of all property, plant and equipment on that date was MSEK 11,012 and included aggregate net revaluations of MSEK 184.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements included in this Form 20-F.

The Group's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Note 1 to the consolidated financial statements describes Swedish GAAP. The historical U.S. GAAP financial information has been restated for 2003 and 2002. See Note 30 to the consolidated financial statements, which summarize the effect that the application of U.S. GAAP would have on the Group's 2004, 2003 and 2002 consolidated net profit, and shareholders' equity.

Critical Accounting Policies

The preparation of SKF's consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a description of some accounting areas that require a higher degree of judgement, estimates and complexity. If there is a difference between Swedish and U.S. GAAP that difference is also described.

Valuation of impairment of tangible and intangible assets

SKF recognizes tangible and intangible assets at historical cost and depreciates these assets on a straight-line basis over their estimated useful lives. Tangible and intangible assets are accounted for in accordance with Swedish GAAP, which in certain areas differs from U.S. GAAP. Please see Note 30 item 2, “Revaluation of tangible assets,” and item 3, “Capitalization of interest cost,” to the consolidated financial statements filed as part of this Form 20-F for a description of those differences.

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

Valuation of goodwill

SKF recognizes goodwill when the cost of acquiring the company is higher than the shareholders' equity. Goodwill is accounted for in accordance with Swedish GAAP, which in certain areas differs from U.S. GAAP. Please see Note 1 and Note 30 item 15, “Goodwill and other intangible assets,” to the consolidated financial statements filed as part of this Form 20-F, for a description of those differences.

Goodwill is amortized on a straight-line basis over the useful life of the business purchased, normally ten years but for certain strategic acquisitions the amortization period is extended to 20 years. Impairment tests of goodwill are made on an annual basis unless a change in circumstances warrants an impairment test to be made. If the carrying amount of goodwill exceeds its recoverable amount impairment loss is recognized.

Post-employment benefits

The post-employment liabilities and assets SKF has arise from defined benefit obligations. The Group's benefit plans are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the general purpose assets of the company sponsoring the plan. The related liability recorded on the balance sheet represents the present value of the defined benefit obligation. Under externally funded defined benefit plans, the assets of the plans to pay the benefits are held separately from those of the Group in independently administered funds. The related balance sheet liability or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation.

SKF sponsors defined benefit pension plans, in several countries, principally in the United States, Germany, United Kingdom and Sweden. Further, SKF sponsors post-retirement health care plans and retirement and termination indemnities in the United States, that provide health care and life insurance benefits for eligible retired employees.

Post-employment benefit obligations and the related current service cost are determined using the projected unit credit method. External actuarial experts are used for these valuations. Please see Note 16 “Provisions for post-employment benefits” and Note 30 item 11, “Provisions for post-employment benefits and for pensions and post-retirement benefits” to the consolidated financial statements filed as part of this Form 20-F.

Recognition of restructuring provisions

SKF recognizes provisions for restructuring activities in accordance with Swedish GAAP, which in certain areas differs from U.S. GAAP. Please see Note 1, “Provisions” and Note 30 item 6, "Provisions for restructuring, termination benefits and impairment of tangible assets," to the consolidated financial statements filed as part of this Form 20-F for a description of those differences.

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

For a full presentation of all accounting principles, please see Note 1 and Note 30 to the consolidated financial statements filed as part of this Form 20-F.

New accounting principles adopted for Swedish GAAP

 In 2004 the SKF Group has applied URA 43 “Accounting for special employer's contribution and tax on returns from pension funds” according to the statement from The Swedish Financial Accounting Standards Council when calculating the Swedish pension liabilities, in addition to “Employee benefits” (RR29). The adoption of URA 43 did not have a material effect on the Group's consolidated financial position or results of operations.

International Financial Reporting Standards

Beginning 2005, with retroactive effect to January 1, 2003, the SKF Group will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Commission (EC). SKF's unaudited consolidated financial statements for the quarter ended March 31, 2005 will be prepared in accordance with IFRS and will contain a full disclosure of the IFRS transition. The estimated effect on consolidated equity of the transition from Swedish GAAP to IFRS is an increase of MSEK 742, MSEK 688, MSEK 664, and MSEK 829 on January 1, 2003, December 31, 2003, December 31, 2004 and January 1, 2005 respectively. The estimated effect on the net income is an increase of MSEK 59 and 17, for the years 2003 and 2004, respectively.

The differences are mainly related to accounting policies under IAS 38 "Intangibles", IAS 39 "Financial Instrument, Recognition and Measurement" (as adopted by the EC), IFRS 3 "Business Combinations", IFRS 2 "Share-based Payments", and IAS 27 "Consolidated and Separate Financial Statements". See additional information in Note 1 to the Consolidated Financial Statements.

New accounting principles adopted in 2004 for U.S. GAAP

In 2004, the Group completed its adoption of FASB Interpretation No. 46 (revised December 2003),”Consolidation of variable interest entities,” (FIN 46R) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, the Group must consolidate any variable interest entity in which the Group holds variable interests and the Group is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted in 2003, while other portions were required to be adopted in 2004. The adoption of the remaining provisions of FIN 46R during 2004 had no impact on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

In November 2002, the EITF reached a consensus on Issue 00-21 “Revenue arrangements with multiple deliverables” (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into on or after January 1, 2004. The adoption of the EITF 00-21 during 2004 did not have a material effect on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

New accounting principles to be adopted in future periods for U.S. GAAP

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-based payment.” The revised standard eliminates the alternative used by the Group in accounting for share-based compensation using the intrinsic value method Accounting Principles Board (APB) Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 in March 2005 to express views of the staff regarding the interaction between revised standard and certain SEC rules and regulations and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. The effective date for the Group is January 1, 2006. Although the revised standard applies to new awards granted after the effective date, the revised standard also may, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on the Group's consolidated financial position and results of operations reported in accordance with U.S. GAAP has not been determined.

In December 2004, the FASB issued SFAS 153, “Exchanges of nonmonetary assets – an amendment of APB Opinion No. 29.” APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for the Group in accounting for nonmonetary asset exchanges under U.S. GAAP occurring after December 31, 2005.

Currency exposure

Fluctuations in exchange rates between the Swedish krona and other currencies can significantly affect the Group's financial results. During 2004, approximately 95% of Group net sales were generated in currencies other than the Swedish krona. All assets and liabilities are translated into Swedish krona at the period-end exchange rate, whereas income and expense items are translated at average exchange rates for the period. See Note 1 to the consolidated financial statements filed as part of this Form 20-F. The Group regularly enters into certain off-balance sheet activities such as forward foreign currency contracts, foreign currency swaps and foreign currency options designed to hedge against the impact of currency fluctuations.

Compared with the year 2003, exchange rates for the full year 2004, including effects from translation and transaction flows, had a negative effect on SKF's profits before taxes of an estimated MSEK 410.

Compared with the year 2002, exchange rates for the full year 2003, including effects from translation and transaction flows, had a negative effect on SKF's operation profit of an estimated MSEK 790.

See also Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” for details about the Group's financial risks and policies to monitor these risks.

European Monetary Union

As of December 31, 2004, the European Union consisted of 25 member countries. There are 12 member countries using the Euro. SKF operates extensively in these 12 Euro countries and particularly in Germany, France and Italy. In 2004, the Euro countries accounted for approximately 52% of the Group's net sales.

Sweden is a member of the European Union and the European Monetary Union but has decided not to join the Currency Union for the time being. The introduction of a single currency in Europe has not brought about any change in the Group's strategic direction. SKF has treated Europe as a single market for a number of years. The SKF companies operating in the Euro-zone gradually converted from local currencies to the Euro in 2001. The migration from local currencies to the Euro was completed before January 1, 2002.

Results of Consolidated Operations - 2002-2004

Sales

Sales in 2004 amounted to MSEK 44,826 (41,377). The 8.3% increase in net sales compared to 2003 was attributable to structure by 1.1%, to exchange rate effects by -3.5%, to price and mix by 2.4%, and to volume by 8.3%. Mix refers to volume shifts between regions, various customer segments and products with different price levels.

A number of reasons contributed to the increased sales such as expansion of the offer to SKF customers, acquisitions, an overall market demand increase and also some gain of market shares.

Sales in 2003 amounted to MSEK 41,377 (42,430). The 2.5% decrease in net sales compared to 2002 was attributable to structure by 0.3%, to exchange rate effects by -7.7%, to price and mix by 0.7%, and to volume by 4.2%.

Operating Profit

The operating profit in 2004 amounted to MSEK 4,499 (3,299 and 4,022), which includes a net effect of approximately MSEK -100 for implementing the restructuring programme announced in 2003. As part of ongoing business activities in 2004, some approximately MSEK 80 was as an expense due to impairment of fixed assets and measures to reduce future costs. A restructuring expense of MSEK 282 and impairment of MSEK 205 were charged to the fourth quarter 2003 and affected cost of goods sold by MSEK 421 and selling and administrative expenses by MSEK 66. During the third quarter 2003 a restructuring expense of approximately MSEK 250 was neutralized by certain non-recurring income as well as through a reassessment of existing provisions.

The operating margin for 2004 amounted to 10.0% (8.0% and 9.5%).

All divisions showed an improvement in the operating result for 2004 due to better price/mix in the business, better volumes and good cost control despite higher raw material costs and a negative currency impact.

Cost of goods sold, selling and administrative expenses amounted to 40,396. The costs were divided into 36% salaries, wages and social charges, 4% depreciation, amortization and impairment and 60% mainly purchased goods and services.

Other operating income and other operating expenses include items such as exchange gains and losses arising on operating assets and liabilities, gains and losses on sales of non-production related capital assets, gains and losses on sales of companies and operations and rental revenues. The exchange gains and losses, net, 2004 amounted to MSEK 25 (-42 and -63).

In addition, in 2004, other operating income included a gain of MSEK 20 from the sale of the associated company Momentum Industrial Maintenance Supply AB and gains on sales of real estate.

Profit before taxes

Profit before taxes in 2004 amounted to MSEK 4,152 (2,793 and 3,542). The financial income and expense, net, amounted to MSEK -347 (-506 and -480) and was positively affected by decreased borrowings. Post-employment benefits have affected the financial net negatively with MSEK 290. The financial exchange gains and losses, net, amounted to MSEK -20 and includes a positive effect of MSEK 127 from hedging activities.

Profit after taxes

Profit after taxes in 2004 amounted to MSEK 3,009 (2,095 and 2,487). The actual tax rate in 2004 was 28% (25% and 30%).

The low tax rate was attributable to the favourable outcome of two tax disputes and to the reversal of valuation allowances on deferred tax assets because of changes in judgement of the realizability of the related deferred tax assets.

Dividends

On April 23, 2004, a dividend of SEK 10,00 Swedish kronor (8,00 and 6,00)

per share was paid to shareholders.

Due to the strong performance, cash generating capacity and outlook, the Annual General Meeting 2005 decided to increase the dividend to 12.00 Swedish kronor per share.

The dividend for 2004 is payable to all shareholders on the VPC AB's public share register as of April 22, 2005. The total dividend to be paid is around MSEK 1,366.

Diluted earnings per share

The SKF Stock Option Programme which was introduced in 2000 is based on existing SKF B shares. Citibank administers the exercise of the options by purchasing existing SKF B shares on the market for the option holder. There is no dilution of earnings per share as no additional SKF B shares are issued when options are exercised. The costs for the Group (difference between the price of the share on exercise day and the exercise price) will be wholly or partially neutralized as the share swap agreements entered into with banks for hedging purposes will be closed. Based on the price of the SKF B share of SEK 296 at December 31, 2004, the unrealized costs for all outstanding options amounted to MSEK 97. This amount was primarily neutralized by an unrealized gain of MSEK 87 in the share swap agreements to be exercised when the options are utilized for acquiring shares. In view of the circumstances and the actions taken, Management believes that the outstanding option Programme had no effect on the result in 2004.

Division overview for the years ended December 31, 2004, 2003 and 2002.

Previously published amounts have been reclassified to conform to the current Group structure in 2004. The following table provides information regarding the results of SKF's divisions for 2004, 2003 and 2002 (Amounts in MSEK):

Industrial Division	2004	2003	2002
Net sales	10,784	9,663	9,694
Sales including intra-Group sales	16,730	15,139	15,475
Operating profit	1,625	1,431	1,634
Operating margin %	9.7	9.5	10.6
Service Division
Net sales	14,261	13,076	13,476
Sales including intra-Group sales	15,845	14,608	15,015
Operating profit	1,683	1,416	1,421
Operating margin %	10.6	9.7	9.5

Automotive Division Net sales	13,910	13,217	13,588
Sales including intra-Group sales	15,538	14,677	15,074
Operating profit	601	431	501
Operating margin %	3.9	2.9	3.3

Electrical Division
Net sales	1,931	1,833	1,903
Sales including intra-Group sales	6,702	6,459	6,676
Operating profit	329	214	418
Operating margin %	4.9	3.3	6.3

Aero and Steel Division
Net sales	3,874	3,551	3,741
Sales including intra-Group sales	6,584	6,016	6,321
Operating profit/loss	214	-167	213
Operating margin %	3.3	-2.8	3.4

Results for 2004 compared to 2003

Industrial Division

Net sales in 2004 amounted to MSEK 10,784 (9,663) Sales including intra-Group sales were MSEK 16,730 (15,139). Sales were significantly higher in Europe, North America and Asia, measured in local currencies and compared to last year.

The increased focus to develop and deliver added value products and the increased industrial activity enabled SKF to increase its sales.

The operating profit was MSEK 1,625 (1,431) with an operating margin of 9.7% (9.5%). The result for the division was a result of a better price/mix in the business and good cost control despite higher raw material costs and negative currency effect.

Service Division

Net sales in 2004 amounted to MSEK 14,261 (13,076). Sales, including intra-Group sales, were MSEK 15,845 (14,608).

Sales in Europe, Asia and Latin America, measured in local currencies, were significantly higher in 2004 than in 2003 and higher than in 2003 in North America. The increase in sales was a result of improving the SKF offer to its distributors, the launch of new distributor development programmes and a good market demand situation in all regions in the world.

The operating profit was MSEK 1,683 (1,416) with an operating margin of 10.6% (9.7%).

Automotive Division

Net sales 2004 amounted to MSEK 13,910 (13,217). Sales including intra-Group sales were MSEK 15,538 (14,677). Sales in Europe to the car and light truck industry were higher in 2004 than in 2003, measured in local currencies. Sales in North America were slightly lower. Sales to the heavy truck industry were significantly higher in 2004 than in 2003, both in Europe and in North America. Sales to the vehicle service market were significantly higher 2004 than in 2003.

The overall market for cars and light trucks in Europe was stable while SKF sales increased significantly due to the fact that SKF supplied models had a good sales development during the year. Sales to the heavy trucks industry were good in Europe as well as in North America, this because of the overall strong market demand for heavy trucks during the year.

The operating profit was MSEK 601 (431) with an operating margin of 3,9% (2.9%). This in spite of a negative currency impact and higher raw material costs.

Electrical Division

Net sales in 2004 amounted to MSEK 1,931 (1,833). Sales including intra-Group sales were MSEK 6,702 (6,459) Sales, measured in local currencies, were unchanged in Europe in 2004 compared to 2003. Sales in Asia were significantly higher than in 2003, mainly due to strong sales to the two-wheeler industry. Sales to household appliance manufacturers developed positively owing to the strength of the segment and to new business gained. For the two-wheeler segment, new products launched during 2003 such as crankshaft and camshaft bearings have contributed to the rise in sales and the gain of new customers in 2004.

The operating profit was MSEK 329 (214) with an operating margin of 4,9% (3,3%).

Aero and Steel Division

Net sales in 2004 amounted to MSEK 3,874 (3,551). Sales, including intra-Group sales, were MSEK 6,584 (6,016). Global air traffic showed strong growth through-out the year with volume significantly higher. There was also a decline in the number of parked aircraft. Fixed-wing aircraft production was higher than in 2003, especially in Europe. Both helicopter and jet engine production were also higher in 2004. Consequently, the demand for bearings and components from the aerospace industry began to rise slowly. SKF sales in Europe in 2004 were slightly higher than in 2003, while they were unchanged in North America.

The operating profit was MSEK 214 (-167) with an operating margin of 3.3% (-2.8%).

SKF Aerospace's operating margin increased due to higher demand for bearings and components for the aerospace industry as a consequence of factors described in section above. Ovako Steel's operating margin increased due to higher market demand combined with positive effects from the major restructuring Programme implemented in 2002 and 2003.

Results for 2003 compared to 2002

Industrial Division

Net sales in 2003 amounted to MSEK 9,663 (9,694). Sales including intra-Group sales were MSEK 15,139 (15,475) Sales in Europe were unchanged in 2003. Sales in North America developed well throughout the year and in Asia sales were significantly higher than in 2002, measured in local currency.

The operating result was MSEK 1,431 (1,634) with an operating margin of 9.5% (10.6%). The operating result includes expenses for restructuring and impairments of MSEK 48.

Service Division

Net sales in 2003 amounted to MSEK 13,076 (13,476). Sales, including intra-Group sales, were MSEK 14,608 (15,015).

Sales in Europe, measured in local currencies, were flat compared with the figure for 2002, with Western Europe remaining weak, while Eastern Europe experienced good volume growth. Sales in North America were lower compared with last year. Sales both in Asia and Latin America were significantly higher.

The operating result was MSEK 1,416 (1,421) with an operating margin of 10.6% (9.7%). The operating result includes expenses for restructuring and impairments of MSEK 45.

Automotive Division

Net sales 2003 amounted to MSEK 13,217 (13,588). Sales including intra-Group sales were MSEK 14,677 (15,074). Sales in Europe to the car and light truck industry were higher in 2003 compared to the figure for 2002, measured in local currencies. Sales in North America were higher than the year before. This development came in spite of a decline in the market, both in North America and Europe. SKF's increase was due to a gain of market share and greater sales of higher value products. In Asia, and particularly in China, sales developed strongly owing to the rapid growth of these key markets. Higher sales were recorded in Europe for the heavy truck market, whereas sales in North America were significantly lower in 2003 compared to the figure for 2002. Global sales to the vehicle service market were higher than in 2002.

The operating result was MSEK 431 (501) with an operating margin of 2.9% (3.3%). The operating result includes expenses for restructuring and impairments of MSEK 74.

Electrical Division

Net sales in 2003 amounted to MSEK 1,883 (1,903). Sales including intra-Group sales were MSEK 6,459 (6,676) Sales, measured in local currencies, were stable in Europe in 2003 compared to 2002, the decrease in vehicle electrical systems and two-wheelers being offset by the increase in the production of household appliances. Sales in Asia were higher than in 2002.

The operating result was MSEK 214 (418) with an operating margin of 3.3% (6.3%). The operating result includes expenses for restructuring and impairments of MSEK 134.

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

SKF Aerospace's operating margin decreased due to lower demand for bearings and components for the aerospace industry as a consequence of factors described in section above. Ovako Steel's operating margin decreased due to a sharp rise in the cost of raw materials (primarily steel scrap), a weak demand for steel and a negative currency effect.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Over the last few years, a comprehensive programme has been carried out to restructure underperforming activities and to improve the cost structure and operating margin. The importance of the efficient use of capital and a positive cash flow has been focused in the organisation.

Financial targets

The current target for profitable growth was set in April 2003. The goal is to have an operating margin level of 10% and to increase sales by SEK 10 billion by 2006, some 6% growth rate annually. SKF also has a target of a return on capital employed of 18%, and a target that cash flow after investments before financing and structural investments will equal net profit. The financial targets are cascaded down to the Divisions and business units through SKF's financial performance management model.

Financial performance management model

SKF's financial performance management model is a simplified, economic value-added model. This model, called TVA (Total Value Added), promotes improved margins, capital reduction and profitable growth. TVA is the operating result, less the pre-tax cost of capital in the currency in which the business is conducted. The TVA result development for the Group correlates well with the trend of the share price over a longer period of time. The SKF Group's variable salary and option Programmes are based on this model.

Dividend policy

SKF's dividend policy is based on the principle that the dividend should be adapted to the trend of earnings and cash flow, taking into account the Group's development potential and financial position. The Board of Directors' view is that the dividend should amount to approximately one half of SKF's average net profit calculated over a business cycle.

Financing

SKF's policy is that the financing of the Group's operations should be long-term. As of December 31, 2004, the average maturity of SKF's loans was two and a half years. The Group's financial policy is that, in addition to this loan financing, SKF should have a payment capacity in the form of available liquidity and/or long-term credit facilities amounting to approximately MEUR 300. On December 31, 2004, the Parent Company had long-term loan commitments totalling MEUR 300 from eleven banks.

The Group has been assigned an A minus (A-) rating for long-term credits by Standard and Poor's and an A3 rating by Moody's Investors Service, both with stable outlook.

Consolidated statements of cash flow

Cash flow from operations

A continued good operating profit, which in 2004 amounted to MSEK 4,499, (3,299 and 4,022), contributed to the strong cash flow.

Cash flow after investments before financing

The target is to continuously generate a cash flow after investments before financing, structural investments and acquisitions to a level equal to net profit.

The Group's capital expenditures for tangible assets amounted to MSEK 1,401 (1,379 and 1,442). Of the Group's total additions to tangible assets approximately MSEK 72 (70 and 76) were invested in measures to improve the environment, both internally and externally. In 2004, the Group paid MSEK 707 (89 and 559) to acquire businesses, primarily:

  Willy Vogel AG, a German-based group in the field of lubrication systems. For further details see Note 2 to the consolidated financial statements filed as a part of this Form 20-F;
  Vibration Engineers and Consultants Pvt. Ltd., an India-based condition-monitoring service provider;
  The remaining 40% of Anhui Cr Seals Co. Ltd, China, a producer of seals. 60% of the company was aquired in 1997.

The above businesses were included in the Group's consolidated financial statements in 2004 from the date of acquisition.

Sales of businesses related mainly to the divestment of SKF's share in the associated company Momentum Industrial Maintenance Supply AB. The sales price was MSEK 90 and the Group recorded a profit of MSEK 20.

Cash effect on short-term financial assets

Loans were amortized by MSEK 532 (492 and 802). Interest-bearing loans totalled MSEK 1,116 at year-end (1,618 and 2,409), while the provision for post-employment benefits net, amounted to MSEK 4,607 (7,861). Interest payments amounted to MSEK 196 (313 and 519) and interest received to MSEK 234 (249 and 333) (see Note 6 to the consolidated financial statements filed as a part of this Form 20-F).

Long-term financial assets totalled MSEK 448 at year-end (4,48). Dividends received amounted to MSEK 7 (7 and 6) (see Note 6 to the consolidated financial statements filed as part of this Form 20-F).

Short-term financial assets decreased by MSEK 2,777 (increased 812 and 143). The SKF Group considers short-time financial assets to be cash and cash equivalents (see Note 14 to the consolidated financial statements filed as part of this Form 20-F). To some extent the marketable securities defined as short-term financial assets have maturities exceeding three months. However, these securities represent highly liquid assets and can easily be converted to cash. In 2004, short-term financial assets were affected negatively by MSEK 97 (195 and 310) owing to changes in exchange rates, mainly USD and EUR.

Need for additional funding

While the Group has no present plans with respect to acquisitions involving the need for additional funding through debt or equity financing, any significant future acquisition may involve such external debt or equity financing. In view of the coming redemption of shares, SKF will seek external financing.

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

Working Capital

On January 27, 2005, the Board of Directors of SKF announced a proposal of a 5:1 share split combined with a redemption of shares. The proposal was approved at the Annual General Meeting on April 19, 2005.

After the transfer to the shareholders of the reduction amount of MSEK 2,846, combined with a dividend of SEK 12 a share which corresponds to a total transfer of MSEK 1,366 to the shareholders, SKF believes that the financial position will be sufficient to further finance and develop it's operations. In the Group's opinion its working capital is sufficient for its present requirements.

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

Tax laws in Sweden and certain other countries permit allocations that are deductible for tax purposes. To a certain extent, companies can thus allocate profit so that it remains in the companies without being taxed immediately. In the Group balance sheets the cumulative value of these allocations, less the related provisions for deferred taxes, is shown under restricted reserves. These restrictions are not expected to have any impact on the Group's ability to meet its cash obligations.

Cash and cash equivalents

Cash and cash equivalents of the Group are mainly held in Swedish kronor, Euro and USD.

Financial risk

The Group's operations are exposed to various financial risks. In “Item 11 - Quantitative and qualitative disclosures about market risk” the financial instruments used for hedging purposes are described in detail. The Group's financial policy defines currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in the SKF Treasury Centre, the Group's internal bank.

Currency risk

The SKF Group is exposed to both transaction and translation exposures. The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe. The introduction of the euro has reduced the transaction exposure. SKF's policy has been to hedge the estimated net currency flows for three to six months on average. As of year-end, the lengths of the actual forward contracts conformed to the basic policy. As from 2005, reporting requirements for hedging under IFRS is different from previous reporting requirements under Swedish GAAP, and as a consequence hedging is limited to a few of the major transactional currency exposures. In accordance with Group policy, translation exposure on the Group accounts is not hedged.

Interest rate risk

Liquidity and borrowing is concentrated to the SKF Treasury Centre. By matching maturity dates of investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

Credit risk

The Group's policy states that only well-established financial institutions are approved as counterparties. Exposure per counterparty is continuously monitored.

Liquidity risk

In addition to own liquidity, AB SKF had committed credit facilitites of MEUR 300 at year end. More details about risk management and hedging activities can be found in Note 28 to the Consolidated Financial Statements.

Commitments for capital expenditures

At December 31, 2004, the Group had approximately MSEK 415 in commitments for capital expenditures.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Fundamental to SKF's strategy is its Research and Development (R&D) work. The primary areas for SKF's basic R&D are:

  Tribology - how to reduce friction and wear and what lubrication to use.
  The selection of materials (steel, ceramics, plastics, polymers, etc.) and the manufacturing processes to attain the required material properties for the products.
  Calculation models - knowledge implemented in SKF's unique software products which help customers quickly to select the right bearings and to predict what bearing and seal performance is expected in a specific application.
  Mechatronics - the synergistic integration of mechanical engineering with electronics and intelligent computer control in the design of industrial products and processes.

In addition, a significant amount of R&D is devoted to improving existing SKF manufacturing processes and to developing new ones.

Research and development expenditures in 2004, 2003 and 2002 amounted to MSEK 784 (750 and 767), corresponding to 1.7%, (1.8% and 1.8%), of annual sales. IT development costs and costs for product customisation are not included. Basic research is conducted at the Group's Engineering & Research Centre in The Netherlands and SKF's manufacturing process development centre in Gothenburg, Sweden. SKF intends to continue to invest in product development and increased productivity. SKF regularly patents new technologies. There are no patents or licenses that are material to the company's business or profitability. Net MSEK 18 have for Swedish GAAP been recorded as intangible assets related to development expenditures.

5.D. TREND INFORMATION

Sales in all regions for the first quarter calculated in local currencies, were significantly higher compared to the same quarter last year with a total increase by 14.2%. The manufacturing level for the first quarter 2005 was relatively unchanged compared to the fourth quarter, but was higher than for the first quarter last year.

The market demand for SKF's products and services is expected to remain on a high level in Europe and North America and to continue to be significantly higher in Asia and Latin America. The manufacturing level will be maintained to ensure a good service level.

For a discussion of the trends that affect our business and operating results, see "Item 3.B Risk Factors - Cyclical nature of the business."

5.E. OFF-BALANCE SHEET ARRANGEMENTS

The Group does not have any off-balance sheet arrangements as defined in the rules to this Item 5.E.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Group's contractual obligations at December 31, 2004 by maturity.

Payments due by period (amounts in MSEK):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Obligations	932	28	824	30	50
Capital Lease Obligations	17	8	7	2	-
Operating Leases	1,032	209	313	164	346
Purchase Obligations	2,342	820	1,081	228	213
Other Long-Term Obligations	48	8	16	8	16
TOTAL	4,371	1,073	2,241	432	625

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

Directors elected by the Annual General Meeting

The names of the members of the Board, their age and title, the year in which they joined the Company's Board and their principal business activities performed outside SKF as of December 31, 2004 are set forth below.

Anders Scharp

Born 1934. Chairman.

Board member since 1992.

Chairman of the SKF Remuneration Committee.

Chairman Saab AB and AB Nederman.

Board member Investor AB.

Tom Johnstone

Born 1955. President and

Chief Executive Officer.

Board member since 2003.

Sören Gyll

Born 1940. Board member since 1997.

Board member Skanska AB, SCA Svenska Cellulosa Aktiebolaget, Medicover S.A. (Belgium) and The Royal Swedish Academy of Engineering Sciences (IVA).

Vito H Baumgartner

Born 1940. Board member since 1998.

Board member Partnerre Ltd, Northern Trust Global Services Ltd and Scania.

Ulla Litzén

Born 1956. Board member since 1998.

President, W Capital Management AB.

Board member Atlas Copco AB, Investor AB,

Karo Bio AB and Posten AB.

Clas Åke Hedström

Born 1939. Board member since 2000.

Chairman of the SKF Audit Committee.

Chairman of the Board Sandvik AB.

Philip N Green

Born 1953. Board member since 2000.

Director and Chief Executive Officer of Royal

P&O Nedlloyd N.V. Director and Chief Executive Officer of P&O Nedlloyd Container Line Ltd.

Board member of The Chamber of Shipping, International Advisory Council member Port of Singapore, Member of the Advisory Board London Business School, Trustee of the Philharmonia Orchestra and Fellow of the Royal Society of Arts (FRSA).

Winnie Kin Wah Fok

Born 1956. Board member since 2004.

Board member Global Beauty International Limited and Memorex Holdings Ltd.

Employee representatives

Göran Johansson

Born 1945. Board member since 1975.

Chairman Executive Committee of the City Council of Göteborg.

Chairman Liseberg AB.

Lennart Larsson

Born 1948. Board member since 2004.

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

Chairman Metalworkers' Union, SKF, Göteborg and SKF Workers World Council, Göteborg.

Anders Olsson

Born 1952. Deputy board member since 1998.

Board member SIF (The Swedish Union of Clerical and Technical Employees in Industry) Ovako Steel AB, Hällefors.

Honorary chairman

Lennart Johansson

Honorary Chairman of the

Board of Directors of AB SKF.

Auditor

Hans Pihl

Authorized Public Accountant

Deloitte

Group Management

Set forth below are the names of the Group Management of SKF at the end of year 2004, their age, length of employment with SKF, the year in which they were appointed to their respective offices, their areas of experience within the Group and their principal business activities performed outside SKF.

Tom Johnstone

Born 1955

Employed since 1977

President and Chief Executive Officer from April 15, 2003.

Executive Vice President AB SKF from 1999 to April 15, 2003, President SKF Automotive Division from 1996 to April 15, 2003.

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

Board member: Nederman Holding AB, Dyckerhoff AG and Wafangdian Bearing Co. Ltd.

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

Board member: Centaur Utveckling AB and Papperskedjan AB.

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

Board member: Trygg-stiftelsen Ågrenska AB and Momentum Maintenance Supply AB.

Phil Knights

Born 1948

Employed since 1987

President, SKF Service Division since 1999.

Previous positions within SKF:

Managing Director SKF (U.K.) Services Ltd, Chief Executive, SKF South East Asia & Pacific Ltd, Sales & Marketing Director, SKF South East Asia & Pacific Ltd.

Board member: Endorsia.com International AB and CoLinx, LLC.

Sten Malmström

Born 1943

Employed since 1973

President and Chief Executive Officer, SKF USA Inc. since 1999.

Previous positions within SKF:

President SKF Reinsurance, President SKF International, Vice President and SKF Group Treasurer, Vice President Finance, SKF France, President SKF Component Systems, Senior Vice President SKF Group Business Development.

Board member: The Swedish-American Chamber of Commerce and Manufacturers Alliance/MAPI.

Kaj Thoren

Born 1944

Employed since 1975

Senior Vice President, Aero and Steel Division since 2002.

Previous positions within SKF:

Senior Vice President, Group Business Development, Group Controller, Group Treasurer and Managing Director of SKF International AB, Chief Executive of Business Area SKF Tools, Group Finance & Information Systems Director.

Board member: Flexlink AB, Tradex Converting AB and The Association of Swedish Engineering Industries.

Lars G Malmer

Born 1943

Employed since 1974

Senior Vice President, Group Communication since 1986.

Previous positions within SKF: Managing Director SKF Nicaragua, Head of Corporate Communications AB SKF.

Board member: West Sweden Chamber of Commerce and Industry, International Council of Swedish Industries and Chalmers Teknikpark.

Carina Bergfelt

Born 1960

Employed since 1990

General Counsel AB SKF and Secretary to the Board since 1996.

Previous positions within SKF: Legal Counsel, Group Legal.

Board member: The Association of Exchange-listed Companies.

Alrik Danielson

Born 1962

Employed since 1987

President, SKF Industrial Division since September 1, 2003.

Previous positions within SKF:

President SKF do Brazil and prior to that several managerial positions within the Group.

Left SKF in February 2005

Tryggve Sthen

Born 1952

Employed since 2003

President, SKF Automotive Division since April 1, 2003.

Board member: Altima AB and Tivox AB.

Henrik Lange

Born 1961

Employed 1988-2000 and since 2003

Senior Vice President, Group Business Development

Previous positions: President, SKF Polen, President SKF Austria.

Board member: Endorsia.com International AB

As of January 24, 2005 President, Industrial Division.

Riccardo Dell'Anna

Born 1955

Employed since 1980

Senior Vice President, Group Technology and Quality Development

Previous positions:General Manager Business Unit Car – Automotive Division.

Board member: Chairman, AICQ P – Italian Association for Quality – Piedmont, Certo and Boella Institute. Academician International

Academy for Quality

Eva Hansdotter

Born 1962

Employed since 1987

Senior Vice President Group Human Resources and Sustainability

Previous positions: Department Manager, Finance & HR Systems/Application Delivery, SKF Dataservice, Gorup IT Strategist and HR & OD of Group IT, Director Human Resources Industrial Division AB SKF.

Magnus Johansson

Born 1955

Senior Vice President Six Sigma

Employed 1981-2002 and since 2004.

Previous positions: Director Human Resources and Quality, President SKF Sweden AB.

6.B. COMPENSATION

Principles

The Chairman of the Board and the Board members are remunerated in accordance with the decision taken at the Annual General Meeting. No remuneration is paid to the employee representatives.

To enhance shareholder value, the remuneration to the Chief Executive Officer and Group Management in 2004 consisted of fixed annual salary, variable salary, other benefits and retirement benefits. The magnitude of the remuneration was in proportion to the manager's responsibility and authority. The right to variable salary was limited to a certain percentage of the fixed salary.

Board of Directors

At the Annual General Meeting held in 2004 it was decided that the Board shall be entitled to a fixed allotment of SEK 2,350,000 to be divided among the Board members according to the decision of the Board. It was further decided that an allotment corresponding to the value of 800 SKF B shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company. When deciding upon the amount of the allotment, the value of an SKF B share shall be determined at the average latest payment rate according to the quotations on the Stockholm Stock Exchange during the five trading days after publication of the company's press release for the financial year 2004. Finally it was decided that an allotment of SEK 150,000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

At the Statutory Board Meeting in 2004 it was decided that the fixed allotment should be divided as follows: SEK 700,000 should be distributed to the

Chairman of the Board and SEK 275,000 to each of the other Board members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment of SEK 37,500 for committee work be received by each of the Chairman, Clas Åke Hedström, Ulla Litzén and Philip N Green.

Chief Executive Officer

Tom Johnstone, Chief Executive Officer and President of AB SKF received from the company in year 2004 as salary and other remunerations a total of SEK 6,050,128, of which SEK 867,794 was variable salary for 2003 performance. Tom Johnstone's fixed annual salary 2005 will amount to SEK 5,750,000. The variable salary for 2003 paid out in 2004 could amount to a maximum of 60% of the fixed annual salary for year 2003 and was based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA. Tom Johnstone's retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 2,932,042 corresponding to SEK 1,084,856 per year. The amount SEK 2,932,042 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto AB SKF shall pay a yearly premium corresponding to 30% of the difference between Tom Johnstone's fixed annual salary and the amount on which Tom Johnstone's benefit-based pension is calculated as described above. This part of Tom Johnstone's pension benefit is fee based and vested. The cost for Tom Johnstone's pension benefits was recorded in the amount of SEK 2,484,613. The 2004 remuneration to the Chief Executive Officer did not include any stock option entitlements. Tom Johnstone holds from earlier allocations according to the AB SKF Stock Option Programme described below stock options allowing him to acquire 25,483 existing SKF B shares. In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two years' salary.

Group Management

SKF's Group Management (exclusive of the Chief Executive Officer), at the end of the year 15 people, received in 2004 remuneration and other benefits amounting to a total of SEK 48,116,766, of which SEK 37,376,174 was fixed annual salary and SEK 6,695,808 was variable salary for 2003 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model called TVA (see Board of Directors' report for description). In year 2004 the remuneration to Group Management did not include any stock option entitlements. Group Management holds from earlier allocations according to the AB SKF Stock Option Programme stock options allowing them to acquire 164,691 existing SKF B shares. In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary.

The SKF Group's Swedish defined-benefit pension plan for senior managers has a normal retirement age of 62 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment.

During 2003 the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The normal retirement age is 62 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2004, five senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The SKF Group pays for the senior managers covered by the premium based plan contributions based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base amounts. This pension is fee-based and vested.

For additional pension benefits to SKF's Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member's not resident in Sweden, a provision was recorded in the amount of MSEK 58 as at December 31, 2004. The cost for these pension benefits in year 2004 amounted to MSEK 23.

6.C. BOARD PRACTICES

Activities of the Board of Directors of AB SKF in 2004:

The Annual General Meeting of AB SKF, held in the spring of 2004, elected eight Board members. In addition hereto, two members and two deputy members have been appointed by the employees. The Board held six meetings in 2004. The Board adopted written rules of procedure for its internal work. These rules prescribe, inter alia:

  the number of Board meetings and when they are to be held;
  the items normally included in the Board agenda;
  the presentation to the Board of reports from the external auditors.

 The Board also issued written instructions as to:

  when and how information required for the Board's assessment of the Company's and the Group's financial position shall be collected and reported to the Board;
  the allocation of the tasks between the Board and the President;
  the order in which the deputy Presidents shall act in the President's absence.

Remuneration Committee

The Board has established a Remuneration Committee consisting of the  Chairman of the Board, Anders Scharp, and the Board members, Sören Gyll and Vito H  Baumgartner. The Remuneration Committee prepares matters related to the principles for the remuneration, including incentive programmes and pension benefits, of the Group Management. All decisions related to such principles are thereafter decided by the Board of Directors. Matters related to the CEO's employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors. The Remuneration Committee held four meetings in 2004.

Audit Committee

The Audit Committee consists of Clas Åke Hedström as chairman and the Board members Anders Scharp, Ulla Litzén and Philip N Green. The tasks of the Audit Committee include preparations in relation to the nomination of external auditors, a review of the scope of the external audit, an evaluation of the performance of the external auditors, a review of financial information and a review of internal financial controls. The Audit Committee held five meetings in 2004.

Board issues

Issues dealt with by the Board during the year include market outlook, financial reporting, acquisitions and divestments of companies, the strategic direction and business plan of the SKF Group and management issues. During the year, the Board members were asked to evaluate the quality of the Board work and the Board meetings by completing a questionnaire. The results were thereafter discussed at a Board meeting.

Nomination of Board members

The following applied regarding the nomination process of the Board members who were proposed by a group of major shareholders for election at the Annual General Meeting in 2005.

At the Annual General Meeting of AB SKF in 2004, it was decided that the nomination process should include the stipulation that the four largest shareholders by voting power during the fourth quarter should appoint one representative each who, together with the Chairman of the Board, would work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting for decision. The names of the representatives of the four largest shareholders were announced in October 2004. In November/December 2004, the Chairman made an assessment of the work of the Board and its members during the year. He then had meetings with representatives of the four largest shareholders including the Knut and Alice Wallenberg Foundation, Alecta, Skandia Liv and Robur. During the meetings, the Chairman presented his assessment of the need of special Board competence and compared such needs with available resources in the Board. The representatives of the group of major shareholders then gave their views on the composition of the Board.

Executive Committee

The Executive Committee comprises, besides the Chief Executive Officer, the president of each division and the Chief Financial Officer. The Executive Committee comprised in the end of 2004 the following seven members: Tom Johnstone, President and Chief Executive Officer; Tryggve Sthen, President Automotive Division; Alrik Danielsson, President Industrial Division, ; Guiseppe Donato, President Electrical Division; Phil Knights, President Service Division; Kaj Thorén, President Aero and Steel Division and Tore Bertilsson, Chief Financial Officer.

6.D. EMPLOYEES

On December 31, 2004, the Group had 39,867 registered employees (38,700 and 39,739). Temporary employees, if on the payroll of an SKF company, are included in the number of employees presented by the Group but are not significant in number. Temporary employees on subcontract from a temporary services firm are not included in the figures. Previously published amounts have been reclassified to conform to the 2004 current Group structure.

Average number of employees by geographic location:

Year ended December 31

	2004	2003	2002

Sweden	4,686	4,539	4,614
France	3,678	3,813	3,865
Italy	4,573	4,614	4,748
Germany	5,985	5,430	5,466
Western Europe, other	3,336	3,334	3,686
Central/Eastern Europe	3,220	3,201	3,625
USA	4,708	4,725	4,916
Canada	188	190	178
Latin America	1,833	1,642	1,567
Middle East & Asia	5,658	5,342	5,247
Africa	637	668	697
Total	38,502	37,632	38,609

Registered number of employees by division

Year ended December 31

	2004	2003	2002

Industrial Division	11,499	10,437	10,474
Service Division	4,831	4,685	4,527
Automotive Division Division	9,758	9,604	10,133
Electrical Division	7,417	7,615	8,078
Aero and Steel Division	4,993	4,978	5,162
Others	1,369	1,381	1,365
Total	39,867	38,700	39,739

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

As of April 20, 2005, ownership of shares is as follows:

Directors at year end 2004 (excluding CEO)	Shares	Class
Anders Sharp	25,000	B
Sören Gyll	2,000	B
Vito H Baumgartner	600	B
Philip N Green	0	-
Clas Åke Hedström	1,000	B
Ulla Litzen	7,100	B
Winnie Kin Wah Fok	500	A
Göran Johansson	0	-
Lennart Larsson	0	-
Kenneth Carlsson	0	-
Anders Olsson	33	A
Total	40,000

The table below shows number of stock options granted during the respective years. In 2004 SKF did not grant any stock options.

Group Management at year end 2004

	A Shares	B Shares		Number of B Shares possible to acquire under stock options granted in year

			2001	2002	2003
Tom Johnstone	0	3,767	6,000	9,483	10,000
Gunnar Gremlin	300	0	4,000	3,793	4,000
Tryggve Sthen	0	0	0	0	10,000
Henrik Lange	0	0	0	0	0
Alrik Danielsson*	0	0	2,000	1,897	2,000
Christer Gyberg	0	7,000	6,000	9,483	10,000
Giuseppe Donato	0	0	6,000	9,483	10,000
Tore Bertilsson	1,000	1,000	6,000	9,483	10,000
Phil Knights	0	2,100	6,000	9,483	10,000
Sten Malmström	1,027	500	4,000	3,793	4,000
Kaj Thorén	0	5,051	4,000	3,793	10,000
Lars G Malmer	1,200	1,367	4,000	3,793	4,000
Carina Bergfelt	0	0	4,000	3,793	4,000
Eva Hansdotter	0	0	0	0	0
Magnus Johansson	0	0	0	0	0
Riccardo Dell'Anna	0	0	0	0	0

              Total

	3,527	20,785	52,000	75,863	96,000

*) Options allocated prior to joining Group Management. Alrik Danielsson left the company in February 2005.

Year of Allocation	No. of options allocated	No. of people	Forfeited Total (of which in 2004)	Outstanding options	Exercise price,SEK	Exercise period
2001	402,000	183	22,000(800)	265,086	174	2003-2007
2002	589,950	271	35,100(11,382)	566,232	246	2004-2008
2003	811,000	330	40,000(24,000)	795,000	233	2005-2009

For the stock option programme see Note 26 to The Consolidated Financial Statements, filed as a part of this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth, as of March 31 2005, with respect to the ten largest shareholders known by SKF to be owners of any class of SKF's voting securities. The information in this table is based on information furnished to SKF by the Swedish Central Share Registry, VPC.

	The ten largest shareholders	Number of A shares	Number of B shares	Number of votes	In % of voting rights	In % of share capital

1	Knut och Alice Wallenbergs Stiftelse(foundation)	7,250,000	3,935,000	7,643,500	28.97	9.83
2	ALECTA (pension fund)	1,436,146	2,038,000	1,639,946	6.21	3.05
3	Robur Funds	881,682	1,359,500	1,017,632	3.86	1.97
4	Skandia	920,966	239,961	944,962	3.58	1.02
5	The National Insurance Fund, First Fund Managing Board	485,206	109,895	496,196	1.88	0.52
6	Gamla Livförsäkringsaktiebolaget (Insurance Group)	430,000	353,000	465,300	1.76	0.69
7	The National Insurance Fund, Third Fund Managing Board	414,375	453,787	459,754	1.74	0.76
8	AFA Insurance	275,100	753,800	350,480	1.33	0.90
9	Föreningssparbanken	150,056	1,840,088	261,926	1.19	2.30
10	Euroclear Bank	167.330	1.004.737	260,080	0.99	0.91

Each A Share entitles the holder to one vote and each B Share to one-tenth of one vote. It was decided at the AB SKF's Annual General Meeting on April 18, 2002, to insert a share conversion clause in the Articles of Association which allows owners of A Shares to convert A shares into B shares. The total number of issued and outstanding A shares and B shares of SKF as of April 30 2005 were 16,670,461 (14.6%) and 97,167,306 (85,4%) respectively. The total number of shares were 113,837,767.

SKF is not aware that it is directly or indirectly owned or controlled by another corporation or by any foreign government.

SKF recognizes that the U.S. Securities and Exchange Commission might take the position that Knut och Alice Wallenbergs Stiftelse could be deemed to be a controlling corporation of the Company.

SKF does not believe that Knut och Alice Wallenbergs Stiftelse should be deemed to be a controlling corporation of SKF.

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

7.B. RELATED PARTY TRANSACTIONS

The Group holds investments in associated companies (see Note 31 to the consolidated financial statements filed as part of this Form 20-F). The transactions between the associated companies and the Group are normal sales and purchases in the ordinary course of business.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.	Consolidated financial statements. Our audited consolidated financial statements and required financial statement schedule are included under "Item 17 – Financial Statements". Except for our consolidated financial statements included under Item 17, no other information in this annual report has been audited by our independent auditors.

4.	Not applilcable
5.	Not applilcable
6.	Export Sales. For a breakdown of our sales per geographic area, see Note 3 to the consolidated financial statements filed as part of this Form 20-F.
7.	Legal and Arbitration Proceedings. None of our current legal or arbitration proceedings are expected to have a significant effect on our financial position or profitability. None of our legal or arbitration proceedings has had in the past a significant effect on our financial position or profitability. See also "Item 4.B – Business Overview – Legal Proceedings."

8.	Dividend policy. SKF's dividend policy is based on the principle that the dividend should be adapted to the trend of earnings and cash flow, taking into account the Group's development potential and financial position. The dividend should amount to approximately one half of SKF's average net profit calculated over a business cycle.

8.B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

In 2003, the Group de-listed the SKF share from the Swiss stock exchange in Zurich in December, and from Nasdaq* in the United States in September. SKF's ADRs (American Depositary Receipts) are now traded on the U.S. OTC market. SKF also delisted the SKF share from the Paris stock exchange in January 2004. In January 2005 the B Share was delisted from The London Stock Exchange. The reason for exiting these stock exchanges was that the volumes traded on them did not support a listing.

*ADSs had been listed on the Nasdaq* National Market since 1985 under the symbol "SKFR", with Citibank, N.A., acting as depositary.

The principal market for SKF's A and B Shares is the OM Stockholm Stock Exchange (the "Stockholm Exchange").

The table below sets forth, for the periods indicated, the high and low closing prices of SKF's B shares as reported by the daily official list of the Stockholm Exchange. The closing bid price per B share as reported in the daily official list of the Stockholm Exchange on April 28 was 299,00.

	Shares
	High	Low
	(SEK per Share)
Annual information for the past five years
2000.......................................................................................	245.0	115.5
2001.......................................................................................	208.5	129.5
2002.......................................................................................	262.0	194.0
2003.......................................................................................	286.5	204.0
2004.......................................................................................	298.5	245.0
Quarterly information for the past three years
2002
First Quarter...........................................................................	249.50	195.00
Second Quarter......................................................................	262.00	219.00
Third Quarter..........................................................................	249.00	203.50
Fourth Quarter........................................................................	261.00	194.00
2003
First Quarter...........................................................................	239.50	204.00
Second Quarter......................................................................	237.50	211.00
Third Quarter..........................................................................	278.50	229.00
Fourth Quarter........................................................................	286.50	244.50
2004
First Quarter...........................................................................	295.00	255.00
Second Quarter......................................................................	288.50	245.00
Third Quarter.........................................................................	291.50	263.00
Fourth Quarter.......................................................................	297.50	275.00

Monthly information for most recent six months
November 2004.....................................................................	297.50	278.00
December 2004......................................................................	296.00	283.00
January 2005..........................................................................	324.00	299.50
February 2005........................................................................	340.00	318.00
March 2005............................................................................	352.00	341.50
April 2005 up to April 28........................................................	307,00	297,00

As of April 15, 2005 1,236,526 ADRs were outstanding, held by 29 Registered Holders.

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

Trading on the Stockholm Exchange continues until 5:30 p.m. each business day. Substantial inter dealer trading in listed securities occurs after trading on the Stockholm Exchange closes. The Stockholm Exchange publishes a daily official list, which includes the volume of recorded transactions in each listed stock together with the prices of the highest and lowest recorded trades of the day. The official list reflects price and volume information for trades completed by members on the floor during the day as well as for inter dealer trades completed off the floor and certain inter dealer trades completed on the floor during the previous business day.

Swedish law includes certain prohibitions against trading on inside information, and certain registration requirements for trading by board members and certain management personnel.

A law regulating companies quoted on the Stockholm Stock Exchange and subsidiaries of such companies requires that a resolution to:

(a)	issue new shares;
(b)	issue convertible debt instruments;
(c)	issue debt instruments with an option to subscribe for new shares; or
(d)	transfer such shares or instruments issued by a company within the same group;

must be adopted at a general meeting of shareholders by a majority of shareholders representing nine tenths of the votes cast and nine tenths of the shares represented, if such resolution deviates from the shareholders' preferential right of subscription in accordance with the Swedish Companies Act of 1975 or the Articles of Association, and such issue is offered to, e.g.:

(i)	members of the board of the company or any other company within the same group;

(ii)	the managing director or the deputy managing director of the company or any other company within the same group; or

(iii)	employees of the company or any other company within the same group.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See section 9.A "Listing Details."

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of the material provisions of SKF's Articles of Association (the "Articles") as of December 31, 2004 and the Swedish Companies Act relating to the shares. This description does not purport to be complete and is qualified in its entirety by reference to Swedish statutory law and to the Articles. On April 19, 2005 the Annual General Meeting adopted amended Articles of Association; see Item 19.

Share Capital and Corporate Purpose

SKF is registered in the Swedish Companies Register under the number 556007-3495. SKF is authorized to carry on business operations, principally with roller bearings and seals, components and component systems, manage real and movable property and conduct other therewith compatible businesses.

SKF's share capital is comprised of a minimum of SEK 1,350 million and a maximum of SEK 5,400 million. Of this amount, a maximum of 432 million shares may be Class A shares and a maximum of 432 million shares may be Class B shares. As of December 31, 2004 16,957,861 Class A shares were outstanding and 96,879,906. Class B shares. A holder of Class A shares has the right but not the obligation to require that any or all such Class A shares are converted to Class B shares. Each share has a par value of SEK 12.50.

Share Capital Increases and Preferential Rights of Shareholders

If SKF decides to issue new Class A and Class B shares by means of a cash issue, class A and B shareholders have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through this primary preferential right shall be offered to all shareholders for subscription on a pro rata basis. Shareholders may vote to waive shareholders' preferential rights at a general meeting.

Election of Board of Directors

In addition to specially appointed members and deputies, SKF's Board of Directors must have a minimum of five directors and can have a maximum of ten directors, with a maximum of five deputies. All directors, except for the specially appointed members and deputies, are elected each year at the annual general meeting for the period up to and inclusive of the following annual general meeting.

Certain Powers of Directors

The Board of Directors is charged with the organization of the company and the management of the company's operations and the executive officers are charged with the day-to-day management of the company in accordance with guidelines and instructions provided by the Board of Directors. The executive officers thus have borrowing powers only to the extent such borrowing is part of the day-to-day management of the company and in accordance with any guidelines and instructions provided by the Board of Directors.

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

In a decision to issue new shares shall be specified from which time the new shares are entitled to receive dividends. The right to receive dividends shall, however, commence no later than for the fiscal year during which the shares shall have been fully paid. Any person entered in the share register or in a list pursuant to Section 3, §12 of the Swedish Companies Act (1975:1385) on the stipulated recording date shall be deemed to be entitled to receive a dividend, and, in the event of a bonus issue, new shares due to the holder and to exercise the shareholder's preferential right to take part in the issue. The right to receive a dividend lapses after ten years, after which the company is entitled to the dividend in question.

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

A shareholder may attend and vote at the meeting in person or by proxy. Any shareholder wishing to attend a general meeting must notify SKF no later than twelve noon on the day specified in the notice to attend the general meeting. SKF is required to accept all notifications through at least five business days prior to the meeting. A person designated in the register as a nominee (including the depositary of the ADSs), is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner's own name entered in the register of shareholders on the record date and notifies SKF, as described above, that it wishes to attend the general meeting.

Under the Swedish Companies Act of 1975, resolutions are normally passed by a simple majority of votes cast. Exceptions include: (i) resolutions to waive shareholder preferential rights in connection with an issue of new shares or convertible debt instruments or debt instruments with the right to subscribe for new shares or to reduce the share capital or to approve a merger or purchase of own shares, each of which require a qualified two-thirds majority of the votes cast as well as at least two-thirds of the shares represented at the general meeting; (ii) resolutions which restrict the transferability of shares, or limit the number of shares in respect of which a single shareholder may vote, or which deal with certain other special matters, in which case a minimum quorum and a larger majority, or in some cases unanimity, is required; (iii) resolutions which alter the Articles in other respects, for which a majority consisting of at least two-thirds of the shares represented at the meeting and of the votes cast is required; (iv) resolutions whereby the legal rights of certain shares would be adversely affected for which, in addition to (iii) above, the approval of all holders of such shares represented at the meeting and representing at least nine-tenths of all such shares is required; and (v) resolutions whereby the legal rights of an entire class of shares would be adversely affected, for which, in addition to (iii) above, the approval of the holders of at least half of all the shares of such class and of nine-tenths of the shares of such class represented at the meeting is required.

A shareholder or proxy for one or more shareholders may at any general meeting of shareholders, unless the company's Articles of Association provide otherwise, cast the full number of votes represented by such holder's shares. SKF's Articles do not prohibit the shareholders from casting the full number of votes represented by such shareholder's shares.

Investment Restrictions

There are no general rules specifically aimed at limiting foreigners' rights to purchase, own or sell securities issued by Swedish limited liability corporations.

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

(1)-the acquisition results in the acquirer's share of the number of votes for all shares in the company reaching or exceeding any of the thresholds 10, 20, 33.33, 50 and 66.67%, or

(2)-the transfer results in the transferor's share of the number of votes for all shares in the company falling below any of the thresholds described in (1) above.

Please note, in connection with the above, that shares owned by persons and companies that are affiliated to or are acting in concert with the acquirer or the transferor shall be treated as if the shares were the acquirer's or transferor's own.

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

2005 share split and redemption

On January 27, 2005, the Board of Directors announced a proposal to effect a share split combined with a redemption of outstanding shares. Pursuant to this proposal, each holder of either Class A shares or Class B shares registered as owners on May 9, 2005 has received four ordinary Class A shares or Class B shares, respectively, each with a nominal value of SEK 2.50, and one redemption share that will automatically be redeemed for SEK 25.00. The proposal was approved by the shareholders at the Annual General Meeting on April 19, 2005. The split was completed in May 2005 and the redemption will be completed in June 2005.

In connection with the foregoing, the shareholders of the Company approved the following proposals at the Annual General Meeting on April 19, 2005:

a.	Amendment of the Articles of Association
The shareholders approved the proposal to amend the wording of the Articles of Association, to the principal effect that:
	-	the nominal value of each share be changed from SEK 12.50 to SEK 2.50;

-	the permitted range of the share capital be changed from a minimum of SEK 1,350,000,000 and a maximum of SEK 5,400,000,000 to a minimum of SEK 1,100,000,000 and a maximum of SEK 4,400,000,000;
-	the number of Class A shares and Class B shares that may be issued, respectively, be changed to a maximum of 1,760,000,000; and
-

a new class of shares, Class C shares, be introduced whereby a maximum of 113,837,767 Class C shares may be issued. Class C shares shall be entitled to one-tenth of a vote per share, carry no rights to dividends and are subject to redemption at the request of holders of Class C shares, the Company's Board of Directors or a General Meeting of Shareholders.

b.	Redemption of Class A and Class B shares
The shareholders approved the proposal to reduce the Company's share capital by SEK 284,594,417.50 through redemption of 113,837,767 shares, whereby redemption of Class A shares and Class B shares, respectively, shall be made in proportion to the number of shares of the respective series issued at the time of the implementation of the change of the nominal value of the share. For each redeemed share SEK 25.00 will be paid, of which SEK 2.50 constitutes the nominal value of the share. Payment will be made in a total amount of SEK 2,845,944,175. Following the reduction, the share capital will amount to SEK 1,138,377,670.

c.	Issuance of Class C shares
The shareholders approved the proposal to increase the Company's share capital by SEK 284,594,417.50 through an issue of 113,837,767 new Class C shares, each share with a nominal value of SEK 2.50, and on the following terms and conditions:

	-	Svenska Handelsbanken AB shall subscribe for the new shares with deviation from the shareholders' preferential rights;
	-	subscription for the new shares shall be made on a subscription list not later than on May 30, 2005;
	-	payment of SEK 2.50 per share shall be made in cash for the subscribed shares not later than on May 30, 2005; and

	-	over-subscription may not take place.

The new shares are subject to the Articles of Association's reservation on reduction in accordance with Chapter 6, Section 8 of the Swedish Companies Act, and according to the Articles of Association, the new shares do not carry any rights to dividends.

d.	Redemption of Class C shares
The shareholders approved the proposal to reduce the Company's share capital by SEK 284,594,417.50 by way of redemption of all 113,837,767 Class C shares and approved the transfer of an amount corresponding to the reduction amount to the statutory reserve. The redemption shall be effected as soon as possible following registration of the issue of new Class C shares.

A redemption price shall be paid for each redeemed share in the amount of SEK 2.50 adjusted as per the day of redemption by an interest rate of STIBOR 30 days plus 0.05 percentage units, calculated from the day of payment of the subscription price for the Class C shares.

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

The following summary outlines certain material U.S. federal income tax consequences and certain material Swedish tax consequences to U.S. Holders (as defined below) of the ownership and disposition of ADSs or B shares. A U.S. Holder is a beneficial owner of ADSs or B shares (i) who is a citizen or individual resident of the United States for U.S. federal income tax purposes, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust; (ii) who owns (directly, indirectly or by attribution) less than 10% of the share capital or voting stock of the Company; (iii) who holds the ADSs or B shares as capital assets; (iv) who is not also resident of Sweden for Swedish tax purposes; and (v) who is entitled to benefits under the terms of the Income Tax Treaty and the Estate Tax Treaty (as such terms are defined below). This summary is not exhaustive of all possible tax considerations to Holders (such as situations involving taxpayers who are U.S. expatriates, securities broker-dealers, banks, insurance companies, regulated investment companies, financial institutions, persons subject to the alternative minimum tax, tax-exempt organisations, persons holding ADSs or B shares as part of a straddle, hedging or conversion transaction, persons who acquired the ADSs or B shares pursuant to the exercise of employee stock options or otherwise as compensation or persons whose functional currency is not the U.S. dollar, among others), who may be subject to special tax rules not discussed in this annual report. U.S. Holders of ADSs or B shares are advised to consult their own tax advisors as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership and disposition of ADSs or B shares.

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

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of any distributions (including any Swedish withholding tax thereon) paid by the Company to U.S. Holders of ADSs or B shares generally will be treated as a dividend and taxed as ordinary income to the U.S. Holder on the date of receipt, in the case of B Shares (and, in the case of ADSs, will be the date of receipt by the Depositary). Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations under section 243 of the Code. The amount of the distribution that will be included in the gross income of the U.S. Holder will be the U.S. dollar value of the distribution (including the amount of any Swedish taxes withheld therefrom) calculated by reference to the spot rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the Swedish kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert Swedish kronor into U.S. dollars on the date of receipt generally will have a tax basis in the Swedish kronor equal to its U.S. dollar value on such date. Foreign currency gain or loss, if any, recognized by the U.S. Holder on a subsequent conversion or other disposition of the kronor generally will be U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to non residents of Sweden are subject to Swedish withholding tax at a rate of 30%. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a U.S. Holder who is entitled to treaty benefits under the "Limitation on Benefits" article of the Income Tax Treaty, and who does not have a "permanent establishment" or "fixed base" situated in Sweden to which the receipt of the dividend is attributable, generally will be subject to Swedish withholding tax at a reduced rate of 15%. A U.S. Holder may be required to provide documentary evidence that such Holder is entitled to the reduced 15% withholding tax rate under the Income Tax Treaty, and is advised to consult its own tax advisors in this regard.

If a U.S. Holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate Swedish taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. The difference in exchange rates may reduce the U.S. dollar value of the credits for Swedish taxes relative to its U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. Holder may elect to translate Swedish taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service.

Subject to complex conditions and limitations, the 15% Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder's U.S. federal income tax liability. For this purpose dividends generally will constitute foreign source "passive" income or, for certain U.S. Holders, foreign source "financial services" income for U.S. federal income tax purposes. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute "passive category income" or, in the case of certain U.S. Holders, "general category income". The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such Holder's foreign taxes in the taxable year. A deduction does not reduce tax on a dollar for dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Income Tax Treaty, and whether, and to what extent, a foreign tax credit will be available.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 15%) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Income Tax Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its ADSs and B Shares should constitute qualified dividend income for U.S. federal income tax purposes. The United States Treasury and the Internal Revenue Service have announced their intention to promulgate rules pursuant to which holders of ADSs and shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. Holder of ADSs or B Shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

Tax on Sale, Exchange or Other Dispositions

For U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of ADSs or B shares based on the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the ADSs or B shares. Such gain or loss will be U.S. source gain or loss, and generally will be treated as long term capital gain or loss if at the time of the sale, exchange or other disposition the ADSs or B shares have been held for more than one year. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to U.S. federal income taxation at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

In general, under the Income Tax Treaty, a U.S. Holder who is entitled to treaty benefits under the "Limitation on Benefits" article of the Income Tax Treaty and who does not have a "permanent establishment" or "fixed base" in Sweden to which the holding of the ADSs or B shares is attributable, will not be subject to Swedish tax on any capital gain derived from the sale, exchange or other disposition of ADSs or B shares. However, where an individual previously resident in Sweden becomes a resident of the United States, Sweden is entitled to tax capital gains on ADSs or B shares disposed of within 10 years of the person ceasing to be a resident in Sweden.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties and gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company currently believes that it will not be treated as a PFIC for the taxable year ended December 31, 2004. If the Company were to become a PFIC in any taxable year, the tax on distributions on its ADSs or B shares and on any gains realised upon the disposition of ADSs or B shares may be less favourable than as described herein. Furthermore, dividends paid by the Company would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of ADSs or B shares.

Swedish Transfer and Property Tax

Currently, there is no transfer tax or similar tax on trading in shares and certain other equity related securities in Sweden. In general, a holder of ADSs or B shares who is a resident of the United States will normally not be subject to Swedish property tax unless such ADSs or B shares are included in a business carried on in Sweden.

Swedish Estate and Gift Taxes

Sweden has recently abolished its legislation with regard to estate and gift taxes, effective January 1, 2005 (or December 17, 2004, according to a proposal from the Government due to the tsunami in Asia). However, for taxable years beginning before January 1, 2005, (or December 17, 2004) the transfer of an ADS or B share by gift or by reason of the death of the owner is subject to Swedish gift or inheritance tax if the donor or decedent was domiciled or resident in Sweden or was a citizen of Sweden or was married to a Swedish citizen and had left Sweden less than ten years before the gift transaction or death. In addition, Swedish gift tax (which generally has somewhat broader application than Swedish inheritance tax) may be levied in connection with the gift of an ADS or B share if the donor was a Swedish legal entity or if the donee was a Swedish citizen or a Swedish legal entity. Under the Estate Tax Treaty, the transfer of an ADS or B share by a citizen or domiciliary of the United States who was not a Swedish citizen or domiciliary, as defined in the Estate Tax Treaty, by gift or by reason of the death of the owner is generally not subject to Swedish gift or inheritance tax, unless such ADS or B share (i) formed part of the business property of a permanent establishment situated in Sweden or (ii) pertained to a fixed base situated in Sweden and was used for the performance of independent personal services. In the case where the transfer of an ADS or B share by a citizen or domiciliary of the United States who was not a Swedish citizen by gift or by reason of the death of the owner is subject to both Swedish and United States estate or gift tax, the Estate Tax Treaty generally provides that the United States will allow as a credit (subject to limitations) against U.S. tax imposed with respect to the transfer an amount equal to the tax paid to Sweden with respect to such transfer. In the case where a transfer is subject to estate or gift tax in the United States by reason of the transferor's domicile, and subject to Swedish gift or inheritance tax by reason of the transferor's citizenship, the Estate Tax Treaty requires Sweden to allow a credit (subject to limitations) for U.S. tax paid in respect of such transfer. U.S. investors who may be impacted by these laws, including the Estate Tax Treaty, are urged to consult their own tax advisors regarding the repeal of the Swedish estate and gift tax regime.

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

10.F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G. STATEMENT BY EXPERTS

Not applicable.

10.H. DOCUMENTS ON DISPLAY

You may read and copy all or any portion of the documents that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. A copy of Form 20-F is also displayed on the Company's homepage www.skf.com under Investor Relations, Reports.

10.I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCL. ABOUT MARKET RISK

The SKF Group's operations are exposed to various types of financial risks. The Group's financial policy includes guidelines and definitions of currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group's internal bank.

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

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Programme (see Note 26 and 28 of the consolidated financial statements) has been partially hedged by share swap arrangements.

During 2004, forward exchange contracts and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure, including the hedging of firm commitments, anticipated transactions and internal bank activities. Interest rate swaps were used to manage the interest rate exposure on investments and borrowings. Share swaps were used to hedge the Stock Option Programme.

Derivative Financial instruments

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments as of December 31. All values in MSEK.

	2004	2003	2002

Type of instruments:
Forward exchange contracts	18,866	14,154	12,588
Currency options	2,468	2,304	1,499
Interest rate swaps	918	3,097	2,911
Share swaps	337	362	246
	22,589	19,917	17,244
Purpose:
Hedging of:
- firm commitments	4,108	3,674	4,785
- anticipated transactions	2,871	4,733	2,078
- other internal bank activities	9,563	7,824	5,838
Trading	5,710	427	1,587
Interest rate management	--	2,897	2,712
Share swaps	337	362	244
	22,589	19,917	17,244

Market quotes were obtained for all financial derivative instruments. All forward contracts and currency options used to hedge the Group's exposure to fluctuations in foreign currency as well as trading contracts will mature in 2005. For interest rate swaps outstanding at December 31, 2004, the maturity dates vary from 2005 to 2007. The share swaps used to partially hedge the SKF Stock Option Programme will expire from 2007 to 2009.

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

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD or against the EUR has an effect from net currency flows on profit before taxes of approximately MSEK 330 and 120, respectively, excluding any effects from hedging transactions.

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

The currency flows between SKF companies managed by SKF Treasury Centre in 2004 were through netting reduced from MSEK 40,900 to MSEK 5,900. This amount represented the Group's main transaction exposure in 2004.

Net Currency Flows in 2004

	Flows, MSEK	Average rate
USD	3,300	7.65
EUR	1,200	9.11
CAD	370	5.60
Other*	1,450
SEK	(6,320)

*       "Other" is a sum comprising some 10 different currencies.

The Group's policy is to hedge the net currency flows for three to six months on average. This is the length of time normally deemed to be required to reflect new conditions. All derivative contracts outstanding at year-end will mature in 2005, the majority maturing during the first quarter.

As from January 1, 2005, when IFRS rules are implemented by the Group, hedge accounting as defined by IAS 39 will be limited to a few of the major transactional exposures

Group policy states that financial assets and liabilities should be invested or raised internally within the Group. All currency risk exposure related to the internal bank activities was hedged by forward contracts.

Translation exposure

Translation exposure is defined as the Group's exposure to currency risk arising when translating the results and net assets of foreign subsidiaries to Swedish kronor. In accordance with Group policy, these translation effects on the Group's accounts are not hedged.

Interest rate risk management

Interest rate exposure is defined as the Group's exposure to the effects of future changes in the prevailing level of interest rates.

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching maturity dates of investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. For loans, the average interest period must not exceed 36 months. Interest rate swaps were used to manage interest rate exposure of investments and borrowings. As of December 31, 2004, the average interest period of the Group's investments was 2 months and for loans 27 months taking into account interest rate swaps. Interest rate swaps were also used for trading purposes.

As of December 31, 2004 the Group had net short-term financial assets (short-term financial assets less total loans) of MSEK 2,449 (4,724 and 3,121). A change of one percentage point in interest rates influences profit before taxes by approximately MSEK 25.

Trading

SKF Treasury Centre uses derivative financial instruments for trading purposes, limited according to Group policy.

Risk management - Stock Option Programme

In 2000, a Stock Option Programme on SKF B shares already issued was introduced.

The purpose of the SKF Stock Option Programme and the allocation model on which the grant of options is based are described in detail in Note 26 of the consolidated statements filed as part of Form 20-F.

To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when stock options allocated under the Stock Option Programme become exercisable, share swap arrangements have been made with financial institutions. However, these hedging arrangements could increase the cost for the Group in case the market price of the SKF B share declines.

According to Group policy, the stock options allocated may be hedged to 100%.

The purpose of the hedging is to balance risks and to minimize costs for the Group caused by an increase as well as a decrease in the price of the SKF B share. Moreover, the hedges should be cost effective for the Group. With these objectives in view, the hedging portfolio has been limited to less than 100% of the allocations made under the Stock Option Programme.

At the end of 2004, the hedging covered 59% of the allocations made under the Stock Option Programme 2001-2003. As a consequence of the hedging, a fluctuation in the share price between SEK 200 and 280 will have no negative impact on the result of the Group. A fall in the price of the SKF B share by SEK 50 below the lower of the price levels SEK 200, would affect the result negatively by MSEK 38. A rise in the price of the SKF B share by SEK 50 above the higher of the price levels SEK 280 would have a negative impact on the result amounting to MSEK 31.

As of December 31, 2004, the number of SKF B shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was 863,000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.

The floating STIBOR rates ranged between 2.97% and 2.20% in 2004. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance.

Liquidity risk management

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MEUR 300. In addition to its own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 11 banks at December 31, 2004. These facilities, which are unutilised, will expire in 2009. Available liquidity as of December 31, 2004 amounted to MSEK 3,565 (6,342 and 5,530).

A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody's Investor Service is A- and A3, respectively, both with a stable outlook.

Credit risk management

Credit risk is defined as the Group's exposure to losses in the event that one party to a financial instrument fail to discharge an obligation. The Group deals only with well-established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

The Group's policy states that only well established financial institutions are approved as counterparties. The major parts of these financial institutions have signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterpart is continuously monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counterparties with the largest concentration of risks was MSEK 600 and 400, respectively, at December 31, 2004.

The Group's concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers. Trade receivables are subject to credit limit control and approval procedures in the subsidiaries.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our President and Group Chief Executive and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Group's disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared.

There were no changes to the Group's internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

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

Investor Relations
Group Communication, AB SKF, SE-415 50 Goteborg, Sweden.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Accounting Firm's Fees

The following table summarizes the aggregate fees billed to the SKF Group by the independent registered accounting firm Deloitte:

(SEK in millions)	2004	2003
Audit Fees (a)	24	24

Audit-Related Fees (b)	5	5

Tax Fees (c)	2	3

All Other Fees (d)	8	6

Total	39	38

(a)	Fees for audit services billed in 2004 and 2003 consisted of audit of the SKF Group's annual financial statements and statutory and regulatory audits.

(b)	Fees for audit-related services billed in 2004 and 2003 consisted of
Financial accounting and reporting consultations
Employee benefit plan audits
Advice on the Sarbanes-Oxley Act of 2002
Review of sustainability information in the SKF Group's annual financial statement
Locally required compliance work

(c)	Fees for tax services billed in 2004 and 2003 consisted of tax compliance and tax planning and advice:
Fees for tax compliance services. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted primarily of income tax return assistance, assistance with tax return filings in certain foreign jurisdictions
Fees for tax planning and advice services. Tax planning and advice are services rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result. Such services consisted of:

i. Tax advice related to the alteration of employee benefit plans
ii. Tax advice related to structuring certain proposed mergers, acquisitions and disposals

(d)	Fees for all other services billed in 2004 and 2003 consisted of permitted non-audit services, such as:
Human capital advisory services Procedures performed in connection with certain statutory requirements.

PRE-APPROVAL POLICY

All services performed by the independent auditor in 2004 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

[Please add the disclosure required by this section]

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Programmes	Maximum Number of Shares that may yet be Purchased under the Programmes
2004-01-01 to 2004-01-31

2004-02-01 to 2004-02-29

2004-03-01 to 2004-03-31

2004-04-01 to 2004-04-30

2004-05-01 to 2003-05-31

2004-06-01 to 2004-06-30

2004-07-01 to 2004-07-31

2004-08-01 to 2004-08-31

2004-09-01 to 2004-09-30

2004-10-01 to 2004-10-31

2004-11-01 to 2003-11-30

2004-12-01 to 2004-12-31

Total

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Aktiebolaget SKF

We have audited the accompanying consolidated balance sheets of Aktiebolaget SKF and subsidiaries (the "Company") as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flow for each of the years then ended. Our audits also included the financial statement schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2004. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktiebolaget SKF and subsidiaries as of December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in Sweden. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The application of the latter would have affected the determination of net profit for each of the three years in the period ended December 31, 2004 and the determination of shareholders' equity at December 31, 2004, 2003 and 2002, to the extent summarized in Note 30.

As discussed in Note 30, the reconciliation to U.S. GAAP as of December 31, 2003 and 2002 and for each of the years then ended has been restated.

As discussed in Note 1 under "Changes in Accounting Principles," in 2003 the Company changed its method of accounting for post employment benefits to conform to RR 29, "Employee Benefits."

Deloitte & Touche AB
Gothenburg, Sweden

May 12, 2005

Consolidated income statement

AB SKF AND SUBSIDIARIES

		Years ended December 31

Millions of Swedish kronor except earnings per share		2004	2003	2002

Net sales		44 826	41 377	42 430
Cost of goods sold	Note 4, 5	- 33 697	- 32 022	- 31 844

Gross profit		11 129	9 355	10 586

Selling expenses	Note 5	- 6 373	- 5 896	- 6 390
Administrative expenses	Note 5	- 326	- 279	- 246
Other operating income		305	367	323
Other operating expenses		- 233	- 267	- 283
Profit/loss from associated companies		-3	19	32

Operating profit		4 499	3 299	4 022

Financial income	Note 6	142	- 52	-22
Financial expense	Note 6	- 489	- 454	- 458

Profit before taxes		4 152	2 793	3 542

Taxes	Note 7	-1 143	-698	- 1 055

Profit after taxes		3 009	2 095	2 487

Minority interests' share in profit for the year		- 50	- 56	- 21

Net profit		2 959	2 039	2 466

Earnings per share after tax, SEK (5)		6.50	4.48	5.42
Diluted earnings per share after tax, SEK (5)		6.50	4.48	5.42

(5) All Swedish GAAP earnings per share amounts have been restated to retroactively reflect the effects of a 4:1 share split, combined with a redemption procedure, approved and completed by SKF after December 2004. The split was completed in May 2005 and the redemption will be completed in June 2005.

The accompanying notes are an integral part of the consolidated financial statements

Consolidated balance sheets

AB SKF AND SUBSIDIARIES

		As of December 31

Millions of Swedish kronor		2004	2003	2002

ASSETS
Capital assets
Intangible assets	Note 8	912	648	1 063
Long-term deferred tax assets	Note 7	718	940	604
Tangible assets	Note 9	11 012	11 138	12 418
Investments	Note 31	307	364	419
Long-term financial and other assets	Note 10	496	472	1 343

		13 445	13 562	15 847
Short-term assets
Inventories	Note 11	8 985	8 429	8 987
Accounts receivable	Note 12	7 406	6 516	6 840
Short-term tax assets	Note 7	119	126	188
Other short-term assets	Note 13	1 327	1 351	1 285
Short-term financial assets	Note 14	3 565	6 342	5 530

		21 402	22 764	22 830

Total assets		34 847	36 326	38 677

SHAREHOLDERS' EQUITY, MINORITY INTEREST,
PROVISIONS AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital	Note 15	1 423	1 423	1 423
Restricted reserves		3 687	3 920	5 634
Unrestricted equity
Unrestricted reserves		8 512	7 782	6 842
Net profit		2 959	2 039	2 466

		16 581	15 164	16 365

Minority interest		504	499	570

Provisions
Provisions for pensions and other post-retirement benefits	Note 16	-	-	6 076
Provisions for post-employment benefits	Note 16	4 655	7 885	-
Provisions for deferred taxes	Note 7	1 076	1 077	1 859
Other provisions	Note 17	1 935	2 381	3 271

		7 666	11 343	11 206
Long-term liabilities
Long-term loans	Note 18	904	1 246	1 777
Other long-term liabilities	Note 19	56	112	65

		960	1 358	1 842
Short-term liabilities
Short-term loans	Note 21	212	372	632
Accounts payable	Note 22	3 898	3 183	3 598
Short-term tax liabilities	Note 7	487	285	311
Other short-term liabilities	Note 23	4 539	4 122	4 153

		9 136	7 962	8 694

Total shareholders' equity, minority interest, provisions and liabilities		34 847	36 326	38 677

Assets pledged	Note 24	118	178	211
Contingent liabilities	Note 25	149	86	64

The accompanying notes are an integral part of the consolidated financial statements

Consolidated statements of cash flow

AB SKF AND SUBSIDIARIES

		Years ended December 31

Millions of Swedish kronor		2004	2003	2002

Profit before taxes		4 152	2 793	3 542
Depreciation, amortization and impairment of tangible and intangible assets	Note 5	1 683	1 792	1 859

Net gain(-) on sales of tangible assets and businesses		- 38	- 74	- 80
Profit from associated companies		3	- 19	- 32
Taxes		- 858	- 930	- 867

Changes in working capital
Inventories		- 648	- 74	- 645
Accounts receivable		- 907	- 109	- 281
Accounts payable		755	- 264	1 224
Other operating assets, liabilities and provisions – net		- 55	215	- 380

Cash flow from operations		4 087	3 330	4 340

Investments in tangible assets and businesses, net		- 2 045	- 1 468	- 2 001
Sales of tangible assets and businesses		152	523	328
Change in equity securities		- 18	- 34	- 23

Cash flow after investments before financing		2 176	2 351	2 644

Change in short- and long-term loans		- 532	- 492	- 802
Change in pensions and other post-retirement benefits		–	–	- 539
Change in post-employment benefits		- 3 122	74	–
Change in long-term financial and other assets		- 25	- 15	- 167
Cash dividends		- 1 177	- 911	- 683

Cash effect on short-term financial assets		- 2 680	1 007	453

Change in short-term financial assets

Opening balance, January 1		6 342	5 530	5 387
Cash effect, excl. acquired businesses		- 2 743	1 007	453
Cash effect, acquired businesses		63	-	-
Exchange rate effect		- 97	- 195	- 310

Closing balance, December 31		3 565	6 342	5 530

	Opening balance	Exchange	Change in	Acquired and	Closing balance
Change in net interest-bearing liabilities in 2004	January 1, 2004	rate effect	items	sold businesses	December 31, 2004

Loans, long- and short-term	1 618	- 82	- 532	112	1 116
Post-employment benefits, net 1)	7 861	- 171	- 3 122	39	4 607
Financial assets; long-term 1)	- 448	26	- 25	- 1	- 448
short-term	- 6 342	97	2 743	- 63	- 3 565

Net interest-bearing liabilities	2 689	- 130	- 936	87	1 710

Businesses acquired and sold, at the date of acquisition/sale, had the following net amounts: 2)

Millions of Swedish kronor	2004	2003	2002

Net gain(-) on businesses sold	- 21	- 63	- 19
Adjustment of changes in working capital due to businesses acquired and sold:
Inventories	211	- 51	179
Accounts receivable	202	4	141
Accounts payable	- 50	3	- 54
Other operating assets, liabilities and provisions – net	359	- 132	300

Cash flow effect from operations in businesses acquired and sold	701	- 239	547

Cash paid for businesses acquired	- 707	- 89	- 559
Cash received for businesses sold	93	331	94

Cash flow effect from businesses acquired and sold after investments before financing	87	3	82

Adjustment of change in loans	- 112	- 2	- 96
Adjustment of change in pensions and other post-retirement benefits	-	-	13
Adjustment of change in post-employment benefits, net	- 39	-	-
Adjustment of change in long-term financial assets	1	- 1	1

Cash effect from businesses acquired and sold	- 63	0	0

1) Post-employment benefits, net adjusted to include also defined benefit assets, previously recorded in Financial assets; long-term.
2) The major part relates to the investment of Willy Vogel AG.

The accompanying notes are an integral part of the consolidated financial statements

Consolidated statements of changes in shareholders' equity

AB SKF AND SUBSIDIARIES

		Re-	Unre-	Share-
	Share	stricted	stricted	holders'
Millions of Swedish kronor	capital	reserves	equity	equity

Opening balance 2002-01-01	1 423	6 765	8 036	16 224

Cash dividend	-	-	- 683	- 683
Net profit	-	-	2 466	2 466
Transfer between restricted and unrestricted reserves	-	396	- 396	-
Translation effects	-	- 1 527	- 115	- 1 642

Closing balance 2002-12-31	1 423	5 634	9 308	16 365

Change in accounting principle -
Adoption of "Employee benefits" (RR 29)	-	- 1 436	- 11	- 1 447

Adjusted opening balance 2003-01-01	1 423	4 198	9 297	14 918

Cash dividend	-	-	- 911	- 911
Net profit	-	-	2 039	2 039
Transfer between restricted and unrestricted reserves	-	384	- 384	-
Translation effects	-	- 662	- 220	- 882

Closing balance 2003-12-31	1 423	3 920	9 821	15 164

Cash dividend	-	-	- 1 138	- 1 138
Net profit	-	-	2 959	2 959
Transfer between restricted and unrestricted reserves	-	- 17	17	-
Translation effects	-	- 216	- 188	- 404

Closing balance 2004-12-31	1 423	3 687	11 471	16 581

Notes to the consolidated financial statements

AB SKF AND SUBSIDIARIES

Amounts in millions of Swedish kronor unless otherwise stated. Amounts in parentheses refer to comparable figures for 2003 and 2002, respectively.

1 Accounting principles

General
The consolidated financial statements of the SKF Group and the Parent Company, AB SKF, are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP). The SKF Group is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (U.S. GAAP) as AB SKF's B shares are registered with the U.S. Securities and Exchange Commission. Significant differences between Swedish GAAP and U.S. GAAP are described in Note 30.

Consolidation - subsidiaries
The consolidated financial statements include AB SKF, and all companies in which AB SKF had a controlling influence. This is usually achieved when AB SKF, directly or indirectly, owns shares representing more than 50% of the voting rights. AB SKF and its subsidiaries are referred to as "the SKF Group" or "the Group".

All acquisitions are accounted for in accordance with the purchase method. Consolidated shareholders' equity includes the Parent Company's equity and the part of the equity in subsidiaries, which has arisen after the acquisition. The difference between the cost of acquiring the shares in a subsidiary and the shareholders' equity of that subsidiary at the time of acquisition, adjusted in accordance with the Group's accounting principles using the fair value for identifiable assets and liabilities, is accounted for:

- as goodwill in the consolidated balance sheets, if the cost of acquiring the subsidiary is higher than shareholders' equity, or

- as negative goodwill in the consolidated balance sheets, if the purchase price to acquire the subsidiary is lower than the net assets. Negative goodwill can also represent expected future losses and expenses, which do not represent identifiable liabilities at the date of acquisition.

Intercompany accounts, transactions and unrealized profits have been eliminated in the consolidated financial statements.

Segment information
The Group's primary segment is based on customer segments, which agrees to the Group's operational division structure. The secondary segment information is based on geographical location of the customer to whom the sale is made as well as the geographical location of subsidiaries' assets and capital expenditures.

Sales between business units are made on market conditions, with arms-length principle.

Segment results represent the contribution of the segments to the profit of the Group, and include some allocated corporate expenses. Unallocated items consist mainly of remaining corporate expenses, including some research and development activities, net costs relating to prior organization or disposed operations, profit from certain associated companies and certain costs which cross over segment lines for which management believes no reasonable basis for allocation exists.

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

Inter-segment receivables and payables arising from the sales between segments, are not considered segment assets and liabilities as such items are sold to and settled directly with SKF Treasury Centre, the Group's internal bank, thereby becoming financial in nature.

Investments in associated companies
Companies, in which the Group has a significant influence, are referred to as associated companies (see Note 31). Significant influence is usually achieved when the Group owns 20 to 50% of the voting rights.

Investments in associated companies are reported in accordance with the equity method. The carrying value of the investments is equal to the Group's share of shareholders' equity in these companies, determined in accordance with the accounting principles of the Group. The Group's share in the result of these companies is based on their pre-tax profit/loss and taxes, respectively.

Translation of foreign financial statements
The current rate method is used for translating the income statements and balance sheets into Swedish kronor as the subsidiaries are considered independent. All balance sheet items in foreign subsidiaries have been translated in Swedish kronor based on the year-end exchange rates. Income statement items are translated at average exchange rates. The translation adjustments that arise as a result of the current rate method are transferred directly to shareholders' equity.

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

A portfolio of share swaps was used for hedging the SKF Stock Option Programme described in Note 26. The share swaps are accounted for at the lower of cost or market value and any resulting decline in market value is recognized as an operating loss. Market value is determined as the quoted price of the SKF B share at the closing date. The gain resulting from closure of share swaps is recognized in operating profit and offsets the cost for the option programme.

The Group also uses financial derivative instruments for trading purposes, limited according to the Group's risk management policy. These financial derivative instruments are marked-to-market and exchange differences recognized in the period they arise.

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

Classification
The assets and liabilities classified as short-term are expected to be recovered or settled within twelve months from the balance sheet date. All other assets and liabilities are recovered or settled later. No other liabilities than loans and financial leases are expected to be settled later than five years from the balance sheet date. The maturities of loans and leases are presented separately in Note 18 and 20.

Inventories
Inventories are stated at the lower of cost (first-in, first-out basis) or market value (net realizable value). Raw materials and purchased finished goods are valued at purchase cost. Work in process and manufactured finished goods are valued at production cost. Production cost includes direct production cost such as material and labour, as well as manufacturing overhead as appropriate.

Net realizable value is defined as selling price less costs to complete less selling costs. Net realizable value includes write-downs for both technical and commercial obsolescence made on an individual subsidiary basis. Such obsolescence is assessed by reference to the rate of turnover for each inventory item.

Depreciation and amortization
Depreciation is provided on a straight-line basis and is calculated based on the cost of the asset. In some countries, legal revaluations were made in addition to cost, and depreciation was then based on the revalued amounts.

The rates of depreciation are based on the estimated useful lives of the assets, generally 33 years for buildings, 10-17 years for machines and 4-5 years for tools, office equipment and vehicles.

Depreciation is included in cost of goods sold, selling or administrative expenses depending on where the assets have been used.

Goodwill is amortized over more than 5 years in cases where the acquired company has an established knowledge within its business and a strategic relation to the Group's business. Goodwill is amortized on a straight-line basis, normally over a 10-year period but in some cases over a 20-year period.

Patents and similar rights are stated at cost and are amortized over their estimated useful lives, which generally range from 6 to 11 years.

Capitalized software is stated at cost and amortized over its estimated useful life, normally 4 years.

Capitalized customer relations are stated at cost and amortized over their estimated useful lives which generally range from 5 to 15 years.

When development expenditures are capitalized, it is stated at cost and amortized over its estimated useful life, normally 3 to 5 years.

Other intangible assets are stated at cost and are amortized over their estimated useful lives, normally 3 to 5 years, but never more than 20 years.

Negative goodwill is generally amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Any negative goodwill that relates to expected future losses and expenses is recognized as income when the losses and expenses are recognized.

Impairment of assets
Consideration is given at each balance sheet date to determine whether there is any indication of impairment of the carrying amounts of the Group's assets. The determination is performed at the cash generating unit level. If any indication exists, an asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the estimated net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on the average borrowing rate of the country where the assets are located, adjusted for risks specific to the assets.

Capitalization of software
The Group capitalizes software, including development costs on internally developed software, if it is probable that the future economic benefits that are attributable to it will flow to the company and the cost can be reliably measured. In addition, the cost must represent the initial investment or significantly increase standards of performance.

Research and development
Research expenditures are charged against earnings as incurred and accounted for as cost of goods sold in the consolidated income statement.

Expenditures during the development phase are capitalized as intangible assets if it is probable, with a high degree of certainty, that they will result in future economic benefits for the Group. This means that stringent criteria must be met before a development project results in the recording of an intangible asset. Such criteria include the ability to complete the project, proof of technical feasibility and market existence, as well as intention and ability to use or sell the intangible asset. It must also be possible to reliably measure the expenditures during the development phase.

Leases
A lease agreement that transfers substantially all the benefits and risks of ownership to the Group is accounted for as a finance lease. Finance leases are recorded as tangible assets, initially at an amount equal to the present value of the minimum lease payments during the lease term. Finance leases are depreciated in a manner consistent with the Group's normal depreciation policy for owned tangible assets. Lease payments are apportioned between the finance charge and the reduction of the outstanding finance lease obligation. The finance charge is allocated to periods during the lease term as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Other leases are accounted for as operating leases. Such rental expenses are recognized in the income statement, on a straight-line basis, over the lease term.

Revenue recognition
Revenues are recognized when realized or realizable and earned. Revenue from the sale of goods and services is generally recognized when (1) an arrangement with a customer exists, (2) delivery has occurred or services have been rendered, (3) the price is determinable, and (4) collection of the amount due is reasonably assured.

Contracts and customer purchase orders are generally used to determine the existence of such an arrangement. Shipping documents and customer acceptance are used, when applicable, to verify delivery. Whether the price is fixed or determinable are assessed based on the payment terms associated with the transaction. Collectibility is assessed based primarily on the creditworthiness of the customer as determined by credit limit control and approval procedures (see Note 28), as well as the customer's payment history.

Accruals for customer rebates are recorded at the time of revenue recognition. Rebates are recognized as a reduction of sales.

Revenues from service and/or maintenance contracts where the service is delivered to the customer at a fixed price is accounted for on a straight-line basis over the duration of the contract or under the percentage-of-completion method based on the ratio of actual costs incurred to total estimated costs expected to be incurred. Any anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

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

Current taxes
All the companies within the Group compute current income taxes in accordance with the tax rules and regulations of the countries where the income is taxable. Provisions have been made in the consolidated financial statements for estimated taxes on earnings of subsidiaries expected to be remitted in the following year, but not for tax liabilities, which may arise on distribution of the remaining unrestricted earnings of foreign subsidiaries.

Deferred taxes
The Group utilizes a liability approach for measuring deferred taxes, which requires deferred tax assets and liabilities to be recorded based on enacted tax rates for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss and tax credit carry forwards. Such losses and tax credit carry forwards can be used to offset future income. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Other taxes
Other taxes (see Note 7) refer to taxes other than income taxes, which should not be included elsewhere in the income statement.

Provisions
Provisions are made when the Group has liabilities of uncertain timing or amount. A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

The Group's plans are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the all-purpose assets of the company sponsoring the plan. The related liabilities carried in the balance sheet represent the present value of the defined benefit obligation, adjusted for unrecognized actuarial gains and losses and past service costs.

Under externally funded defined benefit plans, the assets of the plans are held separately from those of the Group, in independently administered funds. The related balance sheet liability or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation, taking into account any unrecognized actuarial gains or losses and past service cost. However, an asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group for example in the form of reductions in future contributions, or refunds from the plan. When such excess is not available it is not recognized, but is disclosed in the notes.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, over the remaining service lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of the plan assets at the end of the previous year.

For all defined benefits plans the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets (only funded plans) and past service cost as well as any amortized actuarial gains and losses. The past service cost for changes in pension benefits is recognized when such benefits vest, or amortized over the periods until vesting occurs.

The defined benefit accounting described above is applied only in the consolidated accounts. Subsidiaries, including the Parent Company, continue to use the local statutory pension calculations to determine pension costs and provisions in the stand-alone statutory reporting.

Some post-employment benefits are also provided by defined contribution schemes, where the Group has no obligation to pay benefits after payment of an agreed-upon contribution to the third party responsible for the plan. Such contributions are recognized as expense when incurred.

A portion of the ITP pensions arrangements in Sweden is financed through insurance premiums to Alecta. This arrangement is considered to be a multi-employer plan where defined benefit accounting is required. Alecta is currently unable to provide the information needed to do such accounting. As a result, such insurance premiums paid are currently accounted for as a defined contribution expense.

Changes in accounting principles
On January 1, 2003, the SKF Group implemented "Employee Benefits" (RR29). The one-time effect of this change in accounting principle was -1 447 after tax and was charged against equity.

In 2004 the SKF Group has applied URA 43 "Accounting for special employer's contribution and tax on returns from pension funds" according to the statement from The Swedish Financial Accounting Standards Council when calculating the Swedish pension liabilities, in addition to "Employee benefits" (RR29). The adoption of URA 43 did not have a material effect on the Group's consolidated financial position or results of operations.

International Financial Reporting Standards
Beginning 2005, the accounting policies of the SKF Group will be in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Commission (EC). SKF's first quarter report 2005 will be the first report in accordance with IFRS and will contain a full disclosure of the IFRS transition. The estimated effect of the transition from Swedish GAAP to IFRS is an increase in consolidated equity of MSEK 742, 688, 664, and 829 on January 1, 2003, December 31, 2003, December31, 2004 and January 1, 2005 respectively. The estimated effect on the net income is an increase of MSEK 59 and 17, 2003 and for, 2004, respectively.

The differences are mainly related to accounting policies under IAS 38 "Intangibles", IAS 39 "Financial Instrument, Recognition and Measurement" (as adopted by the EC), IFRS 3 "BusinessCombinations", IFRS 2 "Share-based Payments", and IAS 27 "Consolidated and Separate Financial Statements".

2 Investments in businesses

In 2004, the Group paid 707 to acquire businesses, primarily related to one major acquisition.

SKF acquired 100% of the issued share capital in the German based company Willy Vogel AG, one of the world leaders in the field of lubrication systems. The Vogel Group has two manufacturing units in Germany, one in France, one in the USA and one in Japan. Vogel has also sales operations in these countries as well as in Belgium, Hungary, Italy, the Netherlands and Spain.

The acquisition was completed July 8, 2004, at a purchase price of 678 paid in cash, whereof acquisition related expenses amounted to 11. Cash acquired were 63, giving a net cash outflow arising on acquisition of 615.

Purchase price for the equity	678
Less:
Book value of net assets	325
Fair value adjustments of net assets	324
Deferred taxes from valuation	- 116

Fair value of net assets acquired	533
Goodwill	145

Fair value of net assets consists of primarily of trade name, software, customer relationships and tangible assets.

Goodwill consist of assembled work force and synergies, since the acquisition has a very strong fit with SKFs products, customers and technologies and will enable SKF to develop and deliver more advanced solutions and increase offered customer values. Goodwill is amortized over 20 years.

Vogel Group contributed 427 of net sales and 16 of operating profit for the period between the date of acquisition and December 31. The operating profit before amortization and depreciation of fair value of net assets was 37.

3 Segment information

Customer segment
The SKF Group is divided into five divisions, each one focusing on specific customer groups worldwide. Previously published amounts have been reclassified to conform to the current Group structure in 2004.

The Industrial Division is responsible for sales to industrial OEM customers, and for the product development and production of a wide range of bearings (in particular spherical and cylindrical roller bearings, and angular contact ball bearings) and related products. The Division has specialized business areas for Railways, Linear Motion & Precision Technologies and Couplings. The business area Lubrication Systems was added in 2004 through the acquisition of Willy Vogel AG.

The Service Division is responsible for sales to the industrial aftermarket mainly via a network of some 7 000 distributors. The Division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The business area SKF Reliability Systems offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution both for the SKF Group and external customers.

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market, and also for product development and the production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep groove ball bearings and bearing seals. Of the Division's total sales, some 70% are made through other Divisions.

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes, subsystems for fly-by-wire solutions and also for offering various services including the repair of bearings. Ovako Steel is responsible for sales, product development and the production of special steels and steel components for the bearing industry and also for other industries with demanding applications. SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings for the bearing and automotive industry.

	Net sales			Sales including intra - Group sales

	2004	2003	2002	2004	2003	2002

Industrial	10 784	9 663	9 694	16 730	15 139	15 475
Service	14 261	13 076	13 476	15 845	14 608	15 015
Automotive	13 910	13 217	13 588	15 538	14 677	15 074
Electrical	1 931	1 833	1 903	6 702	6 459	6 676
Aero and Steel	3 874	3 551	3 741	6 584	6 016	6 321
Other operations	66	37	28	68	40	30
Eliminations	-	-	-	- 16 641	- 15 562	- 16 251

Group total	44 826	41 377	42 430	44 826	41 377	42 340

	Operating profit			Depreciation, amortization and impairments

	2004	2003	2002	2004	2003	2002

Industrial	1 625	1 431	1 634	441	443	475
Service	1 683	1 416	1 421	88	109	96
Automotive	601	431	501	537	569	577
Electrical	329	214	418	368	389	372
Aero and Steel	214	- 167	213	287	435	260
Other operations	1	- 13	- 14	--	--	--
Eliminations and unallocated items	46	- 13	- 151	- 38	- 153	79

Group total	4 499	3 299	4 022	1 683	1 792	1 859

	Assets			Liabilities

	2004	2003	2002	2004	2003	2002

Industrial	8 853	7 585	8 263	2 092	1 926	2 005
Service	4 343	3 889	4 270	1 372	1 242	1 521
Automotive	7 996	7 833	8 820	2 270	2 019	2 325
Electrical	3 619	3 753	4 220	1 365	1 282	1 435
Aero & Steel	3 963	3 943	4 466	1 230	1 111	1 154
Other operations	45	46	49	47	8	4
Eliminations and unallocated items	6 028	9 277	8 589	9 386	13 075	13 298

Group total	34 847	36 326	38 677	17 762	20 663	21 742

Unallocated assets and liabilities include all tax items and items of a financial interest bearing nature, including post-employment benefit assets and provisions. For further information see Note 1, Segment information.

	Capital expenditures
	excl revaluations

	2004	2003	2002

Industrial	532	407	258
Service	65	41	59
Automotive	440	455	663
Electrical	250	203	350
Aero & Steel	137	232	172
Eliminations and unallocated items	- 23	41	- 60

Group total	1 401	1 379	1 442

Geographical segments
SKF has more than 80 factories in more than 20 countries. Ball- and roller bearings, bearing units and seals for the automotive- and industrial OEM producers and for the aftermarket are produced in Europe, North America and Asia. Ball bearings are also produced in South Africa. Linear motion products and machine tools are made mainly in Europe and, to some extent, also in North America. Specialty steel is produced in Europe.

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

Net sales by
customer location

	2004	2003	2002

North America	9 152	9 244	10 879
Europe	25 717	23 401	23 092
Asia / Pacific	6 659	5 912	5 701
Other	3 298	2 820	2 758

Group total	44 826	41 377	42 430

Assets

	2004	2003	2002

North America	5 103	5 590	7 793
Europe	24 978	26 694	27 011
Asia / Pacific	4 392	3 916	4 020
Other	1 639	1 453	1 524
Eliminations	- 1 265	- 1 327	- 1 671

Group total	34 847	36 326	38 677

	Capital expenditures excl revaluations

	2004	2003	2002

North America	103	167	204
Europe	1 190	1 058	1 142
Asia / Pacific	99	111	96
Other	57	50	85
Eliminations	- 48	- 7	- 85

Group total	1 401	1 379	1 442

4 Research and development

Research and development expenditures totalled 784 (750 and 767). Additionally, the Group enters into external research contracts where the Group produces prototypes of various products on behalf of a third party. Expenses under such contracts were 10 (11 and 9).

Of the Group's intangible assets December 31, 18 (0 and 0) were composed of capitalized development expenditures (see Note 8).

5 Depreciation, amortization and impairments

	2004	2003	2002

Land improvements	8	6	7
Buildings	141	131	129
Machinery, supply systems, machine toolings and factory fittings	1 406	1 522	1 528
Intangible assets	114	118	1781)
Revaluations	14	15	17

	1 683	1 792	1 859

Depreciation, amortization and impairments were accounted for as	2004	2003	2002

Cost of goods sold	1 510	1 567	1 555
Selling expenses	162	214	293
Administrative expenses	11	11	11

	1 683	1 792	1 859

1) Intangible assets for 2002 only included goodwill.

Impairment losses 2004 totalled 37 (205 and 185), of which 18 (15 and 92) related to goodwill, 1 (21 and 0) related to other intangible assets and 18 (169 and 93) related to tangible assets. The cash generating units carrying goodwill are primarily composed of acquired businesses and consists of two major acquisitions; Willy Vogel AG and Chicago Rawhide. For Willy Vogel AG, the recoverable amount has been determined on the basis of the net selling price expected from the sale of the assets since the business was acquired in July 8th, 2004, and therefore the related goodwill was not impaired. For Chicago Rawhide and the other cash generating units, the recoverable amount has been determined on the basis of the value in use, resulting from the net present value of the net cash flow projections. A pre-tax discount rate of 19% has been used for Chicago Rawhide. Using what Management believes are reasonable assumptions based on the best information available as of the date of the financial statements, the recoverable amount was found to be in excess of its carrying amount at December 31, 2004, and therefore the related goodwill was not impaired. Impairment losses on goodwill result from two minor businesses, as a result of weakened market condition in North America and Europe. Impairment losses of tangible assets result from Group's initiatives to optimize manufacturing performance on a regional and global basis. The recoverable amount has been determined on the basis of the net selling price expected from the sale of the assets.

6 Financial income and financial expense

Financial income	2004	2003	2002

Income from equity securities and long-term financial investments	- 2	- 144	- 172
Other interest income and similar items	144	92	150

Total financial income	142	- 52	- 22

Specification of financial income

Dividends related to
- income from equity securities and long-term financial investments	7	7	6

Interest income related to
- income from equity securities and long-term financial investments	61	9	9
- other interest income and similar items	137	185	277

Financial exchange gains and losses related to
- loss (gain) from equity securities and long-term financial investments	- 70	- 160	- 187
- other interest income and similar items	7	- 93	- 127

Total financial income	142	- 52	- 22

Financial expense

Interest expense and similar items	- 489	- 454	- 458

Total financial expense	- 489	- 454	- 458

Specification of financial expense

Interest expense related to
- financial liabilities for interest expense and similar items	- 242	- 277	- 383

- pensions and other post-retirement benefits (see Note 16)	-	-	- 376
- post-employment benefits (see Note 16)	- 290	- 427	-

Financial exchange gains and losses related to
- interest expense and similar items	43	250	301

Total financial expense	- 489	- 454	- 458

Adjustment to market value of short-term financial assets affected Financial income and Financial expense by 7 (-9 and 17).
Interest received amounted to 234 (249 and 333). Interest payments amounted to 196 (313 and 519).

7 Taxes

	2004	2003	2002

Taxes on profit before taxes
- current taxes	- 1 034	- 1 006	- 690
- deferred taxes, net	- 81	303	- 358
Other taxes	- 28	5	- 7

	- 1 143	- 698	- 1 055

Deferred taxes for 2004 included a tax benefit of 148 related to the net change in the valuation allowance. Of this income, 83 represented an adjustment of the opening balance of the valuation allowance still existing at year-end. The adjustment was due to a change in circumstances which affected the judgment on the realizability of the related deferred tax asset in future years. Changes in tax rates used to calculate deferred tax had a positive impact of 6 (9 and 4).

	2004	2003	2002

Long-term deferred tax assets	718	940	604
Provisions for long-term deferred taxes	1 076	1 077	1 859

Provisions for deferred taxes/deferred tax assets - net	- 358	- 137	- 1 255

Short-term income taxes receivable	119	126	188
Short-term income taxes payable	487	285	311

	- 368	- 159	- 123

Gross deferred tax assets and provisions were related to the following items:

Gross deferred tax assets per type	2004	2003	2002

Provisions for pensions and other post-retirement benefits	--	--	434
Provisions for post-employment benefits	1 045	1 141	--
Tax loss carry-forwards	342	379	407
Inventories	258	238	328
Tangible assets	132	180	260
Other	648	727	759

Gross deferred tax assets	2 425	2 665	2 188
Valuation allowance	- 417	- 561	- 669

Net deferred tax assets	2 008	2 104	1 519

Gross provisions for deferred taxes per type	2004	2003	2002

Provisions for pensions and other post-retirement benefits	--	--	86
Provisions for post-employment benefits	31	18	--
Inventories	386	341	423
Tangible assets	1 594	1 601	1 871
Other	355	281	394

Gross provision for deferred taxes	2 366	2 241	2 774

Provisions for deferred taxes/deferred tax assets - net	- 358	- 137	- 1 255

The SKF Group implemented "Employee benefits" (RR 29) as of January 1, 2003. The one-time effect of this change in accounting principle decreased equity with -1 447, which was net of a deferred tax asset of 843.

Corporate income tax
The corporate statutory income tax rate in Sweden was 28% in 2004, 2003 and 2002 . The actual tax rate on profit before taxes was 28% (25 and 30).

Reconciliation of the statutory tax in Sweden to the actual tax	2004	2003	2002

Tax calculated on statutory tax rate in Sweden	- 1 163	- 782	- 992
Difference between statutory tax rate in Sweden and foreign subsidiaries'
weighted statutory tax rate	- 105	- 35	- 85
Other taxes	- 28	5	- 7
Permanent differences	- 77	- 14	- 148
Tax loss carry-forwards, net of changes in valuation allowance	1	43	131
Current tax referring to previous years	100	- 86	- 44
Other, including translation adjustments	129	171	90

Actual tax	- 1 143	- 698	- 1 055

Tax loss carry-forwards
At December 31 certain subsidiaries, had tax loss carry-forwards amounting to 1 135 (1 157 and 1 205). Such tax loss carry-forwards expire as follows:

2005	44
2006	43
2007	28
2008	136
2009	148
2010 and thereafter	736

At December 31, 2004, the total tax loss carry-forwards have resulted in deferred tax assets of 80, net of valuation allowances, which are included in gross deferred tax assets above. Losses can be used to reduce future taxable income, but since their benefit has already been recorded, their future use will not reduce the total tax expense of the Group with the exception of any release of the valuation allowance.

8 Intangible assets

			Businesses		Impair-		Translation
Acquisition cost	2004	Additions	acquired	Disposals	ments	Other	effects	2003	2002

Goodwill	1 306	-	149	-	-	- 5	- 101	1 263	1 402
Patents and similar rights	105	26	42	-	-	- 3	- 2	42	45
Capitalized software	135	71	40	-	-	- 15	- 4	43	45
Capitalized customer relationships	106	-	77	-	-	-	- 2	31	25
Leaseholds	29	-	-	- 1	-	-	- 1	31	29
Capitalized development	28	12	3	-	-	15	- 2	-	-
Other intangible assets	31	2	1	-	-	- 1	- 3	321)	423

	1 740	111	312	- 1	-	- 9	- 115	1 442	1 969

Accumulated amortization			Businesses		Impair-		Translation
and impairments	2004	Additions	acquired	Disposals	ments	Other	effects	2003	2002

Goodwill	741	69	-	-	182)	-	- 73	727	760
Patent and similar rights	20	4	-	-	-	- 3	-	19	16
Capitalized software	11	6	-	-	-	- 4	- 1	10	5
Capitalized customer relationships	25	5	-	-	-	-	- 2	22	2
Leaseholds	10	1	-	-	-	-	-	9	5
Capitalized development	10	6	-	-	1	4	- 1	-	-
Other intangible assets	11	4	-	-	-	-	-	71)	118

	828	95	-	-	19	- 3	- 77	794	906
Net book value	912	16	312	- 1	- 19	- 6	- 38	648	1 063

1) Due to the adoption of "Employee benefits" (RR29) the net book value of Other intangible assets was reduced by 281.
2) Accumulated impairment losses on goodwill at the end of 2004 amounts to 125 (107).

9 Tangible assets

			Businesses		Impair-		Translation
Acquisition cost including revaluations	2004	Additions	acquired	Disposals	ments	Other	effects	2003	2002

Buildings	4 636	143	109	- 41	-	224	- 103	4 304	4 654
- Revaluations	412	-	-	- 4	-	- 10	- 11	437	455
Land	633	4	67	- 9	-	14	- 10	567	621
- Revaluations	62	-	-	- 2	-	- 36	- 1	101	100
Machinery and supply systems	21 175	867	134	- 600	-	- 142	- 568	21 484	22 549
- Revaluations	162	-	-	- 4	-	33	- 13	146	157
Machine toolings, factory fittings, etc	2 941	203	24	- 110	-	- 19	- 75	2 918	3 193
Construction in process including advances	873	184	3	- 2	-	- 142	- 13	843	859

	30 894	1 401	337	- 772	-	- 78	- 794	30 800	32 588

Accumulated depreciation			Businesses		Impair-
and impairments	2004	Additions	acquired	Disposals	ments	Other	effects	2003	2002

Buildings	2 496	134	-	- 33	7	25	- 50	2 413	2 507
- Revaluations	303	11	-	- 2	-	- 6	- 8	308	307
Land	196	8	-	- 5	-	6	- 2	189	192
- Revaluations	7	-	-	-	-	- 2	-	9	6
Machinery and supply systems	14 356	1 168	-	- 576	5	- 77	- 410	14 246	14 487
- Revaluations	142	3	-	- 3	-	- 3	- 11	156	163
Machine toolings, factory fittings, etc	2 382	227	-	- 111	6	- 22	- 59	2 341	2 508

	19 882	1 551	-	- 730	18	- 79	- 540	19 662	20 170
Net book value	11 012	- 150	337	- 42	- 18	1	- 254	11 138	12 418

Finance leases included in tangible assets consisted of the following:

Acquisition value	2004	2003	2002

Buildings	40	40	67
Land	--	--	6
Machinery and supply systems	2	8	11
Machine toolings, factory fittings, etc	57	54	51

	99	102	135

Accumulated depreciation	2004	2003	2002

Buildings	35	37	53
Machinery and supply systems	1	3	3
Machine toolings, factory fittings, etc	44	31	21

	80	71	77
Net book value	19	31	58

Tax value of Swedish real estate	2004	2003	2002

Land	137	132	130
Buildings	529	536	526

	666	668	656

10 Long-term financial and other assets

	2004	2003	2002

Long-term financial receivables	134	134	154
Debt securities	19	23	25
Defined benefit assets under RR 29	48	24	-
Other long-term receivables	295	291	1 164

	496	472	1 343

Other long-term receivables in 2002 included pension assets as defined under previous GAAP of 834.

	2004

Book value and fair value of long-term financial assets were as follows	Book value	Fair value	Interest rate %

Long-term financial receivables (maturing from 2006 to 2018)	134	124	0.0-8.5
Debt securities	19	19	4.4

	153	143

Long-term financial assets outstanding at December 31, 2004, per currency were as follows	Book value

USD	23
SEK	20
EUR	70
INR	13
Other currencies	27

153

Some of the long-term financial receivables were interest free deposits mainly for rent. The rest of the long-term financial receivables have fixed interest rates until maturity.

Debt securities amounting to 19 have no fixed interest rate and are replaced by new ones as soon as they mature. The interest rate for these debt securities was 4.4% for 2004.

11 Inventories

	2004	2003	2002

Raw materials and supplies	2 145	1 761	1 876
Work in process	1 528	1 516	1 589
Finished goods	5 312	5 152	5 522

	8 985	8 429	8 987

Inventory values are stated net of a provision for net realizable value of 671. The amount charged to expense for net realizable provisions during the year was 78. Reversals of net realizable provisions during the year were 25. The amount of inventory carried at net realizable value was 1 501.

12 Accounts receivable

	2004	2003	2002

Accounts receivable	6 987	6 277	6 659
Acceptances receivable	614	437	419

	7 601	6 714	7 078
Allowance for doubtful accounts	- 195	- 198	- 238

	7 406	6 516	6 840

The change in allowance for doubtful accounts charged against profit amounted to 23 (28 and 42).

13 Other short-term assets

	2004	2003	2002

Other short-term receivables	827	851	851
Associated companies	13	-	3
Prepaid expenses	205	328	261
Accrued income	241	68	109
Advances to suppliers	41	104	61

	1 327	1 351	1 285

14 Short-term financial assets

	2004	2003	2002

Short-term investments
- in bonds and other securities	43	1 442	438
- in treasury bills and government bonds	142	1 260	1 475
- with banks	985	740	1 796
- other	1 501	1 934	783
Cash and bank accounts	894	966	1 038

	3 565	6 342	5 530

Debt securities which represent highly liquid assets and which are bought and held principally for selling them in the near term are valued and reported at market value (see Note 1). For other short-term deposits book value was assumed to represent market value.

Adjustment to market value of short-term financial assets affected Financial income and financial expense by 7 (-9 and 17).

15 Share capital

Number of shares
The share capital at December 31, 2004,	authorized and	Aggregate
consisted of the following shares (par value SEK 12.50 per share)	outstanding	par value

A shares	21 372 327	267
B shares	92 465 440	1 156

Opening balance 2004-01-01	113 837 767	1 423

Converted A shares	- 4 414 466	- 55
Converted B shares	4 414 466	55

A shares	16 957 861	212
B shares	96 879 906	1 211

Closing balance 2004-12-31	113 837 767	1 423

An A share has one vote and a B share has one-tenth of one vote. It was decided at AB SKF's Annual General Meeting on April 18, 2002 to insert a share conversion clause in the Articles of Association which allows owners of A shares to convert those to B shares. Since the decision was taken 32 298 471 A shares have been converted to B shares.

16 Provisions for post-employment benefits

	Funded
Reconciliation of post-employment	pension	Unfunded	Unfunded	2004	2003	2003
benefit amounts on balance sheet	and other	Pension	Other	Total	Total	January 1

Defined benefit obligation	10 418	1 071	2 032	13 521	13 298	13 925
Fair value of plan assets	- 8 782	-	-	- 8 782	- 5 636	- 5 749
Unrecognized past service cost	22	1	26	49	59	17
Unrecognized actuarial gains/losses (-)	- 108	- 61	- 12	- 181	137	-
Asset limitation	-	-	-	-	3	3

Net post-employment benefit liabilities	1 550	1 011	2 046	4 607	7 861	8 196

Reflected in the balance sheet as:
Defined benefit assets	- 48	-	-	- 48	- 24	- 24
Provisions for post-employment benefits	1 598	1 011	2 046	4 655	7 885	8 220

Net post-employment benefit liabilities	1 550	1 011	2 046	4 607	7 861	8 196

Post-employment pension benefits
The Group sponsors defined benefit pension plans in a number of companies, where the employees are eligible for retirement benefits based on pensionable remuneration and length of service. The most significant plans are in the U.S., Germany, the U.K. and Sweden. The Swedish plan supplements a statutory pension where benefits are established by national organizations. Plans in Germany, the UK, and the United States are designed to supplement these countries' social security pensions.

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

	2004	2003
Geographical distribution of total defined benefit obligations	Total	Total

Europe	8 236	7 816
Americas	5 134	5 358
Rest of the world	151	124

	13 521	13 298

Geographical distribution of total plan assets

Europe	4 540	1 382
Americas	4 151	4 167
Rest of the world	91	87

	8 782	5 636

Specification of total plan assets

Government bonds	2 003	867
Corporate bonds	765	422
Equity instruments	4 522	3 859
Real estate	428	312
SKF shares	87	39
Other, primarily cash	977	137

	8 782	5 636

	Funded
Specification of amounts	pension	Unfunded	Unfunded	2004	2003
recognized in the balance sheet	and other	Pension	Other	Total	Total

Net post-employment defined benefit liability at January 1	578	5 125	2 158	7 861	8 196
Post employment defined benefit expense	237	98	184	519	620
Payments	- 292	- 52	- 181	- 525	- 508
Contributions	- 3 111	-	-	- 3 111	- 36
Acquired/sold companies	17	16	6	39	-
Transfers between funded and unfunded plans	4 113	- 4 113	-	-	-
Other, primarily reclassifications	20	- 2	- 23	- 5	- 2
Translation difference	- 12	- 61	- 98	- 171	- 409

Net post-employment defined benefit liabilities at December 31	1 550	1 011	2 046	4 607	7 861

During 2004 certain pension plans in Sweden and Germany were funded with approximately 3 100.
As from January 1, 2003, the Group adopted the Swedish accounting principle RR 29 "Employee benefits" for the calculation of all post-employment benefits.

A reconciliation of the effect of this change in accounting policy is as follows

Prepaid and other pension assets at December 31, 2002	- 1 139
Provisions for employee benefits other than pensions at December 31, 2002	969
Pensions and similar provisions at December 31, 2002	6 076
Change in accounting principle - RR 29	2 290

Net post - employment defined benefit liability at January 1, 2003	8 196

Prepaid and other pension assets noted above were included in Long-term financial assets and Intangible assets.
Provisions for employee benefits other than pensions were classified as Other provisions.

	2004	2003
Components of total post-employment benefit expense	Total	Total

Defined benefit expense
Current service cost	306	274
Interest cost	666	769
Expected return on assets	- 492	- 418
Curtailments	26	-
Past service cost	- 3	- 6
Other	16	1

Post-employment defined benefit expense	519	620
Post-employment defined contribution expense	287	251

Total post-employment benefit expense	806	871

Whereof
Amounts charged to operating income	516	444
Amounts charges to financial expense	290	427

Total post-employment benefit expense	806	871

Actual return on plan assets	- 699	- 1 029

Interest cost and the expected return on assets to the extent that it covers that plan's interest cost, is classified as Financial expense. Other expense items as well as any remaining expected return on assets and all defined contribution expense are allocated to the operations based on the employee's function as manufacturing, selling or administrative.

22 (16) of the defined contribution expense relates to premiums to a multi-employer plan in Sweden, Alecta, for which no defined benefit accounting could be made.

"Employee benefits" (RR 29) was applied beginning January 1, 2003, therefore expenses for 2002 were not restated for the new accounting principle. In 2002, the pension, post-retirement medical, and other employee benefit expenses were calculated based on the local rules for each country sponsoring such benefits. A summary of these expenses compared with 2003 and 2004 is as follows:

	2004	2003	2002

Post-employment defined benefit expense	519	620	-
of which financial expense	290	427	-
Post-employment defined contribution expense	287	251	-
Pensions including defined contribution plans	-	-	601
of which financial expense	-	-	272
Post-retirement medical	-	-	125
of which financial expense	-	-	104
Provisions for other employee benefits	-	-	124
of which financial expense	-	-	-

Total	806	871	850

of which financial expense	290	427	376

Principal weighted-average assumptions	2004	2003

Discount rate
Europe	4.9	5.0
Americas	6.0	6.2
Rest of the world	4.8	5.3

Expected return on plan assets
Europe	5.3	6.4
Americas	8.9	8.9
Rest of the world	5.6	5.5

Rate of salary increase
Europe	3.0	2.7
Americas	4.9	4.9
Rest of the world	4.2	4.2

Medical cost trend rate
USA	10.0	11.5

17 Other provisions

		Provi-		Reversal		Trans-
		sions for	Utilized	unutilized		lation
	2004	the year	amounts	amounts	Other	effect	2003	2002

Provisions for employee benefits other than pensions	-	-	-	-	-	-	-	958
Restructuring provisions	359	116	- 465	- 68	26	- 11	761	516
Environmental provisions	193	2	- 15	- 8	-	- 6	220	231
Warranty provisions	358	146	- 92	- 116	9	- 15	426	457
Long-term employee benefits	415	130	- 57	- 3	- 10	- 2	357	256
Other	610	248	- 163	- 53	- 10	- 29	617	853

	1 935	642	- 792	- 248	15	- 63	2 381	3 271

As from January 1, 2003, all provisions for employee benefits other than pensions and a minor provision for long-term employee benefits have been reclassified according to "Employee benefits" (RR 29).

A restructuring activity is defined as a programme which is planned and controlled by management and materially changes either the scope of the business undertaken by a company or the manner in which the business is conducted. Restructuring activities include, among other things, plant closures and relocations as well as significant changes in organizational structure. The restructuring programme expensed 2003, primarily relating to agreed reductions of employees, is running according to plan and will be finalized during 2005.

Environmental and warranty provisions cover obligations not settled at year-end. Long-term employee benefits include primarily jubilee bonuses and part-time retirement programmes which are provided to employees in certain countries, and are expected to be settled before employment ends. Other provisions include primarily litigation, insurance, anti-dumping duties and negative goodwill.

18 Long-term loans

	2004		2003		2002

Long-term loans at the end of the year	Book value	Fair value	Book value	Fair value	Book value	Fair value

Bonds and debentures (maturing 2007)	786	886	1 167	1 347	1 646	1 666
Bank loans (maturing 2014)	2	2	4	4	43	40
Other loans (maturing from 2006 to 2013)	116	111	75	71	88	83

	904	999	1 246	1 422	1 777	1 789

The short-term portion of long-term loans is included in short-term loans (see Note 21).

For all loans, fair values have been assessed by discounting future cash flows at market interest rate for each maturity.

The terms of certain loan agreements in the subsidiaries contain various restrictions, relating principally to the further pledging of assets, additional borrowing and payment of intercompany dividends. Of the long-term loans, 24 (31 and 82) were secured at December 31.

At December 31, 2004, the Group had unutilized long-term lines of credit of 3 422 expiring in 2009. Commitment fees of 0.1% are required on these lines of credit.

Maturities of long-term loans outstanding at December 31	2004	2003	2002

2006	23	11	281
2007	801	9	10
2008	14	1 171	13
2009	16	5	1 417
2010	13	4	5
2011 and thereafter	37	46	51

	904	1 246	1 777

	2004		2003	2002

Long-term loans outstanding at December 31 per currency	Amount	Interest rate %	Amount	Amount

USD	803	7.1-7.6	1 189	1 441
SEK	32	1.3-3.0	35	235
EUR	63	0.0-8.5	13	13
INR	-	-	--	67
IDR	4	6.0	6	10
Other currencies	2	4.3-4.9	3	11

	904		1 246	1 777

For all loans interest rates are fixed until maturity.

19 Other long-term liabilities

	2004	2003	2002

Long-term portion of finance leases (see Note 20)	8	15	23
Other	48	97	42

	56	112	65

20 Leases

Future minimum rental commitments at December 31, 2004,	Finance	Operating
for finance leases and non-cancellable (within one year) operating	leases	leases

2005	8	209
2006	5	173
2007	2	140
2008	1	91
2009	1	73
2010 and thereafter	0	346

Less: Interest and executory costs	- 1

Present value of minimum lease payments under finance leases	16
Less: Current portion	- 8

Long-term portion (see Note 19)	8

Net rental expense related to operating leases was 216 (187 and 209). Contingent rentals and sub-lease revenues were not significant in any of the years presented.

21 Short-term loans

	2004	2003	2002

Bank loans	139	85	127
Other short-term loans	45	50	62

	184	135	189
Short-term portion of long-term loans	28	237	443

	212	372	632

The maximum of the monthly short-term loans outstanding, excluding the short-term portion of long-term loans, was 184 (314 and 490). The average of monthly short-term loans outstanding during the year was 140 (177 and 377). The weighted average interest rate was 3.2% (3.4% and 4.4%). Average amounts outstanding and weighted average interest rates have been computed based on the amounts outstanding at the end of each month. The interest rate at December 31, 2004, was 3%.

The book value of short-term loans has been assumed to approximate fair value.

22 Accounts payable

	2004	2003	2002

Accounts payable	3 554	2 881	3 305
Acceptances payable	344	302	293

	3 898	3 183	3 598

23 Other short-term liabilities

	2004	2003	2002

Other short-term liabilities	1 075	935	862
Accrued expenses and deferred income	3 464	3 187	3 291

	4 539	4 122	4 153

Accrued expenses and deferred income included accrued vacation pay of 641 (595 and 620). Accrued social charges (including payroll taxes) of 489 (460 and 421) were also included.

24 Assets pledged

Assets that have been pledged to secure loans and other obligations	2004	2003	2002

Mortgages on real estate	40	88	141
Chattel mortgages	78	90	70

	118	178	211

Mortgages are stated at the nominal value of the mortgage deeds and other pledged assets are stated at net book value. The pledged assets secured loans and other obligations of 39 (76 and 120) at December 31.

25 Contingent liabilities

	2004	2003	2002

Discounted bills	-	2	2
Other guarantees and contingent liabilities	149	84	62

	149	86	64

26 Specification of salaries, wages, other remunerations and social charges

	2004		2003		2002

	Salaries, wages	Social charges1)	Salaries, wages	Social charges1)	Salaries, wages	Social charges
	and other	(whereof	and other	(whereof	and other	(whereof
	remunerations	pension cost)	remunerations	pension cost)	remunerations	pension cost

Parent Company in Sweden	127	78	107	135	101	74
		(47)2)		(55)2)		(52)
Subsidiaries in Sweden	1 505	796	1 429	838	1 366	702
		(129)		(153)		(208)
Subsidiaries abroad	9 208	2 675	9 308	2 795	9 321	2 757
		(426)		(479)		(341)

	10 840	3 549	10 844	3 768	10 788	3 533
		(602)		(687)		(601)

1) Included in social charges were restructuring expenses related to agreed reduction of employees. The corresponding provision was included in Restructing provisions (see Note 17).
2) Pension cost for the Parent Company amounts to 47 (55) according to "Employee Benefits" (RR 29), but 46 (53) according to local rules.

	2004			2003			2002

	Board and			Board and			Board and
	President			President			President
Specification of salaries,	(whereof variable		Other	(whereof variable		Other	(whereof variable		Other
wages and remunerations	salary, etc)		employees	salary, etc)		employees	salary, etc)		employees

Parent Company in Sweden	13 (4)		114	16 (2)		91	19 (6)		82

Total Parent Company in Sweden		127			107			101
Subsidiaries in Sweden	16 (1)		1 489	20 (2)		1 409	19 (2)		1 347

Total subsidiaries in Sweden		1 505			1 429			1 366
Subsidiaries abroad	101 (8)		9 107	102 (12)		9 206	100 (9)		9 221

Total subsidiaries abroad		9 208			9 308			9 321
Group	130 (13)		10 710	138 (16)		10 706	138 (17)		10 650

Total Group		10 840			10 844			10 788

	2004			2003			2002

	Board and			Board and			Board and
Geographic specification	President			President			President
of salaries, wages and remunerations in subsidiaries abroad 3)	(whereof variable		Other	(whereof variable		Other	(whereof variable		Other
	salary, etc)		employees	salary, etc)		employees	salary, etc)		employees

France	7		1 288	8		1 236	11		1 162
Germany	19 (1)		2 548	16 (2)		2 602	13 (2)		2 367
Italy	10 (2)		1 280	9		1 239	10 (1)		1 311
Other Western Europe excluding Sweden	19		1 391	20 (1)		1 355	21 (1)		1 314
Central and Eastern Europe	6		153	4		122	5		117
USA	4		1 601	5 (1)		1 875	4 (1)		2 176
Canada	-		68	-		68	-		59
Latin America	6		173	12 (4)		164	9 (1)		193
Asia	25 (3)		521	23 (4)		471	24 (3)		451
Middle East and Africa	5		84	5		74	3		71

	101		9 107	102		9 206	100		9 221

Total subsidiaries abroad		9 208			9 308			9 321

3) A complete list of geographic specification of salaries, wages and remunerations abroad by country is available at the Parent Company.

Salaries and other Remunerations for SKF Board of Directors, Chief Executive Officer and Group Management

Principles in year 2004
The Chairman of the Board and the Board members are remunerated in accordance with the decision taken at the Annual General Meeting. No remuneration is paid to the employee representatives.

To enhance shareholder value, the remuneration to the Chief Executive Officer and Group Management in 2004 consisted of fixed annual salary, variable salary, other benefits and retirement benefits. The magnitude of the remuneration was in proportion to the manager's responsibility and authority. The right to variable salary was limited to a certain percentage of the fixed salary.

Board of Directors
At the Annual General Meeting held in 2004 it was decided that the Board shall be entitled to a fixed allotment of SEK 2 350 000 to be divided among the Board members according to the decision of the Board. It was further decided that an allotment corresponding to the value of 800 SKF B shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company. When deciding upon the amount of the allotment, the value of an SKF B share shall be determined at the average latest payment rate according to the quotations on the Stockholm Stock Exchange during the five trading days after publication of the company's press release for the financial year 2004. Finally it was decided that an allotment of SEK 150 000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

At the Statutory Board Meeting in 2004 it was decided that the fixed allotment should be divided as follows: SEK 700 000 should be distributed to the Chairman of the Board and SEK 275 000 to each of the other Board members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment of SEK 37 500 for committee work be received by each of the Chairman, Clas Åke Hedström, Ulla Litzén and Philip Green.

Chief Executive Officer
Tom Johnstone, Chief Executive Officer and President of AB SKF received from the company in year 2004 as salary and other remunerations a total of SEK 6 050 128, of which SEK 867 794 was variable salary for 2003 performance. Tom Johnstone's fixed annual salary 2005 will amount to SEK 5 750 000. The variable salary for 2003 paid out in 2004 could amount to a maximum of 60% of the fixed annual salary for year 2003 and was based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA. Tom Johnstone's retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 2 932 042 corresponding to SEK 1 084 856 per year. The amount SEK 2 932 042 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto AB SKF shall pay a yearly premium corresponding to 30% of the difference between Tom Johnstone's fixed annual salary and the amount on which Tom Johnstone's benefit-based pension is calculated as described above. This part of Tom Johnstone's pension benefit is fee based and vested. The cost for Tom Johnstone's pension benefits was recorded in the amount of SEK 2 484 613. The 2004 remuneration to the Chief Executive Officer did not include any stock option entitlements. Tom Johnstone holds from earlier allocations according to the AB SKF Stock Option Programme described below stock options allowing him to acquire 25 483 existing SKF B shares. In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two years' salary.

Group Management
SKF's Group Management (exclusive of the Chief Executive Officer), at the end of the year 15 people, received in 2004 remuneration and other benefits amounting to a total of SEK 48 116 766, of which SEK 37 376 174 was fixed annual salary and SEK 6 695 808 was variable salary for 2003 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model called TVA. In year 2004 the remuneration to Group Management did not include any stock option entitlements. Group Management holds from earlier allocations according to the AB SKF Stock Option Programme stock options allowing them to acquire 164 691 existing SKF B shares. In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary.

The SKF Group's Swedish defined-benefit pension plan for senior managers has a normal retirement age of 62 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment.

During 2003 the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The normal retirement age is 62 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2004, five senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The SKF Group pays for the senior managers covered by the premium based plan contributions based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base amounts. This pension is fee-based and vested.

For additional pension benefits to SKF's Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member's not resident in Sweden, a provision was recorded in the amount of MSEK 58 as at December 31, 2004. The cost for these pension benefits in year 2004 amounted to MSEK 23.

Remunerations and other benefits received 2004

Board
	Fixed salary/			remuneration	Remuneration		Pension
	fixed board		Variable	based on value	for committee	Other	benefits
All amounts in SEK	remuneration		salary	of SKF B share1)	work	benefits	- cost

Chairman of the Board	700 000		-	223 360	37 500	-	-
CEO/President	5 000 000		867 794	-	-	182 334	2 484 613
Group Management	37 376 174	2)	6 695 808	-	-	4 044 784	23 214 609

Total	43 076 174		7 563 602	223 360	37 500	4 227 118	25 699 222

1) The remuneration was decided in year 2003, but paid in year 2004. The value of the SKF B share has been determined to SEK 279.20 based on the average latest payment rate according to the quotations on the Stockholm Stock Exchanges during the five trading days after publication of the company's press release for the financial year 2003.

2) For managers that have joined of left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management.

AB SKF Stock Option Programme

Allocations
The Stock Option Programme started in year 2000 and allocations were made from 2001 until 2003. In year 2004 the remuneration to the SKF Group managers did not include any allocations of stock options. Furthermore there was no possibility for SKF Group managers to receive stock options in relation to year 2004 performance. The decisions relating to the Stock Option Programme were taken by the Board of Directors of AB SKF and were prepared by the Remuneration Committee, established by the Board of Directors of AB SKF.

The allocation of options under the Stock Option Programme was based on financial performance defined as the Group's management model TVA and varied from year to year depending on if the financial targets were totally or partly reached. The options under the Stock Option Programme are not assignable or transferable and are linked to employment with the SKF Group. The options are exercisable during a period of six years starting two years from the date of grant provided the option holder is still employed with the SKF Group.

Costs for the Stock Option Programme
The costs for the options allocated in year 2001, 2002 and 2003 under the Stock Option Programme, i.e. the difference in exercise price and share price at exercise date, are recognized in the income statement of the Group when the stock options are exercised. A provision amounting to MSEK 14 (12 and 4) has been recorded for social charges payable by the employer when stock options are exercised and the expense recognized in 2004 amounted to MSEK 3. The social charges have been calculated for all outstanding options at December 31, 2004, based on the difference between exercise price and the price of the SKF B share, SEK 296 at December 31, 2004. The costs recognized for administration and consultancy fees were MSEK 3 (4) in 2004.

In February 2003, the stock options granted in year 2001 became exercisable. In year 2004, stock options representing 76 125 existing SKF B shares attributable to that grant were exercised. The exercise cost for the Group, excluding social charges, amounted to MSEK 8 in 2004. A positive effect of MSEK 9 from termination of share swap agreements hedging the Stock Option Programme neutralized this cost.

In February 2004, the stock options granted in year 2002 became exercisable. In year 2004, stock options representing 33 718 existing SKF B shares attributable to that grant were exercised. The exercise cost for the Group, excluding social charges, amounted to MSEK 1 in 2004. A positive effect of MSEK 1 from termination of share swap agreements hedging the Stock Option Programme neutralized this cost.

At the end of 2004, exercisable stock options granted in year 2001 and 2002 entitling the holders to acquire 702 093 existing SKF B shares had not yet been utilized. Based on the share price for the SKF B share at December 31, 2004, SEK 296, and the exercise price for the underlying shares, SEK 174 and SEK 246 respectively, the unrealized cost for the SKF Group, excluding social charges could be estimated to MSEK 48. The cost was not recognized in the income statement of the Group. The future actual cost of SKF will, however, be determined by the price of the SKF B share at exercise date.

Based on the share price, SEK 296, of the SKF B share at December 31, 2004, the SKF Group's unrealized cost, excluding social charges, for the stock options allocated in 2003 could be estimated to MSEK 49. The cost was not recognized in the income statement of the Group. The aforementioned stock options will become exercisable in February 2005, and the future actual cost will be determined by the price of the SKF B share at exercise date.

To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when the stock options allocated under the Stock Option Programme become exercisable, share swap arrangements have been made with financial institutions. These hedging arrangements are described in detail in Note 28. In 2004, the hedging arrangements resulted in an income of MSEK 4 (1 and -2), which was reflected in the income statement. Based on the present interest level and a dividend of SEK 12 for the SKF B share, no costs are expected to arise for the hedging arrangements in 2005.

The share swap agreements held an unrealized gain on December 31, 2004 amounting to MSEK 87 based on the price of SEK 296 for the SKF B share. The gain was not recognized in the income statement of the Group. The future actual outcome of the hedging will be determined by the price of the SKF B share at the date of the termination of the swap agreements.

Taken together, the unrealized costs, MSEK 97, for the outstanding stock options at December 31, 2004 calculated as described above were largely neutralized by the unrealized gain, MSEK 87, at December 31, 2004 in the share swaps hedging the Stock Option Programme.

Specification of the AB SKF 's Stock Option Programme

Year of Allocation	No. of options1) allocated	No.of people	Exercise price SEK	Theoretical value at allocation SEK	Exercise period	Outstanding options1) January 1, 2004	Forfeited Total (of which in 2004)	Exercised in 2004	Average price SEK	Outstanding options1) December 31, 2004	SKF B share Closing price December31, 2004

2001	402 000	183	174	42	2003-2007	265 086	22 000 (8 000)	76 125	2822)	180 961	296

2002	589 950	271	246	46	2004-2008	566 232	35 100 (11 382)	33 718	2822)	521 132	296

2003	811 000	330	233	37	2005-2009	795 000	40 000 (24 000)	0	0	771 000	296

1) Options mean the number of existing SKF B shares that the stock options entitle the holders to acquire.
2) The price of the SKF B share ranged between SEK 254 and 298 at exercise dates.

AB SKF Remuneration Committee
The Board of Directors of AB SKF established in year 2000 a Remuneration Committee consisting of the Chairman of the Board Anders Scharp and the Board members Sören Gyll and Vito H Baumgartner. The Remuneration Committee prepares matters related to the principles for remuneration, including incentive Programme and pension benefits, of Group Management. All decisions related to such principles are thereafter decided by the Board of Directors. Questions related to the Chief Executive Officer's employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors.

The Remuneration Committee held four meetings in year 2004.

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

Fees to Group statutory auditors were split as follows	2004	2003	2002

Audit fees	24	24	22
Audit related fees	5	5	5
Tax fees	2	3	2
Other fees to auditors	8	6	3

	39	38	32

The Parent Company's share

Audit fees	1	1	0
Audit related fees	3	4	2
Tax fees	1	1	0
Other fees to auditors	0	0	1

	5	6	3

27 Average number of employees

	2004		2003		2002

	Number of	Whereof	Number of	Whereof	Number of	Whereof
	employees	men	employees	men	employees	men

Parent Company in Sweden	136	60%	134	58%	120	59%
Subsidiaries in Sweden	4 550	82%	4 539	82%	4 494	82%
Subsidiaries abroad	33 816	79%	32 959	80%	33 995	80%

	38 502	79%	37 632	80%	38 609	80%

Geographic specification of average number
of employees in subsidiaries abroad 1)

France	3 678	83%	3 813	79%	3 865	83%
Italy	4 573	81%	4 614	82%	4 748	82%
Germany	5 985	88%	5 430	89%	5 466	89%
Other Western Europe excluding Sweden	3 336	83%	3 334	83%	3 686	85%
Central/Eastern Europe	3 220	53%	3 201	61%	3 625	58%
USA	4 708	71%	4 725	71%	4 916	71%
Canada	188	75%	190	76%	178	75%
Latin America	1 833	85%	1 642	85%	1 567	85%
Asia	5 658	83%	5 342	84%	5 247	83%
Middle East and Africa	637	78%	668	74%	697	77%

	33 816	79%	32 959	80%	33 995	80%

1) A complete list of geographic specification of average number of employees by country is available at the Parent Company.

28 Risk management and hedging activities

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

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Programme (see Note 26) has been partially hedged by share swap arrangements.

During 2004, forward exchange contracts and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure, including the hedging of firm commitments, anticipated transactions and internal bank activities. Share swaps were used to hedge the Stock Option Programme. Interest rate swaps and forward rate agreements were used for trading purposes only in 2004. The accounting policies for the financial derivative instruments are described in Note 1.

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments as of December 31:

Type of instruments	2004	2003	2002

Forward exchange contracts	18 866	14 154	12 588
Currency options	2 468	2 304	1 499
Interest rate swaps	918	3 097	2 911
Share swaps	337	362	246

	22 589	19 917	17 244

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments by purpose:

Purpose	2004	2003	2002

Hedging of
- firm commitments	4 108	3 674	4 785
- anticipated transactions	2 871	4 733	2 078
- other internal bank activities	9 563	7 824	5 838
Trading	5 710	427	1 587
Interest rate management	-	2 897	2 712
Share swaps	337	362	244

	22 589	19 917	17 244

The table below summarizes the book and fair value of the Group’s financial derivative instruments as of December 31:

	2004		2003		2002

Type of instruments	Book value	Fair value	Book value	Fair value	Book value	Fair value

Forward exchange contracts	- 5	57	118	139	56	69
Currency options	1	32	2	2	1	1
Interest rate swaps	0	0	- 54	- 53	4	14
Share swaps	-	87	-	81	-	34

	- 4	176	66	169	61	118

Market quotes were obtained for all financial derivative instruments. All forward contracts and currency options used to hedge the Group's exposure to fluctuations in foreign currency as well as trading contracts will mature in 2005. The share swaps used to partially hedge the SKF Stock Option Programme will expire in 2007, 2008 and 2009.

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

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the usd or against the eur has an effect from net currency flows on profit before taxes of approximately 330 and 120, respectively, excluding any effects from hedging transactions.

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

The currency flows between SKF companies managed by SKF Treasury Centre in 2004 were through netting reduced from 40 900 to 5 900.

This amount represented the Group’s main transaction exposure in 2004.

Net currency flows in 2004

Currency	Flows, MSEK	Average rate

USD	3 300	7.65
EUR	1 200	9.11
CAD	370	5.60
Other1)	1 450
SEK	- 6 320

1) Other is a sum comprising some 10 different currencies.

The Group's policy has been to hedge the net currency flows for three to six months on average. This is the length of time normally deemed to be required to reflect new conditions. All derivative contracts outstanding at year-end 2004 will mature in 2005, the majority during the first quarter.

As from January 1, 2005, when IFRS rules are implemented by the Group, hedge accounting as defined by IAS 39 will be limited to a few of the major transactional currency exposures.

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

Forward Exchange Contracts

	Nominal value	Net exposure
	Contract amount	long/short(-)	Average	Fair value 1)
	Gross	currency position	price	long/short(-)

Hedging of firm commitments
EUR	1 724	701	8.92	706
USD	1 441	- 592	7.04	- 538
SGD	168	- 56	4.10	- 55
GBP	117	70	13.78	63
BRL	113	- 113	2.47	- 118
Other	545	- 418	-	- 416

	4 108	- 408		- 358
Hedging of internal bank activities 2)
EUR	5 511	2 002	9.00	2004
USD	1 965	98	6.74	100
GBP	1 398	708	12.72	690
CAD	106	- 106	5.45	- 106
JPY	99	- 99	0.06	- 99
Other	484	6	-	9

	9 563	2 609		2 598
Hedging of anticipated transactions
CAD	92	- 96	5.65	- 92
USD	701	- 712	6.70	- 701
Other	98	0	-	0

	891	- 808		- 793
Trading
EUR	3 706	- 370	9.00	- 369
NOK	261	0		0
USD	124	12	6.60	14
Other	213	- 45	-	- 45

	4 304	- 403		- 400

Total MSEK	18 866	990		1 047

1) Fair value in this tabular presentation represents settlement value at December 31, 2004.

   Fair value of currency forward contracts is specified per currency and therefore gain in one currency may be offset by loss in another currency.

2) Internal bank activities include transactions related to currency management for funding of operations within the Group.

Currency Options
		Contract	Contract	Strike	Fair value
		amount	Price	Price	Gain/Loss (-)

Hedging of anticipated transactions
Written options
	Call USD/Put SEK	USD	495	7.0000
		SEK	495

			990		0
Purchased options
	Put USD/Call SEK	USD	495	7.7000
		SEK	495

			990		31
Trading
Purchased options
	Put USD/Call EUR	USD	132	1.0000
		EUR	180

			312		1

	Put/Call Various currencies		90
			86

			176		0

Total MSEK			2 468		32

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

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. For loans, the average interest period must not exceed 36 months. As of December 31, 2004, the average interest period of the Group’s investments was 2 months and for loans 27 months. Interest rate swaps were only used for trading purposes in 2004.

As of December 31, the Group had net short-term financial assets (short-term financial assets less total loans) of 2 449 (4 724 and 3 121).

A change of one percentage point in interest rates influences profit before taxes by approximately MSEK 25.

The tables below summarize as of December 31, 2004 the interest rate swaps and forward rate agreements of the Group. These derivatives were used for trading purposes. Notional amounts, weighted interest rates by contractual maturity dates and future cash flow are presented.

Interest rate swaps and forward rate agreements - trading

	Contract	Average fixed	Average floating
	amount	interest rate	interest rate	Maturity

Interest rate swaps
MSEK	260	3.13	2.19	2006

Forward rate agreements
MSEK	100	4.50	0.00	2009-2010
MEUR 11	99	3.70	0.00	2009-2010

Total MSEK	459

Cash flow of interest rate swaps and forward rate agreements – interest received/paid (-)

	Contract
	amount gross	2005	2006	2007	2008	2009	2010	Total

Total at Fixed Rates	459	8	8	-	-	1	1	18
Total at Floating Rates	459	- 6	- 6	-	-	0	0	- 12

Total MSEK	918	2	2	-	-	1	1	6

Trading
SKF Treasury Centre uses derivative financial instruments for trading purposes, limited according to Group policy.

Risk management – Stock Option Programme
In 2000, a Stock Option Programme on SKF B shares already issued was introduced.

The purpose of the SKF Stock Option Programme and the allocation model on which the grant of options is based are described in detail in Note 26.

To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when stock options allocated under the Stock Option Programme become exercisable, share swap arrangements have been made with financial institutions. However, these hedging arrangements could increase the cost for the Group in case the market price of the SKF B share declines.

The purpose of the hedging is to balance risks and to minimize costs for the Group caused by an increase as well as a decrease in the price of the SKF B share. Moreover, the hedges should be cost effective for the Group. With these objectives in view, the hedging portfolio has been limited to less than 100% of the allocations made under the Stock Option Programme.

At the end of 2004, the hedging covered 59% of the allocations made under the Stock Option Programme 2001-2003. As a consequence of the hedging, a fluctuation in the share price between SEK 200 and 280 will have no negative impact on the result of the Group. A fall in the price of the SKF B share by SEK 50 below the lower of the price levels, SEK 200, would affect the result negatively by MSEK 38. A rise in the price of the SKF B share by SEK 50 above the higher of the price levels, SEK 280, would have a negative impact on the result amounting to MSEK 31.

As at December 31, 2004, the number of SKF B shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was 863 000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.

The floating STIBOR rates ranged between 2.97% and 2.20% in 2004. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance. The Board of AB SKF has proposed to the Annual General Meeting that a dividend of SEK 12 per share be paid to the shareholders.

In the table below the amounts to be received/paid by expected (contractual) maturity days are presented. The cash flow calculation is based on unchanged notional amount to maturity, 863 000, unchanged floating STIBOR rate, 2.17% and a dividend of SEK 12.

	Nominal value
	Contract amount gross	2005	2006	2007	2008	Total

Share swaps
Total, amount to receive	168.5	10	10	6	4	30
Total, amount to pay	168.5	- 5	- 5	- 3	- 2	- 15

Total MSEK	337	5	5	3	2	15

Liquidity risk management
Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below meur 300. In addition to own liquidity the Group had committed credit facilities of meur 300 syndicated by 11 banks at December 31, 2004. These facilities, which are unutilized, will expire in 2009. Available liquidity as per December 31 amounted to 3 565 (6 342 and 5 530).

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

The Group’s policy states that only well established financial institutions are approved as counterparties. The major part of these financial institutions have signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterparty is continuosly monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counterparties with the largest concentration of risks was 600 and 400, respectively, at December 31, 2004.

The Group's concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers.

Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

29 Men and women in Management and Board

	2004		2003		2002

	Number of	Whereof	Number of	Whereof	Number of	Whereof
	persons	men	persons	men	persons	men

Board of Directors of the Parent Company	10	80%	10	90%	10	90%
Group Management	16	88%	15	93%	13	92%
Management	204	93%	205	93%	205	93%

	230	92%	230	93%	228	93%

The information reflects the situation at December 31.

30 Summary of significant differences between Swedish GAAP and U.S. GAAP

The SKF Group files an annual report, Form 20-F, with the U.S. Securities and Exchange Commission (SEC). The Financial Statements of the Group are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP) which differ in certain significant respects from U.S. GAAP, as described below.

As described in item 22, below, shareholders' equity and the statements of comprehensive income and cash flows according to U.S. GAAP as of and for the years ended December 31, 2003 and 2002 have been restated to correct certain errors affecting U.S. GAAP only.

1. Deferred income taxes
Adjustments for deferred income taxes in the reconciliation to U.S. GAAP are attributable to the differences described below (see items 30.2 to 30.16). The adjustments also include a deferred tax liability amounting to 144 at December 31, 2004, which has been recorded for U.S. GAAP reconciliation purposes only. According to Swedish GAAP, there is no requirement to record this deferred tax liability, which arose in the local books of an Italian subsidiary due to the revaluation of fixed assets for tax purposes, since in reality no taxation will occur unless the subsidiary is liquidated or the equity portion in question is distributed to the shareholders. However, according to U.S. GAAP such deferred tax liabilities should be recorded.

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

4. Capitalization of internally developed software costs
According to U.S. GAAP certain directly related costs incurred during the application development stage are required to be capitalized and amortized on a straight-line basis over the estimated useful life of the system. An impairment loss is recognized if the carrying amount of the software exceeds its recoverable amount.

Prior to 2004, for Swedish GAAP the Group capitalized less costs associated with developing or acquiring computer software intended for internal use than for U.S. GAAP.

5. Capitalization of development expenditures
Swedish GAAP requires expenditures during the development phase to be capitalized as intangible assets if it is probable, with a high degree of certainty, that they will result in future economic benefits for the Group.

Under U.S. GAAP development expenditures are charged to expense when incurred.

6. Provisions for restructuring, termination benefits and impairment of tangible assets
Effective in 2003, provisions for restructuring and termination benefits for U.S.GAAP are required to be in accordance with Statement of Financial Accounting Standard (SFAS) 146, "Accounting for costs associated with exit or disposal activities". SFAS 146 prescribes restrictive rules for when provisions for one-time involuntary termination benefits and other costs associated with such activities can be recorded. Generally, involuntary one-time termination benefits can only be recorded if there is no requirement on the part of the employee to work past a legal notification period or 60 days if no legal notification period exists. If some type of service is required past this period, then the provision should be allocated over the service period required. Other associated costs can only be recorded when a liability has been incurred.

U.S. GAAP SFAS 88 "Employers' accounting for settlements and curtailments of defined benefit pension plans and for termination benefits" allows provisions to be recorded for one-time voluntary termination benefits when the employees have accepted the offer.

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

7. Gains on sales of real estate
Gains on the sales of real estate that are leased back in the form of operational leases are realized at the date of the transaction for Swedish GAAP but should be deferred and amortized over the life of the lease according to U.S. GAAP. Gains on sales of real estate in Spain, Sweden, the Netherlands, Belgium and France have been deferred in accordance with these principles.

8. Non-recurring bonus distribution
As a result of historic over funding, the Swedish insurance company Alecta pensionsförsäkring, a multi-employer pension plan, decided on a non-recurring bonus distribution to its clients. In 2003, the Group had received the total amount of the decided distribution of 250. According to U.S. GAAP, only the cash received was recognized in earnings while Swedish GAAP allowed the full amount to be recognized prior to the receipt of cash.

9. Social costs prior to the receipt of cash associated with share-based compensation
The Group has an employee stock option programme. In accordance with Swedish GAAP, the Group records provisions for related social costs. However, under U.S. GAAP, employer taxes on employee share-based compensation should not be recognized until the date of the event triggering the measurement and payment of the tax to the taxing authority, which is generally the date the option is exercised by the employee.

10. Share-based compensation for employees
Under SKF's share option plan, an executory contract with a financial institution is used to purchase SKF B shares in the market to satisfy vested options, which are exercised. Under Swedish GAAP, expense is recognized in the amount of the excess of the market value over the option exercise price when an option is exercised. SKF applies variable accounting under U.S. GAAP and, as a result, records an additional liability for the excess of the market value over the option exercise price for all vested options which have not been exercised.

11. Provisions for post-employment benefits and for pensions and post-retirement benefits
Effective January 1, 2003, pensions and post-retirement benefits are considered post-employment benefits under Swedish GAAP and are accounted for by the Group in accordance with "Employee benefits" (RR 29), which is in all material respects similar to International Accounting Standard (IAS) 19 "Employee benefits". Prior to 2003, the Group calculated periodic pension cost and liability and post-retirement cost and liability using the local laws and accounting principles of each country.

Under Swedish GAAP, defined benefit post-employment obligations and expenses are actuarially determined in the same manner as U.S. GAAP SFAS 87 "Employers' accounting for pensions" and SFAS 106 "Employers' accounting for postretirement benefits other than pensions", using the projected unit credit method. However, some significant differences exist between Swedish and U.S. GAAP:

  Swedish GAAP, RR 29, was implemented effective January 1, 2003, with a transition amount taken directly to equity in accordance with Swedish accounting principles, RR 5. SFAS 87 was implemented in 1989 for non-U.S. Plans and in 1987 for U.S. Plans, and SFAS 106 was implemented in 1993. The difference in implementation dates causes a significant difference in accumulated gains and losses, where the accumulated gains and losses under Swedish GAAP were zero, whereas under U.S. GAAP the accumulated gains and losses have been accumulating since the implementation dates noted above.
  Under Swedish GAAP, the past service cost and expense resulting from plan amendments are recognized immediately if vested or amortized until vested. Under U.S. GAAP, prior service costs are generally recognized over the average remaining service life of the plan participants.
  Under Swedish GAAP the estimated return on assets is based on actual market values while the U.S. GAAP allows an estimated return on assets based on market-related values.
  Under U.S. GAAP an additional liability should be recognized and charged to other comprehensive income when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognized past service cost, if any, and this excess is not covered by the liability recognized in the balance sheet. Such "minimum liability" is not required under Swedish GAAP.

The adjustment in the U.S. GAAP reconciliation represents a combination of the above differences.

12. Statement of cash flow
Under Swedish GAAP, the cash effect of changes in net post-employment benefits in 2004 and 2003 and in provisions for pensions and other post-retirement benefits in 2003 is treated as a financing cash flow. Under U.S. GAAP, the cash flow arising from these provisions should be classified as cash flow from operations. Therefore, for 2004, an amount of -3 122 (74 and -539) should be reclassified from cash flow from financing activities to cash flow from operations. Additionally, under U.S. GAAP amounts in the cash flow statement regarding financing and investing activities are presented gross, while the Group presents them net. Under U.S. GAAP, supplemental cash flow information regarding taxes is presented while the Group presents taxes as a part of cash flow from operations.

Under U.S. GAAP cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition under U.S. GAAP. Under Swedish practice, however, a broader definition of cash and cash equivalents is used. As a result, certain marketable securities with maturities in excess of three months are considered cash and cash equivalents for Swedish GAAP, but instead are considered investing activities for U.S. GAAP. During 2004, cash flows from investing activities under U.S. GAAP were 2 858 greater than under Swedish GAAP as a result of cash and cash equivalents under U.S. GAAP being less than under Swedish GAAP by the amount of 3 366 at January 1, 2004 and 489 at December 31, 2004.

	2004	2003	2002
Cash flows under U.S. GAAP		as restated	as restated

Cash flow from operations	965	3 404	3 801
Cash flow from investing activities 1)	947	- 914	- 1 618
Cash flow from financing activities	- 1 734	- 1 418	- 1 652

Net cash flows during the year	178	1 072	531

Cash and cash equivalents

Opening balance, January 1 1)	2 976	2 033	1 747
Net cash flows during the year	178	1 072	531
Exchange rate effect 1)	- 78	- 129	- 245

Closing balance, December 31 1)	3 076	2 976	2 033

1) After restatement as described in item 22.

13. Derivative instruments and hedging activities
Derivative instruments
The Group has a policy for the management and hedging of financial risks, including currency, interest rate, liquidity and credit risks (see Note 28). The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Derivative financial instruments are used primarily to hedge the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses derivative financial instruments for trading purposes, limited according to Group policy. The Group also has a policy for the manage-ment of financial risks involved in the stock options allocated in years 2001-2003 (see Note 26 and 28).

Hedge accounting
The Group applies hedge accounting in accordance with Swedish GAAP.

The accounting policies for financial derivative instruments according to Swedish GAAP are described in Note 1.

Under U.S. GAAP, hedge accounting can only be used if certain strict criteria are satisfied. The Group has decided not to apply such hedge accounting and therefore all outstanding financial derivative instruments are recognized at fair value in the U.S. GAAP balance sheets and all changes in fair value are recognized in earnings.

At December 31 the total amounts recognized in the Group's results according to Swedish GAAP for all outstanding financial derivative instruments were -4 (66 and 61). The corresponding fair value according to U.S. GAAP for all financial derivative instruments was 183 (166 and 90). The adjustment for U.S. GAAP was 187 (100 and 29).

Market quotes were obtained for all financial derivative instruments. The fair value of the share swaps hedging the stock option programme of the Group has for U.S. GAAP purposes been estimated with a present value method whereas the quoted price of the SKF B share at December 31 was the basis for the fair value calculation under Swedish GAAP.

Contracts with embedded derivatives
According to U.S. GAAP, certain business contracts may include embedded derivatives, which should be separately accounted for. Such embedded derivatives should be valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group's financial position.

At December 31, the fair value of such embedded derivatives amounted to 23 (20 and -18). These amounts are only recognized in the U.S. GAAP reconciliation.

The table below summarizes the notional amounts of the Group's outstanding contracts with embedded derivatives:

Type of contracts	2004	2003	2002

Exchange risk insurance contracts	92	163	296
Sales/purchases in third-party-currency	282	3	9

	374	166	305

14. Negative goodwill
For Swedish GAAP, any excess of the identifiable assets and liabilities acquired over the cost of an acquisition is recorded as negative goodwill. The negative goodwill is generally amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Any negative goodwill that relates to expected future losses and expenses which do not represent identifiable liabilities at the date of acquisition, is recorded as a provision. The provision is recognized as income in the income statement when the future losses and expenses are recognized.

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

15. Goodwill and other intangible assets
In accordance with Swedish GAAP, the Group amortizes goodwill and other intangible assets based on their estimated useful lives and assesses the balances for impairment whenever there is an indicator that the asset may be impaired.

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

Prior to the adoption of SFAS 142 for U.S. GAAP purposes, there were no significant differences compared to Swedish GAAP in the amortization of goodwill and other intangible assets. With the adoption of SFAS 142 for U.S. GAAP purposes, goodwill amortization expense recorded for Swedish GAAP purposes in the amount of 69, 62 and 86 for the years ended December 31, 2004, 2003 and 2002, respectively, was not recorded for U.S. GAAP purposes. In addition, trademarks and trade names acquired by the Group during 2002 until 2004 are deemed to have indefinite useful lives for U.S. GAAP purposes. As a result, such trademarks and trade names are not amortized for U.S. GAAP purposes.

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

Upon adoption of SFAS 142, the Group performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, the Group recorded goodwill impairments totalling 104 for U.S. GAAP purposes and 92 for Swedish GAAP purposes for the year ended December 31, 2002. This charge reflects the cumulative effect of adopting the accounting change in the income statement but has no impact on cash flows.

Subsequent annual impairment tests are performed, at a minimum, on goodwill and other intangible assets not subject to amortization in conjunction with the Group's annual planning process. Impairments of totalling 28 and 38 were recorded under U.S. GAAP as a result of the 2004 and 2003 annual impairment tests, respectively.

Goodwill impairments have been recorded under Swedish GAAP in the amount of 18 and 15 for the year ended December 31, 2004 and 2003, respectively. Incremental goodwill impairments were recorded for U.S. GAAP purposes in the amount of 10 and 20 for the year ended December 31, 2004 and 2003, respectively.

Changes in the carrying amount of goodwill for U.S. GAAP purposes were as follows during each of the years ended December 31:

	2004	2003	2002

Balance at January 1 for
U.S. GAAP reporting purposes	650	717	844
Transition impairment charge
from adoption of SFAS 142	--	--	- 104
Impairments	- 28	- 35	--
Goodwill arising from
acquisitions of businesses	144	65	84
Foreign currency translation
and other adjustments	- 41	- 97	- 107

Balance at December 31 for
U.S. GAAP reporting purposes	725	650	717

In connection with certain business acquisitions in 2004, the Group acquired 163 of intangible assets other than goodwill. Of those newly acquired intangible assets, 77 was assigned to customer relationships and is being amortized over an estimated useful life of 15 years, 40 was assigned to acquired internally developed software and is being amortized over an estimated useful life of 3-10 years, 5 was assigned to acquired patents and is being amortized over an estimated useful life of 7 years, 3 was assigned to development expenditures, which were immediately expensed for U.S. GAAP purposes, and 1 was assigned to other intangible assets. The remaining 37 of acquired intangible assets have been assigned to trade name and are not subject to amortization for U.S. GAAP purposes.

16. Investments in equity securities
In accordance with U.S. GAAP, the SKF Group applies SFAS 115, "Accounting for certain investments in debt and equity securities". SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values and for all debt securities. These investments are to be classified as either "held-to-maturity" securities that are reported at amortized cost, "trading securities" that are reported at fair value with unrealized gains or losses included in earnings, or "available-for-sale" securities reported at fair value with unrealized gains or losses included in shareholders' equity. Under Swedish GAAP, investments in equity securities are carried at the lower of cost or fair value. Reversal of previously recorded impairment charges are included in net profit for Swedish GAAP.

17. Comprehensive income according to SFAS 130
Swedish GAAP does not require the presentation of comprehensive income in addition to net profit for the year. The comprehensive income required to be presented under U.S. GAAP was as follows:

	2004	2003	2002
		as restated	as restated

Net profit in accordance with U.S. GAAP	2 750	2 478	2 428
Other comprehensive income net of tax:
Translation adjustments	- 482	- 990	- 1 703
Minimum pension liability adjustment1)	- 139	17	- 157
Unrealized gains on equity securities	48	11	--
Amortization from
implementation of SFAS 133	--	- 11	- 20

Other comprehensive income	- 573	- 973	- 1 880

Comprehensive income in
accordance with U.S. GAAP1)	2 177	1 505	548

1) After restatement as described in item 22.

18. Earnings per share
Basic earnings per share. As stated in Note 32, following year end the Group approved and completed a 5:1 share split. As required by U.S. GAAP, basic earnings per share for U.S. GAAP has been retroactively restated for all periods presented to reflect the new number of shares resulting from the share split. However, as the split resulted in the issuance of four ordinary shares and one mandatorily redeemable share, such mandatorily redeemable share is deemed to be a liability in the form of a financial instrument under U.S GAAP as opposed to an ordinary share. Accordingly, for U.S. GAAP purposes, the retroactive restatement of basic earnings per share has been computed on the basis of a 4:1 share split of the ordinary shares. Earnings per share for Swedish GAAP differs from U.S. GAAP as a result of the net profit of the Group being different under Swedish GAAP compared to U.S. GAAP.

Diluted earnings per share. Diluted earnings per share has also been retroactively restated for all periods to reflect the share split. Diluted earnings per share for U.S. GAAP differs from the amount reported under Swedish GAAP for the same reason as the difference in basic earnings per share described above. In addition, as stated in Note 28, for Swedish GAAP the Group has partially hedged the Stock Option Programme with share swap agreements with financial institutions. Under Swedish GAAP, the outstanding options considered hedged are not required to be considered for computing diluted earnings per share. The outstanding options that are not considered hedged presently do not have a dilutive effect. U.S. GAAP requires all dilutive potential shares to be considered in determining diluted earnings per share. As a result, the adjusted weighted average number of shares outstanding used for computing diluted earnings per share for U.S. GAAP is different from Swedish GAAP.

19. New accounting principles adopted in 2004 for U.S. GAAP
In 2004, the Group completed its adoption of FASB Interpretation No. 46 (revised December 2003),"Consolidation of variable interest entities," (FIN 46R) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, the Group must consolidate any variable interest entity in which the Group holds variable interests and the Group is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted in 2003, while other portions were required to be adopted in 2004. The adoption of the remaining provisions of FIN 46R during 2004 had no impact on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

In November 2002, the EITF reached a consensus on Issue 00-21 "Revenue arrangements with multiple deliverables" (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into on or after January 1, 2004. The adoption of the EITF 00-21 during 2004 did not have a material effect on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

20. New accounting principles to be adopted in future periods for U.S. GAAP
In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-based payment." The revised standard eliminates the alternative used by the Group in accounting for share-based compensation using the intrinsic value method Accounting Principles Board (APB) Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 in March 2005 to express views of the staff regarding the interaction between the revised standard and certain SEC rules and regulations and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. The effective date for the Group is January 1, 2006. Although the revised standard applies to new awards granted after the effective date, the revised standard also may, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on the Group's consolidated financial position and results of operations reported in accordance with U.S. GAAP has not been determined.

In December 2004, the FASB issued SFAS 153, "Exchanges of nonmonetary assets - an amendment of APB Opinion No. 29." APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for the Group in accounting for nonmonetary asset exchanges under U.S. GAAP occurring after December 31, 2005.

21. Summary
The application of U.S. GAAP would have the following effect on consolidated net profit, shareholders' equity and earnings per share:

Net profit		2004	2003	2002

In accordance with Swedish GAAP
	as reported in the consolidated
	income statements	2 959	2 039	2 466

Items increasing/decreasing net profit:
30.1	Deferred income taxes	132	- 269	88
30.2	Depreciation on revaluation of assets
	including effect in connection with sale	19	18	11
30.3	Capitalization of interest cost	- 24	- 23	- 15
30.4	Capitalization of internally
	developed software costs	- 117	15	- 9
30.5	Capitalization of development expenditures	- 18	-	-
30.6	Provisions for restructuring
	and asset impairments	- 315	487	- 268
30.7	Gains on sales of real estate	29	29	32
30.8	Non-recurring bonus distribution	-	1	7
30.9	Social costs associated with
	share-based compensation	2	8	4
30.10	Share-based compensation
	for employees	- 48	-	-
30.11	Post-employment benefits/Pensions	21	61	65
30.13	Derivative instruments and
	hedging activities	90	120	24
30.14	Negative goodwill	10	- 49	- 51
30.15	Amortization and impairment of
	goodwill and other intangible assets	59	41	74
30.16	Investments in equity securities	- 49	-	-

Net change in net profit		- 209	439	- 38

Net profit in accordance with U.S. GAAP		2 750	2 478	2 428

The components of net profit in accor-
	dance with U.S. GAAP are as follows:
Net profit in accordance with U.S. GAAP
	before cumulative effects of changes
	in accounting principles	2 750	2 478	2 532

Cumulative effects of changes
	in accounting principles:
Accounting for goodwill, net of taxes		-	-	- 104

Net profit in accordance with U.S. GAAP		2 750	2 478	2 428

		2004	2003	2002
			as	as
Shareholders' equity			restated	restated

In accordance with Swedish GAAP as
reported in the consolidated balance sheets		16 581	15 164	16 365
Items increasing/decreasing
shareholders' equity:
30.1	Deferred income taxes1)	- 580	- 818	206
30.2	Reversal of revaluation of assets	- 184	- 211	- 236
30.3	Capitalization of interest cost	174	198	221
30.4	Capitalization of internally
	developed software costs	47	163	148
30.5	Capitalization of development expenditures	- 18	-	-
30.6	Provisions for restructuring
	and asset impairments	101	416	- 71
30.7	Gains on sales of real estate	- 136	- 165	- 194
30.8	Non-recurring bonus distribution	-	-	- 1
30.9	Social costs associated with
	share-based compensation	14	12	4
30.10	Share-based compensation for employees	- 48	-	-
30.11	Post-employment benefits/Pensions1)	1 026	1 321	- 839
30.13	Derivative instruments and hedging
	activities	210	120	11
30.14	Negative goodwill	- 86	- 97	- 51
30.15	Amortization and impairment of
	goodwill and other intangible assets	160	114	75
30.16	Investments in equity securities	10	15	-

Net change in shareholders' equity		690	1 068	- 727

Shareholders' equity in accordance
with U.S. GAAP 1)		17 271	16 232	15 638

1) After restatement as described in item 22.

Earnings per share, in SEK	2004	2003	2002

Basic earnings per share in
accordance with U.S. GAAP
before cumulative effects of
changes in accounting principles	6.04	5.44	5.56
Cumulative effects of changes in
accounting principles	-	-	- 0.23

Basic earnings per share in
accordance with U.S. GAAP	6.04	5.44	5.33
Weighted average number
of shares outstanding	455,351,068	455,351,068	455,351,068
Diluted earnings per share in
accordance with U.S. GAAP
before cumulative effects of
changes in accounting principles	6.03	5.44	5.56
Cumulative effects of changes
in accounting principles	-	-	- 0.23

Diluted earnings per share in
accordance with U.S. GAAP	6.03	5.44	5.33
Adjusted weighted average
number of shares
outstanding	456,361,012	456,361,012	456,361,012

22. Restatements of U.S. GAAP information
Statement of cash flow
The U.S. GAAP cash flow statement information in item 12 for 2003 and 2002, has been restated to correct an error. During 2003 and 2002, readily marketable securities with maturities of greater than 3 months were incorrectly included as cash and cash equivalents for U.S. GAAP. Under U.S. GAAP such instruments are not considered cash and cash equivalents, but instead the buying and selling of those securities are reported in investing activities. The following is an analysis of the restatement:

	2003	2002

Cash flow from investing activities
as previously reported	- 979	- 1 696
Correction of error:
Marketable securities with a maturity
greater than 3 months	65	78

Cash flow from investing activities as restated	- 914	- 1 618

Cash and cash equivalents
- beginning of the year, as previously reported	5 530	5 387
Correction of error:
Marketable securities with a maturity
greater than 3 months	- 3 497	- 3 640

Cash and cash equivalents
- beginning of the year, as restated	2 033	1 747

Exchange rate effects as reported	- 195	- 310
Correction of error:
Marketable securities with a maturity
greater than 3 months	66	65

Exchange rate effects as restated	- 129	- 245

Cash and cash equivalents
- end of the year, as previously reported	6 342	5 530
Correction of error:
Marketable securities with a maturity
greater than 3 months	- 3 366	- 3 497

Cash and cash equivalents
- end of the year, as restated	2 976	2 033

Provisions for post-employment benefits and for pensions and post-retirement benefits
The opening balance of shareholders' equity according to U.S. GAAP at January 1, 2002 was restated to properly account for a portion of the additional minimum pension liability according to SFAS 87, which had previously been recorded incorrectly as an intangible asset for U.S. GAAP purposes only. This minimum pension liability adjustment should have been recorded in other comprehensive income in periods prior to 2002.

In addition, certain corrections were made to record additional minimum pension liability adjustments arising subsequent to January 1, 2002. Such minimum pension liability adjustments should have been recorded in other comprehensive income during the years 2003 and 2002, and consequently the previously reported statement of comprehensive income according to U.S. GAAP has also been restated for these years.

While these corrections had no impact on U.S. GAAP net profit as previously reported for 2003 or 2002, it has impacted shareholders' equity and the statement of comprehensive income according to U.S. GAAP as of and for the years ended December 31, 2003 and 2002 as previously reported as follows:

	2003	2002

Previously reported shareholders'
equity according to U.S. GAAP	16 564	16 038
Correction of error prior to 2002:
Minimum pension liability adjustment	- 405	- 405
Deferred taxes	151	151
Correction of errors during the years:
Minimum pension liability adjustment	-112	- 209
Deferred taxes	34	63

Restated shareholders'
equity according to U.S. GAAP	16 232	15 638

	2003	2002

Previously reported comprehensive
income according to U.S. GAAP	1 437	694
Correction of errors during the year:
Minimum pension liability adjustment	97	- 209
Deferred taxes	- 29	63

Restated comprehensive income
according to U.S. GAAP	1 505	548

31 Investments

	2004	2003	2002

Investments in Associated Companies	26	98	199
Other investments	281	266	220

	307	364	419

Investments in Associated Companies				Nominal
	Holding	Number		value in local	Book
Name and location	in percent	of shares	Currency	currency, millions	value

Held by Parent Company
Endorsia.com International AB, Göteborg, Sweden	20.0	34 000	SEK	3	4
AEC Japan Co. Ltd.	50.0	400	JPY	20	1

Total					5

Held by subsidiaries:
Gemeinnützige Wohnungsbaugesellschaft
Schweinfurt GmbH, Germany	25.0	1	EUR	0	1
CoLinx LLC, USA	25.0	1	USD	0	3
International Component Supply, Ltda, Brazil	50.0	15.529	BRL	12	30
Other					0
Adjustment to Group book value					- 13

Total					21

Total investment in associated companies					26

Other investments				Nominal
	Holding	Number		value in local	Book	Fair
Name and location	in percent	of shares	Currency	currency, millions	value	value

Held by Parent Company
FlexLink AB, Göteborg, Sweden	9.2	2 304 409	SEK	2	27	37
S2M, France	11.9	153 093	EUR	0	9	11
Wafangdian Bearing Company Limited,
Peoples Republic of China	19.7	65 000 000	CNY	65	169	169
NN, Inc., USA	4.5	700 000	USD	7	51	61
Other shares and securities					6	10

Total					262	288

Other investments (cont.)				Nominal
	Holding	Number		value in local	Book	Fair
Name and location	in percent	of shares	Currency	currency, millions	value	value

Held by subsidiaries
GKS Gemeinschaftskraftwerk
Schweinfurt GmbH, Germany	10.3	1	EUR	2	15	23
Other					4	5

Total					19	28

Total other investments					281	316

The estimated fair value is based on market rate and generally accepted valuation models. Values recorded are indicative and will not necessarily be realized. For a book value of MSEK 1 no fair value could be estimated.

Investments in major SKF subsidiaries held by other subsidiaries1)
	Holding in	Owned by
Name and location	percent	subsidiary in:

SKF GmbH, Schweinfurt, Germany	99.9	The Netherlands
SKF Industrie S.p.A, Turin, Italy	100	The Netherlands
SKF France S.A., Clamart, France	100	France
SKF (U.K.) Ltd., Luton, U.K	100	U.K.
SKF Bearings India Ltd., Bombay, India	0.47	Sweden
SKF Bearings India Ltd., Bombay, India	7.52	U.K.
SKF do Brasil Ltda., Guarulhos-São Paulo, Brazil	0.1	Sweden
RFT S.p.A., Turin, Italy	100	Italy
SKF Argentina S.A., Buenos Aires, Argentina	10.1	Austria
CR Elastomere GmbH, Leverkusen-Opladen,Germany	100	Germany
SKF Canada Ltd., Scarborough, Canada	37.5	The Netherlands
SKF Gleitlager GmbH, Püttlingen (Saar) Germany	100	Germany
SKF B.V., Veenendaal, The Netherlands	100	The Netherlands
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	26.8	Germany
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	73.2	The Netherlands
SARMA, Saint Vallier s/Rhone Cedex, France	100	France
SKF China Ltd., Hong Kong, China	100	Hong Kong
Ovako Stahl GmbH, Germany	100	Sweden
SKF Linearsysteme GmbH, Schweinfurt, Germany	100	Germany
Officine Meccaniche di Villar Perosa S.r.l., Villar Perosa, Italy	100	Italy
Magnetic Electromotoren AG, Liestal, Switzerland	100	The Netherlands
SKF (Thailand) Ltd., Bangkok, Thailand	46	Hong Kong
SKF (Thailand) Ltd., Bangkok, Thailand	28	Singapore
Willy Vogel AG, Germany	100	Germany

1) A complete list of all SKF subsidiaries is available at the Parent Company.

32 Significant events after the balance sheet date

  SKF announced in January 2005 its intention to purchase the outstanding publicly held shares of its Indian subsidiary SKF India Limited. SKF holds 54% of the equity shares in the company.
  On February 17, 2005 AB SKF, Rautaruukki Corp. and Wärtsilä Corp. signed a Memorandum of Understanding expressing the intention to combine their long steel businesses into a jointly owned new company. Their holdings in the new company will be 26.5%, 47.0%, and 26.5%, respectively. This company will include Ovako Steel. Definitive agreement was signed on April 22, 2005 and the transaction was closed on May 9, 2005.
  The Annual General Meeting in April 2005 approved a share split 5:1, combined with a mandatory redemption procedure. Through this procedure the shareholders will receive four new ordinary shares and one redemption share that will be redeemed for SEK 25. The split was completed in May 2005 and the redemption will be completed in June 2005.
  KPMG was elected auditor for the period up to the end of the Annual General Meeting according to Chapter 9, Section 7 first paragraph of the Companies' Act which is held during the financial year 2009.
  On 22 April 2002 SKF aquired 75.01 percent of the shares of Aeroenigine Bearings UK Limited from NSK. Simultaneously, SKF and NSK entered into a shareholders agreement under which NSK i.a. undertook to sell its remaining shares in the Company to SKF on the 22 April 2005. On 22 April 2005 SKF acquired the remaining 24,99 percent of the shares from NSK at a pre agreed purchase price.

AKTIEBOLAGET SKF AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2004, 2003 and 2002
Amounts in millions of SEK

		Charged		Charged
	Balance at	(credited	)	(credited	)		Balance
	beginning	to cost and		to other			at end
	of period	Expenses		accounts	(1)	Deductions	of period
Allowance for doubtful
accounts receivable
2002	301	42		-63		-42	238
2003	238	28		-11		-57	198
2004	198	23		1		-27	195

NOTE: (1) Principally currency translation adjustments and acquired and divested reserves.

ITEM 19. EXHIBITS

1.	Articles of Association, both earlier and current version (in English translation).
2	Indenture governing the $200,000,000 7 1/8 % Senior Notes due July 1, 2007 (incorporated by reference from the Registration Statement on Form F-3, File No. 333-63850, initially filed with the Securities and Exchange Commission on June 18, 1997).
6.	For information regarding Earnings Per Share, please see Note 1 "Accounting Principles", to the consolidated financial statements filed as part of this Form 20-F. Earnings Per Share is calculated using the weighted-average number of shares outstanding during the year.
8.	List of Subsidiaries.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gothenburg May 12, 2005

Aktiebolaget SKF
(publ)

By: /s/________________________	/s/_________________________

Name: Tom Johnstone	Name: Tore Bertilsson

Title: President and	Title: Chief Financial Officer
Group Chief Executive