Form 20-F
period 2005-12-31
SKF INC
filed 2006-04-05
CIK 777504

-As filed with the Securities and Exchange Commission on April 5, 2006

United States
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
___________

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005.

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    Date of event requiring this shell company report_______________________

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
B Shares, par value SEK 2.50

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class B Shares: 404,615,210
Class A Shares: 50,735,858

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒	No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒	No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate by check mark which financial statement item the Registrant has elected to follow

Item 17 ☒	Item 18 ☐

INTRODUCTION AND USE OF CERTAIN TERMS

We prepare our financial statements in Swedish kronor (“kronor” or “SEK”). Merely for convenience, this Annual Report on Form 20-F presents translations into United States dollars of certain kronor amounts. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated. Unless otherwise stated, such translations have been made at 7.93706.6687 kronor per United States dollar, the noon buying rate (the “Noon Buying Rate”) in New York City on December 30, 2005 for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On March 15, 2006, the Noon Buying Rate was 7.7855 kronor per United States dollar. See also Item 3.A for certain historical exchange rate information.

Throughout this Annual Report on Form 20-F the term “MSEK” represents millions of Swedish kronor. The term MUSD represents millions of United States dollars. The term MEUR represents millions of Euros. Amounts in parentheses refer to comparable figures for 2004 and 2003, respectively.

When reference is made to a “Note” this consistently refers to a Note in the Consolidated Financial Statements, filed as part of this Form 20-F.

Unless the context otherwise requires, as used herein, the term “Company” refers to Aktiebolaget SKF and the terms “SKF”, the “SKF Group” and the “Group” refer to the Company and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the Group's business and the sectors in which it operates. Certain forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of the Group’s strategy including financial targets, competitive environment, the Group's investment and research and development programmes and anticipated expenditures in connection therewith, descriptions of new products expected to be introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under “Item 3.D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. The Group does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set out in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The selected consolidated financial data in respect of the Group set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and Notes thereto filed as part of this Form 20-F. Commencing in 2005, SKF has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The years 2004 and 2003 have been restated to conform to this presentation and selected financial data for earlier years have been omitted. See Note 32 to the consolidated financial statements filed as part of this Form 20-F.

	For the years ended December 31
	2005 ($)*	2005 (SEK)	2004 (4) (SEK)	2003 (4) (SEK)
	(In millions of USD or SEK except per share data and number of shares)
Amounts in accordance with IFRS. (1)
Income and dividend data:
Net sales	6,210	49,285	44,826	41,377
Operating profit	671	5,327	4,434	3,307
Profit before taxes	662	5,253	4,087	2,801
Taxes	(207)	(1,646)	(1,111)	(703)
Profit after taxes (2)	454	3,607	2,976	2,098
Net profit (2)	454	3,607	2,976	2,098
Basic earnings per share after tax (3)	0.97	7.73	6.42	4.48
Diluted earnings per share after tax (3)	0.97	7.70	6.42	4.48
Number of shares, thousands (3)	455,351	455,351	455,351	455,351

Balance sheet data:
Current financial assets	639	5,072	3,565	6,342
Total assets	5,084	40,349	35,014	36,552
Financial liabilities	31	249	212	372
Non-current loans	522	4,145	904	1,246
Share capital	143	1,138	1,423	1,423
Shareholders' equity	2,297	18,233	17,245	15,852

*	Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars at the noon buying rate on December 30, 2005, of SEK 7.9370 per $1.00.
(1)
The consolidated financial statements of the SKF Group were prepared in accordance with IFRS, as adopted by the European Union, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 1 and the Reconciliation to U.S. GAAP in Note 3533 to the consolidated financial statements filed as part of this Form 20-F.

(2)	Includes minority owners' portion.
(3)	Figures 2003 - 2004 have been recalculated due to split and redemption in 2005.
(4)
As allowed under the transitional provisions of IFRS1, 2003 and 2004 have not been fully restated. See Note 1 to the consolidated financial statements filed as part of this Form 20-F and Item 5.A. Operating Results - Diluted earnings per share after tax.

	2005 ($) *	2005 (SEK)	2004 (SEK)	2003 (SEK)	2002 (SEK) **	2001 (SEK) **
Amounts in accordance with U.S. GAAP: (1)	(In millions of USD or SEK except per share data)
Net profit	452	3,589	2,750	2,478	2,428	1,947
Earnings per share after tax - basic (2)	0.99	7.88	6.04	5.44	5.33	4.28
Earnings per share after tax - diluted (2)	0.99	7.85	6.03	5.44	5.33	4.28
Total assets	5,075	40,284	35,850	37,267	38,982	40,740
Shareholders' equity	2,296	18,222	17,271	16,232	15,638	15,768

*	Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars at the noon buying rate on December 30, 2005, of SEK 7.9370 per $1.00.
**	Figures for 2001-2002 are not restated according to IFRS.
(1)
The consolidated financial statements of the SKF Group were prepared in accordance with IFRS, as adopted by the European Union, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 1 and the Reconciliation to U.S. GAAP in Note 3533 to the consolidated financial statements filed as part of this Form 20-F.

(2)
As described in Note 33 to the consolidated financial statements, all U.S. GAAP earnings per share amounts have been restated to retroactively reflect the effects of a 5:1 share split, combined with a redemption procedure, in 2005. Through this procedure the shareholders received four new shares and a redemption share that was mandatorily redeemed for SEK 25.

Cash Dividends per Share
The following table sets forth the total cash dividends per share with respect to each fiscal year. Because dividends are paid by the Group in Swedish kronor, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Receipts (ADRs). Cash dividends are translated into U.S. dollars at the Noon Buying Rate on December 30, 2005.

Year(1)	Cash Dividends (in millions of SEK)	Total Dividend per share (SEK)	Total Dividend per ADR(2) ($)

2003 (3)	1,138	2.50	0.35
2004 (3) (5)	1,366	3.00	0.45
2005 (4)	1,821	4.00	0.50

(1)	Dividends are set forth in the above table under the year to which they are attributed to rather than the year in which they were declared and paid.
(2)	SKF has issued American Depositary Shares (“ADSs”). Each ADS represents one B Share. American Depositary Receipts (the “ADRs”) evidencing the ownership of the ADSs have been listed on the OTC Market.
(3)	Figures have been restated due to split and redemption in 2005
(4)
Dividend according to Board of Directors' proposed distribution of surplus for the year. The dividend is subject to approval by shareholders at the Annual General Meeting April 25, 2006, and has not been included as a liability in the financial statements.

(5)	The total transfer to the shareholders amounted to MSEK 4,212 whereof MSEK 2,846 pertained to the redemption and MSEK 1,366 to paid dividends.

Exchange Rates
The following table sets forth, for the periods indicated, the Noon Buying Rate for Swedish krona in terms of Swedish kronor per U.S. dollar for the periods shown:

Period	Period End	Average (1)	High	Low
2001	10.4571	10.4328	11.0270	9.3250
2002	8.6950	9.6571	10.7290	8.6950
2003	7.1950	8.0351	8.7920	7.1950
2004	6.6687	7.3320	7.7725	6.5939
2005	7.9370	7.5170	8.2434	6.6855
October 2005			7.9695	7.6870
November 2005			8.2434	7.9749
December 2005			8.1162	6.6855
January 2006			7.8097	7.5385
February 2003			7.9656	7.6487

(1) Calculated by using the average of the Noon Buying Rates on the last day of each  full month during the period.

On March 15, 2006, the Noon Buying Rate was 7.7855 Swedish kronor per U.S. dollar.

The following exchange rates have been used when translating the financial statements of foreign subsidiaries operating in the countries shown below into SEK:

			Average rate			Year-end rate
Country	Unit	Currency	2005	2004	2003	2005	2004	2003
Canada	1	CAD	6.16	5.65	5.76	6.84	5.46	5.55
China	1	CNY	0.91	0.89	0.97	0.99	0.80	0.88
EMU-countries	1	EUR	9.28	9.12	9.12	9.43	9.00	9.08
India	100	INR	16.90	16.21	17.30	17.65	15.11	15.95
Japan	100	JPY	6.76	6.82	6.97	6.78	6.36	6.80
United Kingdom	1	GBP	13.54	13.40	13.19	13.74	12.70	12.90
USA	1	USD	7.45	7.35	8.07	7.95	6.60	7.27

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Risks and uncertainties in the business

The company operates in many different industrial and geographical segments that are at different stages of the economic cycles. A general economic downturn at the global level, or in one of the world’s leading economies, could reduce the demand for the Group's products, solutions and services for a period of time. The Group's wide geographical presence and its very broad customer base would normally mean that at any specific point in time the business climate is good in some of the geographical regions and some of the customer segments.

Global political environment

Terrorism and other hostilities as well as disturbances in worldwide financial markets could have a negative effect on the demand for the Group’s products, solutions and services.

Competition

In terms of sales, SKF is the world leader for bearings and the largest supplier to the European markets. In Western Europe, SKF is closely followed by the German Schaeffler Group, with its INA and FAG brands. SKF is number two in North America, with the US company, Timken (including Torrington) as the largest supplier there. SKF is the number-one supplier in the Asian markets outside Japan. The Japanese bearing market is dominated by the domestic manufacturers NSK Ltd, NTN Corp. and Koyo Seiko (renamed JTEKT following its merger with Toyoda Machine Works as of 1 January 2006).

The largest, and also the fastest growing of the emerging markets, is China. It is a very fragmented market with many local manufacturers. SKF is currently one of the leading bearing companies in China - both as an importer and a local manufacturer - but in recent years all the major international bearing companies have set up production in the country. China is expected to show significant growth over the next few years both as a market and as a global supply base.

The Central and Eastern European markets, where SKF is the leading bearing company in the region, are also characterized by a large number of local manufacturers serving more than 50% of the market. Their total size, however, accounts for only a few percentage points of the world market.

The rolling bearing world can also be divided up according to the different types of bearings. Ball bearings, of various designs, account for more than half the market, while different roller bearings make up the balance. The most popular of the ball bearing types is the deep groove ball bearing, which accounts for about one third of the total world bearing market. Other ball bearings are angular contact ball bearings, self-aligning ball bearings, thrust ball bearings and hub bearing units for automotive wheels. The roller bearings are named according to the shape of the rollers. They can be cylindrical, spherical, tapered, or needle shaped. The largest of the roller bearing families is the tapered roller bearing, with a share of less than one fifth of the total world bearing market. Sales of this type of bearing have declined over the last 15 years, however, as wheel hub units incorporating balls now replace tapered roller bearings to a large extent.

Competitive factors, including changes in market penetration, increased price competition, the introduction of new products and technology by existing and new competitors as well as changes in customer demand on sales, product mix and prices could have a material adverse effect on SKF’s business and results of operations.

Foreign currency exchange rate risk

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group’s accounts are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure.

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD has an effect from net currency flows on profit before taxes of approximately MSEK 450, excluding any effects from hedging transactions. The Group’s exposure is primarily to the USD.

Transaction exposure

Transaction exposure mainly arises when manufacturing SKF companies sell their products to SKF companies situated in other countries to be sold to end-customers on that local market. Sales to end-customers are normally made in local currency. The Group’s principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe.

Currency rates and payment conditions to be applied for the internal trade between SKF companies are set by SKF Treasury Centre. Internal invoicing during a quarter is made at fixed forward rates based on external market rates. Currency exposure and risk is primarily and to a large extent reduced by netting internal transactions. In some countries transaction exposure may arise from sales to external customers in a currency different from local currency. The Group’s main transaction exposure in 2005 was reduced through netting to MSEK 5,400.

Translation exposure

Translation exposure is defined as the Group’s exposure to currency risk arising when translating the results and net assets of foreign subsidiaries to Swedish kronor. In accordance with Group policy, these translation effects on the Group’s accounts are not hedged.

Interest rate risk exposure

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

The exposure to currency and interest rate risk in foreign borrowing has been managed by cross-currency interest rate swaps. EUR loans with fixed and floating interest rates have been swapped into SEK loans with floating 3 months’ interest rates. As of December 31, 2005, the hedged loans amounted to MEUR 350. The floating 3 months’ STIBOR rate was 1.965%.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. As of December 31, 2005, the average interest period of the Group’s investments was 2 months and for loans 6 months, taking into account cross-currency and interest rate swaps. Interest rate swaps were also used for trading purposes in 2005.

As of December 31, the Group had net current financial assets (current financial assets less total loans) of MSEK 678 (2,449 and 4,724).

A change of one percentage point in interest rates influences profit before taxes by approximately MSEK 11.

Liquidity risk

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.
Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MEUR 300. In addition to own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 10 banks at December 31, 2005. These facilities, which are unutilized, will expire in 2012. Available liquidity as per December 31 amounted to MSEK 4,886 (3,565 and 6,342).

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

For financial derivative instruments and investments, the Group’s credit risk exposure related to the two counterparties with the largest concentration of risks was MSEK 852 and MSEK 632, respectively, at December 31, 2005.

The Group’s concentration of credit risk related to trade receivables is relatively limited primarily because of its many geographically and industrially diverse customers.

Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

Changes in manufacturing cost

Changes in cost associated with various levels of operations including, but not limited to, effects of unplanned work stoppages, cost of labour, and the cost and availability of materials and energy could have a material adverse effect on SKF’s business and results of operations. The primary raw material used by the Group is steel. SKF believes that adequate supplies of necessary raw materials are available for the Group's operations.

Changes in costs for raw material

The annual cost of the purchase of raw material and components is approximately SEK 11 billion. Of this amount, steel bars, tubes, components or oil-based products account for the major part. The price of bearing steel increased sharply during 2004 and remained at a high level during 2005. For the full-year 2005, these increases were compensated by price increases, higher efficiency, cost reductions and by alternative sourcing. An increase of 1% in the cost of raw material and components reduces profit before taxes by MSEK 111.

Environmental matters

As an industrial company, SKF is subject to numerous environmental laws and regulations governing, among other things, air emissions, waste water discharge and solid and hazardous waste disposal. SKF’s manufacturing operations are designed to prevent or minimize environmental pollution. However, like other long-established industrial companies, SKF is involved in some remediation projects, resulting from historical activities. SKF has made its best estimate of environmental provisions for a number of locations and several superfund sites designated by the U.S. Environmental Protection Agency and U.S. state agencies and the authorities in several other countries. A superfund site is an old landfill or plant site in the United States with soil or groundwater contamination, subject to a remediation programme according to federal law. Remediation funding is provided by those who contributed to the contamination. Although SKF believes that the ultimate resolution of these issues will not have a material impact on its financial position, it can give no assurance that it will not have a material adverse effect on its business and results of operations. In addition, stricter environmental laws and regulations, sometimes with retroactive effect, may lead to increased expenditures to comply with these laws and regulations. Furthermore, accidental environmental pollution may also expose the Group to substantial liability that could have a material adverse effect on SKF’s result of operations.

Environmental provisions

The Group has made its best estimate of expected environmental provisions for a number of locations and several superfund sites designated by the U.S. Environmental Protection Agency and U.S. state agencies and the authorities in several other countries. Management believes the ultimate resolution of these issues will not have a material impact on the financial position or results of operations of the Group, but no assurance can be given that actual costs may not exceed the estimates.

Unanticipated claims

Unanticipated claims including, but not limited to, claims or problems related to intellectual property, product warranty and product liability could have a material adverse effect on SKF’s business and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

Aktiebolaget SKF was incorporated under the laws of Sweden in 1907 and is headquartered in Göteborg, Sweden. SKF’s principal offices are located at Hornsgatan 1, SE-415 50 Göteborg, Sweden and its telephone number is +46-31-3371000.

In terms of sales, the SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics, services and lubrication systems. The Group’s service offer also includes technical support, maintenance services, condition monitoring and training.

SKF has a history of innovation in bearing design. Since SKF was founded on the invention of the self-aligning ball bearing in 1907, almost all of the new types of bearings subsequently introduced in the market have been developed by SKF. SKF’s products continue to be further developed through the addition of new variants and new designs. SKF’s innovations include the development of prototypes of existing bearings, formulas designed to calculate the life of a bearing and “units” (bearings combined with related components, ready for installation, such as hub-bearing units with integrated sensors). Each innovation has represented an improvement in life, operating temperature, weight, energy consumption or other related indicia of bearing performance.

Capital Expenditures

The Group’s capital expenditures for tangible assets amounted to MSEK 1,623 (1,401 and 1,379) of which 68% was made in Europe (85% and 77%), 10% was made in North America (7% and 12%), 19% was made in Asia/Pacific (7% and 8%) and 6% was made in other areas (4% and 4%).

Of the Group's total capital expenditures during 2005, approximately MSEK 89 (72 and 70) was attributable to environmental investments, the aim of which is to improve both the external environment and the internal working conditions.

Strategy

The SKF Group announced its current target for growth and profitability in April 2003. The goal is to have an operating margin level of 10% and to increase sales by a growth rate of 6% annually, measured in local currency, by the end of 2006 and based on year 2002. In order to reach its target, SKF is continuing to implement its business strategy for long-term profitable growth, by developing new products, solutions and services with higher added value, by growing profitably both organically and through acquisitions, by improving the price quality and by reducing capital employed and fixed costs. This should be achieved despite fluctuations in market demand, raw material price increases and currency impact. The plan is for acquisitions to account for one third of the targeted sales growth.

SKF is currently focusing on five different technology areas, called platforms, which cover the company's technical capabilities. These platforms are: Bearings and units, Seals, Mechatronics, Services and Lubrication systems. SKF utilizes the capabilities of all the platforms in order to offer the customer a tailor-made proposition with selected capabilities from the different platforms. Some examples from 2005 where SKF gained customers with combinations of the value offerings from the different platforms:

-Bearings and components for erectors of a large European tunnel-boring project
-Special ceramic hybrid bearing solution that extends the product life cycle of fuel pumps for locomotives
-A combination of lubrication and bearing solutions for industrial washing machines
-An oscillating bearing unit solution for the printing industry, comprising capabilities of all five platforms
-SKF ConRo, a re-lubrication free roller solution including temperature sensors equipment for the steel industry
-Engineering and application services for Original Equipment Manufacturer (OEM) customers, thereby supporting them in their early design phase within a wide range of segments and applications
-Sales of actuation systems to the postal sorting market and food equipment market
-A table for a new lithoscope multifunctional urological system, designed and manufactured by SKF
-The X-TrackerTM bearing, an asymmetrical hub bearing unit where the two rows have different diameters and one row contains more balls than the other
-A washing machine drum bearing unit incorporating bearings, seals and housing in a single unit, supplying the customer with a function rather than a product
-Contract sales for Integrated Maintenance Solutions and predictive maintenance

Recent acquisitions and divestments

During 2005, SKF acquired Jaeger Industrial Ltd, a leading manufacturer of electromechanical actuators, electronic control units and complete actuation systems. It is headquartered in Taipei, Taiwan, and has manufacturing facilities in Taiwan and in China. The main segments for SKF's actuation solutions are the machine tool, medical, health care and factory automation segments.

SKF also acquired Sommers Industriteknik AB, a distributor of Vogel lubrication systems located in Linköping, Sweden in 2005.

At the beginning of 2005, SKF sold Ovako La Foulerie, its factory for hot rolled rings in Carignan, France, to the Italian steel company Fomas S.p.A.

During the year, SKF disposed of its shares in FlexLink.

Major events

In May 2005, AB SKF, Rautaruukki Corporation and Wärtsilä Corporation combined their long steel businesses by creating a jointly owned new company, Oy Ovako Ab. The operation consists of SKF’s subsidiary, Ovako Steel, Wärtsilä’s subsidiary, Imatra Steel, and Rautaruukki’s long products subsidiaries, Fundia Special Bar, Fundia Wire and Fundia Bar & Wire Processing. Rautaruukki, SKF and Wärtsilä own 47.0%, 26.5% and 26.5% respectively. Oy Ovako Ab became a leading European long steel producer of engineering steels to the rolling bearing, heavy vehicle, automotive and general engineering industries. The three merged businesses complement each other very well in terms of skills and expertise.

4.B. BUSINESS OVERVIEW

Business - General Description

SKF delivers a wide range of products and services to a large number of customers in a variety of industries and to all the geographical regions of the world. SKF service and product offerings are tailored to meet the specific requirements, conditions and needs of each customer.

Since 1907, SKF has built an extensive customer knowledge base through its work with different industries in many countries and has established its technical knowledge base through the continual development of its many different products, solutions and services.

SKF's technical knowledge and capabilities are within Bearings and units, Seals, Mechatronics, Services and Lubrication systems.

In terms of sales, the SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearing, seals, mechatronics, services and lubrication systems. The Group’s service offer also includes technical support, maintenance services, condition monitoring and training.

SKF utilizes the capabilities of all the platforms to offer its customers tailor-made solutions that are designed to strengthen their offer to their customers or will make their production more effective. SKF also focuses on offering environmentally sound solutions that reduce energy consumption or the need for lubricants.

SKF's industrial customers manufacture products and equipment such as pumps, fans, compressors, motors, gearboxes, machine tools, paper machines, steel mills, printing presses and wind-mills. These customers impose rigorous demands on the Group’s ability to develop and deliver products and solutions that offer the highest possible performance and the most efficient asset utilization. This requires SKF to have a thorough knowledge not only of its customers’ products but also of their markets and of their customers, including the challenges that the latter, in their turn, could be facing. SKF focuses on continuously developing its products and solutions, which are often customized to meet demanding technical criteria. Original Equipment Manufacturer (OEM) customers in these segments number more than ten thousand. The needs of these OEM customers are primarily handled through SKF’s Industrial Division, which offers both a wide range of highly qualified products and advanced engineering services, including high-tech computer simulations and calculations.

The responsibility for the industrial aftermarket lies within the SKF Service Division, that provides replacement products and services for end-users. SKF and the largest network of authorized distributors in the bearing world have together developed a service organization that is unique. SKF and some 7,000 distributors are not only close to their customers wherever they are in the world, but their combined knowledge also ensures a thorough understanding of customers’ needs and requirements. With an efficient supply chain, technical and logistic services and e-business portals, SKF and its distributors have developed the right stock profile and availability to offer the right solutions to customers. Providing an end-user solution means supplying the right bearing, seal, lubricant or other products in a timely manner to keep the customer’s factory operating. A solution also helps the customer increase the productivity of a factory through maintenance and reliability services and systems. This offer of asset management includes a large number of different products, from hand-held computers for monitoring the condition of a piece of equipment to sophisticated software that enables the customer to make the right decisions to optimize the utilization of assets. The solution for the latter includes mechanical services, preventive maintenance, predictive maintenance, condition monitoring and systems for decision support in the maintenance work.

Furthermore, a few years ago, SKF introduced a new concept to the industrial aftermarket called Certified Maintenance Partners. Further to this concept, SKF’s partners, who have increased their skills and expertise with the help of SKF now offer end-users certain maintenance and reliability services that were previously only provided by SKF.

Over the last seven years, SKF has developed maintenance solutions, technology and asset management in order to provide solutions that optimize plant asset efficiency and maintenance. This has been achieved through acquisitions and internal business development. Managing knowledge and intellectual capital are the key components that are contributing to SKF’s success in the service business.

SKF’s Industrial and Service Divisions work closely together to identify customers’ needs and ensure that the Group’s capabilities are effectively utilized throughout the entire life cycle of the equipment they serve. 2005, they jointly represented more than half of the Group’s total net sales and more than two-thirds of the Group’s operating profit.

Another customer category comprises the manufacturers of a large series of products for which there are specific and exacting requirements in terms of technology, quality, logistics, environment, safety and price. These customers comprise the manufacturers of cars and trucks, household appliances, small electric motors, two-wheelers and similar products, and are serviced through the Automotive and Electrical Divisions.

In this context, using SKF's knowledge and long-term partnerships with world-leading manufacturers, a differentiated offer is proposed, switching from standard to customized bearings and to integrated solutions. For instance special support units for washing machine drums or mechatronic units suitable for motor control or tachometry allow customers to simplify their supply chain and obtain SKF quality in complex sub-assemblies.

The Automotive Division supplies automotive manufacturers and the vehicle service market. In this case, SKF deals with the automotive manufacturers and with their direct suppliers. Since the lead time for developing a new generation of cars or trucks is approximately four to six years, SKF’s dialogue and product development involvement with the customer starts several years before the start of production. Customer demands in terms of innovation, performance and quality are very high and almost all automotive products and solutions are specifically designed for each individual customer. The SKF knowledge that is acquired by managing automotive customers’ demands is often utilized by other units within the SKF Group, thereby creating positive synergies.

The SKF offerings to the automotive market have evolved over time from different types of bearing towards more unitized modules, integrating knowledge and the capabilities of bearings, sealing solutions, mechatronics and lubrication systems. SKF application engineers tailor integrated solutions to achieve the optimal and most beneficial design for each customer.

Another characteristic of the automotive business is that volumes are generally very high. The business scope normally covers a total vehicle life cycle, which naturally varies for different cars and trucks but usually extends to approximately six to eight years. High annual volumes, in combination with a vehicle life-cycle scope, form the basis of these large contracts. Ultimately, the volume will depend on how successful the automotive producers are in terms of sales of cars and trucks to end-customers.

To service the automotive aftermarket, SKF operates the vehicle service market business. For many years, this business has been based on SKF’s “kit” concept. The idea is to offer service station mechanics a convenient solution to help speed up and facilitate repair work. By putting together kits with all the components that are needed for a change of wheel bearings, water pumps, timing belts and so on, it is possible for the mechanic to pick the right kit for a repair. The specific kit for the car model is listed in both a catalogue and a computer-based system. SKF currently has approximately 6,000 variants on the market.

SKF Aerospace supplies the aerospace business, which includes both original equipment manufacturers and the aftermarket. SKF is a supplier of products and services to different levels in the supply chain, including manufacturers of engines and gearboxes, fixed wing aircraft, helicopters and maintenance, repair and overhaul organizations. The aerospace business is characterized by very long development and qualification lead times, followed by application life cycles that are often longer than 20 years. Production volumes are generally low compared with other industries. The products are custom-designed for each application. SKF works in close co-operation with its customers to develop innovative products and to devise solutions to meet very challenging demands. Aerospace applications have the most rigorous requirements for reliability and quality. The products need to have a very high strength-to-weight ratio and must be able to perform under extreme operating conditions. The knowledge acquired from the aerospace business is also used in other businesses with very challenging demands, such as applications for high-speed trains and racing cars.

Markets

The world bearing market
The size of the world bearing market is usually defined as global sales of rolling bearings, which comprise ball and roller bearings of various designs. SKF estimates that this market is worth more than SEK 220 billion a year, excluding various types of mounted bearing units. The Western-European and North-American markets each account for about 25% of this world bearing market, while China and Japan each account for approximately 15%. Other markets that have a sizeable local production of bearings and are recording interesting growth are the Republic of Korea, India and Thailand, as well as Central and Eastern Europe.

In terms of sales, SKF is the world leader for bearings and the largest supplier to the European markets. In Western Europe, SKF is closely followed by the German Schaeffler Group, with its INA and FAG brands. SKF is number two in North America, with the US company, Timken (including Torrington) as the largest supplier there. SKF is the number-one supplier in the Asian markets outside Japan. The Japanese bearing market is dominated by the domestic manufacturers NSK Ltd, NTN Corp. and Koyo Seiko (renamed JTEKT following its merger with Toyoda Machine Works as of 1 January 2006).

The largest, and also the fastest growing of the emerging markets, is China. It is a very fragmented market with many local manufacturers. SKF is one of the leading bearing companies in China - both as an importer and a local manufacturer. In recent years all the major international bearing companies have set up production in the country. China is expected to show significant growth over the next few years both as a market and as a global supply base.

The Central and Eastern European markets, where SKF is the leading bearing company in the region, are also characterized by a large number of local manufacturers serving more than 50% of the market. Their total size, however, accounts for only a few percentage points of the world market.

The rolling bearing world can also be divided up according to the different types of bearings. Ball bearings, of various designs, account for more than half the market, while different roller bearings make up the balance. The most popular of the ball bearing types is the deep groove ball bearing, which accounts for about one third of the total world bearing market. Other ball bearings are angular contact ball bearings, self-aligning ball bearings, thrust ball bearings and hub bearing units for automotive wheels. The roller bearings are named according to the shape of the rollers. They can be cylindrical, spherical, tapered, or needle shaped. The largest of the roller bearing families is the tapered roller bearing, with a share of less than one fifth of the total world bearing market. Sales of this type of bearing have declined over the last 15 years, as wheel hub units incorporating balls now replace tapered roller bearings to a large extent.

The polymer seals market
SKF is also a leading company within the polymer seals market and estimates that the world market for various automotive, industrial and aerospace applications is worth approximately SEK 60 billion per year. The Western-European and North-American markets each account for about one third of this, while the Asian market accounts for about one quarter. With a market share of below 10%, SKF is, nevertheless, one of the major suppliers to the fragmented polymer seals market. SKF has particularly strong positions in bearing seals and automotive seals. The German Freudenberg Group (including its partnerships with the Japanese company NOK) is the largest supplier on the world polymer seals market, followed by the US company Parker Hannifin and the Swedish company Trelleborg.

The lubrication systems market
The market for lubrication systems is mainly divided into two segments, oil- and grease-based systems. The lubrication world market for both segments totals approximately SEK 10 billion. SKF's acquisition in 2004, Willy Vogel AG, is the leader in the global oil-lubrication systems market and is also a strong player in grease lubrication. Vogel is the clear market leader in Europe for oil and grease lubrication. The largest competitor in lubrication systems is the US company Lincoln Industrial Corp. Lincoln focuses on grease-lubrication systems and is the largest company within this segment, as well as being the leader in the total US market. Vogel and Lincoln together cover more than one fifth of a very fragmented world market.

The linear motion market
The linear motion market comprises very many different products unified by the fact that they all provide linear movements. The industry consists of a very large number of companies, some of which have evolved from firms producing mechanical components, while others specialize in motors or controls. All the companies which provide linear-motion control combine mechanics, electric motors and controls. The value of the world motion-control market, including systems and components, is in the region of SEK 100 billion. SKF focuses primarily on the medical, healthcare, machine tool and factory automation segments, by providing products such as actuators, linear guides and ball and roller screws or complete subsystems. SKF's annual growth rate in this business is in the two-digit percentage area.

The asset efficiency market
In the asset efficiency market, SKF is successfully developing in the service business, selling reliability and asset efficiency with a full portfolio from maintenance consultancy to on-site maintenance and a complete range of reliability software and hardware. SKF is opening up a new market by offering customers support for their asset performance. In this way, SKF is creating a more secure and predictable demand for its core products, as well as generating new revenues. It is difficult to define the exact size of this asset efficiency market, but it is clearly growing rapidly. A larger percentage of the SKF Group’s sales will be service and software related in the future. Each year, these products are increasing their contribution to the Group. As a consequence SKF has extended its leadership in the reliability systems business among its traditional bearing competitors, and, by virtue of its specialist knowledge of friction management, SKF has developed a leading niche in prolonging the life cycle of rotating machinery assets.

SKF Markets

SKF operates in all its major markets through subsidiaries located in 21 European countries, the United States, Canada, 7 Latin American countries, 5 African countries, 16 Asian countries, Australia and New Zealand. In addition, SKF also operates through branch offices in a number of additional countries. SKF’s sales companies and independent distributors generally promote the full range of SKF’s products. Certain larger manufacturing subsidiaries are responsible for the production of specific product lines.

As of December 31, 2005, approximately 92% of SKF’s labour force was located outside Sweden. For the year ended December 31, 2005, 96% of SKF’s sales were outside Sweden.

SKF’s net sales by geographical area were as follows* (amounts in MSEK).
Geographical area	2005	2004	2003
North America	9,930	9,152	9,244
Europe	27,671	25,717	23,401
Asia / Pacific	8,381	6,659	5,912
Other Countries	3,303	3,298	2,820
TOTAL	49,285	44,826	41,377
*Translations to SEK is done at the rate for the respective year.

SKF’s net sales by Division were as follows* (amounts in MSEK).
Division	2005	2004	2003
Industrial Division	12,773	10,785	9,665
Service Division	15,995	14,115	12,947
Automotive Division	15,146	14,054	13,344
Electrical Division	2,102	1,931	1,833
Aero and Steel Division	3,198	3,874	3,551
Other	71	67	37
TOTAL	49,285	44,826	41,377
*Translations to SEK is done at the rate for the respective year.

Two individual countries have net sales above 10% of the net sales for the Group. The net sales for those two countries were as follows* (amounts in MSEK):
Country	2005	2004	2003
Germany	8,751	8,096	7,104
USA	9,074	8,235	8,296
*Translations to SEK from USD and EUR is done at the rate for the respective year.

Products and Services

In terms of sales, the SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics, services and lubrication systems. The Group’s service offer also includes technical support, maintenance services, condition monitoring and training.

SKF Divisions

In 2005 the SKF Group was divided into five divisions, each one focusing on specific customer groups worldwide. SKF has rationalized its divisional structure and reduced the number of divisions within the Group. As from January 1, 2006 the Aero and Steel Division as well as the Electrical Division were integrated into the other divisions. See "New divisional structure in 2006".

•	Industrial Division

The Industrial Division is responsible for sales to industrial OEM customers and for the product development and production of a wide range of bearings (including spherical and cylindrical roller bearings and angular contact ball bearings), lubrication systems, linear motion products and couplings. The division has four specialist business areas, Lubrication, Railways, Actuation & Motion Control (A&MC) and Couplings.

Through the ongoing integration of Willy Vogel AG, SKF offers a wide range of centralized lubrication solutions to improve the performance and productivity of its customers' applications. During the year, SKF started to implement Minimal Quantity Lubrication (MQL), which supplies an extremely small amount of lubricant to cutting tools, at its own and at external customer factories, to increase efficiency and reduce the use of cutting oil to sustain the environment.

During the year, SKF gained customers through its combined knowledge of bearings, seals and lubrication systems within a number of segments, including wind energy, pulp and paper and railways. New SKF Lubrication Centres of Excellence have been established in a number of countries.

SKF is the leading roller bearing, bearing-related products and service supplier to the global railway industry (freight cars, locomotives, multiple units and high-speed vehicles).

A&MC was set up as a new unit in order to strengthen the focus on actuation and motion control solutions.

The couplings business area specializes in the production and sale of connectors and fitters for rotating high-torque applications, such as connectors for propeller shafts in marine applications, steam and gas turbines and main shafts for wind turbines.

During the year, Jaeger Industrial Ltd was acquired in order to support SKF’s objective of becoming the global leader within the rapidly expanding market for electromechanical actuators, linear drives and actuation systems. Jaeger is a leading Asian manufacturer of electromechanical actuators, control units and complete actuation systems. The company is based in Taipei, Taiwan, and has manufacturing facilities in Taiwan and in China.

•	Service Division

The Service Division is responsible for sales to the industrial aftermarket, mainly via a network of some 7,000 distributors. The division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The SKF Reliability Systems business area offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution for both the SKF Group and external customers.

In 2005, SKF established Centres of Excellence for its condition-monitoring products and consulting services. The hardware and software programmes have been integrated into SKF Condition Monitoring, while the consulting services have been aligned with SKF Asset Management Services. The focused industries are pulp and paper, hydrocarbon processing, power generation, food and beverage and metal-working segments. Contract sales for Integrated Maintenance Solutions (IMS) and Predictive Maintenance (PdM) were significantly higher than in 2004.

•	Automotive Division

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market and also for the product development and production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

•	Electrical Division

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep groove ball bearings and bearing seals. Of the Division’s total sales, some 70% are made through other divisions.

•	Aero and Steel Division

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes and also for offering various services including the repair of bearings.

SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings, primarily for the bearing industry. The division results included results of the Ovako Steel operations through April 2005. Ovako Steel was responsible for product development and the production of special steels and steel components for the bearing industry and also for other industries with demanding applications.

Global air traffic experienced strong growth throughout the year, with higher volumes in 2005 than in 2004. The number of parked aircraft in the world declined for the second consecutive year. The production of fixed-wing aircraft, helicopters and jet engines was higher than in 2004, in both Europe and North America. Consequently, there was an increase in demand during the year for bearings and components for the aerospace industry. Sales measured in local currencies were significantly higher in 2005 than in 2004 in both Europe and North America.

In May 2005, AB SKF, Rautaruukki Corporation and Wärtsilä Corporation combined their long steel businesses by creating a jointly owned new company, Oy Ovako Ab. The operation consists of SKF’s subsidiary, Ovako Steel, Wärtsilä’s subsidiary, Imatra Steel, and Rautaruukki’s long products subsidiaries, Fundia Special Bar, Fundia Wire and Fundia Bar & Wire Processing. Rautaruukki, SKF and Wärtsilä own 47.0%, 26.5% and 26.5% respectively. Oy Ovako Ab became a leading European long steel producer of engineering steels to the rolling bearing, heavy vehicle, automotive and general engineering industries. The three merged businesses complement each other very well in terms of skills and expertise.

SKF Forgings and Rings produces rings that are of precise, circular shape and meet exacting demands with regard to tolerances and material quality. The main customer is SKF, but SKF intends to grow sales to external customers. The share of the business that represents external sales grew for the fifth consecutive year.

Raw material

The annual cost of the purchase of raw material and components is approximately SEK 11.1 billion. Of this amount, steel bars, tubes, components or oil-based products account for the major part. The price of bearing steel increased sharply during 2004 and remained at a high level during 2005. For the full-year 2005, these increases were compensated by price increases, higher efficiency, cost reductions and by alternative sourcing. An increase of 1% in the cost of raw material and components reduces profit before taxes by MSEK 111. SKF believes that adequate supplies of necessary raw materials are available for the Group's operations.

New divisional structure in 2006

SKF has rationalized its divisional structure and reduced the number of divisions within the Group. As from January 1, 2006 the Aero and Steel Division as well as the Electrical Division were integrated into the other divisions.

The development, manufacturing and sales of bearings, seals and airframe components for the aerospace industry, which are part of the Aero and Steel Division, were moved to the Industrial Division. The forging operations, that also are part of this division, were transferred to the Automotive Division.

The development, manufacturing and sales of small ball bearings and bearing seals, that are part of the Electrical Division, were transferred to the Automotive Division. The customers and the buying patterns are similar, few and large customers that buy large volumes on longer contracts. The development, manufacturing and sales of medium size ball bearings, that are mainly supplied to the industrial market, were transferred to the Industrial Division.

Environmental Regulation

SKF has a multi-site certificate ISO 14001, the international standard for environmental management. This certificate covers the Group’s manufacturing, logistics and technical facilities. The Group environmental certificate now includes 84 sites in 24 countries, and demonstrates SKF’s ambition to work to the highest standards in all the countries in which it operates. The SKF Group has environmental permits and consents for all operations in every country in which it has manufacturing facilities. The permits cover SKF’s production of bearings, seals, lubrication systems, and related products.

The environmental impact of the Group’s operations is mainly in the areas of waste disposal, emissions to air and water, and noise. All impacts are controlled to ensure compliance with national and local regulations.

SKF’s manufacturing operations are designed to prevent environmental pollution. However, like other long established industrial companies, SKF is involved in some remediation projects, resulting from historical activities. Many SKF factories have disposed of various wastes at approved landfills. Because of stricter laws and regulations - some with retroactive effect - concerning landfill disposal, a few SKF companies are currently involved in the clean-up of old landfills, most of which have not been used for many years. The majority of these cases concern so-called Superfund sites in the United States. In most of these cases SKF USA was one of many companies contributing to the waste disposal at the landfill in the past, and, in general, SKF’s share is very low - a few percent or less. The total estimated cost for SKF, including remediation at a few plant sites, is not significant, and appropriate provisions have been made in the consolidated financial statements.

Legal Proceedings

On March 31, 1988, Torrington, a bearing manufacturer based in the United States, filed a petition with the Department of Commerce (“DOC”) and the United States International Trade Commission (“ITC”) requesting the imposition of antidumping duties on certain types of bearings imported and sold in the United States from Germany, the United Kingdom, France, Italy, Sweden, Japan, Thailand, Singapore and Romania. Bearings manufactured by SKF were subject to the petition. In May 1989, the DOC found that bearings manufactured by SKF and other manufacturers under investigation were being sold in the United States at less than fair value, i.e. below the cost of production or the price at which the goods were sold in the country of manufacture, after adjustment for certain factors. The ITC also decided in May 1989 that domestic manufacturers had suffered material injury as a result of such pricing policies. As a result, SKF and the other manufacturers under investigation were required to pay antidumping duties to the United States Department of Treasury. These payments are equal to the difference between the prices each manufacturer charges for its goods in the United States and the prices that each manufacturer charges in the various countries of manufacture, after adjustment for certain factors. SKF expects that there will generally be an additional net payout for each period starting from May 1, 1993, averaging US$ 1 million per review period. Each review period lasts from May 1 to April 30 the following year. All expected payouts have been accrued for in the consolidated financial statements. SKF expects these review periods to continue for the foreseeable future, but with the limitation described in the next paragraph.

On June 28, 2000, the ITC forwarded to the DOC its final determination in the sunset review of the various bearing antidumping duty orders. The DOC then revoked these orders, for entries on or after January 1, 2000. The revoked orders for SKF were: ball bearings from Sweden, cylindrical roller bearings (CRB) from Germany and spherical plain bearings from Germany. For SKF, these represented half of the dumping volume and half of the antidumping duty in SKF’s latest review. The ITC decision regarding cylindrical roller bearings has been appealed by Torrington, which is now owned by SKF’s largest competitor in North America. Torrington was unsuccessful in the CRB appeal because both the Court of International Trade and the Court of Appeals for the Federal Circuit sustained the ITC no injury determination. As a result of the court decisions, the revocation of the CRB orders is final.

The Company believes that, except as described above, there are no material proceedings pending, to which any member of the Group is a party or of which any of its property is subject. However, the Group is involved with litigation that is incidental to the Group’s business.

4.C. ORGANIZATIONAL STRUCTURE

AB SKF is the parent company of the SKF Group.

The following operating subsidiaries have assets that exceed 10% of SKF’s consolidated total assets or contribute more than 10% to the Group's income from continuing operations.

Company	Country	Holding (	%)
SKF USA Inc.	USA	99.9
SKF GmbH	Germany	100.0
SKF Industrie S.p.A	Italy	100.0
SKF France S.A.	France	100.0
SKF Sverige AB	Sweden	100.0

4.D. PROPERTY, PLANT AND EQUIPMENT

The location of SKF’s production sites as of December 31, 2005, and the principal products produced at such sites are listed below.

Country	Location	Supporting Platform	No of factories
Argentina	Tortuguitas	Bearing/Units	1
Australia	Basewater (WA)	Bearing/Units	1
	Williamstown (Vic)	Bearing/Units	1
	Salysbury (Qld)	Bearing/Units	1
Austria	Steyr	Bearing/Units,Mechatronics	1
	Steyr	Bearing/Units	2
	Steyr	Bearing/Units, Services	1
Brazil	Cajamar	Bearing/Units	2
Bulgaria	Sopot	Bearing/Units	1
	Kalofer	Bearing/Units	2
	Karnare	Bearing/Units	1
	Kalofer	Seals	1
Canada	Calgary	Mechatronics	1
China	Nankou*	Bearing/Units, Services	1
	Wafangdiang*	Bearing/Units	1
	Shanghai*	Bearing/Units	2
	Wuhu	Seals	1
	Dalian	Bearings/Units	1
	Da Lang	Mechatronic	1
	Pin Hu	Mechatronic	1
France	Chambery	Mechatronics	1
	Avallon	Bearing/Units	1
	Saumur	Lubrication systems	1
	St Cyr	Bearing/Units	1
	Fontenay	Bearing/Units	1
	Saint-Cyr-sur-Loire	Mechatronics	1
	Saint-Cyr-sur-Loire	Bearing/Units, Services	1
	Saint-Vallier-sur-Rhone	Bearing/Units	1
	Lons-le-Saunier	Bearing/Units	1
Germany	Schweinfurt	Bearing/Units	5
	Schweinfurt	Services	1
	Schweinfurt	Mechatronics	3
	Maulburg	Mechatronics	1
	Berlin	Lubrication systems	1
	Hocheneim	Lubrication systems	1
	Leverkusen	Seals	1
	Luechow	Bearing/Units	2
	Muehlheim	Bearing/Units	1

Great Britain	Luton	Bearing/Units	2
	Luton	Services	1
	Livingstone	Services	1
	Clevedon	Bearing/Units	1
	Stonehouse	Bearing/Units, Services	1
India	Pune*	Bearing/Units	5
	Bangalore*	Bearing/Units	1
	Bangalore*	Seals	1
Indonesia	Jakarta	Bearing/Units	1
Italy	Turin	Bearing/Units	1
	Turin	Bearing/Units, Services	1
	Massa	Bearing/Units	1
	Villar Perosa	Bearing/Units	2
	Airasca	Bearing/Units	1
	Airasca	Mechatronics	1
	Cassino	Bearing/Units	1
	Bari	Bearing/Units	1
	Villar Perosa	Bearing/Units, Services	2
	Varese	Seals	1
	Villanova	Seals	1
Japan	Nagano	Bearing/Units	1
Malaysia	Nilai	Bearing/Units, Services	1
Mexico	Puebla	Bearing/Units	1
	Guadalajara	Seals	1
Poland	Poznan	Bearing/Units	1
South Africa	Uitenhage	Bearing/Units, Services	1
South Korea	Changwon	Bearing/Units	1
	Taegu	Seals	1
Spain	Tudela	Bearing/Units	1

Sweden	Katrineholm	Bearing/Units	1
	Goteborg	Mechatronics	1
	Vasteras	Mechatronics	1
	Goteborg	Services	1
	Goteborg	Bearing/Units	7
	Goteborg	Bearing/Units, Services	1
	Lulea	Services	1
Switzerland	Liestal	Mechatronics	1
Taiwan	Taipei	Mechatronic	1
Ukraine	Lutsk	Bearing/Units	1
USA	Grafton	Mechatronics	1
	Grafton	Mechatronics,Services	1
	Detroit	Mechatronics	1
	Hanover	Bearing/Units	2
	Elizabethtown (KY)	Bearing/Units	1
	San Diego	Services	1
	Aiken	Bearing/Units	1
	Elgin	Seals	2
	Glasgow	Bearing/Units	1
	Hobart	Seals	1
	Seneca	Seals	1
	Springfield	Seals	1
	Gainesville	Bearing/Units, Services	1
	Jamestown (NY)	Bearing/Units	1
	Falconer (NY)	Bearing/Units, Services	1
	Charleston (SC)	Services	1
	Colebrook (CT)	Bearing/Units	1
	Elgin (IL)	Seals	1
	Franklin	Seals	1

* SKF is holding majority interest and has control.

At the beginning of 2005, SKF decided to strengthen its manufacturing capacity in China to respond to the growing demand from the domestic Chinese market and to support its markets outside China. SKF will build a completely new factory in the Dalian Economic & Technological Development Area in north-eastern China. This factory will manufacture and recondition large-sized bearings of different types. The first phase of the factory will be finished in 2006. At the same time, it was decided to increase the production capacity for the automotive industry, as well as the capacity for the production of deep groove ball bearings for the electrical industry, both in Shanghai. A new factory for the automotive industry is being built in Shanghai. It was also decided to build a new factory in Korea for products for the automotive industry and a factory in Indonesia for deep groove ball bearings. In India, it was decided to start the production of cylindrical roller bearings and to increase the present capacity for the production of other products. Finally, in Brazil, the capacity for the production of taper roller bearings was increased during the year. A new factory for the most recent acquisition in Asia, Jaeger, is being built in the Shanghai area.

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

As of December 31, 2005, total assets of MSEK 115 were pledged as collateral for outstanding indebtedness. These assets include real estate with a value of approximately MSEK 46. For a further description, see Note 25 to the consolidated financial statements filed as part of this Form 20-F. The net book value of all property, plant and equipment on that date was MSEK 11,119.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

The following operating and financial review and prospects should be read in conjunction with the consolidated financial statements included in this Form 20-F.

The consolidated financial statements of the SKF Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which differ, in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) U.S. GAAP, as described below. Note 1 to the consolidated financial statements describes IFRS. Those portions of IFRS not adopted by the EU have no material effect on this report.

Critical accounting policies involving significant management judgment

The following accounting policies involve management judgments that are considered to have the most significant effect on the consolidated financial statements.

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
Significant management judgment is required in determining current tax liabilities and assets as well as deferred tax liabilities and assets. The process involves estimating the current tax exposure together with assessing temporary differences arising from differing treatment of items for tax and accounting purposes. In particular, management must assess the likelihood that deferred tax assets will be recoverable from future taxable income.

Current taxes
All the companies within the Group compute current income taxes in accordance with the tax rules and regulations of the countries where the income is taxable. Provisions have been made in the consolidated financial statements for estimated taxes on earnings of subsidiaries expected to be remitted in the following year, but not for tax liabilities, which may arise on distribution of the remaining unrestricted earnings of foreign subsidiaries as they can be distributed free of tax or as SKF does not intend to internally distribute them in the foreseeable future.

Deferred taxes
The Group utilizes a balance sheet approach for measuring deferred taxes, which requires deferred tax assets and liabilities to be recorded based on enacted tax rates for the expected future tax consequences of existing differences between accounting and tax reporting bases of assets and liabilities, and tax loss and tax credit carry-forwards. Such tax loss and tax credit carry-forwards can be used to offset future income. Deferred tax assets are recorded to the extent that it is probable that sufficient future taxable income will be available to allow the recognition of such benefits.

Other taxes
Other taxes refer to taxes other than income taxes, which should not be included elsewhere in the income statement.

Financial instruments as from January 1, 2005

Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Settlement day recognition is applied for financial assets and liabilities other than derivatives, which are recognized at trade date. Financial instruments are recorded initially at cost, which usually equals fair value at the time of acquisition. Transaction costs are included in the initial measurement of financial assets and liabilities that are not measured at fair value through profit and loss. Subsequent measurement depends on the designation of the instrument, as determined by management, as follows:

o Investments in equity securities (other than interests in jointly controlled and associated companies) are designated as available for sale. Changes in fair value of equity investments with a reliable fair value are recognized directly in equity, except for impairment losses, which are recognized in the income statement. When the investments are derecognized, the cumulative gain or loss recognized in equity is removed from equity and recognized in the income statement. If the fair value of an unquoted equity security cannot be reliably measured the investment is measured at cost;

o Deposits for which substantially all initial investment is expected to be recovered, comprising principally of funds held with landlords and other service providers, trade receivables, loans granted and funds held with banks are designated as loans and receivables and measured at amortized cost using the effective interest method. Impairment losses are recognized where there is objective evidence of impairment;

o Financial assets other than those designated as available for sale or loans and receivables are designated as financial assets at fair value through profit and loss;

o Loans and other financial liabilities are measured at amortized cost using the effective interest method. Liabilities that are hedged against changes in fair value, however, are recorded at fair value.

o Derivatives, comprising foreign exchange contracts, currency options, cross-currency and interest rate swaps and embedded derivatives are always recognized at fair value in the income statement unless they are designated and effective hedging instruments;

o Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss.

Financial assets are derecognized when the contractual rights to the cash flow have expired or been transferred together with substantially all risks and rewards. Financial liabilities are derecognized when they are extinguished.

Critical accounting policies involving key sources of estimation uncertainty

The following accounting policies involve key assumptions and/or estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment of long-lived assets and assets with indefinite lives
Long-lived assets
Intangible assets and plant, property and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination is performed at the cash generating unit (CGU) level. Factors that are considered important are:
o Underperformance relative to historical and forecasted operating results;
o Significant negative industry or economic trends;
o Significant changes relative to the asset including plans to discontinue or restructure the operation to which the asset belongs.
When there is an indication that the carrying value may not be recoverable based on the above indicators, the profitability of the product line to which the asset belongs is analyzed to further confirm the nature and extent of the indication. When an indication is confirmed an impairment loss is recognized to the extent that the carrying amount of the affected CGU exceeds its recoverable amount.

Assets with indefinite lives
Goodwill and other intangibles with indefinite lives are tested annually for impairment at the CGU level where an impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Calculating the impairment loss
The recoverable amount is the greater of the estimated net selling price and value in use. For those CGU's acquired during the year, the net selling price, being the purchase price, is used as recoverable amount. Such net selling price has been developed with reference to discounted cash flows and observable market prices and therefore, without evidence to the contrary, it is assumed to be the greater value. For other CGUs the recoverable amount has been determined on the basis of value in use.
In assessing value in use, a discounted future cash flow model (DCF) is used. The DCF model involves a number of significant assumptions and estimates in the forecasting of future operating cash flows, including terminal values, the number of years on which to base the cash flow projections, market growth rates, revenue volumes, production costs, and working capital requirements. Forecasts of future operating cash flows are based on the best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other available information. Terminal values are based on the Gordon Growth model, which includes a growth factor representing inflation expected in the country in which the assets operate.
Forecasts for operating cash flow are adjusted by an appropriate discount rate derived from the Group's costs of capital plus reasonable risk premiums, including market risk and small company premium, at the date of evaluation. Management determines the discount rate to be used based on the risk inherent in the related activity's current business model and industry comparisons.

Predicting these key variables involves uncertainty about future events and market conditions, and therefore actual outcomes may be significantly different. However, the assumptions, which have been reviewed by management, are consistent with the Group's internal forecasts.

Provisions
In general, a provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. As the estimates involve uncertainty about future events outside the control of the Group, the actual outcomes may be significantly different.

Restructuring provisions including termination benefits
Restructuring provisions for programs that materially change the manner in which the SKF Group operates, are recognized when a detailed formal plan has been established and a public announcement of the plan has occurred creating a valid expectation that the plan will be carried out. Restructuring provisions often include termination benefits, which can be either voluntary or involuntary. Termination benefits are recognized in accordance with the above, except where there is a service requirement in connection with the benefits, in which case the cost is spread over the service period.
Restructuring provisions involve estimates about the timing and cost of the planned future activities. The most significant estimates involve the costs necessary to settle employee severance or other employee separation obligations, as well as the costs involved in contract cancellations and other exit costs. Such estimates are based upon historical experience and the expected future cash outflows, based on the current status of negotiations with the affected parties and/or their representatives.

Provisions for litigation
Provisions for litigations are estimates of the future cash flows necessary to settle the obligations. Such estimates are based upon the nature of the litigation, the legal processes and potential level of damages in the jurisdiction in which the litigation has been brought, the progress of the cases, the opinions and view of internal and external legal counsel and other advisors regarding the outcome of the case, and experience with similar cases.

Warranty provisions
Warranty provisions involve estimates about the outcome of warranty claims resulting from defective products, which include estimates for potential liability for damages caused by such defects to the Group's customers or to the customers of the Group's customers and potential liability for consequential damages. Assumptions are required for both determining the likelihood of favourable outcomes of warranty disputes and the cost incurred when replacing the defective products and compensating customers for damages caused by the Group's products. Warranty provisions are estimated with consideration of historical claims statistics, expected costs to remedy and the average time lag between faults occurring and claims to the company.

Post-employment benefits

The post-employment provisions and assets arise from defined benefit obligations in plans which are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the all-purpose assets of the company sponsoring the plan. The related provisions carried in the balance sheet represent the present value of the defined benefit obligation less the fair value of plan asset and adjusted for unrecognized actuarial gains and losses and past service costs.
Under externally funded defined benefit plans, the assets of the plans are held separately from those of the Group, in independently administered funds. The related balance sheet provision or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation, taking into account any unrecognized actuarial gains or losses and past service cost. However, an asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group for example in the form of reductions in future contributions, or refunds from the plan. When such excess is not available it is not recognized, but is disclosed in the notes.
The projected credit method is used to determine the present value of all defined benefit obligations and the related current service cost and where applicable, past service cost. Valuations are carried out annually for the most significant plans and on a regular basis for other plans. External actuarial experts are used for these valuations.
Estimating the obligations and costs involves the use of assumptions. Such assumptions vary according to the economic conditions of the country in which the plan is located and are adjusted to reflect market conditions at every year-end. However, the actual costs and obligations that in fact arise under the plans may be materially different from the estimates based on the assumptions due to changing market and economic conditions. The most sensitive assumptions are related to the discount rate, expected return on assets, future compensation increases and health care cost rates. The selection of the discount rate is based on rates of return on high-quality, fixed-income investments (high quality corporate bonds, and in countries where there is no deep market for such bonds, government bonds) that, if invested at the valuation date, would provide the necessary future cash flows to pay the benefits when due. The expected return on assets is based on the market expectations (at the beginning of each period) for returns over the entire life of the related obligation. In developing the long term rate of return, management considers the historical returns and the future expected return based on current market developments for each asset class as well as the target allocations of the portfolio. The salary growth assumptions reflect the non-current actual experience, the near term outlook and assumed inflation. Health care cost trend rates are developed based on historical cost data, the near term outlook, and an assessment of likely non-current trends. Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, over the remaining service lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of the plan assets at the end of the previous year.
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

Interest cost and the expected return on assets to the extent that it covers that plan's interest cost, is classified as financial expense. Other expense items as well as any remaining expected return on assets and all defined contribution expenses are allocated to the operations based on the employee's function as manufacturing, selling, or administrative.
The defined benefit accounting described above is applied only in the consolidated accounts. Subsidiaries, including the Parent Company, continue to use the local statutory pension calculations to determine pension costs, provisions and assets in the stand-alone statutory reporting.
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

New accounting principles adopted in 2005 for US GAAP

During 2005 the Group adopted SFAS 151 "Inventory costs - an amendment of ARB No.43, chapter 4". SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The adoption of SFAS 151 did not have any material effect on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.
In March 2005, the FASB issued Interpretation No. 47, "Accounting for conditional asset retirement obligations - an interpretation of FASB Statement No. 143" (FIN47). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The adoption of FIN47 had no impact on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

New accounting principles to be adopted in future periods for US GAAP

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

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:
· Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;
· Establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
· Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
· Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest ( that is itself a derivative financial instrument ).

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity´s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 on its financial position and results of operations.

In June 2005, the EITF reached a consensus on Issue No.05-5, "Accounting for early retirement or post-employment programs with specific features (such as terms specified in Altersteilzeit early retirement arrangements)". This issue provides guidance on the accounting for the bonus feature in German Altersteilzeit (ATZ) early retirement programs and states that the bonus feature and the additional contributions into the German government pension scheme under a Type II ATZ arrangement should be accounted for as a post-employment benefit under FASB Statement 112, "Employers' Accounting for Post-employment Benefits-an amendment of FASB Statements No. 5 and 43". An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The issue also states that the employer should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. EITF No.05-5 should be applied to fiscal years beginning after December 15, 2005, and reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of FASB Statement 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". The impact of EITF Issue No 04-13 and 05-5 on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP has not yet been assessed.

Currency exposure

Fluctuations in exchange rates between the Swedish krona and other currencies can significantly affect the Group's financial results. During 2005, approximately 96% of Group net sales were generated in currencies other than the Swedish krona. All assets and liabilities are translated into Swedish krona at the period-end exchange rate, whereas income and expense items are translated at average exchange rates for the period. See Note 1 to the consolidated financial statements filed as part of this Form 20-F. The Group regularly enters into forward foreign currency contracts, foreign currency swaps and foreign currency options designed to hedge against the impact of currency fluctuations.

Compared to year 2004, exchange rates for the full year 2005, including translation effects and flows from transactions had a negative effect on operating profit of approximately MSEK-150.

See also Item 11 - “Quantitative and Qualitative Disclosures About Market Risk” for details about the Group's financial risks and policies to monitor these risks.

European Monetary Union

As of December 31, 2005, the European Union consisted of 25 member countries. There are 12 member countries using the Euro.

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

Results of Consolidated Operations - 2003-2005

•	Sales

Net sales in 2005 amounted to MSEK 49,285 (44,826). The 9.9% increase in net sales compared to 2004 was attributable to structure by -1.1%, to exchange rate effects by 2.6%, to price and mix by 3.4%, and to volume by 5.0%. Mix refers to volume shifts between regions, various customer segments and products with different price levels. Structure refers to acquisition and divestment of companies.

Qualifying hedging instruments affected net sales by MSEK -107.

Net sales in 2004 amounted to MSEK 44,826 (41,377). The 8.3% increase in net sales compared to 2003 was attributable to structure by 1.1%, to exchange rate effects by -3.5%, to price and mix by 2.4%, and to volume by 8.3%.

•	Operating Profit

The operating profit in 2005 amounted to MSEK 5,327 (4,434), and included an income of MSEK 52 from the disposal of the shares in FlexLink AB. The restructuring plan to close two factories in the U.S.A was announced in June and caused an initial charge of MSEK 190 primarily due to impairments. Another charge of MSEK 200 for restructuring and impairment was taken in December, primarily due to rationalization in Fontenay, France.

The operating profit in 2004 amounted to MSEK 4,434 (3,307), and included a net effect of approximately MSEK -100 for implementing the restructuring programme announced 2003. As part of ongoing business activities in 2004, some MSEK 80 were carried as an expense due to impairment of fixed assets and measures to reduce future costs. A restructuring expense of MSEK 282 and impairment of MSEK 205 were charged to 2003. Additionally, a restructuring expense of approximately MSEK 250 was offset by certain non-recurring income as well as through a reassessment of existing provisions.

Compared to year 2004, exchange rates for the full year 2005, including translation effects and flows from transactions, had a negative effect on operating profit of approximately MSEK 150.

Compared to year 2003, exchange rates for the full year 2004, including translation effects and flows from transactions had a negative effect on operating profit of approximately 410.

Operating margin for 2005 amounted to 10.8% (9.9% and 8.0%).

In 2005, cost of goods sold, selling and administrative expenses amounted to MSEK 44,215 (40,461). The costs were divided into 34% salaries, wages and social charges, 4% depreciation, amortization and impairment and 62% mainly purchased goods and services.

In 2004, cost of goods sold, selling and administrative expenses amounted to 40,461 (38,189). The costs were divided into 36% salaries, wages and social charges, 4% depreciation, amortization and impairment and 60% mainly purchased goods and services.

In 2005, other operating income, of MSEK 388(305 and 367) and other operating expense, of MSEK -303(-233 and -267) include items such as foreign exchange gains and losses arising on operating assets and liabilities, gains and losses on sales of plant, property and equipment, gains and losses on sales of companies and operations as well as rental revenues.

The exchange gains and losses, net, 2005 amounted to MSEK 24 (25 and -42). In 2005, other operating income included the gain on sale of FlexLink AB and Ovako La Foulerie S.A. In 2004 other operating income included a gain on sale of the associated company Momentum Industrial Maintenance Supply AB. In 2003 other operating income included a gain on sale of the associated company NN Euroball ApS.

The improvement in the SKF Group's financial results in 2005 can be attributed to a continued focus on delivering value to its customers, higher sales, improved pricing, increased productivity and cost reduction despite higher raw material costs and a negative currency impact. The strong increase in raw material prices that started in 2004 and continued into 2005 was addressed at a very early stage by the Group, enabling it to offset the negative impact by cost reduction, increased productivity, improved sourcing and pricing.

•	Profit before taxes

Profit before taxes 2005 amounted to MSEK 5,253 (4,087). The financial income and expense, net, amounted to MSEK -74 (-347) and was negatively affected by increased borrowings and positively affected by disposal of shares as well as revaluation of share swaps. Interest-bearing loans at year-end totalled MSEK 4,296 (1,116), while provisions for post-employment benefits amounted to MSEK 4,916 (4,655). Post-employment benefits have affected the financial net negatively with MSEK 235. The financial and foreign exchange gains and losses on financial assets and liabilities, net amounted to MSEK -31 and include a positive effect of MSEK 50 from qualifying hedging instruments.

Profit before taxes in 2004 amounted to MSEK 4,087 (2,801). The financial income and expense, net, amounted to MSEK -347 (-506) and was positively affected by decreased borrowings. Post-employment benefits have affected the financial net negatively with MSEK 290. The financial exchange gains and losses, net, on financial assets and liabilities amounted to MSEK -20 and includes a positive effect of MSEK 127 from hedging activities.

•	Net profit

Profit after taxes in 2005 amounted to MSEK 3,607 (2 976). The actual tax rate in 2005 was 31% (27%). The tax rate in 2005 returned to a more normalized level as compared to 2004 which included favourable outcome of two tax disputes.

Net profit in 2004 amounted to MSEK 2,976 (2,098). The actual tax rate in 2004 was 27% (25%). The low tax rate was attributable to the favourable outcome of two tax disputes and to the reversal of valuation allowances on deferred tax assets because of changes in judgment of the realizability of the related deferred tax assets.

•	Dividend and mandate to repurchase the Company’s own shares

In view of the company's strong performance, cash generation capacity and outlook, the Board of Directors of AB SKF proposes an increase in the dividend of 33% giving a dividend of SEK 4 per share for the financial year 2005.

Furthermore, the Board proposes that the Annual General Meeting should resolve to authorize the Board, until the next Annual General Meeting, to decide upon the repurchase of the company’s own shares. The intention of this proposal is to be able to adapt the capital structure of the company to its capital needs, in order thereby to contribute to increased shareholder value. According to the proposal, the authorization will involve shares of Series A as well as Series B. The maximum number of shares to be repurchased, will be such that the company then holds a maximum of 5% of all shares issued by the company. The shares may be repurchased by operations on the OMX Stockholm Stock Exchange. No SKF shares are currently owned by the company.

The proposals are subject to resolutions by the Annual General Meeting in April 2006.

Reconciliation of IFRSs to US GAAP

The differences in net income and shareholders´equity between IRFSs and US GAAP result primarily from deferred income taxes, provision for restructuring and impairment of assets, post-employment benefits and capitalization of interest costs. See note 33 to the Consolidated Financial Statements, included elsewhere in this document, for a reconciliation of net income and shareholders´equity from IFRSs to US GAAP and a discussion of such differences.

Net income determined in accordance with US GAAP would have been SEK 3,589
(2,750 and 2,478) as compared to SEK 3,607 (2,976 and 2,098) of net income under IFRSs.

Shareholders equity determined in accordance with US GAAP would have been SEK 18,222 (17,271 and 16,232) compared to SEK18,233 (17,245 and 15,852) of Shareholders´equity under IFRS.

Diluted earnings per share after tax

Stock options allocated in 2001, 2002 and 2003 are as from 2005 accounted for as equity instruments and no liability is recorded for the difference in market price of the SKF B share and the exercise price of outstanding options. A diluted EPS is calculated considering the effects of dilutive potential ordinary shares, i.e. options that may entitle its holder to ordinary shares. Prior years have not been fully restated as allowed under the transitional provisions of IFRS 1, see Note 1 to the consolidated financial statements, filed as a part of this Form 20-F. Under Swedish GAAP applied in 2004 and 2003 for financial instruments, unrealized gains in derivatives offsetting the unrealized cost for options not yet exercised were kept off-balance sheet. For that reason no dilutive effect has been calculated for these years.

Basic earnings per share, both A and B shares included, is calculated by dividing the earnings attributable to holders of ordinary equity of the Parent Company by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding in 2005, 2004 and 2003 was 455 351 068. The number has been recalculated to reflect the split and redemption in 2005.

Diluted earnings per share, both A and B shares included, is calculated using the weighted average number of shares outstanding during the period adjusted for all dilutive potential ordinary shares. The average market price of the SKF B share for the reporting period is used.

Division overview for the years ended December 31, 2005, 2004 and 2003.

Previously published amounts have been reclassified to conform to the current Group structure in 2005 and IFRS. The following table provides information regarding the results of SKF’s divisions for 2005, 2004 and 2003 (Amounts in MSEK):

Industrial Division	2005	2004	2003
Net sales	12,773	10,785	9,665
Sales including intra-Group sales	19,183	16,640	15,139
Operating profit	1,933	1,585	1,456
Operating margin %	10.1	9.5	9.6
Service Division
Net sales	15,995	14,115	12,947
Sales including intra-Group sales	17,533	15,554	14,307
Operating profit	2,078	1,688	1,414
Operating margin %	11.9	10.9	9.9

Automotive Division Net sales	15,146	14,054	13,344
Sales including intra-Group sales	17,021	15,679	14,804
Operating profit	452	612	471
Operating margin %	2.7	3.9	3.2

Electrical Division
Net sales	2,102	1,931	1,833
Sales including intra-Group sales	7,426	6,824	6,459
Operating profit	357	297	172
Operating margin %	4.8	4.4	2.7

Aero and Steel Division
Net sales	3,198	3,874	3,551
Sales including intra-Group sales	5,136	6,584	6,016
Operating profit/loss	463	206	-179
Operating margin %	9.0	3.1	-3.0

Results for 2005 compared to 2004

•	Industrial Division

Net sales in 2005 amounted to MSEK 12,773 (10,785). Sales including intra-Group sales in 2005 totaled MSEK 19,183 (16,640). The operating profit in 2005 was MSEK 1,933 (1,585), with an operating margin of 10.1% (9.5%)

Sales were significantly higher in Europe, North America and Asia, measured in local currencies and compared to last year.

•	Service Division

Net sales in 2005 amounted to MSEK 15,995 (14,115). Sales including intra-Group sales in 2005 totalled MSEK 17,533 (15,554). The operating profit in 2005 was MSEK 2,078 (1,688), with an operating margin of 11.9% (10.9%).

Sales in Europe were slightly higher in 2005 compared to 2004, measured in local currencies, while they were significantly higher in Asia, North America and Latin America.

•	Automotive Division

Net sales in 2005 amounted to MSEK 15,146 (14,054). Sales including intra-Group sales in 2005 totalled MSEK 17,021 (15,679). The operating profit in 2005 was MSEK 452 (612), with an operating margin of 2.7% (3.9%). The operating profit includes a charge for restructuring expenses of MSEK 190 during the second quarter.

Sales to the car and light truck industry in Europe were higher in 2005 than in 2004, measured in local currencies. Sales in North America were significantly lower. Sales to the heavy truck industry in Europe were higher in 2005 than in 2004 and they were significantly higher in North America. Sales to the vehicle service market were significantly higher in 2005 than in 2004.

•	Electrical Division

Net sales in 2005 amounted to MSEK 2,102 (1,931). Sales including intra-Group sales in 2005 totalled MSEK 7,426 (6,824). The operating profit in 2005 was MSEK 357 (297) with an operating margin of 4.8% (4.4%).

Sales, measured in local currencies, were lower in Europe in 2005 compared with 2004. Sales in Asia were significantly higher than in 2004.

•	Aero and Steel Division

Net sales in 2005 amounted to MSEK 3,198 (3,874). Sales including intra-Group in 2005 totalled MSEK 5,136 (6,584).

The operating profit in 2005 was MSEK 463 (206), with an operating margin of 9.0% (3.1%). The result for the aeroengine bearings business was affected by high steel prices and steel supply problems.

Results for 2004 compared to 2003

•	Industrial Division

Net sales in 2004 amounted to MSEK 10,785 (9,665) Sales including intra-Group sales in 2004 were MSEK 16,640 (15,139). Sales were significantly higher in Europe, North America and Asia, measured in local currencies and compared to last year. The increased focus to develop and deliver added value products and the increased industrial activity enabled SKF to increase its sales.

The operating profit in 2004 was MSEK 1,585 (1,456) with an operating margin of 9.5 (9.6). The result for the division was a result of a better price/mix in the business and good cost control despite higher raw material costs and negative currency effect.

•	Service Division

Net sales in 2004 amounted to MSEK 14,115 (12,947). Sales, including intra-Group sales in 2004, were MSEK 15,554 (14,307).

Sales in Europe, Asia and Latin America, measured in local currencies, were significantly higher in 2004 than in 2003 and higher than in 2003 in North America. The increase in sales was a result of improving the SKF offer to its distributors, the launch of new distributor development programmes and a good market demand situation in all regions in the world.

The operating profit in 2004 was MSEK 1,688 (1,414) with an operating margin of 10.9% (9.9%).

•	Automotive Division

Net sales 2004 amounted to MSEK 14,054 (13,344). Sales including intra-Group sales in 2004 were MSEK 15,679 (14,804). Sales in Europe to the car and light truck industry were higher in 2004 than in 2003, measured in local currencies. Sales in North America were slightly lower. Sales to the heavy truck industry were significantly higher in 2004 than in 2003, both in Europe and in North America. Sales to the vehicle service market were significantly higher 2004 than in 2003.

The overall market for cars and light trucks in Europe was stable while SKF sales increased significantly due to the fact that SKF supplied models had a good sales development during the year. Sales to the heavy trucks industry were good in Europe as well as in North America, this because of the overall strong market demand for heavy trucks during the year.

The operating profit in 2004 was MSEK 612 (471) with an operating margin of 3.9% (3.2%). This was in spite of a negative currency impact and higher raw material costs.

•	Electrical Division

Net sales in 2004 amounted to MSEK 1,931 (1,833). Sales including intra-Group sales in 2004 were MSEK 6,824 (6,459) Sales, measured in local currencies, were unchanged in Europe in 2004 compared to 2003. Sales in Asia were significantly higher than in 2003, mainly due to strong sales to the two-wheeler industry. Sales to household appliance manufacturers developed positively owing to the strength of the segment and to new business gained. For the two-wheeler segment, new products launched during 2003 such as crankshaft and camshaft bearings have contributed to the rise in sales and the gain of new customers in 2004.

The operating profit in 2004 was MSEK 297 (172) with an operating margin of 4.4% (2.7%).

•	Aero and Steel Division

Net sales in 2004 amounted to MSEK 3,874 (3,551). Sales, including intra-Group sales in 2004, were MSEK 6,584 (6,016). Global air traffic showed strong growth through-out the year with volume significantly higher. There was also a decline in the number of parked aircraft. Fixed-wing aircraft production was higher than in 2003, especially in Europe. Both helicopter and jet engine production were also higher in 2004. Consequently, the demand for bearings and components from the aerospace industry began to rise slowly. SKF sales in Europe in 2004 were slightly higher than in 2003, while they were unchanged in North America.

The operating profit in 2004 was MSEK 206 (-179) with an operating margin of 3.1% (-3.0%).

SKF Aerospace’s operating margin increased due to higher demand for bearings and components for the aerospace industry as a consequence of factors described in section above. Ovako Steel’s operating margin increased due to higher market demand combined with positive effects from the major restructuring programme implemented in 2002 and 2003.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Over the last few years, a comprehensive programme has been carried out to restructure underperforming activities and to improve the cost structure and operating margin. The importance of the efficient use of capital and a positive cash flow has been focused in the organization.

Financial targets

The current target for profitable growth was set in April 2003 and based on the year 2002. The goal is to have an operating margin level of 10% and to increase sales by 6% a year measured in local currencies, by the end of 2006.

The operating margins in 2003, 2004 and 2005 were 8.0%, 9.9% and 10.8% respectively. Sales growth, measured in local currency, from 2002 up to and including 2005 was 16.2%. Return on capital employed should be 20%. For the 12-month period ended 31 December 2005 the figure was 21.8%. SKF also has a target, set in 2005, to reach 18% inventories to sales by 2007, at the end of December 2005 the figure was 20.1%. Cash flow after investments before financing and structural investments should equal net profit over a number of years.

The financial targets are cascaded down to the divisions and business units through SKF’s financial performance management model.

Financial performance management model

SKF’s financial performance management model is a simplified, economic value-added model. This model, called Total Value Added (TVA), promotes improved operating profit, capital reduction and profitable growth. TVA is the operating profit, less the pre-tax cost of capital in the country in which the business is conducted. The TVA result trend for the Group correlates well with the trend for the share price over a longer period of time. Group Management’s variable salaries programme is based on this model.

Dividend policy

SKF’s dividend policy is based on the principle that the dividend should be adapted to the trend for earnings and cash flow, while taking account of the Group’s development potential and financial position. The Board of Directors' view is that the dividend should amount to approximately one half of SKF’s average net profit calculated over a business cycle.

Financing

It is SKF’s policy that the financing of the Group’s operations should be long-term. As of December 31, 2005, the average maturity of SKF’s loans was three and a half years. In 2005, SKF issued a 100 million euro three-year floating-rate note and a 250 million euro five-year bond in order to finance its share redemption programme.

As of December 31, 2005, the Group had an A minus (A-) rating for long-term credits from Standard and Poor’s and an A3 rating from Moody’s Investors Service, both with stable outlook.

Consolidated statements of cash flow

•	Cash flow from operations

A continued good operating profit, which in 2005 amounted to 5,327 (4,434 and 3,307), contributed to the strong cash flow.

•	Cash flow from investing activities

The target is to continuously generate a net cash flow after investments before financing and structural investments to a level equal to net profit. The Group’s capital expenditures for property, plant and equipment amounted to MSEK 1,623 (1,401 and 1,379). Of the Group’s total additions to property, plant and equipment approximately MSEK 89 (72 and 70) were invested in measures to improve the environment, both internally and externally. In 2005, the Group cash out flow from acquisitions was MSEK 419 (644 and 89), primarily related to Jaeger Group (see Note 2 to the consolidated financial statements). Cash flow from sales of businesses related to the divestment of Ovako La Foulerie S.A.

•	Cash flow from financing activities

Interest-bearing loans totalled MSEK 4 394 at year-end (1,116 and 1,618). In June, SKF issued a 100 MEUR three-year floating-rate note and a 250 MEUR five-year bond in order to finance its share redemption programme. Interest payments amounted to MSEK 222 (196 and 313) and interest received to MSEK 201 (234 and 249). The change in cash and cash equivalents was MSEK -697 (100 and 943). In 2005, changes in exchange rates affected cash and cash equivalents by MSEK 219 (-78 and -129) owing mainly to USD and EUR. Other financial assets totalled MSEK 2,999 at year-end (937 and 3,814).

The company believe that, based on current levels of operating performance and anti-cipated market conditions, the Group's cash flow from operations, together with other available sources of funds will be adequate to make required payments of principal and interest on the Group's debt, to permit proposed capital expenditures and to fund anticipated working capital requirements.

Working Capital

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

In 2005, the total transfer to the shareholders amounted to MSEK 4,212 whereof MSEK 2,846 pertained to the redemption and MSEK 1,366 to paid dividends.

SKF believes that the financial position will be sufficient to further finance and develop its operations. In the Group’s opinion, its working capital is sufficient for its present requirements.

SKF issued a 100 MEUR three-year floating-rate note and a 250 MEUR five-year bond in order to finance its share redemption program.

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

Tax laws in Sweden and certain other countries permit allocations to reserves that are deductible for tax purposes. To a certain extent, companies can thus allocate profit so that it remains in the companies without being taxed immediately. In the Group balance sheets the cumulative value of these allocations, less the related provisions for deferred taxes, is shown under restricted reserves. These restrictions are not expected to have any impact on the Group’s ability to meet its cash obligations.

Cash and cash equivalents
Cash and cash equivalents of the Group are mainly held in Swedish kronor, Euro and USD.

Financial risk

The SKF Group’s operations are exposed to various types of financial risks. The Group’s financial policy includes guidelines and definitions of currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group’s internal bank.

Currency risk

The SKF Group is exposed to both transaction and translation exposure. The Group’s principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe.

SKF’s hedging policy is to hedge forecasted currency flows in USD three to twelve months.

As of year-end, the lengths of the actual forward contracts conformed to the basic policy.

In accordance with Group policy, the translation effects on the Group’s accounts are not hedged.

Interest rate risk

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

Credit risk

The Group’s policy states that only well-established financial institutions are approved as counterparties. The major part of these financial institutions have signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterparty is continuously monitored.

Liquidity risk

In addition to own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 10 banks at December 31, 2005.
More details about risk management and hedging activities can be found in Note 29 to the consolidated financial statements.

Commitments for capital expenditures

At December 31, 2005, the Group had approximately MSEK 482 (415) in commitments for capital expenditures.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

SKF’s Research and Development (R&D) work is fundamental to its strategy. The primary areas for SKF's basic R&D are:

-Tribology - how to reduce friction and wear and select lubrication

-The selection of materials (steel, ceramics, plastics, polymers, etc.)

-Manufacturing processes to obtain the required material properties for the products

-Near net shape forming processes for improved efficiency and material utilization, enabling SKF to reduce waste in manufacturing

-Intelligent machining in order to have consistent and reliable manufacturing processes to produce to the right tolerance - first piece right

-Calculation models - knowledge implemented in SKF’s unique software products which help customers quickly to select the right bearings and to predict which bearing and seal performance is expected in a specific application

-Mechatronics - the synergistic integration of mechanical engineering with electronics and intelligent computer control in the design of industrial products and processes

-Artificial Intelligence (AI) - the use of AI tools (e.g. artificial neural networks, knowledge-based systems) for knowledge generation and management in industrial systems.

Research and development expenditures in 2005, 2004 and 2003 amounted to MSEK 837 (784 and 750), corresponding to 1.7%, (1.7% and 1.8%), of annual sales.

IT development costs and costs for product customization are not included. Basic research is conducted at the Group's Engineering & Research Centre in the Netherlands and SKF’s manufacturing process development centre in Gothenburg, Sweden. SKF intends to continue to invest in product development and increased productivity. SKF regularly patents new technologies. There are no patents or licenses that are material to the company's business or profitability.

5.D. TREND INFORMATION

The market demand for SKF's products and services in the first quarter of 2006, compared to the previous quarter, is expected to remain on a high level in Europe, to be slightly higher in North America, significantly higher in Asia and to remain on a high level in Latin America. This is in addition to normal seasonality.

The manufacturing level will be unchanged for the first quarter of 2006, compared to the fourth quarter of 2005, while higher in absolute terms due to normal seasonality.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

The Group does not have any off-balance sheet arrangements as defined in the rules to this Item 5.E.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Group's contractual obligations at December 31, 2005 by maturity.

Payments due by period (amounts in MSEK):
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt Obligations	4,153	8	1,777	2,336	32
Capital Lease Obligations	3	1	2	-	-
Operating Leases	1,358	275	422	250	411
Purchase Obligations	1,844	945	722	168	9
Other Long-Term Obligations	97	16	52	20	9
TOTAL	7,455	1,245	2,975	2,774	461

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

Directors elected by the Annual General Meeting

The names of the members of the Board, their age and title, the year in which they joined the Company's Board and their principal business activities performed outside SKF as of December 31, 2005 are set forth below.

Anders Scharp
Born 1934. Chairman. Board member since 1992.
Chairman of Saab AB, Chairman of superior board of Alecta, Chairman of AB Ph. Nederman & Co, Deputy Chairman of Investor AB.

Tom Johnstone
Born 1955. President and Chief Executive Officer.
Board member since 2003.
Board member AB Electrolux.

Sören Gyll
Born 1940. Board member since 1997.
Board member Skanska AB, SCA Svenska Cellulosa Aktiebolaget, Medicover A.A., IVA, Fenix Holding AB and Gyttorp Cartridge AB.

Vito H Baumgartner
Born 1940. Board member since 1998.
Board member Partnerre Ltd, Northern Trust Global Services Ltd. and Scania AB.

Ulla Litzén
Born 1956. Board member since 1998.
Board member Atlas Copco AB, Boliden AB, Investor AB, Karo Bio AB and Posten AB

Clas Åke Hedström
Born 1939. Board member since 2000.
Chairman of the SKF Audit Committee.
Chairman of Sandvik AB.

Winnie Fok
Born 1956. Board member since 2004.
CEO Investor Asia Limited, Hong Kong
Board member Global Beauty International Limited and Memorex Holdings Ltd.

Leif Östling
Born 1945. Board member since 2005.
President and CEO Scania AB since 1994.
Board member Scania AB, The Confederation of Swedish Enterprise, The Association of Swedish Engineering Industries and ISS A/S.

Employee representatives

Göran Johansson
Born 1945. Board member since 1975.
Chairman Liseberg AB.

Lennart Larsson
Born 1948. Board member since 2004.
Chairman SIF (The Swedish Union of Clerical and Technical Employees in Industry), SKF, Gothenburg.

Kennet Carlsson
Born 1962. Deputy board member since 2001.
Chairman Metalworkers' Union, SKF, Gothenburg and SKF Workers World Council, Gothenburg.

Jeanette Stenborg
Born 1967. Deputy Board member since 2005.
Board member SIF (The Swedish Union of Clerical and Technical Employees in Industry), SKF, Gothenburg.

Honorary chairman

Lennart Johansson
Honorary Chairman of the
Board of Directors of AB SKF.

Auditor

Thomas Thiel
Authorized Public Accountant
KPMG Bohlins AB

Group Management

Set forth below are the names of the members of Group Management of SKF as of December 31, 2005, their age, length of employment with SKF, the year in which they were appointed to their respective offices, their areas of experience within the Group and their principal business activities performed outside SKF.

Tom Johnstone
Born 1955.
Employed since 1977.
President and Chief Executive Officer from April 15, 2003
Executive Vice President AB SKF from 1999 to April 15, 2003, President SKF Automotive. Division from 1996 to April 15, 2003.
Board member AB Electrolux.
Previous positions within SKF:
Marketing Manager, International Marketing SKF (U.K.), Director Vehicle Aftermarket SKF Bearing Services, Executive Director, Automotive and Electrical Sales Division, President, Automotive & Electrical Division.

Christer Gyberg
Born 1947.
Employed since 1972.
Executive Vice President AB SKF since April 15, 2003.
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
Board member: Centaur Utveckling AB.

Giuseppe Donato
Born 1944.
Employed since 1979.
President, Electrical Division since 1996.
Previous positions within SKF:
Sales Manager RFT (SKF’s rubber components company), Managing Director and General Manager, RFT, Executive Director of SKF Sealing Systems, Executive Director of HBU Bearing Division.

Tore Bertilsson
Born 1951.
Employed since 1989.
Executive Vice President since 2005.
Chief Financial Officer since 1995.
Previous positions within SKF: Group Finance Director, Group Treasury Director.
Board member: Trygg-stiftelsen Ågrenska AB and Momentum Maintenance Supply AB.

Phil Knights
Born 1948.
Employed since 1987.
President, Service Division since 1999.
Previous positions within SKF:
Managing Director SKF (U.K.) Services Ltd, Chief Executive, SKF South East Asia & Pacific Ltd, Sales & Marketing Director, SKF South East Asia & Pacific Ltd.
Board member: Endorsia.com International AB and CoLinx, LLC.

Sten Malmström
Born 1943.
Employed since 1973.
President, SKF USA Inc. since 1999.
Previous positions within SKF:
President SKF Reinsurance, President SKF International, Vice President and SKF Group Treasurer, Vice President Finance, SKF France, President SKF Component Systems, Senior Vice President SKF Group Business Development.
Board member: The Swedish-American Chamber of Commerce and Manufacturers Alliance/MAPI.

Kaj Thorén
Born 1944.
Employed since 1975.
President, Aero and Steel Division since 2002.
Previous positions within SKF:
Senior Vice President, Group Business Development, Group Controller, Group Treasurer and Managing Director of SKF International AB, Chief Executive of Business Area SKF Tools, Group Finance & Information Systems Director.
Board member: Tradex Converting AB, The Association of Swedish Engineering Industries, Bille Tryckeri AB and Alecta.

Lars G Malmer
Born 1943.
Employed since 1974.
Senior Vice President, Group Communication since 1986.
Previous positions within SKF: Managing Director SKF Nicaragua, Head of Corporate Communications AB SKF.
Board member: West Sweden Chamber of Commerce and Industry, International Council of Swedish Industries and Chalmers Teknikpark.

Carina Bergfelt
Born 1960.
Employed since 1990.
General Counsel AB SKF and Secretary to the Board since 1996.
Previous positions within SKF: Legal Counsel, Group Legal.
Board member: The Association of Exchange-listed Companies.

Tryggve Sthen
Born 1952.
Employed since 2003.
President, Automotive Division since 2003.

Tommy G Klein
Born 1947.
Employed since 2005.
Senior Vice President, Group Business Development & Six Sigma since 2005.
Board member: Endorsia.com International AB.

Henrik Lange
Born 1961.
Employed 1988-2000 and since 2003.
President, Industrial Division since 2005.
Previous positions: Senior Vice President, Group Business Development,
President, SKF Polen, President SKF Austria.
Board member: Endorsia.com International AB.

Eva Hansdotter
Born 1962.
Employed since 1987.
Senior Vice President Group Human Resources and Sustainability.
Previous positions: Department Manager, Finance & HR Systems/Application Delivery, SKF Dataservice, Group IT Strategist and HR & OD of Group IT, Director Human Resources Industrial Division AB SKF.

Management as from 1 January, 2006:

Tom Johnstone*
President and Chief Executive Officer

Tore Bertilsson*
Executive Vice President, AB SKF and Chief Financial Officer

Christer Gyberg
Executive Vice President, AB SKF, President, SKF GmbH, Schweinfurt and Group Supply Chain, IT and Purchasing

Henrik Lange*
President, Industrial Division

Phil Knights*
President, Service Division

Tryggve Sthen*
President, Automotive Division

Giuseppe Donato
Senior Vice President

Kaj Thorén
Senior Vice President

Carina Bergfelt
General Counsel

Lars G Malmer
Senior Vice President, Group Communication

Eva Hansdotter
Senior Vice President, Group Human Resources and Sustainability

Tommy G Klein
Senior Vice President, Group Business Development and Six Sigma

* member of the Group Executive
Committee

6.B. COMPENSATION

Principles

In January 2005 the Board of Directors of AB SKF adopted a Remuneration Policy for the Group Management. The main principles of the policy were presented at the Annual General Meeting 2005. The policy applies in all respects to members of Group Management that have been appointed after the adoption of the policy, and, in other cases, to the extent existing agreements so permit.

The objective of the policy is to attract and retain the best people in order to support the SKF mission and business strategy. The remuneration shall be market-competitive, consistent with best practice and at the same time support the shareholders' best interest.

The total remuneration package for a member of Group Management consists primarily of: fixed salary, variable salary, company car, pension and severance pay. The components should create a well-balanced remuneration reflecting individual performance and responsibility as well as SKF's overall performance.

Board of Directors

The Chairman of the Board and the Board members are remunerated in accordance with the decision taken at the Annual General Meeting. At the Annual General Meeting held in 2005 it was decided that the Board be entitled to a fixed allotment of SEK 2,350,000, SEK 700,000 to be distributed to the Chairman of the Board and SEK 275,000 to each of the other Board members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment corresponding to the value of 800 SKF B shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company (the references to 800 and 300 SKF B shares are before the share split decided by the Annual General Meeting 2005). When deciding upon the amount of the allotment, the value of an SKF B share shall be determined at the average latest payment rate according to the quotations on the OMX Stockholm Stock Exchange during the five trading days after publication of the company’s press release for the financial year 2005. Finally it was decided that an allotment of SEK 300,000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

Chief Executive Officer

Tom Johnstone, Chief Executive Officer and President of AB SKF received from the company in year 2005 as salary and other remunerations a total of SEK 9 092 640, of which SEK 3,000,000 was variable salary for 2004 performance. Tom Johnstone’s fixed annual salary 2006 will amount to SEK 6,000,000. The variable salary paid out in 2005 could amount to a maximum of 60% of the fixed annual salary for year 2004 and was based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA (see Board of Directors report for description). The variable salary for year 2005 will be determined based on both the short and long term financial performance of the SKF Group. Tom Johnstone’s retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 3,001,356 corresponding to SEK 1,110,502 per year. The amount SEK 3,001,356 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto AB SKF shall pay a yearly premium corresponding to 30% of the difference between Tom Johnstone’s fixed annual salary and the amount on which Tom Johnstone’s benefit-based pension is calculated as described above. This part of Tom Johnstone’s pension benefit is fee based and vested. The cost for Tom Johnstone’s pension benefits was recorded in the amount of SEK 1,908,919. The remuneration to the Chief Executive Officer did not include any stock option entitlements. Tom Johnstone holds from earlier allocations according to the AB SKF Stock Option Programme described below stock options allowing him to acquire 110,969 existing SKF B shares (the increase of the number of shares Tom Johnstone may acquire compared to the number specified in the Annual Report 2004 is a result of the share split decided by the Annual General Meeting 2005). In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two years’ salary.

Group Management

SKF’s Group Management (exclusive of the Chief Executive Officer), at the end of the year, 12 people, received in 2005 salary and other remunerations amounting to a total of SEK 56,500,897, of which SEK 36,555,425 was fixed annual salary and SEK 14,824,743 was variable salary for 2004 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model TVA. The variable salary for year 2005 will be determined based on both the short and long term financial performance of the SKF Group. The remuneration to Group Management did not include any stock option entitlements. Group Management holds from earlier allocations according to the AB SKF Stock Option Programme stock options allowing them to acquire 349 875 existing SKF B shares (the increase of the number of shares Group Management may acquire compared to the number specified in the Annual Report 2004 is a result of the share split decided by the Annual General Meeting 2005). In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years’ salary.

The SKF Group’s Swedish defined-benefit pension plan for senior managers has a normal retirement age of 62 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation from the retirement age of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment.

During 2003 the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The normal retirement age is 62 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2005, five senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The company pays for the senior managers covered by the premium based plan contributions based on each individual’s pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base amounts. This pension is fee-based and vested.

For additional pension benefits to SKF’s Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member’s not resident in Sweden, a provision was recorded in the amount of MSEK 54 as at December 31, 2005. The cost for these additional pension benefits in year 2005 amounted to MSEK 17.

6.C. BOARD PRACTICES

Activities of the Board of Directors of AB SKF in 2005:

The Annual General Meeting of AB SKF, held in the spring of 2005, elected eight Board members. In addition hereto, two members and two deputy members have been appointed by the employees. The Board held seven meetings in 2005. The Board adopted written rules of procedure for its internal work. These rules prescribe, inter alia:

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

Remuneration Committee

The Board has established a Remuneration Committee consisting of the Chairman of the Board, Anders Scharp, and the Board members, Sören Gyll and Vito H Baumgartner. The Remuneration Committee prepares matters related to the principles for the remuneration, including incentive programmes and pension benefits, of the Group Management. All decisions related to such principles during 2005 were decided upon by the Board of Directors. Matters related to the CEO’s employment conditions, remuneration and other benefits were in 2005 prepared by the Remuneration Committee and decided upon by the Board of Directors. The Remuneration Committee held three meetings in 2005.

Audit Committee

The Audit Committee consists of Clas Åke Hedström as Chairman and the Board members Anders Scharp, Ulla Litzén and Winnie Fok. The tasks of the Audit Committee include preparations in relation to the nomination of external auditors, a review of the scope of the external audit, an evaluation of the performance of the external auditors, a review of financial information and a review of internal financial controls. The Audit Committee held four meetings in 2005.

Board issues

Issues dealt with by the Board during the year include market outlook, financial reporting, acquisitions and divestments of companies, the strategic direction and business plan of the SKF Group and management issues. The Board members assess the quality of the work of the Board through the completion of a questionnaire. The result is thereafter discussed at a Board meeting.

Nomination of Board members

At the Annual General Meeting of AB SKF held in the spring 2005 it was resolved that the Company shall have a Nomination Committee formed by one representative of each of the four major shareholders with regard to the number of votes held as well as the Chairman of the Board. When constituting the Nomination Committee, the shareholdings in September 2005 would determine which shareholders are the largest with regard to the number of votes held. The names of the representatives of the four largest shareholders were announced in October 2005.

The Nomination Committee is to furnish proposals in the following matters to be presented to, and resolved by, the Annual General Meeting in 2006:
- proposal for Chairman of the Annual General Meeting
- proposal for Board of Directors
- proposal for Chairman of the Board of Directors
- proposal for fee for the Board of Directors
- proposal for fee for the auditors
- proposal for a Nomination Committee facing the Annual General Meeting of 2007

The proposals of the Nomination Committee were published in connection with the notice to the Annual General Meeting 2006.

Executive Committee

The Executive Committee comprises, besides the Chief Executive Officer, the president of each division and the Chief Financial Officer. The Executive Committee comprised in the end of 2005 the following seven members: Tom Johnstone, President and Chief Executive Officer; Tryggve Sthen, President Automotive Division; Henrik Lange, President Industrial Division ; Giuseppe Donato, President Electrical Division; Phil Knights, President Service Division; Kaj Thorén, President Aero and Steel Division and Tore Bertilsson, Chief Financial Officer.

6.D. EMPLOYEES

On December 31, 2005, the Group had 38,748 registered employees (39,867 and 38,700).

Temporary employees, if on the payroll of an SKF company, are included in the number of employees presented by the Group but are not significant in number. Temporary employees on subcontract from a temporary services firm are not included in the figures. Previously published amounts have been reclassified to conform to the 2005 current Group structure.

Geographic specification of average number of employees in subsidiaries abroad:
Year ended December 31:

	2005	2004	2003

Sweden (1)	2,932	4,686	4,673
France	3,390	3,678	3,813
Italy	4,506	4,573	4,614
Germany	5,898	5,985	5,430
Other Western Europe excluding Sweden	3,338	3,336	3,334
Central/Eastern Europe	3,278	3,220	3,201
USA	4,451	4,708	4,725
Canada	193	188	190
Latin America	1,933	1,833	1,642
Asia	6,901	5,658	5,342
Middle East and Africa	634	637	668
	37,454	38,502	37,632

(1) The reduction of employees in Sweden compared to 2004 and 2003 is due to the Ovako Steel transaction.
The transaction is reflected in Note 11 to the consolidated financial statements.

Registered number of employees by division
Year ended December 31

	2005	2004	2003

Industrial Division	12,530	11,609	10,649
Service Division	4,804	4,617	4,469
Automotive Division Division	9,506	9,762	9,608
Electrical Division	7,648	7,517	7,615
Aero and Steel Division	2,839	4,993	4,978
Others	1,421	1,369	1,381
Total	38,748	39,867	38,700

Most of the Group's employees are unionized. Although the Group has occasionally experienced localized labor difficulties that may have had a temporary effect on particular operations, no major strike or other significant industrial action has occurred in the last ten years. The Group considers its relationship with its employees to be good.

6.E. SHARE OWNERSHIP

In the tables below the individual share ownership in SKF by the Directors and Group Management is summarized. None of these people own more than 1% of the shares of the Group. The Group Management table also discloses the remaining number of shares over which members of Group Management hold stock options to buy SKF B shares.

As of December 31, 2005, ownership of shares is as follows:

Directors at year end 2005 (excluding CEO)	Shares	Class
Anders Sharp	100,000	B
Sören Gyll	8,000	B
Vito H Baumgartner	2,400	B
Clas Åke Hedström	4,100	B
Ulla Litzén	28,400	B
Winnie Fok	2,000	A
Leif Östling	0	-
Göran Johansson	400	B
Lennart Larsson	0	-
Kenneth Carlsson	0	-
Jeanette Stenborg	0	-
Total (excluding CEO Tom Johnstone's shares, 15,068)	145,300

Group Management at year end 2005	A Shares	B Shares	Remaining number of B Shares possible to acquire under stock options granted in year
			2001	2002	2003
Tom Johnstone	0	15,068	26,128	41,295	43,546
Tryggve Sthen	0	0	0	0	0
Henrik Lange	0	0	0	0	0
Christer Gyberg	0	28,000	0	0	0
Giuseppe Donato	0	0	0	0	0
Tore Bertilsson	4,000	4,000	0	41,295	43,546
Phil Knights	0	8,400	0	41,295	43,546
Sten Malmström	4,108	2,000	0	0	0
Kaj Thorén	0	20,204	8,710	16,517	43,546
Lars G Malmer	4,800	5,468	17,419	16,517	17,419
Carina Bergfelt	0	0	17,419	16,517	17,419
Eva Hansdotter	0	0	0	0	8,710
Tommy G Klein	680	0	0	0	0
Total	13,588	83,140	69,676	173,436	217,732

The number of shares have been restated for the share split in 2005.

Specification of AB SKF’s Stock Option Programme 1

	No. of options[2] allocated	No. of people	Exercise price SEK	Theoretical value at allocation SEK	Exercise period	Outstanding options [2] January 1	Forfeited Total (of which during the year)	Exercised during the year	Average price SEK[3]	Outstanding options [2] Dec. 31	SKF B share Closing price Dec. 31
Grant[4] 2001
2005	1 750 549	183	39.96	10.50	2003-07	788 013	97 801 (2 000)	373 090	82.80	412 923	111.50
2004	1 750 549	183	39.96	10.50	2003-07	1 154 343	95 801 (34 837)	331 493	70.50	788 013	74.00
2003	1 750 549	183	39.96	10.50	2003-07	1 689 585	60 964 (0)	535 242	65.25	1 154 343	69.50

Grant[4] 2002
2005	2 568 996	271	56.49	11.50	2004-08	2 269 321	160 672 (8 261)	1 049 436	82.70	1 211 624	111.50
2004	2 568 996	271	56.49	11.50	2004-08	2 465 714	152 411 (49 564)	146 829	70.50	2 269 321	74.00
2003	2 568 996	271	56.49	11.50	2004-08	2 523 539	103 282 (57 825)	-	-	2 465 714	69.50

Grant[4] 2003
2005	3 531 581	330	53.51	9.25	2005-09	3 357 397	191 604 (17 420)	1 503 057	82.80	1 836 920	111.50
2004	3 531 581	330	53.51	9.25	2005-09	3 461 907	174 184 (104 510)	-	-	3 357 397	74.00
2003	3 531 581	330	53.51	9.25	2005-09	3 531 581	69 674 (69 674)	-	-	3 461 907	69.50

[1]	The number of shares, exercise prices, and theoretical values at allocation have been restated for the share split in 2005.
[2]	Options mean the number of existing SKF B shares that the stock options entitle the holders to acquire.
[3]	The price of the SKF B share ranged between SEK 75.00 and 110.75 at exercise dates.
[4]	The options were allocated in 2001, 2002 and 2003.

For the stock option programme see Note 27 to the consolidated financial statements, filed as a part of this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth, as of December 31, 2005, with respect to the ten largest shareholders known by SKF to be owners of any class of SKF’s voting securities. The information in this table is based on information furnished to SKF by the Swedish Central Share Registry, VPC.

	The ten largest shareholders	Number of A shares	Number of B shares	Number of votes	In % of voting rights	In % of share capital

1	Knut och Alice Wallenbergs Stiftelse(foundation)	24,000,000	20,740,000	26,074,000	28.59	9.83
2	Robur Funds	3,408,818	8,266,594	4,235,477	4.64	2.56
3	Skandia	3,683,864	1,354,444	3,819,308	4.19	1.11
4	Alecta (pension fund)	2,244,604	7,600,000	3,004,604	3.29	2.16
5	Gamla Livförsäkrings-aktiebolaget - SEB Trygg Liv	1,720,000	2,083,700	1,928,370	2.11	0.84
6	AFA Insurance	1,100,400	2,692,900	1,369,690	1.50	0.83
7	SEB Funds	696,800	4,769,270	1,173,727	1.29	1.20
8	Fidelity Funds European Growth		11,680,200	1,168,020	1.28	2.57
9	FPG (Pensionsgaranti)	930,400	497,600	980,160	1.07	0.31
10	Handelsbanken Fonder		9,255,990	925,599	1.01	2.03
Each A Share entitles the holder to one vote and each B Share to one-tenth of one vote. It was decided at the AB SKF’s Annual General Meeting on April 18, 2002, to insert a share conversion clause in the Articles of Association which allows owners of A Shares to convert A shares into B shares. The total number of issued and outstanding A shares and B shares of SKF as of December 31 2005 were 50,735,858 (11.1%) and 404,615,210 (88.9%) respectively. The total number of shares were 455,351,068.

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

7.B. RELATED PARTY TRANSACTIONS

The Group holds investments in jointly controlled and associated companies. For further details, see Note 11 and 26 to the consolidated financial statements filed as part of this Form 20-F. The transactions between the jointly controlled and associated companies and the Group are normal sales and purchases in the ordinary course of business.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.
Consolidated financial statements. Our audited consolidated financial statements and required financial statement schedule are included under “Item 17 - Financial Statements”. Except for our consolidated financial statements included under Item 17, no other information in this annual report has been audited by our independent auditors.

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. For a breakdown of our sales per geographic area, see Note 2 to the consolidated financial statements filed as part of this Form 20-F.

7.
Legal and Arbitration Proceedings. None of our current legal or arbitration proceedings are expected to have a significant effect on our financial position or profitability. None of our legal or arbitration  proceedings has had in the past a significant effect on our financial position or profitability. See also “Item 4.B - Business Overview - Legal Proceedings.”

8.
Dividend policy. SKF’s dividend policy is based on the principle that the dividend should be adapted to the trend of earnings and cash flow, taking into account the Group’s development potential and financial position. The dividend should amount to approximately one half of SKF’s average net profit calculated over a business cycle.

8.B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

The principal market for SKF’s A and B Shares is the OM Stockholm Stock Exchange (the "Stockholm Exchange").

In January 2005 the B Share was delisted from The London Stock Exchange. SKF delisted the SKF B share from the Paris stock exchange in January 2004. In 2003, the Group de-listed the SKF B share from the Swiss stock exchange in Zurich in December, and from Nasdaq in the United States in September. ADSs had been listed on the Nasdaq National Market since 1985 under the symbol “SKFR”, with Citibank, N.A., acting as depositary. SKF’s ADRs (American Depositary Receipts) are now traded on the U.S. OTC market. The reason for exiting these stock exchanges was that the volumes traded on them did not support a listing.

The table below sets forth, for the periods indicated, the high and low closing prices of SKF’s B shares as reported by the daily official list of the Stockholm Exchange. The closing bid price per B share as reported in the daily official list of the Stockholm Exchange on March 15, 2006 was SEK 116.50.

	Shares
	High	Low
	(SEK per Share)
Annual information for the past five years
2003	65.78	46.84
2004	68.31	56.25
2005	111.50	68,25
Quarterly information for the past three years
2003
First Quarter	54.99	46.84
Second Quarter	54.53	48.45
Third Quarter	63.94	52.58
Fourth Quarter	65.78	56.14
2004
First Quarter	67.73	58.55
Second Quarter	66.24	56.25
Third Quarter	66.93	60.39
Fourth Quarter	68.31	63.14
2005
First Quarter	80.82	68.77
Second Quarter	82.50	68.65
Third Quarter	101.00	79.75
Fourth Quarter	111.50	95.50

Monthly information for most recent six months
October 2005	104.00	95.50
November 2005	107.50	101.00
December 2005	111.50	105.50
January 2006	118.00	106.50
February 2006	117.50	106.00
March 2006 up to March 15	122.50	116.00

Figures for 2003-2004 have been recalculated due to share split and redemption in 2005.

As of December 31, 2005 5,799,441 ADRs were outstanding, held by 29 Registered Holders.

Stockholm Stock Exchange

A brief summary of trading practices on the Stockholm Exchange is as follows. Equity securities traded on the Stockholm Exchange currently include the shares of approximately 270 companies. Trades are made in round lots or whole multiples thereof. A round lot of both SKF’s A and B shares is 200 shares. A market in Sweden also exists for trades of odd lots, although minor delays may be experienced in effecting an odd lot trade.

Trading on the Stockholm Exchange continues until 5:30 p.m. each business day. Substantial inter-dealer trading in listed securities occurs after trading on the Stockholm Exchange closes. The Stockholm Exchange publishes a daily official list, which includes the volume of recorded transactions in each listed stock together with the prices of the highest and lowest recorded trades of the day. The official list reflects price and volume information for trades completed by members during the day as well as for inter-dealer trades completed manually and certain inter-dealer trades completed during the previous business day.

Swedish law includes certain prohibitions against trading on inside information, and certain registration requirements for trading by board members and certain management personnel.

A law regulating Swedish companies quoted on the Stockholm Stock Exchange and subsidiaries of such companies requires that a resolution to:

(a)	issue new shares;

(b)	issue convertible debt instruments;

(c)	issue debt instruments with an option to subscribe for new shares; or

(d)	transfer such shares or instruments issued by a company within the same group;

must be adopted at a general meeting of shareholders by a majority of shareholders representing nine-tenths of the votes cast and nine-tenths of the shares represented, if such resolution deviates from the shareholders' preferential right of subscription in accordance with the Swedish Companies Act or the Articles of Association, and such issue is offered to, e.g.:

(i)	members of the board of the company or any other company within the same group;

(ii)	the managing director or the deputy managing director of the company or any other company within the same group; or

(iii)	employees of the company or any other company within the same group.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See section 9.A “Listing Details.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of the material provisions of SKF’s Articles of Association (the “Articles”) as of December 31, 2005 and the Swedish Companies Act relating to the shares. This description does not purport to be complete and is qualified in its entirety by reference to Swedish statutory law and to the Articles.

Share Capital and Corporate Purpose

SKF is registered in the Swedish Companies Register under the number 556007-3495. SKF is authorized to carry on business operations, principally with roller bearings and seals, components and component systems, manage real and movable property and conduct other therewith compatible businesses.

SKF’s share capital is comprised of a minimum of SEK 1,100 million and a maximum of SEK 4,400 million. Of this amount, a maximum of 1,760 million shares may be Class A shares, a maximum of 1,760 million shares may be Class B shares and a maximum of 113,837,767 shares may be Class C shares. As of December 31, 2005, 50,735,858 Class A shares were outstanding, 404,615,210 Class B shares were outstanding and no Class C shares were outstanding. A holder of Class A shares has the right but not the obligation to require that any or all such Class A shares are converted to Class B shares. Each share has a par value of SEK 2.50.

Share Capital Increases and Preferential Rights of Shareholders

If SKF decides to issue new Class A, Class B and Class C shares by means of a cash issue, class A, B and C shareholders have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through this primary preferential right shall be offered to all shareholders for subscription on a pro rata basis. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

Election of Board of Directors

In addition to specially appointed members and deputies, SKF’s Board of Directors must have a minimum of five directors and can have a maximum of ten directors, with a maximum of five deputies. All directors, except for the specially appointed members and deputies, are elected each year at the annual general meeting for the period up to and inclusive of the following annual general meeting.

Certain Powers of Directors

The Board of Directors is charged with the organization of the company and the oversight of the management of the company’s operations and the executive officers are charged with the day-to-day management of the company in accordance with guidelines and instructions provided by the Board of Directors. The executive officers thus have borrowing powers only to the extent such borrowing is part of the day-to-day management of the company and in accordance with any guidelines and instructions provided by the Board of Directors.

There are no age limit requirements for directors and even though they are encouraged, they are not required to own any shares of the company.

According to the Swedish Companies Act, a member of the Board of Directors and the President may not take part in discussions involving matters regarding agreements, litigation or other legal proceedings between the director and the company, between the company and third parties where the director has a material interest in the matter which may conflict with the interests of the company, or agreements between the company and a legal entity which the director may represent, either individually or together with any other person.

The directors may not vote on compensation to themselves or any other members of the Board of Directors.

Dividends

Under Swedish law, only an annual general meeting of shareholders may authorize the payment of dividends, which may not exceed the amount recommended by the Board of Directors, except (i) if there is such an obligation according to the Articles of Association or (ii) in the event a demand is made by holders of at least 10% of the total number of shares outstanding, a dividend of at least 50% of the net profits for the fiscal year remaining after certain deductions and with certain limitations must be declared. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not been adopted at the annual general meeting of shareholders of the company.

In a decision to issue new shares shall be specified from which time the new shares are entitled to receive dividends. The right to receive dividends shall, however, commence no later than for the fiscal year during which the shares shall have been fully paid. Any person entered in the share register or in a list pursuant to Section 4, §40 of the Swedish Companies Act on the stipulated recording date shall be deemed to be entitled to receive a dividend, and, in the event of a bonus issue, new shares due to the holder and to exercise the shareholder’s preferential right to take part in the issue. The right to receive a dividend lapses after ten years, after which the company is entitled to the dividend in question.

Voting

In a general meeting, each Class A share shall carry one vote and each Class B share and Class C share one-tenth of one vote, respectively. In all other respects, SKF’s Class A and B shareholders have the same rights. Series C shares do not carry any right to dividends. Series C shares carry equal rights to the Company's assets and profit as the other shares, however, not with a higher amount than the share's nominal value adjusted by an interest rate according to the Articles of Association.

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

A shareholder may attend and vote at the meeting in person or by proxy. Any shareholder wishing to attend a general meeting must notify SKF no later than twelve noon on the day specified in the notice to attend the general meeting. SKF is required to accept all notifications through at least five business days prior to the meeting. A person designated in the register as a nominee (including the depositary of the ADSs), is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders on the record date and notifies SKF, as described above, that it wishes to attend the general meeting.

Under the Swedish Companies Act, resolutions are normally passed by a simple majority of votes cast. Exceptions include: (i) resolutions to waive shareholder preferential rights in connection with an issue of new shares or convertible debt instruments or debt instruments with the right to subscribe for new shares or to reduce the share capital or to approve a merger or purchase of own shares, each of which require a qualified two-thirds majority of the votes cast as well as at least two-thirds of the shares represented at the general meeting; (ii) resolutions which restrict the transferability of shares, or limit the number of shares in respect of which a single shareholder may vote, or which deal with certain other special matters, in which case a minimum quorum and a larger majority, or in some cases unanimity, is required; (iii) resolutions which alter the Articles in other respects, for which a majority consisting of at least two-thirds of the shares represented at the meeting and of the votes cast is required; (iv) resolutions whereby the legal rights of certain shares would be adversely affected for which, in addition to (iii) above, the approval of all holders of such shares represented at the meeting and representing at least nine-tenths of all such shares is required; and (v) resolutions whereby the legal rights of an entire class of shares would be adversely affected, for which, in addition to (iii) above, the approval of the holders of at least half of all the shares of such class and of nine-tenths of the shares of such class represented at the meeting is required.

A shareholder or proxy for one or more shareholders may at any general meeting of shareholders, unless the company’s Articles of Association provide otherwise, cast the full number of votes represented by such holder’s shares. SKF’s Articles do not prohibit the shareholders from casting the full number of votes represented by such shareholder’s shares.

Investment Restrictions

There are no general rules specifically aimed at limiting foreigners’ rights to purchase, own or sell securities issued by Swedish limited liability corporations.

As a general rule, Swedish securities may be freely sold to and owned by nationals from other countries. However, there are certain flagging and ownership examination rules that apply, irrespective of nationality.

The Swedish Financial Instruments Trading Act provides that any person, foreign or Swedish, who has acquired or transferred shares in a Swedish limited liability company that has issued shares which are registered on a securities exchange within the EEA or are, without being registered, listed on a securities exchange or an authorized market-place in Sweden, shall within seven days thereafter report in writing the acquisition or the transfer to the company and the Swedish securities exchange or authorized market-place where shares in the company are listed or, if the shares are not listed in Sweden, to the Swedish Financial Supervisory Authority (the FSA), if:

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

Proposal to amend the Articles of Association

The Board of Directors has proposed that the wording of the Articles of Association be amended mainly in order to comply with the new Swedish Companies Act (2005:551) that entered into force on 1 January 2006. The proposal is to be decided upon by the Annual General Meeting on 25 April 2006.

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

10.E. TAXATION

General

The discussion set forth below is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to U.S. Holders of the Company’s ADSs or B shares. The statements of U.S. federal income and Swedish tax laws set out below are (i) based on the laws in force as of the date hereof and may be subject to any subsequent changes in U.S. or Swedish law or in any double taxation convention or treaty between the United States and Sweden, possibly with retroactive effect and (ii) based in part on representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The following summary outlines certain material U.S. federal income tax consequences and certain material Swedish tax consequences to U.S. Holders (as defined below) of the ownership and disposition of ADSs or B shares. A U.S. Holder is a beneficial owner of ADSs or B shares (i) who is a citizen or individual resident of the United States for U.S. federal income tax purposes, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust; (ii) who owns (directly, indirectly or by attribution) less than 10% of the share capital or voting stock of the Company; (iii) who holds the ADSs or B shares as capital assets; (iv) who is not also resident of Sweden for Swedish tax purposes; and (v) who is entitled to benefits under the terms of the Income Tax Treaty and the Estate Tax Treaty (as such terms are defined below). This summary is not exhaustive of all possible tax considerations to Holders (such as situations involving taxpayers who are U.S. expatriates, securities broker-dealers, banks, insurance companies, regulated investment companies, financial institutions, persons subject to the alternative minimum tax, tax-exempt organizations, persons holding ADSs or B shares as part of a straddle, hedging or conversion transaction, persons who acquired the ADSs or B shares pursuant to the exercise of employee stock options or otherwise as compensation or persons whose functional currency is not the U.S. dollar, among others), who may be subject to special tax rules not discussed in this annual report. U.S. Holders of ADSs or B shares are advised to consult their own tax advisors as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership and disposition of ADSs or B shares.

If a partnership holds ADSs or B shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ADSs or B shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ADSs or B shares.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the current conventions between the United States and Sweden for the avoidance of double taxation in the case of income and property taxes (the “Income Tax Treaty”) and in the case of estate, inheritance and gift taxes (the “Estate Tax Treaty”), U.S. Holders of ADSs should be treated as the owners of the underlying B shares that are represented by such ADSs. Furthermore, deposits or withdrawals by a U.S. Holder of B shares for ADSs, or of ADSs for B shares, will not be subject to U.S. federal income tax or Swedish tax.

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of any distributions (including any Swedish withholding tax thereon) paid by the Company to U.S. Holders of ADSs or B shares generally will be treated as a dividend and taxed as ordinary income to the U.S. Holder on the date of receipt, in the case of B Shares (and, in the case of ADSs, will be the date of receipt by the Depositary). Dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under section 243 of the Code. The amount of the distribution that will be included in the gross income of the U.S. Holder will be the U.S. dollar value of the distribution (including the amount of any Swedish taxes withheld there from) calculated by reference to the spot rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the Swedish kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert Swedish kronor into U.S. dollars on the date of receipt generally will have a tax basis in the Swedish kronor equal to its U.S. dollar value on such date. Foreign currency gain or loss, if any, recognized by the U.S. Holder on a subsequent conversion or other disposition of the kronor generally will be U.S. source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a U.S. Holder who is entitled to treaty benefits under the “Limitation on Benefits” article of the Income Tax Treaty, and who does not have a “permanent establishment” or “fixed base” situated in Sweden to which the receipt of the dividend is attributable, generally will be subject to Swedish withholding tax at a reduced rate of 15%. A U.S. Holder may be required to provide documentary evidence that such Holder is entitled to the reduced 15% withholding tax rate under the Income Tax Treaty, and is advised to consult its own tax advisors in this regard.

Subject to complex conditions and limitations, the 15% Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For this purpose dividends generally will constitute foreign source “passive income” or, for certain U.S. Holders, foreign source “financial services income” for U.S. federal income tax purposes. For taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”. The use of foreign tax credits is subject to complex rules and limitations. In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such Holder's foreign taxes in the taxable year. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Income Tax Treaty, and whether, and to what extent, a foreign tax credit will be available.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.

Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Income Tax Treaty) which provides for the exchange of information. The Company currently believes that dividends paid with respect to its ADSs and B Shares should constitute qualified dividend income for U.S. federal income tax purposes and anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Holders. Each individual U.S. Holder of ADSs or B Shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

Tax on Sale, Exchange or Other Dispositions

For U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of ADSs or B shares based on the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the ADSs or B shares. Such gain or loss will be U.S. source gain or loss, and generally will be treated as long-term capital gain or loss if at the time of the sale, exchange or other disposition the ADSs or B shares have been held for more than one year. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to U.S. federal income taxation at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

In general, under the Income Tax Treaty, a U.S. Holder who is entitled to treaty benefits under the “Limitation on Benefits” article of the Income Tax Treaty and who does not have a “permanent establishment” or “fixed base” in Sweden to which the holding of the ADSs or B shares is attributable, will not be subject to Swedish tax on any capital gain derived from the sale, exchange or other disposition of ADSs or B shares. However, where an individual previously resident in Sweden becomes a resident of the United States, Sweden is entitled to tax capital gains on ADSs or B shares disposed of within 10 years of the person ceasing to be a resident in Sweden.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties and gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. The Company currently believes that it will not be treated as a PFIC for the taxable year ended December 31, 2005. If the Company were to become a PFIC in any taxable year, the tax on distributions on its ADSs or B shares and on any gains realized upon the disposition of ADSs or B shares may be less favourable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of ADSs or B shares.

Swedish Transfer and Property Tax

Currently, there is no transfer tax or similar tax on trading in shares and certain other equity-related securities in Sweden. In general, a holder of ADSs or B shares who is a resident of the United States will normally not be subject to Swedish property tax unless such ADSs or B shares are included in a business carried on in Sweden.

Swedish Estate and Gift Taxes

Sweden has abolished its legislation with regard to estate and gift taxes, effective December 17, 2004.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or B shares and proceeds from the sale, exchange or other disposition of ADSs or B shares may be subject to information reporting to the Internal Revenue Service (the "IRS") and possible U.S. backup withholding at a current rate of 28%.
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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Holders of ADSs or B shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

United States State and Local Taxes

In addition to U.S. federal income tax, U.S. Holders may be subject to U.S. state and local taxes with respect to their ADSs or B shares.

10.F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G. STATEMENT BY EXPERTS

Not applicable.

10.H. DOCUMENTS ON DISPLAY

You may read and copy all or any portion of the documents that AB SKF file with the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at (202) 551-8090 for further information on the operation of the SEC’s public reference rooms. A copy of Form 20-F is also displayed on the Company's homepage www.skf.com under Investor Relations, Reports.

10.I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The SKF Group’s operations are exposed to various types of financial risks. The Group’s financial policy includes guidelines and definitions of currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group’s internal bank.

The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Financial derivative instruments are used primarily to hedge the Group’s exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses financial derivative instruments for trading purposes, limited according to Group policy.

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Programme (see Note 27 to the consolidated financial statements) has been partially hedged by share swap arrangements.

During 2005, forward exchange contracts, cross-currency swaps and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure. Cross-currency and interest rate swaps were used to manage the interest rate exposure on foreign currency borrowing by swapping fixed and floating interest rates in EUR to floating interest rates in SEK and on investments by swapping fixed interest rates to floating interest rates. Share swaps were used to reduce the costs related to the Stock Option Programme of the SKF Group.

Derivative Financial instruments

The table below summarizes the gross contractual amounts of the Group’s derivative financial instruments as of December 31. All values in MSEK.

	2005	2004	2003

Type of instruments:
Forward exchange contracts	13,304	18,866	14,154
Currency options	22,619	2,468	2,304
Cross-currency and interest rate swaps	12,222	918	3,097
Share swaps	309	337	362
	48,454	22,589	19,917

Purpose:
Hedging of:
- firm commitments	3,109	4,108	3,674
- anticipated transactions	4,407	2,871	4,733
- other internal bank activities	16,644	9,563	10,721
Share swaps	309	337	362
Trading	23,985	5,710	427
	48,454	22,589	19,917

Market quotes were obtained for all financial derivative instruments.

Forward exchange contracts and currency swaps are valued at the forward rate. For currency options the Black & Scholes option pricing model is used. The future cash flows of interest rate swaps are discounted to present value using market interest rates for the relevant interest period.

All forward exchange contracts and currency options will mature in 2006. For interest rate swaps the maturity dates vary from 2006 to 2011. Cross-currency interest rate swaps will mature in 2008 and 2010. The share swaps used to partially hedge the SKF Stock Option Programme will expire in 2007, 2008 and 2009.

Foreign currency exchange rate management

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group’s accounts are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure.

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD has an effect from net currency flows on profit before taxes of approximately MSEK 450, excluding any effects from hedging transactions. The Group’s exposure is primarily to the USD.

Transaction exposure

Transaction exposure mainly arises when manufacturing SKF companies sell their products to SKF companies situated in other countries to be sold to end-customers on that local market. Sales to end-customers are normally made in local currency. The Group’s principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe.

Currency rates and payment conditions to be applied for the internal trade between SKF companies are set by SKF Treasury Centre. Internal invoicing during a quarter is made at fixed forward rates based on external market rates. Currency exposure and risk is primarily and to a large extent reduced by netting internal transactions. In some countries transaction exposure may arise from sales to external customers in a currency different from local currency

The currency flows between SKF companies managed by SKF Treasury Centre in 2005 were through netting reduced from MSEK 44,000 to MSEK 5,400. This amount represented the Group’s main transaction exposure in 2005.

Net Currency Flows in 2005
	Flows, MSEK	Average rate
USD	3,800	7.21
CAD	380	5.83
EUR	230	9.11
Other*	990
SEK	-5,400
* “Other” is a sum comprising some 10 different currencies.

The Group’s policy is to hedge the currency flows for three to twelve months on an average. Cash flow hedge accounting of forecasted transactions as defined by IAS 39 has been limited to USD and CAD. Hedges of forecasted transactions complying with the Group’s risk management policy but not qualifying for hedge accounting have been classified as economic hedges and accounted for as trading instruments (see Note 1 to the consolidated financial statements). As from January 1, 2006, when the Amendment of IAS 39, ”Cash Flow Hedge Accounting of Forecast Intragroup Transactions” is implemented, hedge accounting as defined by the amended IAS 39 will be limited to USD only. Forecasted currency flows from three months to one year will be hedged.

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

The exposure to currency and interest rate risk in foreign borrowing has been managed by cross-currency interest rate swaps. EUR loans with fixed and floating interest rates have been swapped into SEK loans with floating 3 months’ interest rates. As of December 31, the hedged loans amounted to MEUR 350. The floating 3 months’ STIBOR rate was 1.965%.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. As of December 31, 2005, the average interest period of the Group’s investments was 2 months and for loans 6 months, taking into account cross-currency and interest rate swaps. Interest rate swaps were also used for trading purposes in 2005.

As of December 31, the Group had net current financial assets (current financial assets less total loans) of MSEK 678 (2,449 and 4,724).

A change of one percentage point in interest rates influences profit before taxes by approximately MSEK 11.

Risk management - Stock Option Programme

In 2000, a Stock Option Programme on SKF B shares already issued was introduced.

The purpose of the SKF Stock Option Programme and the allocation model on which the grant of options is based are described in detail in Note 27 to the consolidated financial statements.

To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when stock options allocated under the Stock Option Programme become exercisable, share swap arrangements were made with financial institutions.

In 2005, the share swaps were valued at fair value with changes in fair value recognized on the balance sheet and in the income statement. The impact of the share swap agreements on the financial result in 2005 was 150 including changes in fair value, realized gains of terminated share swap agreements as well as dividend and redemption received and interest paid under the share swap agreements.

As at December 31, 2005, the number of SKF B shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was 3,102,000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.

The floating STIBOR rate at December 31, 2005 was 1.965%. The Board of AB SKF has proposed to the Annual General Meeting that a dividend of SEK 4 per share be paid to the shareholders. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance.

Liquidity risk management

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MEUR 300. In addition to own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 10 banks at December 31, 2005. These facilities, which are unutilized, will expire in 2012. Available liquidity as per December 31 amounted to MSEK 4,886 (3,565 and 6,342).

A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody’s Investor Service is A- and A3, respectively, both with a stable outlook.

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

For financial derivative instruments and investments, the Group’s credit risk exposure related to the two counterparties with the largest concentration of risks was MSEK 852 and 632, respectively, at December 31, 2005.

The Group’s concentration of credit risk related to trade receivables is limited primarily because of its many geographically and industrially diverse customers. Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our President and Group Chief Executive and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared.

There were no changes to the Group's internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

SKF’s Board of Directors has determined that the company has at least one audit committee financial expert, namely Ulla Litzén.

ITEM 16.B. CODE OF ETHICS

SKF has adopted a Code of Ethics that applies to SKF’s CEO, CFO, the head of Group Treasury and Treasury Centre, the Group Controller and the Chief Accounting Officer (the “Senior Financial Officers”). SKF will provide to any person without charge, upon request, a copy of the Code of Ethics. Such request should be sent to:

Investor Relations
Group Communication, AB SKF, SE-415 50 Goteborg, Sweden.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Accounting Firm’s Fees

The following table summarizes the aggregate fees billed to the SKF Group by the Independent Registered Accounting Firm KPMG Bohlins AB for 2005 and Deloitte AB for 2004 and 2003:

(SEK in millions)	2005 [1]	2004	2003
Audit Fees (a)	25	24	24

Audit-Related Fees (b)	2	5	5

Tax Fees (c)	1	2	3

All Other Fees (d)	-	8	6

Total	28	39	38

[1] The fees for 2005 include MSEK 1 billed by Deloitte AB for an audit relating to the 2003 and 2004 financial years.

(a)	Fees for audit services billed in 2005 and 2004 consisted of audit of the SKF Group’s annual financial statements and statutory and regulatory audits.

(b)	Fees for audit-related services billed in 2005 and 2004 consisted of
• Third quarter review
• Financial accounting and reporting consultations
• Employee benefit plan audits
• Advice on the Sarbanes-Oxley Act of 2002
• Review of sustainability information in the SKF Group’s annual financial statement
• Locally required compliance work

(c)	Fees for tax services billed in 2005 and 2004 consisted of tax compliance and tax planning and advice:

• Fees for tax compliance services. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted primarily of income tax return assistance, assistance with tax return filings in certain foreign jurisdictions
• Fees for tax planning and advice services. Tax planning and advice are services rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result.

(d)	Fees for all other services billed in 2004 consisted of permitted non-audit services, such as:
• Human capital advisory services
• Procedures performed in connection with certain statutory requirements.

PRE-APPROVAL POLICY

All services performed by the independent auditor in 2005 and 2004 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

6.
For information regarding Earnings Per Share, please see Note 1 “Accounting Principles”, to the consolidated financial statements filed as part of this Form 20-F. Earnings Per Share is calculated using the weighted-average number of shares outstanding during the year.

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

Gothenburg March 30, 2006

Aktiebolaget SKF
(publ)

By: Tom Johnstone	/s/ Tore Bertilsson
Name: Tom Johnstone	Name: Tore Bertilsson
Title: President and Group Chief Executive	Title: Chief Financial Officer

`

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
AB SKF (publ)

We have audited the consolidated balance sheet of AB SKF (publ) and subsidiaries as of December 31, 2005, and the related consolidated income statements, cash flows and changes in shareholders’ equity for the year then ended. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule of valuation and qualifying accounts for the year ended December 31, 2005. These consolidated financial statements and financial statement schedule are the responsibility of the management of AB SKF (publ). Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AB SKF (publ) and subsidiaries as of December 31, 2005, and the result of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRSs). Also in our opinion, the related financial statement schedule as of and for the year ended December 31, 2005, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 32 to the consolidated financial statements in 2005, AB SKF (publ) changed its basis of accounting from accounting principles generally accepted in Sweden to International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 33 to the consolidated financial statements.

Gothenburg, Sweden
March 30, 2006

KPMG Bohlins AB

Thomas Thiel
Authorized Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aktiebolaget SKF

We have audited the accompanying consolidated balance sheets of Aktiebolaget SKF and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years then ended. Our audits also included the financial statement schedule of valuation and qualifying accounts for each of the two years in the period ended December 31, 2004.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktiebolaget SKF and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit for each of the two years in the period ended December 31, 2004 and the determination of shareholders’ equity at December 31, 2004 and 2003, to the extent summarized in Note 33.

As discussed in Note 32 to the financial statements, in 2005 the Company changed its basis of accounting from accounting principles generally accepted in Sweden to International Financial Reporting Standards as adopted by the European Union.  The 2004 and 2003 financial statements have been restated in accordance with International Financial Reporting Standards as adopted by the European Union.

Deloitte AB

Gothenburg, Sweden

March 30, 2006

Consolidated income statements
F-3
		AB SKF AND SUBSIDIARIES
		Years ended December 31
Millions of Swedish kronor except earnings per share	Note	2005	2004	2003
Net sales	2	49 285	44 826	41 377
Cost of goods sold	5,6	-36 931	-33 766	-32 081
Gross profit		12 354	11 060	9 296

Selling expenses	6	-6 874	-6 367	-5 829
Administrative expenses	6	-410	-328	-279
Other operating income		388	305	367
Other operating expense		-303	-233	-267
Profit/loss from associated and jointly controlled companies	11	172	-3	19
Operating profit		5 327	4 434	3 307

Financial income	7	701	142	-52
Financial expense	7	-775	-489	-454
Profit before taxes		5 253	4 087	2 801

Taxes	8	-1 646	-1 111	-703
Net profit		3 607	2 976	2 098

Net profit attributable to:
Shareholders of AB SKF		3 521	2 926	2 042
Minority interests		86	50	56

Basic earnings per share after tax (SEK)	18	7.73	6.42[1]	4.48[1]
Diluted earnings per share after tax (SEK)	18	7.70	6.42[1]	4.48[1]

1 Earnings per share have been recalculated to reflect the effects of the share split and redemption in 2005.

The accompanying notes are an integral part of the consolidated financial statements

Consolidated balance sheets
F-4		AB SKF AND SUBSIDIARIES
		As of December 31
Millions of Swedish kronor	Note	2005	2004	2003
ASSETS
Non-current assets
Intangible assets	9	1 583	1 079	874
Property, plant and equipment	10	11 119	11 012	11 138
Investments in jointly controlled and associated companies	11	1 174	26	98
Investments in equity securities	12	270	281	266
Deferred tax assets	8	862	718	940

Financial and other assets	13	819	496	472
		15 827	13 612	13 788
Current assets
Inventories	14	9 931	8 985	8 429
Trade receivables	15	7 948	7 406	6 516
Tax receivables		71	119	126
Other receivables	16	1 500	1 327	1 351
Financial receivables	17	2 693	489	3 366
Cash and cash equivalents	17	2 379	3 076	2 976
		24 522	21 402	22 764
Total assets		40 349	35 014	36 552
EQUITY AND LIABILITIES
Equity attributable to shareholders of AB SKF
Share capital	18	1 138	1 423	1 423
Share premium		564	564	564
Share options reserve	27	-	27	13
Investment revaluation reserve	12	12	-	-
Hedging reserve	29	-4	-	-
Translation reserve		248	-1 295	-881
Retained earnings		15 671	16 022	14 234

Equity attributable to minority interest		604	504	499
		18 233	17 245	15 852
Non-current liabilities
Loans	21	4 145	904	1 246
Provisions for post-employment benefits	19	4 916	4 655	7 885
Deferred tax liabilities	8	1 092	1 091	1 124
Other provisions	20	1 418	1 266	1 425
Other liabilities		100	56	112
		11 671	7 972	11 792
Current liabilities
Financial liabilities	23	249	212	372
Trade payables		3 821	3 898	3 183
Tax payables		459	487	285
Other provisions	20	792	661	946
Other liabilities	24	5 124	4 539	4 122
		10 445	9 797	8 908
Total equity and liabilities		40 349	35 014	36 552

The accompanying notes are an integral part of the consolidated financial statements

Consolidated statements of cash flow
F-5
		AB SKF AND SUBSIDIARIES
		Years ended December 31
Millions of Swedish kronor	Note	2005	2004	2003
Operating activities
Profit before taxes		5 253	4 087	2 801
Adjustments for
Depreciation, amortization and impairment	6	1 752	1 733	1 812
Net gain(-) on sales of property, plant and equipment		-29	-17	-11
Net gain(-) on sales of equity securities		-52	-	-
Net gain(-) on sales of equity securities associated companies		-63	-	-
Net gain(-) on sales of businesses		-10	-21	-63
Other non cash items		26	159	781

Income taxes paid		-1 618	-858	-930

Post-employment benefits paid		-364	-525	-508

Jointly controlled and associated companies		57	-2	12

Changes in working capital
Inventories		-671	-648	-74
Trade receivables		-142	-907	-109
Trade payables		-156	755	-264
Other operating assets and liabilities, net		443	441	166
Net cash flow from operations		4 426	4 197	3 613

Investing activities
Purchase of intangible assets	9	-171	-111	-113
Sales of intangible assets	10	-	1	1
Purchase of property, plant and equipment		-1 623	-1 401	-1 379
Sales of property, plant and equipment		93	59	192
Acquisitions of businesses, net of cash and cash equivalents	3	-419	-644	-89
Sales of businesses, net of cash and cash equivalents	4	57	93	331
Investments in equity securities		-	-40	-51
Sales of equity securities		80	24	5
Investments in non-current financial and other assets		-55	-61	-68
Sales of non-current financial and other assets		42	36	53
Net cash flow used in investing activities		-1 996	-2 044	-1 118

Net cash flow after investments before financing		2 430	2 153	2 495

Financing activities
Proceeds from medium- and non-current loans		3 249	123	-
Repayment of medium- and non-current loans		-321	-624	-450
Change in current loans		7	-31	-42
Payment of finance lease liabilities		-3	-13	-9
Change in marketable securities and other liquid assets		-1 948	2 858	65
Contributions to post-employment benefit plans		-53	-3 111	-36
Cash dividends to AB SKF shareholders		-1 366	-1 138	-911
Cash dividends to minority shareholders		-33	-39	-40
Redemption of shares		-2 846	-	-
Net cash flow used in financing activities		-3 314	-1 975	-1 423

Increase(+)/decrease(-) in cash and cash equivalents		-884	178	1 072
Cash and cash equivalents at January 1		3 076	2 976	2 033
Cash effect excluding acquired companies		-911	115	1 072
Cash effect of acquired companies	3	27	63	-
Cash effect of exchange transactions	11	-32	-	-
Effects of exchange rate differences on cash held		219	-78	-129
Cash and cash equivalents at December 31		2 379	3 076	2 976

The accompanying notes are an integral part of the consolidated financial statements

Consolidated statements of changes in shareholders’ equity
F-7
	AB SKF AND SUBSIDIARIES
Millions of Swedish kronor	Share capital	Share premium	Share options reserve	Investment revaluation reserve	Hedging reserve	Translation reserve	Retained earnings	Minority interest	Total
Opening balance 2003-01-01	1 423	564	-	-	-	-	13 103	570	15 660
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-881	-	-93	-974
Other transactions with minority owners	-	-	-	-	-	-	-	6	6
Profit for the year	-	-	-	-	-	-	2 042	56	2 098
Recognition of share-based payments	-	-	13	-	-	-	-	-	13
Dividends	-	-	-	-	-	-	-911	-40	-951
Closing balance 2003-12-31	1 423	564	13	-	-	-881	14 234	499	15 852

Exchange differences arising on translation of foreign operations	-	-	-	-	-	-414	-	-39	-453
Other transactions with minority owners	-	-	-	-	-	-	-	33	33
Profit for the year	-	-	-	-	-	-	2 926	50	2 976
Recognition of share-based payments	-	-	14	-	-	-			14
Dividends	-	-	-	-	-	-	-1 138	-39	-1 177
Closing balance 2004-12-31	1 423	564	27	-	-	-1 295	16 022	504	17 245

Effect of adopting IAS 39	-	-	-	31	84	-	85		200
Opening balance 2005-01-01	1 423	564	27	31	84	-1 295	16 107	504	17 445
Exchange differences arising on translation of foreign operations	-	-	-	-	-	1 543	-19	101	1 625
Other transactions with minority owners	-	-	-	-	-	-	-	-54	-54
Profit for the year	-	-	-	-	-	-	3 521	86	3 607
Recognition of share-based payments	-	-	1	-	-	-	-	-	1
Exercise of share options	-	-	-28	-	-	-	-11	-	-39
Dividends	-	-	-	-	-	-	-1 366	-33	-1 399
Redemption of shares	-285	-	-	-	-	-	-2 561	-	-2 846
Release on disposal of investments in equity securities and cash-flow hedges	-	-	-	-11	-84	-	-	-	-95
Change in fair value of investments in equity securities and cash flow hedges	-	-	-	-8	-4	-	-	-	-12
Closing balance 2005-12-31	1 138	564	-	12	-4	248	15 671	604	18 233

The accompanying notes are an integral part of the consolidated financial statements

Notes to the consolidated financial statements

Amounts in millions of Swedish kronor unless otherwise stated. Amounts in parentheses refer to comparable figures for 2004 and 2003, respectively.

1 Accounting policies

Significant accounting policies

Basis of presentation
The consolidated financial statements of the SKF Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which includes interpretations from the International Financial Reporting Interpretations Committee (IFRIC). Those portions of IFRS not adopted by the EU have no material effect on this report. Furthermore, the Group is in compliance with requirements from the Swedish Financial Accounting Standards Council RR30, "Additional Accounting Rules for Group Accounts" as well as relevant interpretations (URA) issued by the Council's Emerging Issues Task Force. The financial statements are presented in Swedish Kronor (SEK) rounded to the nearest million, and are prepared on the historical cost basis except as disclosed in the accounting policies below.

Basis of consolidation
The consolidated financial statements include the Parent Company, AB SKF, and each of those companies in which it directly or indirectly, exercises control. Such control is usually achieved with an ownership representing more than 50% of the voting rights. AB SKF and its subsidiaries are referred to as "the SKF Group" or "the Group".
Consolidated shareholders' equity includes the Parent Company's equity and the part of the equity in subsidiaries, which has arisen after the subsidiary's acquisition.
Minority interests are shown as a separate category within equity, with the minority share of net profit being specified after the net profit.
Intercompany accounts, transactions and unrealized profits have been eliminated in the consolidated financial statements.

Business combinations and goodwill
All business combinations are accounted for in accordance with the purchase method. At the date of acquisition, the acquired assets, liabilities and contingent liabilities (net identifiable assets) are measured at fair value, which requires the use of estimates. Acquired land, buildings and equipment are usually independently appraised. Financial assets and liabilities (including post-employment benefits), as well as inventories, are recorded using references to available market information. The fair values of significant intangible assets are derived either with the assistance of independent valuation experts, or internally using appropriate valuation techniques generally based on forecasted future cash flows.
Any excess of the cost of acquisition over fair values of net identifiable assets of the acquired business including contingent liabilities is recognized as goodwill. Any deficiency of the cost of acquisition below such fair values is credited to profit and loss in the period of acquisition.
Goodwill is not amortized but is reviewed at least annually for impairment. Any impairment loss is recognized in profit and loss and is not subsequently reversed.

Investments in jointly controlled and associated companies
Companies, in which the Group has a significant influence, are referred to as associated companies. Significant influence is usually achieved when the Group owns 20 to 50% of the voting rights. Investments in associated companies are reported in accordance with the equity method.
Investments where the Group as a venturer and together with other venturers, jointly control the economic activities of the investment through a contractual arrangement between the venturers, are defined as jointly controlled entities. Such investments are accounted for using the equity method.
Under the equity method, the carrying value of the investments is equal to the Group's share of shareholders' equity in these companies, determined in accordance with the accounting policies of the Group as well as any goodwill arising upon acquisition. The Group's share in the result of these companies is based on their pre-tax profit/loss and taxes, respectively.

Classification
The assets and liabilities classified as current are expected to be recovered or settled within twelve months from the balance sheet date. All other assets and liabilities are recovered or settled later. No other liabilities than loans, financial leases and certain derivative instruments are expected to be settled later than five years from the balance sheet date.

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

Translation of foreign financial statements
All foreign subsidiaries report in their functional currency being the currency of the primary economic environment in which the subsidiary operates. Upon consolidation, all balance sheet items have been translated to SEK based on the year-end exchange rates. Income statement items are translated at average exchange rates. The resulting translation adjustments that have arisen since January 1, 2003, the date of transition to IFRS, are presented as a separate component of shareholders' equity. Such translation differences are recognized in profit and loss upon the disposal of the foreign operation.

Translation of items denominated in foreign currency
Transactions in foreign currencies during the year have been translated at the exchange rate prevailing at the respective transaction date.
Trade receivables and trade payables and other receivables and payables denominated in foreign currency have been translated at the exchange rates prevailing at the balance sheet date. Such exchange gains and losses are included in other operating income and other operating expense. Other foreign currency items have been included in financial income and financial expense.

Hedging as from January 1, 2005
Cash flow hedges
Hedge accounting has been applied to derivative financial instruments, which are effective in offsetting the variability in the cash flows from forecasted external sales. Forward exchange and currency option contracts were used as hedging instruments.
Changes in fair value of these derivative financial instruments designated as hedging instruments and meeting the criteria for hedging future cash flows were recognized on the balance sheets and directly in equity, for their effective portion. In the same period during which the forecasted net sales affect the income statement the cumulative gain or loss recognized in equity is recycled to the income statement and recognized on the sales line.
When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is removed from equity and recognized in the income statement under financial items when the committed or forecast transaction is recognized in the income statement. However, if the hedged transaction is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement under financial items.

Fair value hedges
Hedge accounting has been applied to derivative financial instruments which are effective in hedging the exposure to changes in fair value of foreign borrowing. The currency and interest risk exposure has been hedged by cross-currency interest rate swaps.
Changes in fair value of these derivative financial instruments designated as hedging instruments and meeting the criteria for fair value hedges are recognized on the balance sheet and in the income statement under financial items. The carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk. The gain or loss is recognized in the income statement under financial items.

Economic hedges
Derivatives which provide effective economic hedges but for which hedge accounting as defined by IAS 39 is not applied to are accounted for as trading instruments. Changes in the fair value of these economic hedges are immediately recognized in the income statement under financial items.

Share-based payments
The fair value at grant date of option programme 2003, which vested in February 2005, was initially recognized directly in equity and amortized as an expense over the vesting period. The fair value was determined using the Black&Scholes options valuation model. The terms and conditions upon which the options were granted were taken into account when applying the valuation method. The amount recognized as an expense was adjusted to reflect the actual number of share options that vested. The exercise of options under this program is recognized directly in equity.
No initial fair value of option programs 2001 and 2002, which were granted in February 2001 and 2002 and vested in February 2003 and 2004, respectively, was required to be recognized according to IFRS 1 transition rules. Exercise of options under these two programs is recorded in operating profit as under previous Swedish GAAP.
A provision calculated on the estimated fair value of the options on reporting date is recorded for social charges to be paid by the employer when the options are exercised. The fair value of the options is calculated as the difference in exercise price of the options and market price of the SKF B share.
For the cash-settled share-based compensation granted to the Board of Directors of the Parent Company, a provision based on the fair value of the SKF B share on reporting day is made. The expense is recognized in operating profit.

Revenue recognition
Revenues are recognized when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from the sale of goods and services is generally recognized when (1) an arrangement with a customer exists, (2) delivery has occurred or services have been rendered, (3) the price is fixed or determinable, and (4) collection of the amount due is reasonably assured.
Contracts and customer purchase orders are generally used to determine the existence of such an arrangement. Shipping documents and customer acceptance are used, when applicable, to verify delivery. Whether the price is fixed or determinable are assessed based on the payment terms associated with the transaction. Collectibility is assessed based primarily on the creditworthiness of the customer as determined by credit limit control and approval procedures, as well as the customer's payment history. Approval procedures include approval of new customers by management. Accruals for customer rebates are recorded at the time of revenue recognition. Rebates are recognized as a reduction of sales.
Revenues from service and/or maintenance contracts where the service is delivered to the customer at a fixed price is accounted for on a straight-line basis over the duration of the contract or under the percentage-of completion method based on the ratio of actual costs incurred to total estimated costs expected to be incurred. Any anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Property, plant and equipment (PPE)
Machinery and supply systems, land, buildings, tools, office equipment and vehicles which are held for use in the production or supply of goods or services or for administrative purposes are stated in the balance sheet at cost or deemed cost, less accumulated depreciation and impairment losses. For a description of deemed cost see Note 32.
SKF applies a component approach to depreciation. This means that where items of PPE are comprised of different components having a cost significant in relation to the total cost of the items, such components are depreciated separately. Depreciation is provided on a straight-line basis and is calculated based on historical cost. The rates of depreciation are based on the estimated useful lives of the assets, which are subject to annual review. These useful lives are based upon estimates of the periods during which the assets will generate revenue based to a large extent of historical experience of usage and technological development. The useful lives are:
o 33 years for buildings and installations;
o 10-20 years for machinery and supply systems;
o 10 years for control systems within machinery and supply systems;
o 4-5 years for tools, office equipment and vehicles.
Depreciation is included in cost of goods sold, selling or administrative expenses depending on where the assets have been used.

Intangible assets other than goodwill
Intangible assets other than goodwill are stated at initial cost less accumulated amortization and impairment losses. Amortization is made on a straight-line basis over their estimated useful lives, which are subject to annual review. The useful lives are based to a large extent on historical experience, the expected application, as well as other individual characteristics of the asset. The useful lives are:
o Patents and similar rights ranging from 6 to 11 years;
o Capitalized software normally 4 years;
o Capitalized customer relationships ranging from 5 to 15 years;
o Capitalized development expenditures ranging from 3 to 7 years;.

o Other intangible assets normally from 3 to 5 years;
o Those intangible assets where there is no foreseeable limit to the period over which the asset is expected to generate net cash flows, are considered to have indefinite useful lives, and no amortization is made.
Amortization is included in cost of goods sold, selling or administrative expenses depending on where the assets have been used.

Capitalization of software
The Group capitalizes software for internal use if it is probable that the future economic benefits that are attributable to it will flow to the company and the cost can be reliably measured. In evaluating capitalization, management considers new functionality and/or increased standard of performance to be significant evidence that future economic benefits will be achieved.

Research and development
Research expenditures as well as development expenditures not meeting the capitalization criteria described below, are charged to cost of goods sold in the consolidated income statement when incurred.
Expenditures during the development phase are capitalized as intangible assets when, according to management's judgment, it is probable with a high degree of certainty, that they will result in future economic benefits for the Group. Stringent criteria must be met before a development project results in the recording of an intangible asset. Such criteria include the ability to complete the project, proof of technical feasibility and market existence, as well as intention and ability to use or sell the asset and the ability to reliably measure the expenditures during the development phase. Management considers the existence of a customer order as significant evidence of technological and economic feasibility.

Leases
A lease agreement that, according to management's judgment, transfers substantially all the benefits and risks of ownership to the Group is accounted for as a finance lease. Finance leases are recorded as plant, property and equipment initially at an amount equal to the present value of the minimum lease payments during the lease term. Finance leases are depreciated in a manner consistent with the Group's normal useful lives for owned plant, property and equipment. Lease payments are apportioned between the finance charge and the reduction of the outstanding finance lease obligation. The finance charge is allocated to periods during the lease term as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Other leases are accounted for as operating lease, where rental expenses are recognized in the income statement, on a straight-line basis, over the lease term.

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
Net realizable value is defined as selling price less costs to complete and costs to sell. As actual selling prices and selling costs are not known, managements best estimate, based on current price and cost levels are used. Net realizable value includes write-downs for both technical and commercial obsolescence made on an individual subsidiary basis. Such obsolescence is assessed by reference to the rate of turnover for each inventory item.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, bank deposits, debt securities, and other liquid investments that have a maturity of three months or less at the time of acquisition.

Long-term employee benefits
Employee benefits, which are both earned and paid out during employment, and are expected to be settled more than twelve months after they are earned yet before employment ends, are long-term employee benefits. These include part-time retirements programs, anniversary bonuses, long-stay and jubilee payments. All such programs are calculated using the projected credit unit method and appropriate assumptions, as both are described under post-employment benefits, except that all actuarial gains and losses are recognized immediately.

Critical accounting policies involving significant management judgment
The following accounting polices involve management judgments that are considered to have the most significant effect on the consolidated financial statements.

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
Significant management judgment is required in determining current tax liabilities and assets as well as deferred tax liabilities and assets. The process involves estimating the current tax exposure together with assessing temporary differences arising from differing treatment of items for tax and accounting purposes. In particular, management must assess the likelihood that deferred tax assets will be recoverable from future taxable income.

Current taxes
All the companies within the Group compute current income taxes in accordance with the tax rules and regulations of the countries where the income is taxable. Provisions have been made in the consolidated financial statements for estimated taxes on earnings of subsidiaries expected to be remitted in the following year, but not for tax liabilities, which may arise on distribution of the remaining unrestricted earnings of foreign subsidiaries as they can be distributed free of tax or as SKF does not intend to internally distribute them in the foreseeable future.

Deferred taxes
The Group utilizes a balance sheet approach for measuring deferred taxes, which requires deferred tax assets and liabilities to be recorded based on enacted tax rates for the expected future tax consequences of existing differences between accounting and tax reporting bases of assets and liabilities, and tax loss and tax credit carry-forwards. Such tax loss and tax credit carry-forwards can be used to offset future income. Deferred tax assets are recorded to the extent that it is probable that sufficient future taxable income will be available to allow the recognition of such benefits.

Other taxes
Other taxes refer to taxes other than income taxes, which should not be included elsewhere in the income statement.

Financial instruments as from January 1, 2005
Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Settlement day recognition is applied for financial assets and liabilities other than derivatives, which are recognized at trade date. Financial instruments are recorded initially at cost, which usually equals fair value at the time of acquisition. Transaction costs are included in the initial measurement of financial assets and liabilities that are not measured at fair value through profit and loss. Subsequent measurement depends on the designation of the instrument, as determined by management, as follows:
o Investments in equity securities (other than interests in jointly controlled and associated companies) are designated as available for sale. Changes in fair value of equity investments with a reliable fair value are recognized directly in equity, except for impairment losses, which are recognized in the income statement. When the investments are derecognized the cumulative gain or loss recognized in equity is removed from equity and recognized in the income statement. If the fair value of an unquoted equity security cannot be reliably measured the investment is measured at cost;
o Deposits for which substantially all initial investment is expected to be recovered, comprising principally funds held with landlords and other service providers, trade receivables, loans granted and funds held with banks are designated as loans and receivables and measured at amortized cost using the effective interest method. Impairment losses are recognized where there is objective evidence of impairment;
o Financial assets other than those designated as available for sale or loans and receivables are designated as financial assets at fair value through profit and loss;
o Loans and other financial liabilities are measured at amortized cost using the effective interest method. Liabilities that are hedged against changes in fair value, however, are recorded at fair value.
o Derivatives, comprising foreign exchange contracts, currency options, cross-currency and interest rate swaps and embedded derivatives are always recognized at fair value in the income statement unless they are designated and effective cash flow hedging instruments;
o Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss.

Financial assets are derecognized when the contractual rights to the cash flow have expired or been transferred together with substantially all risks and rewards. Financial liabilities are derecognized when they are extinguished.

Critical accounting policies involving key sources of estimation uncertainty
The following accounting policies involve key assumptions and /or estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment of long-lived assets and assets with indefinite lives
Long-lived assets
Intangible assets and plant, property and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination is performed at the cash generating unit (CGU) level. Factors that are considered important are:
o Underperformance relative to historical and forecasted operating results;
o Significant negative industry or economic trends;
o Significant changes relative to the asset including plans to discontinue or restructure the operation to which the asset belongs.
When there is an indication that the carrying value may not be recoverable based on the above indicators, the profitability of the product line to which the asset belongs is analyzed to further confirm the nature and extent of the indication. When an indication is confirmed an impairment loss is recognized to the extent that the carrying amount of the affected CGU exceeds its recoverable amount.

Assets with indefinite lives
Goodwill and other intangibles with indefinite lives are tested annually for impairment at the CGU level where an impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Calculating the impairment loss
The recoverable amount is the greater of the estimated net selling price and value in use. For those CGU's acquired during the year, the net selling price, being the purchase price, is used as recoverable amount. Such net selling price has been developed with reference to discounted cash flows and observable market prices and therefore, without evidence to the contrary, it is assumed to be the greater value. For other CGUs the recoverable amount has been determined on the basis of value in use.
In assessing value in use, a discounted future cash flow model (DCF) is used. The DCF model involves a number of significant assumptions and estimates in the forecasting of future operating cash flows, including terminal values, the number of years on which to base the cash flow projections, market growth rates, revenue volumes, production costs, and working capital requirements. Forecasts of future operating cash flows are based on the best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other available information. Terminal values are based on the Gordon Growth model, which includes a growth factor representing inflation expected in the country in which the assets operate.
Forecasts for operating cash flow are adjusted by an appropriate discount rate derived from our costs of capital plus reasonable risk premiums, including market risk and small company premium, at the date of evaluation. Management determines the discount rate to be used based on the risk inherent in the related activity's current business model and industry comparisons.
Predicting these key variables involves uncertainty about future events and market conditions, and therefore actual outcomes may be significantly different.

Provisions
In general, a provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. As the estimates involve uncertainty about future events outside the control of the Group, the actual outcomes may be significantly different.

Restructuring provisions including termination benefits
Restructuring provisions for programs that materially change the manner in which the SKF Group operates, are recognized when a detailed formal plan has been established and a public announcement of the plan has occurred creating a valid expectation that the plan will be carried out. Restructuring provisions often include termination benefits, which can be either voluntary or involuntary. Termination benefits are recognized in accordance with the above, except where there is a service requirement in connection with the benefits, in which case the cost is spread over the service period.
Restructuring provisions involve estimates about the timing and cost of the planned future activities. The most significant estimates involve the costs necessary to settle employee severance or other employee separation obligations, as well as the costs involved in contract cancellations and other exit costs. Such estimates are based upon historical experience and the expected future cash outflows, based on the current status of negotiations with the affected parties and/or their representatives.

Provisions for litigation
Provisions for litigations are estimates of the future cash flows necessary to settle the obligations. Such estimates are based upon the nature of the litigation, the legal processes and potential level of damages in the jurisdiction in which the litigation has been brought, the progress of the cases, the opinions and view of internal and external legal counsel and other advisors regarding the outcome of the case, and experience with similar cases.

Warranty provisions
Warranty provisions involve estimates about the outcome of warranty claims resulting from defective products, which include estimates for potential liability for damages caused by such defects to our customers or to the customers of our customers and potential liability for consequential damages. Assumptions are required for both determining the likelihood of favourable outcomes of warranty disputes and the cost incurred when replacing the defective products and compensating customers for damages caused by our products. Warranty provisions are estimated with consideration of historical claims statistics, expected costs to remedy and the average time lag between faults occurring and claims to the company.

Post-employment benefits
The post-employment provisions and assets arise from defined benefit obligations in plans which are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the all-purpose assets of the company sponsoring the plan. The related provisions carried in the balance sheet represent the present value of the defined benefit obligation less the fair value of plan asset and adjusted for unrecognized actuarial gains and losses and past service costs.
Under externally funded defined benefit plans, the assets of the plans are held separately from those of the Group, in independently administered funds. The related balance sheet provision or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation, taking into account any unrecognized actuarial gains or losses and past service cost. However, an asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group for example in the form of reductions in future contributions, or refunds from the plan. When such excess is not available it is not recognized, but is disclosed in the notes.
The projected credit method is used to determine the present value of all defined benefit obligations and the related current service cost and where applicable, past service cost. Valuations are carried out annually for the most significant plans and on a regular basis for other plans. External actuarial experts are used for these valuations.
Estimating the obligations and costs involves the use of assumptions. Such assumptions vary according to the economic conditions of the country in which the plan is located and are adjusted to reflect market conditions at every year-end. However, the actual costs and obligations that in fact arise under the plans may be materially different from the estimates based on the assumptions due to changing market and economic conditions. The most sensitive assumptions are related to the discount rate, expected return on assets, future compensation increases and health care cost rates. The selection of the discount rate is based on rates of return on high-quality, fixed-income investments (high quality corporate bonds, and in countries where there is no deep market for such bonds, government bonds) that, if invested at the valuation date, would provide the necessary future cash flows to pay the benefits when due. The expected return on assets is based on the market expectations (at the beginning of each period) for returns over the entire life of the related obligation. In developing the long term rate of return, management considers the historical returns and the future expected return based on current market developments for each asset class as well as the target allocations of the portfolio. The salary growth assumptions reflect the non-current actual experience, the near term outlook and assumed inflation. Health care cost trend rates are developed based on historical cost data, the near term outlook, and an assessment of likely non-current trends. Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, over the remaining service lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of the plan assets at the end of the previous year.
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
Interest cost and the expected return on assets to the extent that it covers that plan's interest cost, is classified as financial expense. Other expense items as well as any remaining expected return on assets and all defined contribution expenses are allocated to the operations based on the employee's function as manufacturing, selling, or administrative.
The defined benefit accounting described above is applied only in the consolidated accounts. Subsidiaries, including the Parent Company, continue to use the local statutory pension calculations to determine pension costs, provisions and assets in the stand-alone statutory reporting.

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

Change in accounting principles January 1, 2005
As from January 1, 2005 the Group implemented IFRS 5 "Assets held for sale and discontinued operations", and IFRS 4 "Insurance contracts". These had no effect upon the Groups financial statements. As from January 1, 2005 the Group implemented IAS 39 "Financial Instruments Measurement and recognition", and the amendment to IAS 39 "Transition and initial recognition of financial assets and financial liabilities". The effect of this change in accounting policy at January 1, 2005 was an increase to equity of 200, net of tax. The SKF Group has chosen not to restate comparable 2003 and 2004 financial information for the requirements of IAS 39, as allowed by these transition rules and therefore these years continue to reflect previous Swedish GAAP.

Hedging under previous Swedish GAAP for years 2003 and 2004
Under previous Swedish GAAP, changes in fair value of derivatives hedging anticipated transactions did not need to be recognized on the balance sheet until the hedged item was recognized. Received and paid premiums for options hedging currency flows were reported as financial income or expense during the contract period.
Financial assets and liabilities in foreign currency hedged by individual companies were, if applicable, valued at the spot rate of the underlying forward exchange contracts and discounts and premiums were reported as financial income or expense over the contract period. When the currency of investments and borrowings denominated in another currency than reporting currency was changed by currency swap contracts, these swap contracts were taken into account when translating the investments and borrowings to Swedish kronor. For interest rate swaps hedging loans accrued interest was reflected per closing date as financial income or financial expense. Interest rate swaps hedging financial assets classified as current financial assets were valued at market rate and resulting gains and/or losses were reflected as financial income or expense.

Financial instruments under previous Swedish GAAP for years 2003 and 2004
Under previous Swedish GAAP, debt securities classified as held to maturity were recorded at acquisition value. Debt securities which represented highly liquid assets and which were bought and held principally for selling them in the near term were classified as current financial assets and were recorded at fair value with gains and losses recorded as financial income or financial expense. Fair value was determined on basis of market prices at the balance sheet date.

Under previous Swedish GAAP, loans and other financial liabilities were measured at cost and related fees, transaction costs and premiums and discounts were amortized over the period until maturity on a straight-line basis.
Under previous Swedish GAAP, derivative instruments used for trading purposes were recognized at fair value in the income statement. Derivatives hedging forecasted transactions did not need to be recognized on the balance sheet until the hedged item was recognized. Embedded derivatives were neither required to be recognized nor separately accounted for.

IFRS issued but not effective
Numerous IFRS have been issued yet are not effective for the year ending December 31, 2005. IFRS effective January 1, 2006, having no material impact upon the Group are:
o Amendment IAS 19 (December 2004) "Actuarial gains and losses, group plans, and disclosures" and consequential amendment to IAS 1, allows an option to immediately recognize in equity actuarial gains and losses arising from post-employment defined benefit calculations. The Group has chosen not to apply this option and will continue to defer such actuarial gains and losses. Further, the amendment requires additional disclosures related to post-employment defined benefit plans for which the Group will comply with in the 2006 annual report;

o Amendment IFRS 1 and IFRS 6 (June 2005);
o IFRS 6 "Exploration for and evaluation of mineral resources";
o Amendment IAS 39 (June 2005) "The fair value option"
o Amendment IAS 39 (August 2005) "Financial guarantee contracts"
o IFRIC 5 "Rights to interests from decommissioning restoration and environmental rehabilitation funds"

IFRS where the impact upon the Group has not been determined:
Effective January 1, 2006:
o Amendment IAS 21 (December 2005) "Net investment in a foreign operation";
o IFRIC 4 "Determining whether an arrangement contains a lease"
o Amendment IAS 39 (April 2005) "Cash flow hedges of intra-group transactions"
Effective January 1, 2007:
o IFRS 7 "Financial Instruments: Disclosures"
o Amendment IAS 1 (August 2005) "Capital disclosures"
o IFRIC 6 "Liabilities arising from participating in a specific market - waste electrical and electronic equipment";
o IFRIC 7 "Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies"
o IFRIC 8 "Scope of IFRS 2"
.

2 Segment information

Customer segment
The SKF Group is divided into five divisions, each one focusing on specific customer groups worldwide. Previously published amounts have been reclassified to conform to the current Group structure in 2005.
The Industrial Division is responsible for sales to industrial OEM customers and for the product development and production of a wide range of bearings (including spherical and cylindrical roller bearings and angular contact ball bearings), lubrication systems, linear motion products and couplings. The division has four specialist business areas, Lubrication, Railways, Actuation & Motion Control and Couplings.
The Service Division is responsible for sales to the industrial aftermarket, mainly via a network of some
7 000 distributor locations. The division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The SKF Reliability Systems business area offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance based contracts. SKF Logistics Services deals with logistics and distribution for both the SKF Group and external customers. The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market and also for product development and the production of bearings, seals and related products and service solutions.

The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market
The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep-groove ball bearings and bearing seals. Of the division’s total sales, some 70% are made through other divisions.
The Aero and Steel Division is divided into SKF Aerospace and SKF Forgings and Rings. SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes and also for offering various services including the repair of bearings. SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings, primarily for the bearing industry.
The division results included results of the Ovako Steel operations through April 2005. Ovako Steel was responsible for product development and the production of special steels and steel components for the bearing industry and also for other industries with demanding applications. Starting from May 2005, the division results included the result from the jointly controlled entity Oy Ovako Ab. See Note 11 for a description of the Ovako exchange transaction.

	Net sales			Sales including intra-group Sales
	2005	2004	2003	2005	2004	2003
Industrial	12 773	10 785	9 665	19 183	16 640	15 139
Service	15 995	14 115	12 947	17 533	15 554	14 307
Automotive	15 146	14 054	13 344	17 021	15 679	14 804
Electrical	2 102	1 931	1 833	7 426	6 824	6 459
Aero and Steel	3 198	3 874	3 551	5 136	6 584	6 016
Other operations	71	67	37	282	68	40
Eliminations	-	-	-	-17 296	-16 523	-15 388
	49 285	44 826	41 377	49 285	44 826	41 377

	Operating profit			Depreciation, amortization and impairments
	2005	2004	2003	2005	2004	2003
Industrial	1 933	1 585	1 456	456	462	457
Service	2 078	1 688	1 414	115	95	117
Automotive	452	612	471	652	532	556
Electrical	357	297	172	360	387	399
Aero and Steel	463	206	-179	174	293	438
Other operations	14	1	-24	-	-	-
Eliminations and unallocated items	30	45	-3	-5	-36	-155
	5 327	4 434	3 307	1 752	1 733	1 812

Of the Group’s total income from jointly controlled and associated companies, 188 (0 and 0) was included in the Aero and Steel Division, -5 (-4 and -7) in the Automotive Division, 1 (1 and 1) in the Service Division and the remainder was included as unallocated.

	Assets			Liabilities
	2005	2004	2003	2005	2004	2003
Industrial	10 289	8 831	7 662	2 419	2 120	1 946
Service	4 831	4 325	3 883	1 570	1 309	1 196
Automotive	9 000	8 117	7 951	2 373	2 291	2 039
Electrical	4 010	3 699	3 774	1 454	1 375	1 282
Aero and Steel	3 533	3 970	3 958	732	1 226	1 108
Other operations	60	45	45	110	47	8
Eliminations and unallocated items	8 626	6 027	9 279	13 458	9 401	13 121
	40 349	35 014	36 552	22 116	17 769	20 700

Unallocated assets and liabilities include all tax items and items of a financial interest bearing nature, including post-employment benefit assets and provisions. For further information see Note 1, Segment information.

	Additions plant, property, equipment and intangible assets
	2005	2004	2003
Industrial	670	521	432
Service	81	107	86
Automotive	506	477	479
Electrical	373	285	215
Aero & Steel	148	144	238
Eliminations and unallocated items	16	-22	42
	1 794	1 512	1 492

Geographical segments
The SKF Group has more than 100 factories in approximate 20 countries. Roller bearings, bearing units and seals for the automotive- and industrial OEM producers and for the aftermarket are produced in Europe, North America and Asia. Ball bearings are also produced in South Africa. Linear motion products and machine tools are made in Europe and Asia.

SKF has some two million customers worldwide. Products for the industrial and vehicle service market are sold through a network of distributors and dealers in some 15 000 locations in some 140 countries. Mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts comprise a relatively small but growing business with customers worldwide.

	Net sales by customer location
	2005	2004	2003
North America	9 930	9 152	9 244
Europe	27 671	25 717	23 401
Asia / Pacific	8 381	6 659	5 912
Other	3 303	3 298	2 820
	49 285	44 826	41 377

	Assets
	2005	2004	2003
North America	6 255	5 179	5 631
Europe	27 743	25 014	26 759
Asia / Pacific	5 606	4 396	3 871
Other	2 254	1 643	1 455
Eliminations	-1 509	-1 218	-1 164
	40 349	35 014	36 552

	Additions to plant, property, equipment and intangible assets
	2005	2004	2003
North America	173	106	184
Europe	1 222	1 298	1 154
Asia/Pacific	345	99	111
Other	113	57	50
Eliminations	-59	-48	-7
	1 794	1 512	1 492

3 Acquisitions
	2005	2004	2003
Fair value of net assets acquired
Intangible assets	36	163	32
Property, plant and equipment	52	337	5
Financial assets	4	2	-
Purchase of remaining minority holdings	40	5	-
Financial liabilities	-17	-112	-2
Deferred taxes and provisions	-27	-186	-18
Net working capital and current taxes	50	286	7
Cash and cash equivalents	27	63	-
	165	558	24
Goodwill	301	149	65
Total consideration	466	707	89

Less:
Cash and cash equivalents acquired	-27	-63	-
Consideration payable	-20	-	-
Cash outflow on acquisitions	419	644	89

In 2005, the Group acquired businesses amounting to 466, primarily:
•  Jaeger Industrial Ltd., Taiwan, a leading manufacturer of electromechanical actuators, electronic control units and complete actuation systems;
•  Sommers Industriteknik AB, a distributor of Vogel lubrication systems located in Linköping, Sweden;
•  The remaining 25% minority of Aeroengine Bearings UK, Ltd. The company designs, manufactures and sells bearings for main shafts and gearboxes for jet engines. 75% of the company was acquired in 2002;
•  The remaining 30% minority of the Dutch service company Machine Support BV. Machine Support specializes in precision geometric alignment and rotating machine alignment. 70% of the company was acquired in 2000.
In connection with business acquisitions in 2005, the Group acquired 36 of intangible assets other than goodwill. The most significant of those newly acquired intangible assets was 26, assigned to customer relationships which is being amortized over an estimated useful life of 8-15 years.

The most significant acquisition 2005 occurred in the Industrial Division, when SKF acquired 100% of the issued share capital in the Taiwanese company Jaeger Industrial Ltd. The company is headquartered in Taipei, Taiwan and has manufacturing facilities in Taiwan and in China.
The acquisition was completed June 1, 2005, for a total consideration of 379. Goodwill consists of assembled work force, market shares and synergies. With the addition of the Jaeger Group’s product range, SKF was reinforcing its position in the fast growing market for electromechanical actuators, linear drives and actuation systems. The acquisition was in line with the SKF Group’s strategy to grow in the area of mechatronics and to develop products and processes with higher added value to improve customers’ competitiveness.
Jaeger Group contributed 147 of net sales and 1 of net loss for the period between the date of acquisition and December 31.

If the acquisition had been completed on January 1, 2005, total Group net sales for the year would have been 49 399, and net profit for the year would have been 3 610. (Unaudited)

	Book	Fair value	Fair
Jaeger Group	value	adjustments	value
Net assets acquired
Intangible assets	4	28	32
Property, plant and equipment	34	15	49
Financial assets	6	-1	5
Financial liabilities	-17	-	-17
Deferred taxes and provisions	-2	-23	-25
Net working capital and current taxes	59	-1	58
Cash and cash equivalents	23	-	23
	107	18	125
Goodwill			254
Total consideration			379
Less:
Cash and cash equivalents acquired			-23
Consideration payable			-20
Cash outflow on acquisition			336

Total consideration satisfied by:
Cash			376
Directly attributable costs			3
Total consideration			379

In 2004, the Group acquired businesses amounting to 707, primarily:
•  Willy Vogel AG, a German-based group in the field of lubrication systems;
•  Vibration Engineers and Consultants Pvt. Ltd., an India-based condition-monitoring service  provider;
•  The remaining 40% of Anhui Cr Seals Co. Ltd, China, a producer of seals. 60% of the  company was acquired in 1997.
In connection with business acquisitions in 2004, the Group acquired 163 of intangible assets other than goodwill. The most significant of those newly acquired intangible assets included 77, assigned to customer relationships and amortized over an estimated useful life of 15 years and 40, assigned to acquired capitalized software and amortized over an estimated useful life of 3-10 years. Additional 37 of acquired intangible assets have been assigned to trade name and are not subject to amortization.

The most significant acquisition in 2004 occurred in the Industrial Division, when SKF acquired 100% of the issued share capital in the German based company Willy Vogel AG, one of the world leaders in the field of lubrication systems. The Vogel Group has two manufacturing units in Germany, one in France, one in the USA and one in Japan. Vogel has also sales operations in these countries as well as in Belgium, Hungary, Italy, the Netherlands and Spain.
The acquisition was completed on July 8, 2004, for a total consideration of 678 paid in cash, whereof acquisition related expenses amounted to 11. Cash acquired was 63, giving a net cash outflow arising on acquisition of 615.

Consideration price for the equity
Less:	678
Book value of net assets	325
Fair value adjustments of net assets	324
Deferred taxes from valuation	-116
Fair value of net assets acquired	533
Goodwill	145

Fair value of net assets consists primarily of trade name, software, customer relationships and property, plant and equipment. Goodwill consist of assembled work force and synergies, since the acquisition has a very strong fit with SKFs products, customers and technologies and will enable SKF to develop and deliver more advanced solutions and increase offered customer values. Vogel Group contributed 427 of net sales and 16 of operating profit for the period between the date of acquisition and December 31.

In 2003, the Group acquired several minor businesses totalling 89, primarily:
•   BFW Coupling Services Ltd., Canada, a world leading company in lineboring;
•  Scandrive Control AB, a leading Swedish manufacturer of integrated servo-gears for the printing industry. Scandrive manufactures compact integrated actuation units incorporating a servo-gear technology;
•  Rolling Stock Supply & Service Pty Ltd., one of the leading railway bearing service companies in Australia. The company is a major supplier of new and reconditioned wheel set bearings and axleboxes for railway rolling stock on the Australian, New Zealand and Asian markets.

In connection with business acquisitions in 2003, the Group acquired 32 of intangible assets other than goodwill. The most significant of those newly acquired intangible assets 11, assigned to customer relationships and amortized over an estimated useful life of 5 years and 12, assigned to acquired patents and amortized over an estimated useful life of 11 years.

4 Divestments
	2005	2004	2003
Net assets disposed of
Property, plant and equipment	56	-	120
Financial assets	3	72	98
Deferred taxes and provisions	-18	-	-
Net working capital and current taxes	6	-	50
	47	72	268
Profit	10	21	63
Total consideration and cash inflow	57	93	331

Divestments in 2005
January 1, 2005, SKF sold Ovako La Foulerie S.A, its factory for hot rolled rings in Carignan, France, to the Italian steel company Fomas S.p.A.

Divestments in 2004
Sale of businesses related mainly to the divestment of SKF’s shares in the associated company Momentum Industrial Maintenance Supply AB.

Divestments in 2003
Sale of businesses related to the Group’s component manufacturing operations in Veenendaal, The Netherlands, as well as holdings in NN Euroball Aps.
NN Euroball Aps was a venture created by the SKF Group, NN Inc. and FAG in 2000 for the production of steel balls in Europe.

5 Research and development

Research and development expenditures totalled 837 (784 and 750). Additionally, the Group entered into external research contracts where the Group produces prototypes of various products on behalf of a third party. Expenses under such contracts were 8 (10 and 11).

6 Depreciation, amortization and impairments

Depreciation, amortization and impairments were accounted for as	2005	Depreciation	Amortization	Impairments	2004	2003
Cost of goods sold	1 556	1 367	39	150	1 571	1 647
Selling expenses	182	109	32	41	149	154
Administrative expenses	14	9	5	-	13	11
	1 752	1 485	76	191	1 733	1 812

7 Financial income and financial expense
	2005	2004	2003
Financial income
Dividends	8	7	7
Capital gain	63	-	-
Share swaps	150	-	-
Interest income and similar items	215	198	194
Financial exchange gains and losses	265	-63	-253
	701	142	-52
Financial expense
Interest on post-retirement benefits	-235	-290	-427
Interest expense and similar items	-244	-242	-277
Financial exchange gains and losses	-296	43	250
	-775	-489	-454

8 Taxes
Taxes on profit before taxes	2005	2004	2003
Current taxes	-1 609	-1 034	-1 006
Deferred tax	-5	-49	298
Other taxes	-32	-28	5
	-1 646	-1 111	-703

Deferred taxes for 2005 included a tax benefit of 72 (148 and 141) related to the net change in previous unrecognized deferred tax assets. Of this income, 94 (83 and -1) represented an adjustment of the opening balance of the unrecognized deferred tax assets. The adjustment related to a change in circumstances where profitability improved, which affected the judgment on the realizability of the related deferred tax asset in future years. Changes in tax rates used to calculate deferred tax had an impact of -10 (6 and 9). In 2005, 4 of current taxes were related to items charged directly to equity.

Net deferred taxes per type	2005	Translation difference	Acquisitions and divestments	Other changes*	Charged in income statement	Charged to equity	Effect of adopting IFRS	2004	2003
Provisions for post-employment benefits	-964	-132	3	10	103	-	-	-948	-1 019
Tax loss carry-forwards	-80	-25	-	-	25	-	-	-80	-98
Inventories	216	57	-	-6	37	-	-	128	103
Property, plant and equipment	1 406	103	1	-108	-69	-	-	1 479	1 517
Other	-358	-56	2	8	-106	-	-	-206	-319

Fair value of investments in equity securities and
derivative hedging instruments	10	-	-	-	15	-43	38	-	-
	230	-53	6	-96	5	-43	38	373	184

Shown on the balance sheet as
Liabilities	1 092	38	6	-121	83	-44	39	1 091	1 124
Assets	-862	-91	-	25	-78	1	-1	-718	-940
	230	-53	6	-96	5	-43	38	373	184
* The Ovako Steel exchange transaction is reflected in the category “Other changes”, for further details, see Note 11.

Unrecognized deferred tax assets
At the balance sheet date, the Group had deferred total tax assets of 314 (342 and 379) related to tax loss carry-forwards, whereof 234 (262 and 281) were not recognized due to the uncertainty of future profit streams. Similarly, no deferred tax assets were recognized for certain deductible temporary differences amounting to 111 (155 and 272). Of these unrecognized deferred tax assets 64 were related to tax losses which will expire during the period 2006 to 2010. The remaining unrecognized assets will expire after 2011 and/or may be carried forward indefinitely.

Corporate income tax
The corporate statutory income tax rate in Sweden was 28% in 2005, 2004 and 2003. The actual tax rate on profit before taxes was 31% (27 and 25).
Reconciliation of the statutory tax in Sweden to the actual tax	2005	2004	2003
Tax calculated on statutory tax rate in Sweden	-1 471	-1 144	-784
Difference between statutory tax rate in Sweden and’
foreign subsidiaries weighted statutory tax rate	-251	-105	-40
Other taxes	-32	-28	5
Permanent differences	89	-62	-12
Tax loss carry-forwards, net of changes in unrecognized deferred tax assets	28	1	43
Current tax referring to previous years	-52	100	-86
Other	43	127	171
Actual tax	-1 646	-1 111	-703

Gross value of tax loss carry-forwards
At December 31 2005, certain subsidiaries, had tax loss carry-forwards amounting to 1 146 (1 135 and 1 157), which are available for offset against future profits. Such tax loss carry-forwards expire as follows:
2006	44
2007	33
2008	94
2009	114
2010	172
2011 and thereafter	689

9 Intangible assets

	2005	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2004
Acquisition cost
Goodwill	1 195	-	301	-	-	6	98	790
Patents, trademarks and similar rights	121	1	8	-	-	0	7	105
Capitalized software	694	118	-	-14	-	3	10	577
Capitalized customer relationships	142	-	26	-	-	-	10	106
Leaseholds	34	2	-	-	-	-1	4	29
Capitalized development	46	12	2	-	-	-	4	28
Other intangible assets	70	38	-	-	-	-1	2	31

	2 302	171	337	-14	-	7	135	1 666

	2005	Amortization	Businesses acquired	Disposals	Impairments	Other	Translation effects	2004
Accumulated amortization and impairments
Goodwill	138	-	-	-	24	3	4	107
Patents, trademarks and similar rights	35	9	-	-	7	-2	2	19
Capitalized software	446	39	-	-14	11	3	2	405
Capitalized customer relationships	38	8	-	-	-	-	5	25
Leaseholds	13	2	-	-	-	-	1	10
Capitalized development	23	9	-	-	2	-	2	10
Other intangible assets	26	9	-	-	4	-1	3	11

	719	76	-	-14	48	3	19	587
Net book value	1 583	95	337	-	-48	4	116	1 079

	2004	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003
Acquisition cost
Goodwill	790	-	149	-	-	-5	-57	703
Patents, trademarks and similar rights	105	26	42	-	-	-3	-2	42
Capitalized software	577	71	40	-	-	-15	-4	485
Capitalized customer relationships	106	-	77	-	-	-	-2	31
Leaseholds	29	-	-	-1	-	-	-1	31
Capitalized development	28	12	3	-	-	15	-2	0
Other intangible assets	31	2	1	-	-	-1	-3	32
	1 666	111	312	-1	-	-9	-71	1 324

	2004	Amortization	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003
Accumulated amortization and impairments
Goodwill	107	-	-	-	21	-	-19	105
Patents, trademarks and similar rights	19	3	-	-	-	-3	-	19
Capitalized software	405	73	-	-	49	-4	-1	288
Capitalized customer relationships	25	5	-	-	-	-	-2	22
Leaseholds	10	1	-	-	-	-	-	9
Capitalized development	10	6	-	-	1	4	-1	0
Other intangible assets	11	5	-	-	-	-	-1	7
	587	93	-	-	71	-3	-24	450

Net book value	1 079	18	312	-1	-71	-6	-47	874

	2003	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003 Opening balance
Acquisition cost
Goodwill	703	-	65	-	-	-	-96	734
Patents, trademarks and similar rights	42	2	12	-	-	-14	-3	45
Capitalized software	485	111	-	-	-	-11	-8	393
Capitalized customer relationships	31	-	11	-	-	-	-5	25
Leaseholds	31	-	-	-1	-	7	-4	29
Capitalized development	0	-	-	-	-	-	-	0
Other intangible assets	32	-	9	-	-	-	-1	24
	1 324	113	97	-1	-	-18	-117	1 250

	2003	Amortization	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003 Opening balance
Accumulated amortization and impairments

Goodwill	105	-	-	-	18		-5	92
Patents, trademarks and similar rights	19	3	-	-	4	-3	-1	16
Capitalized software	288	87	-	-	-	-2	-1	204
Capitalized customer relationships	22	2	-	-	18	-	-	2
Leaseholds	9	2	-	-	-	2	-	5
Capitalized development	0		-	-	-		-	0
Other intangible assets	7	4	-	-	-	2	1	0
	450	98	0	0	40	-1	-6	319

Net book value	874	15	97	-1	-40	-17	-111	931

Impairment losses for 2005, 2004 and 2003 results from weakening market conditions in some minor businesses in Europe and North America.

Cash generating units (CGUs) containing significant intangible assets with indefinite useful lives

	Carrying amount of intangible assets with indefinite lives		Basis for recoverable amount	Discount rate
CGU 2005	Goodwill	Tradename

Jaeger Group (acquired 2005)	261	-	Net selling price	-
Vogel Group (acquired 2004)	155	39	Value in use	18
Sealing Solutions North America 1 (acquired 1990)	294	-	Value in use	19

CGU 2004

Vogel Group AG (acquired 2004)	145	37	Net selling price	-
Sealing Solutions North America 1 (acquired 1990)	245	-	Value in use	19

CGU 2003

Sealing Solutions North America 1 (acquired 1990)	236	-	Value in use	15
1 Sealing Solutions North America previously named Chicago Rawhide.

The tradename Vogel is considered to have an indefinite life due to the fact that it is a well established name in the field of lubrication systems. The goodwill included in the above CGUs are individual intangible assets that are material to the Group.

10 Property, plant and equipment
	2005	Additions	Businesses acquired	Disposals	Impairments	Other[1]	Translation effects	2004
Acquisition cost
Buildings	5 080	185	3	-171	-	-373	388	5 048
Land and land improvements	773	67	14	-11	-	-39	47	695
Machinery and supply systems	21 313	842	12	-661	-	-1 989	1 772	21 337
Machine toolings, factory fittings, etc	2 812	189	13	-215	-	-362	246	2 941
Construction in process including advances	922	340	10	-10	-	-348	57	873
	30 900	1 623	52	-1 068	-	-3 111	2 510	30 894

	2005	Depreciation	Businesses acquired	Disposals	Impairments	Other	Translation effects	2004
Accumulated depreciation and impairments
Buildings	2 808	207	-	-137	81	-330	188	2 799
Land and land improvements	192	5	-	-5	8	-28	9	203
Machinery and supply systems	14 494	1 069	-	-644	50	-1 728	1 249	14 498
Machine toolings, factory fittings, etc	2 287	204	-	-218	4	-284	199	2 382
	19 781	1 485	-	-1 004	143	-2 370	1 645	19 882

Net book value	11 119	138	52	-64	-143	-741	865	11 012

1 The Ovako Steel exchange transaction is reflected under "Other", see Note 11.

	2004	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003
Acquisition cost
Buildings	5 048	143	109	-45	-	214	-114	4 741
Land and land improvements	695	4	67	-11	-	-22	-11	668
Machinery and supply systems	21 337	867	134	-604	-	-109	-581	21 630
Machine toolings, factory fittings, etc	2 941	203	24	-110	-	-19	-75	2 918
Construction in process including advances	873	184	3	-2	-	-142	-13	843
	30 894	1 401	337	-772	-	-78	-794	30 800

	2004	Depreciation	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003
Accumulated depreciation and impairments
Buildings	2 799	145	-	-35	7	19	-58	2 721
Land and land improvements	203	8	-	-5	-	4	-2	198
Machinery and supply systems	14 498	1 171	-	-579	5	-80	-421	14 402
Machine toolings, factory fittings, etc	2 382	227	-	-111	6	-22	-59	2 341
	19 882	1 551	-	-730	18	-79	-540	19 662

Net book value	11 012	-150	337	-42	-18	1	-254	11 138

F-25	2003	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003 Opening balance
Acquisition cost
Buildings	4 741	96	-	-246	-	40	-258	5 109
Land and land improvements	668	7	-	-45	-	9	-24	721
Machinery and supply systems	21 630	924	-	-1 035	-	306	-1 271	22 706
Machine toolings, factory fittings, etc	2 918	177	5	-89	-	-177	-191	3 193
Construction in process including advances	843	175	-	-	-	-148	-43	859
	30 800	1 379	5	-1 415	-	30	-1 787	32 588

	2003	Depreciation	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003 Opening balance
Accumulated depreciation and impairments
Buildings	2 721	129	-	-130	14	-2	-104	2 814
Land and land improvements	198	5	-	-6	1	2	-2	198
Machinery and supply systems	14 402	1 163	-	-902	154	166	-829	14 650
Machine toolings, factory fittings, etc	2 341	208	-	-87	0	-138	-150	2 508
	19 662	1 505	-	-1 125	169	28	-1 085	20 170

Net book value	11 138	-126	5	-290	-169	2	-702	12 418

Impairment losses in 2005 for property, plant and equipment amounted to 143 and are mainly related to the closure of two factories in the USA, the bearing factory in Aiken, South Carolina, and the seals factory in Springfield, South Dakota. These factories were mainly manufacturing products for the automotive industry. The recoverable amount of the relevant assets has been determined on the basis of the fair value less costs to sell, where the basis to determine fair value has been the market price for similar assets on the active market. The impairment losses include a reversal of impairment amounting to 17. The reversal of impairment refers to an impairment a minor operation which did not materialize.
Impairment losses 2004 result from the Group's initiatives to optimize manufacturing performance on a regional and global basis.

The majority of impairment losses during 2003 are related to the restructuring of the Ovako Steel business in Sweden. No individual impairments during 2004 and 2003 are deemed significant.

Finance leases included in property, plant and equipment consisted of the following	2005	2004	2003
Acquisition value
Buildings	27	40	40
Machinery and supply systems	2	2	8
Machine toolings, factory fittings, etc	1	57	54
	30	99	102
Accumulated depreciation
Buildings	26	35	37
Machinery and supply systems	2	1	3
Machine toolings, factory fittings, etc	1	44	31
	29	80	71
Net Book Value	1	19	31
Tax value of Swedish real estate
Land	102	137	132
Buildings	297	529	536
	399	666	668

11 Jointly controlled and associated companies

Investments in jointly controlled and associated companies	2005	2004	2003
Investments in jointly controlled companies	964	17	13
Investments in associated companies	10	9	85
Subordinated debt to Ovako Ab	200	-	-
	1 174	26	98

AB SKF, Rautaruukki Corporation and Wärtsilä Corporation merged their long steel businesses into a newly created jointly controlled entity Oy Ovako Ab. SKF received a 26.5% ownership in Oy Ovako Ab in exchange for their contribution of Ovako Steel business. In connection with the exchange transaction all joint owners issued subordinated debt to the new company according to their ownership percentages. SKF’s subordinated debt amounted to 200.

Net assets contributed in exchange for 26.5% of Oy Ovako Ab	2005
Non-current assets	712
Current assets	1 488
Total assets	2 200
Non-current liabilities	792
Current liabilities	644
Total liabilities	1 436
Net Assets	764

Specification of investments in jointly controlled and associated companies	Hol-ding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value in the parent company 2005	Book value in the consolidated accounts 2005	Book value in the parent company 2004	Book value in the consoli-dated accounts 2004	Book value in the parent company 2003	Book value in the consolidated accounts 2003
Held by parent company
Jointly controlled companies
Oy Ovako Ab, Finland	26.5	2 650	EUR	3	39	931	-	-	-	-
Associated companies
Endorsia.com International AB, Göteborg, Sweden	20	34 000	SEK	3	5	6	4	4	9	5
AEC Japan Co. Ltd., Japan	50	400	JPY	20	1	1	1	1	-	-
Momentum Industrial Maintenance Supply AB, Göteborg, Sweden*	-	-	-	-	-	-	-	-	55	71
					45	938	5	5	64	76

* The investment in Momentum Industrial Maintenance Supply AB, Göteborg, Sweden was disposed of in 2004.

Specification of investments in jointly controlled and associated companies	Holding in percent	Number of shares	Currency	Book value in the consolidated accounts 2005	Book value in the consolidated accounts 2004	Book value in the consolidated accounts 2003
Held by subsidiaries
Jointly controlled companies
International Component Supply, Ltda, Brazil	50	18 667	BRL	33	17	13

Associated companies
CoLinx LLC, USA	25	1	USD	3	3	6
Willy Vogel Hungaria Kft, Hungaria	50.83	1	HUF	0	0	-

Gemeinnützige
Wohnungsbaugesellschaft,
Schweinfurt GmbH, Germany [1]				-	1	-
Other				0	0	3
Total investments in jointly controlled and associated companies				974	26	98

1 The investment in Gemeinnützige Wohnungsbaugesellschaft, Schweinfurt GmbH, Germany was disposed of in 2005.

Income from jointly controlled and associated companies (before taxes)	2005	2004	2003
Jointly controlled companies	170	-4	-7
Associated companies	2	1	26
	172	-3	19

Aggregated financial statements of jointly controlled and associated companies	2005	2004	2003
Non-current assets	2 773	408	517
Current assets	5 363	126	360
Total Assets	8 136	534	877

Equity	3 680	287	417
Non-current liabilities	2 442	54	152
Current liabilities	2 014	193	308
Total equity and liabilities	8 136	534	877

Net sales	8 808	486	977
Profit before taxes	498	11	32

12 Investments in equity securities

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Held by Parent Company
S2M, France	11.9	153 093	EUR	0	11
Wafangdian Bearing Company Limited, China	19.7	65 000 000	CNY	65	162
NN, Inc., USA	4.5	700 000	USD	7	59
Other shares and securities					10
					242
Held by subsidiaries
GKS Gemeinschaftskraftwerk
Schweinfurt GmbH, Germany	10.3	1	EUR	2	24
Other					4
					28
Total					270

On January 1, 2005, when the SKF Group adopted IAS 39, an amount of 34 representing the difference in fair value and book value of equity securities classified as available for sale was recorded in equity in accordance with the allowed transitional provisions. The fair value change recognized for the allowed quoted equity instruments, Wafangdian Bearing Company Limited and NN, Inc., was 10. For other equity instruments valuation techniques based on observable market prices for comparable equity instruments was used in order to arrive at a realistic estimate of the fair value recognized, 24. In 2005, a cumulative gain of 11 was removed from equity and recognized in the income statement when available-for-sale equity instruments were sold. As of December 31, 2005, a cumulative gain of 14 was reported in equity. The cumulative gain for the quoted equity instruments, Wafangdian Bearing Company Limited and NN, Inc., was 1 and 13 for equity instruments for which valuation technique was used as described. The fair value of quoted shares was determined as the last price paid for the share.

13 Non-current financial and other assets

Non-current financial assets	2005	2004	2003
Non-current financial receivables	130	134	134
Debt securities	20	19	23
Derivatives	191	-	-
	341	153	157
Other non-current assets
Defined benefit assets	138	48	24
Other non-current receivables	340	295	291
	478	343	315
Total	819	496	472
Non-current financial assets per currency	2005	2004	2003
USD	28	23	25
SEK	206	20	19
EUR	59	70	69
INR	16	13	17
Other currencies	32	27	27
	341	153	157

	2005			2004		2003
Non-current financial assets	Book value	Fair value	Interest rate	Book value	Fair value	Book value	Fair value
Non-current financial receivables	130	126	0.0- 7.0	134	124	134	144
Debt securities	20	20	5.0	19	19	23	23
Derivatives	191	191	-	-	-	-	-
	341	337		153	143	157	167
Non-current financial receivables have fixed interest rates until maturity with the exception of interest-free deposits mainly for rent. Debt securities amounting to 20 have no fixed interest rate and are replaced by new ones as soon as they mature. Non-current financial assets are measured at fair value with the exception of non-current financial receivables which are measured at amortized cost. The fair value of derivatives is based on quoted market price. For non-current financial receivables valuation techniques based mainly on discounted cash flow analyses was used.

14 Inventories

	2005	2004	2003
Raw materials and supplies	2 144	2 145	1 761
Work in process	1 582	1 528	1 516
Finished goods	6 205	5 312	5 152
9 931		8 985	8 429

Inventory values are stated net of a provision for net realizable value of 681 (671 and 603). The amount charged to expense for net realizable provisions during the year was 78 (78 and 21). Reversals of net realizable provisions during the year were 52 (25 and 21).

15 Trade receivables

	2005	2004	2003
Trade receivables	7 481	6 987	6 277
Trade notes receivable	679	614	437
Allowance for doubtful accounts	-212	-195	-198
	7 948	7 406	6 516
The change in allowance for doubtful accounts charged against profit amounted to 33 (23 and 28).

16 Other receivables

	2005	2004	2003
Other current receivables	791	827	851
Jointly controlled and associated companies	194	13	-
Prepaid expenses	277	205	328
Accrued income	160	241	68
Advances to suppliers	78	41	104
	1 500	1 327	1 351

17 Current financial assets

	2005	2004	2003
Current investments with maturity > 3 months
Debt securities	2 354	190	2 885
Derivatives	186	-	-
Deposits	153	299	481
	2 693	489	3 366
Cash and cash equivalents
Debt securities	611	1 496	1 751
Deposits	707	686	259
Cash and bank accounts	1 061	894	966
	2 379	3 076	2 976

18 Share capital and earnings per share

The share capital at December 31, 2005,
Consisted of the following shares (quota value SEK 2.50 per share)
	Number of shares authorized and outstanding	Aggregate quota value
A shares	84 789 305*	212
B shares	484 399 530*	1 211
Opening balance 2005-01-01	569 188 835	1 423

Share redemption A shares	-19 345 413	-49
Share redemption B shares	-94 492 354	-236

Converted A shares	-14 708 034	-37
Converted B shares	14 708 034	37
A shares	50 735 858	126
B shares	404 615 210	1 012
Closing balance 2005-12-31	455 351 068	1 138

The 2005 Annual General Meeting's resolution on a share split 5:1 and a subsequent redemption of 113 837 767 shares was implemented during the year. As a result of the procedure, the share capital of the Parent Company was reduced by 285. An A share has one vote and a B share has one-tenth of one vote. At the Annual General Meeting on April 18, 2002, it was decided to insert a share conversion clause in the Articles of Association which allows owners of A shares to convert those to B shares. Since the decision was taken 176 200 389 A shares have been converted to B shares. The number of shares have been recalculated to reflect the share split in 2005.

1 The opening balance has been recalculated to reflect the share split in 2005.

Earnings per share	2005
Net profit attributable to shareholders	3 521
Weighted number of ordinary shares in issue	455 351 068
Basic earnings per share	7.73
Adjustment for dilutive potential ordinary share	1 795 941
Weighted average diluted number of shares	457 147 009
Diluted earnings per share	7.70

Stock options allocated in 2001, 2002 and 2003 are as from 2005 accounted for as equity instruments and no liability is recorded for the difference in market price of the SKF B share and the exercise price of outstanding options. A diluted EPS is calculated considering the effects of dilutive potential ordinary shares, i.e. options that may entitle its holder to ordinary shares. Prior years have not been fully restated as allowed under the transitional provisions of IFRS 1, see Note 1. Under Swedish GAAP applied in 2004 and 2003 for financial instruments, unrealized gains in derivatives offsetting the unrealized cost for options not yet exercised were kept off-balance. For that reason no dilutive effect has been calculated for these years.
Basic earnings per share is calculated by dividing the earnings attributable to holders of ordinary equity of the Parent Company by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding in 2005, 2004 and 2003 was 455 351 068. The number has been recalculated to reflect the split and redemption in 2005.
Diluted earnings per share is calculated using the weighted average number of shares outstanding during the period adjusted for all dilutive potential ordinary shares. The average market price of the SKF B share for the reporting period is used.

19 Provisions for post-employment benefits

	2005				2004				2003
Reconciliation	Funded pension and other	Unfunded Pension	Other	Total	Funded pension and other	Unfunded Pension	Other	Total	Funded pension and other	Unfunded Pension	Other	Total
Defined benefit obligation	12 685	979	2 255	15 919	10 418	1 071	2 032	13 521	5 981	5 276	2 041	13 298
Fair value of plan assets	-10 797	-	-	-10 797	-8 782	-	-	-8 782	-5 636	-	-	-5 636
Unrecognized past service costs	13	-3	25	35	22	1	26	49	17	15	27	59
Unrecognized actuarial gains/losses(-)	-284	-95	1	-378	-108	-61	-12	-181	213	-166	90	137
Asset limitation	-	-	-	-	-	-	-	-	3	-	-	3
Net post-employment benefit liabilities	1 617	881	2 281	4 779	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861

Reflected as
Assets	-137	-	-	-137	-48	-	-	-48	-24	-	-	-24
Provisions	1 754	881	2 281	4 916	1 598	1 011	2 046	4 655	602	5 125	2 158	7 885
Net post-employment benefit liabilities	1 617	881	2 281	4 779	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861

Post-employment pension benefits
The Group sponsors defined benefit pension plans in a number of companies, where the employees are eligible for retirement benefits based on pensionable remuneration and length of service. The most significant plans are in the USA, Germany, the U.K. and Sweden. The Swedish plan supplements a statutory pension where benefits are established by national organizations. Plans in Germany, the U.K. and the USA are designed to supplement these countries' social security pensions.
Other post-employment benefits
The majority of other post-employment benefits relate to post-retirement health care plans and retirement and termination indemnities.
The post-retirement health care plans cover most salaried and hourly employees in the USA. These plans provide certain health care and life insurance benefits for eligible retired employees. The subsidiaries in Italy sponsor termination indemnities, TFR, in accordance with Italian law, which are paid out as a lump sum amount to all employees immediately upon termination, for any reason. The subsidiaries in France sponsor a retirement indemnity plan in accordance with French National Employer/Employee agreements where a lump sum is paid to employees upon retirement.

Geographical distribution of total defined benefit obligations	2005	2004	2003
Europe	9 333	8 236	7 816
Americas	6 399	5 134	5 358
Rest of the world	187	151	124
	15 919	13 521	13 298
Geographical distribution of total plan assets
Europe	5 447	4 540	1 382
Americas	5 247	4 151	4 167
Rest of the world	103	91	87
	10 797	8 782	5 636
Specification of total plan assets
Government bonds	2 464	2 003	867
Corporate bonds	919	765	422
Equity instruments	5 872	4 522	3 859
Real estate	957	428	312
Other, primarily cash and other financial receivables	585	1 064	176
	10 797	8 782	5 636

	2005				2004				2003
Reconciliation of post-employment benefit amounts in the balance sheet	Funded pension and other	Un- funded Pension	Un- funded Other	Total	Funded pension and other	Un- funded Pension	Un- funded Other	Total	Funded pension and other	Un- funded Pension	Un- funded Other	Total
Net post-employment benefit liabilities at January 1	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861	589	5 209	2 398	8 196
Expense	151	89	165	405	237	98	184	519	101	353	166	620
Payments	-118	-53	-193	-364	-292	-52	-181	-525	-25	-289	-194	-508
Contributions	-53	-	-	-53	-3 111	-	-	-3 111	-36	-	-	-36
Acquisitions/ Divestments	13	1	-12	2	17	16	6	39	-	-	-	-
Transfers between funded and unfunded plans	-	-	-	-	4 113	-4 113	-	-	-	-	-	-
Other[1]	-3	-243	-7	-253	20	-2	-23	-5	-10	5	3	-2
Translation difference	77	76	282	435	-12	-61	-98	-171	-41	-153	-215	-409
Net post-employment benefit liabilities at December 31	1 617	881	2 281	4 779	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861
1 The effects of Ovako Steel exchange transaction is reflected under "Other", see Note 11.

Components of total post-employment benefit expense	2005	2004	2003
Defined benefit expense
Current service cost	336	306	274
Interest cost	722	666	769
Expected return on assets	-645	-492	-418
Curtailments	-	26	-
Past service cost	7	-3	-6
Other	-15	16	1
Post-employment defined benefit expense	405	519	620
Post-employment defined contribution expense	206	287	251
Total post-employment benefit expense	611	806	871

Whereof
Amounts charged to operating income	376	516	444
Amounts charges to financial expense	235	290	427
Total post-employment benefit expense	611	806	871

Actual return on plan assets	-1 185	-699	-1 029

SKF has commitments for retirement pensions and family pensions for office personnel in Sweden which are secured through an insurance policy with Alecta. This is a defined benefit plan covering several employers, a so-called multi-employer plan. Alecta is currently unable to provide defined benefit accounting for such participants, and therefore premiums paid to Alecta are accounted for as defined contribution expense. Fees for the year paid covering such arrangements amounted to 18 (22 and 16). Alecta´s profit in the form of the so-called collective consolidation level amounted to 129 (128 and 120). The collective consolidation level comprises the fair value of Alecta´s assets as a percentage of the insurance commitments calculated in accordance with Alecta´s insurance calculation principles and assumptions which are not in conformity with IAS 19.

Principal weighted-average assumptions	2005	2004	2003
Discount rate
Europe	4.4	4.9	5.0
Americas	5.7	6.0	6.2
Rest of the world	4.8	4.8	5.3

Expected return on plan assets
Europe	4.8	5.3	6.4
Americas	8.9	8.9	8.9
Rest of the world	5.2	5.6	5.5

Rate of salary increase
Europe	2.9	3.0	2.7
Americas	5.0	4.9	4.9
Rest of the world	4.3	4.2	4.2

Medical cost trend rate
USA	9.0	10.0	11.5
The assumed medical care cost trend rate at year end 2005 was 9% and is projected to decline by from 1.0% to 4.0% per year to an ultimate rate of 5.0% beginning 2013.

20 Other provisions

	2005	Provisions for the year	Utilized amounts	Reversal unutilized amounts	Other	Translation effect	2004	2003
Restructuring provisions	403	270	-183	-70	6	21	359	761
Environmental provisions	196	65	-19	-17	-41	15	193	220
Warranty provisions	351	152	-54	-129	-1	25	358	426
Long-term employee benefits	548	212	-109	-3	-1	34	415	357
Other	712	285	-150	-48	-25	48	602	607
	2 210	984	-515	-267	-62	143	1 927	2 371

Restructuring activities include, among other things, plant closures and relocations as well as significant changes in organizational structure. Restructuring provisions for 2005 include termination benefits and other exit costs related to the decision to close the Aiken and Springfield factories in the USA, as well as termination benefits resulting from rationalization measures in Fontenay, France. Restructuring provisions for 2004 relate to a number of minor personnel reduction programs. Restructuring programs for 2003 include termination benefits, and other exit costs involved in the closure of five factories as well as other personnel reduction programs.
Environmental and warranty provisions cover obligations not settled at year-end. Long-term employee benefits include primarily jubilee bonuses and part-time retirement programmes which are provided to employees in certain countries, and are expected to be settled before employment ends. Other provisions include primarily litigation, insurance and anti-dumping duties.

21 Non-current loans

	2005		2004		2003
Non-current loans at the end of the year	Book value	Fair value	Book value	Fair value	Book value	Fair value
Bonds and debentures (maturing 2007-2010)	4 003	4 056	786	886	1 167	1 347
Bank loans (maturing 2014)	2	2	2	2	4	4
Other loans (maturing from 2010 to 2013)	140	145	116	111	75	71
	4 145	4 203	904	999	1 246	1 422

The current portion of non-current loans is included in current loans, see Note 23. For all loans, fair values have been assessed by discounting future cash flows at market interest rate for each maturity. The terms of certain loan agreements in the subsidiaries contain various restrictions, relating principally to the further pledging of assets.

Of the non-current loans, 23 (24 and 31) were secured at December 31. At December 31, 2005, the Group had unutilized non-current lines of credit of 3 990 expiring in 2012. Commitment fees of 0.04% are required on these lines of credit

Maturities of non-current loans outstanding at December 31	2005
2007	792
2008	962
2009	23
2010	2 316
2011	20
2012 and thereafter	32
4 145

Non-current loans outstanding at December 31 per currency	2005	Interest rate % 2005	2004	2003
USD	785	7.1-7.6	803	1 189
SEK	31	0.5-2.0	32	35
EUR	3 322	0.0-8.5[1]	63	13
Other currencies	7	4.3-6.0	6	9
	4 145		904	1 246

1 In 2005 the SKF Group issued a 100 million EUR three-year floating rate note and a 250 million EUR five-year bond. The fixed and floating EUR interest rate have been swapped into floating SEK interest rates. As of December 31, 2005, the floating 3 month´s STIBOR rate was 1.965%.

22 Leases

Future minimum lease payments at December 31, 2005	Operating leases
2006	275
2007	236
2008	186
2009	147
2010	103
2011 and thereafter	411
Total	1 358
Net rental expense related to operating leases was 244 (216 and 187). Contingent rentals, sub-lease revenues and future minimum lease payments for finance leases were not significant in any of the years presented.

23 Current financial liabilities

Current financial liabilities with maturity > 3 months	2005	2004	2003
Bank loans	25	96	15
Other current loans	3	3	2
Current portion of non-current loans	8	28	237
Derivatives	97	-	-
	133	127	254
Current loans with maturity =< 3 months
Bank loans	72	43	70
Other current loans	44	42	48
	116	85	118
Total	249	212	372

The maximum of the monthly current loans outstanding, excluding the short-term portion of long-term loans, was 429 (184 and 314). The average of monthly current loans outstanding during the year was 143 (140 and 177). The weighted average interest rate was 2.9% (3.2% and 3.4%). Average amounts outstanding and weighted average interest rates have been computed based on the amounts outstanding at the end of each month. The interest rate at December 31 was 3.5% (3.0% and 5.1%).The book value of current financial liabilities has been assumed to approximate fair value.

134

24 Other liabilities
	2005	2004	2003
Accrued salaries	743	731	605
Vacation pay	619	641	595
Social charges	552	489	459
Jointly controlled and associated companies	297	-	-
Other current liabilities	1 099	1 075	935
Accrued expenses and deferred income	1 814	1 603	1 528
	5 124	4 539	4 122

25 Assets pledged and contingent liabilities

Assets that have been pledged to secure loans and other obligations	2005	2004	2003
Mortgages on real estate	46	40	88
Chattel mortgages	69	78	90
	115	118	178

Mortgages are stated at the nominal value of the mortgage deeds. The pledged assets secured loans and other obligations of 33 (39 and 76) at December 31.

Contingent liabilities	2005	2004	2003
Guarantees	166	140	88
Other contingent liabilities	32	50	50
	198	190	138
Guarantees were made in respect of leases and loans, minor disposed operations and suppliers.

26 Related parties

	2005		2004		2003
The SKF Group´s transactions with related parties	Associated companies	Jointly controlled entities	Associated companies	Jointly controlled entities	Associated companies	Jointly controlled entities
Sales of goods and services	2	24	2	10	-	9
Purchases of goods and services	12	1 459	11	57	11	48
Interest income	-	5	-	-	-	-
Interest expense	-	14	-	-	-	-

Receivables as 31 of December	0	394	13	0	-	0
Liabilities as 31 of December	0	297	0	0	0	0

Oy Ovako Ab became a related party to the SKF Group when the company began its operations in May 2005. Oy Ovako Ab transactions constituted 40% and 97% of the total sales and purchases, respectively of related party transactions in 2005. The Oy Ovako Ab related balances constitute 100% and 99% of liabilities and assets, respectively as of 31 December, 2005.
Knut och Alice Wallenbergs Stiftelse is the major shareholder of the Parent Company and had 28.6% (28.7 and 28.0) and 9.8% (9.8 and 10.1) of the voting rights and share capital. SKF has had no indication that Knut och Alice Wallenbergs Stiftelse has obtained its ownership interest in SKF for other than investment purposes. According to its statues, Knut och Alice Wallenbergs Stiftelse shall promote scientific research and educational activities, which benefit Sweden. The foundation is not involved in the development or manufacture of bearings. Knut och Alice Wallenbergs Stiftelse is known to have substantial investments in a number of diverse Swedish companies without seeking to exercise day-to-day control over each particular company. No significant transactions have been identified between the parties with the exception of dividend paid during the year.
For related party transactions involving key management, see Note 30.

27 Employee benefits and fees to the auditors

Employee benefits	2005	2004	2003
Salaries, wages and other remuneration	11 301	10 928	10 922
Equity compensation plan	47	23	24
Total post-employment benefits expense	611	806	871
Termination and other employee separation benefits	210	44	366
Other long-term employment benefits	209	127	139
Social charges	3 189	2 952	3 093
	15 567	14 880	15 415

Board directors and Presidents within the Group	2005	2004	2003
Salaries, wages and other remuneration	169	130	138
whereof variable salary	33	13	16

Salaries and other Remunerations for SKF Board of Directors, Chief Executive Officer and Group Management

Board of Directors
The Chairman of the Board and the Board members are remunerated in accordance with the decision taken at the Annual General Meeting. At the Annual General Meeting held in 2005 it was decided that the Board be entitled to a fixed allotment of SEK 2 350 000, SEK 700 000 to be distributed to the Chairman of the Board and SEK 275 000 to each of the other Board members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment corresponding to the value of 800 SKF B shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company (the references to 800 and 300 SKF B shares are before the share split decided by the Annual General Meeting 2005). When deciding upon the amount of the allotment, the value of an SKF B share shall be determined at the average latest payment rate according to the quotations on the OMX Stockholm Stock Exchange during the five trading days after publication of the company's press release for the financial year 2005. Finally it was decided that an allotment of SEK 300 000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

Chief Executive Officer
Tom Johnstone, Chief Executive Officer and President of AB SKF received from the company in year 2005 as salary and other remunerations a total of SEK 9 092 640, of which SEK
3 000 000 was variable salary for 2004 performance. Tom Johnstone's fixed annual salary 2006 will amount to SEK
6 000 000. The variable salary paid out in 2005 could amount to a maximum of 60% of the fixed annual salary for year 2004 and was based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA. The variable salary for year 2005 will be determined based on both the short and long term financial performance of the SKF Group. Tom Johnstone's retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 3 001 356 corresponding to SEK
1 110 502 per year. The amount SEK 3 001 356 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto AB SKF shall pay a yearly premium corresponding to 30% of the difference between Tom Johnstone's fixed annual salary and the amount on which Tom Johnstone's benefit-based pension is calculated as described above. This part of Tom Johnstone's pension benefit is fee based and vested. The cost for Tom Johnstone's pension benefits was recorded in the amount of SEK 1 908 919. The remuneration to the Chief Executive Officer did not include any stock option entitlements. Tom Johnstone holds from earlier allocations according to the AB SKF Stock Option Programme described below stock options allowing him to acquire 110 969 existing SKF B shares (the increase of the number of shares Tom Johnstone may acquire compared to the number specified in the Annual Report 2004 is a result of the share split decided by the Annual General Meeting 2005). In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two years' salary.

Group Management
SKF's Group Management (exclusive of the Chief Executive Officer), at the end of the year 12 people, received in 2005 salary and other remunerations amounting to a total of SEK
56 500 897, of which SEK 36 555 425 was fixed annual salary and SEK 14 824 743 was variable salary for 2004 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model TVA. The variable salary for year 2005 will be determined based on both the short and long term financial performance of the SKF Group. The remuneration to Group Management did not include any stock option entitlements. Group Management holds from earlier allocations according to the AB SKF Stock Option Programme stock options allowing them to acquire 349 875 existing SKF B shares (the increase of the number of shares Group Management may acquire compared to the number specified in the Annual Report 2004 is a result of the share split decided by the Annual General Meeting 2005). In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary. The SKF Group's Swedish defined-benefit pension plan for senior managers has a normal retirement age of 62 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation from the retirement age of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment. During 2003 the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The normal retirement age is 62 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2005, five senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The company pays for the senior managers covered by the premium based plan contributions based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base amounts. This pension is fee-based and vested. For additional pension benefits to SKF's Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member's not resident in Sweden, a provision was recorded in the amount of 54 as at December 31, 2005. The cost for these additional pension benefits in year 2005 amounted to 17.

Salaries and other remunerations received 2005
All amounts in SEK	Fixed salary/ fixed Board remuneration	Variable salary	Board remuneration based on value of SKF B share [1]	Remuneration for committee work	Other benefits	Pension benefits cost
Chairman of the Board	700 000		254 960	75 000
CEO/President
Tom Johnstone	5 750 000	3 000 000			342 640	1 908 919
Group Management	36 555 425[2]	14 824 743			5 120 729	16 821 606
Total	43 005 425	17 824 743	254 960	75 000	5 463 369	18 730 525

1 The remuneration was decided in year 2004, but paid in year 2005. The value of the SKF B share has been determined to SEK 318:70 based on the average latest payment rate according to the quotations on the Stockholm Stock Exchanges during the five trading days after publication of the company's press release for the financial year 2004.
2 For managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management.

AB SKF's Stock Option Programme
The Stock Option Programme started in year 2000 and grants were made from 2001 until 2003. Since 2004 the remuneration to the SKF Group managers does not include any allocations of stock options. Accordingly there was no possibility for SKF Group managers to receive stock options in relation to year 2005 performance.

The allocation of options under the Stock Option Programme was based on financial performance defined as the Group's management model and varied from year to year depending on if the financial targets were totally or partly reached. The options under the Stock Option Programme, which were granted free of charge, are not assignable or transferable and are linked to employment with the SKF Group. The options are exercisable during a period of six years starting two years from the date of grant provided the option holder is still employed with the SKF Group.

Costs and exercise of the Stock Option Programme
The costs for the options allocated in year 2001 and 2002 under the Stock Option Programme, i.e. the difference in exercise price and share price at exercise date, are recognized in the income statement of the Group when the stock options are exercised. The stock option programme 2003, which vested in February 2005, was recognized as an increase in equity and expensed during the vesting period. The fair value at grant date was SEK 9.25 for each underlying share determined by Black & Scholes valuation model. A cost of 1 (14 and 13) representing the total initial fair value at grant date of 28 for option programme 2003 was recognized in 2005, 2004 and 2003, respectively. At exercise date, the difference in exercise price and share price of the options allocated under option programme 2003 is recorded directly in equity.
The service contract with the financial institution handling the exercise of the Group's stock option programme is considered an executory contract for which no provision is recorded since both parties will perform to an equal extent under the contract.

A provision amounting to 29 (14 and 12) has been recorded for social charges payable by the employer when stock options are exercised and the expense recognized in 2005 amounted to 24
(3 and 9). The social charges have been calculated for all outstanding options at December 31, 2005, based on the difference between exercise price and the price of the SKF B share, SEK 111.50, at December 31, 2005. The costs recognized for administration and consultancy fees were 1 (3 and 4) in 2005.
In February 2003, the stock options granted in year 2001 became exercisable. In year 2005, stock options representing 373 090 (331 493 and 535 242) existing SKF B shares attributable to that grant were exercised. In 2005, the exercise cost for the Group, excluding social charges, amounted to
18 (8 and 11) of which 4 related to key management.
In February 2004, the stock options granted in year 2002 became exercisable. In year 2005, stock options representing
1 049 436 (146 829) existing SKF B shares attributable to that grant were exercised. In 2005, the exercise cost for the Group, excluding social charges, amounted to 28 (1) of which 6 related to key management.
A positive effect of 24 (10 and 11) from termination of share swap agreements hedging the Stock Option Programme reduced this cost, see Note 29.
At the end of 2005, exercisable stock options granted in year 2001 and 2002 entitling the holders to acquire 1 624 547 existing SKF B shares had not yet been utilized. Based on the share price for the SKF B share at December 31, 2005, SEK 111.50, and the exercise price for the underlying shares, SEK 39.96 and SEK 56.49 respectively, the unrealized cost for the SKF Group, excluding social charges could be estimated to 96 (48 and 46). The cost was not recognized in the income statement of the Group. The future actual cost for the Group for stock options granted in year 2001 and 2002 will, however, be determined by the price of the SKF B share at exercise date.

In February 2005, the stock options granted in year 2003 became exercisable. In year 2005, stock options representing
1 503 057 existing SKF B shares attributable to that grant date were exercised. The difference in exercise price and share price amounted to 43 of which 5 related to key management in 2005 and was recorded directly against equity.

At the end of 2005, exercisable stock options granted in year 2003 entitling the holders to acquire 1 836 920 existing SKF B shares had not yet been utilized. Based on the share price for the SKF B share at December 31, 2005, SEK 111.50, and the exercise price for the underlying shares, SEK 53.51, the unrealized fair value was estimated to 107, excluding social charges. The amount was not recognized as a decrease of equity in 2005. The future actual fair value will be determined by the price of the SKF B share at exercise date.

Specification of the AB SKF’s Stock Option Programme[1]
	No. of options2) allocated	No. of people	Exercise price SEK	Theoretical value at allocation SEK	Exercise period	Outstanding options2) January 1	Forfeited Total (of which during the year)	Exercised during the year	Average price SEK 3)	Outstanding options2) Dec. 31	SKF B share Closing price Dec. 31
Grant 2001[4]
2005	1 750 549	183	39.96	10.50	2003-07	788 013	97 801 (2 000)	373 090	82.80	412 923	111.50
2004	1 750 549	183	39.96	10.50	2003-07	1 154 343	95 801 (34 837)	331 493	70.50	788 013	74.00
2003	1 750 549	183	39.96	10.50	2003-07	1 689 585	60 964 (0)	535 242	65.25	1 154 343	69.50

Grant 2002[4]
2005	2 568 996	271	56.49	11.50	2004-08	2 269 321	160 672 (8 261)	1 049 436	82.70	1 211 624	111.50
2004	2 568 996	271	56.49	11.50	2004-08	2 465 714	152 411 (49 564)	146 829	70.50	2 269 321	74.00
2003	2 568 996	271	56.49	11.50	2004-08	2 523 539	103 282 (57 825)	-	-	2 465 714	69.50

Grant 2003[4]
2005	3 531 581	330	53.51	9.25	2005-09	3 357 397	191 604 (17 420)	1 503 057	82.80	1 836 920	111.50
2004	3 531 581	330	53.51	9.25	2005-09	3 461 907	174 184 (104 510)	-	-	3 357 397	74.00
2003	3 531 581	330	53.51	9.25	2005-09	3 531 581	69 674 (69 674)	-	-	3 461 907	69.50

1 The number of shares, exercise prices, and theoretical values at allocation have been restated for the share split in 2005.
2 Options mean the number of existing SKF B shares that the stock options entitle the holders to acquire.
3 The price of the SKF B share ranged between SEK 75.00 and 110.75 at exercise dates.
4 The options were allocated in 2001, 2002 and 2003.

Fees to the auditors

Fees to Group statutory auditors were split as follows	2005	2004	2003
Audit fees	25	24	24
Audit related fees	2	5	5
Tax fees	1	2	3
Other fees to auditors	0	8	6
	28	39	38
The Parent Company’s share
Audit fees	1	1	1
Audit related fees	2	3	4
Tax fees	0	1	1
Other fees to auditors	0	0	0
	3	5	6

At the Annual General Meeting of Shareholders in 2005 KPMG Bohlins AB was elected auditor for AB SKF until the Annual General Meeting of Shareholders in 2009. The fees for 2005 refer to KPMG Bohlins AB, whereas the fees for 2004 and 2003 refer to Arthur Andersen AB. As of June 1, 2002 Arthur Andersen AB and Arthur Andersen KB completed an asset purchase transaction with Deloitte & Touche ATR AB, whereby certain partners and employees joined the letter firm. As a consequence of this, Deloitte & Touche undertook to perform the audit on behalf of Arthur Andersen AB according to a special arrangement.

28 Average number of employees
	2005		2004		2003
	Number of employees	Whereof men	Number of employees	Whereof men	Number of employees	Whereof men
Parent Company in Sweden	150	59%	136	60%	134	58%
Subsidiaries in Sweden	2 782	84%	4 550	82%	4 539	82%
Subsidiaries abroad	34 522	80%	33 816	79%	32 959	80%
	37 454	80%	38 502	79%	37 632	80%

29 Risk management and hedging activities

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

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Programme (see Note 27) has been partially hedged by share swap arrangements.
During 2005, forward exchange contracts, cross-currency swaps and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure. Cross-currency and interest rate swaps were used to manage the interest rate exposure on foreign currency borrowing by swapping fixed and floating interest rates in EUR to floating interest rates in SEK and on investments by swapping fixed interest rates to floating interest rates. Share swaps were used to reduce the costs related to the Stock Option Programme of the SKF Group.

On January 1, 2005, when the SKF Group changed its accounting policy, an amount of 203 representing the gross fair value of derivatives not previously recognized was recorded in equity in accordance with the transitional provisions allowed under IFRS 1 for financial instruments recognized and measured under IAS 39. Of this amount 119 qualified for cash flow hedge accounting as defined by IAS 39 and was separately recognized in a hedging reserve in equity. As of December 31, the Group had outstanding cash flow hedging contracts as defined by IAS 39 of 2 815 maturing in 2006 and a cumulative change in fair value of -5 recognized in the hedging reserve in equity. In this amount a cumulative fair value of 22 related to cash flow hedging contracts of Oy Ovako Ab was included. In 2005, an exchange loss of 107 related to cash flow hedges was reclassified into the operating result.
In 2005, the change in fair value of all derivatives, except for those qualifying for cash flow hedge accounting as defined by IAS 39, was recognized in the balance sheets as assets or liabilities and in the income statement as financial income or expense. On December 31, the unrealized gain of all derivatives amounted to 315 net. In the balance sheet 412 were included in assets and 97 in liabilities. Market quotes were obtained for all financial derivative instruments.
Forward exchange contracts and currency swaps are valued at the forward rate. For currency options the Black & Scholes option pricing model is used. The future cash flows of interest rate swaps are discounted to present value using market interest rates for the relevant interest period.
All forward exchange contracts and currency options will mature in 2006. For interest rate swaps the maturity dates vary from 2006 to 2011. Cross-currency interest rate swaps will mature in 2008 and 2010. The share swaps used to partially hedge the SKF Stock Option Programme will expire in 2007, 2008 and 2009.

The table below summarizes the gross contractual amounts of the Group’s derivative financial instruments as of December 31:
Type of instruments	2005	2004	2003
Forward exchange contracts	13 304	18 866	14 154
Currency options	22 619	2 468	2 304
Cross-currency and interest rate swaps	12 222	918	3 097
Share swaps	309	337	362
	48 454	22 589	19 917

The table below summarizes the gross contractual amounts of the Group’s derivative financial instruments by purpose:
Purpose	2005	2004	2003
Hedging of
- firm commitments	3 109	4 108	3 674
- anticipated transactions	4 407	2 871	4 733
- other internal bank activities	16 644	9 563	10 721
Share swaps	309	337	362
Trading	23 985	5 710	427
	48 454	22 589	19 917

The table below summarizes the change in fair value of the Group’s financial derivative instruments and the amount recognized as of December 31:

	2005	2004		2003
Type of instruments	Book and fair value	Book value	Fair value	Book value	Fair value
Forward exchange contracts	11	-5	57	118	139
Currency options	44	1	32	2	2
Cross-currency and interest rate swaps	69	0	0	-54	-53
Share swaps	191	-	87	-	81
	315	-4	176	66	169

Certain business contracts may include embedded derivatives, which should be separately accounted for. As from 2005, such embedded derivatives are valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group's financial position. At December 31, the fair value of such embedded derivatives amounted to 1 (23 and 20). The table below summarizes the notional amounts of the Group's outstanding contracts with embedded derivatives:

Type of contracts	2005	2004	2003
Exchange risk insurance
contracts	-	92	163
Sales/purchases in
third-party-currency	280	282	3
	280	374	166

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
A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD has an effect from net currency flows on profit before taxes of approximately 450, excluding any effects from hedging transactions. The Group's exposure is primarily to the USD.

Transaction exposure
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
The currency flows between SKF companies managed by SKF Treasury Centre in 2005 were through netting reduced from 44 000 to 5 400. This amount represented the Group's main transaction exposure in 2005

Net currency flows in 2005
Currency	Flows, MSEK	Average rate
USD	3 800	7.21
CAD	380	5.83
EUR	230	9.11
Other [1]	990
SEK	-5 400
[1] Other is a sum comprising some 10 different currencies.

The Group's policy has been to hedge the currency flows for three to twelve months on an average. Cash flow hedge accounting of forecasted transactions as defined by IAS 39 has been limited to USD and CAD. These two currencies represent the main transaction exposure of the Group. Hedges of forecasted transactions complying with the Group's risk management policy but not qualifying for hedge accounting have been classified as economic hedges and accounted for as trading instruments, see Note 1. As from January 1, 2006, when the Amendment of IAS 39, "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" is implemented, hedge accounting as defined by the amended IAS 39 will be limited to USD only. Forecasted currency flows from three months to one year will be hedged.
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

Forward Exchange Contracts	Nominal value Contract amount Gross	Net exposure long/short(-) currency position	Average price	Fair value 1 long/short(-)
Hedging of firm commitments
EUR	1 596	481	9.42	477
USD	628	-898	7.95	-919
BRL	121	-121	3.42	-120
PLN	113	-79	2.47	-78
Other	651	-166	-	-171
	3 109	-783		-811

Hedging of internal bank activities [2]
EUR	3 014	1 447	9.40	1 442
USD	1 808	330	7.95	329
GBP	778	771	13.80	759
CAD	118	-118	6.85	-118
Other	472	-12	-	-6
	6 190	2 418		2 406

Hedging of anticipated transactions
USD	2 815	-2 815	8.04	-2 766
	2815	-2 815		-2 766

Trading
EUR	731	66	9.40	66
NOK	150	150	1.17	150
Other	309	99		101
1 190		315		317
Total MSEK	13 304	-865		-854

[1]	Fair value in this tabular presentation represents settlement value at December 31, 2005.
Fair value of currency forward contracts is specified per currency and therefore gain in one currency may be offset by loss in another currency.
[2]	Internal bank activities include transactions related to currency management for funding of operations within the Group.

Some hedges, while complying with the Group's financial risk management policies for managing volatility risks in the financial market, do not qualify for hedge accounting treatment and are therefore classified as economic hedges and accounted for as trading instruments. The accounting policies for financial derivative instruments are described in Note 1.

Currency Options			Contract currency	Contract amount	Strike price	Fair value gain/loss (-)
Hedging of anticipated transactions
	Written options	Call USD/Put SEK	USD	398	8.1000
			SEK	398
				796		-3

	Purchased options	Put USD/Call SEK	USD	398	7.9000
			SEK	398
				796		6
Trading
	Written options	Call EUR/Put USD	EUR	426	1.1890
			USD	426
				852		-1

		Call CHF/Put SEK	CHF	848	6.0840
		Call EUR/Put SEK	EUR	2 779	9.1950
		Call JPY/Put SEK	JPY	228	0.0660
		Call NOK/Put SEK	NOK	1 587	1.1713
			SEK	5 442
				10 884		-39

	Purchased options	Put EUR/Call USD	EUR	335	1.1890
			USD	335
				670		3

		Put CHF/Call SEK	CHF	606	5.8800
		Put EUR/Call SEK	EUR	1 235	9.3740
		Put JPY/Call SEK	JPY	1 153	0.0680
		Put NOK/Call SEK	NOK	1 305	1.1978
			SEK	4 298
				8 597		78

		Put/Call		12
		Various currencies		12
				24		0
Total MSEK				22 619		44

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
The exposure to currency and interest rate risk in foreign borrowing has been managed by cross-currency interest rate swaps.

EUR loans with fixed and floating interest rates have been swapped into SEK loans with floating 3 months' interest rates. As of December 31, the hedged loans amounted to MEUR 350. The floating 3 months' STIBOR rate was 1.965%.
The SKF Group policy states that the average interest period for investments must not exceed 12 months. As of December 31, 2005, the average interest period of the Group's investments was 2 months and for loans 6 months, taking into account cross-currency and interest rate swaps. Interest rate swaps were also used for trading purposes in 2005.
As of December 31, the Group had net current financial assets (current financial assets less total loans) of 678 (2 449 and
4 724).

A change of one percentage point in interest rates influences profit before taxes by approximately 11.

The tables below summarize as of December 31, 2005, the cross-currency and interest rate swaps of the Group. These derivatives were used to manage currency and interest rate exposure as well as for trading purposes. Notional amounts, weighted interest rates by contractual maturity dates and future cash flows are presented.

Cross-currency and interest rate swaps used to manage currency and interest exposure	Contract amount	Average fixed interest rate	Average floating interest rate	Maturity
Hedging of loans
MEUR 350	3 267	3.00	2.25	2008-2010

Hedging of assets
MSEK	1 960	2.93	1.87	2006-2011

Interest rate swaps for trading	Contract amount	Average fixed interest rate	Average floating interest rate	Maturity
Trading

MSEK	500	2.92	-	2007-2008

MEUR 40.7	384	2.98	-	2007-2008

Cash flow of cross- currency and interest rate swaps - interest received/paid (-)		Contract amount gross	2006	2007	2008	2009	2010	2011	Total
Hedging of loans
	Total at fixed rates	3 267	71	71	71	71	71	-	355
	Total at floating rates	3 267	-45	-45	-48	-51	-25	-	-214
Hedging of assets
	Total at fixed rates	1 960	-24	-21	-19	-12	-2	-6	-84
	Total at floating rates	1 960	18	16	15	10	5	5	69
Trading
	Total at fixed rates	884	-	-	-2	-	-	-	-2
	Total at floating rates	884	-	-	-	-	-	-	-
Total		12 222	20	21	17	18	49	-1	124

Risk management - Stock Option Programme
In 2000, a Stock Option Programme on SKF B shares already issued was introduced.
The purpose of the SKF Stock Option Programme and the allocation model on which the grant of options is based are described in detail in Note 27.
To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when stock options allocated under the Stock Option Programme become exercisable, share swap arrangements were made with financial institutions.
In 2005, the share swaps were valued at fair value with changes in fair value recognized on the balance sheet and in the income statement. The impact of the share swap agreements on the financial result in 2005 was 150 including changes in fair value, realized gains of terminated share swap agreements as well as dividend and redemption received and interest paid under the share swap agreements.

As at December 31, 2005, the number of SKF B shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was
3 102 000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.
The floating STIBOR rate at December 31 was 1.965%. The Board of AB SKF has proposed to the Annual General Meeting that a dividend of SEK 4 per share be paid to the shareholders. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance.

In the table below the amounts to be received/paid by expected (contractual) maturity days are presented. The cash flow calculation is based on unchanged notional amount to maturity, 3 102 000, unchanged floating STIBOR rate, 1.965% and a dividend of SEK 4.

Share swaps	Nominal value Contract amount gross	2006	2007	2008	Total
Total, amount to receive	154.5	12	9	6	27
Total, amount to pay	154.5	-4	-3	-2	-9
Total MSEK	309	8	6	4	18

Liquidity risk management
Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.
Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MEUR 300. In addition to own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 10 banks at December 31, 2005. These facilities, which are unutilized, will expire in 2012. Available liquidity as per December 31 amounted to 4 886 (3 565 and 6 342).
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
For financial derivative instruments and investments, the Group's credit risk exposure related to the two counterparties with the largest concentration of risks was 852 and 632, respectively, at December 31, 2005.
The Group's concentration of credit risk related to trade receivables is limited primarily because of its many geographically and industrially diverse customers.
Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

30 Men and women in Management and Board

	2005		2004		2003
	Number of persons	Whereof men	Number of persons	Whereof men	Number of persons	Whereof men
Board of Directors of the Parent Company	10	80%	10	80%	10	90%
Group Management	14	86%	16	88%	15	93%
Other Management	286	94%	204	93%	205	93%
	310	93%	230	92%	230	93%

31 Events after the balance sheet date

The significant events that have occurred after December 31, 2005, until the date of the signing of this annual report on January 26, 2006, refer to
•
The decision to rationalize the divisional structure and reduce the number of divisions within the Group, from five to three. As from January 1, 2006 the Aero and Steel Division as well as the Electrical Division will be integrated into the Automotive, Industrial and Service Divisions.

•	The Board of Directors' proposal to the Annual General Meeting of the Parent Company to authorize the Board to decide upon the repurchase of the company's own shares.
•	The Group's income- and balance sheets, as well as the Parent Company's income- and balance sheets, are subject to adoption on the Annual General Meeting in 2006.

32 SKF’s transition to International Financial Reporting Standards (IFRS)

Beginning 2005, the accounting policies of the SKF Group are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission (EC). The date for SKF's transition to IFRS is January 1, 2003.
SKF has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years had been adapted to IAS/IFRS to a high degree. This, together with certain exceptions allowed by the IFRS transition rules which are described below, have limited the impact of the transition to IFRS. SKF's transition to IFRS at January 1 2003 is accounted for in accordance with IFRS 1, "First time adoption of International Financial Reporting Standards". IFRS 1 generally requires a company to determine its accounting policies and retrospectively apply these to determine its opening balance sheet under IFRS. However, the following allowed exceptions to this retrospective treatment have been chosen:
•  SKF has elected to apply IFRS 3, "Business combinations", prospectively from date of transition January 1, 2003;
•  SKF has chosen to set translation differences arising from the translation of foreign subsidiaries into Swedish kronor (SEK) according to IAS 21, "Effects of changes in foreign exchange rates", to zero at the transition date. Translation differences that arose before the date of transition to IFRS are not included as a separate component of equity but rather remain included within the other components of equity;
•  SKF has elected to use revaluations to property, plant and equipment made under Swedish GAAP as deemed cost at the IFRS transition date, as allowed by IFRS 1;

•  SKF has chosen not to restate comparable 2003 and 2004 financial information for the requirements of IAS 39, "Financial Instruments, Recognition and Measurement" as adopted by the EC;
•  The transitional provisions under IFRS 1, allow that only options granted after November 7, 2002 that have not vested by January 1, 2005, are required to be valued and recorded. SKF has opted not to value and record their other two option programmes, options granted February 2001 with vesting February 2003, and options granted 2002 with vesting 2004.
The useful lives and component split of all SKF's property plant and equipment were reviewed as required by IAS 16, "Plant and Property", in conjunction with the transition to IFRS. As a result the useful lives on certain machinery were increased from 14 or 17 years to 20 years, and were decreased on other machinery from 14 or 17 years to 10 years. Additionally, the control system within machinery was now identified as a significant item requiring separate depreciation in line with the component approach to depreciation. The above changes in accounting estimates did not have any impact upon the restated IFRS financial statements presented below, and does not result in a significant change to the annual depreciation charge.
Previously published consolidated financial information prepared under Swedish GAAP for 2003 and 2004 has been restated to be in accordance with IFRS. The tables and explanatory notes below describe the differences in accounting policies between IFRS and Swedish GAAP which have had an impact on the balance sheet, income statement and statement of cash flow when transitioning to IFRS.

Reconciliation of equity	note	Jan. 1 2003	YTD 2003	YTD 2004
Equity under Swedish GAAP		14 918	15 164	16 581
IFRS adjustments:
Capitalized software	a	148	163	47
Minority interest	b	570	499	504
Negative goodwill	c	66	10	8
Amortization of indefinite lived intangibles	d	-	68	128
Consequential impairments	f	-	-5	-8
Deferred taxes	g	-42	-47	-15
Total adjustments to IFRS		742	688	664
Total equity under IFRS		15 660	15 852	17 245

Specification of total adjustments to IFRS affecting total assets	note	Jan. 1 2003	YTD 2003	YTD 2004
Total assets under Swedish GAAP		37 796	36 326	34 847
IFRS adjustments:
Increase to intangible assets	a,d,f	148	226	167
Total adjustments to IFRS		148	226	167
Total assets under IFRS		37 944	36 552	35 014

Specification of total adjustments to IFRS affecting total liabilities including minority interest under Swedish GAAP	note	Jan 1 2003	YTD 2003	YTD 2004
Total liabilities including minority interest under Swedish GAAP		22 878	21 162	18 266
IFRS adjustments:
Reclass of minority interest	b	-570	-499	-504
Decrease to provisions	c	-66	-10	-8
Decrease to provisions for deferred tax	g	42	47	15
Total adjustments to IFRS		-594	-462	-497
Total liabilities under IFRS		22 284	20 700	17 769

Reconciliation of net profit	note		YTD 2003	YTD 2004
Net profit under Swedish GAAP			2 039	2 959
IFRS adjustments:
Capitalized software	a		15	-117
Minority interest	b		56	50
Negative goodwill	c		-53	-1
Amortization on indefinite lived intangibles	d		64	70
Consequential impairment	f		-5	-3
Share-based payments	e		-13	-14
Deferred taxes	g		-5	32
Total adjustments to IFRS			59	17
Net profit under IFRS			2 098	2 976

Specification of total adjustments to IFRS affecting net profit under Swedish GAAP	note		YTD 2003	YTD 2004
Net profit under Swedish GAA			2 039	2 959
IFRS adjustments:
Cost of goods sold	a,c,f		-59	-69
Selling and administrative expenses	a,d,e,f		67	4
Taxes	g		-5	32
Reclassification of minority interest	b		56	50
Total adjustments to IFRS			59	17
Net profit under IFRS			2 098	2 976

Explanatory notes:
a. Intangibles: capitalized software
Under IAS 38, "Intangibles", development costs on internally developed software must be recognized as an intangible asset when certain criteria are met and are measured at cost less amortization and impairment losses. The transition rules under IFRS 1 require the recognition of internally generated intangible assets meeting the recognition criteria at the date incurred, as from the original effective date (1999) of IAS 38, regardless of whether those intangible assets were expensed under previous GAAP. The balances of this adjustment to IFRS will be equal to amounts capitalized in SKF's reconciliation to US GAAP, since the capitalization of software development costs has been made for US GAAP purposes since 1999.
Swedish GAAP also required the capitalization of such costs effective beginning 2002, however it was not allowed under Swedish GAAP to recognize internally generated intangible assets that had been previously expensed. SKF applied a conservative approach to such capitalization 2003, and therefore additional amounts were capitalized for IFRS during 2003. During 2004, an impairment loss was recognized in the Q4 2004 IFRS results for certain capitalized intangible assets.

b. Minority interest
Under IAS 27 "Consolidated and Separate Financial Statements", minority interest is considered a separate component of equity in the balance sheet. On the income statement it is included in net profit, with the amounts attributable to the equity shareholders and the minority owners specified below the net profit line. Under Swedish GAAP, minority interest was shown on the balance sheet on a separate line between equity and liabilities, and was deducted in arriving at net profit in the income statement.

c. Negative goodwill
Under IFRS 3 "Business Combinations", negative goodwill still existing after a reassessment of fair values of the net assets acquired shall be recognized immediately in the income statement. Under Swedish GAAP, such negative goodwill was established as a provision and either utilized against future net losses of the acquired company, or amortized on a straight-line basis over the average remaining useful lives of the acquired property plant and equipment.

d. Amortization of intangibles with indefinite useful lives Under IAS 38 "Intangibles", intangibles with indefinite useful lives, which for SKF is primarily goodwill, are not amortized but measured at cost plus impairment losses. Under Swedish GAAP such intangibles were amortized on a straight-line basis over the economic life of the asset.

e. Share-based payment - Fair value of options
Under IFRS 2, "Share-based payments," the fair value at grant date of equity-settled share based options granted to the employees is to be recognized directly in equity, and amortized as an expense over the vesting period. SKF has one option program for which accounting according to IFRS 2 is required. These options were granted February 2003 with a vesting period ending January 31, 2005. The fair value of these options has been calculated using the Black & Scholes options valuation model.

f. Consequential impairment amounts
Due to the changed accounting policy where goodwill and other intangibles with indefinite lives are no longer amortized beginning as from January 1, 2003, the net book value of such intangibles increased during 2003 and 2004. As a direct consequence of the reversed amortization, certain of the intangibles required an additional impairment amount.

g. Deferred taxes on IFRS adjustments
Some of the IFRS adjustments listed above create a difference between the book-basis and the tax-basis of the underlying asset or liability for which deferred taxes have been provided.

h. Reclassification of provisions into current and non-current liabilities
SKF presents the balance sheet with current and non-current classifications. As a result, provisions that are expected to be settled within 12 months are included in current liabilities, and those provisions where settlement is more uncertain as to timing are included in non-current liabilities. Under Swedish GAAP all provisions were categorized separately from current and non-current liabilities.

Impact of IFRS on the statement of cash flow.
The Group's cash flow as reported under Swedish GAAP has been restated to meet the requirements of IAS 7 "Cash flows". According to IAS 7, SKF defines cash and cash equivalents to include only short-term highly liquid investments with maturity at acquisition date of three months or less. Under Swedish praxis a broader interpretation was made where readily marketable securities with a maturity exceeding three months were included. Under IAS 7 such instruments are not considered cash and cash equivalents, rather the net change in these securities are reported in financing activities. SKF's restated statements of cash flow for 2003 and for all periods in 2004 according to IAS 7 reflect cash and cash equivalents that are different to that disclosed in the cash flow statement under Swedish GAAP as short-term financial assets.
The table below shows the restated cash and cash equivalent amounts.

IAS 7 requires certain cash flows to be reported as gross cash inflows and outflows. Under Swedish praxis these have previously been reported as net changes. Additionally, there are also different interpretations between IAS 7 and Swedish GAAP as to classification of cash flows as financing or investing. The following specifies these presentation differences:
•  Changes in long-term financial assets have previously been reported under Swedish  praxis on a net basis under financing activities. According to IAS 7 changes in non-current financial assets shall be reported as gross cash inflows and outflows and will now be included in investing activities;
•  Under IAS 7, changes in investments as well as loans with a maturity greater than three months are reported as gross cash inflows and outflows. These have previously been reported under Swedish praxis on a net basis;
•  Changes in post-employment benefit provisions have previously been reported under Swedish praxis on a net basis as a financing cash flow. Under IAS 7, only cash outflows from contributions to funded plans are disclosed as financing cash flows. Other cash and non-cash flows are included in operating cash flows.

The adjustments to IFRS in net profit did not have any effect on cash flow.

	Jan. 1 2003	YTD 2003	YTD 2004
Previously reported short term financial assets	5 530	6 342	3 565
Less: amounts with maturity > 3 months to be included in cash flows from financing activities under IAS 7	-3 497	-3 366	-489
Cash and cash equivalents under IFRS	2 033	2 976	3 076

33 Summary of differences between IFRS and US GAAP

The SKF Group files an annual report; Form 20-F, with the US Securities and Exchange Commission (SEC). The Financial Statements of the Group are prepared in accordance with IFRS, which differ, in certain respects from US GAAP, as described below.

1. Deferred income taxes
Adjustments for deferred income taxes in the reconciliation to US GAAP are attributable to the differences described below (see items 33.2 to 33.14). The adjustments also include a reversal of a deferred tax liability amounting to 144, which was previously recorded for US GAAP purposes only on the revaluation of fixed assets in Italy. This valuation was distributed as dividend in 2005 triggering tax expense already in the IFRS books.

2. Revaluation of plant, property and equipment
Under previous GAAP, plant, property and equipment in certain countries has been revalued to an amount in excess of cost. Upon transition to IFRS, the Group elected to consider such revalued amounts as "deemed cost" as allowed by IFRS 1, "First-time adoption of IFRS", see Note 1. US GAAP however, does not permit the revaluation of tangible assets to amounts in excess of cost.

3. Capitalization of interest cost
As allowed by IFRS the Group has elected not to capitalize interest cost incurred in connection with the financing of construction of plant, property and equipment. Under US GAAP interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest should be amortized over the estimated useful life of the asset as part of the depreciation charge.

4. Capitalization of development expenditures
IFRS requires expenditures during the development phase to be capitalized as intangible assets if it is probable, with a high degree of certainty, that they will result in future economic benefits for the Group. Under US GAAP development expenditures are charged to expense when incurred.

5. Provisions for restructuring, termination benefits and impairment of plant, property and equipment
Effective in 2003, provisions for restructuring and termination benefits for US GAAP are required to be in accordance with Statement of Financial Accounting Standard (SFAS) 146, "Accounting for costs associated with exit or disposal activities". SFAS 146 prescribes restrictive rules for when provisions for one-time involuntary termination benefits and other costs associated with such activities can be recorded. Generally, involuntary one-time termination benefits can only be recorded if there is no requirement on the part of the employee to work past a legal notification period or

60 days if no legal notification period exists. If some type of service is required past this period, then the provision should be allocated over the service period required. Other associated costs can only be recorded when a liability has been incurred.
US GAAP SFAS 88 "Employers' accounting for settlements and curtailments of defined benefit pension plans and for termination benefits" allows provisions to be recorded for one-time voluntary termination benefits when the employees have accepted the offer.
IFRS allows restructuring provisions, including both voluntary and involuntary termination benefits, and other costs associated with the restructuring to be recorded when a commitment to the plan is demonstrated via a public announcement, sufficient details of the plan are available, and the amounts can be reasonably estimated. However, if there is a requirement for service in connection with termination benefits, such benefits are considered "stay bonuses", and the cost is spread over the service period.
In 2003, an impairment of plant, property and equipment was higher for IFRS than US GAAP due to differences in the beginning basis of such assets. Such difference was caused by the difference in adoption dates of the impairment rules under IFRS and US GAAP, where IFRS rules were first implemented after the US GAAP rules. The basis of such plant property and equipment for IFRS and US GAAP at December 31, 2003 is now the same. In 2005, a reversal of previous impairment was made under IFRS. This reversal is not allowed under US GAAP and has effected the income statement with -10 net of tax.

6. Gains on sales of real estate
Gains on the sales of real estate that are leased back in the form of operational leases are realized at the date of the transaction for IFRS but should be deferred and amortized over the life of the lease according to US GAAP. Gains on sales of real estate in Spain, Sweden, the Netherlands, Belgium and France have been deferred in accordance with these principles.

7. Non-recurring bonus distribution
As a result of historic overfunding, the Swedish insurance company Alecta pensionsförsäkring, a multi-employer pension plan, decided on a non-recurring bonus distribution to its clients. In 2003, the Group had received the total amount of the decided distribution of 250. According to US GAAP, only the cash received was recognized in earnings while IFRS allowed the full amount to be recognized prior to the receipt of cash.

8. Share-based compensation for employees
The Group has employee stock option programs and records provisions for related social costs in accordance with IFRS. However, under US GAAP employer taxes on employee share-based compensation should not be recognized until the date of the event triggering the measurement and payment of the tax to the taxing authority, which is generally the date the option is exercised by the employee.

Under IFRS 2, the fair value at grant date of stock option programme 2003, which vested in February 2005, was to be recognized directly in equity and amortized as an expense over the vesting period. The fair value was determined using the Black- Scholes valuation model. The exercise of options under this program is recognized directly in equity. In accordance with US GAAP the Group applies APB Opinion 25 and no initial recognition of fair value was made. The cost at exercise of options is recorded in the income statement.

9. Provisions for post-employment benefits and for pensions and post-retirement benefits
Pensions and post-retirement benefits are considered post-employment benefits under IFRS and are accounted for by the Group in accordance with IAS 19 "Employee benefits". Under IFRS, defined benefit post-employment obligations and expenses are actuarially determined in the same manner as US GAAP SFAS 87 "Employers' accounting for pensions" and SFAS106 "Employers' accounting for postretirement benefits other than pensions", using the projected unit credit method. However, some significant differences exist between IFRS and US GAAP:
•  IAS 19 had been implemented effective January 1, 2003 under previous GAAP, and consequently no adjustment was needed upon the Group's transition to IFRS. SFAS 87 was implemented in 1989 for non-US Plans and in 1987 for US Plans, and SFAS 106 was implemented in 1993. The difference in implementation dates causes a significant difference in accumulated gains and losses, where the accumulated gains and losses under IFRS were zero, whereas under US GAAP the accumulated gains and losses have been accumulating since the implementation dates noted above;
•  Under IFRS, the past service cost and expense resulting from plan amendments are recognized immediately if vested or amortized until vested. Under US GAAP, prior service costs are generally recognized over the average remaining service life of the plan participants;
•  Under IFRS the estimated return on assets is based on actual market values while the US GAAP allows an estimated return on assets based on market-related values;
•  Under US GAAP an additional liability should be recognized and charged to other comprehensive income when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognized past service cost, if any, and this excess is not covered by the liability recognized in the balance sheet. Such "minimum liability" is not required under IFRS.
The adjustment in the US GAAP reconciliation represents a combination of the above differences.

10. Derivative instruments and hedging activities
As from 2005, all derivatives are recognized at fair value in the balance sheets and all changes in fair value are recognized in earnings unless they are designated and effective hedging instruments. The IFRS accounting policies applied for derivatives and hedging comply with US GAAP and therefore no adjustment is needed for 2005.

The SKF Group has chosen not to restate comparable 2004 and 2003 financial information for the requirements of IAS 39, "Financial Instruments: Recognition and Measurements" as allowed under the transitional provisions of IFRS 1. The hedge accounting rules under previous Swedish GAAP applied for 2004 and 2003 did not satisfy the hedge accounting criteria under U.S GAAP and therefore all outstanding financial derivative instruments are recognized at fair value in the U.S GAAP balance sheets and all changes in fair value are recognized in earnings.

11. Negative goodwill
Under IFRS any excess of net identifiable assets and liabilities acquired over the cost of an acquisition, after insuring that the fair values of assets are not overstated, is recognized in the income statement. For US GAAP, any excess of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition is first used to reduce the fair values assigned to non-current assets on a pro rata basis. If any excess still exists it is recognized immediately in the income statement as an extraordinary gain. For the Group all such negative goodwill was allocated to plant property and equipment. Consequently the amounts increasing net profit under US GAAP as of December 31, 2003, 2004 and 2005 refer to amortization of the reduced carrying amounts of the non-current assets for US GAAP.

12. Goodwill and other intangible assets
Under IFRS starting January 1, 2003, goodwill and other intangible assets are accounted for in accordance with IAS 38 "Intangible assets" which among other things requires that goodwill and other intangibles with indefinite lives should not be allocated but rather tested annually for impairment and more frequently if circumstances indicate a possible impairment. The impairment process for such intangibles is described in Note 1. While the accounting for such intangibles is mainly similar under US GAAP, there are certain differences:
•  SFAS 142 "Goodwill and other intangible assets" was adopted January 1, 2002 for US GAAP purposes meaning that amortization stopped in 2002 while under IFRS amortization of such intangibles stopped 2003;
•  Goodwill impairment test is performed at cash generating unit (CGU) level and is for US GAAP purposes comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable cash generating unit to its carrying value, including goodwill. The Group's measurement of fair value is based on an evaluation of future discounted cash flows consistent with those utilized in the Group's annual planning process for impairment tests. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable cash generating unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

Under IFRS impairments of 24, 21 and 21 were recorded as a result of the 2005, 2004 and 2003 annual impairment tests, respectively. For US GAAP purposes impairments totalling 32, 28 and 38 were recorded under US GAAP for 2005, 2004 and 2003, respectively.

Changes in the carrying amount of goodwill for US GAAP purposes were as follows during each of the years ended December 31:

	2005	2004	2003
Balance at January 1 for US GAAP reporting purposes	725	650	717
Impairments	-32	-28	-35
Goodwill arising from acquisitions of businesses	301	144	65
Foreign currency translation and other adjustments	105	-41	-97
Balance at December 31 for US GAAP reporting purposes	1 099	725	650

13. Investments in equity securities
The Group classifies investments in equity securities as available for sale. Under IFRS these investments are carried at fair value, if reliably measurable, with changes in fair value recognized directly in equity. Quoted market prices and valuation techniques are used for estimating fair value. In accordance with the transitional provisions allowed under IFRS 1 for financial instruments recognized and measured under IAS 39, "Financial Instruments, Recognition and Measurement", the SKF Group chose not to restate comparable 2004 and 2003 financial information for the requirements of IAS 39. In accordance with US GAAP, the SKF Group applies SFAS 115, "Accounting for certain investments in debt and equity securities". SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values and for all debt securities. The investments classified as available for sale are reported at fair value with unrealized gains or losses included in shareholders' equity. Investments in equity securities not quoted in an active market are reported at cost less other than temporary impairments, if any. Under Swedish GAAP applied for 2004 reversal of previously recorded impairment charges were recorded in net profit and loss.

14. Minority interests
In accordance with IFRS minority interests are presented as an item within equity and the profit attributable to minority interests is specified below the net profit line. Under US GAAP minority interests are shown as a separate category from equity and liabilities in the balance sheet and the share of the profit attributable to minority interests is shown as a separate line in the income statement.

15. Comprehensive income according to SFAS 130
IFRS does not require the presentation of comprehensive income in addition to net profit for the year. The comprehensive income required to be presented under US GAAP was as follows:

	2005	2004	2003
Net profit in accordance with US GAAP	3 589	2 750	2 478
Other comprehensive income net of tax:
Translation adjustments	1 650	-482	-990
Minimum pension liability	-4	-139	17
Unrealized gains on equity securities	-	48	11
Amortization from implementation of SFAS 133	-	-	-11
Release on disposals of cash flow hedges	84	-	-
Change in fair value of investments in equity securities and cash flow hedges	12	-	-
Other comprehensive income	1 574	-573	-973
Comprehensive income in accordance with US GAAP	5 163	2 177	1 505

16. Diluted earnings per share
All dilutive potential shares related to the stock option programs of the Group have been considered in determining diluted earnings per share.
All earnings per share amounts in 2004 and 2003 have been restated to reflect the effects of a 5:1 share split combined with a redemption procedure in 2005. Through this procedure the shareholders received four new shares and a redemption share that was mandatorily redeemed for SEK 25.

17. New accounting principles adopted in 2005 for US GAAP
During 2005 the Group adopted SFAS 151 "Inventory costs - an amendment of ARB No.43, chapter 4". SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The adoption of SFAS 151 did not have a material effect on the Group's consolidated financial position or results of operations reported in accordance with US GAAP.
In March 2005, the FASB issued Interpretation No. 47, "Accounting for conditional asset retirement obligations - an interpretation of FASB Statement No. 143" (FIN47). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and /or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The adoption of FIN47 had no impact on the Group's consolidated financial position or results of operations reported in accordance with US GAAP.

18. New accounting principles to be adopted in future periods for US GAAP
In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-based payment." The revised standard eliminates the alternative used by the Group in accounting for share-based compensation using the intrinsic value method Accounting Principles Board (APB) Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The effective date for the Group is January 1, 2006. Although the revised standard applies to new awards granted after the effective date, the revised standard also may, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on the Group's consolidated financial position and results of operations reported in accordance with US GAAP has not been determined.
In December 2004, the FASB issued SFAS 153, "Exchanges of nonmonetary assets - an amendment of APB Opinion No. 29." APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for the Group in accounting for nonmonetary asset exchanges under US GAAP occurring after December 31, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

· Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;
· Establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
· Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
· Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest ( that is itself a derivative financial instrument ).

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity´s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 on its financial position and results of operations.

In June 2005, the EITF reached a consensus on Issue No.05-5, "Accounting for early retirement or post-employment programs with specific features (such as terms specified in Altersteilzeit early retirement arrangements)". This issue provides guidance on the accounting for the bonus feature in German Altersteilzeit (ATZ) early retirement programs and states that the bonus feature and the additional contributions into the German government pension scheme under a Type II ATZ arrangement should be accounted for as a post-employment benefit under FASB Statement 112, "Employers' Accounting for Post-employment Benefits-an amendment of FASB Statements No. 5 and 43". An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The issue also states that the employer should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. EITF No.05-5 should be applied to fiscal years beginning after December 15, 2005, and reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of FASB Statement 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3".
The impact of EITF Issue No 04-13 and 05-5 on the Group's consolidated financial position or results of operations reported in accordance with US GAAP has not yet been assessed.

19. Summary
The application of US GAAP would have the following effect on consolidated net profit, shareholders' equity and earnings per share:

Net profit	2005	2004	2003
In accordance with IFRS
as reported in the consolidated income statements	3 607	2 976	2 098

Items increasing/decreasing net profit:
33.1 Deferred income taxes	194	100	-264
33.2 Depreciation on revaluation of assets including effect in connection with sale	17	19	18
33.3 Capitalization of interest cost	-39	-24	-23
33.4 Capitalization of development expenditures	-5	-18	-
33.5 Provisions for restructuring and asset impairments	-96	-315	487
33.6 Gains on sales of real estate	26	29	29
33.7 Non-recurring bonus distribution	-	-	1
33.8 Share-based compensation for employees	21	-32	21
33.9 Post-employment benefits/Pensions	-54	21	61
33.10 Derivative instruments and hedging activities	-	90	120
33.11 Negative goodwill	12	11	4
33.12 Amortization and impairment of goodwill and other intangible assets	-8	-8	-18
33.13 Investments in equity securities	-	-49	-
33.14 Minority interest	-86	-50	-56
Net change in net profit	-18	-226	380
Net profit in accordance with US GAAP	3 589	2 750	2 478

Shareholders’ equity	2005	2004	2003
In accordance with IFRS as reported in the consolidated balance sheets	18 233	17 245	15 852

Items increasing/decreasing shareholders’ equity:
33.1 Deferred income taxes	-393	-565	-771
33.2 Reversal of revaluation of assets	-185	-184	-211
33.3 Capitalization of interest cost	136	174	198
33.4 Capitalization of development expenditures	-23	-18	-
33.5 Provisions for restructuring and asset impairments	5	101	416
33.6 Gains on sales of real estate	-110	-136	-165
33.8 Share-based compensation for employees	29	-34	12
33.9 Post-employment benefits/Pensions	1 193	1 026	1 321
33.10 Derivative instruments and hedging activities	-	210	120
33.11 Negative goodwill	-88	-94	-107
33.12 Amortization and impairment of goodwill and other intangible assets	42	40	51
33.13 Investments in equity securities	-13	10	15
33.14 Minority interest	-604	-504	-499
Net change in shareholders’ equity	-11	26	380
Shareholders’ equity in accordance with US GAAP	18 222	17 271	16 232

Earnings per share, in SEK	2005	2004	2003
Basic earnings per share in accordance with US GAAP	7.88	6.04[1]	5.44[1]
Weighted average number of shares outstanding	455 351 068	455 351 068	455 351 068
Diluted earnings per share in accordance with US GAAP	7.85	6.03[1]	5.44[1]
Adjusted weighted average number of shares outstanding	457 147 009	456 361 012	455 820 204
1 Earnings per share have been recalculated to reflect the effects of the share split and redemption in 2005.

AKTIEBOLAGET SKF AND SUBSIDIARIES
 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2005, 2004 and 2003
Amounts in millions of SEK

		Charged	Charged
	Balance at	(credited)	(credited)		Balance
	beginning	to cost and	to other		at end
	of period	Expenses	accounts (1)	Deductions	of period
Allowance for doubtful
accounts receivable

2003	238	28	-11	-57	198
2004	198	23	1	-27	195
2005	195	33	10	-26	212

NOTE: (1) Principally currency translation adjustments and acquired and divested reserves.