Form 20-F/A
period 2005-12-31
SKF INC
filed 2007-03-05
CIK 777504

United States
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
___________

FORM 20-F/A

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

Class B Shares: 404,615,210
Class A Shares: 50,735,858

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	X	No

If this report is an annual or transition report, indicate by check mark if the Registrant is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	X	No

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

Large Accelerated Filer	X	Accelerated Filer	Non-Accelerated Filer

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

Indicate by check mark which financial statement item the Registrant has elected to follow

Item 17	X	Item 18

Explanatory Note

The Company is filing this amendment to its annual report on Form 20-F for the year ended 31 December 2005 (filed with the Securities and Exchange Commission (the “SEC”) on 5 April 2006 (the “original filing”)) to correct for the classification between major categories of cash flows, in the Group cash flow statements for the years ended 31 December 2005, 2004, and 2003. See Statements of Cash Flow; Note 32, SKF’s transitions to IFRS; and Note 34, Restatement to Statements of Cash Flow in Item 17.

In addition, the Company has attached hereto the exhibits required as a result of this amendment. Except for these specific corrections, the company has not made any modifications or updates to the original filing on Form 20-F and all of the other information contained in the original filing remains unchanged. This amendment does not describe other information, events or developments occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the company’s filings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F as amended by Form 20-F/A.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

6.	For information regarding Earnings Per Share, please see Note 1 “Accounting Principles”, to the consolidated financial statements filed as part of this Form 20-F as amended by Form 20-F/A.
Earnings Per Share is calculated using the weighted-average number of shares outstanding during the year.
8.	List of Subsidiaries.*
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed as a part of the Annual Report on Form 20-F and not refiled as part of this Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gothenburg February 27, 2007

Aktiebolaget SKF
(publ)

By: /s/Tom Johnstone	/s/ Tore Bertilsson

Name: Tom Johnstone	Name: Tore Bertilsson

Title: President and	Title: Chief Financial Officer
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

As discussed in Note 34, the Company has restated its consolidated statement of cash flows for the year ended December 31, 2005.

Gothenburg, Sweden
March 30, 2006 (except as to note 34, which is as of February 27, 2007)

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

As discussed in Note 34, the statements of cash flows have been restated for the years ended December 31, 2004 and 2003.

Deloitte AB
Gothenburg, Sweden
March 30, 2006 (February 27, 2007 as to the effects of the restatement discussed in Note 34).

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

The accompanying notes are an integral part of the consolidated financial statements

Consolidated balance sheets
F-4

		AB SKF AND SUBSIDIARIES
		As of December 31
Millions of Swedish kronor	Note	2005	2004	2003
ASSETS
Non-current assets
Intangible assets	9	1 583	1 079	874
Property, plant and equipment	10	11 119	11 012	11 138
Investments in jointly controlled and associated companies	11	1 174	26	98
Investments in equity securities	12	270	281	266
Deferred tax assets	8	862	718	940

Financial and other assets	13	819	496	472
		15 827	13 612	13 788
Current assets
Inventories	14	9 931	8 985	8 429
Trade receivables	15	7 948	7 406	6 516
Tax receivables		71	119	126
Other receivables	16	1 500	1 327	1 351
Financial receivables	17	2 693	489	3 366
Cash and cash equivalents	17	2 379	3 076	2 976
		24 522	21 402	22 764
Total assets		40 349	35 014	36 552
EQUITY AND LIABILITIES
Equity attributable to shareholders of AB SKF
Share capital	18	1 138	1 423	1 423
Share premium		564	564	564
Share options reserve 27		-	27	13
Investment revaluation reserve12		12	–	–
Hedging reserve29		-4	–	–
Translation reserve		248	-1 295	-881
Retained earnings		15 671	16 022	14 234

Equity attributable to minority interest		604	504	499
		18 233	17 245	15 852
Non-current liabilities
Loans	21	4 145	904	1 246
Provisions for post-employment benefits	19	4 916	4 655	7 885
Deferred tax liabilities	8	1 092	1 091	1 124
Other provisions	20	1 418	1 266	1 425
Other liabilities		100	56	112
		11 671	7 972	11 792
Current liabilities
Financial liabilities	23	249	212	372
Trade payables		3 821	3 898	3 183
Tax payables		459	487	285
Other provisions	20	792	661	946
Other liabilities	24	5 124	4 539	4 122
		10 445	9 797	8 908
Total equity and liabilities		40 349	35 014	36 552

The accompanying notes are an integral part of the consolidated financial statements

Consolidated statements of cash flow - Restated
F-5

		AB SKF AND SUBSIDIARIES
		Years ended December 31
Millions of Swedish kronor	Note	2005	2004	2003
Operating activities
Profit before taxes		5 253	4 087	2 801
Adjustments for
Depreciation, amortization and impairment	6	1 752	1 733	1 812
Net gain(-) on sales of property, plant and equipment		-29	-17	-11
Net gain(-) on sales of equity securities		-52	–	–
Net gain(-) on sales of equity securities associated companies		-63	–	–
Net gain(-) on sales of businesses		-10	-21	-63
Other non cash items		26	159	781

Income taxes paid		-1 618	-858	-930

Post-employment defined benefits		-417	-3 636	-544

Jointly controlled and associated companies		57	-2	12

Changes in working capital
Inventories		-671	-648	-74
Trade receivables		-142	-907	-109
Trade payables		-156	755	-264
Other operating assets and liabilities, net		443	441	166
Net cash flow from operations		4 373	1 086	3 577

Investing activities
Purchase of intangible assets	9	-171	-111	-113
Sales of intangible assets		–	1	1
Purchase of property, plant and equipment	10	-1 623	-1 401	-1 379
Sales of property, plant and equipment		93	59	192
Acquisitions of businesses, net of cash and cash equivalents	3	-419	-644	-89
Sales of businesses, net of cash and cash equivalents	4	57	93	331
Investments in equity securities		–	-40	-51
Sales of equity securities		80	24	5
Investments in financial and other assets		-5 430	-2 439	-5 808
Sales of financial and other assets		3 469	5 272	5 858
Net cash flow used in investing activities		-3 944	814	-1 053

Net cash flow after investments before financing		429	1 900	2 524

Financing activities
Proceeds from medium- and non-current loans		3 249	123	–
Repayment of medium- and non-current loans		-321	-624	-450
Change in current loans		7	-31	-42
Payment of finance lease liabilities		-3	-13	-9
Cash dividends to AB SKF shareholders		-1 366	-1 138	-911
Cash dividends to minority shareholders		-33	-39	-40
Redemption of shares		-2 846	–	–
Net cash flow used in financing activities		-1 313	-1 722	-1 452

F-6
Increase(+)/decrease(-) in cash and cash equivalents		-884	178	1 072
Cash and cash equivalents at January 1		3 076	2 976	2 033
Cash effect excluding acquired companies		-911	115	1 072
Cash effect of acquired companies	3	27	63	-
Cash effect of exchange transactions	11	-32	-	-
Effects of exchange rate differences on cash held		219	-78	-129
Cash and cash equivalents at December 31		2 379	3 076	2 976

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

	Book	Fair value	Fair
Jaeger Group	value	adjustments	value
Net assets acquired
Intangible assets	4	28	32
Property, plant and equipment	34	15	49
Financial assets	6	-1	5
Financial liabilities	-17	-	-17
Deferred taxes and provisions	-2	-23	-25
Net working capital and current taxes	59	-1	58
Cash and cash equivalents	23	–	23
	107	18	125
Goodwill			254
Total consideration			379
Less:
Cash and cash equivalents acquired			-23
Consideration payable			-20
Cash outflow on acquisition			336

Total consideration satisfied by:
Cash			376
Directly attributable costs			3
Total consideration			379

In 2004, the Group acquired businesses amounting to 707, primarily:
•	Willy Vogel AG, a German-based group in the field of lubrication systems;
•	Vibration Engineers and Consultants Pvt. Ltd., an India-based condition-monitoring service provider;
•	The remaining 40% of Anhui Cr Seals Co. Ltd, China, a producer of seals. 60% of the company was acquired in 1997.

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

Consideration price for the equity	678
Less:
Book value of net assets	325
Fair value adjustments of net assets	324
Deferred taxes from valuation	-116
Fair value of net assets acquired	533
Goodwill	145

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

6 Depreciation, amortization and impairments

Depreciation, amortization and impairments were accounted for as	2005	Depreciation	Amortization	Impairments	2004	2003
Cost of goods sold	1 556	1 367	39	150	1 571	1 647
Selling expenses	182	109	32	41	149	154
Administrative expenses	14	9	5	-	13	11
	1 752	1 485	76	191	1 733	1 812

7 Financial income and financial expense
	2005	2004	2003
Financial income
Dividends	8	7	7
Capital gain	63	–	–
Share swaps	150	–	–
Interest income and similar items	215	198	194
Financial exchange gains and losses	265	-63	-253
	701	142	-52
Financial expense
Interest on post-retirement benefits	-235	-290	-427
Interest expense and similar items	-244	-242	-277
Financial exchange gains and losses	-296	43	250
	-775	-489	-454

8 Taxes
Taxes on profit before taxes	2005	2004	2003
Current taxes	-1 609	-1 034	-1 006
Deferred tax	-5	-49	298
Other taxes	-32	-28	5
	-1 646	-1 111	-703

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

2006	44
2007	33
2008	94
2009	114
2010	172
2011 and thereafter	689

9 Intangible assets

	2005	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2004
Acquisition cost
Goodwill	1 195	-	301	-	-	6	98	790
Patents, trademarks and similar rights	121	1	8	-	-	0	7	105
Capitalized software	694	118	-	-14	-	3	10	577
Capitalized customer relationships	142	-	26	-	-	-	10	106
Leaseholds	34	2	-	-	-	-1	4	29
Capitalized development	46	12	2	-	-	-	4	28
Other intangible assets	70	38	-	-	-	-1	2	31

	2 302	171	337	-14	-	7	135	1 666

	2005	Amortization	Businesses acquired	Disposals	Impairments	Other	Translation effects	2004
Accumulated amortization and impairments
Goodwill	138	-	-	-	24	3	4	107
Patents, trademarks and similar rights	35	9	-	-	7	-2	2	19
Capitalized software	446	39	-	-14	11	3	2	405
Capitalized customer relationships	38	8	-	-	-	-	5	25
Leaseholds	13	2	-	-	-	-	1	10
Capitalized development	23	9	-	-	2	-	2	10
Other intangible assets	26	9	-	-	4	-1	3	11

	719	76	-	-14	48	3	19	587
Net book value	1 583	95	337	-	-48	4	116	1 079

	2004	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003
Acquisition cost
Goodwill	790	-	149	-	-	-5	-57	703
Patents, trademarks and similar rights	105	26	42	-	-	-3	-2	42
Capitalized software	577	71	40	-	-	-15	-4	485
Capitalized customer relationships	106	-	77	-	-	-	-2	31
Leaseholds	29	-	-	-1	-	-	-1	31
Capitalized development	28	12	3	-	-	15	-2	0
Other intangible assets	31	2	1	-	-	-1	-3	32
	1 666	111	312	-1	-	-9	-71	1 324

	2004	Amortization	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003
Accumulated amortization and impairments
Goodwill	107	-	-	-	21	-	-19	105
Patents, trademarks and similar rights	19	3	-	-	-	-3	-	19
Capitalized software	405	73	-	-	49	-4	-1	288
Capitalized customer relationships	25	5	-	-	-	-	-2	22
Leaseholds	10	1	-	-	-	-	-	9
Capitalized development	10	6	-	-	1	4	-1	0
Other intangible assets	11	5	-	-	-	-	-1	7
	587	93	-	-	71	-3	-24	450

Net book value	1 079	18	312	-1	-71	-6	-47	874

	2003	Additions	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003 Opening balance
Acquisition cost
Goodwill	703	-	65	-	-	-	-96	734
Patents, trademarks and similar rights	42	2	12	-	-	-14	-3	45
Capitalized software	485	111	-	-	-	-11	-8	393
Capitalized customer relationships	31	-	11	-	-	-	-5	25
Leaseholds	31	-	-	-1	-	7	-4	29
Capitalized development	0	-	-	-	-	-	-	0
Other intangible assets	32	-	9	-	-	-	-1	24
	1 324	113	97	-1	-	-18	-117	1 250

	2003	Amortization	Businesses acquired	Disposals	Impairments	Other	Translation effects	2003 Opening balance
Accumulated amortization and impairments

Goodwill	105	-	-	-	18		-5	92
Patents, trademarks and similar rights	19	3	-	-	4	-3	-1	16
Capitalized software	288	87	-	-	-	-2	-1	204
Capitalized customer relationships	22	2	-	-	18	-	-	2
Leaseholds	9	2	-	-	-	2	-	5
Capitalized development	0		-	-	-		-	0
Other intangible assets	7	4	-	-	-	2	1	0
	450	98	0	0	40	-1	-6	319

Net book value	874	15	97	-1	-40	-17	-111	931

Impairment losses for 2005, 2004 and 2003 results from weakening market conditions in some minor businesses in Europe and North America.

Cash generating units (CGUs) containing significant intangible assets with indefinite useful lives

	Carrying amount of intangible assets with indefinite lives		Basis for recoverable amount	Discount rate
CGU 2005	Goodwill	Tradename

Jaeger Group (acquired 2005)	261	-	Net selling price	-
Vogel Group (acquired 2004)	155	39	Value in use	18
Sealing Solutions North America [1] (acquired 1990)	294	–	Value in use	19

CGU 2004

Vogel Group AG (acquired 2004)	145	37	Net selling price	-
Sealing Solutions North America [1] (acquired 1990)	245	–	Value in use	19

CGU 2003

Sealing Solutions North America [1] (acquired 1990)	236	–	Value in use	15

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

Net assets contributed in exchange for 26.5% of Oy Ovako Ab	2005
Non-current assets	712
Current assets	1 488
Total assets	2 200
Non-current liabilities	792
Current liabilities	644
Total liabilities	1 436
Net Assets	764

Specification of investments in jointly controlled and associated companies	Hol-ding in per-cent	Number of shares	Currency	Nominal value in local currency, millions	Book value in the parent company 2005	Book value in the consolidated accounts 2005	Book value in the parent company 2004	Book value in the consoli-dated accounts 2004	Book value in the parent company 2003	Book value in the consoli-dated accounts 2003
Held by parent company
Jointly controlled companies
Oy Ovako Ab, Finland	26.5	2 650	EUR	3	39	931	-	-	-	-
Associated companies
Endorsia.com International AB, Göteborg, Sweden	20	34 000	SEK	3	5	6	4	4	9	5
AEC Japan Co. Ltd., Japan	50	400	JPY	20	1	1	1	1	-	-
Momentum Industrial Maintenance Supply AB, Göteborg, Sweden*	-	-	-	-	-	-	-	-	55	71
					45	938	5	5	64	76

* The investment in Momentum Industrial Maintenance Supply AB, Göteborg, Sweden was disposed of in 2004.

Specification of investments in jointly controlled and associated companies	Holding in percent	Number of shares	Currency	Book value in the consolidated accounts 2005	Book value in the consolidated accounts 2004	Book value in the consolidated accounts 2003
Held by subsidiaries
Jointly controlled companies
International Component Supply, Ltda, Brazil	50	18 667	BRL	33	17	13
Associated companies
CoLinx LLC, USA	25	1	USD	3	3	6
Willy Vogel Hungaria Kft, Hungaria	50.83	1	HUF	0	0	-
Gemeinnützige
Wohnungsbaugesellschaft,
Schweinfurt GmbH, Germany [1]				-	1	-
Other				0	0	3
Total investments in jointly controlled and associated companies				974	26	98

1 The investment in Gemeinnützige Wohnungsbaugesellschaft, Schweinfurt GmbH, Germany was disposed of in 2005.

Income from jointly controlled and associated companies (before taxes)	2005	2004	2003
Jointly controlled companies	170	-4	-7
Associated companies	2	1	26
	172	-3	19

Aggregated financial statements of jointly controlled and associated companies	2005	2004	2003
Non-current assets	2 773	408	517
Current assets	5 363	126	360
Total Assets	8 136	534	877

Equity	3 680	287	417
Non-current liabilities	2 442	54	152
Current liabilities	2 014	193	308
Total equity and liabilities	8 136	534	877

Net sales	8 808	486	977
Profit before taxes	498	11	32

12 Investments in equity securities

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Held by Parent Company
S2M, France	11.9	153 093	EUR	0	11
Wafangdian Bearing Company Limited, China	19.7	65 000 000	CNY	65	162
NN, Inc., USA	4.5	700 000	USD	7	59
Other shares and securities					10
					242
Held by subsidiaries
GKS Gemeinschaftskraftwerk
Schweinfurt GmbH, Germany	10.3	1	EUR	2	24
Other					4
					28
Total					270

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

Geographical distribution of total defined benefit obligations	2005	2004	2003
Europe	9 333	8 236	7 816
Americas	6 399	5 134	5 358
Rest of the world	187	151	124
	15 919	13 521	13 298

Geographical distribution of total plan assets
Europe	5 447	4 540	1 382
Americas	5 247	4 151	4 167
Rest of the world	103	91	87
	10 797	8 782	5 636

Specification of total plan assets
Government bonds	2 464	2 003	867
Corporate bonds	919	765	422
Equity instruments	5 872	4 522	3 859
Real estate	957	428	312
Other, primarily cash and other financial receivables	585	1 064	176
	10 797	8 782	5 636

	2005				2004				2003
Reconciliation of post-employment benefit amounts in the balance sheet	Funded pension and other	Un- funded Pension	Un- funded Other	Total	Funded pension and other	Un- funded Pension	Un- funded Other	Total	Funded pension and other	Un- funded Pension	Un- funded Other	Total
Net post-employment benefit liabilities at January 1	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861	589	5 209	2 398	8 196
Expense	151	89	165	405	237	98	184	519	101	353	166	620
Payments	-118	-53	-193	-364	-292	-52	-181	-525	-25	-289	-194	-508
Contributions	-53	-	-	-53	-3 111	-	-	-3 111	-36	-	-	-36
Acquisitions/ Divestments	13	1	-12	2	17	16	6	39	-	-	-	-
Transfers between funded and unfunded plans	-	-	-	-	4 113	-4 113	-	-	-	-	-	-
Other[1]	-3	-243	-7	-253	20	-2	-23	-5	-10	5	3	-2
Translation difference	77	76	282	435	-12	-61	-98	-171	-41	-153	-215	-409
Net post-employment benefit liabilities at December 31	1 617	881	2 281	4 779	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861

1 The effects of Ovako Steel exchange transaction is reflected under "Other", see Note 11.

Components of total post-employment benefit expense	2005	2004	2003
Defined benefit expense
Current service cost	336	306	274
Interest cost	722	666	769
Expected return on assets	-645	-492	-418
Curtailments	–	26	–
Past service cost	7	-3	-6
Other	-15	16	1
Post-employment defined benefit expense	405	519	620
Post-employment defined contribution expense	206	287	251
Total post-employment benefit expense	611	806	871

Whereof
Amounts charged to operating income	376	516	444
Amounts charges to financial expense	235	290	427
Total post-employment benefit expense	611	806	871

Actual return on plan assets	-1 185	-699	-1 029

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

Contingent liabilities	2005	2004	2003
Guarantees	166	140	88
Other contingent liabilities	32	50	50
	198	190	138

Guarantees were made in respect of leases and loans, minor disposed operations and suppliers.

26 Related parties

	2005		2004		2003
The SKF Group´s transactions with related parties		Jointly		Jointly		Jointly
	Associated	controlled	Associated	controlled	Associated	controlled
	companies	entities	companies	entities	companies	entities
Sales of goods and services	2	24	2	10	-	9
Purchases of goods and services	12	1 459	11	57	11	48
Interest income	-	5	-	-	-	-
Interest expense	-	14	-	-	-	-

Receivables as 31 of December	0	394	13	0	-	0
Liabilities as 31 of December	0	297	0	0	0	0

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

Certain business contacts may include embedded deriatives, which should be separately accounted for. As from 2005, such embedded derivatives are valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group's financial position. At December 31, the fair value of such embedded derivatives amounted to 1 (23 and 20). The table below summarizes the notional amounts of the Group's outstanding contracts with embedded derivatives:

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

Forward Exchange Contracts	Nominal value Contract amount Gross	Net exposure long/short(-) currency position	Average price	Fair value 1 long/short(-)
Hedging of firm commitments
EUR	1 596	481	9.42	477
USD	628	-898	7.95	-919
BRL	121	-121	3.42	-120
PLN	113	-79	2.47	-78
Other	651	-166	–	-171
	3 109	-783		-811

Hedging of internal bank activities [2]
EUR	3 014	1 447	9.40	1 442
USD	1 808	330	7.95	329
GBP	778	771	13.80	759
CAD	118	-118	6.85	-118
Other	472	-12	–	-6
	6 190	2 418		2 406

Hedging of anticipated transactions
USD	2 815	-2 815	8.04	-2 766
	2815	-2 815		-2 766

Trading
EUR	731	66	9.40	66
NOK	150	150	1.17	150
Other	309	99		101
	1 190	315		317
Total MSEK	13 304	-865		-854

1 Fair value in this tabular presentation represents settlement value at December 31, 2005.
Fair value of currency forward contracts is specified per currency and therefore gain in one currency may be offset by loss in another currency.
2 Internal bank activities include transactions related to currency management for funding of operations within the Group.

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
In 2005, the share swaps were valued at fair value with changes in fair value recognized on the balance sheet and in the income statement. The impact of the share swap agreements on the financial result in 2005 was 150 including changes in fair value, realized gains of terminated share swap agreements as well as dividend and redemption received and interest paid under the share swap agreements..

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
SKF has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years had been adapted to IAS/IFRS to a high degree. This, together with certain exceptions allowed by the IFRS transition rules which are described below, have limited the impact of the transition to IFRS. SKF's transition to IFRS at January 1 2003 is accounted for in accordance with IFRS 1, "First time adoption of International Financial Reporting Standards". IFRS 1 generally requires a company to determine its accounting policies and retrospectively apply these to determine its opening balance sheet under IFRS. However, the following allowed exceptions to this retrospective treatment have been chosen:
•SKF has elected to apply IFRS 3, "Business combinations", prospectively from date of transition January 1, 2003;
•SKF has chosen to set translation differences arising from the translation of foreign subsidiaries into Swedish kronor (SEK) according to IAS 21, "Effects of changes in foreign exchange rates", to zero at the transition date. Translation differences that arose before the date of transition to IFRS are not included as a separate component of equity but rather remain included within the other components of equity;
•SKF has elected to use revaluations to property, plant and equipment made under Swedish GAAP as deemed cost at the IFRS transition date, as allowed by IFRS 1;

•SKF has chosen not to restate comparable 2003 and 2004 financial information for the requirements of IAS 39, "Financial Instruments, Recognition and Measurement" as adopted by the EC;
•The transitional provisions under IFRS 1, allow that only options granted after November 7, 2002 that have not vested by January 1, 2005, are required to be valued and recorded. SKF has opted not to value and record their other two option programmes, options granted February 2001 with vesting February 2003, and options granted 2002 with vesting 2004.
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

IAS 7 requires certain cash flows to be reported as gross cash inflows and outflows. Under Swedish praxis these have previously been reported as net changes. Additionally, there are also different interpretations between IAS 7 and Swedish GAAP as to classification of cash flows as operating, financing or investing. The following specifies these presentation differences:
* Changes in marketable securities and other liquid assets have previously been reported under Swedish praxis on a net basis under financing activities as these amounts represent surplus borrowed funds invested in highly liquid assets. According to IAS 7 the changes in marketable securities and other liquid assets with a maturity greater than 3 months must be presented as gross cash inflows and outflows and included as investing activities.
* Changes in long-term financial assets have previously been reported under Swedish praxis on a net basis under financing activities. According to IAS 7 changes in non-current financial assets shall be reported as gross cash inflows and outflows and will now be included in investing activities;
* Under IAS 7, changes in investments as well as loans with a maturity greater than three months are reported as gross cash inflows and outflows. These have previously been reported under Swedish praxis on a net basis;
* Changes in post-employment benefit provisions have previously been reported under Swedish praxis on a net basis as a financing cash flow. Under IAS 7, all cash outflows from post employment defined benefit plans are considered operating cash flows. The adjustments to IFRS in net profit did not have any effect on cash flow.

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
•IAS 19 had been implemented effective January 1, 2003 under previous GAAP, and consequently no adjustment was needed upon the Group's transition to IFRS. SFAS 87 was implemented in 1989 for non-US Plans and in 1987 for US Plans, and SFAS 106 was implemented in 1993. The difference in implementation dates causes a significant difference in accumulated gains and losses, where the accumulated gains and losses under IFRS were zero, whereas under US GAAP the accumulated gains and losses have been accumulating since the implementation dates noted above;
•Under IFRS, the past service cost and expense resulting from plan amendments are recognized immediately if vested or amortized until vested. Under US GAAP, prior service costs are generally recognized over the average remaining service life of the plan participants;
•Under IFRS the estimated return on assets is based on actual market values while the US GAAP allows an estimated return on assets based on market-related values;
•Under US GAAP an additional liability should be recognized and charged to other comprehensive income when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognized past service cost, if any, and this excess is not covered by the liability recognized in the balance sheet. Such "minimum liability" is not required under IFRS.
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
•SFAS 142 "Goodwill and other intangible assets" was adopted January 1, 2002 for US GAAP purposes meaning that amortization stopped in 2002 while under IFRS amortization of such intangibles stopped 2003;
•Goodwill impairment test is performed at cash generating unit (CGU) level and is for US GAAP purposes comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable cash generating unit to its carrying value, including goodwill. The Group's measurement of fair value is based on an evaluation of future discounted cash flows consistent with those utilized in the Group's annual planning process for impairment tests. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable cash generating unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

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

Note 34 Restatement to Statements of Cash Flow

The statements of cash flows for the years 2005, 2004 and 2003 have been restated to correct for the classifications between the major categories of cash flows, which are specified in the table and notes below.

2005	As previously published	As restated
Post employment defined benefit plans (a)	-364	-417
Net cash flow from operations	4 426	4 373
Investments in financial and other assets (b)	-55	-5 430
Sales of financial and other assets (b)	42	3 469
Net cash flow used in investing activities	-1 996	-3 944
Net cash flow after investments before financing	2 430	429
Change in marketable securities and other liquid assets (b)	-1 948	-
Contributions to post-employment benefit plans (a)	-53	-
Net cash flow used in financing activities	-3 314	-1 313
Increase +/ (decrease)- in cash and cash equivalents	-884	-884

2004	As previously published	As restated
Post employment defined benefit plans (a)	-525	-3 636
Net cash flow from operations	4 197	1 086
Investments in financial and other assets (b)	-61	-2 439
Sales of financial and other assets (b)	36	5 272
Net cash flow used in investing activities	-2 044	814
Net cash flow after investments before financing	2 153	1 900
Change in marketable securities and other liquid assets (b)	2 858	-
Contributions to post-employment benefit plans (a)	-3 111	-
Net cash flow used in financing activities	-1 975	-1 722
Increase +/ (decrease)- in cash and cash equivalents	178	178

2003	As previously published	As restated
Post employment defined benefit plans (a)	-508	-544
Net cash flow from operations	3 613	3 577
Investments in financial and other assets (b)	-68	-5 808
Sales of financial and other assets (b)	53	5 858
Net cash flow used in investing activities	-1 118	-1 053
Net cash flow after investments before financing	2 495	2 524
Change in marketable securities and other liquid assets (b)	65	-
Contributions to post-employment benefit plans (a)	-36	-
Net cash flow used in financing activities	-1 423	-1 452
Increase +/ (decrease)- in cash and cash equivalents	1 072	1 072

(a) The cash outflows related to contributions to pension plans are to be considered as operating as they represent payments on behalf of employees. Previously SKF had classified contributions to post-employment defined benefit plans as part of the financing activities as the decision to fund these plans was made in the context of financing SKF's overall obligations.

(b) Cash flows relating to marketable securities and other liquid assets are to be considered as investing activities. Further, since the original maturities of these investments are greater than three months, it is preferable to present them on a gross basis. Previously, SKF had classified these activities as part of financing activities as the investments are part of the overall financing program at SKF.

155A

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